Form 20-F
period 2002-12-31
INTASYS CORP
filed 2003-06-30
CIK 839435

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

0-17164
(Commission file number)

INTASYS CORPORATION
(Exact name of registrant as specified in its charter)

PROVINCE OF ONTARIO (CANADA)
(Jurisdiction of incorporation or organization)

388 St. Jacques Street West, 8th Floor
Montreal, Quebec
Canada, H2Y 1S1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or Common Shares, as of May 31, 2003:

6,139,495 Common Shares

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes           X            No

Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17      X            Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                    NOT APPLICABLE.

EXPLANATORY NOTES

     In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all monetary amounts are expressed in United States dollars.

     On July 11, 2001, Intasys Corporation ("Intasys" or the "Company") filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation Common Shares. In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all references to the Company's Common Shares, including those relating to prices of the Company's Common Shares, have been adjusted to reflect this consolidation.

Page No: 2

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "DESIRES," "WILL," "SHOULD," "PROJECTS," "ESTIMATES," "CONTEMPLATES," "ANTICIPATES," "INTENDS," OR ANY NEGATIVE SUCH AS "DOES NOT BELIEVE" OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ SMALLCAP MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; THE ADVERSE RESOLUTION OF LITIGATION. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") AND/OR THE ONTARIO SECURITIES COMMISSION ("OSC") RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM, OR THE COMPANY'S WEBSITE AT

Page No: 3

WWW.INTASYS.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PERIOD-TO-PERIOD COMPARISONS

A VARIETY OF FACTORS MAY CAUSE PERIOD-TO-PERIOD FLUCTUATIONS IN THE COMPANY'S OPERATING RESULTS, INCLUDING BUSINESS ACQUISITIONS, REVENUES AND EXPENSES RELATED TO THE INTRODUCTION OF NEW PRODUCTS AND SERVICES OR NEW VERSIONS OF EXISTING PRODUCTS, NEW OR STRONGER COMPETITORS IN THE MARKETPLACE AS WELL AS CURRENCY FLUCTUATIONS. HISTORICAL OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE RESULTS AND PERFORMANCE

Page No: 4

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          NOT APPLICABLE.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          NOT APPLICABLE.

Page No: 5

ITEM 3.     KEY INFORMATION

Selected Financial Data is derived from the audited consolidated finacial statements included in item 17.

CANADIAN GAAP
YEAR ENDED DECEMBER 31st

Income Statement Data	2002 $	2001 $	2000 $	1999 $	1998 $
Sales	11,824,982	11,965,409	14,431,554	5,023,822	4,197,799
Loss for the Year	(316,994)	(14,606,683)	(32,236,492)	(7,864,673)	(2,668,950)
Net Loss Per Share	(0.07)	(4.55)	(11.97)	(4.95)	(3.26)
Balance Sheet Data	2002 $	2001 $	2000 $	1999 $	1998 $
Total Assets	9,971,214	7,139,984	23,642,904	45,261,710	9,471,399
Total Liabilities	3,270,019	2,704,141	6,842,333	4,348,192	1,762,972
Net Assets	6,701,195	4,435,843	16,800,571	40,913,518	7,708,427
Working Capital (Deficiency)	3,357,422	2,202,718	5,898,756	12,724,105	6,151,863
Capital Stock	69,873,994	68,077,781	63,502,772	54,020,074	15,827,186
Additional Paid-in Capital	750,111	339,550	2,180,976	3,369,825	416,020
Equity Component on Convertible Debt	-	-	-	-	76,929
Deferred Stock-based Compensation	(10,667)	(418,727)	-	-	-
Cumulative Translation Adjustment	(275,693)	(243,205)	(170,304)	-	-
Deficit	(63,636,550)	(63,319,556)	(48,712,873)	(16,476,381)	(8,611,708)
Shareholders' Equity	6,701,195	4,435,843	16,800,571	40,913,518	7,708,427
Weighted Average Number of Shares - Basic and Diluted	4,356,751	3,206,996	2,692,364	1,589,058	818,119
Cash Dividends	None	None	None	None	None

Page No: 6

U.S. GAAP
YEAR ENDED DECEMBER 31st

	2002 $	2001 $	2000 $	1999 $	1998 $
Income Statement Data		(Restated1)
Sales	11,824,982	11,965,409	14,431,554	5,023,822	4,197,799
Loss for the Year	(1,254,890)	(16,543,665)	(30,399,304)	(7,864,673)	(3,522,296)
Net Loss Per Share	(0.29)	(5.16)	(11.29)	(4.95)	(4.31)
Balance Sheet Data	2002 $	2001 $	2000 $	1999 $	1998 $
Total Assets	9,971,214	7,139,984	23,130,477	45,261,710	9,471,399
Total Liabilities	3,270,019	2,704,141	6,206,329	4,348,192	1,934,897
Net Assets	6,701,195	4,435,843	16,924,148	40,913,518	7,536,502
Working Capital (Deficiency)	3,357,422	2,202,718	5,898,756	12,724,105	6,151,863
Capital Stock	86,643,564	84,847,351	80,272,344	70,789,646	33,320,602
Additional Paid-in Capital	1,787,801	1,469,240	3,854,670	3,369,825	437,250
Deferred Stock-based Compensation	(10,667)	(418,727)	-	-	-
Accumulated other comprehensive loss	(275,693)	(1,273,101)	(3,557,609)	-	-
Deficit	(81,443,810)	(80,188,920)	(63,645,257)	(33,245,953)	(26,221,350)
Shareholders' Equity	6,701,195	4,435,843	16,924,148	40,913,518	7,536,502
Weighted Average Number of Shares - Basic and Diluted	4,356,751	3,206,996	2,692,364	1,589,058	818,119
Cash Dividends	None	None	None	None	None

Capitalization and Indebtedness

     NOT APPLICABLE.

Reasons for the Offer and Use of Proceeds

     NOT APPLICABLE.

______________________________

1 Income statement data in accordance with U.S. GAAP for 2001 has been restated resulting in an increase in net loss in accordance with U.S. GAAP by $2,288,987, or $0.72 per share. As a consequence of this restatement, the net loss for 2001 increased to $16,543,665 as compared to $14,254,678 as previously reported. This restatement relates principally to the net effect of a reclassification of realized losses on marketable securities, sold during 2001, from accumulated other comprehensive loss to net loss. In addition, this restatement reflects an adjustment to the amount of write-down of an investment under U.S. GAAP due to the effects, on the carrying amount of this investment immediately prior to the write-down, of other U.S. GAAP differences of prior years as well as a correction of the amount of stock-based compensation costs for 2001

Page No: 7

Risk Factors

     You should consider carefully the following risk factors inherent in and affecting the Company's business, as well as all other information set forth in this Annual Report on Form 20-F and in the reports and other information that the Company files or furnishes with the SEC and/or OSC.

     Volatility of Stock Price and Trading Volume
     The Company's Common Shares are subject to significant price and volume fluctuations some of which result from various factors including (a) changes in its business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of the Company's Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of the Company's Common Shares has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended May 31, 2003, the closing per share price of the Company's Common Shares has varied from $1.01 to $2.74. During that same period, the daily trading volume of the Company's Common Shares has varied between 100and 373,500 with an average daily trading of 13,720 Common Shares. Future market conditions may adversely affect the market price and trading volume of the Company's Common Shares. Furthermore, should the market price of the Company's Common Shares drop below the $1.00 per share minimum bid price requirement, the Company's Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on the Company's business and liquidity of its Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in the Company's Common Shares and may also adversely affect the Company's ability to access capital.

     Infringement and Liability Claims
     The Company is involved in litigation and arbitration proceedings, which are described in this Annual Report on Form 20-F under ITEM 8 - Legal or Arbitration Proceedings. There can be no assurance that the Company will be successful in asserting or defending any claims relative to such proceedings. An unfavourable outcome in any such proceedings may have a material adverse effect on the Company's results of operations, financial condition and cash flows.

     The Company and its operating companies may be subject to infringement or liability claims. From time to time, the Company and its operating companies have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage the businesses of the Company and its operating companies including by (i) subjecting them to significant liability for damages,

Page No: 8

(ii) resulting in invalidation of their proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management's time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although the Company and its operating subsidiaries, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect the Company or its operating subsidiaries against such claims.

     Historical net results
     As presented earlier in this section, the Company has reported net losses and net losses per share in each of the last five years. The Company has been financing its operations mainly by several private placements and by exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2002 will be sufficient to meet normal operating requirements throughout fiscal 2003. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing. No assurance can be given that Management will be successful in getting required financing in the future.

     Investments
     During the past years, the Company invested in analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, the Company announced a moratorium on new incubator activities. On a regular basis, the Company reassesses its investments to determine if there is other than temporary decline in its value. All the Company's investments except the investment in Ltrim Technologies Inc ("Ltrim") have been written-down to nil as of December 31, 2002. Ltrim is a corporation in the development stage and there is no assurance that it will become profitable in the future or that the company will be able to recover its investment. Consequently, the investment in Ltrim which amounts to approximately $1.1M may be subject to a write-down in the future.

     Internet Use May Adversely Affect Company Results
     The Company's business is based on Internet driven products and services including direct on-line Internet marketing and customer care software systems. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of the Company's future revenues difficult. The Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of its future performance. It is also possible that in some fiscal quarters, the Company's operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of the Company's Common Shares may decline. The success of a significant portion of the Company's operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for billing, customer care, sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. The Company's results will suffer if commercial use of the Internet, including the areas of billing, customer care, sales, advertising and marketing, fails to grow in the future.

Page No: 9

     Security Risks
     The Company's operating companies face security risks. Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet which are necessary for growth of the Company's business. Many factors may cause compromises or breaches of the security systems the Company's operating companies or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact the Company's operating companies' businesses. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose the Company's operating companies to a risk of loss or litigation and possible liability. The Company cannot assure that the measures in place are adequate to prevent security breaches.

     Regulations
     If the Internet becomes more strongly regulated, a significant portion of the Company's operating businesses may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet privacy, pricing, taxation and content. The enactment of any additional laws or regulations may impede the growth of the Internet and the Internet-related businesses of the Company and could place additional financial burdens on the Company and its Internet-related businesses.

     Sales Risks
     Intasys Billing Technologies, the Company's billing and customer care operation, and its customers typically invest substantial time, money, and other resources prior to agreeing to a software license, maintenance and support arrangement, especially in situations relating to large enterprise-wide sales. During such long sales cycles, events such as economic downturns, bankruptcy and business restructurings may occur that affect the size or timing of the order or even cause it to be cancelled. The loss or postponement of potential sales, especially after having invested significant resources, may have a material adverse effect on the Company's results of operations, financial condition and cash flows.

     Reliance on Key Personnel, Labour Availability and Employee Relations
     The success of the Company is dependent upon the experience and abilities of its senior management. The Company's success is also dependent on its ability to attract, train, retain and motivate other high quality personnel, in particular for its technical and sales teams. There is significant competition in the Company's industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet the Company's business objectives and plans. There can be no assurance that the Company will be able to retain its existing personnel or that it will be able to recruit new personnel to support its business

Page No: 10

objectives and plans. The Company believes its employee relations are good. Currently, none of the Company's employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on the Company until normal operations resume.

     Dilution
     As at May 31, 2003, the Company has 3,184,409 warrants and 440,027 stock options outstanding. As at May 31, 2003 66%, the exercise prices of all of the Company's outstanding warrants and approximately 83% of options issued pursuant to the Company's stock option plan are lower than the market price of the Company's shares of Common Shares. However, to the extent that the market value of the Company's shares of Common Shares increases above the respective exercise prices of all the warrants and options, their exercise could result in the issuance of an additional 3,624,436 shares of Common Shares. To the extent such shares are issued, the percentage of shares of the Company's Common Shares held by existing Company stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding shares of Common Shares held by existing Company stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders' shares of Common Shares.

     Strategic Acquisitions and Market Expansion
     A future decision by the Company to expand its business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management's attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iv) exposure to unforeseen liabilities relating to acquired assets, (v) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the Company's currently outstanding securities, and (vi) the requirement to record potentially significant additional future operating costs for the amortization of goodwill and other intangible assets. The Company may not be able to successfully address these problems. The Company also faces competition from other acquirers, which may prevent the Company from realizing strategic opportunities.

Page No: 11

     Dividends Unlikely
     The Company has never paid dividends on any class of its shares. The Company's management anticipates that any earnings generated from the Company's operations will be used to finance the Company's working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company's Common Shares.

     Rapidly Evolving Marketplaces and Competition
     The markets for the Company's products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render the Company's products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company's results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

     The market for the Company's products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the Company's markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company's products and services. Many of the current and potential competitors of the Company's operating companies have greater financial, technical, operational and marketing resources. The Company may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce the revenues of the Company's operating companies.

     Uncertainty and Protection of Intellectual Property Rights
     The Company relies upon a combination of trade secret, copyright, trademark and other laws to protect its intellectual property assets. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of, these and other proprietary information. However, the steps the Company takes to protect its intellectual property assets may not be adequate to deter or prevent misappropriation. The Company may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect its intellectual property rights. Although senior management believes that the Company's services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

Page No: 12

     Currency Fluctuations
     Although the Company transacts a majority of its business in United States dollars, the Company must transact some of its business in foreign currencies. While the Company has not experienced a material adverse effect from fluctuations in the value of foreign currencies, there can be no assurance that a material adverse effect will not result in the future. Negative fluctuations in the value of foreign currencies by which the Company may receive payment could decrease the value of the Company's transactions and adversely impact the Company's results of operations, financial condition and cash flows. The Company does not hold any financial instruments that mitigate this risk.

     Inflation
     The Company does not believe that the relatively moderate rates of inflation experienced in the United States, Canada and the United Kingdom in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company's results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company's results of operations, financial condition and cash flows.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated as Quartet Management Ltd. on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company's name was then changed to Health Care Products, Inc. on March 18, 1987, then to Celltech Media Inc. on March 25, 1994, and again changed on June 28, 1995 to Smartel Communications Corporation. On July 26, 1996, the Company received shareholder approval to change its name to Intasys Corporation.

     In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montreal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, 8th Floor, Montreal, Quebec, Canada H2Y 1S1 (514-874-0888), where it currently occupies approximately 700 square feet of office space within the premises leased by its operating company, Mamma.com Inc. The Company maintains its registered head office c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

     The Company's operating subsidiaries are Mamma.com Inc. and Intasys Billing Technologies, the latter being comprised of subsidiaries including Intasys Billing Technologies Ltd., Intasys Online Limited, Intasys Billing Technologies (Canada) Inc. (formerly Intasys Capital

Page No: 13

Corporation) and Intasys Billing Technologies (Asia-Pacific) Pty Ltd. Prior to July 2000, the Company's billing and customer care operation was operated under the name of Intasys Management Systems, at which point it started to operate primarily under the name of Noha Systems. By April 2001, the Company discontinued use of the name Noha Systems, resumed using the Intasys name exclusively and is currently known and operates under the name Intasys Billing Technologies.

IMPORTANT EVENTS, CAPITAL EXPENDITURES AND DIVESTITURES

Maxim Group, LLC

     On January 29, 2003, the Company retained Maxim Group LLC, on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company pays a retainer of $25,000 for the first month and a monthly fee of $5,000 for the duration of the agreement. Upon execution of the agreement, the Company issued a warrant to purchase 25,000 of the Company's Common Shares at an exercise price of $2.15 expiring on June 30, 2006. Under the agreement, on a monthly basis, commencing 30 days after execution of the agreement, the Company will issue additional warrants, each to purchase 8,000 shares of Common Shares, at an exercise price equal to the market price, for the duration of the agreement upon the same terms and conditions. For any Transaction completed by the Company with Maxim Group LLC, the Company shall pay a success fee upon closing equal to the sum of 2½% of the aggregate transaction value, provided that Maxim either introduces and/or performs specific services for the Transaction. The minimum success fee for any transaction shall be $200,000. On May 5, 2003, an amendment was made to the Agreement originally signed on January 29, 2003. It was agreed to increase the success fee for a specific corporation from 2½% to 3½%.

     The term of this Agreement is indefinite. However, the Company or Maxim may terminate it upon 30 days written notice. If such a notice is sent by the Company, the monetary consideration will be payable by the Company for the ensuing five months; however, the warrant consideration will cease after the 30 days written notice. If Maxim sends such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the Agreement may be terminated upon 30 days written notice by either party after the 6th month anniversary of the Agreement.

As at May 30, 2003, Maxim Group, LLC has been granted warrants to purchase 57,000 Common Shares at an exercise price as stipulated above, all of which expire on June 30, 2006.

Recent Financings

     On November 30, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consists of one share of Common Shares plus one nontransferable "A Warrant" that will entitle the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only

Page No: 14

in the event and upon the exercise of each respective A Warrant, the holder thereof shall be issued one "B Warrant" that will entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing. Upon the full exercise of all of the A and B Warrants according to their terms prior to their respective expiry dates, an additional sum of $5,904,354 would accrue to the treasury of the Company upon the issuance of a further 4,071,968 shares and the Company's receipt of full payment of the above-described exercise prices. The form of The Amended Subscription Agreement and warrants as well as the placement agreement relative to this financing are filed as Exhibits to this Annual Report on Form 20-F.

     On August 6, 2001, the Company entered into subscription agreements to sell 600,000 Units, for a purchase price of $1.50 per Unit or total proceeds of $900,000. The Units are comprised of, in the aggregate, (i) 600,000 shares of Common Shares of the Company, (ii) 600,000 non-transferable warrants which entitle the holders thereof to purchase, until August 14, 2003, an aggregate of 600,000 shares of Common Shares of the Company at a price of US$2.40 per share (the "Class A Warrants") and (iii) on condition that the Class A Warrants have been exercised, 400,000 non-transferable warrants which entitle the holders thereof to purchase, for a period of one year from the exercise of the Class A Warrants, an aggregate of 400,000 shares of Common Shares of the Company at a price of US$2.50 per share (the "Class B Warrants"). A placement fee of 54,000 Units (comprised of, in the aggregate, 54,000 shares of Common Shares of the Company, 54,000 Class A Warrants and 36,000 Class B Warrants) was paid to a placement agent for arranging this financing. In the event of the full exercise of all warrants, the Company will have issued a total of 1,690,000 shares of Common Shares and will have received aggregate proceeds of $3,559,600. None of these warrants have been exercised and their exercise period is scheduled to expire at the close of trading on August 14, 2003.

     In 2000, warrants and options were exercised and the remaining balance of the private placement initiated in 1999 contributed for a total consideration of $8,293,849 as issuance of capital stock.

Acquisition of focusIN assets by Mamma.com Inc.

     On November 27, 2002, the Company, through Mamma.com Inc., acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company's financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 30 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Page No: 15

INVESTMENTS OF INCUBATOR ACTIVITIES

LTRIM Technologies Inc. ("LTRIM")

     LTRIM is engaged in the design and development of high-performance analog integrated circuit products. LTRIM's proprietary core technology consists of a laser-based fine-tuning system designed to set the electrical characteristics of high-performance analog integrated circuits by precisely adjusting the resistance of silicon-embedded resistive elements that are fabricated through standard semiconductor manufacturing processes. It is expected that this technology will have advantages over conventional circuit fine-tuning techniques, in terms of manufacturing cost, integration, and time-to-market, when applied to the production of high-performance analog semiconductor products.

     On May 4, 2000, Intasys initiated a series of transactions pursuant to which it subscribed to a CAD$850,000 secured debenture convertible into 12.75% of the equity of LTRIM. On February 23, 2001, the Company started acquiring preferred shares by step purchase and by May 2001, a total of 207,323 preferred shares were subscribed to and entirely paid. These shares were subsequently split 10 for 1, resulting in 2,073,230 shares.

     On December 13, 2002, LTRIM closed the first round of an intended two-round financing transaction with new investors. As part of the transaction, the Company converted all preference shares and the secured debenture into 4,891,686 Class A Common Shares. Accrued interest on the debenture in the amount of CA$137,014 (US$80,038) was converted into 359,281 Class A preference shares.

interWAVE Communications International, Ltd. ("interWAVE")

     interWAVE is a pioneer in the design of micro cellular wireless network systems and a global provider of cost-effective compact wireless network solutions for the cellular and PCS (Personal Communications Systems) market. interWAVE solutions seek to address the competitive needs of today's wireless communications service providers by offering them innovative solutions to economically improve and expand their services. interWAVE's all-in-one solution is the first product of its kind to integrate a GSM (Global System for Mobile Communications) switch, base station controller and base receiver station in a compact enclosure approximately the size of a personal computer tower.

     In August 1999, Intasys acquired 715,000 preferred shares of interWAVE for $5.05 million. These preferred shares are convertible into 715,000 Common Shares and share purchase warrants that entitle the Company to purchase another 715,000 Common Shares at $1 per share. In January 2000, Intasys exercised its 715,000 warrants and received a corresponding number of Common Shares of interWAVE. In 2001, the Company purchased an additional 6,000 Common Shares for $5,470. By March 31, 2002, the Company had sold its entire 1,436,000 Common Shares of

Page No: 16

interWAVE for a total cash consideration of $1,956,291. Between August 1999 and March 2002, the Company wrote-down $4,027,310 of marketable securities due to a decline in market value.

Tri-Link Technologies Inc. ("Tri-Link")

Tri-Link is a developer of integrated (voice, video and data) computer telephony solutions. Formed in 1998, it is headquartered in Vancouver, British Columbia. Tri-Link's Vortex is a standard-based, open platform product that integrates seamlessly with third party applications. It has unique networking technology that allows it to augment and deliver the advanced high-speed services of telephone and cable companies, while guaranteeing voice and video quality. Customers installing Vortex economically deliver three integrated networks over a single standard copper wire to each user. This includes an advanced PBX telephone network, a high-quality video conferencing network, and a high-throughput data network. Vortex also includes advanced Internet features, including free IP long distance and seamless network integration to high-speed services. In September 2000, the Company subscribed to $1.35 million of convertible preferred shares. Subsequent to this initial investment, the Company made a total of $158,430 in advances and accrued interests. As at December 31st, 2001, the entire investment was written down and as at March 31st, 2002 all advances and accrued interests were also written down. In 2002, the Company acquired 2,553,650 preference shares of Tri-Link Technologies for $1,612 which was a preferred price due to the fact that the Company made advances in 2001. In 2002, the remaining balance of $1,612 was written off.

TEC TechnologyEvaluation.com Corporation ("TEC")

     TEC is a source of Web-based B2B information on technology trends, vendors and products. TEC also provides more comprehensive advice, consultation and evaluation services off-line on a fee or paid subscription basis.

     On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com ("TEC.com") for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest.

     On November 9, 2000, TECE, Inc. ("TECE"), a publicly traded corporation listed on the OTC BB in the United States under the symbol TENC, acquired a controlling interest in TEC.com from certain of its major shareholders, including Intasys Corporation. As part of the transaction, the Company transferred its $2.625 million secured convertible debenture plus accrued interest in an amount of $114,538 in exchange for 6,522,710 shares of TECE's common stock. At the same time, the Company subscribed to a non-interest-bearing note receivable of $344,914. The note receivable was issued for a cash consideration of $250,000 and a fee of $94,914. During 2001, the investment was entirely written down due to an other than temporary decline in its value. Moreover, the advances of $907,227 were written down to nil.

Page No: 17

     In 2002, TECE restructured its capital. As part of this transaction, the Company converted its 6,522,710 shares of TECE's common stock, its non-interest-bearing note receivable of $344,914 and all advances into 5,000,000 common shares representing approximately 7% of TECE's new capital structure.

uPATH.com Inc. ("uPATH")

     uPATH is an Internet communications, commerce and media company, targeting the 18 to 24 year old market and providing a branded network of services to Internet users. uPATH's mission is to provide cutting-edge content and technology to on-line users. uPath had created a focused business model that targets college and university students and "urban youth". uPATH offers them highly focused on-line content. On May 25, 2000, Intasys acquired a 30% equity interest in uPath for CAD $1 million. As of December 31, 2001, this investment has been written down to its net realizable value of $50,000. The Company is seeking to divest itself of this investment. During 2002, the Company wrote-down the remaining balance of the investment to nil.

ESP Media Inc. ("ESP")

In August 2000, Intasys agreed to subscribe to up to CAD $4,000,000 in exchange for a 26.7% equity interest in ESP, a startup wireless service provider offering a sponsored, mobile telephony service that partners sponsors with specific target markets. By December 31, 2000, the Company had subscribed to CAD $2,200,000 of shares but thereafter ceased its subscription as a result of ESP missing certain required milestones. Also as of that date, the Company wrote off its entire investment in ESP. In May 2001, ESP ceased its operations and made a voluntary assignment of its assets into bankruptcy. ESP no longer had the funds to pursue its business plan. ESP's success depended in large part on advertising revenues from major clients, which it failed to obtain.

Cessation of Incubator Activities

In February 2001, the Company announced a moratorium on new incubator activities.

Nepal Telecommunications Corporation

     On February 9, 2002, Intasys Billing Technologies (Asia Pacific) Pty Ltd. ("IBT-Australia"), the Company's Australian billing and customer care software subsidiary, entered into a series of agreements pursuant to which IBT-Australia is providing, to Nepal Telecommunications Corporation, billing and customer care software and services, including installation, maintenance and support services. The agreements, valued at US$2.2 million, include the provision of a five-year software license, as well as implementation, training and support over the life of the license. For the year ended December 31, 2002, approximately US$1 million was recognized as revenue.

Page No: 18

Relocation of Principal Executive Offices

     In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montreal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, 8th Floor, Montreal, Quebec, Canada H2Y 1S1, where it currently occupies approximately 700 square feet of office space within the premises leased by one of its operating subsidiaries, Mamma.com Inc.

Global Capital Securities Corporation

     On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested Common Shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., who had agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, all of the above warrants were returned to Intasys for cancellation.

These unvested shares are earned evenly over the 18-month term of the agreement at a rate of 8,333 shares per month. The warrants vest in the same manner, with 13,889 becoming vested each month. In the event the agreement is terminated prior to the expiration of its 18 month term, any unvested shares and warrants remaining as of that date must be returned to the Company for cancellation. Since the terms of the unvested shares and the warrants are variable, the fair value of the unvested shares and warrants is remeasured at each balance sheet date, and deferred stock-based compensation and additional paid-in capital are adjusted accordingly. The cost of the services is recognized as an expense on a monthly basis as the warrants and shares vest, based upon the fair value of the Company's Common Shares at the end of each month. This agreement is now terminated and all outstanding warrants expired unexercised.

Acquisition of Remaining Minority Shareholder Interests in Mamma.com Inc.

     On July 5, 2001, the Company acquired the remaining minority shareholders' interests in Mamma.com Inc. for a cash consideration of $1,263,946 and issuance from treasury of 436,898 of the Company's shares of Common Shares, valued at $2.50 per share. Concurrently with this transaction, the Company acquired all outstanding options to acquire shares of Mamma.com Inc. for a cash consideration of $158,221 and the issuance of 42,977 options to acquire shares of the Company's Common Shares, at an exercise price of $1.50 per share, which are scheduled to expire on July 17, 2011. The options were issued pursuant to the Company's stock option plan.

Page No: 19

NASDAQ® Panel Hearing
Amendment to Articles of Incorporation - Consolidation of Company's Common Shares

     On April 9, 2001, the Company received a NASDAQ Staff Determination stating the Company had failed to comply with the minimum bid price requirement for continued listing and as a result, was subject to delisting from the NASDAQ SmallCap Market®. On May 24, 2001, at the Company's Annual and Special Meeting of Shareholders, the shareholders approved a special resolution conferring authority on the Company's Board of Directors to amend the articles of the Company in order to consolidate all of the issued and outstanding Common Shares of the Company on the basis of one post-consolidation common share for every two to ten pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of shareholders. On June 7, 2001, the Company had an oral hearing before the NASDAQ Listing Qualification Panel ("Panel"). At this hearing, the Company presented a plan for achieving long-term compliance with the minimum bid price requirement, which plan included the above-mentioned consolidation. On July 2, 2001, the Panel issued an order to maintain the Company's listing, provided the Company's securities evidenced a closing bid price of at least $1.00 per share on or before July 25, 2001 and for a minimum of ten consecutive trading days immediately thereafter and provided the Company also demonstrated compliance with all other requirements for continued listing on the NASDAQ SmallCap Market®. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company's Common Shares started trading on the NASDAQ SmallCap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date and for a period of twenty trading days thereafter, a "D" was appended to the Company's trading symbol so the trading community would be aware of the consolidation. On August 6, 2001, the Panel determined that the Company had met the conditions of its July 2, 2001 order for continued listing on the NASDAQ Small Cap Market®.

BUSINESS OVERVIEW
NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

     Intasys Corporation is focused primarily on providing innovative on-line direct marketing services within the Internet search industry. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a provider of meta-search and on-line direct marketing services and technologies. Its wholly owned subsidiaries, Intasys Billing Technologies, further provide global wireless Internet-compatible billing and customer care information systems. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors.

INTERNET MEDIA ACTIVITIES (MAMMA.COM INC.)

     The Company, via Mamma.com Inc., is a provider of meta-search and on-line media placement products and services. Mamma.com's services are targeted to businesses and consumers

Page No: 20

and its business model is to generate revenues through advertisers, sponsors and its advertising distribution network. Mamma.com developed its meta-search service on the premise that one Web search technology cannot be the answer to all search requirements on the Web. Web content exists in many different formats, including text, audio and video and is believed to double every year. The vast amount of content makes searching more and more challenging. Mamma.com's meta-search proprietary technology is designed with the aim of taking advantage of the best of breed search sources in an effort to deliver quality search results to users. When a user enters a search query, Mamma.com's technology simultaneously queries several major Internet search engines as well as a multiplicity of e-commerce databases, and formats the words and syntax for each source being probed. Mamma.com then creates a virtual database (temporary storage of results), organizes the results into a uniform format, eliminates duplicates and presents them by relevance and source using it's proprietary ranking feature: RSORT.

     Mamma.com's business model evolved from a pure banner advertising model on the www.mamma.com site to a model based on the publication and distribution of monetized search results (paid listings) and media advertising (banner advertising). On the distribution side of search results, Mamma.com partners with high traffic destination sites to set up private labelled search engines (portals using Mamma.com as their Web search feature). This search network is then used as leverage for distribution deals with the source engines based on referrals.

     In 2002 Mamma.com doubled it's own Ad Network with the acquisition of the focusIN Ad Network from ZAQ interactive solutions Inc. The focusIN Ad network is composed of more than 5000 online publishers, which are categorized destination sites that provide access to their advertising banner inventory. These services allow Mamma.com to provide one stop shop advertising campaign solutions for clients. Mamma.com can maximize the efficiency of an on-line advertising campaign by offering paid for placement search results and targeted banner advertising (product on banner is related to search performed) on the Mamma.com web site, on its co-branded partners' web sites and on other third party web sites. Mamma.com's advertisers are able to benefit from a potential exposure of approximately 30 million unique users per month and an inventory of about a billion pages impressions per month.

     Mamma.com's business relies on the principle of providing high quality search results to its users with the proper mix of sponsored and non-sponsored content. Mamma.com believes that a proper mix of sponsored (paid-for) and non-sponsored content is a key factor in maintaining user loyalty.

     Mamma.com's business strategy relies in the short term on an organic growth plan that will differentiate itself in the marketplace by the diversity of marketing services it intends to deploy and by the new revenue sources which Mamma.com expects to generate from these new services. In order to successfully accomplish these objectives, Mamma.com has developed a comprehensive business plan that is focused on the following three key areas:

     1- Develop our search property: Mamma.com
     As opposed to pure distribution players that operate in the search industry, Mamma.com has developed its own destination site at www.mamma.com. It is a well-branded and visited site.

Page No: 21

Advertisements which are placed by Mamma.com's clients on the Mamma.com web site generate greater contributions since Mamma.com is not required to share these with distribution partners. Mamma.com therefore believes that an important element in its business strategy is to increase user traffic to Mamma.com's web site. Mamma.com explores and employs a variety of means for increasing user traffic including on-line marketing and public relations campaigns.

     2- Develop our distribution network
     (i)     focusIN Search Network and ASI
     Mamma.com has developed a comprehensive paid-for placement offer that allows small and large businesses to purchase keywords that are relevant to their business model (e.g. "travel in California' for a travel agent) and which are used to present their Web sites when a user searches for those keywords. It is a low cost and effective way to bring qualified prospects to an Internet site. Mamma.com's paid-for placement model is somewhat different than the bid-for placement services offered by most other competitors, whereby clients bid for keywords. Mamma.com sells key word searches at a pre-determined fixed price by vertical market, which enables the advertiser to plan a fixed budget accordingly. Partnerships have proven beneficial for Mamma.com. Co-branded partners are highly visible Web sites that use Mamma's search application within their own interface. When their users perform a search, the results and banner space are supplied by Mamma.com. This gives Mamma.com the opportunity to build more traffic and to distribute its advertisers' campaigns through search results of the co-branded partners.

     (ii)     focusIN Ad Network
     Mamma.com has built strong partnerships with strategic businesses that leverage Mamma.com's strengths. Mamma.com has developed an extensive Ad network that almost doubles its page views capacity for advertisers conducting banner campaigns. Through the focusIN Ad Network, Mamma.com represents more than 5000 Internet media properties where Mamma.com has an agreement to sell their advertising inventory. These ventures allow Mamma.com to offer a wide range of on-line advertising services through a broad network of sites. Through categorization technology, Mamma.com can target the campaign to a specific demographic, which in turn would augment the conversion rate of prospects to the advertiser. Through these services and through other offerings being developed by Mamma.com, Mamma.com expects to develop additional expertise in the on-line direct marketing area and provide better targeted campaigns to its clients.

     3- Develop data base (e-mail) marketing services
     Mamma.com is presently examining ways to offer even more user specific applications where user profiling would enable it to deliver personalized content (content that is relevant with known user profile and permitted by user) and generate on-line direct marketing revenues. These new revenue sources could bring a higher return on a per user basis than other on-line advertising applications. It could also, in the long run, create greater user retention for Mamma.com possibly enabling Mamma.com to secure more user traffic to its site.

Page No: 22

BILLING SYSTEMS (INTASYS BILLING TECHNOLOGIES)

     The Company, billing systems division, Intasys Billing Technologies, develops, markets, sells, installs and maintains billing and customer care and mediation software for customers operating in the telecommunications industry. Customers include cellular operators (analog, digital, GSM) and fixed line operators. Intasys Billing Technologies' typical customers purchase network capacity from network operators for resale to corporate and consumer end-users, and are known in the industry as service providers.

     Intasys Billing Technologies has a worldwide focus on subscriber management and customer care billing software. Intasys Billing Technologies develops, markets, sells and supports subscriber management, billing and customer-care software for the telecommunications market. The software could also be used in other markets, including utilities, cable, Internet, satellite mobile radio ("SMR") and satellite service products.

     Intasys Billing Technologies' software provides its clients with the ability to manage the access and use of their services by their subscribers, monitor and comprehensively report on user traffic, and accurately bill their customers for such utilization. The software's modular design also facilitates the effortless integration of multiple tariffs, anti-churn plans and added-value services.

     For companies in telecommunications, utilities and other similar industries, , billing systems are mission-critical competitive tools. Effective billing systems provide assistance with functions such as customer activation, credit assessment, accounts receivable management, usage rating, inventory management, and tracking of new customer leads. Customer care and billing systems must enhance the ability of its users to provide their customers with a wide range of information such as a record of previous invoices, payment history, and billed and unbilled usage. For these multi-service providers, a suitably designed billing system strengthens their ability to create that all-important brand recognition through creative pricing structures and marketing plans.

     Intasys Billing Technologies' products and services are appropriate for use by many other organisations including network operators, Internet service providers ("ISP") cable operators, satellite mobile radio operators and satellite service providers. Intasys Billing Technologies' main product line is comprised of the following:

     J-Bill: a customer care software package aimed at the small network and service provider market. The service provider purchases wholesale rates from a network operator then resells these products in the retail market earning profit on the difference between wholesale and retail markets. J-Bill enables customers to manage the use and access by their customers (subscribers) to their networks. Benefits include the ability to accurately bill their subscribers for usage and to report traffic on their networks. J-Bill also includes a customer care software package aimed at the network market. This package includes additional features required for the more complex tasks associated with network management, including rate plans, roaming and other features.

Page No: 23

     Nomad: a software package that interfaces between network elements (i.e. switches) to enable collection of data from many disparate network elements for use and processing by other supporting applications (i.e. ERP, OSS).

     ViewBill: a software package enabling subscriber's self care and electronic bill presentation and payment (EBPP). This package permits continuous remote access to subscriber account information.

     Dealer Management: a software package that manages the complete retail cycle, including activities associated with point of sale, retail accounts, inventory management, customer management and planning systems. It also allows dealers to remotely verify credit, activate accounts, order stock, and complete transaction.

     The Company carries on its customer care and billing activities through its wholly owned subsidiaries described below:

Intasys Billing Technologies Limited

     Billing Technology Ltd. ("BTL"), a U.K. based company purchased by the Company as part of its Cellular Telecom Ltd. acquisition, was the initial developer and marketer of the Company's original COBOL version software system known as the Cellular Billing System ("CBS"), which assisted cellular telephone service providers in invoicing customers, extending credit and managing business operations. The CBS provided cellular service providers with a flexible and cost effective method to perform this function but was limited in its ability to meet the ever-changing demands of next generation users. In early 1995, the Company incorporated Billing Management Systems Ltd. ("BMS"), a U.K. based company, to oversee the development and marketing of the Company's new software systems. In early 1996, as part of the Company's intention to unify its operations, BMS changed its name to Intasys Management Systems Ltd. ("IMS") and the operations of BTL were discontinued. In April 2001, IMS changed its name to Intasys Billing Technologies Limited ("IBTL"), which now oversees the development, sales and marketing of the Company's software in Europe and parts of Africa. IBTL's research and development facilities in Edinburgh, Scotland are responsible for development of customized and ancillary services. These facilities were previously responsible for overseeing the research and development activities from the Ukraine. As of July 2001, in an effort to reduce costs and streamline development work, the facilities in the Ukraine were closed. No material costs or other liabilities were incurred in association with this closure.

Intasys Billing Technologies (Asia-Pacific) Pty Ltd.

     Intasys Billing Technologies (Asia-Pacific) Pty Ltd. (prior to April 2001, Intasys (Asia-Pacific) Pty Ltd.) is an Australian subsidiary corporation of the Company headquartered in Queensland, Australia and is responsible for some development, sales, marketing and customer support in Australia and Asia.

Page No: 24

Intasys Billing Technologies (Canada) Inc.

     Intasys Billing Technologies (Canada) Inc. (the result of the December 31, 2000 merger of Intasys Solutions, Inc. and Intasys Capital Corporation, Canadian subsidiaries of the Company) was engaged in the development and customization of Intasys billing systems. This subsidiary has its origin in the acquisition of the Ottawa-based Telecom Business Systems (TBS) unit of Domus Software in September 1998. In September 1999, management decided to close the Ottawa facilities and transferred these operations to Montreal, Quebec. Intasys Billing Technologies (Canada) Inc. is responsible for sales, marketing and customer support in North America up to June 30, 2003. Effective July 2003, Intasys Billing Technologies (Canada) Inc. relocated servicing of its North American customers to Intasys Billing Technologies Limited in the UK. This will improve customer service by providing North American customers with access to the core service UK group and enhance operating efficiencies for the Company.

PRINCIPAL MARKETS

Internet Media Principal Markets

     Although Mamma.com Inc. operates in the global on-line market, the majority of its users is still concentrated in the U.S. Its total revenues can be divided into two main categories: banner advertising and paid search services. The following table gives a breakdown of the total revenues by category for the last five financial years. The Company acquired a majority position in Mamma.com and began including Mamma.com's revenues in its financial statements as of November 1999. As of July 2001, Mamma.com became a wholly owned subsidiary of the Company.

YEAR	BANNER ADVERTISING	SEARCH SERVICES	OTHER
	US$	US$	US$
2002	2,698,120	1,488,399	35,833
2001	2,749,037	1,324,464	110,269
2000	3,181,139	4,138,355	230,806
1999	1,592,387	379,856	68,165
1998	89,014	-	-

Seasonality

     Other than its Internet media operations, the Company is not subject to seasonal fluctuations affecting its operations and results. As regards Mamma.com, the Company's Internet media operations, historically, the first and third quarters have shown significant decreases in operating revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and summer holiday season.

Page No: 25

Billing Systems

     Intasys Billing Technologies' primary markets are the U.K., Australia and North America. Intasys Billing Technologies has 15 active accounts in the U.K., 5 active accounts in Australia and 4 active accounts in North America. The following table describes revenues by category of activity and geographic market for each of Intasys Billing Technologies' last five financial years.

REVENUE BY TYPE AND BY REGION

	Canada US$	United States US$	United Kingdom US$	Australia US$

2002 Billing licenses	267,435	-	4,416,011	334,387
Billing services	30,364	-	755,305	1,727,773
Other	1,622	-	54,289	15,444
Total	299,421	-	5,225,605	2,077,604
2001 Billing licenses	295,306	-	4,137,562	903,478
Billing services	89,528	-	656,635	1,503,827
Other	-	-	5,747	177,984
Total	384,834	-	4,799,944	2,585,289
2000 Billing licenses	260,731	-	2,335,115	1,892,638
Billing services	17,937	-	449,074	1,538,822
Other	26,374	-	125,282	123,311
Total	305,042	-	2,899,471	3,554,771
1999 Billing licenses	123,145	253,142	2,351,081	912,233
Billing services	300,480	-	-	35,774
Other	-	-	569,780	3,701
Total	423,625	253,142	2,920,861	951,708
1998 Billing licenses	-	144,997	1,908,831	550,281
Billing services	147,216	-	914,215	461,317
Other	-	-	69,208	1,734
Total	147,216	144,997	2,892,254	1,013,332

Marketing Channels and Sales Methods

     Each of the Company's operating entities maintains its own separate sales and marketing staff and each has created its own experienced direct sales force to address the new and evolving requirements of its target markets. Although the Company itself does not expend significant resources on public relations, its operating subsidiaries market themselves through public relations, Web sites, internally sponsored events and trade shows.

     The Company's Internet media operations, Mamma.com Inc., solicits banner sales by telephone or e-mail directly to the end client, through advertising agencies or network distribution business associates who are mainly specialized in the on-line advertising market. Search listings are solicited either directly from the end client or through specialized search engines.

Page No: 26

     Intasys Billing Technologies sells and markets its customer care and billing products and services primarily through direct sales and partly via strategic alliances. Direct sales staff are employed by Intasys Billing Technologies subsidiaries located in Australia, the U.K. and North America and are supported by technical personnel in those jurisdictions. In addition to direct sales, Intasys Billing Technologies relies to a lesser extent on strategic alliances with various industry participants. In addition, companies within the Intasys Billing Technologies group also seek to establish one-time relationships with various strategic partners with the goal of enhancing its possibility of success in a given sales effort.

     Software licenses are generally sold by way of license agreements. License costs are negotiated individually with each customer and are affected primarily by the licensee's volume of network subscribers. The licenses generally include provisions for additional incremental license fees to be paid by the customer as its subscriber base increases above contractually predetermined levels.

     Licenses can be purchased through a one-time license fee or financed usually over a period not exceeding three years. Where licenses are financed, a commercial rate of interest is factored into the license price and revenue is recognized over the duration of the term. In addition to the license fee, customers are also charged a one-time implementation or installation fee, which is calculated on a case-by-case basis. The number of subscribers and the amount of custom development work also affect implementation costs. The price charged for implementation is designed to cover out-of pocket expenses and to provide a profit on services.

     Once the software is installed, customers generally pay an annual service fee that is calculated as a percentage of the original license fee. Generally, the annual service fee entitles customers to real-time full-time technical support and to software updates on a regular basis.

Dependence on Intellectual Property and Other Matters Material to Profitability

     The Company regards its intellectual property rights, including its trademarks, software systems and databases as proprietary. The Company relies upon a combination of trade secret, copyright, trademark and other relevant laws to protect its intellectual property assets. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of, these and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter or prevent misappropriation of the Company's proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to protect and enforce its intellectual property rights. Although senior management believes that the Company's services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future, which may have a material adverse effect on the Company's business and results of operations.

Page No: 27

Government Regulation

     To the knowledge of the Company, Mamma.com and other Internet-related activities undertaken by the Company, are generally not regulated other than pursuant to laws applicable to businesses in general and there are currently few laws or regulations directly applicable to commerce on the Internet. It is possible that various laws and regulations may be adopted with respect to Internet related issues such as export controls, content regulation, consumer protection, advertising, intellectual property, privacy, electronic commerce, and taxation, tariff and other trade barriers. The adoption of any such laws or regulations may decrease the growth of the Internet, decrease the demand for our products or services, and increase our cost of doing business or otherwise have an adverse effect on our business, prospects, financial condition, or results of operations.

     Intasys Billing Technologies Limited is licensed in the U.K. under the Consumer Credit Act of 1974 to engage in the businesses of consumer credit, consumer hire, credit brokerage and credit referencing agency. Intasys Billing Technologies Limited is also registered under the Data Protection Act of 1984 to hold or use data for marketing and selling (including direct marketing to individuals) and for customer/client administration. Intasys Billing Technologies is also registered to carry on business in all its identified markets including in Canada, the United States, the United Kingdom and Australia.

     Intasys Billing Technologies is a member of several major North American telecommunications organizations and subscribes to several industry specific weekly and monthly publications that provide an ongoing overview of industry and regulatory activities. As required, the Company's software products are developed and customized to comply with and address, local taxation, language and other related regulatory issues. Intasys Billing Technologies is unaware of any other material governmental regulations for which compliance is necessary.

     The deregulation of telecommunications markets around the world has created a multitude of new market entrants seeking to offer a full range of communication-related services. These include (1) competitive local exchange carriers (CLECs); (2) cable operators; (3) utilities companies; (4) Internet service providers (ISPs), and (5) wireless and wireline operators and service providers. Added to this, are the thousands of existing small to mid-size telecommunications providers that must consider expanding their service offerings or suffer attrition due to rapidly increasing competition.

     The effect of deregulation, coupled with advances in industry-related technology, has created a new and growing sector of telecommunications services operators and service providers (resellers). With deregulation, many telecommunications companies have recently diversified their activities to include not just one but also a number of wireline and/or wireless communications services. Furthermore, deregulation in other industries has meant that corporations in other sectors, with considerable existing customer bases (such as utilities), have begun to offer telecommunications services. This worldwide trend has created the need for these companies to implement billing systems, which meet their corporate objectives as well as satisfying their customers with invoices that are timely, informative, and easy to comprehend. Side by side with deregulation, the influences of privatization as well as the migration from analog to digital transmission and the development of convergent technologies have prompted more and more companies to offer

Page No: 28

bundles of diversified services to their customers. The trend towards providing multiple services has been most pronounced in telecommunications, but it is also occurring among utilities and corporations in other industries. Billing systems and other aspects of "customer care" have become an increasingly important corporate function, affecting both a company's operating efficiency and its ability to attract and maintain customers.

     Initially most governments chose to license mobile phone communication services to the then existing major landline telecommunications networks. This approach changed as many governments around the world deregulated their telecommunications industries, usually starting with the mobile/cellular market sector.

     While there is no assurance that recent trends in the telecommunication and other newer target markets will continue, these developments coupled with advances in wireless, wireline and other technologies has created a multitude of Internet, wireless and wireline operators, network and service providers, many of which are potential clients for software solutions of the nature offered by Intasys Billing Technologies.

Competition

     The Company's subsidiaries and minority interests primarily compete in the areas of electronic components, telecommunications, Internet media and billing systems. The market for products and services in these areas is in a constant state of flux and competition is intense.

     Mamma.com faces intense competition and the Company expects competition will continue to intensify. Mamma.com's market is subject to rapid changes in technology and marketing strategies and is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of Mamma.com's current and potential competitors, including Overture, Google, Ask Jeeves, Findwhat, Microsoft Network, and Yahoo! have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

     As regards the Company's customer care and billing operations, there are many companies, several of them larger in terms of size, revenues and resources, that offer competitive software systems. These large companies have been marketing their products to the telecommunications industry for a number of years and have resources considerably greater than those of the Company. These parties tend to concentrate their sales and licensing efforts on providing billing/customer care systems to larger scale wireline and wireless operators (Tier One), such as AT&T. Generally, the Company does not compete with these entities in the larger Tier One accounts. Its products and services are designed for and aimed at

Page No: 29

smaller customers (primarily Tier Three and some smaller Tier Two telecommunications companies). This includes service provider companies in the , utilities, wireless and wireline industries. The Company believes its billing and customer care software system can compete effectively in the service provider market for which the Company's software systems are specifically designed. Although there can be no assurance that demand will continue, management of the Company believes that telecommunications companies will continue to seek comprehensive billing and customer care software systems, which will result in increased demand for the Company's products and services. Currently demand for the Company's product line is stable and as a result of the Company's ongoing development, marketing and financing activities, management believes the Company is in a position to compete for a greater share of this business sector.

Organizational Structure

     Intasys is the parent company of Mamma.com Inc., owning 100% of its outstanding shares. Mamma.com Inc. is incorporated under the laws of Canada. Intasys is also the parent company of and wholly owns all the companies comprising its customer care and billing activities, including Intasys Billing Technologies Limited, incorporated under the laws of the United Kingdom, Intasys Online Limited, incorporated under the laws of the United Kingdom, Intasys Billing Technologies (Canada) Inc., incorporated under the laws of Canada, and Intasys Billing Technologies (Asia Pacific) Pty Ltd., incorporated under the laws of Australia.

Property and Equipment

     In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montreal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, Montreal, Quebec, Canada H2Y 1S1 (514-874-0888), where it currently occupies approximately 700 square feet of office space within the premises leased by its operating company, Mamma.com Inc. The Company maintains its registered office c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

     Mamma.com Inc. leases approximately 7,000 square feet of office space at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, H2Y 1S1. To run it's services Mamma.com Inc. owns about 130 servers that are hosted in third party facilities located in five different geographical areas (Montreal, Canada; Toronto, Canada; New York City, New York; Sterling, Virginia and Santa Clara, California).

     The Company's subsidiary, Intasys Billing Technologies (Asia Pacific) Pty Ltd., leases approximately 5,735 square feet of office space at 8-10 Karp Court, Suite 5, Level 8, Zurich House, Bundall, Queensland, Australia.

Page No: 30

     The Company's subsidiary, Intasys Billing Technologies Limited, leases approximately 4,500 square feet of office space at Commercial Quay, 74 Commercial Street, Leith, Edinburgh, Scotland EH6 6LX.

     The Company's subsidiary, Intasys Billing Technologies (Canada) Inc. occupies approximately 1,500 square feet of office space within the premises leased by its affiliate company, Mamma.com Inc.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Note 28 to the Company's consolidated financial statements provides a description of the material differences between Canadian GAAP and U.S. GAAP which arise from different accounting treatments of stock-based compensation costs, unrealized losses on marketable securities, write-downs of investments and share of results of companies subject to significant influence. Consequently, the Company reported consolidated net loss of $316,994 ($0.07 per share) in fiscal 2002, compared with $14,606,683 ($4.55 per share) in fiscal 2001, and $32,236,492 ($11.97 per share) in fiscal 2000. In accordance with the United States generally accepted accounting principles ('GAAP'), consolidated net loss was $1,254,890 ($0.29 per share) in fiscal 2002 compared with $16,543,665 ($5.16 per share) in fiscal 2001 and $30,399,304 ($11.29 per share) in fiscal 2000.

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's 2002, 2001 and 2000 audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

     The Company's fiscal year-end is December 31 and all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Critical accounting policies

     The Company's significant accounting policies are presented in note 3 to the financial statements. The critical accounting policies described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Goodwill

     As reported in note 2, Accounting Changes, effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level. Impairment is determined by

Page No: 31

comparing the fair value of the reporting unit to its carrying value. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices discounted cash flows and net realizable values.

In estimating the fair value of a reporting unit, the Company may use a valuation method developed by outside consultants and make assumptions and estimates in a number of areas, including future cash flows and discount rates. The Company regularly assesses valuations of the assets and liabilities. The use of different judgments and estimates in the test for goodwill impairment may result in significantly different results.

Revenue recognition

     Revenue is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants ("AICPA"), SOP 98-9, "Modification of 97-2, Software Recognition with Respect to Certain Transactions" and Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission ("SEC").

     Software licence, third party software and any other revenue are recorded when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties regarding product acceptance, the fees are fixed or determinable and collection is considered probable and revenue is not subject to refund or concessions. Signed license agreements and related contracts are generally used as evidence of an arrangement with the customer.

     Customization and modification of existing software is generally not considered to be essential to the functionality of the related software product. Accordingly, fees related to these activities are generally identified separately and the related revenue is recognized in accordance with percentage of completion method.

     Maintenance revenue is recognized on a monthly basis over the duration of the contract.

     Search and banner revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

     With respect to search and banner revenues, purchase orders or signed contracts are generally used as evidence of an arrangement.

     Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

Page No: 32

New Accounting Standards (Canadian)

     The CICA has issued AcG 13, Hedging Relationships, which sets out the Accounting Standards Board's views on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting as well as the discontinuance of hedge accounting. This guideline, which should be applied to hedging relationships in effect in fiscal years commencing on or after July 1, 2003, supplements and interprets certain existing requirements related to hedge accounting and establishes certain conditions as to when hedge accounting may be applied. This new guideline is not expected to have any significant impact on the Company's financial statements.

     The CICA has also issued a new accounting guideline requiring the disclosure of certain information regarding guarantees, including the nature, term, maximum potential exposure, current carrying amount and the nature of any collateral or recourse provisions held by the guarantor. The disclosures required by this guideline are to be applied to financial statements of interim or annual periods commencing on or after January 1, 2003. The Company has not yet determined the impact of this new standard on its financial statements.

     The CICA recently issued a new CICA Handbook Section, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, plant and equipment, and Section 3475, Discontinued operations.

      The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs. It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This new section is applicable to disposal activities started on or after May 1, 2003, however, earlier adoption is encouraged by the CICA. This new standard is not expected to have any significant impact on the Company's financial statements.

     In April 2002, the CICA approved a new accounting guideline titled Consolidation of Variable Interest Entities. The final guideline which will be published shortly is understood to be harmonized, in all material respects, with the recently issued U.S. guidance, and will be applicable for the quarter beginning on January 1, 2004. Since the Company does not currently hold any interests in any such entities, this new standard will not have any impact on the Company's financial statements.

Page No: 33

New Accounting Standards (U.S.)

     On June 15, 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning on or after June 15, 2002. This new standard, which is substantially similar to the new guidance issued by the CICA (note 3r) is not expected to have a material impact on the Company.

     In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of operations but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after June 15, 2002. This new standard is not expected to have a material impact on the Company's financial statements.

     In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination cost and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51" ("FIN 46"), which sets out criteria to be used to identify the parent company of variable interest entities. FIN 46 requires that the party that has the majority of the risk exposure related to a variable interest entity (often referred to as a "special purpose entity") is presumed to control that entity and must consolidate it. These new rules which are effective for new structures created after January 31, 2003, and must be applied (by public companies) to existing structures no late than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Since the Company does not currently have any such structures, this new interpretation is not expected to have any impact on the Company's financial statements.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as "Variable Interest Entities," when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

Page No: 34

     FIN No. 46 applies immediately to all variable interest entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003 for variable interest entities created before February 1, 2003. The results of this assessment are not expected to be material on financial position or results of operations of the Company.

     Since the Company does not currently hold any interests in any such entities, this new standard will not have any impact on the Company's financial statements.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Overview

     Intasys Corporation is focused primarily on innovative direct on-line Internet electronic marketing. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a provider of meta-search and on-line direct marketing services and technologies with customers located mainly in the United States. Its wholly owned subsidiaries, Intasys Billing Technologies, further provide global wireless Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia, United States and Canada. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors. Equity investments are located in the United States and Canada. The Company has five types of revenues throughout the entire organization as follows: Billing licenses and monthly subscriber fees, Billing services, Banner advertising and other.

Results of Operations

Revenues

     The Company recorded revenues of $11,824,982 in fiscal 2002, a decrease of 1% from its 2001 revenues of $11,965,409. The stability in term of revenues in 2002 is due to the fact that revenue associated with the major contract signed in 2002 was not fully recognized during the year and the Internet media segment continued to be affected by a general slow-down of the industry during the first three quarters of 2002 with indications of a positive reversal in the last quarter of 2002.

Cost of goods sold, selling and administrative expenses

     As a percentage of revenues, the cost of goods sold, selling and administrative expenses decreased to 88% for fiscal 2002, from 96% for fiscal 2001, reflecting continuing cost reductions across all segments of the Company totalling $1,378,830, excluding the effect of the settlement of litigation. There was a reduction in fiscal 2002 expenses compared to fiscal 2001 in most categories including: a $513,953 reduction in total salaries, a $419,515 reduction in bad debt expenses, a $304,416 reduction in marketing

Page No: 35

expenses and a $221,642 reduction in traveling expenses which were partially offset by the cost of settling outstanding litigation initiated in 1996 compared to fiscal 2001.

Research and development expenses (R&D)

     R&D expenses, net of tax credits were $1,567,351 in fiscal 2002, compared to $1,773,233 in fiscal 2001. The reduction of $205,882 in fiscal 2002 is attributable primarily to: significant discounted rates for Internet service provider fees contributing to a reduction of $140,000, a reduction in salaries of approximately $14,000 and reductions in other variable costs.

Amortization and impairment of property, plant and equipment

Amortization and impairment of property, plant and equipment was $485,545 for fiscal 2002 compared to $584,261 in fiscal 2001. The decrease in fiscal 2002 of $98,716 was attributable primarily to a normal decrease of asset value and impairment of $57,390. Acquisitions totalling $93,844 in 2002 were minimal.

Restructuring charges

     In 2002, $70,453 of charges were reversed because the expenses related to the restructuring program had been paid, and therefore, most of the remaining accrual was no longer needed. In fiscal 2001, restructuring charges were $184,406. These charges in 2001 included severance packages for terminated people, disposal of assets, a provision for facility closure costs, and impairment of property, plant and equipment related to facility closures.

Amortization and impairment of goodwill

     Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". This new section requires the use of the non-amortization approach to account for all purchased goodwill and intangible assets with an indefinite life. Since the Company had no such goodwill or intangible assets as of the date of adoption of these recommendations, the initial adoption did not have any impact on the financial statements of the Company.

     On November 27, 2002, the Company, through Mamma.com Inc., acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. Goodwill of $699,325 was recorded as part of the purchase price allocation.

Page No: 36

     No amortization or impairments of goodwill were recorded in fiscal 2002 due to the adoption of the new recommendations of CICA mentioned above and due to the fact that the goodwill occurred on the purchase transaction recently concluded. Management has selected November 30 as the date of its annual impairment test for goodwill. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. In fiscal 2001, amortization and impairment of goodwill was $7,455,353.

Interest income

     Interest income decreased during the current year by $131,009 compared with 2001. Cash infusion from issuance of capital stock for an amount of $2,500,000 was concluded at the end of 2002, therefore, interest income was minimal in 2002

Non-controlling interests

     The non-controlling interest represented the minority interest in Mamma.com. In July 2001, the Company acquired the remaining minority shareholder's interest in Mamma.com. As a result of the transaction, the Company owns 100% of Mamma.com and non-controlling interest is no longer being recorded. The non-controlling interest was nil in 2002 and was $177,698 in 2001 representing the six-month-period ended June 30, 2001.

Share of results of companies subject to significant influence

     In 2001, the Company had a few investments subject to significant influence and recorded its share of results of companies subject to significant influence of $748,972. In 2001, due to poor performance of its investments, the Company decided to write down most of the investments subject to significant influence to nil except for one of them, which had been written-down to its net realizable value of $50,000. In fiscal 2002, the latter investment was also written-down to nil; consequently no share of results of companies subject to significant influence was recorded in 2002.

Unrealized loss on marketable securities, investments and write-down of advances

     Based on its assessment of the economic value of its short-term marketable securities and an other than temporary decline in the value of its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totalling $82,616 in fiscal 2002, $4,903,899 in fiscal 2001.

     As at December 31, 2002, all marketable securities were sold and all investments and advances were written-down to nil except for the investment in LTRIM Technologies Inc.

Page No: 37

Profit (Loss) for the year

     The Company reported a consolidated net loss of $316,994 ($0.07 per share) in fiscal 2002, compared with $14,606,683 ($4.55 per share) in fiscal 2001.

     In accordance with United States generally accepted accounting principles ('GAAP'), consolidated net loss was $1,254,890 ($0.29 per share) in fiscal 2002 compared with $16,543,665 ($5.16 per share) in fiscal 2001. Differences between Canadian GAAP and United States GAAP in fiscal 2002 and 2001 arise from different accounting treatments of stock-based compensation costs, unrealized losses on marketable securities, write-downs of investments and share of results of companies subject to significant influence.

Segment results

     The Company has three reportable segments: Investment Management, Internet Media and Billing Systems. The Company evaluates each operating segment's performance based on revenue, expenses and net earnings (loss) for the year.

     In general, the Company, across each of its segments, significantly reduced expenses during the last two years due to economic constraints and a change in its business strategy focusing on its operating subsidiaries in the Internet Media and Billing Systems segments.

     The Investment Management unit generated no revenue and a net loss for the year of $1,435,452 in fiscal 2002 compared to revenue of $11,572 and a net loss of $14,201,373 in fiscal 2001. The decrease in expenses of $12,777,493 in 2002 was mainly due to: the fact that no amortization and impairment of goodwill was recorded in 2002 compared to $7,455,353 of amortization in 2001; unrealized loss on marketable securities, investments and write-down of advances in 2002 was $82,616 corresponding to $51,612 of investment impairments and write-down of advances of $31,004 compared to $4,903,899 corresponding to investment impairments of $3,356,667; unrealized loss on marketable securities of $640,005 and write-down on advances of $907,227. No share of results of companies subject to significant influence was recorded in 2002 due to the fact that most of the investments were at nil at the end of the year compared to $748,972 in 2001. In 2002, expenses include the cost related to settling litigation as explained in note 25 a) to the consolidated financial statements.

     The Internet Media unit generated revenue of $4,222,352 and net earnings for the year of $652,574 in fiscal 2002 compared to revenue of $4,183,770 and a net loss of $672,945 in fiscal 2001. The reduction of expenses in 2002 was $1,286,937 attributable primarily to: marketing expenses reduced by $263,655; bad debt expenses reduced by $309,089 due to improved accounts receivable management; salaries reduced by $100,569; legal fees reduced by $198,591 due to elimination of problematic partner relationships; and a tax recovery of $272,464 related to prior years' tax losses which are expected, based on the Company's budgeted taxable income, to be utilized in fiscal 2003.

Page No: 38

Mammma.com's financial performance will be monitored in 2003, and if sustained profitability is demonstrated, the management will consider recording future income tax asset reflecting the estimated potential income tax recovery related to the remaining tax losses in Mamma.com.

     The Billing Systems unit generated revenue of $7,602,630 and net earnings of $465,884 in fiscal 2002, compared to revenue of $7,770,067 and net earnings of $267,635 in fiscal 2001. The reduction of expenses in 2002 was $365,686 attributable primarily to an overall cost reduction plan including: reduction of salaries by $153,085, reduction of marketing expenses by $120,087, reduction of legal fees by $75,433.

Contractual obligations and commercial commitments

     The Company's contractual obligations and commercial commitments are limited to future rental payments under operating leases as disclosed in note 25 b) to the consolidated financial statements for the year ended December 31, 2002.

Legal settlement

     In April 2003, the Company settled a legal action filed against it in 1996 in Florida arising from its operations which the Company discontinued approximately eight years ago. Management maintains its belief that this claim is without merit, but has persistently attempted to mitigate legal costs by proposing a reasonable settlement, to no avail. Management has accepted the current settlement, which it believes to be in the Company's best interests and to be reasonable considering the alternative costs of continued litigation. The amount agreed upon pursuant to such settlement agreement was recorded as a liability as at December 31, 2002 with a corresponding charge to the Company's 2002 results.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Overview

     Intasys Corporation (the "Company"), through its subsidiary, Mamma.com Inc., is an Internet media company with customers located mainly in the United States. Through Intasys Billing Technologies, it is a global provider of billing and customer care systems with customers located in the United States, Canada, the United Kingdom, Australia and Asia. The Company also provides strategic investment capital and management assistance to companies in the new media and telecommunications sectors. Existing investments are located in Canada.

     During the year 2000, the Company ceased its incubator activities in order to focus on its operating companies and portfolio holdings. In February 2001, the Company announced a moratorium on new portfolio initiatives.

Page No: 39

     The Company has five types of revenues throughout the entire organization as follows: Billing licenses and monthly subscriber fees, Billing services, Banner advertising and other.

Results of Operations

Revenues

     In fiscal 2001, revenues decreased by 17% to $11,978,059, following a 187% increase to $14,431,554 in fiscal 2000. The decrease in 2001 was due mainly to adverse Internet market conditions, as more fully described in the section below entitled Segment Results.

Cost of goods sold, selling and administrative expenses

     As a percentage of revenues, cost of goods sold, selling and administrative expenses decreased to 96% for fiscal 2001, from 141% for fiscal 2000, reflecting a significant cost reduction of $8,808,817 throughout the organization due to the implementation of strict budget control processes. Expenses in all departments have been reviewed and reduced in order to adjust the Company's cost structure.

Research and development expenses (R&D)

     R&D expenses, net of tax credits were $1,773,233 in fiscal 2001, compared to $2,212,218 in fiscal 2000, a decrease of 25%. In 2001, a significant proportion of the Company's technical personnel were supporting the Company's operations and their associated costs are reflected in the above section entitled Cost of goods sold, selling and administrative expenses.

Amortization and write-down of capital assets

     Amortization and write-down of capital assets was $584,261 for fiscal 2001, a decrease of $1,378,224 or 70% compared to $1,962,485 in fiscal 2000. The difference between fiscal 2001 and 2000 is primarily related to a software write-down of $784,637 made in fiscal 2000.

Restructuring charges

     Restructuring charges were $184,406 for fiscal 2001 compared to $1,029,167 in fiscal 2000, a decrease of 82%. In fiscal 2000, the Company recorded a significant amount due to the magnitude of these non-recurring charges. These charges included severance packages for laid-off employees, disposal of assets and a provision for facility closure costs.

Page No: 40

Non-controlling interests

     The non-controlling interests represented the third party minority interest in Mamma.com Inc. In July 2001, the Company acquired the remaining minority shareholders' interest in

Mamma.com Inc. As a result, the non-controlling interest for the six-month-period ended June 30, 2001 represented $177,698. After the transaction, the Company owns 100% of Mamma.com Inc. and consequently, a non-controlling interest is no longer recorded. In fiscal 2000, non-controlling interests represented the proportion of these third party minority interests for a full year.

Share of results of companies subject to significant influence

     In fiscal 2000, the Company recorded its share of results of companies subject to significant influence of $2,007,415 and in fiscal 2001 it recorded $748,972.

Unrealized loss on marketable securities, investments and write-down of advances

     Based on its assessment of the economic value of its short-term marketable securities and due to an other than temporary decline in the value of its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totalling $4,903,899 in fiscal 2001 and $4,015,987 in fiscal 2000, a decrease of 18%. The marketable securities and long-term investments relate to minority interests in corporations that are not related to Mamma.com Inc. and Intasys Billing Technologies.

Amortization and write-down of goodwill

     Amortization and write-down of goodwill decreased to $7,455,353 in fiscal 2001, compared to $16,313,528 in fiscal 2000, a decrease of 54%. The goodwill was primarily related to the step acquisition of Mamma.com. In fiscal 1999, the Company acquired a 69% interest in Mamma.com and in fiscal 2001, the Company acquired the remaining minority shareholder's interest in Mamma.com. As at December 31, 2001 all remaining goodwill has been fully amortized or written off.

     In July 2001, the Canadian Institute of Chartered Accountants ("CICA") issued its CICA Handbook including Section 1581, 'Business Combinations', and Section 3062, 'Goodwill and Other Intangibles Assets'. Section 1581 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of Section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-

Page No: 41

amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and identified-lived intangibles exceeds their fair value. The Company has adopted these sections effective January 1, 2001.

Loss for the year

     Net loss in fiscal 2001decreased to $14,606,683 ($4.55 per share), from $32,236,492 ($11.97 per share) in fiscal 2000, a decrease of 55%.

     In accordance with United States generally accepted accounting principles ('GAAP'), net loss was $14,254,678 ($4.44 per share) in fiscal 2001 compared with $30,399,304 ($11.29 per share) in fiscal 2000, a decrease of 53%. Differences between Canadian GAAP and United States GAAP in fiscal 2001 and 2000 arise mainly from different accounting treatments of stock-based compensation costs and unrealized loss on marketable securities.

Segment results

     During 2001, the Company operated under three reportable segments, namely, (i) investment management, (ii) billing systems and (iii) Internet media. In 2001, the Company reported its 2000 results along these segments.

     The Investment Management unit generated revenue of $24,222 and a net loss for the year of $14,201,373 in fiscal 2001 compared to revenue of $121,970 and a net loss of $25,786,069 in fiscal 2000, which represent a decrease in revenue of 80% and a decrease in net loss of 45%.

     The Internet-media unit generated revenue of $4,183,770 and a net loss for the year of $672,945 in fiscal 2001 compared to revenue of $7,550,300 and a net loss of $1,713,800 in fiscal 2000, which represent a decrease in revenue of 45% and a decrease in net loss of 60%.

     The Billing Systems unit generated revenue of $7,770,067 and a net profit of $267,635 in fiscal 2001 compared to revenue of $6,759,284 and a net loss of $4,736,623 in fiscal 2000. Revenues for 2001 represent an increase of 15% over 2000 revenues.

Page No: 42

Liquidity and Capital Resources

2002 and 2001:

     As at December 31, 2002, the Company had $3,804,323 in cash and cash equivalents and working capital of $3,357,422, compared to $2,314,072 in cash and cash equivalents, $240,643 in marketable securities and working capital of $2,202,718 as at December 31, 2001.

     In fiscal 2002, operating activities generated positive cash flow of $727,066 compared to use of cash of $141,482 in fiscal 2001.

     Investing activities used cash of $1,770,267 in fiscal 2002 primarily for Mamma.com's acquisition of focusIN for a cash consideration of $1,625,151. In fiscal 2001, investing activities used cash of $2,121,089 mainly due to the acquisition of a minority interest in Mamma.com for cash consideration of $1,422,167 and acquisition of preference shares of LTRIM Technology Inc. for cash consideration of $588,594.

     Financing activities generated $2,475,251 in fiscal 2002, compared to $896,790 in fiscal 2001. Financing activities consisted mainly of issuance of Common Shares and warrants through several private placements.

     The Company considers that cash and cash equivalents as at December 31, 2002 will be sufficient to meet normal operating requirements throughout fiscal 2003. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

     The Company has no line of credit available.

Research and development, patents and licenses, etc.

     The Company develops and markets a variety of software and Internet related products and services. The markets for these industries are characterized by rapid technological development. The Company believes that its future success will depend in large part on its ability to continue to enhance its existing products and services and to develop other products and services which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, the Company expects to continue to incur significant research and development expenses during the initial development phase of new products and services as well as on an ongoing basis.

     The Company has not deferred any such development costs during the years ended December 31, 2002, December 31, 2001 and December 31, 2000. Mamma.com invested in net research and development, primarily in the areas of, power search capabilities, portability and scalability of the engine for co-branding and private labelling, advanced search results delivery system and advanced in-house advertising campaign management system.

Page No: 43

Trend information

     Mamma.com, search continues to be a major on-line activity for the Internet community of users. Second only to-email usage, it is believed that nearly 80 % of the Web population navigates the Web through search applications. The model of delivering and distributing non-sponsored and sponsored content has recently been endorsed by two of the largest Web properties: Yahoo! (which posts sponsored links) and Google (which now posts and distributes sponsored links). This brings more credibility and recognition of Mamma.com's business model which is to deliver quality content to its users and simultaneously deliver sponsored content and on-line advertising campaigns. Some of the large players in the industry have built their business model according to pure distribution of paid for placement services. Mamma.com believes that these intermediaries could be at risk if large conventional advertisers decide to occupy that space. Mamma.com believes that by having its own Web property, it is somewhat protected by that risk.

     According to a December 2, 2002 study by Emarketer, on-line ad spending is expected to jump from $6.4 billion in 2002 to $6.7 billion in 2003. Paid listings grew 144% in 2002 to $301.9 Million. According to Citigroup's Salomon Smith Barney, paid search is the fastest growing online ad medium. By 2008, paid search on pay-per-click search engines is to reach $5 billion. Management anticipates that this should enable Mamma.com to grow its advertising database of clients in order to secure more media placement and paid-for placement revenues.

     Intasys Billing Technologies sells software to telecommunications companies, primarily providers of mobile telephone services. Intasys Billing Technologies' customers are primarily in the Tier Three segments of the market.

     These segments are characterized by a significant number of new entrants as well as by companies who cease operations. New entrants are typically service providers who have obtained a license from a network and intend to resell minutes to individual subscribers. Companies will cease operations as their subscriber bases are acquired by larger concerns or because they find themselves unable to generate a profit over the longer term.

     These companies are typically operating on limited budgets with working capital constraints. As these service providers continue to be pressured through an increased difficulty in sourcing capital, prices are expected to fall, including the prices paid for BCC systems. Potential customers are expected to increasingly seek opportunities to pay license fees over time, probably up to 36 months, rather than in one or two larger up-front instalments. The Company expects to mitigate this trend, through by various means, including by building interest components into the prices paid by those operators who require extended payment terms. However there can be no assurance that such customers will not cease operations or experience other business setbacks adversely affecting their ability to pay over time.

     Intasys Billing Technologies foresees that as the smaller, and indeed, some of the mid-size or Tier Two service providers attempt to conserve capital, they will increasingly want to reduce the amount of capital invested in assets such as billing customer care software and the computer equipment required to run these systems. Accordingly, management expects that the market could be receptive to an application service provider model that will allow the target customers to essentially rent BCC services on an as required basis. Intasys Billing Technologies is pursuing this opportunity.

Page No: 44

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Below is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company's directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer
Claude E. Forget	Director	Consultant Formerly CEO, Intasys Billing Technologies	October 11, 1999
David Goldman	Chairman and CEO Director	Chairman and CEO, Intasys Corporation	May 24, 2001
Irwin Kramer	Director	President, iCongo, Inc.	May 24, 2001
Robert Raich	Director	Partner, Spiegel Sohmer (law firm)	March 16, 2001
Dr. David Schwartz	Director	Associate Professor, Bar Ilan UniversitySchool of Business Administration	May 23, 2002
Guy Fauré	Director	CEO, Mamma.com Inc.	September 10, 2001
Daniel Bertrand	Vice-President and Chief Financial Officer	Intasys Corporation	July 1, 1999
Michael Tinmouth	CEO, Intasys Billing Technologies	CEO, Intasys Billing Technologies	October 1, 2001

Note:   Each Director's term of office expires at the earlier of the next annual meeting of shareholder or his resignation as Director.

     To the knowledge of the Company, there is no family relationship among any of the persons named in this Item 6 nor were any such persons selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

Corporate Governance Practices

     The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Corporation:

Page No: 45

     On August 1, 2002 the Board of Directors approved and adopted a document entitled "Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee" which set forth the responsibilities for the Board and these two committees. It was prepared in response to certain corporate governance recommendations from the 2002 Sarbanes-Oxley Act. This document included the Company's insider trading policy and code of ethics.

     1.     Composition of the Board of Directors

50% of the directors of the Company are "unrelated" directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the Company, other than relationships arising from the holding of shares.

The directors consider the following nominees to be unrelated to the Company: Claude E. Forget, Irwin Kramer and Dr. David Schwartz.

     2.     Committees of Directors

     The members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On August 1, 2002, the Board approved a new statement of the responsibilities of the Audit and Finance Committee of the Company. These responsibilities provide that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. The auditors of the Company are entitled to notice of and to attend all meetings of the Audit and Finance Committee. In 2002, the Audit and Finance Committee met 5 times.

     The Company maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on the following matters:

  (i)     the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;
  (ii)    the Company's management structure and succession plans;
  (iii)   the incentive plans for employees of the Company and its subsidiaries; and
  (iv)   the Company's Stock Option Plan and the granting of stock options thereunder
  (v)    the recommendation of new candidates as potential directors of the Company and the assessment of the performance of current directors and committees; and
  (vi)   the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

Page No: 46

     The members of the Nominating, Human Resource and Governance Committee are David Goldman, Claude Forget and Robert Raich.

Report On Executive Compensation

     As part of its ongoing dedication to creating shareholder value and approving corporate success, the Nominating, Human Resource and Governance Committee establishes executive compensation in order to attract, retain and motivate key executives and reward significant performance achievements.

     Consistent with the Company's objectives, and in order to further align shareholder and executive interests, the Nominating, Human Resource and Governance Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

     Consequently, the standard executive compensation package of the Company is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation and (iii) long-term incentive compensation.

i)   Salary and Benefits

     Salary and benefits policies of the Company are determined by looking at similar corporations in the internet and telecommunications sectors and kept at the mid range in the industry, taking into account the economic trends, the Company's profitability and return on its investments.

ii)  Short Term Incentive Compensation

     The Company provides to senior management of the Company and its subsidiaries the payment of cash bonuses to those individuals whose responsibilities and attainment of personal objectives based on operating results, budget expectations and financial performance. The amount of these payments must be approved by the Nominating, Human Resource and Governance Committee and are based on parameters established at the beginning of each year.

     In case of Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities. When such objectives are exceeded bonuses are higher, when objectives are not met the incentive bonuses are lower or nil depending on the circumstances.

     For 2002, the bonus amount for each Named Executive Officer were as follows: the Chairman and Chief Executive Officer received no bonus, for the Vice-President and Chief Financial Officer 29% of his base salary, for the CEO of the Company's subsidiary, Intasys Billing, 25% of his base salary, and for the President and CEO of the Company's other subsidiary, Mamma.com Inc. 43% of his base salary.

Page No: 47

iii)  Long Term Incentive Compensation

     The long term incentive component is made up of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase Common Shares of the Company. The Stock Option Plan of the Company is described in subsequent pages.

     The Nominating, Human Resource and Governance Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company's Common Shares as traded on NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients are determined on a discretionary basis.

     In 2002, the only grant of options to Named Executive Officers were those made in favour of Mr. Goldman, Mr. Tinmouth, Mr. Bertrand and Mr. Clarke as set out in the "Option Grants" table found in subsequent pages.

     As at May 31, 2003, for the current year 2003, the grant of options to named executive officers were those made in favour of Mr. Goldman for 25,000, Mr. Bertrand for 25,000, Mr. Fauré for 40,000, Michael Tinmouth for 10,000 and 7,500 for a specific employee.

     The Nominating, Human Resource and Governance Committee may at its discretion, determine when the options granted under the stock option plan may be exercised or vested provided that the term of such options can not exceed ten (10) years.

     Unless otherwise stipulated by the terms of a stock option grant which terms are approved by the Nominating, Human Resource and Governance Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Company. In the event of death, any vested option held by the optionee lapses three (3) months after his or her death. In the event that the optionee's employment terminates due to disability, the optionee may exercise the options for one (1) year after the date of termination of employment. If the optionee is terminated for cause, then such options terminate immediately.

Compensation of the Chairman and Chief Executive Officer

     The Chairman and CEO of the Company is not paid any direct salary or benefits by the Company but rather is rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position is not considered as a full time position and therefore the level of this award is based solely on the overall achievements and performance of the Company.

Page No: 48

     To the extent that the CEO provides consulting services through his consulting company, Dave Goldman Advisors Ltd., the company is remunerated for services rendered on an hourly basis of $200 CAN. These consulting arrangements may be terminated on a sixty (60) day notice by either party.

Conclusion

     By way of application of the Company's executive compensation policy, an important part of executive compensation is linked to corporate and individual performance, as well as stock performance and long term results. The Human Resources, Nominating and Governance Committee continuously reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Company's objectives, values and business strategies.

     Depending on specific circumstances, the Nominating, Human Resource and Governance Committee may also recommend employment terms and conditions that deviate from the above described policies. Consequently, the Company or its subsidiaries may enter into employment or management contracts on a case by case basis.

  For the Nominating, Human Resource and Governance Committee.

  Robert Raich
  Claude Forget
  David Goldman

Compensation

     As part of its ongoing dedication to creating shareholder value and improving corporate success, the Company establishes executive compensation in order to attract, retain and motivate key executives and reward significant performance achievements. Consistent with the Company's objectives, and in order to further align shareholder and executive interests, the Company places emphasis on the granting of stock options in establishing executive compensation.

     The following summary table, presented in accordance with securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2000, 2001 and 2002 to:

(i)	the Chief Executive Officer;
(ii)

the four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of December 31, 2002 who earned in excess of CDN $100,000; and

Page No: 49

(iii)

such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer at the end of December 31, 2002, (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $	Securities Under Options #	U.S. $
David Goldman Chairman & CEO Intasys Corporation	2002 2001	Nil Nil	Nil Nil	Nil Nil	85,000[1] 60,000[1]	96,685[1] 12,761[1]
Daniel Bertrand Vice President and Chief Financial Officer	2002 2001 2000	79,655 77,534 80,866	23,196 9,692 Nil	Nil Nil Nil	40,000 20,000 11,000	Nil Nil Nil
Michael Tinmouth CEO Intasys Billing Technologies	2002 2001	95,586 93,952	24,183 6,461	Nil Nil	40,000 20,000	Nil Nil
Guy Fauré CEO Mamma.com Inc.	2002 2001	124,262 Nil	53,433 Nil	Nil Nil	75,000 75,000	Nil 70,265[2]
Sam Clarke Senior Vice-President Intasys Billing Technologies Limited	2002 2001 2000	166,918 163,588 153,295	Nil 12,010 Nil	13,5343 14,4003 17,6163	10,000 Nil Nil	Nil Nil Nil
1

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options to acquire Common Shares of the Company.

2	In 2001, the CEO of Mamma.com was paid consulting fees via 3603989 Canada Inc., a company controlled by him. Starting January 1, 2002, Guy Fauré has been remunerated as permanent employee.
3	Paid on account of yearly car allowance.

Page No: 50

Employment Arrangements And Agreements

     The Company has entered into employment arrangements and agreements with the following named Executive Officers who remain in the employment of the Company. All sums mentioned herein are in U.S. Dollars.

     On July 8, 1999, Daniel Bertrand, Vice-President and Chief Financial Officer of the Company entered into an Employment Agreement with the Company. Pursuant to the terms and conditions of his Employment Agreement, Mr. Bertrand is paid an annual salary of $89,200. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of base salary for meeting minimum financial and individual performance levels to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options.

     The Company does not have a written Employment Agreement with Mr. Tinmouth who is paid an annual salary of $99,500 and is entitled to a bonus ranging from a minimum of 20% of base salary for meeting minimum financial and individual performance levels to a maximum of 60% for far exceeding expected performance levels. Mr. Tinmouth is also entitled to receive stock options.

     On September 10, 2001, Guy Fauré, CEO of Mamma.com Inc., entered into an Employment Agreement with Mamma.com Inc. Pursuant to the terms and conditions of this Employment Agreement, Mr. Fauré is entitled to an annual salary of $130,600 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels to a maximum of 95% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options.

     The Company has an Employment Agreement with Sam Clarke who is paid an annual salary of $167,000 and a yearly car allowance of $13,500. Mr. Clarke is also entitled to receive stock options.

     The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for services rendered as CEO of the Company. A fee of $200 CAN per hour is payable for all time spent as CEO. This agreement may be terminated by either party upon sixty (60) days prior written notice to the other.

     There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and David Goldman Advisors Ltd., pursuant to which David Goldman, the Chairman and CEO of the Company, provides his services to the Company. In addition, as of April 1, 2002, the Company entered into a month-to-month service agreement with Sam Luft, whereby Mr. Luft, in exchange for a $6,000 monthly fee, serves as a financial advisor to the Company which expired as of March 1, 2003. On May 5, 2003 Mr. Luft resigned as board member of the Company.

Page No: 51

Compensation Of Directors

     During the fiscal year ended December 31, 2002, directors were each paid U.S.$2,500 quarterly as well as U.S.$1,000 per Board meeting attended. Other than these fees, the directors received no other fees of the Board or a committee of the Board which they attended nor for the signing of any resolution of directors or documents on behalf of the Company.

Stock Option Plan

     In 1999, the Company adopted a new stock option plan (the "Plan"), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company's ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Company's Common Shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year).

     The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of Common Shares reserved for issuance under the Plan shall not exceed 1,000,000 Common Shares. The granting of options is subject to the further conditions that: (i) the number of outstanding Common Shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding Common Shares of the Company, and (ii) at no time may any optionee hold more than 5% of the outstanding Common Shares of the Company under option.

     The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire Common Shares of the Company pursuant to the Plan for the financial year ended December 31, 2002.

Page No: 52

Option Grants During The Most Recently Completed Financial Year

Names	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price (U.S. $/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)
David Goldman	25,000	18.50	1.10	1.10
Guy Fauré	Nil	N/A	N/A	N/A
Michael Tinmouth	20,000	14.80	1.05	1.05
Daniel Bertrand	20,000	14.80	1.05	1.05
Sam Clarke	10,000	7.40	1.53	1.53

     The following table discloses the exercise of options to purchase or acquire Common Shares of the Company by the Named Executive Officers during the financial year ended December 31, 2002.

Aggregate Options Exercised During The Most Recently Completed Financial Year And Financial Year-End Option Values

Names	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/Unexerci sable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/Unexercis able
David Goldman	0	0	85,000 / 0	4,500 / 0
Guy Fauré	0	0	50,000 / 25,000	0 / 0
Michael Tinmouth	0	0	40,000 / 0	4,600 / 0
Daniel Bertrand	0	0	40,000 / 0	4,600 / 0
Sam Clarke	0	0	4,000 / 6,000	0 / 0

Page No: 53

Securities Under Option to Directors and Named Executive Officers as at December 31, 2002

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Claude E. Forget	10,000	1.50	1.50	July 17, 2011
David Goldman	50,000	1.50	1.50	October 30, 2011
David Goldman	25,000	1.10	1.10	April 30, 2012
David Goldman	10,000	1.50	1.50	July 17, 2011
Guy Fauré	75,000	1.51	1.51	October 3, 2011
Robert Raich	10,000	1.50	1.50	July 17, 2011
Michael Tinmouth	20,000	1.50	1.50	July 17, 2011
Michael Tinmouth	20,000	1.05	1.05	August 6. 2012
Irwin Kramer	10,000	1.50	1.50	July 17, 2011
Sam Luft	10,000	1.15	1.15	May 22, 2012
David Schwartz	10,000	1.15	1.15	May 22, 2012
Daniel Bertrand	20,000	1.50	1.50	July 17, 2011
Daniel Bertrand	20,000	1.05	1.05	August 6. 2012
Sam Clarke	10,000	1.53	1.53	February 23, 2009

Page No: 54

Share Ownership

     The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company's articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at April 8, 2003:

Director/ Named Executive Officer	Number of Company Shares Held
David Goldman, Chairman & CEO, Director, Intasys Corporation	68,000
Sam Luft, Director	Nil
Dr. David Schwartz, Director	Nil
Irwin Kramer, Director	Nil
Robert Raich, Director	45,000
Claude E. Forget, Director	53,000
Guy Fauré, CEO, Mamma.com Inc.	1,000
Michael Tinmouth, CEO, Intasys Billing Technologies	500
Daniel Bertrand, Vice President and Chief Financial Officer, Intasys Corporation	1,000

Page No: 55

Employees

     The following table provides a breakdown of persons employed by main category of activity for each of the past four financial years.

NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY
YEAR	INTASYS CORPORATION	MAMMA.COM INC.	INTASYS BILLING TECHNOLOGIES
2002	3	40	79
2001	4	36	84
2000	9	38	112
1999	13	35	87
1998	4	N/A	107

     All of the Company's employees, except for those employed by Intasys Billing Technologies, are located in Canada. As for Intasys Billing Technologies, 8 are located in Canada, 48 are located in the United Kingdom and 23 are located in Australia. None of the Company's employees are represented by a labour union or other collective bargaining group.

Pension and Retirement Benefits

     The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits. The Company provides statutory benefits in Canada, Australia and Scotland as well as Group Insurance.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     To the knowledge of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attaching to any class of voting securities of the Company.

     The Company's Common Shares are widely held in the United States, Canada and Europe. As of April 8, 2003, which was the record date for the Company's shareholders meeting, there were approximately 616 holders of record, holding a total of 6,094,842 Common Shares of the Company. Of this number of Common Shares, approximately 28% are believed by the Company to be held in the United States, 42% in Canada and 30% in other countries.

     To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), whether severally or jointly acting as a "group" within the meaning of the United States Securities Exchange Act of 1934, as amended. To the knowledge of the Company, there are no arrangements, which may at a subsequent date result in a change in control of the Company.

Page No: 56

     Steve Saviuk, former Chairman and CEO of the Company, is also Chairman and CEO as well as a significant shareholder of Manitex Capital Inc. ("Manitex"), a venture capital company listed on the Canadian venture exchange (CDNX). The Company and Manitex have participated in certain transactions summarized below.

     As reported in this Annual Report on Form 20-F, on May 14, 2000, Intasys initiated a series of transactions pursuant to which it subscribed to a CAD$850,000 secured debenture convertible into 12.75% of the equity of LTRIM Technologies Inc. ("LTRIM") as well as to 207,323 preferred shares of LTRIM for a total of CAD $900,000 (US $588,594). The preferred shares were subscribed to and entirely paid for by May 2001 and represent an additional 13.50% of LTRIM's equity. Intasys assigned to Manitex 15% of its original rights and obligations under the subscription agreements and secured convertible debenture, including 15% of original CAD$1,000,000 debenture in exchange for CAD$150,000. Manitex also participated in subsequent subscriptions for preferred shares of LTRIM upon the same terms and conditions as those provided to the Company.

     On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com ("TEC.com") for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest. Manitex also participated and subscribed to $375,000 of debt upon the same terms and conditions as those provided to Intasys.

     As of November 10, 2000, a Stock Exchange Agreement was entered into among Tece Inc., a Nevada corporation listed on the OTC BB in the United States under the symbol TENC and formerly called Internet Food Co. Inc. ("Tece"), its wholly owned subsidiary, 3786137 Canada Inc. ("3786137"), TEC, Manitex Capital Inc., Intasys and Mr. Don Lobley. Pursuant to the Share Exchange Agreement, Intasys transferred to 3786137, on a two-for-one basis, all of the shares and convertible debentures of TEC held by it, equivalent to a total of 13,045,420 Common Shares of TEC, for an aggregate of 6,522,710 exchangeable preferred shares of 3786137 (the "Exchangeable Shares"). The Exchangeable Shares are exchangeable on a share-for-share basis at the option of their holder into shares of Common Shares, US$.001 par value, of Tece. With regard to their holdings in Tece, Inc., the Company and Manitex file their reports with the Securities and Exchange Commission as a group.

     In September 2000, the Company and Manitex participated in a US$3 million investment in Tri-link Technologies Inc. whereby the Company subscribed to US$1.35 million of convertible preferred shares. Manitex Capital Inc. subscribed to US$500,000 of convertible preferred shares, representing a 4.2% interest in Tri-Link. The shares held by the Company and Manitex in Tri-Link are subject to a unanimous shareholders agreement among all the shareholders of Tri-Link as well as a voting trust agreement in favour of the Company.

Page No: 57

     In January 2002, the Company relocated its principal executive offices and subleased its former executive offices (approximately 3,000 square feet) to Manitex. Under the terms of the sublease agreement, Manitex assumed, as of January 2002, all of the Company's rights and obligations relating to said premises. The Company remains joint and severally liable with Manitex for the obligations relating to the lease of said premises for an amount of approximately CDN$98,000, which lease expires July 31, 2004.

     Part of the compensation packages originally offered to the Company's former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the "Master Option Agreement"). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys' investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the option will expire.

Interest of Experts and Counsel

     Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

     The consolidated financial statements and other financial information of the Company are included under Item 17 of this Annual Report on Form 20-F and incorporated herein by reference.

Legal or Arbitration Proceedings

     A civil action was filed against the Company, naming "Health Care Products, Inc." as the Defendant on May 6, 1996 in a Florida state court. A First Amended Complaint, naming "Intasys Corporation" explicitly as the Defendant, was filed on October 8, 1996. The First Amended Complaint also named as a defendant, for the first time, Health Care Products International, Inc., an unrelated third party. The action seeks unspecified damages, interest, costs and attorneys' fees for alleged personal injuries to Plaintiff Leslie Hodges in May 1992. Hodges alleges she suffered an allergic reaction

Page No: 58

to the Company's product, Wipeout Disinfectant Spray. Hodges' husband and two children are also named Plaintiffs and seek damages for loss of services, comfort, companionship and consortium. Despite the unusual length of time since the Complaint was filed, the parties are still conducting discovery. This is due to several reasons, including the fact that the Company had two Motions to Dismiss pending for more than a year before the original trial judge struck the pleadings. The case then remained dormant for another extended period while the Company appealed this ruling. In addition, the original trial judge was reassigned to a different court after allegations were published that he had received gratuities from various attorneys. This has further delayed the matter. The Company believes that it has a variety of meritorious defences, all of which it has been pursuing vigorously.

     In accordance with Florida state law, a mediation hearing took place on December 9, 2002 and was inconclusive. The Company's motion for Summary Judgment was heard on March 18, 2003 and was denied. The company re-filed its motion. The case was scheduled for a jury trial in May 2003. On March 26, 2003, the Company received a letter from the claimant offering to settle all claims related to this matter in exchange for a payment of $350,000. Management maintains its belief that this claim is without merit, but has persistently attempted to mitigate the significant legal costs the Company has incurred in the matter by proposing a reasonable settlement, to no avail. Management has accepted the current settlement, which it believes to be in the Company's best interests and to be reasonable considering the alternative costs of continued litigation. Required legal documents for the settlement have been drafted and agreed to. As at June 10, 2003, the Company duly executed the legal documents to finalize settlement of the case. An amount of $350,000 has been provided for in the audited financial statements which amount has been included in other accounts payable as at December 31, 2002.

     On January 2, 2001, the Company initiated arbitration proceedings against Sami Shamma, the former President and Chief Executive Officer of its billing division, Intasys Billing Technologies, and certain other persons and entities related to him ("Respondents").

     The Company's claim seeks damages in excess of $1,472,553 arising out of the former President's alleged conduct of the subsidiary's operations, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate.

     In addition, the Claimants were entitled to and did purchase any shares which may have been held by Mr. Shamma in Intasys Management Systems, Inc. Pursuant to Mr. Shamma's termination, these shares were purchased at book value, a nominal amount, and Intasys is the sole shareholder of Intasys Management Systems, Inc.

     The Respondents have filed a Statement of Defence denying the Claimants' allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The counterclaim also seeks payment of the fair market value of the shares repurchased by the Company. The Company has filed a Reply denying the allegations of the Respondents' counterclaim.

Page No: 59

     The arbitration was originally set to commence on February 11, 2002 but was delayed to October 21, 2002 by reason of Respondents' failure to pay arbitration fees. Arbitration was held the week of October 21, 2002 and completed during the week of April 1, 2003. The hearings were limited to liability. The parties agreed that further hearings on damages would occur once liability was determined.

     Briefs concerning the issues for resolution by the arbitrator in this first phase are to be submitted by June 11, 2003. Oral arguments are then to follow on June 17, 2003 following which the arbitrator will consider the liability issues in the case and render a decision. A decision can normally be expected within 60 to 90 days following oral arguments.

     Management still believes its positions are meritorious and intends to continue to prosecute its claim and defend the Respondents counterclaim vigorously.

Policy on Dividend Distributions

     The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Significant Changes

     No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.    THE OFFER AND LISTING

U.S. and German Trading Markets

     The Company's Common Shares are quoted on the NASDAQ Stock Market® - Small Cap Tier under the symbol "INTA" and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol "IYS1". Prior to April 1999, the Company's shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company's common share trading symbol was changed to "INTAF" and in April 1999 the symbol was changed to "INTA". On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company's Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date, a "D" was appended to the Company's trading symbol for twenty trading days so the trading community would be aware of the reverse split, after which time the "D" was removed.

Page No: 60

     The following table sets forth the price history of the Company's Common Shares reported on the NASDAQ Stock Market® and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany, which reflect inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions. As per the Explanatory Notes to this Annual Report on Form 20-F, all prices referred to below are adjusted to take into account the July 2001 consolidation of the Company's Common Shares on the basis of 1 post-consolidation common share for every 10 pre-consolidation Common Shares.

NASDAQ Small Cap Market® Annual High and Low Market Prices - 5 Years Ended December 31, 2002 (based on closing prices)

Year	High	Low
2002	2.70	0.92
2001	8.40	1.25
2000	141.87	2.81
1999	74.37	27.50
1998	45.00	8.12

NASDAQ Small Cap Market® Quarterly High and Low Market Prices - 2 Years Ended March 31, 2003 and Latest Quarter
(based on closing prices)

Quarter End	High	Low
03/31/03	2.35	1.30
12/31/02	1.57	0.92
09/30/02	1.55	1.02
06/30/02	1.52	1.05
03/31/02	2.60	1.50
12/31/01	2.30	1.33
09/30/01	3.18	1.45
06/30/01	4.10	1.25

Monthly High and Low Market Prices - 6 Months Ended May 31, 2003
(based on closing prices)

Month	High	Low
May 2003	2.65	2.10
April 2003	2.75	2.01
March 2003	2.17	1.90
February 2003	2.20	1.99
January 2003	2.35	1.30
December 2002	1.57	1.22

Page No: 61

Frankfurt Exchange (based on closing prices) - High and Low Market Prices -
4 Years Ended December 31, 2002 (in euros)

Year	High	Low
2002	2.80	0.85
2001	8.50	2.20
2000	139.00	3.50
1999	70.00	27.00

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices - 2 Years
Ended March 31, 2003 and Latest Quarter (in euros)

Quarter	High	Low
03/31/03	2.00	1.05
12/31/02	1.40	0.90
09/30/02	1.40	0.85
06/30/02	1.52	0.95
03/31/02	2.80	1.50
12/31/01	2.25	1.25
09/30/01	3.40	2.20
06/30/01	4.50	1.50

Frankfurt Exchange (based on closing prices) Annual High and Low Market Prices - 6 Months
Ended May 31, 2002 (in euros)

Month	High	Low
May 2003	2.28	1.86
April 2003	2.45	1.70
March 2003	2.00	1.75
February 2003	2.00	1.80
January 2003	2.00	1.05
December 2002	1.40	1.05

     Equity Transfer Services, Inc. of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company's common chares.

Page No: 62

ITEM 10.   ADDITIONAL INFORMATION

Share Capital

     Not Applicable.

Memorandum and Articles of Association

     The Company was incorporated under the laws of the Province of Ontario on July 5, 1985 as 'Quartet Management Ltd.', and has an Ontario Corporation Number of 630609. By articles of amendment filed on March 27, 1987, the Company changed its name to 'Health Care Products Inc.'. By articles of amendment filed on March 28, 1994, the Company changed its name to 'Celltech Media Inc.'. By articles of amendment filed on June 21, 1995, the Company changed its name to 'Smartel Communications Corporation' and by articles of amendment filed on July 29, 1996, the Company changed its name to 'Intasys Corporation'. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares.

     Section 5 of the Company's articles of incorporation indicates that there are no restrictions on the business the Company may carry on or on the powers it may exercise. Pursuant to Section 15 of the Business Corporations Act (Ontario) ("OBCA"), a corporation has the capacity and the rights, powers and privileges of a natural person.

     With respect to a material contract, proposal or arrangement between the Company and one or more directors thereof or between the Company and another person of which a director of the Company is a director or in which a director has a material interest, such material contract, proposal or arrangement, as the case may be, is neither void nor voidable by reason only of that relationship or by reason only that a director with an interest in the transaction is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if (i) the director disclosed his or her interest in accordance with the OBCA; (ii) the transaction was approved by the directors or the shareholders of the Company, as applicable; and (iii) it was reasonable and fair to the Company at the time it was approved. Generally, the business corporation laws of the United States vary significantly on this issue from state to state. Delaware Law accords similar treatment (a) if conditions (i) and (ii) above are satisfied or (b) if (iii), without regard to conditions (i) and (ii), is satisfied, except that any ratification by the board must be by a vote of disinterested members.

     Neither the Company's articles of incorporation nor its bylaws restrict the directors from exercising any power (in the absence of an independent quorum) to approve their compensation.

     The directors of the Company may from time to time, without the authorization of the shareholders:
     (a)     borrow money upon the credit of the Company;

Page No: 63

(b)	issue, re-issue, sell or pledge debt obligations of the Company, including without limitation, bonds, debentures, notes or other similar obligations of the Company whether secured or unsecured;
(c)	subject to Section 20 of the OBCA, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; or
(d)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, moveable or immovable property of the Company, including without limitation, book debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Company.

     Although most progressive U.S. state corporate codes grant similar powers to corporate boards of directors, some U.S. states still require shareholder approval of liens in substantially all of a corporation's assets.

     The directors may from time to time, by resolution, delegate any or all of the powers referred to above to a director, committee of directors or one or more officers of the Company. These powers may be varied by enacting a new by-law by resolution of the directors, which by-law must then be subsequently approved at a meeting of shareholders or by shareholder resolution. U.S. state corporate laws establish no general rule concerning directors' ability to delegate such duties. More progressive U.S. state corporate laws such as Delaware's General Corporation Law allow a board of directors to establish a committee of one or more directors and delegate such powers to such committee without a by-law or stockholder approval.

     The Company's articles of incorporation do not contain any provisions for the retirement of directors as the result of reaching a certain age limit. The Company's by-laws contain a minimum age requirement of 18 years to be named a director.

     Directors need not be shareholders of the Company.

     The Company is authorized to only issue, and its share capital consists of only, Common Shares. Each common share entitles the holder to receive notice of, and to vote on the basis of one vote per common share, at all meetings of shareholders, to receive any dividend declared by the Company on the Common Shares and to receive the remaining property of the Company on its dissolution, liquidation or wind-up. The laws of most US states vest Common Shares with similar powers.

     In order to change the rights of holders of Common Shares, an amendment to the Company's articles is required. Pursuant to Section 168 of the OBCA, such an amendment can be effected at a meeting of shareholders upon agreement by a majority of the shareholders. Pursuant to Section 170, the holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the articles that would have the effect of altering the rights of that class or altering the rights of that class relative to the other classes of shares. Progressive U.S. state corporate codes generally require similar procedures except that corporate laws such as New York's Business Corporation Law and

Page No: 64

Delaware's General Corporation Law permit stockholders to authorize such amendments by majority consent in writing, without a meeting, subject to certain limitations.

     The annual meeting of shareholders shall be held at such time, day and place as the Board, Chairman of the Board or the President may from time to time determine, provided that an annual meeting must be called not later than 15 months after the holding of the immediately preceding annual meeting. The Board, the Chairman of the Board, the President, the Managing Director or Vice-President shall have the power to call a special meeting of shareholders at any time.

     In addition, pursuant to Section 105 of the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held, may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Such requisition shall state the business to be transacted at the meeting. Although there is no general rule, progressive U.S. state corporation laws provide that the by-laws shall determine stockholders' rights to call stockholder meetings. The directors of a corporation shall call a meeting of shareholders upon receiving the requisition unless a meeting of shareholders has already been called or a record date has been fixed and the appropriate notice has been provided. If the directors do not, within twenty-one days after receiving the requisition, call a meeting and if the above-noted exceptions are not met, any shareholder who signed the requisition may call the meeting.

     Notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director and the auditor of the Company and to each shareholder who, at the close of business on the record date for notice or, if no record date for notice is fixed, at the close of business on the day proceeding the day on which notice is given, is entered in the securities register as the holder of one or more shares of the Company carrying the right to vote at the meeting. For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder.

     The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors, if any, of the Company and others who, although not entitled to vote, are entitled or required under the OBCA or the articles or by-laws of the Company to be present at the meeting. Any other person may be admitted on the invitation of the Chairman of the meeting or with the consent of the meeting.

     There are no restrictions in the Company's articles or by-laws, nor under the OBCA or the provision of the Securities Act (Ontario) or Securities Act (Quebec) limiting the right to own, hold or exercise voting rights on the Company's securities. Most, if not all U.S. states have enacted some form of takeover disclosure law or business combination act requiring certain disclosures and/or limiting the right to own or vote shares acquired in certain situations including hostile business combinations.

Page No: 65

     There are no provisions in the Company's articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     Pursuant to the Securities Act (Ontario) (the "Securities Act"), any shareholder holding or exercising control over more than 10% of the voting rights attached to all outstanding voting securities of a Company is considered an insider of that company and among other things is required to disclose any trades in shares of that company. Similarly, Section 16 and Rule 16(a) of the U.S. Securities Exchange Act of 1934 ("1934 Act"), under which the Company is registered, requires holders of 10% or more of the securities of a 1934 Act registered company to file reports disclosing ownership and transactions in that company's securities. The Company, however, currently is deemed a "foreign private issuer" and is exempt from these provisions. Section 101 of the Securities Act requires that any person who acquires beneficial ownership of, or the power to exercise control over, a total of 10% or more of a company's voting or equity securities in any class shall issue a news release and file a report containing the particulars and purpose behind the acquisition. Further reports must be issued every time such person acquires an additional 2% or more of the company's voting or equity securities, or there is a change in any of the material facts disclosed in the former report. Similarly, Section 13(d) and Regulation 13D of the 1934 Act requires any person who acquires beneficial ownership or more than 5% of an equity security of any company registered under the 1934 Act to file a report disclosing the particulars and purpose behind the acquisition. Amendments must be filed to this report every time such person acquires or disposes of 1% or more of the equity security or there is some other material change in the report on file. In addition, Section 14(d) and Regulation 14D of the 1934 Act imposes certain filing and disclosure requirements on persons making "tender offers" for equity securities of a 1934 Act registered company.

     The articles of incorporation and by-laws of the Company do not contain any conditions governing changes in the Company's capital that are more stringent than the applicable law.

Material Contracts

Maxim Group, LLC

     On January 29, 2003, the Company retained Maxim Group LLC, on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company pays a retainer of $25,000 for the first month and a monthly fee of $5,000 for the duration of the agreement. Upon execution of the agreement, the Company issued a warrant to purchase 25,000 of the Company's Common Shares at an exercise price of $2.15 expiring on June 30, 2006. Under the agreement, on a monthly basis, commencing 30 days after execution of the agreement, the Company will issue additional warrants, each to purchase 8,000 shares of Common Shares, at an exercise price equal to the market price, for the duration of the agreement upon the same terms and conditions. For any Transaction completed by the Company with Maxim Group LLC, the Company shall pay a success fee upon closing equal to the sum of 2 ½% of the aggregate transaction value, provided that Maxim either introduces and/or performs specific services for the Transaction. The minimum success fee for any transaction shall be $200,000. On May 5, 2003, an amendment was made to the Agreement originally signed on January 29, 2003. It was agreed to increase the success fee for a specific corporation from 2½% to 3½%.

Page No: 66

     The term of this Agreement is indefinite. However, the Company or Maxim may terminate it upon 30 days written notice. If such a notice is sent by the Company, the monetary consideration will be payable by the Company for the ensuing five months; however, the warrant consideration will cease after the 30 days written notice. If Maxim sends such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the Agreement may be terminated upon 30 days written notice by either party after the 6th month anniversary of the Agreement.

     As at May 30, 2003, Maxim Group, LLC has been granted warrants to purchase 57,000 Common Shares at an exercise price as stipulated above, all of which expire on June 30, 2006.

Recent Financings

     On November 30, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consists of one share of Common Shares plus one nontransferable "A Warrant" that will entitle the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof shall be issued one "B Warrant" that will entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing. Upon the full exercise of all of the A and B Warrants according to their terms prior to their respective expiry dates, an additional sum of $5,904,354 would accrue to the treasury of the Company upon the issuance of a further 4,071,968 shares and the Company's receipt of full payment of the above-described exercise prices. The form of The Amended Subscription Agreement and warrants as well as the placement agreement relative to this financing are filed as Exhibits to this Annual Report on Form 20-F.

     On August 6, 2001, the Company entered into subscription agreements to sell 600,000 Units, for a purchase price of $1.50 per Unit or total proceeds of $900,000. The Units are comprised of, in the aggregate, (i) 600,000 shares of Common Shares of the Company, (ii) 600,000 non-transferable warrants which entitle the holders thereof to purchase, until August 14, 2003, an aggregate of 600,000 shares of Common Shares of the Company at a price of US$2.40 per share (the "Class A Warrants") and (iii) on condition that the Class A Warrants have been exercised, 400,000 non-transferable warrants which entitle the holders thereof to purchase, for a period of one year from the exercise of the Class A Warrants, an aggregate of 400,000 shares of Common Shares of the Company at a price of US$2.50 per share (the "Class B Warrants"). A placement fee of 54,000 Units (comprised of, in the aggregate, 54,000 shares of Common Shares of the Company, 54,000 Class A Warrants and 36,000 Class B Warrants) was paid to a placement agent for arranging this financing. In the event of the full exercise of all warrants, the Company will have issued a total of 1,690,000 shares of Common Shares and will have received aggregate proceeds of $3,559,600. None of these warrants have been exercised and their exercise period is scheduled to expire at the close of trading on August 14, 2003.

Page No: 67

     In 2000, warrants and options were exercised and the remaining balance of the private placement initiated in 1999 contributed for a total consideration of $8,293,849 as issuance of capital stock.

Acquisition of focusIN assets by Mamma.com Inc.

On November 27, 2002, the Company, through Mamma.com Inc., acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company's financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 30 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Sam Luft

As of April 1, 2002, the Company entered into a month-to-month service agreement with Sam Luft, whereby Mr. Luft, in exchange for a $6,000 monthly fee, serves as a financial advisor to the Company. The agreement expired on March 1, 2003. On May 5, 2003 Mr. Luft resigned as board member of the Company.

Dave Goldman Advisor Ltd.

On October 30, 2001 the Company entered into a service agreement with David Goldman Advisors Ltd., pursuant to which David Goldman, the Chairman and CEO of the Company, provides his services to the Company at an hourly rate of $200 CAN. This agreement was renewed on May 1, 2002 and may be terminated on a sixty (60) day notice by either party.

Global Capital Securities Corporation

     On August 31, 2001, the Company entered into a consulting agreement with Global Capital Securities Corporation ("GCSC") whereby GCSC provided financial advisory services to the Company and its subsidiaries. In consideration for these services, the Company has issued to GCSC certificates for 150,000 shares of the Company's Common Shares as well as warrants entitling GCSC to purchase 250,000 shares of the Company's Common Shares at a price of US$2.75 per share. As of April 2002, GCSC's rights and obligations under this consulting agreement, were assigned to Lomond International, Inc. On June 19, 2002, all of the above warrants were returned to Intasys for cancellation. This agreement is now terminated. A copy of the consulting agreement is included as an exhibit to this Annual Report on Form 20-F.

Page No: 68

Acquisition of Remaining Minority Shareholder Interests in Mamma.com Inc.

     On July 5, 2001, the Company acquired the remaining minority shareholders' interests in Mamma.com Inc. for a cash consideration of $1,263,946 and issuance from treasury of 436,898 of the Company's shares of Common Shares, valued at $2.50 per share. Concurrently with this transaction, the Company acquired all outstanding options to acquire shares of Mamma.com Inc. for a cash consideration of $158,221 and the issuance of 42,977 options to acquire shares of the Company's Common Shares, at an exercise price of $1.50 per share, which are scheduled to expire on July 17, 2011. The options were issued pursuant to the Company's stock option plan.

Master Option Agreement

     Part of the compensation packages originally offered to the Company's former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the "Master Option Agreement"). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys' investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the option will expire.

Exchange Controls

     There is no Canadian law, government decree or regulation that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the "Investment Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a "WTO investor," as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act

Page No: 69

if the value of the assets of the Company equalled or exceeded $223,000,000 Canadian for investments made in 2003. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common hares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act.

     Certain transactions involving Common Shares of the Company would be exempt from the Investment Act, including, without limitation: (a) an acquisition of Common Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company's business in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company's business by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests (as defined in the Investment Act), remains unchanged.

Taxation

     The following is a summary of certain income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the "ITA"). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (i) is neither resident nor deemed to be resident in Canada, but is resident in the United States for the purposes of the Canada - United States Income Tax Convention (1980) (the "Treaty"); (ii) deals at arm's length with Intasys and is not affiliated with Intasys; (iii) does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (iv) is not an insurer or a financial institution.

Page No: 70

     For United States federal income tax purposes, a United States corporation, citizen or resident alien generally will realize, to the extent of the Company's current or accumulated earnings and profits, taxable ordinary income on the receipt of cash dividends on the Common Shares equal to the gross amount of such dividends without reduction for any Canadian withholding tax. Subject to certain limitations, such withholding tax generally may be credited, against the holder's United States federal income tax liability or, alternatively, may be deducted in computing the holder's United States federal taxable income. Dividends paid on the Common Shares will not be eligible for the "dividends received" deduction, available under certain circumstances to United States corporations.

     Dividends paid on Common Shares will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15%. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the treaty is further reduced to 5%.

     A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are "taxable Canadian property" (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a prescribed exchange under the Regulations to the ITA, the Common Shares will not be "taxable Canadian property" to a holder, unless the holder, together with persons with whom the holder did not deal at arm's length for the purposes of the ITA owned or had interests in or options in respect of 25% or more of the shares of any class or series of the capital stock of the company at any time during the five-year period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be "taxable Canadian property" where the holder acquired them in certain circumstances, including upon the disposition of other "taxable Canadian property". In the event that the Common Shares do constitute "taxable Canadian property", any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

     For United States federal income tax purposes, upon a sale or exchange of a common share, a holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's tax basis in such common share. For non-corporate taxpayers, the maximum tax rates imposed are 15% on net capital gains and 35% on ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer's income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions which may increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. Holders of Common Shares must consult their own tax advisers to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

Page No: 71

Documents on Display

     Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company's operating subsidiaries. Any request for inspection must be made in writing addressed to the Company's executive offices to the attention of Mr. Daniel Bertrand, Vice President and Chief Financial Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Currency Risk

     The Company has subsidiaries located in Canada, United Kingdom and Australia where the local currency is used. Our exposure to foreign exchange rate fluctuation is partially hedged by the fact of having different currencies versus the US dollars. No forward exchange contracts are used to sell currencies at fixed forward rates.

Interest Rate Risk

     The Company has only short term deposits bearing interests at rates between 0.8% and 0.9%. No financial instruments are used.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

Page No: 72

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

     (a)     Evaluation of Disclosure Controls and Procedures.

              We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chairman and Chief Executive Officer and Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

              We have carried out an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 20-F (the "Evaluation Date").

             Based upon that evaluation, the Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date.

     (b)     Changes in Internal Controls.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.   [RESERVED]

ITEM 17.   FINANCIAL STATEMENTS

     The financial statements included herein have been prepared according to accounting principles generally accepted in Canada, which conform in all material respects with the accounting principles generally accepted in the United States (see Note 28 to consolidated financial statements).

Page No: 73

Auditors' Report

To the Shareholders of
Intasys Corporation

We have audited the consolidated balance sheets of Intasys Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

s/s PricewaterhouseCoopers LLP
Chartered Accountants

Montreal, Quebec, Canada
February 25, 2003, (except for note 25 a), which is as at March 26, 2003)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2 a) to the consolidated financial statements. Our report to the shareholders dated February 25, 2003, (except for note 25 a), which is as at March 26, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

s/s PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Quebec, Canada
February 25, 2003

Page No: 74

Intasys Corporation
Consolidated Balance Sheets

(expressed in U.S. dollars)

	As at December 31, 2002 $	As at December 31, 2001 $
Assets Current assets
Cash and cash equivalents	3,804,323	2,314,072
Marketable securities (note 5)	-	240,643
Accounts receivable (note 6)	2,377,888	2,081,081
Prepaid expenses and other assets (note 7)	174,976	271,063
Future income taxes (note 20)	270,254	-
	6,627,441	4,906,859
Investments (note 8)	1,085,286	1,101,809
Property, plant and equipment (note 9)	656,435	1,131,316
Intangible assets (note 10)	907,217	-
Goodwill (note 10)	694,835	-
	9,971,214	7,139,984
Liabilities Current liabilities
Accounts payable and accrued liabilities (note 11)	2,813,351	2,124,330
Reserve for restructuring (note 12)	2,234	165,067
Deferred revenue	454,434	394,570
Income taxes payable	-	20,174
	3,270,019	2,704,141
Contingencies and commitments (note 25) Shareholders' Equity Capital stock (note 13) Authorized Unlimited common shares Issued and outstanding - 6,094,842 common shares (2001 - 4,058,858)	69,873,994	68,077,781
Additional paid-in capital (note 14)	750,111	339,550
Deferred stock-based compensation (note 14)	(10,667)	(418,727)
Cumulative translation adjustment	(275,693)	(243,205)
Deficit	(63,636,550)	(63,319,556)
	6,701,195	4,435,843
	9,971,214	7,139,984

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

s/s DAVID GOLDMAN Chairman of the Board and Chief Executive Officer	s/s IRWIN KRAMER Director

Page No: 75

Intasys Corporation
Consolidated Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the years ended December 31,
	2002 $	2001 $	2000 $
Revenue (note 16)	11,824,982	11,965,409	14,431,554
Expenses Cost of goods sold, selling and administrative	10,456,205	11,485,035	20,289,614
Net research and development (note 21)	1,567,351	1,773,233	2,212,218
Amortization and impairment of property, plant and equipment (note 22)	485,545	584,261	1,962,485
Amortization of intangible assets	31,404	-	-
Restructuring charges (note 12)	(70,453)	184,406	1,029,167
Amortization and impairment of goodwill (note 23)	-	7,455,353	16,313,528
Interest expense	8,476	14,501	12,347
Interest income	(72,003)	(203,012)	(714,074)
Share of results of companies subject to significant influence	-	748,972	2,007,415
Realized gain on disposal of marketable securities	(73,383)	(101,581)	(36,381)
Unrealized loss on marketable securities, investments and write-down of advances (note 17)	82,616	4,903,899	4,015,987
Non-controlling interest	-	(177,698)	(1,436,096)
Loss on disposal of a subsidiary	-	-	898,550
	12,415,758	26,667,369	46,554,760
Loss before income taxes	(590,776)	(14,701,960)	(32,123,206)
Provision for (recovery of) current income taxes	(2,318)	(95,277)	113,286
Recovery of future income taxes	(271,464)	-	-
Net loss for the year	(316,994)	(14,606,683)	(32,236,492)
Basic and diluted net loss per share	(0.07)	(4.55)	(11.97)
Following is a summary of reported net loss and per share figures adjusted to exclude amortization expense related to goodwill:
Reported net loss	(316,994)	(14,606,683)	(32,236,492)
Amortization of goodwill	-	7,455,353	7,727,455
Adjusted net loss	(316,994)	(7,151,330)	(24,509,037)
Basic and diluted net (loss) per share: Reported net loss	(0.07)	(4.55)	(11.97)
Amortization of goodwill	-	(2.32)	(2.87)
Adjusted net loss	(0.07)	(2.23)	(9.10)

The accompanying notes are an integral part of these consolidated financial statements.

Page No: 76

Intasys Corporation
Consolidated Statements of Shareholders' Equity

(expressed in U.S. dollars)

	Common shares #	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Deficit $
Balance, December 31, 1999	2,466,465	54,020,074	3,369,825	-	-	(16,476,381)
Shares issued on private placement	19,600	550,760	9,240	-	-	-
Shares issued on exercise of warrants	186,070	8,192,350	(1,198,089)	-	-	-
Shares issued on exercise of employee options	45,825	739,588	-	-	-	-
Translation adjustment for the year	-	-	-	-	(170,304)	-
Net loss for the year	-	-	-	-	-	(32,236,492)
Balance, December 31, 2000	2,717,960	63,502,772	2,180,976	-	(170,304)	(48,712,873)
Shares issued for acquisition of minority interest of Mamma.com	436,898	1,092,245	38,975	-	-	-
Shares issued to a subsidiary's officer	100,000	164,000	-	-	-	-
Shares issued on private placement	600,000	825,000	69,000	-	-	-
Shares and warrants issued for brokerage fees	54,000	-	6,000	-	-	-
Shares issued for financial services	150,000	324,000	214,363	(418,727)	-	-
Expired warrants	-	2,169,764	(2,169,764)	-	-	-
Translation adjustment for the year	-	-	-	-	(72,901)	-
Net loss for the year	-	-	-	-	-	(14,606,683)
Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes on shares and warrants issued for financial services	-	(54,114)	(214,363)	408,060	-	-
Shares and warrants issued on private placement	1,893,939	1,912,879	587,121	-	-	-
Shares and warrants issued for brokerage fees	142,045	143,465	44,034	-	-	-
Forfeited options	-	6,231	(6,231)	-	-	-
Share issue costs	-	(212,248)	-	-	-	-
Translation adjustment for the year	-	-	-	-	(32,488)	-
Net loss for the year	-	-	-	-	-	(316,994)
Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)

The accompanying notes are an integral part of these consolidated financial statements.

Page No: 77

Intasys Corporation
Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the years ended December 31,
Cash flows from Operating activities	2002 $	2001 $	2000 $
Net loss for the year	(316,994)	(14,606,683)	(32,236,492)
Adjustments for: Amortization and impairment of property, plant and equipment	485,545	638,412	2,448,027
Amortization and impairment of goodwill	-	7,455,353	16,313,528
Amortization of intangible assets	31,404	-	-
Realized loss (gain) on disposal of property, plant and equipment	1,141	(14,417)	(25,935)
Realized gain on disposal of marketable securities	(73,383)	(101,581)	(36,381)
Non-controlling interest	-	(177,698)	(1,436,096)
Interest revenue on investments and management fees	(33,477)	(33,080)	(231,933)
Loss on disposal of a subsidiary	-	-	898,550
Share of results of companies subject to significant influence	-	748,972	2,007,415
Unrealized loss on marketable securities, investments and write-down of advances (note 17)	82,616	4,903,899	4,015,987
Financial fees paid through issuance of capital stock	139,583	119,636	-
Advance to a public company subject to significant influence	-	(452,085)	-
Future income taxes	(271,464)	-	-
Decrease in non-cash working capital items (note 19)	682,095	1,377,790	1,556,772
Cash flows provided by (used in) operating activities	727,066	(141,482)	(6,726,558)
Investing activities
Business acquisition	(1,625,151)	-	-
Purchase of intangible assets	(50,000)	-	-
Investments	(1,612)	(588,594)	(6,797,056)
Proceeds on disposal of investments	-	-	378,450
Proceeds on disposal of property, plant and equipment	340	85,577	12,034
Purchase of minority interest in Mamma.com	-	(1,422,167)	-
Purchase of property, plant and equipment	(93,844)	(195,905)	(2,408,079)
Cash flows used in investing activities	(1,770,267)	(2,121,089)	(8,814,651)
Financing activities
Issuance (redemption) of equity of a subsidiary	-	(3,210)	9,147
Issuance of capital stock	2,500,000	900,000	8,293,849
Share issue costs	(24,749)	-	-
Cash flows provided by financing activities	2,475,251	896,790	8,302,996
Effect of foreign exchange rate changes on cash and cash equivalents	58,201	(95,353)	(110,135)
Change in cash and cash equivalents	1,490,251	(1,461,134)	(7,348,348)
Cash and cash equivalents - Beginning of year	2,314,072	3,775,206	11,123,554
Cash and cash equivalents - End of year	3,804,323	2,314,072	3,775,206
Cash and cash equivalents comprise: Cash	1,287,364	646,794	3,149,127
Short-term deposits	2,516,959	1,667,278	626,079
	3,804,323	2,314,072	3,775,206
Supplemental disclosure of cash flow information Cash paid for interest	7,136	20,989	24,270

The accompanying notes are an integral part of these consolidated financial statements.

Page No: 78

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

1     Nature of business

  Intasys Corporation is focused primarily on innovative direct on-line Internet electronic marketing. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a provider of meta-search and on-line direct marketing services and technologies with customers located mainly in the United States. Its wholly owned subsidiaries, Intasys Billing Technologies, further provide global wireless Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia, the United States and Canada. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors. Equity investments are located in the United States and Canada.

2     Changes in accounting policies

  a)   Goodwill

  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". This new section requires the use of the non-amortization approach to account for all purchased goodwill and indefinite-lived intangible assets. In addition, goodwill must be tested for impairment at least annually. Since the Company had no such goodwill or intangible assets as of the date of adoption of these recommendations, the initial adoption did not have any impact on the financial statements of the Company. However, the Company must now provide certain additional disclosures regarding goodwill and amortization. In addition, this new section required changes to the presentation of amortization and impairment of goodwill in the statement of operations in 2002 and for comparative years.

  b)   Impairment of long-lived assets

  During 2002, the Company adopted, retroactive to January 1, 2002, the new recommendations of the CICA regarding impairments of long-lived assets (Handbook Section 3063, "Impairment of Long-Lived Assets"). These new recommendations require the impairment to loss be recognized if the carrying value of a long-lived asset exceeds its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Prior to these new recommendations, the amount of any impairment loss was determined as the excess of the assets' carrying value over their estimated undiscounted future cash flows. This change, which has been applied prospectively, did not have any impact on the Company's financial statements.

  c)   Stock-Based Compensation and Other Stock-Based Payments

  On January 1, 2002, the Company adopted the new recommendations of the CICA regarding stock-based compensation plans (Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments"). In connection with the adoption of these new recommendations, the Company elected not to apply the fair value method of accounting for stock-based compensation costs; therefore, the Company provides pro forma disclosures of net loss and related per share figures as if the fair value method had been used to account for stock-based compensation costs. For purposes of the pro forma disclosures, the Company has applied these new recommendations retroactively. Any stock-based compensation costs related to awards to non-employees are accounted for at fair value.

3     Summary of significant accounting policies

  These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 28, conform in all material respects with accounting principles generally accepted in the United States.

Page No: 79

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  a)   Basis of consolidation

    These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated on consolidation.

  b)   Cash and cash equivalents

    Cash and cash equivalents consist of cash balances with banks and highly liquid investments with original maturities of ninety days or less from the date of acquisition.

  c)   Marketable securities

    Marketable securities are carried at the lower of cost and market value.

  d)   Tax credits

    Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the statement of operations as a reduction of the related expenses in the year in which the expenditures are incurred, provided there is reasonable assurance of realization.

  e)   Investments

    The Company's investment in non-controlled investee companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. If the Company does not have the ability to exercise significant influence, the investment is accounted for using the cost method.

  f)   Property, plant and equipment

    Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the following annual rates or periods and methods:

Computer equipment and software Furniture and fixtures Leasehold improvements Billing technology software	straight-line over 3 to 5 years straight-line over 3 to 5 years straight-line over the duration of the lease straight-line over 5 years

  g)   Intangible assets and amortization

    Intangible assets with finite useful lives are recorded at cost, less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Brand names Acquired technology Customer list	20% 20% 10%

  h)   Impairment of long-lived assets

    The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

  i)   Goodwill

    Goodwill represents the excess of purchase price of businesses acquired over the fair value of the underlying net identifiable assets acquired. Goodwill related to business combinations initiated or completed prior to July 1, 2001

Page No: 80

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

    was amortized on a straight-line basis over the estimated useful life of a maximum of three years. All goodwill related to such acquisitions was written off in 2001. Goodwill related to business combinations initiated or completed after June 30, 2001 is not amortized.

    Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate an impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company's reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management has selected November 30 as the date of its annual impairment test for goodwill.

  j)   Revenue recognition

    The Company recognizes revenue from the sale of software licenses and related post-contract customer support and other related services in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Fees from arrangements involving licenses, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licenses is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered probable. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

    The Company recognizes revenue from search services, banner advertising and sponsorships when the following criteria are satisfied:

    (a)   the fee is fixed or determinable;
    (b)   collectibility is probable;
    (c)   the revenue is not subject to forfeiture, refund or other concessions; and
    (d)   there is a signed contract.

    Search service revenue is generated as users click on certain search results, giving rise to direct revenue or a revenue share earned by the Company. Revenue from such clicks is recognized as the clicks occur, provided the above criteria are met.

    Banner advertising revenue is generated from advertising delivered on a Web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising banners. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed advertising banners occur, provided the above criteria are met and that no significant Company obligations or commitments relating to a minimum number of impressions remain.

    Revenue from sponsorships is recognized ratably over the terms of the related contracts provided the above criteria are met.

  k)   Research and development costs

    Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2002 and 2001.

Page No: 81

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  l)   Income taxes

    The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

    The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

  m)   Foreign currency translation

    The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company's subsidiaries is the local currency. Accordingly, the financial statements of Company's subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in the cumulative translation adjustment. Changes in the cumulative translation adjustment during the year result solely from the application of this translation method.

  n)   Foreign currency transactions

    Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

  o)   Employee future benefits

    The Company maintains a number of defined contribution benefits plans which provide retirement, medical and group insurance benefits for current employees. An employee's entitlement to benefits ceases upon termination of employment with the Company. The amount of expense recognized in 2002, 2001 and 2000 for these plans is summarized as follows:

	2002 $	2001 $	2000 $
Plans providing retirement benefits	100,237	81,125	30,197
Plans providing other benefits	115,753	111,275	103,928
	215,990	192,400	134,125

  p)   Use of estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from those estimates.

  q)   Loss per share

    Basic loss per share is calculated using the weighted average number of shares outstanding post-consolidation (note 13) during the year.

Page No: 82

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

    Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year plus the effects of dilutive potential common shares outstanding during the year. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

  r)   New accounting standards (Canadian)

    i)   Hedging relationships

    The CICA has issued AcG 13, Hedging Relationships, which sets out the Accounting Standards Board's views on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting as well as the discontinuance of hedge accounting. This guideline, which should be applied to hedging relationships in effect in fiscal years commencing on or after July 1, 2003, supplements and interprets certain existing requirements related to hedge accounting and establishes certain conditions as to when hedge accounting may be applied. This new guideline is not expected to have any significant impact on the Company's financial statements.

    ii)  Financial guarantees

    The CICA has also issued a new accounting guideline requiring the disclosure of certain information regarding guarantees, including the nature, term, maximum potential exposure, current carrying amount and the nature of any collateral or recourse provisions held by the guarantor. The disclosures required by this guideline are to be applied to financial statements of interim or annual periods commencing on or after January 1, 2003. The Company has not yet determined the impact of this new standard on its financial statements.

  s)   Comparative figures

    Certain comparative figures have been reclassified to conform with the current year's presentation.

4      Business acquisitions

  a)   Purchase of focusIN assets

  On November 27, 2002, the Company, through Mamma.com Inc., acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in these financial statements from the above-noted date of acquisition. focusIN provides online media placement services.

  The assets acquired were as follows:

Property, plant and equipment	$ 31,287
Intangible assets:
Brand name	291,156
Technology	252,208
Customer list	351,175
Goodwill	699,325
1,625,151

  Approximately $521,000 of the above noted goodwill is deductible for income tax purposes.

Page No: 83

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  b)   Purchase of Mamma.com Inc.

  In 2000, the Company wrote-down $8,586,073 of goodwill related to its 69% shareholder's interest in Mamma.com Inc.

  On July 6, 2001, the Company acquired the remaining minority shareholder's interest in Mamma.com Inc. for cash consideration of $1,263,946 and issuance from treasury of 436,898 Intasys common shares valued at $2.50 each. This step acquisition was accounted for using the purchase method. Simultaneously, the Company acquired all the outstanding options of Mamma.com Inc.'s interest for a cash consideration $158,221 and issuance of 42,977 of Intasys Corporation options. The purchase price of the remaining shareholders' interest in Mamma.com Inc. resulted in recording an additional $1,255,353 of goodwill. In December 2001, the Company wrote-down all remaining goodwill related to Mamma.com.

5     Marketable securities

  On January 20, 2000, the Company acquired 715,000 common shares of interWAVE at a price of $1.00 per share by exercising 715,000 warrants. Also, in 2000, the Company sold 60,000 shares of interWAVE for cash proceeds of $278,450.

  In 2001, the Company sold 1,056,436 shares of interWAVE for cash proceeds of $1,360,873. As well during 2001, the Company purchased 6,000 shares of interWAVE for $5,470.

  On December 31, 2001, the Company wrote down a portion of the value of its 319,564 common shares of interWAVE to their net realizable value, namely the market price of the shares at December 31, 2001.

  In 2002, the remaining shares of interWAVE were sold for cash proceeds of $314,026 resulting in a gain on disposal of $73,383.

6     Accounts receivable

  Accounts receivable comprise the following:

	2002 $	2001 $
Trade accounts receivable	2,562,274	2,572,005
Allowance for doubtful accounts	(285,710)	(532,003)
	2,276,564	2,040,002
Other	101,324	41,079
	2,377,888	2,081,081

7     Prepaid expenses and other assets

  Prepaid expenses and other assets comprise the following:

	2002 $	2001 $
Prepaid expenses	113,986	117,485
Deposits on leased facilities	60,990	66,250
Other assets	-	87,328
	174,976	271,063

Page No: 84

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

8     Investments

  Investments comprise the following:

	2002 $	2001 $
Tri-Link Technologies Inc. (note 8 a))	-	-
LTRIM Technologies Inc. (note 8 b))	1,085,286	1,051,809
uPath.com Inc. (note 8 c))	-	50,000
TECE, Inc. (note 8 d))	-	-
	1,085,286	1,101,809
a)

On September 25, 2000, the Company acquired 1,501,224 preference shares of Tri-Link Technologies Inc. for $1.35 million. In 2001, the Company wrote off the entire value of its investment due to an other than temporary decline in its value.

In 2002, the Company acquired 2,553,650 preference shares of Tri-Link Technologies Inc. for $1,612 which was written off during the year. As at December 31, 2002, the Company held a total of 4,054,874 preference shares.

b)

On May 4, 2000, the Company acquired a CA$1 million (US$635,880) 6% secured debenture which was convertible into 15% of the equity of LTRIM Technologies Inc. ("LTRIM"), a non-public company. Subsequently, the Company sold a portion of its debenture at cost for an amount of CA$150,000 (US$100,000) convertible into 2.25% of the equity of LTRIM.

On February 23, 2001, the Company acquired 207,323 preference shares of LTRIM for a cash consideration of $588,594. These shares were subsequently split 10 for 1, resulting in 2,073,230 shares.

On December 13, 2002, LTRIM closed the first round of an intended two round financing transaction with new investors. As part of the transaction, the Company converted all preference shares and the secured debenture of CA$850,000 (US$535,880) into 4,891,686 Class A common shares. Accrued interest on the debenture in the amount of CA$137,014 (US$80,038) was converted into 359,281 Class A preference shares.

c)

On May 16, 2000, the Company acquired 2,783,505 Class A shares of uPath.com Inc. a non-public company, for CA$1.0 million (US$687,990). During 2001, the Company wrote off a portion of its investment to its net realizable value of $50,000. During 2002, the Company wrote off the remaining balance to nil.

d)

On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com ("TEC.com") for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest.

On November 9, 2000, TECE, Inc. ("TECE"), a publicly traded corporation listed on the OTC BB in the United States under the symbol TENC, acquired a controlling interest in TEC.com from certain of its major shareholders, including Intasys Corporation. As part of the transaction, the Company transferred its $2.625 million secured convertible debenture plus accrued interest in an amount of $114,538 in exchange for 6,522,710 shares of TECE's common stock. At the same time, the Company subscribed to a non-interest-bearing note receivable of $344,914. The note receivable was issued for a cash consideration of $250,000 and a fee of $94,914. During 2001, the investment was entirely written down due to an other than temporary decline in its value. Moreover, the advances of $907,227 were written down to nil.

In 2002, TECE restructured its capital. As part of this transaction, the Company converted its 6,522,710 shares of TECE's common stock, its non-interest-bearing note receivable of $344,914 and all advances into 5,000,000 common shares representing approximately 7% of TECE's new capital structure.

Page No: 85

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

e)	Master option agreement

Part of the compensation packages originally offered to the Company's former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the "Master Option Agreement"). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001, the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys' investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price are reduced to 5% and $136,808, respectively through February 28, 2004, at which time the option will expire.

The fair value of these options was initially estimated using the Black-Scholes option pricing model and recorded as a liability. Since the terms of these options are variable, the fair value of these options is re-evaluated at each balance sheet date with any resulting adjustment to the fair value being included in the statement of operations. As a result, the statement of operations in 2002 includes a reversal of expenses recorded in previous years for an amount of $195,134 and expenses of $56,613 and $143,387 in fiscal years 2001 and 2000 respectively.

Page No: 86

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

9     Property, plant and equipment

			2002
	Cost $	Accumulated amortization $	Net $
Computer equipment and software	1,699,738	1,218,569	481,169
Furniture and fixtures	423,883	366,858	57,025
Leasehold improvements	352,683	234,442	118,241
Billing technology software	5,302,801	5,302,801	-
	7,779,105	7,122,670	656,435
			2001
	Cost $	Accumulated amortization $	Net $
Computer equipment and software	1,766,666	1,016,700	749,966
Furniture and fixtures	583,913	411,724	172,189
Leasehold improvements	673,617	468,298	205,319
Billing technology software	5,304,475	5,300,633	3,842
	8,328,671	7,197,355	1,131,316

10     Goodwill and other intangible assets

  a)    Goodwill

    The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

	Investment Management $	Internet Media $	Total $
Balance as of January 1, 2001	6,200,000	-	6,200,000
Goodwill resulting from 2001 business acquisition (note 4(b))	1,255,353	-	1,255,353
Amortization of goodwill	(7,455,353)	-	(7,455,353)
Balance as of December 31, 2001	-	-	-
Goodwill resulting from 2002 business acquisition	-	699,325	699,325
Currency translation adjustment	-	(4,490)	(4,490)
Balance as of December 31, 2002	-	694,835	694,835

Page No: 87

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  b)   Intangible assets

			2002
	Cost $	Accumulated amortization $	Net $
Brand names	338,973	17,096	321,877
Acquired technology	250,588	8,353	242,235
Customer list	348,920	5,815	343,105
	938,481	31,264	907,217

  Intangible assets were nil in 2001.

11     Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities comprise the following:

	2002 $	2001 $
Trade accounts payable	1,715,956	1,313,364
Other
Accrued employee costs	378,682	578,846
Directors and officers payable	130,743	6,287
Payable to companies owned by current and/or former directors and/or officers	30,946	20,594
Other (note 25 a))	557,024	205,239
	2,813,351	2,124,330

12     Restructuring charges

  In 2001, the Company continued to reduce its fixed costs by terminating certain employees and moving its head office to premises occupied by its subsidiary Mamma.com Inc.

  In 2000, as part of the Company's strategy of tailoring its billing solution to the wireless marketplace, the Company closed an office in the United Kingdom and a total of 10 employees were terminated. Also, in order to reduce its fixed costs in Montreal, the Company decided to sublease a portion of its facility. In 1999, the Company closed its Atlanta (Latitude), Ottawa and Mississauga offices and a total of 19 employees were terminated. The Company's North American billing software sales and consulting operations were consolidated in Montreal (Canada).

Page No: 88

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  The following table summarizes the changes in the reserve for restructuring:

	Write-down of property, plant and equipment $	Severance costs $	Facilities' closure costs $	Other costs $	Total $
Balance-December 31, 1999	-	123,603	135,618	113,039	372,260
Restructuring charges	485,542	193,625	350,000	-	1,029,167
Payments	-	(123,603)	(135,618)	(71,933)	(331,154)
Non-cash asset write-down	(485,542)	-	-	-	(485,542)
Balance-December 31, 2000	-	193,625	350,000	41,106	584,731
Restructuring charges	54,151	30,887	99,368	-	184,406
Payments	(174,436)	-	(350,813)	(24,670)	(549,919)
Non-cash asset write-down	(54,151)	-	-	-	(54,151)
Balance-December 31, 2001	-	50,076	98,555	16,436	165,067
Payments	-	(50,076)	(28,102)	(14,202)	(92,380)
Reversal of excess restructuring accruals to earnings	-	-	(70,453)	-	(70,453)
Balance-December 31, 2002	-	-	-	2,234	2,234

13     Capital stock

  On July 11, 2001, the Board of Directors, upon approval of the shareholders, approved articles of amendment consolidating the Company's issued and outstanding common shares on a basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The reverse stock split was effective immediately. All references in the financial statements and notes thereto regarding the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split. Any dividends, if and when declared, will be declared and payable in US dollars.

  a)   Stock options

  The Company's stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan, and will designate the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant.

Page No: 89

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  Information with respect to stock option activity for 2000, 2001 and 2002 is as follows:

	Number of options	Weighted average exercise price $
Outstanding - December 31, 1999	265,025	39.20
Granted	255,725	9.70
Exercised	(45,825)	16.10
Expired	(21,000)	51.30
Forfeited	(151,400)	51.30
Outstanding - December 31, 2000	302,525	11.10
Granted	451,750	2.29
Forfeited	(302,525)	11.10
Outstanding - December 31, 2001	451,750	2.29
Granted	135,000	1.14
Forfeited	(209,570)	2.56
Outstanding - December 31, 2002	377,180	1.76

  On July 18, 2001, 141,250 options held by employees were repriced whereby the employee forfeited their existing options and received new options on the same date with different vesting periods and exercise prices. As at December 31, 2002, 40,725 repriced options were still outstanding.

  Details of stock options outstanding as at December 31, 2002 are as follows:

	Outstanding options			Exercisable options
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
1.05-1.53	348,430	8.57	1.41	291,679	1.38
2.50	10,000	8.50	2.50	10,000	2.50
8.00	18,750	1.16	8.00	18,750	8.00
	377,180	8.20	1.76	320,429	1.80

  As at December 31, 2001 and 2000, there were 315,825 and 54,500 options exercisable at weighted average exercise prices of $2.67 and $5.02, respectively.

Page No: 90

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  b)   Pro forma stock-based compensation disclosures

  Following is a summary of what the net loss and related per share figures would have been if the Company had adopted the fair value method of accounting for stock options granted to employees.

	2002 $	2001 $	2000 $
Pro forma net loss	(295,924)	(14,461,478)	(29,496,811)
Pro forma basic and diluted net loss per share	(0.07)	(4.51)	(10.96)

  The fair values of all options granted during 2002, 2001 and 2000 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life (years)	4.00	3.90	3.91
Volatility	76%	90%	90%
Risk-free interest rate	3.09%	6.00%	6.00%
Dividend yield	nil	nil	nil

  The weighted average grant-date fair values for stock options granted during 2002, 2001 and 2000 were $1.22, $2.42 and $6.20 per option, respectively.

14     Additional paid-in capital and deferred stock-based compensation

  On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which has agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, all of the above warrants were returned to Intasys for cancellation.

  These unvested shares are earned evenly over the 18-month term of the agreement at a rate of 8,333 shares per month. The warrants vest in the same manner, with 13,889 becoming vested each month. In the event the agreement is terminated prior to the expiration of its 18-month term, any unvested shares and warrants remaining as of that date must be returned to the Company for cancellation. Since the terms of the unvested shares and the warrants are variable, the fair value of the unvested shares and warrants is remeasured at each balance sheet date, and deferred stock-based compensation and additional paid in capital are adjusted accordingly. The cost of the services is recognized as an expense on a monthly basis as the warrants and shares vest, based upon the fair value of the Company's common shares at the end of each month.

  On December 12, 2002, the Company completed a private placement of 1,893,939 units, each units consisting of one common share and one A warrant for total gross proceeds amounting to $2,500,000, or $1.32 per unit. Each A warrant vests immediately, expires on November 30, 2004 and permits the holder to purchase one additional common share of the Company at an exercise price of $1.40 per share. The private placement agreement provides for a reload feature, whereby upon exercise of all of the A warrants, the holders are entitled to receive one new B warrant for each A warrant exercised. The B warrant vests immediately upon issuance, expires on November 30, 2006 and permits the holder to purchase an additional common share at an exercise price of $1.50 per share. As at December 31, 2002, none of the 1,893,939 A warrants had been exercised.

Page No: 91

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  The amounts allocated to the shares and warrants totalled $1,912,878 and $587,121, respectively. These amounts have been allocated based upon the relative fair values of the warrants and shares at the date of the units were issued. The estimated fair value of the A and B warrants has been determined using the Binomial option pricing model and following weighted average assumptions:

	A warrants	B warrants
Risk-free interest rate	3.09%	3.96%
Expected volatility	76%	76%
Expected life	2 years	4 years
Expected dividend yield	Nil	nil

  In addition, in connection with this private placement, the Company issued an additional 142,045 units to the principal agent involved in the transaction as compensation for its services. These additional units have been recorded as share issue costs and charged against capital stock at their fair value of $187,499, or $1.32 per unit. The fair of each unit has been allocated between the shares and warrants, resulting in $143,465 being credited to capital stock and $44,034 being credited to additional paid in capital on the same basis as described above.

  Each warrant is convertible into one common share at exercise prices ranging from $1.40 to $30.80 per share. Information with respect to warrant activity for 2000, 2001 and 2002 is as follows:

	Number of options	Weighted average exercise price $
Outstanding - December 31, 1999	715,345	39.60
Issued	19,600	35.00
Exercised	(186,071)	37.60
Expired	(82,000)	32.50
Outstanding - December 31, 2000	466,874	46.10
Issued	1,340,000	2.50
Expired	(465,449)	(46.10)
Outstanding - December 31, 2001	1,341,425	2.50
Issued (i)	2,035,984	1.40
Forfeited	(250,000)	(2.75)
Outstanding - December 31, 2002	3,127,409	1.78

   (i) does not include warrants to be issued in connection with the reload feature describe above.

Page No: 92

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  For various price ranges, the weighted average characteristics of outstanding warrants at December 31, 2002 were as follows:

	Warrants outstanding and exercisable
Range of exercise price $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $
1.40	2,035,984	1.91	1.40
2.40-2.50	1,090,000	0.98	2.44
30.80	1,425	0.50	30.80
	3,127,409	1.38	1.78

15     Loss per share

	2002	2001	2000
Weighted average number of shares - basic and diluted	4,356,751	3,206,996	2,692,364

  Options to purchase 377,180 common shares (2001 - 451,750, 2000 - 302,525), warrants to purchase 3,127,409 commons shares (2001 - 1,341,425, 2000 - 466,874) and 8,333 shares issued for brokerage fees have been excluded from the above calculations since they would have an anti-dilutive effect. In addition, since the Company was in a loss position in 2002, 2001 and 2000, there is no difference between basic and diluted earnings per share for these years.

16     Revenue

	2002 $	2001 $	2000 $
Billing licenses and monthly subscriber fees	5,017,833	5,336,346	4,478,484
Billing services	2,513,442	2,249,991	2,005,833
Search services	2,698,120	2,749,037	3,181,139
Banner advertising	1,488,399	1,324,463	4,138,355
Other	107,188	305,572	627,743
Total	11,824,982	11,965,409	14,431,554

17     Unrealized loss on marketable securities, investments and write-down of advances

	2002 $	2001 $	2000 $
Unrealized loss on: Marketable securities	-	640,005	3,387,305
Investments	51,612	3,356,667	628,682
Write-down of advances	31,004	907,227	-
Total	82,616	4,903,899	4,015,987

18     Statement of cash flows

  In 2002, the Company's non-cash investing and financing activities consisted of: shares issued in lieu of fees related to private placement in the amount of $187,499; shares issued in lieu of financial fees in the amount of $98,667; interest income in the amount of $33,477 which was recorded in investments.

Page No: 93

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  In 2001, the Company's non-cash investing and financing activities consisted of: shares issued on the acquisition of the minority interest of Mamma.com Inc. in the amount of $1,092,245; shares issued in lieu of fees related to a private placement in the amount of $81,000; shares issued in lieu of compensation to a former officer in the amount of $164,000; shares issued in lieu of financial fees in the amount of $72,000 and interest income in the amount of $33,080 which was recorded in investments. The write-down of property, plant and equipment of $54,151 related to restructuring charges in the statement of operations is included in amortization and write-down of property, plant and equipment in the statement of cash flows.

  In 2000, the Company's non-cash investing and financing activities consisted of interest in the amount of $137,019 and fees of $94,914 which were capitalized to investments. The write-down of property, plant and equipment of $485,542 related to restructuring charges in the statement of operations is included in amortization and impairment of property, plant and equipment in the statement of cash flows.

19     Changes in non-cash working capital items

	2002 $	2001 $	2000 $
Decrease (increase) in assets: Marketable securities	314,026	1,360,873	-
Accounts receivable	(192,139)	2,127,188	(2,376,327)
Prepaid expenses and other assets	110,857	337,119	891,495
Increase (decrease) in liabilities: Accounts payable and accrued liabilities	600,339	(932,161)	1,442,758
Income taxes payable	(20,856)	(93,310)	113,484
Deferred revenue	34,505	(1,002,255)	1,272,891
Reserve for restructuring	(164,637)	(419,664)	212,471
Change in non-cash working capital items	682,095	1,377,790	1,556,772

Page No: 94

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

20     Income taxes

  A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective income tax rate is as follows:

	2002 $	2001 $	2000 $
Expected recovery of income taxes at the statutory rate	(206,890)	(4,557,608)	(9,958,194)
Unrecognized benefit of current year tax losses and undeducted research and development	754,178	-	-
Benefit of prior years' tax losses not previously recognized	(758,559)	-	-
Recognition of future benefit of prior years' tax losses	(271,464)	-	-
Permanent difference, including amortization and impairment of goodwill and non- controlling interest	12,664	2,529,406	4,681,717
Unrecognized benefit of temporary differences	131,375	2,049,639	3,121,921
Effect of change in income tax rate	34,574	-	2,044,139
Effect of foreign tax rate differences	30,340	(116,714)	223,703
Provision for (recovery of) income taxes	(273,782)	(95,277)	113,286

Page No: 95

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  The major components of the net future income tax assets classified by the source of temporary differences are as follows:

	2002 $	2001 $
Canada
Property, plant and equipment	2,300,010	2,197,000
Non-capital losses (expiring 2002-2008)	4,319,204	4,760,100
Net capital losses (unlimited)	1,749,573	1,556,000
Unrealized impairment losses on investments	1,741,834	2,202,165
Research and development expenses	209,741	159,581
Restructuring expenses	-	40,405
Share of results of companies subject to significant influence	-	855,000
Goodwill and intangible assets	379,991	-
Share issue costs	177,433	-
Loss on equity disposal of a subsidiary	278,730	278,730
Other	108,570	-
	11,265,086	12,048,981
United Kingdom Net operating losses (unlimited)	96,259	308,000
Property, plant and equipment	127,629	-
Other temporary differences	4,988	-
	228,876	308,000
United States Net operating losses (expiring 2017)	1,516,030	1,537,000
Australia Net operating losses (unlimited)	456,219	37,332
Other temporary differences	17,849	-
	474,068	37,332

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

Total	13,484,060	13,931,313
Valuation allowance	(13,213,806)	(13,931,313)
Net future income tax asset	270,254	-

-

21     Net research and development

  The following details the net research and development expenses included in the statements of operations:

	2002 $	2001 $	2000 $
Research and development expenses	1,588,321	1,775,113	2,279,616
Tax credits	20,970	1,880	67,398
Net research and development expenses	1,567,351	1,773,233	2,212,218

Page No: 96

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

22     Amortization and impairment of property, plant and equipment

	2002 $	2001 $	2000 $
Amortization	428,155	584,261	1,177,848
Impairment loss	57,390	-	784,637
	485,545	584,261	1,962,485

23     Amortization and impairment of goodwill

	2002 $	2001 $	2000 $
Amortization	-	7,455,353	7,727,455
Impairment loss	-	-	8,586,073
	-	7,455,353	16,313,528

24     Segment information

  The Company has three reportable segments: Investment Management, Internet Media and Billing Systems. The Company evaluates each operating segment's performance based on revenue, expenses and net earnings (loss) for the year.

  A summary of the results by reportable segment for the years ended December 31, 2002, 2001 and 2000 is as follows. In addition, the table which follows summarizes revenues by country. Revenues have been allocated to individual countries/regions based upon the country of residence of the subsidiary providing the product or service.

  Segmented assets

  The following is a summary of assets by segment:

	2002 $	2001 $
Total assets Investment Management	3,941,042	3,113,424
Total assets Internet Media	3,509,182	1,425,591
Total assets Billing System	2,520,990	2,600,969
Total consolidated assets	9,971,214	7,139,984

Page No: 97

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

	Investment Management			Internet Media			Billing Systems			Total
Revenue	2002 $ -	2001 $ 11,572	2000 $ 121,970	2002 $ 4,222,352	2001 $ 4,183,770	2000 $ 7,550,300	2002 $ 7,602,630	2001 $ 7,770,067	2000 $ 6,759,284	2002 $ 11,824,982	2001 $ 11,965,409	2000 $ 14,431,554
Cost of goods sold, selling and administrative expenses	1,538,596	1,255,606	3,343,841	3,007,457	3,996,109	8,339,422	5,910,152	6,233,320	8,606,351	10,456,205	11,485,035	20,289,614
Net research and development expenses	-	-	-	661,718	776,607	915,696	905,633	996,626	1,296,522	1,567,351	1,773,233	2,212,218
Amortization and impairment of property, plant and equipment	10,854	63,911	1,404,048	144,373	175,901	170,530	330,318	344,449	387,907	485,545	584,261	1,962,485
Amortization of intangible assets	-	-	-	31,404	-	-	-	-	-	31,404	-	-
Restructuring charges	(70,453)	161,963	835,542	-	-	-	-	22,443	193,625	(70,453)	184,406	1,029,167
Amortization and impairment of goodwill	-	7,455,353	16,313,528	-	-	-	-	-	-	-	7,455,353	16,313,528
Interest expense	38	5,407	-	5,504	-	-	2,934	9,094	12,347	8,476	14,501	12,347
Interest income	(52,816)	(102,887)	(539,845)	(6,896)	(83,269)	(173,006)	(12,291)	(16,856)	(1,223)	(72,003)	(203,012)	(714,074)
Non-controlling interest	-	(177,698)	(1,436,096)	-	-	-	-	-	-	-	(177,698)	(1,436,096)
Share of result of companies subject to significant influence	-	748,972	2,007,415	-	-	-	-	-	-	-	748,972	2,007,415
Loss on disposal of a subsidiary	-	-	-	-	-	-	-	-	898,550	-	-	898,550
Realized gain on marketable securities	(73,383)	(101,581)	(36,381)	-	-	-	-	-	-	(73,383)	(101,581)	(36,381)
Unrealized loss on marketable securities, investments and write-down of advances	82,616	4,903,899	4,015,987	-	-	-	-	-	-	82,616	4,903,899	4,015,987
	1,435,452	14,212,945	25,908,039	3,843,560	4,865,348	9,252,642	7,136,746	7,589,076	11,394,079	12,415,758	26,667,369	46,554,760
Earnings (loss) before income taxes	(1,435,452)	(14,201,373)	(25,786,069)	378,792	(681,578)	(1,702,342)	465,884	180,991	(4,634,795)	(590,776)	(14,701,960)	(32,123,206)
Provision for (recovery of) current income taxes	-	-	-	(2,318)	(8,633)	11,458	-	(86,644)	101,828	(2,318)	(95,277)	113,286
Recovery of future income taxes	-	-	-	(271,464)	-	-	-	-	-	(271,464)	-	-
Net earnings (loss) for the year	(1,435,452)	(14,201,373)	(25,786,069)	652,574	(672,945)	(1,713,800)	465,884	267,635	(4,736,623)	(316,994)	(14,606,683)	(32,236,492)
Revenue Canada	-	11,572	121,970	4,222,352	4,183,770	7,550,300	299,421	384,834	305,042	4,521,773	4,580,176	7,977,312
United Kingdom	-	-	-	-	-	-	5,225,605	4,799,944	2,899,471	5,225,605	4,799,944	2,899,471
Australia	-	-	-	-	-	-	2,077,604	2,585,289	3,554,771	2,077,604	2,585,289	3,554,771
	-	11,572	121,970	4,222,352	4,183,770	7,550,300	7,602,630	7,770,067	6,759,284	11,824,982	11,965,409	14,431,554
Long lived assets Canada	1,093,156	1,113,649		1,996,106	506,875		29,996	74,767		3,119,258	1,695,291	-
United Kingdom	-	-		-	-		112,203	244,484		112,203	244,484
Australia	-	-		-	-		112,312	293,350		112,312	293,350
	1,093,156	1,113,649		1,996,106	506,875		254,511	612,601		3,343,773	2,233,125

Page No: 98

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  Segmented information (continued)

  Major customers:

  Sales to major customers (customers from which 10% or more of total revenue is derived during the specified year) are summarized as follows:

	2002	2001	2000
Customer 1 Billing systems Customer 2 Billing systems	1,592,119 N/A	N/A N/A	N/A 1,323,844

25     Contingencies and commitments

  a)   Contingencies

    In July 2000, Intasys and its wholly owned Delaware subsidiary, Intasys Management Systems, Inc., completed a series of transactions with Lamya Management Limited and related parties pursuant to which, inter alia, Intasys acquired rights in certain software, trademarks and other intellectual property rights. Pursuant to this, Intasys Management Systems, Inc. hired Sami Shamma as its President and CEO. In October 2000, Mr. Shamma was terminated for cause and in January 2001, Intasys and Intasys Management Systems, Inc. ("Claimants") initiated arbitration proceedings against Mr. Shamma and certain other persons and entities related to him ("Respondents"). The Claimants seek damages in excess of $1,472,553 arising out of Mr. Shamma's alleged conduct, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate. In addition and further to Mr. Shamma's termination, the Claimants were entitled to and did purchase the shares previously held by Mr. Shamma in Intasys Management Systems, Inc. As a result of his termination for cause and pursuant to the agreements entered into with Mr. Shamma, these shares were purchased at book value, a nominal amount, and Intasys is now the sole shareholder of Intasys Management Systems, Inc.

    The Respondents have filed a statement of defence denying the Claimants' allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The Respondents also claim that the purchase of the above-mentioned shares should be at their fair market value.

    Arbitration was held the week of October 21, 2002 and is scheduled to resume and conclude the week of April 1, 2003. Management believes its positions are meritorious and intends to continue to prosecute its claim and defend the Respondents counterclaim vigorously.

    On May 6, 1996, a claim in an unspecified amount was filed in Florida in connection with the Company's previously discontinued operation of disinfectant products.

    In accordance with Florida state law, a mediation hearing took place on December 9, 2002 and was inconclusive. The Company's motion for Summary Judgment was heard on March 18, 2003 and was denied. The Company re-filed its motion. The case was scheduled for a jury trial in May 2003. On March 26, 2003, the Company received a letter from the claimant offering to settle all claims related to this matter in exchange for a payment of $350,000. Management has decided to accept this offer, pending preparation and execution of all necessary legal documents. Accordingly, an amount of $350,000 has been provided for in these financial statements which amount has been included in other accounts payable as at December 31, 2002 (note 11).

Page No: 99

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  b)   Commitments

  The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2002 are as follows:

$
Years ending December 31, 2003 2004 2005	308,394 174,817 11,145

26     Financial instruments

  Currency risk

  The Company operates internationally and is exposed to market risks principally from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk.

  Credit risks

  Financial instruments which potentially subject the Company to credit risk consist principally of cash, short-term deposit and accounts receivable. The Company's cash and short-term deposits are maintained at major financial institutions therefore, the Company considers the risk of non-performance on these instruments to be remote.

  The Company is exposed to credit risk on accounts receivable from its customers. The Company and its subsidiaries are engaged primarily in the licensing of specialized computer software and meta search engine distributing search results over the Internet. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

  Fair value of financial instruments

  The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments.

  Interest rate risks

  As at December 31, 2002, the Company's exposure to interest rate risk is summarized as follows:

Cash Short-term deposits Accounts receivable Accounts payable and accrued liabilities	Non-interest bearing Interest rates between 0.8% and 0.9% Non-interest bearing Non-interest bearing

Page No: 100

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

27     Related party transactions

  Details of related party transactions not otherwise disclosed in the financial statements are as follows:

	2002 $	2001 $	2000 $
Companies owned by current and/or former directors and/or officers
Disposal of investment	-	-	100,000
Revenue	-	(1,134)	9,668
General and administrative expenses	203,975	188,840	404,254
Reserve for restructuring	-	6,276	-
Company subject to significant influence
Revenue	-	10,106	108,388
Interest revenue	33,477	30,894	106,738

  All related party transactions occurred in the normal course of operations and were measured at the exchange amount, which represents the amount of consideration agreed upon by the parties.

28     United States generally accepted accounting principles

  As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP) as they specifically relate to the Company.

Page No: 101

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  The following summary sets out the material adjustments to the Company's reported net loss and net loss per share which would be made to conform with U.S. GAAP:

	2002 $	2001 $	2000 $
		(restated)
Net loss for the year in accordance with Canadian GAAP	(316,994)	(14,606,683)	(32,236,492)
Stock-based compensation costs (a)	92,000	(92,000)	(1,673,694)
Non-controlling interest (a)	-	-	636,004
Share of results of companies subject to significant influence (a)	-	-	(512,427)
Write-down of investment (a)	-	512,427	-
Unrealized loss on marketable securities (b)	-	254,614	3,387,305
Realized portion of prior year unrealized loss on marketable securities (b)	(1,029,896)	(2,612,023)	-
Net loss for the year in accordance with U.S. GAAP	(1,254,890)	(16,543,665)	(30,399,304)
Basic and diluted net loss per share under U.S. GAAP	(0.29)	(5.16)	(11.29)
Other comprehensive income (loss) Unrealized holding loss on marketable securities (b)	-	(254,614)	(3,387,305)
Realized portion of prior year unrealized loss on marketable securities (b)	1,029,896	2,612,023	-
Foreign currency translation adjustment (c)	(32,488)	(72,901)	(170,304)
	997,408	2,284,508	(3,557,609)
Net loss in accordance with U.S. GAAP	(1,254,890)	(16,543,665)	(30,399,304)
Comprehensive loss	(257,482)	(14,259,157)	(33,956,913)

Page No: 102

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  The effects of these adjustments on the balance sheets of the Company are as follows:

  Balance sheets

	2002 $	2001 $ (restated)
Capital stock
Capital stock in accordance with Canadian GAAP	69,873,994	68,077,781
Reduction of stated capital (d)	16,769,570	16,769,570
Capital stock in accordance US GAAP	86,643,564	84,847,351
Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	750,111	339,550
Stock-based compensation costs (a) Cumulative effect of prior years	1,765,694	1,673,694
Current year	(92,000)	92,000
Acquisition of non-controlling interest acquired during year (a) Cumulative effect of prior years	(636,004)	-
Current year	-	(636,004)
Additional paid-in capital in accordance with U.S. GAAP	1,787,801	1,469,240
Deferred stock-based compensation costs in accordance with Canadian and U.S. GAAP	(10,667)	(418,727)
Accumulated other comprehensive loss (c)
Cumulative translation adjustment in accordance with Canadian GAAP	(275,693)	(243,205)
Unrealized holding loss on marketable securities (b)
Cumulative effect of prior years	(3,641,919)	(3,387,305)
Current year	-	(254,614)
Realized portion of previously unrealized holding loss (b) Prior year Current year	2,612,023 1,029,896	- 2,612,023
Accumulated other comprehensive loss in accordance with U.S. GAAP	(275,693)	(1,273,101)
Deficit In accordance with Canadian GAAP	(63,636,550)	(63,319,556)
Reduction of stated capital to deficit (d)	(16,769,570)	(16,769,570)
Stock based compensation costs (a) Cumulative effect of prior years	(1,642,117)	(1,550,117)

Page No: 103

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

Current year	92,000	(92,000)
Unrealized holding loss on marketable securities (b)
Cumulative effect of prior years	3,641,919	3,387,305
Current year	-	254,614
Realized portion of previously unrealized holding loss (b)
Cumulative effect of prior years	(2,612,023)	-
Current year	(1,029,896)	(2,612,023)
Difference in write-down (a)
Cumulative effect of prior years	512,427	-
Current year	-	512,427
Deficit in accordance with U.S. GAAP	(81,443,810)	(80,188,920)
Total shareholders equity in accordance with US GAAP	6,701,195	4,435,843

Statement of cash flows

Under Canadian GAAP, statements of cash flows were prepared on a basis consistent with international accounting standards.

  a)   Stock-based compensation costs

    Grant of options

    Under U.S. GAAP, the Company has elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost is recognized. Any such adjustment related to the subsidiary of the Company also creates an adjustment in non-controlling interest, and share of results of companies subject to significant influence. In addition any write-down of equity-accounted investments would result in lower write-down under U.S. GAAP as compare to Canadian GAAP.

    Repricing of options

    Under U.S. GAAP, the repricing of options requires the plan to be considered a variable plan. Variable plan accounting requires that compensation expense be recognized for the difference between the market price the day of repricing and the exercise price of the option. Compensation cost is amortized to expense over the appropriate vesting period and adjusted on subsequent financial reporting dates, based on the market price of the shares. Under Canadian GAAP, no such compensation expense is recognized.

Page No: 104

Intasys Corporation
Notes to Consolidated Financial Statements

(expressed in U.S. dollars)

  b)   Short-term investments

    Under U.S. GAAP, the short-term investments would be classified as "available-for-sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net of tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value.

  c)   Comprehensive loss

    U.S. GAAP requires disclosures of comprehensive loss which comprises loss and other components of comprehensive loss. Under Canadian GAAP, there is no requirement to report comprehensive loss. The Company has no items which require adjustment in this area.

  d)   Reduction of stated capital

    Under U.S. GAAP, the reduction of stated capital in the amount of US$16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

  e)   New accounting standards (U.S.)

    On June 15, 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning on or after June 15, 2002. This new standard, which is substantially similar to the new guidance issued by the CICA (note 3r) is not expected to have a material impact on the Company.

    In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of operations but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after June 15, 2002. This new standard is not expected to have a material impact on the Company's financial statements.

    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination cost and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

    In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51" ("FIN 46"), which sets out criteria to be used to identify the parent company of variable interest entities. FIN 46 requires that the party that has the majority of the risk exposure related to a variable interest entity (often referred to as a "special purpose entity") is presumed to control that entity and must consolidate it. These new rules which are effective for new structures created after January 31, 2003, and must be applied (by public companies) to existing structures no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Since the Company does not currently have any such structures, this new interpretation is not expected to have any impact on the Company's financial statements.

29     Subsequent events

  a)   Pursuant to the filing of a registration statement on Form S-8, which became effective on January 29, 2003, the Company increased the number of common shares reserved for issuance under its stock option plan by

  520,000 shares. As a result, the Company has 1,000,000 shares available for issuance under the plan as of January 29, 2003.

Page No: 105

Directors
(as at April 17, 2003)

David Goldman
Chairman of the Board and Chief Executive Officer
Intasys Corporation
Montreal, Canada

Claude Forget (1) (2)
Business Consultant
Montreal, Canada

Robert Raich (2)
Managing Partner
Spiegel Sohmer
Montreal, Canada

Irwin Kramer (1)
President and Chief Executive Officer
iCongo.com Inc.
Montreal, Canada

Sam Luft (2)Managing Director
Investment Allocation International Inc.
Montreal, Canada

David Schwartz (1)
Senior Lecturer
Bar Ilan University Faculty of Social Sciences
Ramat Gan, Israel

(1) Member, Audit and Finance Committee
(2) Member, Human Resources, Nominating and
Governance Committee	Executive Officers

David Goldman
Chairman of the Board and Chief Executive Officer

Daniel Bertrand
Vice-President and Chief Financial Officer

Michael Tinmouth
President and Chief Executive Officer
Intasys Billing Technologies

Guy Fauré
President and Chief Executive Officer
Mamma.com Inc.

Page No: 106

Shareholder Information

Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3
Telephone: (416) 361-0152
Fax: (416) 361-0470

Corporate Counsel - United States
Blair & Roach LLP
2645 Sheridan Drive
Tonawanda, New York 14150
USA
Telephone: (716) 834-9181
Fax: (716) 834-9197

Corporate Counsel - Canada
Spiegel Sohmer
5 Place Ville Marie, Suite 1203
Montreal, Quebec H3B 2G2
Telephone: (514) 875-2100
Fax: (514) 875-8237

Independent Auditors
PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montreal, Quebec H3B 2G4
Telephone: (514) 205-5000
Fax: (514) 205-5675	Annual Meeting
The annual meeting of shareholders will be held at
11:00 a.m. on May 29, 2003 at Spiegel Sohmer (Board Room number 6), 5 Place Ville Marie,
Suite 1203, Montreal, Quebec Canada

Public Marketplaces
Small Cap Market of the Nasdaq Stock Market
Third Market Segment of the Frankfurt and
Berlin Stock Exchanges

Trading Symbols
Nasdaq: Intasys
Frankfurt and Berlin Stock Exchanges: IYS

2002 Stock Listing and Prices
      2002      High        Low
      4th Q      $1.57      $0.92
      3rd Q      $1.55      $1.02
      2nd Q      $1.52      $1.05
      1st Q       $2.70      $1.50

Intasys Corporation
388 St. Jacques Street West
8th Floor
Montreal, Quebec, Canada
H2Y 1S1
Telephone: (514) 874-0888
Fax: (514) 874-0886

Page No: 107

ITEM 18.   FINANCIAL STATEMENTS

     Not applicable. See Item 17 above.

ITEM 19.   EXHIBITS

     The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1	Articles of Incorporation of Intasys Corporation, as amended.
1.2	By laws of Intasys Corporation, as amended.
4.1

Placement Agreement entered into as of October 30, 2002, between Intasys Corporation and Lines Overseas Management Limited relating to the arrangement of the financing referred to in Exhibit 4.2 below.

4.2	Form of subscription agreements entered into as of October 30, 2002 between private investors and Intasys Corporation, including the form of warrants issued pursuant thereto.
4.3	Asset Purchase Agreement entered into at the city of Montreal, province of Quebec on the 27 day of November, 2002 between ZAQ Interactive Solutions Inc., ZAQ Inc. and Mamma.com Inc.
4.4	Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003 and Amended Agreement dated May 5, 2003.
4.5	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002;
4.6	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003.
8.1	List of Subsidiaries of Intasys Corporation.
12.1	906 Certifications.
12.2	Consent of Independent Auditors.

Page No: 108

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated:   June 18, 2003
INTASYS CORPORATION
By:	/s/ Daniel Bertrand Name: Daniel Bertrand Title: Vice President and Chief Financial Officer

Page No: 109

CERTIFICATIONS

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, David Goldman, certify that:

1.	I have reviewed this annual report on Form 20-F of Intasys Corporation;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Page No: 110

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions, with regard to significant deficiencies and material weaknesses.

Date:     June 18, 2003
s/s David Goldman David Goldman Chairman and Chief Executive Officer

Page No: 111

Exhibit 12.1

CERTIFICATIONS

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Daniel Bertrand, certify that:

1.	I have reviewed this annual report on Form 20-F of Intasys Corporation;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

Page No: 112

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions, with regard to significant deficiencies and material weaknesses.

Date:     June 18, 2003
s/s Daniel Bertrand Daniel Bertrand Vice President and Chief Financial Officer

Page No: 113