Form 20-F
period 2003-12-31
MAMMA COM INC
filed 2004-05-27
CIK 839435

Conformed With
Exhibits

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

0-17164
(Commission file number)

MAMMA.COM INC.
(Exact name of registrant as specified in its charter)

(FORMERLY INTASYS CORPORATION)

PROVINCE OF ONTARIO (CANADA)
(Jurisdiction of incorporation or organization)

388 St. Jacques Street West, 8th Floor
Montréal, Quebec
Canada, H2Y 1S1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Sequential Page No: 1 of 350
Exhibits: Page 123

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of May 14, 2004:

10,464,549 Common Shares

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

                NOT APPLICABLE.

EXPLANATORY NOTES

        On January 6, 2004, the Company changed its name from Intasys Corporation to Mamma.com Inc. At the same time, its subsidiary changed its name from Mamma.com Inc. to Mamma.com Enterprises Inc. Therefore, in order to avoid any confusion in this document, the Company will use the name Mamma.com Inc. in reference to the parent company and Mamma.com Enterprises Inc. for its subsidiary.

        In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all monetary amounts are expressed in United States dollars.

        On July 11, 2001, Mamma.com Inc. (“Mamma” or the “Company”) filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation Common Shares. In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all references to the Company’s Common Shares, including those relating to prices of the Company’s Common Shares, have been adjusted to reflect this consolidation.

Sequential Page No: 2 of 350
Exhibits: Page 123

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “BELIEVES,” “EXPECTS,” “MAY,” “DESIRES,” “WILL,” “SHOULD,” “PROJECTS,” “ESTIMATES,” “CONTEMPLATES,” “ANTICIPATES,” “INTENDS,” OR ANY NEGATIVE SUCH AS “DOES NOT BELIEVE” OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ SMALLCAP MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; THE ADVERSE RESOLUTION OF LITIGATION. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR THE ONTARIO SECURITIES COMMISSION (“OSC”) RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM, OR THE COMPANY’S WEBSITE AT WWW.MAMMAINC.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE

Sequential Page No: 3 of 350
Exhibits: Page 123

FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PERIOD-TO-PERIOD COMPARISONS

A VARIETY OF FACTORS MAY CAUSE PERIOD-TO-PERIOD FLUCTUATIONS IN THE COMPANY’S OPERATING RESULTS, INCLUDING BUSINESS ACQUISITIONS, REVENUES AND EXPENSES RELATED TO THE INTRODUCTION OF NEW PRODUCTS AND SERVICES OR NEW VERSIONS OF EXISTING PRODUCTS, NEW OR STRONGER COMPETITORS IN THE MARKETPLACE AS WELL AS CURRENCY FLUCTUATIONS, ECONOMIC RECESSIONS AND RECOVERIES. HISTORICAL OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE RESULTS AND PERFORMANCE.

Sequential Page No: 4 of 350
Exhibits: Page 123

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                     NOT APPLICABLE.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

                     NOT APPLICABLE.

Sequential Page No: 5 of 350
Exhibits: Page 123

ITEM 3.     KEY INFORMATION

Selected Financial Data is derived from the audited consolidated financial statements included in item 17, financial information for 2000 and 1999 is not included in item 17.

CANADIAN GAAP
YEAR ENDED DECEMBER 31ST

Statement of Operation Data	2003 $	2002 $	2001 $	2000 $	1999 $
Revenue	8,938,863	4,222,352	4,195,342	7,672,270	474,486
Net earnings (loss) from
continuing operations	88,990	(782,878)	(14,874,318)	(27,499,869)	(3,288,362)
Results of discontinued
operations	(300,053)	465,884	267,635	(4,736,623)	(4,576,311)
Net loss for the year	(211,063)	(316,994)	(14,606,683)	(32,236,492)	(7,864,673)
Basic and diluted earnings	1
(loss) per share from
continuing operations	0.01	(0.18)	(4.63)	(10.2	(2.07)
Basic and diluted net loss per	7
share	(0.03)	(0.07)	(4.55)	(11.9	(4.95)
Weighted average number of
shares - basic	6,207,360	4,356,751	3,206,996	2,692,364	1,589,058
Weighted average number of
shares - diluted	8,041,236	4,356,751	3,206,996	2,692,364	1,589,058
Balance Sheet Data	2003 $	2002 $	2001 $	2000 $	1999 $
Total assets	11,736,414	9,971,214	7,139,984	23,642,904	45,261,710
Total liabilities	3,716,276	3,270,019	2,704,141	6,842,333	4,348,192
Net Assets	8,020,138	6,701,195	4,435,843	16,800,571	40,913,518
Working capital	4,351,746	3,357,422	2,202,718	5,898,756	12,724,105
Capital stock	70,522,179	69,873,994	68,077,781	63,502,772	54,020,074
Additional paid-in capital	1,166,814	750,111	339,550	2,180,976	3,369,825
Deferred stock-based
compensation	(262,806)	(10,667)	(418,727)	--	--
Cumulative translation
adjustment	441,564	(275,693)	(243,205)	(170,304)	--
Deficit	(63,847,613)	(63,636,550)	(63,319,556)	(48,712,873)	(16,476,381)
Shareholders' equity	8,020,138	6,701,195	4,435,843	16,800,571	40,913,518
Other
Cash Dividends	None	None	None	None	None

Sequential Page No: 6 of 350
Exhibits: Page 123

U.S. GAAP
YEAR ENDED DECEMBER 31st

	2003 $	2002 $	2001 $	2000 $	1999 $
Statement of Operation Data			(Restated 1)
Revenue	8,938,863	4,222,352	4,195,342	7,672,270	474,486
Net earnings (loss) from continuing
operations	88,990	(1,720,774)	(16,811,300)	(25,662,681)	(3,288,362)
Results of discontinued operations	(300,053)	465,884	267,635	(4,736,623)	(4,576,311)
Net loss for the year	(211,063)	(1,254,890)	(16,543,665)	(30,399,304)	(7,864,673)
Basic and diluted earnings (loss) per
share from continuing operations	0.01	(0.40)	(5.24)	(9.53)	(2.07)
Basic and diluted net loss per share	(0.03)	(0.29)	(5.16)	(11.29)	(4.95)
Weighted average number of shares - basic	6,207,360	4,356,751	3,206,996	2,692,364	1,589,058
Weighted average number of shares
- diluted	8,041,236	4,356,751	3,206,996	2,692,364	1,589,058
	2003	2002	2001	2000	1999
Balance Sheet Data	$	$	$	$	$
Total assets	11,736,414	9,971,214	7,139,984	23,130,477	45,261,710
Total liabilities	3,716,276	3,270,019	2,704,141	6,206,329	4,348,192
Net assets	8,020,138	6,701,195	4,435,843	16,924,148	40,913,518
Working capital	4,351,746	3,357,422	2,202,718	5,898,756	12,724,105
Capital stock	87,291,749	86,643,564	84,847,351	80,272,344	70,789,646
Additional paid-in capital	2,204,504	1,787,801	1,469,240	3,854,670	3,369,825
Deferred stock-based compensation	(262,806)	(10,667)	(418,727)	--	--
Accumulated other comprehensive income	441,564	(275,693)	(1,273,101)	(3,557,609)	--
Deficit	(81,654,873)	(81,443,810)	(80,188,920)	(63,645,257)	(33,245,953)
Shareholders' equity	8,020,138	6,701,195	4,435,843	16,924,148	40,913,518
Other
Cash dividends	None	None	None	None	None

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

Sequential Page No: 7 of 350
Exhibits: Page 123

Capitalization and Indebtedness

                     NOT APPLICABLE.

Reasons for the Offer and Use of Proceeds

                     NOT APPLICABLE.

Risk Factors

        You should consider carefully the following risk factors inherent in and affecting the Company’s business, as well as all other information set forth in this Annual Report on Form 20-F and in the reports and other information that the Company files or furnishes with the SEC and/or OSC.

         Volatility of Stock Price and Trading Volume
        The Company’s Common Shares are subject to significant price and volume fluctuations some of which result from various factors including (a) changes in its business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of the Company’s Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of the Company’s Common Shares has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended May 14, 2004, the closing per share price of the Company’s Common Shares has varied from $2.01 to $15.90. During that same period, the daily trading volume of the Company’s Common Shares has varied between 800 and 68,314,304 with an average daily trading of 2,085,734 Common Shares. Future market conditions may adversely affect the market price and trading volume of the Company’s Common Shares. Furthermore, should the market price of the Company’s Common Shares drop below the $1.00 per share minimum bid price requirement, the Company’s Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on the Company’s business and liquidity of its Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in the Company’s Common Shares and may also adversely affect the Company’s ability to access capital.

Sequential Page No: 8 of 350
Exhibits: Page 123

         Infringement and Liability Claims
        The Company has settled all outstanding litigation and arbitration proceedings, which are described in this Annual Report on Form 20-F under ITEM 8 — Legal or Arbitration Proceedings.

        The Company and its operating companies may be subject to infringement or liability claims. From time to time, the Company and its operating companies have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage the businesses of the Company and its operating companies including by (i) subjecting them to significant liability for damages, (ii) resulting in invalidation of their proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although the Company and its operating subsidiaries, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect the Company or its operating subsidiaries against such claims.

         Historical net results
        As presented earlier in this section, the Company has reported net losses and net losses per share in each of the last five years. The Company has been financing its operations mainly by several private placements, by exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2003 will be sufficient to meet normal operating requirements throughout fiscal 2004. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing. No assurance can be given that Management will be successful in getting required financing in the future.

         Minority Interests
        During the past years, the Company acquired minority interests in companies which develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, the Company announced a moratorium on new incubator activities. On a regular basis, the Company reassesses its minority interests to determine if there is other than temporary decline in its value. All the Company’s minority interests except the investment in Ltrim Technologies Inc. (“Ltrim”) have been written-down to nil as of December 31, 2002. Ltrim is a corporation in the development stage and there is no assurance that it will become profitable in the future or that the company will be able to recover the cost of this minority interest. Consequently, the investment in Ltrim which amounts to approximately $1.1M may be subject to write-down in the future.

         Internet Use May Adversely Affect Company Results
         The Company’s business is based on Internet driven products and services including direct on-line Internet marketing and customer care software systems. The emerging nature of the

Sequential Page No: 9 of 350
Exhibits: Page 123

commercial uses of the Internet makes predictions concerning a significant portion of the Company’s future revenues difficult. As the industry is subject to rapid changes, the Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of its future performance. It is also possible that in some fiscal quarters, the Company’s operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of the Company’s Common Shares may decline. The success of a significant portion of the Company’s operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for billing, sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. The Company’s results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

         Security Risks
Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet which are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems the Company’s business or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact the Company’s operating businesses. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose the Company’s operating businesses to a risk of loss or litigation and possible liability. The Company cannot assure that the measures in place are adequate to prevent security breaches.

         Regulations
        If the Internet becomes more strongly regulated, a significant portion of the Company’s operating businesses may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet privacy, pricing, taxation and content. The enactment of any additional laws or regulations may impede the growth of the Internet and the Internet-related businesses of the Company and could place additional financial burdens on the Company and its Internet-related businesses.

         Reliance on Key Personnel, Labour Availability and EmployeeRelations
        The success of the Company is dependent upon the experience and abilities of its senior management. The Company’s success is also dependent on its ability to attract, train, retain and motivate other high-quality personnel, in particular for its technical and sales teams. There is significant competition in the Company’s industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet the Company’s business objectives and plans. There can be no assurance that the Company will be able

Sequential Page No: 10 of 350
Exhibits: Page 123

to retain its existing personnel or that it will be able to recruit new personnel to support its business objectives and plans. The Company believes its employee relations are good. Currently, none of the Company’s employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on the Company until normal operations resume.

         Dilution
        As at May 14, 2004, the Company has 115,000 warrants and 253,834 stock options outstanding. As at May 14, 2004, the exercise prices of all of the Company’s outstanding warrants and options issued pursuant to the Company’s stock option plan are lower than the market price of the Company’s Common Shares. While the market value of the Company’s Common Shares is above the respective exercise prices of all the warrants and options, their exercise could result in the issuance of an additional 368,834 shares of Common Shares. To the extent such shares are issued, the percentage of shares of the Company’s Common Shares held by existing Company stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding shares of Common Shares held by existing Company stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ shares of Common Shares.

        Strategic Acquisitions and Market Expansion
        A future decision by the Company to expand its business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the Company’s currently outstanding securities, and (v) the requirement to record potentially significant additional future operating costs for the amortization of goodwill and other intangible assets. The Company may not be able to successfully address these problems. The Company also faces competition from other acquirers, which may prevent the Company from realizing strategic opportunities.

Sequential Page No: 11 of 350
Exhibits: Page 123

         Dividends Unlikely
        The Company has never paid dividends on any class of its shares. The Company’s management anticipates that any earnings generated from the Company’s operations will be used to finance the Company’s working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company’s Common Shares.

        Rapidly Evolving Marketplaces and Competition
        The markets for the Company’s products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render the Company’s products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company’s results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

        The market for the Company’s products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the Company’s markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of the current and potential competitors of the Company’s operating companies have greater financial, technical, operational and marketing resources. The Company may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce the revenues of the Company’s operating companies.

         Uncertainty and Protection of Intellectual Property Rights
         The Company relies upon a combination of trade secret, copyright, trademark and other laws to protect its intellectual property assets. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of, these and other proprietary information. However, the steps the Company takes to protect its intellectual property assets may not be adequate to deter or prevent misappropriation. The Company may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect its intellectual property rights. Although senior management believes that the Company’s services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

Sequential Page No: 12 of 350
Exhibits: Page 123

         Currency Fluctuations
        Although the Company transacts a majority of its business in United States dollars, the Company might transact some of its business in foreign currencies. While the Company has not experienced a material adverse effect from fluctuations in the value of foreign currencies, there can be no assurance that a material adverse effect will not result in the future. Negative fluctuations in the value of foreign currencies by which the Company may receive payment could decrease the value of the Company’s transactions and adversely impact the Company’s results of operations, financial condition and cash flows. The Company does not hold any financial instruments that mitigate this risk.

        Functional currency
        During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises, had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which will be applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations.

        Prior to this change, the functional currency of Mamma.com Enterprises was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 will become the historical basis for those items in subsequent periods.

        Inflation
        The Company does not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company might transact business, the Company does not believe that such rates have had a material effect on the Company’s results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Sequential Page No: 13 of 350
Exhibits: Page 123

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        The Company was incorporated as Quartet Management Ltd. on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s name was then changed to Health Care Products, Inc. on March 18, 1987, then to Celltech Media Inc. on March 25, 1994, and again changed on June 28, 1995 to Smartel Communications Corporation. On July 26, 1996, the Company received shareholder approval to change its name to Intasys Corporation. On January 6, 2004, the Company received shareholder approval to change its name to Mamma.com Inc.

        In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montréal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, 8th Floor, Montréal, Quebec, Canada H2Y 1S1 (514-844-2700), where it currently occupies approximately 700 square feet of office space within the 7,000 square foot premises leased by its operating company, Mamma.com Enterprises Inc. The Company maintains its registered head office c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

         The Company's operating subsidiary is Mamma.com Enterprises Inc. (formerly Mamma.com Inc.)

IMPORTANT EVENTS, CAPITAL EXPENDITURES AND DIVESTITURES

Maxim Group, LLC

        On January 29, 2003, the Company retained Maxim Group LLC (“Maxim”), on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company paid a retainer of $25,000 for the first month and a monthly fee of $5,000 for the duration of the agreement. Upon execution of the agreement, the Company issued a warrant to purchase 25,000 of the Company’s Common Shares at an exercise price of $2.15 expiring on June 30, 2006. Under the agreement, on a monthly basis, commencing 30 days after execution of the agreement, the Company was obligated to issue additional warrants, each to purchase 8,000 Common Shares, at an exercise price equal to the market price, for the duration of the agreement upon the same terms and conditions. For any Transaction completed by the Company with Maxim Group LLC, the Company agreed to pay a success fee upon closing equal to the sum of 2 ½% of the aggregate transaction value, provided that Maxim either introduced and/or performed specific services for the Transaction. The minimum success fee for any transaction was $200,000. On May 5, 2003, an amendment was made to the agreement to increase the success fee for a specific Transaction from 2½% to 3½%.

Sequential Page No: 14 of 350
Exhibits: Page 123

        The term of this agreement was indefinite. However, the Company or Maxim could terminate it upon 30 days written notice. If such a notice was sent by the Company, the monetary consideration was payable by the Company for the ensuing five months; however, the warrant consideration would cease after the 30 days written notice. If Maxim sent such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the agreement could also be terminated upon 30 days written notice by either party any time after the 6th month anniversary of the agreement. On October 30, 2003 the Company advised Maxim of termination of this agreement effective November 30, 2003.

        As at May 14, 2004, Maxim Group, LLC held warrants to purchase 105,000 Common Shares at an exercise price as stipulated above, all of which expire on June 30, 2006.

Merriman Curhan Ford & Co.

        On March 16, 2004 the Company retained Merriman Curhan Ford & Co. (“MCF”) on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company pays a monthly fee of $5,000 and 10,000 warrants, each to purchase one Common Share of the Company for the duration of the agreement. Warrants are issuable at an exercise price equal to the average closing bid for the last five (5) trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. Warrants will have a duration of five years from the issuance date. For any Transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% up to $10 million Transaction value, 3% of $10 to $15 Million Transaction value and 2% of greater than $15 million Transaction value, provided that MCF either introduces and/or performs specific services for the Transaction. The minimum success fee for any acquisition transaction shall be $200,000 and any sale Transaction $500,000.

        The term of this agreement is indefinite. However, the Company or MCF may terminate it upon 30 days written notice.

        As at May 14, 2004, MCF had been granted warrants to purchase 10,000 Common Shares at an exercise price and terms as stipulated above.

Recent Financings

        On November 30, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2003 and November 2003 respectively. A sum of $5,904,354 accrued to the treasury of

Sequential Page No: 15 of 350
Exhibits: Page 123

the Company and a further 4,071,968 common shares of the Company were issued. The form of The Amended Subscription Agreement and warrants as well as the placement agreement relative to this financing are filed as Exhibits to this Annual Report on Form 20-F.

        On August 6, 2001, the Company entered into subscription agreements to sell 600,000 Units, for a purchase price of $1.50 per Unit or total proceeds of $900,000. The Units were comprised of, in the aggregate, (i) 600,000 shares of Common Shares of the Company, (ii) 600,000 non-transferable warrants which entitled the holders thereof to purchase, until August 14, 2003, an aggregate of 600,000 shares of Common Shares of the Company at a price of US$2.40 per share (the “Class A Warrants”) and (iii) on condition that the Class A Warrants had been exercised, 400,000 non-transferable warrants which would entitle the holders thereof to purchase, for a period of one year from the exercise of the Class A Warrants, an aggregate of 400,000 shares of Common Shares of the Company at a price of US$2.50 per share (the “Class B Warrants”). A placement fee of 54,000 Units (comprised of, in the aggregate, 54,000 shares of Common Shares of the Company, 54,000 Class A Warrants and 36,000 Class B Warrants) was paid to a placement agent for arranging this financing. None of these warrants were exercised and they expired at the close of trading on August 14, 2003.

Acquisition of focusIN assets by Mamma.com Enterprises Inc.

        On November 27, 2002, the Company acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company’s financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 30 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Asset Sale of Intasys Billing Technologies Subsidiaries (“IBT”)

        On February 12, 2004, the Company concluded the sale of IBT’s assets which includes contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The proceeds on disposal amounted to $1,699,185 subject to certain adjustments and contingent consideration. The maximum amount of any contingent consideration is $250,000. In the first quarter of 2004, the Company recorded a gain on the disposal of discontinued operations of approximately $1,588,923 and interim net costs from January 1, 2004 to February 12, 2004 of $614,354 including closing costs. As at the date of this Annual Report on Form 20-F, no contingent considerations have been earned.

        In July 2003, the board of directors of the Company decided to divest of their wireless billing technology business in order to concentrate exclusively on its profitable and growing metasearch engine and on-line marketing business, Mamma.com Enterprises Inc. On September 9,

Sequential Page No: 16 of 350
Exhibits: Page 123

2003, the Company announced that it had reached a verbal agreement to sell the assets of IBT. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statement of operations and cash flows, and the assets and liabilities of IBT have been reclassified on the consolidated balance sheets included in this Annual Report on Form 20-F (“Consolidated Balance Sheet”). Comparative figures for the year ended December 31, 2002 and 2001 have been reclassified in the consolidated financial statements.

        IBT develops, markets, sells, installs and maintains billing and customer care and mediation software for customers operating in the telecommunications industry. Customers include cellular operators (analog, digital, GSM) and fixed line operators. Typical customers purchase network capacity from network operators for resale. IBT focused on achieving growth by penetrating projected wireless subscriber growth in emerging markets, particularly the rapidly developing small network operator market in Asia-Pacific. The Company decided that it would deploy all its resources to achieving growth in the Internet media solutions sector and divest of its IBT assets which would have necessitated considerable resources to penetrate new markets.

Letter of Intent (LOI) for the acquisition of Digital Arrow LLP and High Performance Broadcasting Inc. by Mamma.com Inc.

        On March 3, 2004, the Company announced that it had signed a letter of intent to acquire Digital Arrow LLC (“Digital Arrow”) and High Performance Broadcasting Inc. (“HPB”). Digital Arrow is a privately held company in Delray Beach, Florida with approximately $2 million of revenue in 2003. Finalization of the terms of the acquisition which will be a combination of equity and cash is subject to adjustment based on the results of the due diligence which has commenced. While management expects to complete this acquisition during the second quarter of 2004, there can be no assurance that the parties will be able to negotiate a definitive acquisition agreement or that due diligence will satisfy all conditions to which closing is subject under such a definitive agreement. Digital Arrow and HPB are on-line email marketing companies. Through a database of opt-in email addresses, the company delivers promotional material in consideration for a cost per thousand CPM based fee. The company delivers on average 40 million emails per business day, mostly in the United States.

Sequential Page No: 17 of 350
Exhibits: Page 123

MINORITY INTERESTS

LTRIM Technologies Inc. (“LTRIM”)

        LTRIM is engaged in the design and development of high-performance analog integrated circuit products. LTRIM’s proprietary core technology consists of a laser-based fine-tuning system designed to set the electrical characteristics of high-performance analog integrated circuits by precisely adjusting the resistance of silicon-embedded resistive elements that are fabricated through standard semiconductor manufacturing processes. It is expected that this technology will have advantages over conventional circuit fine-tuning techniques, in terms of manufacturing cost, integration, and time-to-market, when applied to the production of high-performance analog semiconductor products.

        On May 4, 2000, the Company initiated a series of transactions pursuant to which it subscribed to a CA$850,000 secured debenture convertible into 12.75% of the equity of LTRIM. On February 23, 2001, the Company started acquiring preferred shares by step purchase and by May 2001, a total of 207,323 preferred shares were subscribed to and entirely paid. These shares were subsequently split 10 for 1, resulting in 2,073,230 shares.

        On December 13, 2002, LTRIM closed the first round of an intended two-round financing transaction with new investors. As part of the transaction, the Company converted all preference shares and the secured debenture into 4,891,686 Class A Common Shares. Accrued interest on the debenture in the amount of CA$137,014 (US$80,038) was converted into 359,281 Class A preference shares.

        On February 11, 2004, LTRIM closed the second round of financing. After this transaction, the Company owns 12% of LTRIM.

interWAVE Communications International, Ltd. (“interWAVE”)

        interWAVE is a pioneer in the design of micro cellular wireless network systems and a global provider of cost-effective compact wireless network solutions for the cellular and PCS (Personal Communications Systems) market. interWAVE solutions seek to address the competitive needs of today’s wireless communications service providers by offering them innovative solutions to economically improve and expand their services. interWAVE’s all-in-one solution was the first product of its kind to integrate a GSM (Global System for Mobile Communications) switch, base station controller and base receiver station in a compact enclosure approximately the size of a personal computer tower.

        In August 1999, Mamma.com Inc. acquired 715,000 preferred shares of interWAVE for $5.05 million. These preferred shares are convertible into 715,000 Common Shares and share purchase warrants that entitle the Company to purchase another 715,000 Common Shares at $1 per share. In January 2000, Mamma.com Inc. exercised its 715,000 warrants and received a corresponding number of Common Shares of interWAVE. In 2001, the Company purchased an additional 6,000 Common

Sequential Page No: 18 of 350
Exhibits: Page 123

Shares for $5,470. By March 31, 2002, the Company had sold its entire 1,436,000 Common Shares of interWAVE for a total cash consideration of $1,956,291. Between August 1999 and March 2002, the Company wrote-down $4,027,310 of the value of its marketable interWAVE securities due to a decline in market value.

Tri-Link Technologies Inc. (“Tri-Link”)

        Tri-Link is a developer of integrated (voice, video and data) computer telephony solutions. Formed in 1998, it is headquartered in Vancouver, British Columbia. Tri-Link’s Vortex™ is a standard-based, open platform product that integrates seamlessly with third party applications. It has unique networking technology that allows it to augment and deliver the advanced high-speed services of telephone and cable companies, while guaranteeing voice and video quality. Customers installing Vortex™ economically deliver three integrated networks over a single standard copper wire to each user. This includes an advanced PBX telephone network, a high-quality video conferencing network, and a high-throughput data network. Vortex™ also includes advanced Internet features, including free IP long distance and seamless network integration to high-speed services. In September 2000, the Company subscribed to $1.35 million of convertible preferred shares. Subsequent to this initial investment, the Company made a total of $158,430 in advances and accrued interests to temporarily finance Tri-Link during its restructuring period. As at December 31st, 2001, the entire investment was written down and as at March 31st, 2002 all temporary advances and accrued interests were also written down when management realized that these temporary advances would not be reimbursed due to economic reasons. In 2002, the Company acquired 2,553,650 preference shares of Tri-Link Technologies for $1,612 which was a preferred price due to the fact that the Company made advances in 2001. In 2002, the remaining balance of $1,612 was written off.

TEC TechnologyEvaluation.com Corporation (“TEC”)

        TEC is a source of Web-based B2B information on technology trends, vendors and products. TEC also provides more comprehensive advice, consultation and evaluation services off-line on a fee or paid subscription basis.

        On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com (“TEC.com”) for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest.

        On November 9, 2000, TECE, Inc. (“TECE”), a publicly traded corporation listed on the OTC BB in the United States under the symbol TENC, acquired a controlling interest in TEC.com from certain of its major shareholders, including Mamma.com Inc. As part of the transaction, the Company transferred its $2.625 million secured convertible debenture plus accrued interest in an amount of $114,538 in exchange for 6,522,710 shares of TECE’s common stock. At the same time, the Company subscribed to a non-interest-bearing note receivable of $344,914 to temporarily finance TECE during its restructuring period, the full amount was agreed to be reimbursed after the financial restructuring was completed. The note receivable was issued for a cash consideration of

Sequential Page No: 19 of 350
Exhibits: Page 123

$250,000 and a fee of $94,914. During 2001, the investment was entirely written down due to an other than temporary decline in its value. Moreover, the advances of $907,227 were written down to nil.

        In 2002, TECE restructured its capital. As part of this transaction, the Company converted its 6,522,710 shares of TECE’s common stock, its non-interest-bearing note receivable of $344,914 and all advances into 5,000,000 common shares representing approximately 7% of TECE’s new capital structure.

uPATH.com Inc. (“uPATH”)

        uPATH is an Internet communications, commerce and media company, targeting the 18 to 24 year old market and providing a branded network of services to Internet users. uPATH’s mission is to provide cutting-edge content and technology to on-line users. uPATH had created a focused business model that targets college and university students and “urban youth”. uPATH offers them highly focused on-line content. On May 25, 2000, the Company acquired a 30% equity interest in uPATH for CA$1 million. As of December 31, 2001, this investment has been written down to its net realizable value of $50,000. The Company is seeking to divest itself of this investment. During 2002, the Company wrote-down the remaining balance of the investment to nil. On August 28, 2003, the Company sold its entire investment in uPATH for $32,499.

ESP Media Inc. (“ESP”)

        In August 2000, the Company agreed to subscribe to up to CA$4,000,000 in exchange for a 26.7% equity interest in ESP, a startup wireless service provider offering a sponsored, mobile telephony service that partners sponsors with specific target markets. By December 31, 2000, the Company had subscribed to CA$2,200,000 of shares but thereafter ceased its subscription as a result of ESP missing certain required milestones. Also as of that date, the Company wrote off its entire investment in ESP. In May 2001, ESP ceased its operations and made a voluntary assignment of its assets into bankruptcy. ESP no longer had the funds to pursue its business plan. ESP’s success depended in large part on advertising revenues from major clients, which it failed to obtain.

Cessation of Incubator Activities

        In February 2001, the Company announced a moratorium on new incubator activities into its investment management segment.

Relocation of Principal Executive Offices

        In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montréal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs,

Sequential Page No: 20 of 350
Exhibits: Page 123

the Company relocated its principal executive offices to 388 St. Jacques Street, 8th Floor, Montréal, Quebec, Canada H2Y 1S1, where it currently occupies approximately 700 square feet of office space within the 7,000 square feet of space leased by its operating subsidiary, Mamma.com Enterprises Inc.

Global Capital Securities Corporation

        On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 Common Shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., who had agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, all of the above warrants were returned to the Company for cancellation.

        These shares were earned evenly over the 18-month term of the agreement at a rate of 8,333 shares per month. The warrants vested in the same manner, with 13,889 becoming vested each month. In the event the agreement is terminated prior to the expiration of its 18 month term, any unearned shares and unvested warrants remaining as of that date must be returned to the Company for cancellation. Since the terms of the unearned shares and the unvested warrants were variable, the fair value of the unearned shares and unvested warrants was remeasured at each balance sheet date, and deferred stock-based compensation and additional paid-in capital are adjusted accordingly. The cost of the services is recognized as an expense on a monthly basis as the warrants and shares vest, based upon the fair value of the Company’s Common Shares at the end of each month. This agreement is now terminated and all outstanding warrants expired unexercised.

Acquisition of Remaining Minority Shareholder Interests in Mamma.comEnterprises Inc.

        On July 5, 2001, the Company acquired the remaining minority shareholders’ interests in Mamma.com Enterprises Inc. for a cash consideration of $1,263,946 and issuance from treasury of 436,898 of the Company’s Common Shares, valued at $2.50 per share. Concurrently with this transaction, the Company acquired all outstanding options to acquire shares of Mamma.com Enterprises Inc. for a cash consideration of $158,221 and the issuance of 42,977 options to acquire shares of the Company’s Common Shares, at an exercise price of $1.50 per share, which are scheduled to expire on July 17, 2011.

NASDAQ® Panel Hearing
Amendment to Articles of Incorporation — Consolidation of Company’s Common Shares

        On April 9, 2001, the Company received a NASDAQ Staff Determination stating the Company had failed to comply with the minimum bid price requirement for continued listing and as a result, was subject to delisting from the NASDAQ SmallCap Market®. On May 24, 2001, at the Company’s Annual and Special Meeting of Shareholders, the shareholders approved a special

Sequential Page No: 21 of 350
Exhibits: Page 123

resolution conferring authority on the Company’s Board of Directors to amend the articles of the Company in order to consolidate all of the issued and outstanding Common Shares of the Company on the basis of one post-consolidation common share for every two to ten pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of shareholders. On June 7, 2001, the Company had an oral hearing before the NASDAQ Listing Qualification Panel (“Panel”). At this hearing, the Company presented a plan for achieving long-term compliance with the minimum bid price requirement, which plan included the above-mentioned consolidation. On July 2, 2001, the Panel issued an order to maintain the Company’s listing, provided the Company’s securities evidenced a closing bid price of at least $1.00 per share on or before July 25, 2001 and for a minimum of ten consecutive trading days immediately thereafter and provided the Company also demonstrated compliance with all other requirements for continued listing on the NASDAQ SmallCap Market®. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ SmallCap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date and for a period of twenty trading days thereafter, a “D” was appended to the Company’s trading symbol so the trading community would be aware of the consolidation. On August 6, 2001, the Panel determined that the Company had met the conditions of its July 2, 2001 order for continued listing on the NASDAQ Small Cap Market®.

BUSINESS OVERVIEW

NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES
        Mamma.com Inc. is focused on providing information retrieval on the Internet through its metasearch engine, www.mamma.com, The Mother of All Search Engines®. The Company is equally focused on being a provider of online marketing solutions to advertisers as its integrated offer includes keyword search listings and numerous sizes of graphic ad units. Mamma.com Inc. maintains a publisher network on which it distributes search and graphic ad units for its advertisers. The Company has two types of revenues: Search services and Banner advertising services with customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

        Mamma.com’s business model evolved from a pure banner advertising model on the www.mamma.com metasearch site to a model based on the publication and distribution of monetized search results (paid listings) and media advertising (banner advertising). On the distribution side of search results, Mamma.com partners with high traffic destination sites to set up private labelled search engines (portals using Mamma.com as their Web search feature). This search network is then used as leverage for distribution deals with the source engines based on referrals.

        Through the acquisition of the focusIN Ad network in 2002, Mamma.com expaned its presence in the Ad Network industry. The focusIN Ad network is composed of more than 5,000

Sequential Page No: 22 of 350 Exhibits: Page 123

online publishers, which are categorized destination sites that provide access to their advertising banner inventory.

        These services allow Mamma.com to provide one stop shop advertising campaign solutions for clients. Mamma.com maximizes the efficiency of an on-line advertising campaign by offering paid for placement search results and banner advertising on the Mamma Media Solutions publisher network. Mamma.com’s advertisers are able to benefit from a potential exposure of approximately 30 million unique users per month and an inventory of more than a billion pages impressions per month.

        Mamma.com’s business relies on the principle of providing high quality search results to its users with the proper mix of sponsored and non-sponsored content. Mamma.com believes that a proper mix of sponsored (paid-for) and non-sponsored content is a key factor in maintaining user loyalty.

        Mamma.com’s dual business strategy relies on a strong organic growth plan supported by an aggressive M&A strategy that will create a company with a larger critical mass and more market reach. In order to successfully accomplish this strategy, Mamma.com has developed a comprehensive business plan that focuses on the following key areas:

         1- Develop its search property: Mamma.com
        As opposed to pure distribution players that operate in the search industry, Mamma.com has developed its own destination site at www.mamma.com. It is a well-branded and visited site. Advertisements which are placed by Mamma.com’s clients on the Mamma.com web site generate greater contributions since Mamma.com is not required to share these with distribution partners. Mamma.com therefore believes that an important element in its business strategy is to increase user traffic to Mamma.com’s web site. Mamma.com explores and employs a variety of means for increasing user traffic including on-line marketing and public relations campaigns.

         2- Develop its distribution network
        The development of the Company’s distribution network has two objectives: firstly, to increase the level of advertising inventory that Mamma has access to, thereby increasing its capacity to generate more revenues, and secondly, being able to integrate the search and ad network publishers functionalities and services in order to differentiate the Company in the marketplace.

        Mamma.com has developed a comprehensive paid-for placement offer that allows small and large businesses to purchase keywords that are relevant to their business model (e.g. “travel in California” for a travel agent) and which are used to present their Web sites when a user searches for those keywords. It is a low-cost and effective way to bring qualified prospects to an Internet site. Mamma.com’s paid-for placement model is somewhat different than the bid-for placement services offered by most other competitors, whereby clients bid for keywords. Mamma.com sells key word searches at a pre-determined fixed price by vertical market, which enables the advertiser to plan a fixed budget accordingly. Co-branded partnerships have proven beneficial for Mamma.com. Co-branded partners are highly visible Web sites that use Mamma’s search application within their own interface. When their users perform a search, the results are supplied by Mamma.com. This gives

Sequential Page No: 23 of 350
Exhibits: Page 123

Mamma.com the opportunity to build more traffic and to distribute its advertisers’ campaigns through search results of the co-branded partners.

        Through the Ad Network, Mamma.com represents more than 5000 Internet media properties where Mamma.com has an agreement to sell their advertising inventory. These ventures allow Mamma.com to offer a wide range of on-line advertising services through a broad network of sites. Through categorization technology, Mamma.com can target the campaign to a specific demographic, which in turn would augment the conversion rate of prospects to the advertiser. Through these services and through other offerings being developed by Mamma.com, Mamma.com expects to develop additional expertise in the on-line direct marketing area and provide better targeted campaigns to its clients.

         3- Complete its one stop shop strategy by entering the emailmarketing space
        Mamma.com is in the process of acquiring Digital Arrow LLC. On March 3, 2004, the Company announced that it had signed a letter of intent to acquire Digital Arrow LLP and HPB. This third service offering, if the transaction is concluded, will be integrated into Mamma.com Inc.‘s one stop shop approach to advertisers to complete its services and deliver search, ad network and now email marketing solutions to advertisers. The Company believes that it will not only be able to cross-sell these services to the three existing customer bases, but that it will be able to deploy more efficient advertising campaigns to its clients. The Company will be able to propose the best tailored solution that will enable the advertiser to user its portfolio of services in order to reach the targeted demographic. The results will be better usage of the marketing budget for the advertiser and a better ROI on their campaigns. On the other hand, this efficiency will help attract a high quality publishers that will want to participate in the revenue sharing opportunities of this efficient blend of services.

        4- Accelerated growth by Mergers and Acquisitions
        With a strong balance sheet and sufficient cash on hand, Mamma.com believes that it can pursue it’s growth by acquiring other companies that operate in one of the three main markets targeted by Mamma.com: 1) Search space, 2) Ad Network and 3) Email marketing. Mamma has already integrated the focusIN network that it acquired in 2002. The Company is still in negotiation to acquire the Digital Arrow LLC and HPB operation. These acquisitions were part of the business plan that was developed to differentiate the Company from other larger players, by offering a portfolio of services to advertisers. The Company is concentrating on these three areas and seeking additional acquisitions that will add revenue and earnings.

PRINCIPAL MARKETS

Media Solutions Principal Markets

        Although Mamma.com Enterprises Inc. operates in the global on-line market, the majority of its users are concentrated in the U.S. Its total revenues can be divided into two main categories: search advertising and banner advertising services. The following table gives a breakdown of the total revenues by category for the last five financial years. The Company acquired a majority

Sequential Page No: 24 of 350
Exhibits: Page 123

position in Mamma.com Enterprises Inc. and began including Mamma.com’s revenues in its financial statements as of November 1999. As of July 2001, Mamma.com Enterprises Inc. became a wholly owned subsidiary of the Company.

YEAR	SEARCH ADVERTISING	BANNER ADVERTISING	OTHER
	US$	US$	US$
2003	5,776,707	3,150,883	11,273
2002	2,698,120	1,488,399	35,833
2001	2,749,037	1,324,464	110,269
2000	3,181,139	4,138,355	230,806
1999	1,592,387	379,856	68,165

Seasonality

        The Company is subject to seasonal fluctuations affecting its operations and results. As regards Mamma.com Enterprises, historically, the first and third quarters have shown significant decreases in operating revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and the Summer holiday season.

Marketing Channels and Sales Methods

        The Company maintains its own sales and marketing staff and has its own experienced direct sales force to address the new and evolving requirements of its target markets. Although the Company itself does not expend significant resources on public relations, Mamma.com Enterprises markets itself through public relations, on-line advertising, internally sponsored events and trade shows.

        Mamma.com Enterprises, solicits banner sales by telephone or e-mail directly to the end client, through advertising agencies or network distribution business associates who are mainly specialized in the on-line advertising market. Search listings are solicited either directly and through on-line marketing campaigns from the end client or through specialized search engines.

Dependence on Intellectual Property and Other Matters Material toProfitability

        The Company regards its intellectual property rights, including its trademarks, software systems and databases as proprietary. The Company relies upon a combination of trade secret, copyright, trademark and other relevant laws to protect its intellectual property assets. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of, these and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter or prevent misappropriation of the Company’s proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to protect and enforce its

Sequential Page No: 25 of 350
Exhibits: Page 123

intellectual property rights. Although senior management believes that the Company’s services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future, which may have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Government Regulation

        To the knowledge of the Company, Mamma.com Enterprises and other Internet-related activities undertaken by the Company, are generally not regulated other than pursuant to laws applicable to businesses in general and there are currently few laws or regulations directly applicable to commerce on the Internet. It is possible that various laws and regulations may be adopted with respect to Internet related issues such as export controls, content regulation, consumer protection, advertising, intellectual property, privacy, electronic commerce, and taxation, tariff and other trade barriers. The adoption of any such laws or regulations may decrease the growth of the Internet, decrease the demand for the Company’s products or services, and increase its cost of doing business or otherwise have a material adverse effect on its business, prospects, financial condition, or results of operations.

Competition

        The Company primarily competes in the area of on-line advertising. The market for these services are in a constant state of flux and competition is intense.

        Mamma.com faces intense competition and the Company expects competition will continue to intensify. Mamma.com’s market is subject to rapid changes in technology and marketing strategies and is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of Mamma.com’s current and potential competitors, including Google, Ask Jeeves, Findwhat, Microsoft, Yahoo!, Value Click, FastClick, Burst Media and Tribal Fusion have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

Organizational Structure

        Mamma.com Inc. is the parent company of Mamma.com Enterprises Inc., owning 100% of its outstanding shares. Mamma.com Enterprises Inc. is incorporated under the laws of Canada.

Sequential Page No: 26 of 350
Exhibits: Page 123

Property and Equipment

        In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montréal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, Montréal, Quebec, Canada H2Y 1S1 (Tel. 514-844-2700), where it currently occupies 700 square feet of office space within the premises leased by its operating company, Mamma.com Enterprises. The Company maintains its registered office c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

        Mamma.com Enterprises leases approximately 7,000 square feet of office space at 388 St. Jacques Street West, 9th Floor, Montréal, Quebec, H2Y 1S1. To render its services Mamma.com Enterprises Inc. owns about 110 servers that are co-located in third party facilities located in four different geographical areas (Montréal, Canada; Newark, New Jersey; Sterling, Virginia and Sacramento, California).

Sequential Page No: 27 of 350
Exhibits: Page 123

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results ofOperations

The following discussion and analysis of the consolidated financial condition and results of operations of Mamma.com Inc. (formerly Intasys Corporation) for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with its consolidated financial statements and the related notes included elsewhere in this annual report. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between generally accepted accounting principles as applied in Canada (“Canadian GAAP”) and those applied in the United States (“U.S. GAAP”) as they specifically relate to the Company. As described in note 25 to its consolidated financial statements.

Overview

Mamma.com Inc. is focused on providing information retrieval on the Internet through its metasearch engine, www.mamma.com, The Mother of All Search Engines®. The Company is equally focused on being a provider of online marketing solutions to advertisers as its integrated offer includes keyword search listings and numerous sizes of graphic ad units. Mamma.com Inc. maintains a publisher network on which it distributes search and graphic ad units for its advertisers. The Company has two types of revenues: Search services and Banner advertising services with customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers pay for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units are priced on a CPM (Cost-Per-Thousand) and CPC (Cost-Per-Click) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has over 7,500 publishers (combined search and graphic ad publishers).

Search

Approximately 65% of Mamma.com Inc.‘s revenues come from its search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results (it will be identified as a sponsored result). Mamma.com aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). Mamma.com then distributes these paid links onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Revenue from

Sequential Page No: 28 of 350
Exhibits: Page 123

advertisers that are pushed on third party search properties are shared with that search publisher. Higher margins are obtained through the Company’s own property because there are no payout costs associated.

Ad Network

The remaining 35% of the Company’s revenues come from its Ad Network business. The revenue model is CPM based (cost per one thousand impressions pushed). The business model is one where advertisers buy impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and can target them through the Company’s network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 5,000 small to medium sized web sites that subscribe to the Company’s service (through an on-line contract) and give us access to their advertising inventory on their property. Mamma.com recruits publishers through a direct sales force and through on-line initiatives.  Mamma.com Inc. then shares the advertising revenue with the publishers.

Trends of the industry have been released in recent publications such as:

1.	US Online Advertising Spending is expected to increase by 43% over the next 4 years increasing from $6.9 billion in 2003 to $9.9 billion in 2007 (eMarketer, December 2003)

2.	Search industry will reach $7 billion in worldwide revenues by 2007 – US Bancorp Piper Jaffray Senior Analyst Safa Rashtchy (US Bancorp Piper Jaffray, March 20, 2003

3.	Internet advertising totalled an estimated $1.745 billion in the third quarter of 2003. Q3 2003 represents a 20% increase over Q3 2002 ($1.451 billion) and a 5% increase over Q2 2003. ((Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC), December 9, 2003)). Reference for the IAB\PWC statistics: Joint press release, December 9th 2003. (URL:

http://www.iab.net/news/pr_2003_12_09.asp )

In July 2003, the board of directors had decided to divest Intasys Billing Technologies (“IBT”). In September 2003, the Company accepted a verbal offer for the asset sale of its wireless billing subsidiaries, IBT. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the assets and liabilities of IBT have been reclassified on the consolidated balance sheets. Comparative figures for the years ended December 31, 2002 and 2001 have been reclassified in order to comply with this new basis of presentation. The transaction was completed on February 12, 2004.

Since IBT is classified as discontinued operations, the discussion that follows focuses on the results of operations, financial position and cash flows of the remaining business, excluding IBT.

Results of Operations

Revenues

The Company generated revenue of $8,938,863 and net earnings for the year from continuing operations of $88,990 in fiscal 2003 compared to revenue of $4,222,352 and net loss from continuing operations of $782,878 in fiscal 2002 and $4,195,932 in revenue and a net loss from continuing operations of $14,874,318 in fiscal 2001. In 2003, the Internet electronic market conditions improved and the Company’s two main types of revenues increased. Search services increased by $3,078,587 or 114% to $5,776,707 in 2003 compared to $2,698,120 in 2002. Banner advertising services increased by $1,662,484 or 112% to $3,150,883 in 2003 compared to

Sequential Page No: 29 of 350
Exhibits: Page 123

$1,488,399 in 2002 by fully integrating the focusIN business acquisition. In 2002 revenues were almost at the same level as 2001 due to the downturn post September 2001 with recovery of the industry in 2003.

Cost of revenues, selling and administrative expenses

As a percentage of revenues, the cost of revenues, selling and administrative expenses decreased to 88% for fiscal 2003, from 110% for fiscal 2002, from 131% for fiscal 2001. For detailed information, please refer to Segment results.

Research and development expenses (R&D)

R&D expenses, net of tax credits were $599,379 in fiscal 2003, compared to $534,332 in fiscal 2002 and $505,076 in fiscal 2001. The increase of $65,047 in fiscal 2003 is attributable primarily to: an increase in salaries of approximately $35,902 due to increased needs on improving new features, normal salary increase and minor increases in other variable costs. The increase of $29,256 in fiscal 2002 was entirely related to normal salary increase and improving features. For detailed information, please refer to Segment results.

Amortization of property, plant and equipment

Amortization of property, plant and equipment was $140,090 for fiscal 2003 compared to $148,435 in fiscal 2002 and $232,460 in fiscal 2001. The constant decrease was attributable to a normal decrease of asset value. Acquisitions of property, plant and equipment were minimal and comparable during these years totalling $47,432 in 2003, $48,875 in 2002 and $75,348 in 2001.

Restructuring charges

In 2002, $70,453 of charges related to the restructuring of the investment management segment were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations. In fiscal 2001, the Company announced a moratorium on new investments in the incubator activities under the investment segment, three people were terminated and principal executive offices were ultimately relocated to Mamma.com Enterprises Inc. The restructuring charges totalling $161,963 included severance packages for terminated people, disposal of assets, a provision for facility closure costs, and impairment of property, plant equipment related to facility closures.

Amortization and impairment of goodwill

Due to the adoption of the new recommendations of the CICA regarding goodwill, no amortization of goodwill was recorded in 2002 or 2003. In addition, since the recorded goodwill on the balance sheet at the end of 2003 related solely to the acquisition of the FocusIN business of ZAQ, which occurred shortly before year end, management determined there was no impairment in goodwill in 2003. In fiscal 2001, amortization was $6,200,000 and impairment of goodwill was $1,255,353 related to the step acquisition of Mamma.com Enterprises Inc. At the end of fiscal 2001, the carrying value of the goodwill related to the acquisition of the remaining minority shareholders’ interest of Mamma.com Enterprises for an amount $1,255,353 was entirely in excess of its net recoverable amount.

Sequential Page No: 30 of 350
Exhibits: Page 123

Amortization of intangible assets with definite life

On November 27, 2002, the Company, through Mamma.com Enterprises Inc., acquired the focusIN Brand name, technology and customer lists of which $894,539 was allocated to intangible assets. The amortization for 2003 and 2002 primarily relates to these intangibles which are being amortized on a straightline basis over 5 years for brand names, acquired technology and 10 years for customer lists.

Interest income

Interest income decreased during the last three years with amounts of $16,197, $59,712 and $186,156 for 2003, 2002 and 2001 respectively. This decrease was due to a decline in annual interest rates and fluctuations of average cash and cash equivalents.

Non-controlling interest

The non-controlling interest represented the minority interest in Mamma.com Enterprises Inc. In July 2001, the Company acquired the remaining minority shareholder’s interest in Mamma.com Enterprises Inc. As a result of the transaction, the Company owns 100% of Mamma.com Enterprises Inc. and a non-controlling interest is no longer being recorded. The non-controlling interest was nil in 2003 and 2002 and was $177,698 in 2001 representing the six-month-period ended June 30, 2001.

Losses of companies subject to significant influence

In 2001, the Company had various investments subject to significant influence and recorded its share of results of those companies of $748,972 under Equity Accounting. In 2001, due to poor performance, the Company decided to write down certain of the investments subject to significant influence to nil. One of these investments was written down to a net realizable value of $50,000. In fiscal 2002, the $50,000 investment was further written-down to nil as a result of further deterioration of operating results. The carrying value of the Company’s one remaining equity investment in LTRIM Technologies Inc. was transferred at cost following conclusion of a new financing transaction which diluted the Company’s investment and brought additional funds into LTRIM Technologies Inc. After the financing transaction, the Company owns 12% of LTRIM Technologies Inc. and no longer has significant influence. In fiscal 2002 and 2003, the Company had no investment subject to significant influence.

Unrealized loss on marketable securities, investments and write-down of advances

Based on its assessment of the economic value of its marketable securities and an other than temporary decline in the value of its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totalling $82,616 in fiscal 2002 and $4,903,899 in fiscal 2001.

As at December 31, 2002, all marketable securities had been sold and all investments and advances had been written-down to nil except for the investment of $1,085,286 in LTRIM Technologies Inc.

Sequential Page No: 31 of 350
Exhibits: Page 123

Results of discontinued operations

As mentioned earlier, in July 2003, the board of directors of the Company approved and committed to a plan to divest its telecommunications segment in order to concentrate exclusively on its profitable and growing media solutions segment. Therefore, IBT is presented as discontinued operations. IBT generated revenue $6,493,986 and had expenses before taxes of $6,526,206 in fiscal 2003 compared to revenue of $7,602,630 and expenses before taxes of $7,136,746 in fiscal 2002 and revenue of $7,770,067 and expenses before taxes of $7,589,076 in fiscal 2001. In 2003, no new contract had been signed explaining the reduction of revenue and during the same year, IBT terminated employees and reduced expenses in response to lower revenue activities. In 2003, IBT recorded a tax provision of $267,833 to reflect a likely reassessment of R&D deductions claimed by the UK operation in prior years. The results of discontinued operations has been presented under a one line item in Statements of Operations.

Earnings (loss) for the year

In accordance with Canadian generally accepted accounting principles (‘GAAP’), net earnings from continuing operations of $88,990 ($0.01 per share) in fiscal 2003, compared with a net loss from continuing operations of $782,878 ($0.18 per share) in fiscal 2002, and $14,874,318 ($4.63 per share) in fiscal 2001. For 2003, there is no difference between net earnings from continuing operations or net earnings under US GAAP as compared to Canadian GAAP. For 2002 and 2001, differences between Canadian GAAP and US GAAP arise from different accounting treatments of stock-based compensation costs, unrealized losses on marketable securities, write-downs of investments and share of losses of companies subject to significant influence.

Segment results

The Company has two reportable segments for continuing operations: Investment Management and Media Solutions. The Company evaluates each operating segment’s performance based on revenue, expenses and net earnings (loss) for the year.

The Investment Management unit, which includes costs of the public Company and minority interests in companies which develop and market analog integrated circuit products, in the new media and telecommunication sectors, generated no revenue and a net loss for the year of $1,455,555 in fiscal 2003 compared to no revenue and a net loss of $1,435,452 in fiscal 2002 and revenue of $11,572 and a net loss of $14,201,373 in fiscal 2001.

The total expenses of $1,455,555 in 2003 were almost at the same level as $1,435,452 in 2002. The increase of $20,103 in 2003 versus 2002 was mainly attributable to consulting fees increased by 86,871 reflecting a full year’s compensation for the board members in 2003 and an increase of the CEO’s fees in 2003, directors and officers insurance increased by $41,232 in 2003 due to higher risk for corporations listed on the NASDAQ, salaries increased by $63,860 mainly due to expensing stock-based compensation in 2003, a reduction of $410,400 in legal fees in 2003 due to settlements of two outstanding legal claims for an aggregate amount of $575,000. This amount had been accrued as liabilities in the 2002 balance sheet as explained on note 22 a) and a reduction of expenses in 2002 of master option agreement for $195,134. The decrease in expenses of $12,777,493 in 2002 was mainly due to: the fact that no amortization of goodwill was recorded in 2002 compared to $7,455,353 of amortization in 2001; unrealized loss on marketable securities, investments and write-down of advances in 2002 was $82,616 corresponding to $51,612 of investment impairments and write-down of advances of $31,004 compared to $4,903,899 corresponding to investment impairments of $3,356,667; unrealized loss on marketable securities of $640,005 and write-down on advances of $907,227. No loss of companies subject to significant influence was recorded in 2002 due to

Sequential Page No: 32 of 350
Exhibits: Page 123

the fact that most of the investments were at nil at the end of the year compared to $748,972 in 2001. In 2002, expenses include the cost related to settling litigation as explained in note 22 a) to the consolidated financial statements and discussed in the section “Settlements of two outstanding claims” later in the document.

The Media Solutions unit generated revenue of $8,938,863 and net earnings for the year of $1,544,545 in fiscal 2003 compared to revenue of $4,222,352 and net earnings of $652,574 in fiscal 2002 and $4,183,770 in revenue and a net loss of $672,945 in fiscal 2001. In 2003, the Internet electronic market conditions improved, the Company’s main two types of revenues increased, search services increased by $3,078,587 or 114% to $5,776,707 in 2003 compared to 2,698,120 in 2002. Revenue from one customer amounted to $2,851,005 in 2003 compared to $670,722 in 2002. In order to limit its exposure on this customer, management is being more aggressive in recruiting its own advertiser base of customers. Banner advertising services increased also by $1,662,484 or 112% to $3,150,883 in 2003 compared to $1,488,399 in 2002 by fully integrating its acquisition of the assets of the focusIN business of ZAQ Inc. made on November 27, 2002. In 2002 revenues were almost at the same level as 2001 due to the down turn hitting bottom before recovering of the industry.

As a percentage of revenues, the cost of revenues, selling and administrative expenses decreased to 71% for the 2003 fiscal year, from 74% for 2002 and from 101% in 2001. The improvement in 2003 was a result of the absorption of fixed costs over a higher revenue base even though payouts to partners represented 41% of the revenue in 2003 compared to 35% in 2002. Payout costs increased due to competitive landscape, business partners require higher payouts in order to maintain their relationship by providing user traffic or content on the Company’s on-line media properties. As mentioned previously, for 2002 and 2001, revenues were almost at the same level but in 2002 the cost of revenues, selling and administrative expenses were reduced by $1,112,728. This is due to cost reduction such as: bad debt expenses were reduced by $303,955 due to significant collection problems in 2001 in relation with Internet electronic market conditions and marketing expenses were reduced by $710,876 by realigning marketing programs with actual revenue size of the segment.

R&D expenses, net of tax credits were $599,379 in fiscal 2003, compared to $534,332 in fiscal 2002 and $505,076 in fiscal 2001. The increase of $65,047 in fiscal 2003 is attributable primarily to: an increase in salaries of approximately $35,902 and minor increases in other variable costs. In 2003, an amount of $50,232 of refundable tax credits was recorded in relation to prior years and an amount of $77,925 representing non-refundable tax credits of prior years which were not recognized in those years since the company did not have reasonable assurance of realizing these credits. The increase in fiscal 2002 was mainly due to normal salary increase compared to 2001. For 2002 and 2001, refundable tax credits were $20,970 and $1,880 respectively.

As previously mentioned, on November 27, 2002, the Company, through Mamma.com Enterprises Inc., acquired the focusIN Brand name, technology and customer lists of which $894,539 was allocated to intangible assets. The amortization of intangible assets for 2003 and 2002 is primarily attributable to these intangibles.

In 2003, the media solutions segment which represents a separate legal entity (Mamma.com Enterprises Inc.) recorded a net future recovery of income taxes of $77,636 which included a standard tax provision on earnings of $460,456 (representing earnings for 2003 of $1,466,909 at a current taxable rate of 31.4%) and a tax recovery of $538,092 which represents the total outstanding amount of prior year losses that the media solutions segment expects to use in the future. After two consecutive years of profitability for the segment

Sequential Page No: 33 of 350
Exhibits: Page 123

and profitability expectations forecasted for fiscal 2004, management determined that it was more likely than not that the future tax assets would be realized.

In 2002, the media solutions segment recorded a future recovery of income taxes of $271,464, which represented the tax value of prior year losses that the segment expected to realize in the next twelve months based on the 2003 budget. These losses were finally absorbed against the tax provision of 2003 mentioned in the previous paragraph. It is appropriate under Canadian and US GAAP to record this asset if the more likely than not criteria is met.

Mamma.com Inc. has also incurred substantial losses in the current and prior years, against which a full valuation allowance has been provided. Management has determined the realization of these losses is not more likely than not due to the fact that Mamma.com does not have any on-going revenue generating activities. In addition, Canadian income tax laws do not allow for the filing of income tax returns on a consolidated basis which would allow the losses in Mamma.com Inc. to be used to offset taxable income expected to be generated in Mamma.com Enterprises Inc.

Management is currently investigating the possibility of amalgamating these two companies, thus allowing for the offset of income generated in Mamma.com Enterprises against existing losses in Mamma.com Inc.

Liquidity and capital resources

As at December 31, 2003, the Company had $4,489,077 in cash and cash equivalents and working capital of $4,351,746 compared to $3,804,323 in cash and cash equivalents and working capital of $3,357,422 as at December 31, 2002.

In fiscal 2003, operating activities used cash of $541,809 mainly due to the fact that the accounts receivable increased by 1,048,337 during the year due to increased revenues. In fiscal 2002, operating activities used cash of $14,871 compared to positive cash flow of $100,812 in fiscal 2001.

Investing activities used cash of $ 16,760 in fiscal 2003 compared to use of cash of $1,726,533 in fiscal 2002 primarily for Mamma.com Enterprises Inc.‘s acquisition of focusIN for a cash consideration of $1,625,151. In fiscal 2001 use of cash of $2,011,030 was mainly due to the acquisition of the minority interest in Mamma.com Enterprises Inc. for cash consideration of $1,422,167 and the acquisition of preference shares of LTRIM Technology Inc. for cash consideration of $588,594.

Financing activities generated $585,598 in fiscal 2003 compared to $2,475,251 in fiscal 2002 and compared to $896,790 in fiscal 2001. Financing activities consisted mainly of issuance of common shares and warrants through several private placements and exercised options.

The Company considers that cash and cash equivalents as at December 31, 2003 will be sufficient to meet normal operating requirements throughout fiscal 2004. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Subsequent to December 31, 2003, due to an increase in market value of the Company’s common shares, a significant number of warrants and options have been exercised. As at April 16, 2004, 1,893,939 A warrants have been exercised. Consequently, 1,893,939 B warrants have been granted and all of them have been exercised. The exercise of the A and B warrants resulted in the issuance of 3,787,878 shares for a cash consideration of $5,492,423. For the same period, 168,061 options have been exercised for a total cash

Sequential Page No: 34 of 350
Exhibits: Page 123

consideration of $265,872. Consequently, as at April 16, 2004, the Company had 10,464,549 common shares issued and outstanding.

On January 20, 2004, the Company paid $225,000 as final settlement for a legal action against a subsidiary’s former officer.

        On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The proceeds on disposal amounted to $1,699,185 subject to certain adjustments and contingent consideration. The maximum amount of any contingent consideration is $250,000. In the first quarter of 2004, the Company recorded a gain on the disposal of discontinued operations of $1,588,923 and interim net costs from January 1 up to February 12, 2004 for an amount of $614,354 including closing costs.

Concentration of credit risk with a customer

The media solutions unit has one customer who generated $2,851,005 of revenue in 2003, resulting in a significant concentration of credit risk. As at the date of this annual report, the customer has paid all receivables as per the commercial agreement. The Company monitors the other accounts receivable and there is no indication of credit risk deterioration.

Contractual obligations and commercial commitments

The Company’s contractual obligations and commercial commitments are limited to future rental payments under operating leases as disclosed in note 22 b) to the consolidated financial statements for the year ended December 31, 2003.

Settlements of two outstanding legal claims

In April 2003, the Company settled a legal action filed against it in 1996 in Florida. The settlement of $350,000 was paid in the 2003 fiscal year. The amount of $350,000 had been accrued in the 2002 and consolidated financial statements in other accounts payable.

On January 20, 2004, the Company settled and paid $225,000 for a legal action against a subsidiary’s former officer. The amount had been accrued for in the 2002 and the 2003 consolidated financial statements in other accounts payable.

Informal SEC inquiry

        On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”, and requested that the Company produce documents concerning, among other things, trading in the Company’s stock, the Company’s acquisition activities and related reporting matters. The SEC notification advises that the existence of the inquiry should not be construed as an indication by the SEC that any violations of law have occurred. To date, management believes it has cooperated fully with all of these requests.

The Company’s independent auditors in Canada have also received a request from the SEC in connection with the above-referenced inquiry seeking the production of documents concerning the Company. The independent auditors have advised the Company that they are cooperating fully with the SEC’s request.

Sequential Page No: 35 of 350
Exhibits: Page 123

Change of functional currency for Mamma.com Enterprises Inc.

Effective January 1, 2004, the Company’s subsidiary, Mamma.com Enterprises Inc., changed its functional and reporting currency from the Canadian dollar to the US dollar due to a change in facts and circumstances related to the primary economic environment in which the subsidiary operates. Most of the revenues and a majority of the expenses are incurred in US dollars. Effective January 1, 2004, exchange, gains and losses arising from transactions denominated in currencies other than the functional currency will be included in net earnings (loss) for the year compared to gains or losses resulting from the application of the translation method which are included in the cumulative translation adjustment in the shareholders’ equity.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Risks and risk management

The Company’s activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company’s strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company’s copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company’s results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

The Company’s revenue has been based on internal expansion and business acquisition. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company’s results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is exposed to credit risk on accounts receivable from its customers. The Company and its subsidiary are engaged primarily on providing information retrieval on the Internet and on being a provider of online marketing solutions to advertisers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

Sequential Page No: 36 of 350
Exhibits: Page 123

The Company has one major customer in the Media Solutions segment, from which 10% or more of total revenue is derived. Revenue from this customer amounted to $2,851,005, $670,722 and $803,308 in 2003, 2002 and 2001 respectively. There can be no assurance that the Company will be able to retain this customer in the future. As at the date of this Annual Report, there has been no negative impact with this specific customer. The revenue stream of this customer, for the beginning of 2004, has been in fact increased. It is a very active relationship and management does not see credit risks at this point.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company’s proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company’s services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company’s industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company had, as described in the Company’s financial statements for the year ended December 31, 2003, 1,998,939 warrants (of which 1,893,939 A warrants have a reload feature, whereby upon exercise of A warrant, the holders are entitled to receive one new B warrant) and 446,645 stock options outstanding. As at April 16, 2004, all A and B warrants have been exercised and 168,061 options have been also exercised. To the extent that the market value of the Company’s shares of common stock is above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 383,584 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Mamma.com Inc.‘s stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders’ shares of Common Stock.

Sequential Page No: 37 of 350
Exhibits: Page 123

Quarterly Financial Highlights

(in thousand of US dollars, except per share data in accordance with generally accepted accounting principles in Canada)

	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	3,056	1,983	2,110	1,789	1,344	887	1,232	760
Net earnings (loss) from continuing
operations	798	(118)	(285)	(306)	(34)	(310)	(196)	(242)
Results of discontinued operations,
net of income taxes	(713)	332	(134)	215	(42)	235	229	43
Net earnings (loss) for the period	85	214	(419)	(91)	(76)	(75)	33	(199)
Basic and diluted earnings (loss)
per share from continuing operations	0.09	(0.02)	(0.05)	(0.05)	(0.01)	(0.08)	(0.05)	(0.06)
Basic and diluted net earnings
(loss) per share	0.01	0.03	(0.07)	(0.01)	(0.01)	(0.02)	0.01	(0.05)

Critical accounting policies and estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors. Refer to Note 3 to the Consolidated Financial Statements for additional information on our accounting policies and to Note 25 to the Consolidated Financial Statements for additional information on Canadian-US GAAP differences.

Revenue recognition

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

Sequential Page No: 38 of 350
Exhibits: Page 123

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures for these prior years as if the fair value method of accounting had been applied.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. The realization of income tax assets is dependent upon attaining the forecasted levels of future profitability. Future adverse changes in profitability could result in an inability to recover tax assets, thereby possibly requiring an increased valuation allowance in the future.

Accounting for investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future. As at December 31, 2003, the Company had an investment in LTRIM Technologies Inc. which one investment is presented at cost for an amount of $1,085,286, all the other ones were written down to nil.

Goodwill

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate an impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management has selected November 30 as the date of its annual impairment test for goodwill.

For discontinued operations:

Revenue is recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (“AICPA”), SOP 98-9, “Modification of 97-2, Software Recognition with Respect to Certain Transactions” and Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements,” issued by the Securities and Exchange Commission (“SEC”).

Sequential Page No: 39 of 350
Exhibits: Page 123

Software licence, third party software and any other revenue are recorded when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties regarding product acceptance, the fees are fixed or determinable, collection is considered probable and revenue is not subject to refund or concessions. Signed license agreements and related contracts are generally used as evidence of an arrangement with the customer.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Sequential Page No: 40 of 350
Exhibits: Page 123

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appoointed Senior Oficer
Guy Fauré	Director and Officer	President & CEO, Mamma.com Inc.	September 10, 2001
Claude E. Forget	Director	Consultant Formerly CEO, Intasys Billing Technologies	October 11, 1999
David Goldman	Director and Officer	Executive Chairman, Mamma.com Inc.	May 24, 2001
Irwin Kramer	Director	President, iCongo, Inc.	May 24, 2001
Robert Raich	Director	Partner, Spiegel Sohmer (law firm)	March 16, 2001
Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002
Daniel Bertrand	Officer	Executive Vice-President and Chief Financial Officer Mamma.com Inc.	July 1, 1999
Patrick Gagné	Officer	Vice-President-Sales Mamma.com Inc.	January 12, 2004
Patrick Hopf	Officer	Vice-President-Business Development Mamma.com Inc.	January 12, 2004
Joel Lamantia	Officer	Vice-President-Operations Mamma.com Inc.	January 12, 2004
Michael Tinmouth[1]	CEO, Intasys Billing Technologies	CEO, Intasys Billing Technologies	October 1, 2001

1.     Michael Tinmouth’s employment has been severed in connection with the IBT divestiture which was on February 12, 2004.
Each Director’s term of office expires at the earlier of the next annual meeting of shareholders or his resignation as Director.

        To the knowledge of the Company, there is no family relationship among any of the persons named in this Item 6 nor were any such persons selected as directors or members of senior

Sequential Page No: 41 of 350
Exhibits: Page 123

management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

Corporate Governance Practices

        The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Corporation:

        On August 1, 2002 the Board of Directors approved and adopted a document entitled “Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee” which set forth the responsibilities for the Board and these two committees. It was prepared in response to certain corporate governance recommendations from the 2002 Sarbanes-Oxley Act. This document included the Company’s insider trading policy and code of ethics. These were revised and approved by the board of directors on May 10, 2004.

1.	Composition of the Board of Directors

        50% of the directors of the Company are “unrelated” directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, other than relationships arising from the holding of shares.

        The directors consider the following nominees to be unrelated to the Company: Claude E. Forget, Irwin Kramer and Dr. David Schwartz.

2.	Committees of Directors

        The members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On August 1, 2002, the Board approved a new statement of the responsibilities of the Audit and Finance Committee of the Company. These responsibilities provide that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. The auditors of the Company are entitled to notice of and to attend all meetings of the Audit and Finance Committee. In 2003, the Audit and Finance Committee met five times.

        The Company maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on the following matters:

Sequential Page No: 42 of 350
Exhibits: Page 123

(i)	the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the Company’s management structure and succession plans;

(iii)	the incentive plans for employees of the Company and its subsidiaries; and

(iv)	the Company’s Stock Option Plan and the granting of stock options thereunder

(v)	the recommendation of new candidates as potential directors of the Company and the assessment of the performance of current directors and committees; and

(vi)	the review and recommendation of procedures to be followed with respect to corporategovernance guidelines.

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

        Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Nominating, Human Resource and Governance Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

        Consequently, the standard executive compensation package of the Company is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation and (iii) long-term incentive compensation.

i)     Salary and Benefits

        Salary and benefits policies of the Company are determined by looking at similar corporations in the internet and telecommunications sectors and kept at the mid range in the industry, taking into account the economic trends, the Company’s profitability and return on its investments.

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

Sequential Page No: 43 of 350
Exhibits: Page 123

        In case of Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities. When such objectives are exceeded bonuses are higher, when objectives are not met the incentive bonuses are lower or nil depending on the circumstances.

        For the year ended December 31, 2003, the bonus amounts for each Named Executive Officer were as follows: the Executive Chairman received no bonus; for the President and CEO of the Corporation, 93% of his base salary; for the President and CEO of the Corporation’s subsidiary, Intasys Billing Technologies, 17.5% of his base salary; and for the Executive Vice-President and Chief Financial Officer of the Corporation, 49.6% of his base salary.

iii)     Long Term Incentive Compensation

        The long term incentive component is made up of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase Common Shares of the Company. The Stock Option Plan of the Company is described in subsequent pages.

        The Nominating, Human Resource and Governance Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company’s Common Shares as traded on NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients are determined on a discretionary basis.

        In 2003, the only grant of options to Named Executive Officers were those made in favour of Mr. Goldman, Mr. Fauré, Mr. Tinmouth and Mr. Bertrand as set out in the “Option Grants” table found in subsequent pages.

        As at May 14, 2004, for the current year 2004, no options were granted.

        The Nominating, Human Resource and Governance Committee may at its discretion, determine when the options granted under the stock option plan may be exercised or vested provided that the term of such options can not exceed ten (10) years.

        Unless otherwise stipulated by the terms of a stock option grant which terms are approved by the Nominating, Human Resource and Governance Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Company. In the event of death, any vested option held by the optionee lapses three (3) months after his or her death. In the event that the optionee’s employment terminates due to disability, the optionee may exercise the options for one (1) year after the date of termination of employment. If the optionee is terminated for cause, then such options terminate immediately.

Sequential Page No: 44 of 350
Exhibits: Page 123

Compensation of the Chief Executive Officer and President

        For the year 2003, David Goldman was Chairman and CEO of the Company and on January 12, 2004 he became the Executive Chairman of the Company. On August 5th, 2003, the Corporation amended the employment arrangement of the Chairman and CEO. As a result, should there be a change of control in the Corporation, Dave Goldman Advisors Inc. will receive a lump sum payment of CA$300,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montréal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        Prior to January 12, 2004, the Chairman and CEO of the Corporation was David Goldman. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Corporation but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Corporation.

        To the extent that Mr. Goldman provided consulting services through his consulting company, Dave Goldman Advisors Ltd., this company was remunerated for services rendered on an hourly rate of CA$200. These consulting arrangements may be terminated on thirty (60) days notice by either party.

        On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Corporation. The President and Chief Executive Officer’s compensation is considered and determined by the Nominating, Human Resource and Governance Committee. The Chief Executive Officer and President does not participate in the Committee’s decisions relating to his Compensation.

        The aggregate compensation of the Chief Executive Officer and President consists of three components: base salary, annual cash, bonus and equity incentives. The Committee strives to balance the compensation amongst these three components.

        In 2003, Mr. Fauré’s base salary was $146,840 and he received a bonus of $136,811 based upon corporate performance and taxable benefits of $42,825 related to exercised options. The Committee assesses his overall performance. In establishing the Chief Executive Officer and President’s salary, the Governance Committee considers the publicly disclosed compensation of chief executive officers of companies in the Internet and telecommunications sectors, taking into account the Corporation’s revenues, profitability and market capitalization. The Governance

Sequential Page No: 45 of 350
Exhibits: Page 123

Committee considers the bonus provided to senior officers based on the achievement of certain objectives, namely operating results, budget expectations and financial performance.

Conclusion

        By way of application of the Company’s executive compensation policy, an important part of executive compensation is linked to corporate and individual performance, as well as stock performance and long term results. The Human Resources, Nominating and Governance Committee continuously reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Company’s objectives, values and business strategies.

        Depending on specific circumstances, the Nominating, Human Resource and Governance Committee may also recommend employment terms and conditions that deviate from the above described policies. Consequently, the Company or its subsidiaries may enter into employment or management contracts on a case by case basis.

        The members of the Nominating, Human Resource and Governance Committee are:

        Robert Raich
        Claude Forget
        David Goldman

Compensation

        As part of its ongoing dedication to creating shareholder value and improving corporate success, the Company establishes executive compensation in order to attract, retain and motivate key executives and reward significant performance achievements. Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Company places emphasis on the granting of stock options in establishing executive compensation.

        The following summary table, presented in accordance with securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2001, 2002 and 2003 to:

(i)	the Chief Executive Officer;

(ii)	the four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of December 31, 2003 who earned in excess of CA$150,000; and

(iii)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer at the end of December 31, 2003, (collectively, the “Named Executive Officers”).

Sequential Page No: 46 of 350
Exhibits: Page 123

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options)	Securities Under Options #	U.S. $
Daniel Bertrand Executive Vice- President and Chief Financial Officer	2003 2002 2001	100,281 79,655 77,534	49,769 23,196 9,692	49,600 Nil Nil	39,000 40,000 20,000	Nil Nil Nil
Guy Fauré President & CEO	2003 2002 2001	146,840 124,262 Nil	136,811 53,433 Nil	42,825 Nil Nil	69,000 75,000 75,000	Nil Nil 70,265[2]
David Goldman Executive Chairman	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	67,125 Nil Nil	54,000[1] 85,000[1] 60,000[1]	130,222[1] 96,685[1] 12,761[1]
Michael Tinmouth[3] CEO Intasys Billing Technologies	2003 2002 2001	111,741 95,586 93,952	19,555 24,183 6,461	36,719 Nil Nil	10,000 40,000 20,000	Nil Nil Nil
1	The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options to acquire Common Shares of the Company.

2	In 2001, Guy Fauré of Mamma.com was paid consulting fees via 3603989 Canada Inc., a company controlled by him. Starting January 1, 2002, Guy Fauré has been remunerated as a permanent employee.

3	Michael Tinmouth's employment has been severed in connection with the IBT divestiture which was on February 12, 2004.

Employment Arrangements And Agreements

        The Company has entered into employment arrangements and agreements with the following named Executive Officers who remain in the employment of the Company. All sums mentioned herein are in U.S. Dollars unless mentioned otherwise.

        On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Company entered into an Employment Agreement with the Company. Pursuant to the terms and conditions of his Employment Agreement, Mr. Bertrand is paid an annual salary of CA$147,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base

Sequential Page No: 47 of 350
Exhibits: Page 123

salary for meeting minimum financial and individual performance levels to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options.

           Mr.  Bertrand will be paid a lump sum of CA$225,000 if, as a result of a change of control in the Corporation, Mr. Bertrand:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montréal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        The Corporation did not have a written Employment Agreement with Mr. Tinmouth who was paid an annual salary of CA$154,000 and was entitled to a bonus ranging from a minimum of 20% of base salary for meeting minimum financial and individual performance levels to a maximum of 60% for far exceeding expected performance levels. Mr. Tinmouth was also entitled to receive stock options. On February 12, 2004, which is the date of the divestiture of IBT, Michael Tinmouth’s employment was terminated and an agreed severance of CA$117,000 was paid to him.

        On September 10, 2001, Guy Fauré, CEO of Mamma.com Inc., entered into an Employment Agreement with Mamma.com Inc. Pursuant to the terms and conditions of this Employment Agreement, Mr. Fauré is entitled to an annual salary of CA$215,000 and an annual bonus ranging from a minimum of 35% of his base salary for meeting minimum financial and individual performance levels to a maximum of 95% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options.

    Mr.        Fauré will be paid a lump sum of CA$400,000 if, as a result of a change of control in the Corporation, Mr. Fauré:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montréal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

        does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level

        The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for services rendered as CEO of the Company. A fee of CA$200 per hour is payable for all time spent as CEO. This agreement may be terminated by either party upon sixty (60) days prior written notice to the other.

Sequential Page No: 48 of 350
Exhibits: Page 123

        There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, same and except for the agreements between the Company and David Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

        On January 12, 2004, three new officers were appointed. Patrick Hopf, Vice-President-Business Development, is paid an annual salary of CA$115,000. Mr. Hopf is also entitled to a bonus ranging from a minimum of 23.4% of his base salary for meeting minimum financial and individual performance levels to a maximum of 47.8% for far exceeding expected performance levels. Mr. Hopf is also entitled to receive stock options. Patrick Gagné, Vice-President-Sales, is paid an annual salary of CA$90,000. Mr. Gagné is also entitled to a bonus ranging from a minimum of 25% of his base salary for meeting minimum financial and individual performance levels to a maximum of 50% for far exceeding expected performance levels. Mr. Gagné is also entitled to receive stock options. Joel Lamantia, Vice-President-Operations, is paid an annual salary of CA$80,000. Mr. Lamantia is also entitled to a bonus ranging from a minimum of 10% of his base salary for meeting minimum financial and individual performance levels to a maximum of 20% for far exceeding expected performance levels. Mr. Lamantia is also entitled to receive stock options.

        On February 12, 2004, which is the date of the divestiture of IBT, Michael Tinmouth’s employment was terminated and an agreed severance of CA$117,000 was paid to him.

Compensation Of Directors

        During the fiscal year ended December 31, 2003, directors were each paid U.S.$2,500 quarterly as well as U.S.$1,000 per Board meeting attended. In addition, the Chair of the Audit Committee has a yearly compensation of US$4,000. Other than these fees, the directors received no other fees of the Board or a committee of the Board which they attended nor for the signing of any resolution of directors or documents on behalf of the Company. Directors currently receive a combined fee of U.S$1,000 for attending board and committee meetings on the same day. Robert Raich, a director of the Corporation is a partner of Spiegel Sohmer, a general partnership of attorneys. The Corporation pays fees to Spiegel Sohmer for legal services rendered.

Stock Option Plan

        In 1999, the Company adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Company’s Common Shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an

Sequential Page No: 49 of 350
Exhibits: Page 123

optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year).

        The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of Common Shares reserved for issuance under the Plan shall not exceed 1,000,000 Common Shares. The granting of options is subject to the further conditions that: (i) the number of outstanding Common Shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding Common Shares of the Company, and (ii) at no time may any optionee hold under option more than 5% of the outstanding Common Shares of the Company.

        The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire Common Shares of the Company pursuant to the Plan for the financial year ended December 31, 2003.

Option Grants During The Most Recently Completed Financial Year

Names	Securities Under Options Granted (#)	% of Total Options Granted in the Financial Year	Average Exercise or Base Price (U.S. $/Security)	Average Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)
Daniel Bertrand	39,000	17.93	2.78	2.78
Guy Fauré	69,000	31.72	2.87	2.87
David Goldman	54,000	24.83	2.95	2.95
Michael Tinmouth	10,000	4.60	1.98	1.986

Sequential Page No: 50 of 350
Exhibits: Page 123

        The following table discloses the exercise of options to purchase or acquire Common Shares of the Company by the Named Executive Officers during the financial year ended December 31, 2003.

Aggregate Options Exercised During The Most Recently Completed FinancialYear
And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at Year- End (#) Exercisable/Un- exercisable	Value of Unexercised in-the-Money Options at Year- End (U.S. $) Exercisable/Un- exercisable
Daniel Bertrand	30,000	36,000	10,000 / 39,000	15,000 / 108,530
Guy Fauré	25,000	37,750	50,000 / 69,000	75,500/ 197,860
David Goldman	25,000	37,500	60,000 / 54,000	80,000 / 159,310
Michael Tinmouth	25,000	28,500	15,000 / 10,000	22,500 / 19,860

Sequential Page No: 51 of 350
Exhibits: Page 123

Securities Under Option to Directors and Named Executive Officers as at December 31, 2003

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Daniel Bertrand	10,000	1.50	1.50	July 17, 2011
Daniel Bertrand	10,000	1.986	1.986	January 16, 2013
Daniel Bertrand	15,000	2.57	2.57	April 30, 2013
Daniel Bertrand	14,000	3.58	3.58	November 5, 2010
Guy Fauré	50,000	1.51	1.51	October 3, 2011
Guy Fauré	15,000	1.986	1.986	January 16, 2013
Guy Fauré	25,000	2.57	2.57	April 30, 2013
Guy Fauré	29,000	3.58	3.58	November 5, 2010
Claude E. Forget	10,000	1.50	1.50	July 17, 2011
David Goldman	35,000	1.50	1.50	October 30, 2011
David Goldman	25,000	1.10	1.10	April 30, 2012
David Goldman	15,000	1.986	1.986	January 16, 2013
David Goldman	10,000	2.57	2.57	April 30, 2013
David Goldman	29,000	3.58	3.58	November 5, 2010
Irwin Kramer	10,000	1.50	1.50	July 17, 2011
Robert Raich	10,000	1.50	1.50	July 17, 2011
David Schwartz	10,000	1.15	1.15	May 22, 2012
Michael Tinmouth	15,000	1.50	1.50	July 17, 2011
Michael Tinmouth	10,000	1.986	1.986	January16, 2013

Sequential Page No: 52 of 350
Exhibits: Page 123

Share Ownership

        The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at May 4, 2004:

Director/Names Executive Officer	Number of Company Shares Held
Guy Fauré, President & CEO, Director Mamma.com Inc.	2,500
Claude E. Forget, Director	50,000
David Goldman, Executive Chairman, Director Mamma.com Inc.	75,000
Irwin Kramer, Director	2,000
Robert Raich, Director	35,000
Dr. David Schwartz, Director	10,000
Daniel Bertrand, Executive Vice-President and Chief Financial Officer Mamma.com Inc.	Nil
Patrick Gagné, Vice-President-Sales Mamma.com Inc.	600
Patrick Hopf, Vice-President-Business Development Mamma.com Inc.	Nil
Joel Lamantia, Vice-President-Operations Mamma.com Inc.	Nil

Sequential Page No: 53 of 350
Exhibits: Page 123

Employees

        The following table provides a breakdown of persons employed by main category of activity for each of the past five financial years.

NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY
YEAR	INVESTMENT MANAGEMENT	MEDIA SOLUTIONS	DISCONTINUED OPERATIONS (BILLING SYSTEMS)
2003	3	34	65
2002	3	40	79
2001	4	36	84
2000	9	38	112
1999	13	35	87

Pension and Retirement Benefits

        The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits. The Company provides statutory benefits and Group Insurance.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        To the knowledge of the Company, only Mark Cuban of Dallas Texas with 600,000 shares or 5.73% (based on 10,464,549 shares as at May 14, 2004) owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attaching to any class of voting securities of the Company.

        The Company’s Common Shares are widely held in the United States, Canada and Europe.

        To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), whether severally or jointly acting as a “group” within the meaning of the United States Securities Exchange Act of 1934, as amended. To the knowledge of the Company, there are no arrangements, which may at a subsequent date result in a change in control of the Company.

        Steve Saviuk, former Chairman and CEO of the Company, is also Chairman and CEO as well as a significant shareholder of Manitex Capital Inc. (“Manitex”), a venture capital company listed on the Canadian venture exchange (CDNX). The Company and Manitex have participated in certain transactions summarized below.

Sequential Page No: 54 of 350
Exhibits: Page 123

        As reported in this Annual Report on Form 20-F, on May 14, 2000, the Company initiated a series of transactions pursuant to which it subscribed to a CA$850,000 secured debenture convertible into 12.75% of the equity of LTRIM Technologies Inc. (“LTRIM”) as well as to 207,323 preferred shares of LTRIM for a total of CA$900,000 (US$588,594). The preferred shares were subscribed to and entirely paid for by May 2001 and represent an additional 13.50% of LTRIM’s equity. Mamma.com Inc. assigned to Manitex 15% of its original rights and obligations under the subscription agreements and secured convertible debenture, including 15% of original CA$1,000,000 debenture in exchange for CA$150,000. Manitex also participated in subsequent subscriptions for preferred shares of LTRIM upon the same terms and conditions as those provided to the Company.

        On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com (“TEC.com”) for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest. Manitex also participated and subscribed to $375,000 of debt upon the same terms and conditions as those provided to Mamma.com Inc..

        As of November 10, 2000, a Stock Exchange Agreement was entered into among Tece Inc., a Nevada corporation listed on the OTC BB in the United States under the symbol TENC and formerly called Internet Food Co. Inc. (“Tece”), its wholly owned subsidiary, 3786137 Canada Inc. (“3786137”), TEC, Manitex Capital Inc., the Company and Mr. Don Lobley. Pursuant to the Share Exchange Agreement, Intasys transferred to 3786137, on a two-for-one basis, all of the shares and convertible debentures of TEC held by it, equivalent to a total of 13,045,420 Common Shares of TEC, for an aggregate of 6,522,710 exchangeable preferred shares of 3786137 (the “Exchangeable Shares”). The Exchangeable Shares are exchangeable on a share-for-share basis at the option of their holder into shares of Common Shares, US$.001 par value, of Tece. With regard to their holdings in Tece, Inc., the Company and Manitex file their reports with the Securities and Exchange Commission as a group.

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

        In January 2002, the Company relocated its principal executive offices and subleased its former executive offices (approximately 3,000 square feet) to Manitex. Under the terms of the sublease agreement, Manitex assumed, as of January 2002, all of the Company’s rights and obligations relating to said premises. The Company remains joint and severally liable with Manitex for the obligations relating to the lease of said premises for an amount of approximately CA$98,000, which lease expires July 31, 2004.

        Part of the compensation packages originally offered to the Company’s former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Mamma.com Inc., Intasys Capital Corporation and 3354717 Canada Inc.,

Sequential Page No: 55 of 350
Exhibits: Page 123

a company controlled by these former executives, (the “Master Option Agreement”). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of the Company’s investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the options expired.

Interest of Experts and Counsel

        Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

        The consolidated financial statements and other financial information of the Company are included under Item 17 of this Annual Report on Form 20-F.

Legal or Arbitration Proceedings

        A civil action was filed against the Company, naming “Health Care Products, Inc.” as the Defendant on May 6, 1996 in a Florida state court. A First Amended Complaint, naming “Mamma.com Inc.” explicitly as the Defendant, was filed on October 8, 1996. The First Amended Complaint also named as a defendant, for the first time, Health Care Products International, Inc., an unrelated third party. The action seeks unspecified damages, interest, costs and attorneys’ fees for alleged personal injuries to Plaintiff Leslie Hodges in May 1992. Hodges alleges she suffered an allergic reaction to the Company’s product, Wipeout Disinfectant Spray. Hodges’ husband and two children are also named Plaintiffs and seek damages for loss of services, comfort, companionship and consortium. Despite the unusual length of time since the Complaint was filed, the parties are still conducting discovery. This is due to several reasons, including the fact that the Company had two Motions to Dismiss pending for more than a year before the original trial judge struck the pleadings. The case then remained dormant for another extended period while the Company appealed this ruling. In addition, the original trial judge was reassigned to a different court after allegations were published that he had received gratuities from various attorneys. This has further delayed the matter. The Company believes that it has a variety of meritorious defences, all of which it has been pursuing vigorously.

        In accordance with Florida state law, a mediation hearing took place on December 9, 2002 and was inconclusive. The Company’s motion for Summary Judgment was heard on March 18,

Sequential Page No: 56 of 350
Exhibits: Page 123

2003 and was denied. The company re-filed its motion. The case was scheduled for a jury trial in May 2003. On March 26, 2003, the Company received a letter from the claimant offering to settle all claims related to this matter in exchange for a payment of $350,000. Management has accepted the current settlement, which it believes to be in the Company’s best interests and to be reasonable considering the alternative costs of continued litigation. Required legal documents for the settlement have been drafted and agreed to. As at June 10, 2003, the Company duly executed the legal documents to finalize settlement of the case. An amount of $350,000 had been provided for in the audited financial statements which amount has been included in other accounts payable as at December 31, 2002.

        On January 2, 2001, the Company initiated arbitration proceedings against Sami Shamma, the former President and Chief Executive Officer of its billing division, Intasys Billing Technologies, and certain other persons and entities related to him (“Respondents”).

        The Company’s claim seeks damages in excess of $1,472,553 arising out of the former President’s alleged conduct of the subsidiary’s operations, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate.

        In addition, the Claimants were entitled to and did purchase any shares which may have been held by Mr. Shamma in Intasys Management Systems, Inc. Pursuant to Mr. Shamma’s termination, these shares were purchased at book value, a nominal amount, and Mamma.com Inc. is the sole shareholder of Intasys Management Systems, Inc.

        The Respondents have filed a Statement of Defence denying the Claimants’ allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The counterclaim also seeks payment of the fair market value of the shares repurchased by the Company. The Company has filed a Reply denying the allegations of the Respondents’ counterclaim.

        The arbitration was originally set to commence on February 11, 2002 but was delayed to October 21, 2002 by reason of Respondents’ failure to pay arbitration fees. Arbitration was held the week of October 21, 2002 and completed during the week of April 1, 2003. The hearings were limited to liability. The parties agreed that further hearings on damages would occur once liability was determined.

        The arbitrator submitted his report following completion of the initial phase of the arbitration hearings on October 30, 2003. The report was inconclusive. On January 20, 2004, a memorandum of settlement was signed by both parties and final payment of $225,000 was made. This amount had been fully provided for in the 2002 consolidated financial statements in other accounts payable.

Policy on Dividend Distributions

        The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and

Sequential Page No: 57 of 350
Exhibits: Page 123

growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Significant Changes

        No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.     THE OFFER AND LISTING

U.S. and German Trading Markets

        The Company’s Common Shares are quoted on the NASDAQ Stock Market® — Small Cap Tier under the symbol “MAMA” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “MAMA.F”. Prior to April 1999, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s common share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date, a “D” was appended to the Company’s trading symbol for twenty trading days so the trading community would be aware of the reverse split, after which time the “D” was removed.

        The following table sets forth the price history of the Company’s Common Shares reported on the NASDAQ Stock Market® and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany, which reflect inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions. As per the Explanatory Notes to this Annual Report on Form 20-F, all prices referred to below are adjusted to take into account the July 2001 consolidation of the Company’s Common Shares on the basis of 1 post-consolidation common share for every 10 pre-consolidation Common Shares.

Sequential Page No: 58 of 350
Exhibits: Page 123

 NASDAQ Small Cap Market® Annual High and Low Market Prices – 5 Years Ended December 31, 2003 (based on closing prices)

Year	High	Low
2003	4.51	1.25
2002	2.70	0.92
2001	8.40	1.25
2000	141.87	2.81
1999	74.37	27.50

NASDAQ Small Cap Market® Quarterly High and Low Market Prices – 2 Years Ended March 31, 2004 and Latest Quarter
(based on closing prices)

Quarter End	High	Low
03/31/04	15.80	3.112
12/31/03	4.25	2.47
09/30/03	4.51	2.00
06/30/03	2.75	1.91
03/31/03	2.35	1.25
12/31/02	1.57	0.92
09/30/02	1.55	1.02
06/30/02	1.52	1.05

Monthly High and Low Market Prices – 6 Months Ended April 30, 2004 (based on closing prices)

Month	High	Low
April 2004	17.49	11.50
March 2004	15.80	3.91
February 2004	4.22	3.60
January 2004	4.97	3.112
December 2003	3.70	2.98
November 2003	4.25	3.30

Sequential Page No: 59 of
350 Exhibits: Page 123

         Frankfurt Exchange (based on closing prices) — High and Low Market Prices — 4 Years Ended December 31, 2003 (in euros)

Year	High	Low
2003	4.10	1.00
2002	2.80	0.85
2001	8.50	2.20
2000	139.00	3.50

         Frankfurt Exchange (based on closing prices) Quarterly High and Low MarketPrices
– 2 Years Ended March 31, 2004 and Latest Quarter (in euros)

Quarter	High	Low
03/31/04	12.70	2.53
12/31/03	3.60	2.12
09/30/03	4.10	1.60
06/30/03	2.65	1.60
03/31/03	2.00	1.05
12/31/02	1.40	0.90
09/30/02	1.40	0.85
06/30/02	1.52	0.95

         Frankfurt Exchange (based on closing prices) Annual High and Low MarketPrices
– 6 Months Ended April 30, 2003 (in euros)

Month	High	Low
April 2004	14.90	9.80
March 2004	12.70	3.20
February 2004	3.35	2.95
January 2004	3.90	2.53
December 2003	3.03	2.40
November 2003	3.60	2.85

        Equity Transfer Services, Inc. of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

ITEM 10.     ADDITIONAL INFORMATION

Share Capital

        Not Applicable.

Sequential Page No: 60 of 350
Exhibits: Page 123

Memorandum and Articles of Association

        The Company was incorporated under the laws of the Province of Ontario on July 5, 1985 as ‘Quartet Management Ltd.’, and has an Ontario Corporation Number of 630609. By articles of amendment filed on March 27, 1987, the Company changed its name to ‘Health Care Products Inc.’. By articles of amendment filed on March 28, 1994, the Company changed its name to ‘Celltech Media Inc.’. By articles of amendment filed on June 21, 1995, the Company changed its name to ‘Smartel Communications Corporation’ and by articles of amendment filed on July 29, 1996, the Company changed its name to ‘Intasys Corporation’. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. By articles of amendment filed on January 8, 2004 the Company changed its name to ‘Mamma.com Inc.’

        Section 5 of the Company’s articles of incorporation indicates that there are no restrictions on the business the Company may carry on or on the powers it may exercise. Pursuant to Section 15 of the Business Corporations Act (Ontario) (“OBCA”), a corporation has the capacity and the rights, powers and privileges of a natural person.

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

        Neither the Company’s articles of incorporation nor its bylaws restrict the directors from exercising any power (in the absence of an independent quorum) to approve their compensation.

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

Sequential Page No: 61 of 350
Exhibits: Page 123

immovable property of the Company, including without limitation, book debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Company.

        Although most progressive U.S. state corporate codes grant similar powers to corporate boards of directors, some U.S. states still require shareholder approval of liens in substantially all of a corporation’s assets.

        The directors may from time to time, by resolution, delegate any or all of the powers referred to above to a director, committee of directors or one or more officers of the Company. These powers may be varied by enacting a new by-law by resolution of the directors, which by-law must then be subsequently approved at a meeting of shareholders or by shareholder resolution. U.S. state corporate laws establish no general rule concerning directors’ ability to delegate such duties. More progressive U.S. state corporate laws such as Delaware’s General Corporation Law allow a board of directors to establish a committee of one or more directors and delegate such powers to such committee without a by-law or stockholder approval.

        The Company’s articles of incorporation do not contain any provisions for the retirement of directors as the result of reaching a certain age limit. The Company’s by-laws contain a minimum age requirement of 18 years to be named a director.

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

        In order to change the rights of holders of Common Shares, an amendment to the Company’s articles is required. Pursuant to Section 168 of the OBCA, such an amendment can be effected at a meeting of shareholders upon agreement by a majority of the shareholders. Pursuant to Section 170, the holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the articles that would have the effect of altering the rights of that class or altering the rights of that class relative to the other classes of shares. Progressive U.S. state corporate codes generally require similar procedures except that corporate laws such as New York’s Business Corporation Law and Delaware’s General Corporation Law permit stockholders to authorize such amendments by majority consent in writing, without a meeting, subject to certain limitations.

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

Sequential Page No: 62 of 350
Exhibits: Page 123

        In addition, pursuant to Section 105 of the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held, may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Such requisition shall state the business to be transacted at the meeting. Although there is no general rule, progressive U.S. state corporation laws provide that the by-laws shall determine stockholders’ rights to call stockholder meetings. The directors of a corporation shall call a meeting of shareholders upon receiving the requisition unless a meeting of shareholders has already been called or a record date has been fixed and the appropriate notice has been provided. If the directors do not, within twenty-one days after receiving the requisition, call a meeting and if the above-noted exceptions are not met, any shareholder who signed the requisition may call the meeting.

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

        There are no restrictions in the Company’s articles or by-laws, nor under the OBCA or the provision of the Securities Act (Ontario) or Securities Act (Quebec) limiting the right to own, hold or exercise voting rights on the Company’s securities. Most, if not all U.S. states have enacted some form of takeover disclosure law or business combination act requiring certain disclosures and/or limiting the right to own or vote shares acquired in certain situations including hostile business combinations.

        There are no provisions in the Company’s articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

        Pursuant to the Securities Act (Ontario) (the “Securities Act”), any shareholder holding or exercising control over more than 10% of the voting rights attached to all outstanding voting securities of a Company is considered an insider of that company and among other things is required to disclose any trades in shares of that company. Similarly, Section 16 and Rule 16(a) of the U.S. Securities Exchange Act of 1934 (“1934 Act”), under which the Company is registered, requires holders of 10% or more of the securities of a 1934 Act registered company to file reports disclosing ownership and transactions in that company’s securities. The Company, however, currently is deemed a “foreign private issuer” and is exempt from these provisions. Section 101 of

Sequential Page No: 63 of 350
Exhibits: Page 123

the Securities Act requires that any person who acquires beneficial ownership of, or the power to exercise control over, a total of 10% or more of a company’s voting or equity securities in any class shall issue a news release and file a report containing the particulars and purpose behind the acquisition. Further reports must be issued every time such person acquires an additional 2% or more of the company’s voting or equity securities, or there is a change in any of the material facts disclosed in the former report. Similarly, Section 13(d) and Regulation 13D of the 1934 Act requires any person who acquires beneficial ownership or more than 5% of an equity security of any company registered under the 1934 Act to file a report disclosing the particulars and purpose behind the acquisition. Amendments must be filed to this report every time such person acquires or disposes of 1% or more of the equity security or there is some other material change in the report on file. In addition, Section 14(d) and Regulation 14D of the 1934 Act imposes certain filing and disclosure requirements on persons making “tender offers” for equity securities of a 1934 Act registered company.

        The articles of incorporation and by-laws of the Company do not contain any conditions governing changes in the Company’s capital that are more stringent than the applicable law.

Material Contracts

Maxim Group, LLC

        On January 29, 2003, the Company retained Maxim Group LLC (“Maxim”), on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company paid a retainer of $25,000 for the first month and a monthly fee of $5,000 for the duration of the agreement. Upon execution of the agreement, the Company issued a warrant to purchase 25,000 of the Company’s Common Shares at an exercise price of $2.15 expiring on June 30, 2006. Under the agreement, on a monthly basis, commencing 30 days after execution of the agreement, the Company was obligated to issue additional warrants, each to purchase 8,000 Common Shares, at an exercise price equal to the market price, for the duration of the agreement upon the same terms and conditions. For any Transaction completed by the Company with Maxim Group LLC, the Company agreed to pay a success fee upon closing equal to the sum of 2½% of the aggregate transaction value, provided that Maxim either introduced and/or performed specific services for the Transaction. The minimum success fee for any transaction was $200,000. On May 5, 2003, an amendment was made to the agreement to increase the success fee for a specific Transaction from 2½% to 3½%.

        The term of this agreement was indefinite. However, the Company or Maxim could terminate it upon 30 days written notice. If such a notice was sent by the Company, the monetary consideration was payable by the Company for the ensuing five months; however, the warrant consideration would cease after the 30 days written notice. If Maxim sent such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the agreement could also be terminated upon 30 days written notice by either party any time after the 6th month anniversary of the agreement. On October 30, 2003 the Company advised Maxim of termination of this agreement effective November 30, 2003.

Sequential Page No: 64 of 350
Exhibits: Page 123

        As at May 14, 2004, Maxim Group, LLC held warrants to purchase 105,000 Common Shares at an exercise price as stipulated above, all of which expire on June 30, 2006.

Merriman Curhan Ford & Co.

        On March 16, 2004 the Company retained Merriman Curhan Ford & Co. (“MCF”) on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company pays a monthly fee of $5,000 and 10,000 warrants, each to purchase one Common Share of the Company for the duration of the agreement. Warrants are issuable at an exercise price equal to the average closing bid for the last five (5) trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. Warrants will have a duration of five years from the issuance date. For any Transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% up to $10 million Transaction value, 3% of $10 to $15 Million Transaction value and 2% of greater than $15 million Transaction value, provided that MCF either introduces and/or performs specific services for the Transaction. The minimum success fee for any acquisition transaction shall be $200,000 and any sale Transaction $500,000.

        The term of this agreement is indefinite. However, the Company or MCF may terminate it upon 30 days written notice.

        As at May 14, 2004, MCF had been granted warrants to purchase 10,000 Common Shares at an exercise price and terms as stipulated above.

Recent Financings

        On November 30, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2003 and November 2003 respectively. A sum of $5,904,354 accrued to the treasury of the Company and a further 4,071,968 common shares of the Company were issued. The form of The Amended Subscription Agreement and warrants as well as the placement agreement relative to this financing are filed as Exhibits to this Annual Report on Form 20-F.

        On August 6, 2001, the Company entered into subscription agreements to sell 600,000 Units, for a purchase price of $1.50 per Unit or total proceeds of $900,000. The Units were comprised of, in the aggregate, (i) 600,000 shares of Common Shares of the Company, (ii) 600,000 non-transferable warrants which entitled the holders thereof to purchase, until August 14, 2003, an aggregate of 600,000 shares of Common Shares of the Company at a price of US$2.40 per share

Sequential Page No: 65 of 350
Exhibits: Page 123

(the “Class A Warrants”) and (iii) on condition that the Class A Warrants had been exercised, 400,000 non-transferable warrants which would entitle the holders thereof to purchase, for a period of one year from the exercise of the Class A Warrants, an aggregate of 400,000 shares of Common Shares of the Company at a price of US$2.50 per share (the “Class B Warrants”). A placement fee of 54,000 Units (comprised of, in the aggregate, 54,000 shares of Common Shares of the Company, 54,000 Class A Warrants and 36,000 Class B Warrants) was paid to a placement agent for arranging this financing. None of these warrants were exercised and they expired at the close of trading on August 14, 2003.

Acquisition of focusIN assets by Mamma.com Enterprises Inc.

        On November 27, 2002, the Company acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company’s financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 30 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Sam Luft

        As of April 1, 2002, the Company entered into a month-to-month service agreement with Sam Luft, whereby Mr. Luft, in exchange for a $6,000 monthly fee, serves as a financial advisor to the Company. The agreement expired on March 1, 2003. On May 5, 2003 Mr. Luft resigned as board member of the Company.

Dave Goldman Advisor Ltd.

        On October 30, 2001 the Company entered into a service agreement with David Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company at an hourly rate of CA$200. This agreement was renewed on May 1, 2002 and may be terminated on a sixty (60) day notice by either party.

Global Capital Securities Corporation

        On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 Common Shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., who had agreed to

Sequential Page No: 66 of 350
Exhibits: Page 123

continue providing the services in accordance with the original agreement. On June 19, 2002, all of the above warrants were returned to Mamma.com Inc. for cancellation.

        These shares were earned evenly over the 18-month term of the agreement at a rate of 8,333 shares per month. The warrants vested in the same manner, with 13,889 becoming vested each month. In the event the agreement is terminated prior to the expiration of its 18 month term, any unearned shares and unvested warrants remaining as of that date must be returned to the Company for cancellation. Since the terms of the unearned shares and the unvested warrants were variable, the fair value of the unearned shares and unvested warrants was remeasured at each balance sheet date, and deferred stock-based compensation and additional paid-in capital are adjusted accordingly. The cost of the services is recognized as an expense on a monthly basis as the warrants and shares vest, based upon the fair value of the Company’s Common Shares at the end of each month. This agreement is now terminated and all outstanding warrants expired unexercised.

Acquisition of Remaining Minority Shareholder Interests in Mamma.comEnterprises Inc.

        On July 5, 2001, the Company acquired the remaining minority shareholders’ interests in Mamma.com Enterprises Inc. for a cash consideration of $1,263,946 and issuance from treasury of 436,898 of the Company’s Common Shares, valued at $2.50 per share. Concurrently with this transaction, the Company acquired all outstanding options to acquire shares of Mamma.com Enterprises Inc. for a cash consideration of $158,221 and the issuance of 42,977 options to acquire shares of the Company’s Common Shares, at an exercise price of $1.50 per share, which are scheduled to expire on July 17, 2011.

Sale of Intasys Billing Technologies Subsidiaries

        On February 12, 2004, the Company concluded the sale of IBT’s assets which includes contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The proceeds on disposal amounted to $1,699,185 subject to certain adjustments and contingent consideration. The maximum amount of any contingent consideration is $250,000. In the first quarter of 2004, the Company recorded a gain on the disposal of discontinued operations of approximately $1,588,923 and interim net costs from January 1, 2004 to February 12, 2004 of $614,354 including closing costs. As at the date of this Annual Report on Form 20-F, no contingent considerations have been earned.

        In July 2003, the board of directors of the Company decided to divest of their wireless billing technology business in order to concentrate exclusively on its profitable and growing metasearch engine and on-line marketing business, Mamma.com Enterprises Inc. On September 9, 2003, the Company announced that it had reached a verbal agreement to sell the assets of IBT. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statement of operations and cash flows, and the assets and liabilities of IBT have been reclassified on the consolidated balance sheets included in this Annual Report on Form 20-F (“Consolidated Balance Sheet”). Comparative figures for the year ended December 31, 2003 have been reclassified on the consolidated balance sheets.

Sequential Page No: 67 of 350
Exhibits: Page 123

        IBT develops, markets, sells, installs and maintains billing and customer care and mediation software for customers operating in the telecommunications industry. Customers include cellular operators (analog, digital, GSM) and fixed line operators. Typical customers purchase network capacity from network operators for resale. IBT focused on achieving growth by penetrating projected wireless subscriber growth in emerging markets, particularly the rapidly developing small network operator market in Asia-Pacific. The Company decided that it would deploy all its resources to achieving growth in the internet media solutions sector and divest of its IBT assets which would have necessitated considerable resources to penetrate new markets

Master Option Agreement

        Part of the compensation packages originally offered to the Company’s former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Mamma.com Inc., Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the “Master Option Agreement”). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of the Company’s investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the option will expire.

Exchange Controls

        There is no Canadian law, government decree or regulation that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.

        There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment

Sequential Page No: 68 of 350
Exhibits: Page 123

Act if the value of the assets of the Company equalled or exceeded $223,000,000 Canadian for investments made in 2003. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

        Certain transactions involving Common Shares of the Company would be exempt from the Investment Act, including, without limitation: (a) an acquisition of Common Shares of the Company if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company’s business in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company’s business by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests (as defined in the Investment Act), remains unchanged.

Taxation

        The following is a summary of certain income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the “ITA”). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (i) is neither resident nor deemed to be resident in Canada, but is resident in the United States for the purposes of the Canada – United States Income Tax Convention (1980) (the “Treaty”); (ii) deals at arm’s length with Mamma.com Inc. and is not affiliated with Mamma.com Inc.; (iii) does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (iv) is not an insurer or a financial institution .

        For United States federal income tax purposes, a United States corporation, citizen or resident alien generally will realize, to the extent of the Company’s current or accumulated earnings and profits, taxable ordinary income on the receipt of cash dividends on the Common Shares equal to the gross amount of such dividends without reduction for any Canadian withholding tax. Subject to certain limitations, such withholding tax generally may be credited, against the holder’s United

Sequential Page No: 69 of 350
Exhibits: Page 123

States federal income tax liability or, alternatively, may be deducted in computing the holder’s United States federal taxable income. Dividends paid on the Common Shares will not be eligible for the “dividends received” deduction, available under certain circumstances to United States corporations.

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

        A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a prescribed exchange under the Regulations to the ITA, the Common Shares will not be “taxable Canadian property” to a holder, unless the holder, together with persons with whom the holder did not deal at arm’s length for the purposes of the ITA owned or had interests in or options in respect of 25% or more of the shares of any class or series of the capital stock of the company at any time during the five-year period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

        For United States federal income tax purposes, upon a sale or exchange of a common share, a holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the holder’s tax basis in such common share. For non-corporate taxpayers, the maximum tax rates imposed are 15% on net capital gains and 35% on ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer’s income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions which may increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. Holders of Common Shares must consult their own tax advisers to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

Sequential Page No: 70 of 350
Exhibits: Page 123

Documents on Display

        Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company’s operating subsidiaries. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Daniel Bertrand, Vice-President and Chief Financial Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Currency Risk

        The Company has subsidiaries located in Canada, United Kingdom and Australia where the local currency is used. Our exposure to foreign exchange rate fluctuation is partially hedged by the fact of having different currencies versus the U.S. dollars. No forward exchange contracts are used to sell currencies at fixed forward rates.

        Interest Rate Risk

        The Company has only short term deposits bearing interests at rates between 0.8% and 0.9%. No financial instruments are used.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

Sequential Page No: 71 of 350
Exhibits: Page 123

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                      USE OF PROCEEDS

        Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chairman and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

        We have carried out an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 20-F (the “Evaluation Date”).

        Based upon that evaluation, the Chairman and Chief Executive Officer and Executive Vice-President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date.

(b)	Changes in Internal Controls.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.     [RESERVED]

ITEM 17.     FINANCIAL STATEMENTS

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 25.

Sequential Page No: 72 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)

Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in U.S. dollars)

Sequential Page No: 73 of 350
Exhibits: Page 123

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 (514) 205 5000 Facsimile +1 (514) 876 1502

Independent Auditors’ Report

To the Shareholders of
Mamma.com Inc.

We have audited the consolidated balance sheets of Mamma.com Inc. (formerly Intasys Corporation) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Montréal, Quebec, Canada
February 24, 2004, (except for note 26, which is as of April 15, 2004)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2 to the consolidated financial statements. Our report to the Shareholders dated February 24, 2004, (except for note 26, which is as of April 15, 2004) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Montréal, Quebec, Canada
February 24, 2004, (except for note 26, which is as of April 15, 2004)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Sequential Page No: 74 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Balance Sheets
As at December 31, 2003 and 2002

(expressed in U.S. dollars)

	2003 $	2002 $
Assets
Current assets
Cash and cash equivalents	4,489,077	3,804,323
Accounts receivable (note 6)	2,303,212	962,618
Prepaid expenses	89,739	80,835
Future income taxes (note 19)	264,014	270,254
Current assets of discontinued operations (note 4)	921,980	1,509,411

	8,068,022	6,627,441
Future income taxes (note 19)	232,968	--
Assets of discontinued operations (note 4)	200,802	254,511
Investments (note 7)	1,085,286	1,085,286
Property, plant and equipment (note 8)	367,464	385,606
Intangible assets (note 9)	935,562	923,535
Goodwill (note 9)	846,310	694,835

	11,736,414	9,971,214

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	2,252,242	1,916,099
Deferred revenue	140,727	115,196
Liabilities of discontinued operations (note 4)	1,323,307	1,238,724

	3,716,276	3,270,019

Contingencies and commitments (note 22)
Shareholders' Equity
Capital stock (note 12)
Authorized
Unlimited common shares
Issued and outstanding - 6,508,610 common shares (2002 - 6,094,842)	70,522,179	69,873,994
Additional paid-in capital (note 13)	1,166,814	750,111
Deferred stock-based compensation (note 13)	(262,806)	(10,667)
Cumulative translation adjustment	441,564	(275,693)
Deficit	(63,847,613)	(63,636,550)

	8,020,138	6,701,195

	11,736,414	9,971,214

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
Executive Chairman of the Board	Director and Chair of the Audit Committee

Sequential Page No: 75 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)

	2003 $	2002 $	2001 $
Revenue (note 15)	8,938,863	4,222,352	4,195,342

Expenses
Cost of revenues, selling and administrative	7,847,339	4,660,903	5,495,593
Net research and development (note 20)	599,379	534,332	505,076
Amortization of property, plant and equipment	140,090	148,435	232,460
Amortization of intangible assets	178,509	38,196	7,352
Amortization and impairment of goodwill	--	--	7,455,353
Restructuring charges (recovery) (note 11)	--	(70,453)	161,963
Interest income	(16,197)	(59,712)	(186,156)
Interest expense	--	5,542	5,407
Losses of companies subject to significant influence	--	--	748,972
Realized gain on disposal of marketable securities	--	(73,383)	(101,581)
Unrealized loss on marketable securities, investments
and write-down of advances (note 16)	--	82,616	4,903,899
Non-controlling interest	--	--	(177,698)
Loss on foreign exchange	210,888	12,536	27,653
Realized gain on disposal of investment	(32,499)	--	--

	8,927,509	5,279,012	19,078,293

Earnings (loss) from continuing operations
before income taxes	11,354	(1,056,660)	(14,882,951)
Recovery of income taxes (note 19)
Current	--	(2,318)	(8,633)
Future	(77,636)	(271,464)	--

Net earnings (loss) from continuing operations	88,990	(782,878)	(14,874,318)
Results of discontinued operations	(300,053)	465,884	267,635

Net loss for the year	(211,063)	(316,994)	(14,606,683)

Basic and diluted earnings (loss) per share from
continuing operations	0.01	(0.18)	(4.63)
Basic and diluted earnings (loss) per share from
discontinued operations	(0.04)	0.11	0.08

Basic and diluted net loss per share	(0.03)	(0.07)	(4.55)

The accompanying notes are an integral part of these consolidated financial statements.

Sequential Page No: 76 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Operations…...continued
For the years ended December 31

(expressed in U.S. dollars)

Following is a summary of reported net loss and per share figures adjusted to exclude amortization expense related to goodwill:

	2003 $	2002 $	2001 $
Reported net loss	(211,063)	(316,994)	(14,606,683)
Amortization of goodwill	--	--	6,200,000

Adjusted net loss	(211,063)	(316,994)	(8,406,683)

Basic and diluted net loss per share:
Reported net loss	(0.03)	(0.07)	(4.55)
Amortization of goodwill	--	--	(1.93)

Adjusted net loss	(0.03)	(0.07)	(2.62)

Sequential Page No: 77 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Shareholders’ Equity

(expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Deficit $
Balance, December 31, 2000	2,717,960	63,502,772	2,180,976	--	(170,304)	(48,712,873)
Shares issued for acquisition
of minority interest in
Mamma.com Enterprises	436,898	1,092,245	38,975	--	--	--
Shares issued to a
subsidiary's officer	100,000	164,000	--	--	--	--
Shares issued on private
placement	600,000	756,881	69,000	--	--	--
Shares and warrants issued for
brokerage fees	54,000	68,119	6,000	--	--	--
Shares issued for financial
services	150,000	324,000	214,363	(418,727)	--	--
Expired warrants	--	2,169,764	(2,169,764)	--	--	--
Translation adjustment for the
year	--	--	--	--	(72,901)	--
Net loss for the year	--	--	--	--	--	(14,606,683)

Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes on shares
and warrants issued for
financial services	--	(54,114)	(214,363)	408,060	--	--
Shares and warrants issued on
private placement	1,893,939	1,912,879	587,121	--	--	--
Shares and warrants issued for
financial services	142,045	143,465	44,034	--	--	--
Forfeited options	--	6,231	(6,231)	--	--	--
Share issue costs	--	(212,248)	--	--	--	--
Translation adjustment for the
year	--	--	--	--	(32,488)	--
Net loss for the year	--	--	--	--	--	(316,994)

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effect of changes on shares
and warrants issued for
financial services	--	6,333	--	10,667	--	--
Warrants issued for financial
services	--	--	84,566	--	--	--
Options granted	--	--	388,391	(376,171)	--	--
Amortization of deferred
stock-based compensation	--	--	--	113,365	--	--
Options exercised	129,678	185,887	(12,220)	--	--	--
Warrants exercised	284,090	455,965	(44,034)	--	--	--
Translation adjustment for the
year	--	--	--	--	717,257	--
Net loss for the year	--	--	--	--	--	(211,063)

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)

The accompanying notes are an integral part of these consolidated financial statements.

Sequential Page No: 78 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)

	2003 $	2002 $	2001 $
Cash flows from
Operating activities
Net earnings (loss) from continuing operations	88,990	(782,878)	(14,874,318)
Adjustments for
Amortization of property, plant and equipment	140,090	148,435	232,460
Amortization of intangible assets	178,509	38,196	7,352
Amortization and impairment of goodwill	--	--	7,455,353
Impairment of property, plant and equipment	--	--	54,151
Realized loss (gain) on disposal of property, plant
and equipment	(455)	784	(14,417)
Realized gain on disposal of marketable securities	--	(73,383)	(101,581)
Realized gain on disposal of investment	(32,499)	--	--
Employee stock-based compensation	94,654	--	--
Former Board member compensation paid by issuance
of capital stock	12,220	--	--
Non-controlling interest	--	--	(177,698)
Interest income on investments and management fees	--	(33,477)	(33,080)
Losses of companies subject to significant influence	--	--	748,972
Unrealized loss on marketable securities, investments and
write-down of advances (note 16)	--	82,616	4,903,899
Financial fees paid by issuance of capital stock and
warrants	101,566	139,583	119,636
Advance to a public company subject to significant
influence	--	--	(452,085)
Future income taxes	(77,636)	(271,464)	--
Non-refundable tax credits	(77,925)	--	--
Change in non-cash working capital items (note 18)	(969,323)	736,717	2,232,168

Cash from (used for) operating activities from continuing
operations	(541,809)	(14,871)	100,812

Cash from (used for) operating activities from discontinued	473,635	741,937	(242,294)
operations (note 4)

	(68,174)	727,066	(141,482)

Investing activities
Business acquisitions	--	(1,625,151)	(1,422,167)
Purchase of intangible assets	(3,026)	(51,086)	(10,498)
Investments	--	(1,612)	(588,594)
Proceeds on disposal of investments	32,499	--	--
Proceeds on disposal of property, plant and equipment	1,199	191	85,577
Purchase of property, plant and equipment	(47,432)	(48,875)	(75,348)

Cash used for investing activities from continuing
operations	(16,760)	(1,726,533)	(2,011,030)

Cash used for investing activities from discontinued	(65,973)	(43,734)	(110,059)
operations (note 4)

	(82,733)	(1,770,267)	(2,121,089)

Financing activities
Redemption of equity of a subsidiary	--	--	(3,210)
Issuance of capital stock	585,598	2,500,000	900,000
Share issue costs	--	(24,749)	--

	585,598	2,475,251	896,790

Effect of foreign exchange rate changes on cash
and cash equivalents	250,063	58,201	(95,353)

Change in cash and cash equivalents during the year	684,754	1,490,251	(1,461,134)
Cash and cash equivalents - Beginning of year	3,804,323	2,314,072	3,775,206

Cash and cash equivalents - End of year	4,489,077	3,804,323	2,314,072

Cash and cash equivalents comprise:
Cash	2,265,000	1,287,364	646,794
Short-term deposits	2,224,077	2,516,959	1,667,278

	4,489,077	3,804,323	2,314,072

Supplemental disclosure of cash flow information
Cash paid for interest - continuing operations	--	4,268	13,891

The accompanying notes are an integral part of these consolidated financial statements.

Sequential Page No: 79 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

1           Nature of business

Mamma.com Inc. (formerly Intasys Corporation) (the “Company”) is focused on innovative direct on-line Internet electronic marketing, with customers located mainly in the United States, through its wholly owned subsidiary, Mamma.com Enterprises (formerly Mamma.com Inc.) (“Mamma”). Its wholly owned subsidiary, Intasys Billing Technologies (“IBT”), provides global wireless Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia, the United States and Canada. The Company decided to sell IBT in 2003 and the divesture was completed on February 12, 2004. Therefore, IBT has been presented as discontinued operations (see note 4). The Company also holds minority interests in companies operating in the analog-integrated circuit products, new media and telecommunications sectors.

On January 6, 2004, the Company changed its name from Intasys Corporation to Mamma.com Inc.

2          Change in accounting policy

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures for these prior years as if the fair value method of accounting had been applied.

3          Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 25.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated on consolidation.

Sequential Page No: 80 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

b)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, annual goodwill impairment test, impairment of long-lived assets, stock-based compensation costs and valuation of investments. Actual results could differ from those estimates.

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original terms to maturity of 90 days or less as of the date of acquisition.

d)	Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the statement of operations as a reduction of the related expenses. The refundable portion of tax credits is recorded in the year in which the expenditures are incurred. The non-refundable portion of tax credits is recorded in the year in which the related expenditures are incurred, provided there is reasonable assurance of realization.

e)	Investments

The Company’s investments in non-controlled investee companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. If the Company does not have the ability to exercise significant influence, the investment is accounted for using the cost method.

f)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Duration of lease

Sequential Page No: 81 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

g)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Brand names	20%
Acquired technology	20%
Customer list	10%
Software	30%

h)	Goodwill

Goodwill represents the excess of purchase price of businesses acquired over the fair value of the underlying net identifiable assets acquired. Goodwill related to business combinations initiated or completed prior to July 1, 2001 was amortized on a straight-line basis over the estimated useful life of a maximum of three years. All goodwill related to such acquisitions was written off in 2001. Goodwill related to business combinations is not amortized.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate an impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management has selected November 30 as the date of its annual impairment test for goodwill.

i)	Impairment of long-lived assets

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

Sequential Page No: 82 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)
j)	Revenue recognition

The Company recognizes revenue from search services, banner advertising and sponsorships when the following criteria are satisfied:

i) ii) iii) iv)	the fee is fixed or determinable; collectibility is probable; the revenue is not subject to forfeiture, refund or other concessions; and there is a signed contract.

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

IBT recognizes revenue from the sale of software licences and related post-contract customer support and other related services in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”. Fees from arrangements involving licences, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licences is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered probable. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

k)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2003 and 2002.

Sequential Page No: 83 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

l)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

m)	Foreign currency translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in the cumulative translation adjustment. Changes in the cumulative translation adjustment during the year result solely from the application of this translation method.

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

The Company maintains a defined benefits plan which provides group medical, dental and insurance benefits for current employees. Under this plan, the Company pays a fixed annual premium per employee. An employee’s entitlement to benefits ceases upon termination of employment with the Company. The amount of expense recognized in 2003, 2002 and 2001 for these plans is summarized as follows:

	2003 $	2002 $	2001 $

Benefit expense	50,552	38,802	33,585

Sequential Page No: 84 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

p)	Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding post-consolidation (note 12) during the year.

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

q)	New accounting standards (Canadian)

i)	Revenue recognition

In December 2003, the Emerging Issues Committee of the CICA issued three interrelated revenue recognition abstracts outlining guidance to recognizing revenue from arrangements with multiple deliverables and accounting for separately priced extended warranty and product maintenance contracts, as well as highlighting principles set forth in SAB 101 that are generally appropriate as interpretive guidance on the application of the current CICA recommendations related to revenue recognition. This new guidance, which applies to the Company for fiscal 2004, and may be applied prospectively, is not expected to have any significant impact on the Company’s revenue recognition policies or practices.

ii)	Hedging relationships

The CICA has issued AcG-13, “Hedging Relationships”, which sets out the Accounting Standards Board’s views on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting as well as the discontinuance of hedge accounting. This guideline, which should be applied to hedging relationships in effect in fiscal years commencing on or after July 1, 2003, supplements and interprets certain existing requirements related to hedge accounting and establishes certain conditions as to when hedge accounting may be applied. This new guideline is not expected to have any significant impact on the Company’s financial statements.

Sequential Page No: 85 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

iii)	Variable interest entities

The CICA has also issued AcG-15, “Consolidation of Variable Interest Entities”, which sets out criteria to be used to identify the parent company of variable interest entities. AcG-15 requires that the party that has the majority of the risk exposure related to a variable interest entity (often referred to as a “special purpose entity”) is presumed to control that entity and must consolidate it. These new rules, which are intended to harmonize Canadian guidance with existing guidance in the U.S., are effective for interim or annual reporting periods beginning on or after November 1, 2004. Since the Company does not currently have any such structures, this new interpretation is not expected to have any impact on the Company’s financial statements.

r)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

4          Discontinued operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The Board of Directors had previously approved the plan to divest IBT in order to concentrate exclusively on its profitable and growing metasearch engine and on-line marketing business, Mamma.com Enterprises. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the year ended December 31, 2003 have been reclassified in order to comply with this new basis of presentation. The transaction was completed on February 12, 2004 (note 26(b)).

Sequential Page No: 86 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

             Summary of assets and liabilities of discontinued operations

	As at December 31, 2003 $	As at December 31, 2003 $

Current assets
Accounts receivable	831,310	1,415,270
Other current assets	90,670	94,141

	921,980	1,509,411

Assets
Property, plant and equipment	200,802	254,511

Liabilities
Accounts payable and accrued liabilities	982,452	897,252
Deferred revenue	49,611	339,238
Reserve for restructuring	--	2,234
Income taxes payable	291,244	--

	1,323,307	1,238,724

             Summary of discontinued operations

	2003 $	2002 $	2001 $

Revenue	6,493,986	7,602,630	7,770,067
Earnings (loss) before income taxes	(32,220)	465,884	180,991
Net earnings (loss)	(300,053)	465,884	267,635

5          Business acquisitions

a)	Purchase of focusIN assets

On November 27, 2002, the Company acquired through its subsidiary Mamma.com Enterprises certain of the assets of the focusIN business of ZAQ Inc. in exchange for total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in these financial statements from the above-noted date of acquisition. focusIN provides on-line media placement services.

Sequential Page No: 87 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

The assets acquired were as follows:

$

Property, plant and equipment	31,287
Intangible assets
Brand name	291,156
Technology	252,208
Customer list	351,175
Goodwill	699,325

1,625,151

Approximately $521,000 of the above-noted goodwill is deductible for income tax purposes.

b)	Purchase of Mamma.com Enterprises

On July 6, 2001, the Company acquired the remaining 31% minority shareholder’s interest in Mamma.com Enterprises for a cash consideration of $1,263,946 and issuance from treasury of 436,898 common shares of the Company valued at $2.50 each. This step acquisition was accounted for using the purchase method. Simultaneously, the Company acquired all the outstanding options of Mamma.com Enterprises’ interest for a cash consideration of $158,221 and issuance of 42,977 options of the company. The purchase price of the remaining shareholders’ interest in Mamma.com Enterprises resulted in recording an additional $1,255,353 of goodwill. In December 2001, the Company wrote off all remaining goodwill related to Mamma.com Enterprises.

6          Accounts receivable

Accounts receivable comprise the following:

	2003 $	2002 $

Trade accounts receivable	2,433,064	971,436
Allowance for doubtful accounts	(203,129)	(61,537)

	2,229,935	909,899
Other	73,277	52,719

	2,303,212	962,618

Sequential Page No: 88 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

7          Investments

a)	Investments comprise the following:

	2003 $	2002 $

LTRIM Technologies Inc. (4,891,686 Class "A"
common shares and 359,281 Class "A"
preference shares), at cost	1,085,286	1,085,286
Tri-Link Technologies Inc. (4,054,874 Preference shares)(i)	--	--
TECE, Inc. (5,000,000 Common shares) (i)	--	--
uPath.com Inc. (as at December 31, 2002 - 2,783,505 Class "A" shares) (ii)	--	--

	1,085,286	1,085,286

i)	In 2001 and 2002, due to a permanent impairment in value, the Company wrote off its investments in Tri-Link Technologies Inc. and TECE, Inc.

ii)	On August 28, 2003, the Company sold its entire investment in uPath.com Inc. for CA$45,000 (US$32,499). As this investment had been written off in its entirety in 2002 due to a permanent impairment in value, the gain on disposal of the investment amounted to $32,499.

b)	Master option agreement

Part of the compensation packages originally offered to the Company’s former President and former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives. On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred to the former CEO and Chairman all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001, the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys’ investment in Tri-Link Technologies Inc. and LTRIM Technologies Inc. up until December 31, 2002 for a total cash consideration of $410,425. Thereafter, this percentage and the exercise price are reduced to 5% and $136,808 respectively through February 28, 2004, at which time the option will expire.

The fair value of these options was initially estimated using the Black-Scholes option pricing model and recorded as a liability. Since the terms of these options are variable, the fair value of these options is re-evaluated at each balance sheet date with any resulting adjustment to the fair value being included in the statement of operations. As a result, in 2003, the statement of operations includes a reversal of expenses recorded in previous years of $4,866. The statement of operations in 2002 includes a reversal of expenses recorded in previous years for an amount of $195,134 and expenses of $56,613 in fiscal year 2001.

Sequential Page No: 89 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

8          Property, plant and equipment

			2003

	Cost $	Accumulated amortization $	Net $
Computer equipment	1,004,476	695,220	309,256
Furniture and fixtures	83,712	45,928	37,784
Leasehold improvements	87,181	66,757	20,424

	1,175,369	807,905	367,464

			2002

	Cost $	Accumulated amortization $	Net $
Computer equipment	798,997	484,354	314,643
Furniture and fixtures	69,627	30,091	39,536
Leasehold improvements	71,577	40,150	31,427

	940,201	554,595	385,606

9          Goodwill and other intangible assets

a)	Intangible assetsa)

			2003

	Cost $	Accumulated amortization $	Net $
Brand names	412,869	103,396	309,473
Acquired technology	305,217	71,218	233,999
Customer list	424,985	49,582	375,403
Software	53,664	36,977	16,687

	1,196,735	261,173	935,562

Sequential Page No: 90 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)
2002

	Cost $	Accumulated amortization $	New $

Brand names	338,973	17,096	321,877
Acquired technology	250,588	8,353	242,235
Customer list	348,920	5,815	343,105
Software	41,379	25,061	16,318

	979,860	56,325	923,535

b)	Goodwill

The changes in the carrying amount of goodwill for Media Solutions for the years ended December 31, 2003 and 2002 are as follows:

$
Balance - December 31, 2001	--
Goodwill resulting from 2002
business acquisition (note 5(a))	699,325
Currency translation adjustment	(4,490)

Balance - December 31, 2002	694,835
Currency translation adjustment	151,475

Balance - December 31, 2003	846,310

Sequential Page No: 91 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

10          Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2003 $	2002 $
Trade accounts payable	1,473,449	1,044,610
Other
Accrued employee costs	328,250	190,138
Directors and officers payable	225,543	106,351
Other (note 22(a))	225,000	575,000

	2,252,242	1,916,099

11          Restructuring charges

In 2001, the Company continued to reduce its fixed costs by terminating certain employees and moving its head office to premises occupied by its subsidiary Mamma.com Enterprises.

In 2002, $70,453 of charges related to the restructuring of the Investment Management segment were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations.

The following table summarizes the changes in the reserve for restructuring:

	Write-down of property, plant and equipment $	Severance costs $	Facilities' closure costs $	Total $
Balance - December 31, 2000	--	--	350,000	350,000
Restructuring charges	54,151	13,591	94,221	161,963
Payments	--	(13,591)	(345,666)	(359,257)
Non-cash asset write-down	(54,151)	--	--	(54,151)

Balance - December 31, 2001	--	--	98,555	98,555
Payments	--	--	(28,102)	(28,102)
Reversal of excess restructuring accruals to earnings	--	--	(70,453)	(70,453)

Balance - December 31, 2002 and 2003	--	--	--	--

Sequential Page No: 92 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

12          Capital stock

On July 11, 2001, the Board of Directors, upon approval of the shareholders, approved articles of amendment consolidating the Company’s issued and outstanding common shares on a basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The reverse stock split was effective immediately. All references in the financial statements and notes thereto regarding the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split. Any dividends, if and when declared, will be declared and payable in U.S. dollars.

a)	Stock options

The Company’s stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan, and will designate the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant.

Information with respect to stock option activity for 2001, 2002 and 2003 is as follows:

	Number of options	Weighted average exercise price $
Outstanding - December 31, 2000	302,525	11.10
Granted	451,750	2.29
Forfeited	(302,525)	11.10

Outstanding - December 31, 2001	451,750	2.29
Granted	135,000	1.14
Forfeited	(209,570)	2.56

Outstanding - December 31, 2002	377,180	1.76
Granted	227,500	2.71
Forfeited	(28,357)	1.74
Exercised	(129,678)	1.34

Outstanding - December 31, 2003	446,645	2.37

Sequential Page No: 93 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

On July 18, 2001, 14,375 options post-consolidation held by employees were repriced whereby the employees forfeited their existing options and received new options on the same date with different vesting periods and exercise prices. As at December 31, 2003, 2,375 repriced options were still outstanding.

Details of stock options outstanding as at December 31, 2003 are as follows:

	Outstanding options			Exercisable options
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

1.10 - 1.53	210,395	7.55	1.44203,728	1.44
1.99 - 2.57	129,500	9.18	2.25	--	--
3.58	88,000	6.85	3.58	--	--
8.00 - 9.00	18,750	0.15	8.00	18,750	8.00

	446,645	7.58	2.37	222,478	1.99

As at December 31, 2002 and 2001, there were 320,429 and 315,825 options exercisable at weighted average prices of $1.80 and $2.67, respectively.

b)	Pro forma stock-based compensation disclosures

As described in note 2, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. Following is a summary of what the net loss and related per share figures would have been for 2003, 2002 and 2001 if the Company had applied this change retroactively to all prior years.

	2003 $	2002 $	2001 $
Pro forma net loss	(225,266)	(295,924)	(14,461,478)
Pro forma basic and diluted net loss per share	(0.04)	(0.07)	(4.51)

Sequential Page No: 94 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

The fair values of all options granted during 2003, 2002 and 2001 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 $	2002 $	2001 $
Expected option life (years)	4.04	4.00	3.90
Volatility	82%	76%	90%
Risk-free interest rate	4.00%	3.09%	6.00%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2003, 2002 and 2001 were $2.71, $1.22 and $2.42 per option, respectively.

13           Additional paid-in capital and deferred stock-based compensation

In 2003, the Company granted 105,000 warrants at an average price of $2.50 to Maxim Group, LLC for financial advisory fees, the fair value of which was $84,566 estimated as of grant date using the Black-Scholes pricing model, and charged to expense during the year with a corresponding credit to additional paid-in capital. These warrants vested immediately and expire after three years.

On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which has agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, all of these warrants were returned to the Company for cancellation.

These unvested shares are earned evenly over the 18-month term of the agreement at a rate of 8,333 shares per month. The warrants vest in the same manner, with 13,889 becoming vested each month. In the event the agreement is terminated prior to the expiration of its 18-month term, any unvested shares and warrants remaining as of that date must be returned to the Company for cancellation. Since the terms of the unvested shares and the warrants are variable, the fair value of the unvested shares and warrants is remeasured at each balance sheet date, and deferred stock-based compensation and additional paid-in capital are adjusted accordingly. The cost of the services is recognized as an expense on a monthly basis as the warrants and shares vest, based upon the fair value of the Company’s common shares at the end of each month.

Sequential Page No: 95 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

On December 12, 2002, the Company completed a private placement of 1,893,939 units, each unit consisting of one common share and one A warrant, for total gross proceeds amounting to $2,500,000, or $1.32 per unit. Each A warrant vests immediately, expires on November 30, 2004, and permits the holder to purchase one additional common share of the Company at an exercise price of $1.40 per share. The private placement agreement provides for a reload feature, whereby upon exercise of all of the A warrants, the holders are entitled to receive one new B warrant for each A warrant exercised. The B warrant vests immediately upon issuance, expires on November 30, 2006, and permits the holder to purchase an additional common share at an exercise price of $1.50 per share. As at December 31, 2003, none of the 1,893,939 A warrants had been exercised.

The amounts allocated to the shares and warrants totalled $1,912,878 and $587,121, respectively. These amounts have been allocated based upon the relative fair values of the warrants and shares at the date the units were issued. The estimated fair value of the A and B warrants has been determined using the Binomial option pricing model and the following weighted average assumptions:

	A warrants	B warrants
Risk-free interest rate	3.09	3.96
Expected volatility	76	76
Expected life	2 years	4 years
Expected dividend yield	nil	nil

In addition, in connection with this private placement, the Company issued an additional 142,045 units to the principal agent involved in the transaction as compensation for its services. These additional units have been recorded as share issue costs and charged against capital stock at their fair value of $187,499, or $1.32 per unit. The fair value of each unit has been allocated between the shares and warrants, resulting in $143,465 being credited to capital stock and $44,034 being credited to additional paid-in capital on the same basis as described above.

Sequential Page No: 96 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

Each warrant is convertible into one common share at exercise prices ranging from $1.40 to $3.86 per share. Information with respect to warrant activity for 2001, 2002 and 2003 is as follows:

	Number of warrants	Weighted average exercise price $
Outstanding - December 31, 2000	466,874	46.10
Issued	904,000	2.50
Expired	(465,449)	46.10

Outstanding - December 31, 2001	905,425	2.54
Issued (i)	2,035,984	1.40
Forfeited	(250,000)	2.75

Outstanding - December 31, 2002	2,691,409	1.66
Issued	247,045	1.94
Expired	(655,425)	2.46
Exercised	(284,090)	1.45

Outstanding - December 31, 2003	1,998,939	1.46

(i)	Does not include warrants to be issued in connection with the B warrant reload feature described above.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2003 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise Price $
1.40 - 2.00	1,893,939	0.92	1.40
2.00 - 3.00	105,000	2.50	2.54

	1,998,939	1.00	1.46

Sequential Page No: 97 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

14          Earnings (loss) per share

	2003 $	2002 $	2001 $
Weighted average number of shares - Basic	6,207,360	4,356,751	3,206,996
Additions to reflect the impacts of:
Exercise of stock options	93,854	--	--
Exercise of warrants (i)	1,740,022	--	--

Weighted average number of shares - Diluted	8,041,236	4,356,751	3,206,996

(i) Includes B warrants issuable upon exercise of the A warrants described in note 13.

Options to purchase 18,750 common shares (2002 – 377,180; 2001 – 451,750), warrants to purchase 16,000 common shares (2002 – 2,691,409; 2001 – 905,425) and 8,333 shares (in 2002) issued for brokerage fees have been excluded from the above calculations since they would have an anti-dilutive effect. In 2003, 2002 and 2001, there is no difference between basic and diluted earnings per share figures.

15           Revenue

	2003 $	2002 $	2001 $
Search services	5,776,707	2,698,120	2,749,037
Banner advertising	3,150,883	1,488,399	1,324,463
Other	11,273	35,833	121,842

	8,938,863	4,222,352	4,195,342

16           Unrealized loss on marketable securities, investments and write-down of advances

	2003 $	2002 $	2001 $
Unrealized loss on
Marketable securities	--	--	640,005
Investments	--	51,612	3,356,667
Write-down of advances	--	31,004	907,227

	--	82,616	4,903,899

Sequential Page No: 98 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

17           Statement of cash flows

Financial fees paid in shares in lieu of cash in 2003 amounted to $17,000.

In 2002, the Company’s non-cash investing and financing activities consisted of: shares issued in lieu of fees related to private placement in the amount of $187,499; shares issued in lieu of financial fees in the amount of $98,667; interest income in the amount of $33,477 which was recorded in investments.

In 2001, the Company’s non-cash investing and financing activities consisted of: shares issued on the acquisition of the minority interest in Mamma.com Inc. in the amount of $1,092,245; shares issued in lieu of fees related to a private placement in the amount of $81,000; shares issued in lieu of compensation to a former officer in the amount of $164,000; shares issued in lieu of financial fees in the amount of $72,000 and interest income in the amount of $33,080 which was recorded in investments. The write-down of property, plant and equipment of $54,151 related to restructuring charges in the statement of operations is included in amortization and write-down of property, plant and equipment in the statement of cash flows.

18           Change in non-cash working capital items

	2003 $	2002 $	2001 $
Decrease (increase) in assets
Marketable securities	--	314,026	1,360,873
Accounts receivable	(1,048,337)	(351,351)	1,437,936
Prepaid expenses and other assets	(3,083)	(18,270)	431,775
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	81,709	878,928	(710,746)
Reserve for restructuring	--	(98,555)	(251,445)
Deferred revenue	388	11,939	(36,225)

	(969,323)	736,717	2,232,168

Sequential Page No: 99 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

19           Income taxes

a)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2003 $	2002 $	2001 $
Earnings (loss) from continuing operations
before income taxes	11,354	(1,056,660)	(14,882,951)

Expected provision for (recovery of) income taxes at the statutory rate	3,749	(370,042)	(5,509,668)
Unrecognized benefit of current year tax
losses and undeducted research
and development expenses, and other
temporary differences	465,295	610,441	2,489,026
Benefit of prior years' tax losses not
previously recognized	--	(250,841)	--
Recognition of future benefit of prior years' temporary differences, including tax losses and undeducted research and development expenses	(577,482)	(271,464)	--
Permanent difference, including amortization
and impairment of goodwill and
non-controlling interest	30,802	8,124	3,012,009

Recovery of income taxes	(77,636)	(273,782)	(8,633)

Sequential Page No: 100 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

b)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2003 $	2002 $
Canada
Property, plant and equipment	2,850,585	2,300,010
Non-capital losses (expiring 2004-2010)	5,992,032	4,319,204
Net capital losses (unlimited)	2,518,766	1,749,573
Unrealized impairment losses
on investments	1,373,914	1,741,834
Research and development expenses	274,062	209,741
Goodwill and intangible assets	136,774	72,858
Share issue costs	68,561	177,433
Other	84,631	108,570

	13,299,325	10,679,223

United Kingdom
Net operating losses (unlimited)	34,729	96,259
Property, plant and equipment	2,293	127,629
Other temporary differences	4,988	4,988

	42,010	228,876

United States
Net operating losses (expiring 2017-2024)	1,535,468	1,516,030

Australia
Net operating losses (unlimited)	417,790	456,219
Other temporary differences	52,288	17,849

	470,078	474,068

	15,346,881	12,898,197
Valuation allowance	(14,849,899)	(12,627,943)

Net future income tax asset	496,982	270,254

Presented as:
Current	264,014	270,254
Long-term	232,968	--

	496,982	270,254

Sequential Page No: 101 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

c)	As at December 31, 2003, the Company has accumulated research and development expenses of approximately CA$671,149 (US$518,597) for Federal income tax purposes and CA$948,652 (US$733,023) for provincial income tax purposes which may be carried forward indefinitely and used to reduce taxable income in future years.

d)	As at December 31, 2003, the Company has non-capital loss carryforwards totalling approximately CA$25,000,000 (US$19,316,672) for Federal and provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

Federal (CA$)
2004	1,230,000
2005	2,040,000
2006	5,540,000
2007	5,610,000
2008	4,090,000
2009	3,060,000
2010	3,430,000

e)	As at December 31, 2003, the Company’s U.S. subsidiary has net operating loss carryforwards for Federal income tax purposes totalling approximately US$4,040,000 which may be used to reduce Federal taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$
2017	70,000
2018	1,365,000
2019	2,200,000
2020	395,000
2023	10,000

Sequential Page No: 102 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

20          Net research and development expenses

The following details the net research and development expenses included in the statements of operations:

	2003 $	2002 $	2001 $
Research and development expenses	727,536	555,302	506,956
Less: Refundable tax credits	50,232	20,970	1,880
Future benefit of non-refundable
tax credits	77,925	--	--

	599,379	534,332	505,076

21           Segment information

The Company has two reportable segments: Investment Management and Media Solutions. The Company evaluates each operating segment’s performance based on revenue, expenses and net earnings (loss) for the year.

A summary of the results by reportable segment for the years ended December 31, 2003, 2002 and 2001 follows. In addition, the table which follows summarizes revenues by country. Revenues have been allocated to individual countries/regions based upon the country of residence of the subsidiary providing the product or service.

Segmented assets

The following is a summary of assets by segment:

	2003 $	2002 $
Total assets of Investment Management	4,077,516	4,698,110
Total assets of Media Solutions	6,536,116	3,509,182

Total assets from continuing operations	10,613,632	8,207,292
Total assets of discontinued operations	1,122,782	1,763,922

	11,736,414	9,971,214

Sequential Page No: 103 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

	Investment Management			Media Solutions			Total
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
Revenue	--	--	11,572	8,938,863	4,222,352	4,183,770	8,938,863	4,222,352	4,195,342

Expenses
Cost of revenues, selling and administrative	1,491,854	1,529,559	1,251,521	6,355,485	3,131,344	4,244,072	7,847,339	4,660,903	5,495,593
Net research and development	--	--	--	599,379	534,332	505,076	599,379	534,332	505,076
Amortization of property, plant and equipment	3,397	10,854	63,911	136,693	137,581	168,549	140,090	148,435	232,460
Amortization of intangible assets	--	--	--	178,509	38,196	7,352	178,509	38,196	7,352
Amortization of goodwill	--	--	7,455,353	--	--	--	--	--	7,455,353
Restructuring charges (recovery)	--	(70,453)	161,963	--	--	--	--	(70,453)	161,963
Interest income	(10,902)	(52,816)	(102,887)	(5,295)	(6,896)	(83,269)	(16,197)	(59,712)	(186,156)
Interest expense	--	38	5,407	--	5,504	--	--	5,542	5,407
Share of results of companies subject to significant influence	--	--	748,972	--	--	--	--	--	748,972
Realized gain on disposal of marketable securities	--	(73,383)	(101,581)	--	--	--	--	(73,383)	(101,581)
Unrealized loss on marketable securities, investments and write-down of advances	--	82,616	4,903,899	--	--	--	--	82,616	4,903,899
Non-controlling interest	--	--	(177,698)	--	--	--	--	--	(177,698)
Loss on foreign exchange	3,705	9,037	4,085	207,183	3,499	23,568	210,888	12,536	27,653
Realized gain on disposal of investment	(32,499)	--	--	--	--	--	(32,499)	--	--

	1,455,555	1,435,452	14,212,945	7,471,954	3,843,560	4,865,348	8,927,509	5,279,012	19,078,293

Earnings (loss) from continuing operations before income taxes	(1,455,555)	(1,435,452)	(14,201,373)	1,466,909	378,792	(681,578)	11,354	(1,056,660)	(14,882,951)
Recovery of income taxes
Current	--	--	--	--	(2,318)	(8,633)	--	(2,318)	(8,633)
Future	--	--	--	(77,636)	(271,464)	--	(77,636)	(271,464)	--

Earnings (loss) from continuing operations	(1,455,555)	(1,435,452)	(14,201,373)	1,544,545	652,574	(672,945)	88,990	(782,878)	(14,874,318)

Revenue - Canada	--	--	11,572	8,938,863	4,222,352	4,183,770	8,938,863	4,222,352	4,195,342

Long-lived assets - Canada	4,473	7,870	11,840	2,377,831	1,996,106	506,875	2,382,304	2,003,976	518,715

Sequential Page No: 104 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

Major customers

The Company has one major customer in the Media Solutions segment, from which 10% or more of total revenue is derived. Revenue from this customer amounted to $2,851,005, $670,722 and $803,308 in 2003, 2002 and 2001 respectively.

22           Contingencies and commitments

a)	Contingencies

In July 2000, Intasys, the Company and its wholly owned Delaware subsidiary, Intasys Management Systems, Inc., completed a series of transactions with Lamya Management Limited and related parties pursuant to which, inter alia, the Company acquired rights in certain software, trademarks and other intellectual property rights. Pursuant to this, Intasys Management Systems, Inc. hired Sami Shamma as its President and CEO. In October 2000, Mr. Shamma was terminated for cause and in January 2001, the Company and Intasys Management Systems, Inc. (the “Claimants”) initiated arbitration proceedings against Mr. Shamma and certain other persons and entities related to him (the “Respondents”). The Claimants seek damages in excess of $1,472,553 arising out of Mr. Shamma’s alleged conduct, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate. In addition and further to Mr. Shamma’s termination, the Claimants were entitled to and did purchase the shares previously held by Mr. Shamma in Intasys Management Systems, Inc. As a result of his termination for cause and pursuant to the agreements entered into with Mr. Shamma, these shares were purchased at book value, a nominal amount, and the Company is now the sole shareholder of Intasys Management Systems, Inc.

The Respondents have filed a statement of defence denying the Claimants’ allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The Respondents also claim that the purchase of the above-mentioned shares should be at their fair market value.

Arbitration was held the week of October 21, 2002 and was scheduled to resume and conclude the week of April 1, 2003. Management believed its positions were meritorious and intended to continue to prosecute its claim and defend the Respondents’ counterclaim vigorously.

On January 20, 2004, a memorandum of settlement was signed by both parties and final payment of $225,000 was made. This amount had been fully provided for in the 2002 consolidated financial statements in other accounts payable.

Sequential Page No: 105 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

On May 6, 1996, a claim in an unspecified amount was filed in Florida in connection with the Company’s previously discontinued operations of disinfectant products. In accordance with Florida State law, a mediation hearing took place on December 9, 2002 and was inconclusive. The Company’s motion for a Summary Judgment was heard on March 18, 2003 and was denied. The Company re-filed its motion. The case was scheduled for a jury trial in May 2003. On March 26, 2003, the Company received a letter from the claimant offering to settle all claims related to this matter in exchange for a payment of $350,000. Management decided to accept this offer. Accordingly, an amount of $350,000 had been provided for in the 2002 consolidated financial statements in other accounts payable.

b)	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2003 are as follows:

		$
Years ending December 31,	2004	179,769
	2005	81,443
	2006	13,574

23           Financial instruments

Currency risk

The Company operates internationally and is exposed to market risks principally from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk.

Credit risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash, short-term deposits and accounts receivable. The Company’s cash and short-term deposits are maintained at major financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

The Company is exposed to credit risk on accounts receivable from its customers. The Company and its subsidiaries are engaged primarily in information retrieval on the Internet and on being a provider of on-line marketing solutions to advertisers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2003, approximately 43% of accounts receivable is due from one customer.

Sequential Page No: 106 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments.

Interest rate risk

As at December 31, 2003, the Company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term deposits	Interest rates between 0.12% and 0.94%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

24          Related party transactions

Details of related party transactions not otherwise disclosed in the financial statements are as follows:

	2003 $	2002 $	2001 $
Companies owned by current and/or former directors and/or officers
General and administrative expenses	171,465	183,975	75,537
Reserve for restructuring	--	--	6,276
Company subject to significant influence
Revenue	--	--	10,106
Interest revenue	--	33,477	30,894

25           United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between generally accepted accounting principles as applied in Canada (“Canadian GAAP”) and those applied in the United States (“U.S. GAAP”) as they specifically relate to the Company.

Sequential Page No: 107 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

The following summary sets out the material adjustments to the Company’s reported net loss and net loss per share which would be made to conform with U.S. GAAP:

	2003 $	2002 $	2001 $
Net earnings (loss) from continuing operations
in accordance with Canadian GAAP	88,990	(782,878)	(14,874,318)
Stock-based compensation costs (a)	--	92,000	(92,000)
Write-down of investment (a)	--	--	512,427
Unrealized loss on marketable securities (b)	--	--	254,614
Realized portion of prior year unrealized loss
on marketable securities (b)	--	(1,029,896)	(2,612,023)

Net earnings (loss) from continuing operations	88,990	(1,720,774)	(16,811,300)
in accordance with
U.S. GAAP

Results of discontinued operations	(300,053)	465,884	267,635

Net loss in accordance with U.S. GAAP	(211,063)	(1,254,890)	(16,543,665)

Basic and diluted net earnings (loss) per
share from continuing operations	0.01	(0.40)	(5.24)
Basic and diluted earnings (loss) from
discontinued operations	(0.04)	0.11	0.08

Basic and diluted net loss per share	(0.03)	(0.29)	(5.16)

Other comprehensive income (loss)
Unrealized holding loss on marketable
securities (b)	--	--	(254,614)
Realized portion of prior year unrealized
loss on marketable securities (b)	--	1,029,896	2,612,023
Foreign currency translation adjustment (c)	717,257	(32,488)	(72,901)

	717,257	997,408	2,284,508
Net loss in accordance with U.S. GAAP	(211,063)	(1,254,890)	(16,543,665)

Comprehensive income (loss)	506,194	(257,482)	(14,259,157)

Sequential Page No: 108 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

The effects of these adjustments on the balance sheets of the Company are as follows:

	2003 $	2002 $
Capital stock
Capital stock in accordance with Canadian GAAP	70,522,179	69,873,994
Reduction of stated capital (d)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	87,291,749	86,643,564

Additional paid-in capital
Additional paid-in capital in accordance with
Canadian GAAP	1,166,814	750,111
Stock-based compensation costs (a)
Cumulative effect of prior years	1,673,694	1,765,694
Current year	--	(92,000)
Acquisition of non-controlling interest acquired
during year (a)
Cumulative effect of prior years	(636,004)	(636,004)

Additional paid-in capital in accordance with U.S. GAAP	2,204,504	1,787,801

Deferred stock-based compensation costs in accordance with
Canadian and U.S. GAAP	(262,806)	(10,667)

Accumulated other comprehensive gain (loss) (c)
Cumulative translation adjustment in accordance with Canadian GAAP	441,564	(275,693)
Unrealized holding loss on marketable securities (b)
Cumulative effect of prior years	--	(3,641,919)
Realized portion of previously unrealized holding loss (b)
Prior year	--	2,612,023
Current year	--	1,029,896

Accumulated other comprehensive gain (loss) in accordance with U.S. GAAP	441,564	(275,693)

Deficit
In accordance with Canadian GAAP	(63,847,613)	(63,636,550)
Reduction of stated capital to deficit (d)	(16,769,570)	(16,769,570)
Stock-based compensation costs (a)
Cumulative effect of prior years	(1,550,117)	(1,642,117)
Current year	--	92,000
Unrealized holding loss on marketable securities (b)
Cumulative effect of prior years	--	3,641,919
Realized portion of previously unrealized holding loss (b)
Cumulative effect of prior years	--	(2,612,023)
Current year	--	(1,029,896)
Difference in write-down (a)
Cumulative effect of prior years	512,427	512,427

Deficit in accordance with U.S. GAAP	(81,654,873)	(81,443,810)

Total shareholders' equity in accordance with U.S. GAAP	8,020,138	6,701,195

Sequential Page No: 109 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

Statement of cash flows Under Canadian GAAP, statements of cash flows were prepared on a basis consistent with international accounting standards.

a)	Stock-based compensation costs

Grant of options

As described in note 2, in 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net loss for 2003 under U.S. GAAP as compared to Canadian GAAP.

However, for all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost is recognized. Any such adjustment related to the subsidiary of the Company also creates an adjustment in non-controlling interest, and share of losses of companies subject to significant influence. In addition, any write-down of equity-accounted investments would result in a lower write-down under U.S. GAAP as compared to Canadian GAAP.

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

b)	Marketable securities

Under U.S. GAAP, marketable securities would be classified as “available-for-sale” securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net of tax basis. Under Canadian GAAP, marketable securities are carried at the lower of cost and market value.

c)	Comprehensive loss

U.S. GAAP requires disclosures of comprehensive loss which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classifed in the statement of operations for the year. Under Canadian GAAP, there is no requirement to report comprehensive loss.

Sequential Page No: 110 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

d)	Reduction of stated capital Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

e)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in net earnings (loss) from continuing operations and net loss for the year; however, loss from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be as follows:

	2003 $	2002 $	2001 $
Loss from continuing operations before income taxes	(66,571)	(1,994,556)	(16,819,933)
Recovery of income taxes
Current	--	(2,318)	(8,633)
Future	(155,561)	(271,464)	--

26           Subsequent events

a)	Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises, had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which will be applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations.

Sequential Page No: 111 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

Prior to this change, the functional currency of Mamma.com Enterprises was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 will become the historical basis for those items in subsequent periods.

b)	Sale of IBT’s assets

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The proceeds on disposal amounted to $1,699,185 subject to certain adjustments and contingent consideration. The maximum amount of any contingent consideration is $250,000. In the first quarter of 2004, the Company recorded a gain on the disposal of discontinued operations of approximately $1,588,923 and interim net costs from January 1, 2004 to February 12, 2004 of $614,354 including closing costs.

c)	Exercise of warrants and options

During the period from January 1, 2004 through April 12, 2004, a total of 1,893,939 A warrants have been exercised. Consequently, 1,893,939 B warrants were granted and all of them have been exercised. In connection with the exercise of the A and B warrants, 3,787,878 shares have been issued for a total cash consideration of $5,492,423.

In addition, during this same period, 168,061 options were exercised for total cash proceeds to the Company of $265,872, of which 126,511 options were exercised by insiders of the Company.

d)	Business acquisition

On March 3, 2004, the Company announced that it has signed a letter of intent to acquire Digital Arrow, LLC and High Performance Broadcasting Inc. in exchange for a total consideration of $2,000,000, subject to adjustment based upon the results of the due diligence which has commenced. The purchase price is to be paid 55% in cash, with the balance to be paid by the issuance of common shares of the Company.

Sequential Page No: 112 of 350
Exhibits: Page 123

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

(expressed in U.S. dollars)

e)	Agreement for financial advisory services

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) on a non-exclusive basis as its investment banker and strategic and financial advisor for a period of one year. In consideration for these services, the Company has committed to pay MCF a monthly fee of $5,000 and 10,000 warrants, each warrant to purchase one common share of the Company for the duration of the agreement. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For any transaction completed by the Company with MCF, the Company shall pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for any acquisition transaction shall be $200,000 and $500,000 for any sale transaction.

Sequential Page No: 113 of 350
Exhibits: Page 123

Directors
(as at May 14, 2004)

David Goldman
Executive Chairman of the Board
Mamma.com Inc.
Montréal, Canada

Guy Fauré
President & CEO
Mamma.com Inc.
Montréal, Canada

Claude Forget(1) (2)
Business Consultant
Montréal, Canada

Robert Raich (2)
Managing Partner
Spiegel Sohmer
Montréal, Canada

Irwin Kramer (1)
President and Chief Executive Officer
iCongo.com Inc.
Montréal, Canada

David Schwartz (1)
Senior Lecturer
Bar Ilan University Faculty of Social Sciences
Ramat Gan, Israel	Executive Officers

David Goldman
Executive Chairman of the Board

Guy Fauré
President and Chief Executive Officer
Mamma.com Inc.

Daniel Bertrand
Executive Vice-President and Chief Financial Officer

Patrick Hopf
Vice-President-Business Development

Patrick Gagné
Vice-President-Sales

Joel Lamantia
Vice-President-Operations

(1)  Member, Audit and Finance Committee
(2)  Member, Human Resources, Nominating and Governance Committee

Sequential Page No: 114 of 350
Exhibits: Page 123

Shareholder Information

Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3
Telephone: (416) 361-0152
Fax: (416) 361-0470

Corporate Counsel - United States
Blair & Roach LLP
2645 Sheridan Drive
Tonawanda, New York 14150
USA
Telephone: (716) 834-9181
Fax: (716) 834-9197

Corporate Counsel - Canada Spiegel Sohmer
5 Place Ville Marie, Suite 1203
Montréal, Quebec H3B 2G2
Telephone: (514) 875-2100
Fax: (514) 875-8237

Independent Auditors
PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Quebec H3B 2G4
Telephone: (514) 205-5000
Fax: (514) 205-5675

Annual Meeting
The annual meeting of shareholders will be held at
11:00 a.m. on June 30, 2004 at Spiegel Sohmer, 5 Place
Ville Marie, Suite 1203, Montréal, Quebec Canada.

Public Marketplaces
Small Cap Market(R)of the Nasdaq Stock Market
Third Market Segment of the Frankfurt and
Berlin Stock Exchanges

Trading Symbols
Nasdaq: MAMA
Frankfurt and Berlin Stock Exchanges: MAMA.F

2003 Stock Listing and Prices
                     High               Low
       4th Q    $4.25             $2.47
       3rd Q    $4.91             $2.00
       2nd Q   $2.25             $1.91
       1st Q    $2.35             $1.25

Mamma.com Inc.
388 St. Jacques Street West
8th Floor
Montréal, Quebec, Canada
H2Y 1S1
Telephone: (514) 844-2700
Fax: (514) 874-0886

Sequential Page No: 115 of 350
Exhibits: Page 123

ITEM 18.      FINANCIAL STATEMENTS         Not applicable.   See Item 17 above.

ITEM 19.     EXHIBITS

        The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.0*	Article of Incorporation of Mamma.com Inc.

1.1	Articles of Incorporation of Intasys Corporation, as amended. (Filed as exhibit 1.1 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

1.2	By laws of Intasys Corporation, as amended. (Filed as exhibit 1.2 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.1	Placement Agreement entered into as of October 30, 2002, between Intasys Corporation and Lines Overseas Management Limited relating to the arrangement of the financing referred to in Exhibit 4.2 below. (Filed as exhibit 4.1 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.2	Form of subscription agreements entered into as of October 30, 2002 between private investors and Intasys Corporation, including the form of warrants issued pursuant thereto. (Filed as exhibit 4.2 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.3	Asset Purchase Agreement entered into at the city of Montréal, province of Quebec on the 27 day of November, 2002 between ZAQ Interactive Solutions Inc., ZAQ Inc. and Mamma.com Inc. (Filed as exhibit 4.3 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.4	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002. (Filed as exhibit 4.5 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.5	Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003, the Amended Agreement dated May 5, 2003 and the termination letter regarding the investment banking agreement. (Filed as exhibit 4.4 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.6	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003. (Filed as exhibit 4.6 to Intasys Corporation's Report on Form 20-F, filed on June 30, 2003.)

4.7*	Asset Purchase Agreement dated January 27, 2004 (without Exhibits and Schedules), the Amendment to Asset Purchase Agreement dated February 12, 2004, the Escrow Agreement dated February 12, 2004 and the Indemnity Agreement dated February 12, 2004.

_________________________________________________________________________
  *  Filed as an Exhibit to this Annual Report on Form 20-F for the fiscal year end December 2003.

Sequential Page No: 116 of 350
Exhibits: Page 123

4.8*	Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letter.

8.1*	List of Subsidiaries of Mamma.com Inc.

11*	Code of Ethics

12.1*	302 Certifications.

12.2*	Consent of Independent Auditors.

______________________________________________________________________________________________________________________

    *  Filed as an Exhibit to this Annual Report on Form 20-F for the fiscal year end December 2003.

Sequential Page No: 117 of 350
Exhibits: Page 123

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: May 14, 2004

By:	MAMMA.COM INC. /s/ Daniel Bertrand —————————————— Name: Daniel Bertrand Title: Executive Vice-President and Chief Financial Officer

Sequential Page No: 118 of 350
Exhibits: Page 123

CERTIFICATIONS

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

I, Guy Fauré, certify that:

1.	I have reviewed this annual report on Form 20-F of Mamma.com Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize, and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

Sequential Page No: 119 of 350
Exhibits: Page 123

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions, with regard to significant deficiencies and material weaknesses.

Date: May 14, 2004

s/s Guy Fauré Guy Fauré President and Chief Executive Officer

Sequential Page No: 120 of 350
Exhibits: Page 123

CERTIFICATIONS

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of theSarbanes-Oxley
Act of 2002

I, Daniel Bertrand, certify that:

1.	I have reviewed this annual report on Form 20-F of Mamma.com Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize, and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

Sequential Page No: 121 of 350
Exhibits: Page 123

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions, with regard to significant deficiencies and material weaknesses.

Date: May 14, 2004

s/s Daniel Bertrand Daniel Bertrand Executive Vice-President and Chief Financial Officer

Sequential Page No: 122 of 350
Exhibits: Page 123