Form 20-F
MAMMA COM INC
filed 2005-05-31
CIK 839435

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

0-17164
(Commission file number)

MAMMA.COM INC.
(Exact name of registrant as specified in its charter)

(FORMERLY INTASYS CORPORATION)

PROVINCE OF ONTARIO (CANADA)
(Jurisdiction of incorporation or organization)

388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada, H2Y 1S1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of May 12, 2005:

12,263,029 Common Shares

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

NOT APPLICABLE.

EXPLANATORY NOTES

On January 6, 2004, the Company changed its name from Intasys Corporation to Mamma.com Inc. At the same time, its subsidiary changed its name from Mamma.com Inc. to Mamma.com Enterprises Inc. Therefore, in order to avoid any confusion in this document, the Company will use the name Mamma.com Inc. in reference to the parent company and Mamma.com Enterprises Inc. for its subsidiary. On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company.

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

SPECIAL NOTE ON FORWARD- LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “BELIEVES,” “EXPECTS,” “MAY,” “DESIRES,” “WILL,” “SHOULD,” “PROJECTS,” “ESTIMATES,” “CONTEMPLATES,” “ANTICIPATES,” “INTENDS,” OR ANY NEGATIVE SUCH AS “DOES NOT BELIEVE” OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ SMALLCAP MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; AND THE ADVERSE RESOLUTION OF LITIGATION. DEVELOPMENTS IN THE SEC INQUIRY, PURPORTED CLASS ACTION LITIGATION OR RELATED EVENTS COULD HAVE A NEGATIVE IMPACT ON THE COMPANY, INCREASE COMPANY EXPENSES OR CAUSE EVENTS OR RESULTS TO DIFFER FROM CURRENT EXPECTATIONS. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR THE ONTARIO SECURITIES COMMISSION (“OSC”) RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM, OR THE COMPANY’S WEBSITE AT WWW.MAMMAINC.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PERIOD-TO- PERIOD COMPARISONS

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

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3.     KEY INFORMATION

Consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002, and consolidated balance sheet data as at December 31, 2004 and 2003 is derived from the audited consolidated financial statements included in item 17, all other financial information below is not included in item 17.

CANADIAN GAAP
YEAR ENDED DECEMBER 31ST

Consolidated Statement of	2004	2003	2002	2001	2000
Operation Data	$	$	$	$	$
Revenue	15,808,999	8,938,863	4,222,352	4,195,342	7,672,270
Earnings (loss) from continuing
operations	60,411	88,990	(782,878)	(14,874,318)	(27,499,869)
Results of discontinued operations	1,043,996	(300,053)	465,884	267,635	(4,736,623)
Net earnings (loss) for the year	1,104,407	(211,063)	(316,994)	(14,606,683)	(32,236,492)
Basic and diluted earnings
(loss) per share from
continuing operations	0.01	0.01	(0.18)	(4.63)	(10.21)
Basic and diluted earnings
(loss) per share from
discontinued operations	0.09	(0.04)	0.11	0.08	(1.76)
Basic and diluted net earnings
(loss) per share	0.10	(0.03)	(0.07)	(4.55)	(11.97)
Weighted average number of
shares - basic	10,758,604	6,207,360	4,356,751	3,206,996	2,692,364
Weighted average number of
shares - diluted	11,209,906	8,041,236	4,356,751	3,206,996	2,692,364

Consolidated Balance	2004	2003	2002	2001	2000
Sheet Data	$	$	$	$	$
Total assets	35,166,098	11,736,414	9,971,214	7,139,984	23,642,904
Total liabilities	3,130,526	3,716,276	3,270,019	2,704,141	6,842,333
Net Assets	32,035,572	8,020,138	6,701,195	4,435,843	16,800,571
Working capital	27,528,003	4,351,746	3,357,422	2,202,718	5,898,756
Capital stock	90,496,088	70,522,179	69,873,994	68,077,781	63,502,772
Additional paid-in capital	5,255,249	1,166,814	750,111	339,550	2,180,976
Deferred stock-based
compensation	(1,333,443)	(262,806)	(10,667)	(418,727)	--
Cumulative translation
adjustment	360,884	441,564	(275,693)	(243,205)	(170,304)
Accumulated deficit	(62,743,206)	(63,847,613)	(63,636,550)	(63,319,556)	(48,712,873)
Shareholders' equity	32,035,572	8,020,138	6,701,195	4,435,843	16,800,571

Other
Cash Dividends	None	None	None	None	None

U.S. GAAP
YEAR ENDED DECEMBER 31st

Consolidated Statement of	2004	2003	2002	2001	2000
Operation Data	$	$	$	$	$
Revenue	15,808,999	8,938,863	4,222,352	4,195,342	7,672,270
Earnings (loss) from
continuing operations	60,411	88,990	(1,720,774)	(16,811,300)	(25,662,681)
Results of discontinued operations	1,043,996	(300,053)	465,884	267,635	(4,736,623)
Net earnings (loss) for the year	1,104,407	(211,063)	(1,254,890)	(16,543,665)	(30,399,304)
Basic and diluted earnings
(loss) per share from
continuing operations	0.01	0.01	(0.40)	(5.24)	(9.53)
Basic and diluted earnings
(loss) per share from
discontinued operations	0.09	(0.04)	0.11	0.08	(1.76)
Basic and diluted net
earnings (loss) per share	0.10	(0.03)	(0.29)	(5.16)	(11.29)
Weighted average number of
shares - basic	10,758,604	6,207,360	4,356,751	3,206,996	2,692,364
Weighted average number of
shares - diluted	11,209,906	8,041,236	4,356,751	3,206,996	2,692,364

Consolidated Balance	2004	2003	2002	2001	2000
Sheet Data	$	$	$	$	$
Total assets	35,166,098	11,736,414	9,971,214	7,139,984	23,130,477
Total liabilities	3,130,526	3,716,276	3,270,019	2,704,141	6,206,329
Net assets	32,035,572	8,020,138	6,701,195	4,435,843	16,924,148
Working capital	27,528,003	4,351,746	3,357,422	2,202,718	5,898,756
Capital stock	107,265,658	87,291,749	86,643,564	84,847,351	80,272,344
Additional paid-in capital	6,292,939	2,204,504	1,787,801	1,469,240	3,854,670
Deferred stock-based compensation	(1,333,443)	(262,806)	(10,667)	(418,727)	--
Accumulated other comprehensive
gain (loss)	360,884	441,564	(275,693)	(1,273,101)	(3,557,609)
Accumulated deficit	(80,550,466)	(81,654,873)	(81,443,810)	(80,188,920)	(63,645,257)
Shareholders' equity	32,035,572	8,020,138	6,701,195	4,435,843	16,924,148

Other
Cash dividends	None	None	None	None	None

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

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2004, approximately 29% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 33% and 8% of our revenues in 2003 and 16% and 8% of our revenues in 2002. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

We are the subject of an SEC investigation which could depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation described in Item 8 below under the heading “FINANCIAL INFORMATION — SEC Investigation.” The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our company and on how it is perceived by investors and potential investors and negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation and the activities of our Special Independent Committee could negatively affect our results of operations.

Our legal, public relations and accounting expenses have increased considerably with estimated additional expenses in the first quarter of 2005 of approximately $1 million reflecting costs associated with responding to the SEC investigation. In addition, the independent investigation by our Special Independent Committee incurred costs of approximately one-half million dollars. These expenses will adversely impact our first quarter 2005 results. While we are not able to estimate, at this time, the amount of the expenses that we will incur in future connection with the investigation, we expect that they may continue to be significant.

Adverse Results in purported securities class action lawsuits could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our co-branded web site partners for significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits from our association with these co-branded web site partners, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services. The other main competitors are Ask Jeeves, Findwhat, Value Click, FastClick, Burst Media and Tribal Fusion.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenue we generate from our co-branded partner web sites is generally significantly less than the margin on revenue we generate from advertising on our web sites. Additionally, the margin we earn on revenue generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and co-branded web site partners, are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenue from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our net revenues in 2004 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the sixteen-month period ended April 30, 2005, the closing per share price of our Common Shares has varied from $3.26 to $15.90. During that same period, the daily trading volume of our Common Shares has varied between 27,000 and 68,314,304 with an average daily trading of 2,806,539 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net earnings in 2004 and net losses in the previous four years; working capital may be inadequate.

We have reported net earnings in 2004 and net losses in the previous four years. We have been financing operations mainly from funds obtained in several private placements, from exercised warrants and options, and from positive cash flow from continuing operations in 2004. Management considers that cash and cash equivalents as at December 31, 2004 will be sufficient to meet normal operating requirements throughout fiscal 2005. In the longer term, however, the Company may need additional liquidity to fund growth, which could include additional equity offerings or debt financing in the future. We cannot assure you that we will be successful in obtaining any such additional required funding in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which amounts to approximately $1.4M as at December 31, 2004, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.4M as at December 31, 2004, may be written-down in the future.

Minority interest in LTRIM Technologies Inc. may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001,we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All our minority interests except the investment in LTRIM Technologies Inc. (“LTRIM”) have been written-down to nil as of December 31,2002. LTRIM is a corporation in the development stage. As at December 31, 2004, based on its assessment of the fair value of the Company’s investment in LTRIM Technologies Inc., the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286. Consequently, our investment in LTRIM, which has been written-down to $720,000 in 2004, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digital Arrow subsidiary engages in. The enactment of any additional laws or regulations may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. Although we have implemented certain compensatory, retention incentives for several of our key employees, there can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at April 30, 2005, we had 646,392 warrants and 461,334 stock options outstanding. As at April 30, 2005, the exercise prices of all our outstanding warrants and 83% of our outstanding options issued pursuant to our stock option plan are higher than the market price of our Common Shares. While the market value of the Common Shares is below the bulk of the respective exercise prices of some or all the warrants and options, the exercise at April 30, 2005 of all such options with such lower exercise prices could result in the issuance of up to an additional 78,334 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the Common Shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

The Company seeks to grow its business and expand its markets both internally and by future appropriate acquisitions. A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Period-to-period comparisons may not be indicative of future results and performance.

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY OF THE COMPANY

The Company was incorporated as Quartet Management Ltd. on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s name was then changed to Health Care Products, Inc. on March 18, 1987, then to Celltech Media Inc. on March 25, 1994, and again changed on June 28, 1995 to Smartel Communications Corporation. On July 26, 1996, the Company received shareholder approval to change its name to Intasys Corporation. On January 6, 2004, the Company received shareholder approval to change its name to Mamma.com Inc. On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up and merged into the Company.

The Company maintains its registered head office c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

FINANCING

Recent Financings

On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,599,981. Net proceeds from the offering amounted to $15,541,162, net of issue cost of $1,058,819, $996,000 of which was paid to Merriman Curhan Ford & Co. (“MCF”). For this specific transaction, MCF waived their entitlement to a warrant component of the financing completion fee. Each warrant entitles the accredited investors to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date.

On December 12, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2003 and November 2003 respectively. A sum of $5,904,354 accrued to the treasury of the Company and a further 4,071,968 common shares of the Company were issued.

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

Recent agreements

Merriman Curhan Ford & Co.

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant give the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For merger and acquisition, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with same parameters of an acquisition except for the minimum fee which is $500,000.

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement.

For the period ended December 31, 2004, 40,000 warrants were issued to MCF at an average price of $12.31.

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

The term of this agreement was indefinite. However, the Company or Maxim could terminate it upon 30 days written notice. If such a notice was sent by the Company, the monetary consideration was payable by the Company for the ensuing five months; however, the warrant consideration would cease after the 30 days written notice. If Maxim sent such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the agreement could also be terminated upon 30 days written notice by either party any time after the 6th month anniversary of the agreement. On October 30, 2003 the Company advised Maxim of termination of this agreement effective November 30, 2003. In 2003, the Company granted a total of 105,000 warrants at an average price of $2.50 to Maxim Group LLC for financial advisory fees.

Maxim Group was paid a $200,000 success fee related to the acquisition of Digital Arrow in June 2004.

As at March 30, 2005, Maxim Group, LLC had exercised all its warrants.

Global Capital Securities Corporation

On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, the Company and Lomond modified the terms of the agreement and consequently all the warrants were returned to the Company for cancellation.

ACQUISITIONS

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

Acquisition of Digital Arrow LLC and High Performance Broadcasting, Inc. by Mamma

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc., (“Digital Arrow”) privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow has been determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

Acquisition of focusIN assets by Mamma

On November 27, 2002, the Company acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company’s financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 25 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Acquisition of Remaining Minority Shareholder Interests in Mamma.com Enterprises Inc.

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

INCUBATOR ACTIVITIES

In February 2001, the Company announced a moratorium on new incubator activities in its incubator management segment.

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

On December 13, 2002, LTRIM closed the first round of an intended two-round financing transaction with new investors. As part of the transaction, the Company converted all preference shares and the secured debenture into 4,891,686 Class A Common Shares. Accrued interest on the debenture in the amount of CA$137,014 (US$80,038) was converted into 359,281 Class A preference shares. On February 11, 2004, LTRIM closed the second round of financing. After this transaction, the Company owns approximately 12% of LTRIM.

As at December 31, 2004, based on its assessment of the fair value of the Company’s investment in LTRIM Technologies Inc., the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286. As at December 31, 2004, the investment in LTRIM was then at $720,000.

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

In August 1999, Mamma acquired 715,000 preferred shares of interWAVE for $5.05 million. These preferred shares are convertible into 715,000 Common Shares and share purchase warrants that entitle the Company to purchase another 715,000 Common Shares at $1 per share. In January 2000, Mamma exercised its 715,000 warrants and received a corresponding number of Common Shares of interWAVE. In 2001, the Company purchased an additional 6,000 Common Shares for $5,470. By March 31, 2002, the Company had sold its entire 1,436,000 Common Shares of interWAVE for a total cash consideration of $1,956,291. Between August 1999 and March 2002, the Company wrote-down $4,027,310 of the value of its marketable interWAVE securities due to a decline in market value.

Tri-Link Technologies Inc. (“Tri-Link”)

Tri-Link is a developer of integrated (voice, video and data) computer telephony solutions. Formed in 1998, it is headquartered in Vancouver, British Columbia. Tri-Link’s Vortex™ was a standard-based, open platform product that integrates seamlessly with third party applications. It has unique networking technology that allows it to augment and deliver the advanced high-speed services of telephone and cable companies, while guaranteeing voice and video quality. Customers installing Vortex™ economically deliver three integrated networks over a single standard copper wire to each user. This includes an advanced PBX telephone network, a high-quality video conferencing network, and a high-throughput data network. Vortex™ also included advanced Internet features, including free IP long distance and seamless network integration to high-speed services. In September 2000, the Company subscribed to $1.35 million of convertible preferred shares. Subsequent to this initial investment, the Company made a total of $158,430 in advances and accrued interests to temporarily finance Tri-Link during its restructuring period. As at December 31st, 2001, the entire investment was written down and as at March 31st, 2002 all temporary advances and accrued interests were also written down when management realized that these temporary advances would not be reimbursed due to economic reasons. In 2002, the Company acquired 2,553,650 preference shares of Tri-Link Technologies for $1,612 which was a preferred price due to the fact that the Company made advances in 2001. In 2002, the remaining balance of $1,612 was written off. We understand that Tri-Link sold the Vortex™ technology and products in 2003.

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

On November 9, 2000, TECE, Inc. (“TECE”), a then publicly traded corporation listed on the OTC BB in the United States under the symbol TENC, acquired a controlling interest in TEC.com from certain of its major shareholders, including Mamma. As part of the transaction, the Company transferred its $2.625 million secured convertible debenture plus accrued interest in an amount of $114,538 in exchange for 6,522,710 shares of TECE’s common stock. At the same time, the Company subscribed to a non-interest-bearing note receivable of $344,914 to temporarily finance TECE during its restructuring period, the full amount was agreed to be reimbursed after the financial restructuring was completed. The note receivable was issued for a cash consideration of $250,000 and a fee of $94,914. During 2001, the investment was entirely written down due to an other than temporary decline in its value. Moreover, the advances of $907,227 were written down to nil. We understand that TECE has terminated its registration under the US Securities Exchange Act and therefore is no longer listed on the OTC BB.

In 2002, TECE restructured its capital. As part of this transaction, the Company converted its 6,522,710 shares of TECE’s common stock, its non-interest-bearing note receivable of $344,914 and all advances into 5,000,000 common shares representing approximately 7% of TECE’s new capital structure.

uPATH.com Inc. (“uPATH”)

uPATH is an Internet communications, commerce and media company, targeting the 18 to 24 year old market and providing a branded network of services to Internet users. uPATH’s mission is to provide cutting-edge content and technology to on-line users. uPATH had created a focused business model that targets college and university students and “urban youth”. uPATH offers them highly focused on-line content. On May 25, 2000, the Company acquired a 30% equity interest in uPATH for CA$1 million. As of December 31, 2001, this investment was written down to its net realizable value of $50,000. The Company then determined to divest itself of this investment. During 2002, the Company wrote-down the remaining balance of the investment to nil. On August 28, 2003, the Company sold its entire investment in uPATH for $32,499.

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

DIVESTITURE OF INTASYS BILLING TECHNOLOGIES SUBSIDIARIES (“IBT”)

In July 2003, the board of directors of the Company decided to divest of their wireless billing technology business in order to concentrate exclusively on its profitable and growing metasearch engine and on-line marketing business, Mamma.com Enterprises Inc. On September 9, 2003, the Company announced that it had reached a verbal agreement to sell the assets of IBT. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statement of operations and cash flows, and the assets and liabilities of IBT have been reclassified on the consolidated balance sheets included in this Annual Report on Form 20-F (“Consolidated Balance Sheet”). Comparative figures for the year ended December 31, 2002 have been reclassified in the consolidated financial statements and for the years ended December 31, 2001 and 2000 in the selected financial information.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and will be released in the second quarter of 2005.

IBT developed, marketed, sold, installed and maintained billing and customer care and mediation software for customers operating in the telecommunications industry. Customers include cellular operators (analog, digital, GSM) and fixed line operators. Typical customers purchase network capacity from network operators for resale. IBT focused on achieving growth by penetrating projected wireless subscriber growth in emerging markets, particularly the rapidly developing small network operator market in Asia-Pacific.

RELOCATION OF PRINCIPAL EXECUTIVE OFFICES

In August 2001, the Company relocated its principal executive offices to 1800 McGill College Avenue, Suite 2811, Montreal, Quebec, Canada H3A 3G5, where it leased approximately 3,000 square feet of office space. By January 2002, in its continued effort to reduce operating costs, the Company relocated its principal executive offices to 388 St. Jacques Street, 8th Floor, Montreal, Quebec, Canada H2Y 1S1.

NASDAQ® Panel Hearing
Amendment to Articles of Incorporation — Consolidation of Company’s Common Shares

On April 9, 2001, the Company received a NASDAQ Staff Determination stating the Company had failed to comply with the minimum bid price requirement for continued listing and as a result, was subject to delisting from the NASDAQ SmallCap Market®. On May 24, 2001, at the Company’s Annual and Special Meeting of Shareholders, the shareholders approved a special resolution conferring authority on the Company’s Board of Directors to amend the articles of the Company in order to consolidate all of the issued and outstanding Common Shares of the Company on the basis of one post-consolidation common share for every two to ten pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of shareholders. On June 7, 2001, the Company had an oral hearing before the NASDAQ Listing Qualification Panel (“Panel”). At this hearing, the Company presented a plan for achieving long-term compliance with the minimum bid price requirement, which plan included the above-mentioned consolidation. On July 2, 2001, the Panel issued an order to maintain the Company’s listing, provided the Company’s securities evidenced a closing bid price of at least $1.00 per share on or before July 25, 2001 and for a minimum of ten consecutive trading days immediately thereafter and provided the Company also demonstrated compliance with all other requirements for continued listing on the NASDAQ SmallCap Market®. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ SmallCap Market® on a consolidated basis at the opening of the markets on July 13, 2001. As of that date and for a period of twenty trading days thereafter, a “D” was appended to the Company’s trading symbol so the trading community would be aware of the consolidation. On August 6, 2001, the Panel determined that the Company had met the conditions of its July 2, 2001 order for continued listing on the NASDAQ Small Cap Market®.

BUSINESS OVERVIEW

NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

Mamma is focused on (i) providing information retrieval on the Internet through its metasearch engine, www.mamma.com, The Mother of All Search Engines®. (ii) being a provider of online marketing solutions to advertisers via keyword search listings and numerous sizes of graphic ad units (banners), and (iii) delivering targeted e-mail marketing services strategies and campaigns to advertisiers. Mamma maintains a publisher network on which it distributes search and graphic ad units for its advertisers. The Company has three types of revenues: Search services, Banner advertising services and e-mail advertising services with customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

Mamma’s business model evolved from a pure banner advertising model on the www.mamma.com metasearch site to a model based on the publication and distribution of monetized search results (paid listings) and media advertising (banner advertising). On the distribution side of search results, Mamma partners with high traffic destination sites to set up private labelled search engines (portals using Mamma as their Web search feature). This search network is then used as leverage for distribution deals with the source engines based on referrals.

Through the acquisition of the focusIN Ad network in 2002, Mamma expanded its presence in the Ad Network industry. The focusIN Ad network is composed of more than 4,400 online publishers, which are categorized destination sites that provide access to their advertising banner inventory.

On June 10, 2004, the Company acquired the businesses of Digital Arrow LLC (“Digital Arrow”) and High Performance Broadcasting Inc. (“HPB”), privately held marketing companies engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet.

These services allow Mamma to provide one stop shop advertising campaign solutions for clients. Mamma maximizes the efficiency of an on-line advertising campaign by offering paid for placement search results and banner advertising on the Mamma Media Solutions publisher network. Mamma’s advertisers are able to benefit from a potential exposure of approximately 25 million unique users per month and an inventory of more than a billion pages impressions per month.

Mamma’s business relies on the principle of providing high quality search results to its users with the proper mix of sponsored and non-sponsored content. Mamma believes that a proper mix of sponsored (paid-for) and non-sponsored content is a key factor in maintaining user loyalty.

Mamma’s four-part business strategy relies on a strong organic growth plan supported by an aggressive M&A strategy that we believe will create a company with a larger critical mass and more market reach. In order to successfully accomplish this strategy, Mamma has developed a comprehensive business plan that focuses on the following key areas:

1- Develop its search property: Mamma

As opposed to pure distribution players that operate in the search industry, Mamma has developed its own destination site at www.mamma.com. It is a well-branded and visited site. Advertisements which are placed by Mamma’s clients on the Mamma web site generate greater contributions since Mamma is not required to share these with distribution partners. Mamma therefore believes that an important element in its business strategy is to increase user traffic to Mamma’s web site. Mamma explores and employs a variety of means for increasing user traffic including on-line marketing and public relations campaigns.

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

Mamma has developed a comprehensive paid-for placement offer that allows small and large businesses to purchase keywords that are relevant to their business model (e.g. “travel in California” for a travel agent) and which are used to present their Web sites when a user searches for those keywords. It is a low-cost and effective way to bring qualified prospects to an Internet site. Mamma’s paid-for placement model is somewhat different than the bid-for placement services offered by most other competitors, whereby clients bid for keywords. Mamma sells key word searches at a pre-determined fixed price by vertical market, which enables the advertiser to plan a fixed budget accordingly. Co-branded partnerships have proven beneficial for Mamma. Co-branded partners are highly visible Web sites that use Mamma’s search application within their own interface. When their users perform a search, the results are supplied by Mamma. This gives Mamma the opportunity to build more traffic and to distribute its advertisers’ campaigns through search results of the co-branded partners.

Through the Ad Network, Mamma represents more than 4,400 Internet media properties where Mamma has an agreement to sell their advertising inventory. These ventures allow Mamma to offer a wide range of on-line advertising services through a broad network of sites. Through categorization technology, Mamma can target the campaign to a specific demographic, which in turn would augment the conversion rate of prospects to the advertiser. Through these services and through other offerings being developed by Mamma, Mamma expects to develop additional expertise in the on-line direct marketing area and provide better targeted campaigns to its clients.

3- Complete its one stop shop strategy by entering the email marketing space

This third service offerings being integrated into Mamma’s one-stop shop approach to advertisers to complete its services and deliver search, ad network and now email marketing solutions to advertisers. The Company believes that it will not only be able to cross-sell these services to the three existing customer bases, but that it will be able to deploy more efficient advertising campaigns to its clients. The Company should be able to propose the best tailored solution that will enable the advertiser to use our portfolio of services in order to reach their targeted demographic. The results will be better usage of the marketing budget for the advertiser and a better ROI on their campaigns. We believe this efficiency will help attract a high quality publishers that will want to participate in the revenue sharing opportunities of this efficient blend of services.

4- Accelerate growth by appropriate mergers and acquisitions

With a strong balance sheet and sufficient cash on hand, Mamma believes that it can pursue its growth by acquiring other companies that operate in one of the three main markets targeted by Mamma: 1) Search space, 2) Ad Network and 3) Email marketing. These acquisitions were part of the business plan that was developed to differentiate the Company from other larger players, by offering a portfolio of services to advertisers. The Company is concentrating on these three areas and seeking additional acquisitions that will add revenue and earnings.

PRINCIPAL MARKETS

Media Solutions Principal Markets

Although Mamma operates in the global on-line market, the majority of its users are concentrated in the U.S. Its total revenues can be divided into three main categories: search advertising, banner advertising services and e-mail advertising services. The following table gives a breakdown of the total revenues by category for the last five financial years.

YEAR	SEARCH SERVICES	BANNER ADVERTISING	E-MAIL ADVERTISING SERVICES

	US$	US$	US$

2004	9,676,181	5,250,066	882,752

2003	5,787,980	3,150,883	--

2002	2,733,953	1,488,399	--

2001	2,870,878	1,324,464	--

2000	3,533,915	4,138,355	--

Seasonality

The Company is subject to seasonal fluctuations affecting its operations and results. Historically, the first and third quarters have shown significant decreases in operating revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and the Summer holiday season.

Marketing Channels and Sales Methods

The Company maintains its own sales and marketing staff and has its own experienced direct sales force to address the new and evolving requirements of its target markets. Although the Company itself does not expend significant resources on public relations, Mamma markets itself through public relations campaigns, on-line advertising, press releases, internally sponsored events and trade shows.

Mamma solicits banner sales by telephone or e-mail directly to the end client, through advertising agencies or network distribution business associates who are mainly specialized in the on-line advertising market. Search listings are solicited either directly and through on-line marketing campaigns from the end client or through specialized search engines.

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

Government Regulation

To the knowledge of the Company, Mamma.com Enterprises Inc. and other Internet-related activities undertaken by the Company, are generally not regulated other than pursuant to laws applicable to businesses in general and there are currently few laws or regulations directly applicable to commerce on the Internet. It is possible that various laws and regulations may be adopted with respect to Internet related issues such as export controls, content regulation, consumer protection, advertising, intellectual property, privacy, electronic commerce, and taxation, tariff and other trade barriers. If the Internet becomes more stringently regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digital Arrow subsidiary engages in. The adoption of any such laws or regulations may decrease the growth of the Internet, decrease the demand for the Company’s products or services, and increase its cost of doing business or otherwise have a material adverse effect on its business, prospects, financial condition, or results of operations.

Competition

The Company primarily competes in the area of on-line advertising and marketing. The market for these services are in a constant state of flux and competition is intense.

Mamma faces intense competition and the Company expects competition will continue to intensify. Mamma’s market is subject to rapid changes in technology and marketing strategies and is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of Mamma’s current and potential competitors, including Google, Ask Jeeves, Findwhat, Microsoft, Yahoo!, Value Click, FastClick, Burst Media and Tribal Fusion have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company ‘s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

Organizational Structure

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up and merged into the Company. The transaction will allow the Company to use carry forward tax losses. As at May 12, 2005 the Company had these operating subsidiaries: Operating subsidiary Mamma.com USA, Inc. who owned Digital Arrow and Non-operating subsidiaries Intasys Billing Technologies (Asia-Pacific) Pty Ltd, Intasys Billing Technologies (Canada) Inc., Intasys Billing Technologies Limited and Intasys Online limited.

The Company has three office locations. They are in Montreal, Canada with 7,000 square feet, Toronto, Canada with 600 square feet and Florida, United States with 2,400 square feet.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of Mamma.com Inc. (formerly Intasys Corporation) for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in the light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 28 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated May 13, 2005.

Business overview

Mamma.com provides information retrieval on the Internet through its metasearch engine, Mamma.com, “The Mother of All Search Engines”®. The Company also provides advertising solutions to online advertisers through keyword search listings, numerous sizes of graphic ad units and email advertising. The ad solutions are distributed on a publisher network maintained by Mamma.com Inc. The Company provides three types of revenues: Search advertising, Graphic advertising and E-mail advertising from customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units are priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

E-mail advertising services are priced on a CPM (Cost-Per-Thousand) or CPA (Cost-Per-Lead) basis. Advertiser messages are distributed to selected consumer or business email lists. We also partner with other list owners.

Mamma Media Solutions™ Publisher Network has over 4,400 publishers (combined search and graphic ad publishers).

Search

Approximately 61% of Mamma.com Inc.‘s revenues come from our search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results (and is identified as a sponsored result). The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property because no payout costs are associated.

Ad Network

Approximately 33% of our revenues come from our Ad Network business. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and can target them through our network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 5,000 small to medium sized web sites that subscribe to our service (through an on-line or direct representation contract) and give us access to their advertising inventory on their property. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives. Publishers receive payouts for campaigns published on their websites; these payouts represent a percentage of the revenues generated from these campaigns.

E-mail advertising services

Approximately 6% of our revenues come from our e-mail advertising service business. The revenue model is either CPM based (cost per one thousand impressions published) or CPA based (cost per valid leads to our advertisers). The business model is based on performing e-mail drops of our advertisers products based on our business or consumer e-mails lists. The lists can target a specific niche or have a broad scope approach. All of our lists are 100% opt-in. Businesses and consumers must sign-in through our website in order to receive our client’s offer. We also partner with other list owners where we exclusively assist with marketing and managing data that has been compiled through an extensive opt-in process.

Trends of the industry have been released in recent publications such as:

1.	US Online Advertising Spending is expected to increase by 85% over the next 4 years increasing from $9.4 billion (projected 2004) to $17.4 billion in 2008 (eMarketer, November 2004)

2.	Search advertising increased 55% from 2003 to 2004 from $2.5 billion to $3.9 billion and Graphic advertising increased 10% from 2003 to 2004 from $1.5 billion to $1.7 billion (eMarketer, November 2004)

3.	Search industry will reach $13.7 billion by 2007. US Bancorp Piper Jaffray Senior Analyst, Safa Rashtchy (US Bancorp Piper Jaffray, November 2004)

Recent events

Functional currency

During the first quarter of 2004, due to a significant increase in the generation of cash flows from sales in United States dollars and an increasing amount of United States dollar denominated costs as a percentage of overall costs, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the consolidated statement of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. The Company has cooperated completely with the SEC’s informal investigation, including instructing its current directors, officers and former independent auditors to do so as well.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits may be consolidated for pretrial. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

Wind-up of Mamma.com Enterprises Inc.

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The wind-up will allow the Company to use carry forward tax losses.

Business combination

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”) in Florida, privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition consisted of $1,264,210 in cash and 90,000 of the Company’s common shares.

In the fourth quarter, due to the performance of Digital Arrow since the acquisition, the Company reviewed the estimated useful lives of its related intangible assets and reduced them from five to four years.

In the fourth quarter, the Company changed the fair value of its shares issued to owners of Digital Arrow from $11.60, as originally set, to $8.23 per share and eliminated its future income tax liability related to the acquisition. These adjustments reduced the related goodwill by $397,439. The value of the shares at $8.23 has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

Since June 1, 2004, the operations of this newly acquired business were consolidated into the Company’s results. Digital Arrow is located in Delray Beach, Florida.

No significant integration costs were incurred.

Normal Course Issuer Bid

On September 7, 2004, the Company filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares, representing less than 5% of the issued and outstanding common shares of the Company. According to the Notice, the normal course issuer bid is scheduled to take place over a twelve-month period ending on the 7th day of September 2005. The Company had not purchased any of its outstanding shares as of May 13, 2005. The Company reserves the right to discontinue the normal course issuer bid at any time.

Granting and cancellation of stock options

On November 2, 2004, Mamma.com granted to Officers and Members of the Board of the Company under the Company’s stock option plan, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. For the year ended December 31, 2004, general and administration expenses include $138,395 of stock-based compensation costs relating to these stock options.

On February 2, 2005, the Officers and Members of the Board of Directors of Mamma.com to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensation costs recorded as of December 31, 2004 pertaining to these options will be reversed in the first quarter of 2005.

On February 16, 2005, 94,996 options were granted to the Company’s officers and employees vesting over a three and four year period.

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

Late filing of 2004 Audited Financial Statements

On February 16, 2005, the Company announced that PricewaterhouseCoopers LLP would be unable to act as the Company’s independent auditor in connection with the audit of its 2004 annual consolidated financial statements. On March 18, 2005, the Company announced that it had retained RSM Richter LLP as its new auditor. As a result of this change of auditor, the audit was delayed and the Company advised investors that the filing of its annual financial statements would likely be delayed. On March 31, 2005, the Company confirmed that the filing of its financial statements for the year ended December 31, 2004 would be delayed. On April 14, 2005, the Company announced that it would not file its interim financial statements for the first quarter of 2005 until it had filed its annual financial statements for 2004, which would be on or before May 31, 2005.

As a result of its failure to file the Annual Financial Statements on or before March 31, 2005, the Ontario Securities Commission, consistent with Ontario Securities laws, has imposed a cease trade order affecting directors, officers and insiders of the Issuer (a management cease trade order). The Company had, prior to March 31, 2005, advised directors and officers, in accordance with the Company’s insider trading policy, that they were subject to a blackout period with respect to trading in securities of the Company until such time as all regulatory filings have been made.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenue, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on the Digital Arrow acquisition

The acquisition of Digital Arrow made on June 10, 2004 resulted in intangible assets totalling $1,442,831 and goodwill of $556,196. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If any of these estimates change, the results could be materially different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants have been determined using the Black-Scholes pricing model. Management used estimates such as volatility, expected life of warrants and risk free rate.

Revenue recognition

Search advertising, graphic advertising and e-mail advertising revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising, graphic advertising and e-mail advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent accounting changes

a)     For changes affecting 2003

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures for these prior years as if the fair value method of accounting had been applied.

Impairment of long-lived assets

CICA Handbook section 3063, “Impairment of Long-Lived Assets”, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, “Property, Plant and Equipment”. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

Disposal of Long-Lived Assets and Discontinued Operations

CICA Handbook section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, “Discontinued Operations” and Section 3061, “Property, Plant and Equipment”. The Section provides criteria for classifying assets as held for sale to be measured at the lower of carrying value and fair value less costs to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The adoption of this section did not have a significant impact on the financial statements.

b)     For changes affecting 2004

Asset Retirement Obligations

CICA Handbook section 3110, “Asset Retirement Obligations”, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this section did not have a significant impact on the financial statements.

c)    Future Accounting Changes

Consolidation of Variable Interest Entities

CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline will not have a significant impact on our financial statements.

Financial Instruments

On April 1, 2005, the CICA issued three new Handbook sections: Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. These new sections apply to fiscal years beginning on or after October 1, 2006 with earlier adoption permitted as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 3855 “Financial Instruments – Recognition and Measurement” requires all financial instruments to be classified as either Held to Maturity, Loans and Receivables, Held for Trading, or Available for Sale. The Held to Maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and Receivables and Held to Maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as Held for Trading are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as Available for Sale and are measured at fair value with unrealized gains and losses, not affecting income, but reported in a new category in Shareholders’ equity called Other Comprehensive Income.

Section 3865 “Hedges” which replaces Accounting Guideline 13 “Hedging Relationships” requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in Other Comprehensive Income until the transaction being hedged affects net income.

Section 1530 “Other Comprehensive Income”, a new category in the Shareholders’ equity section, includes in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

The Company is in the process of assessing the impact of these new recommendations on its financial position, results of operations and cash flows.

Results of Operations

Revenue

2004 as compared to 2003

During the financial year ended December 31, 2004, the Company generated revenues of $15,808,999, an increase of 77% from revenues of $8,938,863 during the previous year.

Search revenues contributed the most to our growth in 2004; they increased by 67% to reach $9,676,181, as compared to $5,787,980 in the previous year. The search revenues were favourably affected by the Company’s positioning strategy and the industry’s strong growth. However our level of business with a major customer decreased steadily throughout 2004. Revenues from this customer totalled more than 2 million dollars in the first quarter of 2004, whereas they declined to approximately $325,000 in the last quarter of the year. This client has lost a significant business relation, which has in turn directly impacted our level of business with our client.

Ad Network revenues, excluding revenues from Digital Arrow, increased to $4,960,137, a 57% growth as compared to $3,150,883 in 2003. The growth is primarily due to an increase in unit pricing, a better product mix and an increase in the number of significant clients.

Finally, the increase in revenues for 2004 is also derived from our Digital Arrow subsidiary acquired on June 10, 2004. The sales for the seven-month period from June 1, 2004 to the end of 2004 amounted to $1,172,681.

The Company has two major customers from which 10% or more of total revenues are derived. In 2004, revenues from these customers represented 40% as compared to 41% and 24% in 2003 and 2002 respectively. As noted above, following the loss of a significant business relation of one of our major customers, our level of revenue with this customer has declined significantly throughout 2004. Although we believe that the sales volume with our client has stabilized in the last quarter of 2004, there can be no assurance that the Company will be able to retain either of these customers in the future. As at the date of these audited financial statements, with the exception of the above-mentioned item, there has been no other negative impact with these specific customers.

2003 as compared to 2002

Total revenues for 2003 grew by $4,716,511 or 112% from $4,222,352 in 2002 to $8,938,863 in 2003.

In 2003, the Internet electronic market conditions improved and the Company’s main two types of revenues increased; search services increased by $3,054,027 or 112% to $5,787,980 in 2003 compared to $2,733,953 in 2002. Graphic advertising increased also by $1,662,484 or 112% to $3,150,883 in 2003 compared to $1,488,399 in 2002 by fully integrating its acquisition of the assets of the focusIN business of ZAQ Inc. made on November 27, 2002.

Expenses

Search, graphic ad and e-mail serving

Search, graphic ad and e-mail serving, which represent exclusively the bandwidth costs to deliver our services, stand at $309,854, or 2% over revenues, compared with $305,951 in 2003 and $127,394 in 2002, each representing 3% over revenues for their respective years. The reduction in the percentage of expenses over revenues for 2004 is mainly due to the volume discount renegotiation of ISP fees following the integration of our search and graphic ad services. For 2003, the percentage of costs over revenues is similar to the previous year.

Marketing, sales and services

Marketing, sales and services consist primarily of partner payouts and media purchases, the salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For the year ended December 31 2004, marketing, sales and services expense stands at $9,496,150, of which $7,178,125 or 45% over revenues is composed of partner payouts whereas for 2003 and 2002, these expense respectively stand at $5,285,957, of which $3,685,314 or 41% over revenues, is composed of partner payouts and $2,555,387, of which $1,478,917 or 35% over revenues is composed of partner payouts. In 2004, the increase of 4% of partner payout and media purchases expense over revenues reflects both the increase in outsourced e-mail marketing campaigns subsequent to the termination of an important business relationship with a supplier in the last quarter of 2004 and the competitive landscape for which business partners require higher payouts in order to maintain their relationship by providing user traffic or content on the Company’s online media properties. The increase of 6% of partner payout and media purchases expense over revenues from 2002 to 2003 is due to this competitive landscape as detailed above.

Marketing, sales and services, excluding partner payouts and media purchases totalled $2,318,025 or 15% over revenues for the year ended December 31, 2004 as compared with $1,600,643 or 18% over revenues the previous year and $1,076,470 or 25% over revenues for 2002. The improvement of the percentage of costs over revenues for 2004 as compared to the previous year as well as for 2003 as compared to 2002 mainly reflects the absorption of fixed costs over a higher revenue base. On a dollar basis, the increase in 2004 as compared to 2003 reflects primarily higher sales commission due to the growth of revenues, marketing and sales expense for Digital Arrow, which represents costs incurred for the seven months of operations, an increase in on-line marketing campaigns focused on attracting traffic to our metasearch engine as well as an increase in the charges paid for algorithmic content from other Search engines; a direct impact of the increased traffic to the Mamma.com metasearch engine.

In 2003, the increase on a dollar basis as compared to the previous year mainly reflects additions to our sales force personnel and therefore a raise in the cost of salaries and employment related expenses, increased commissions due to the growth in sales volume, and a higher allowance for doubtful account, also a consequence of the greater sales volume. In 2003, we also increased marketing efforts through attendance to various trade shows and, finally, due to our new partnership with an important content supplier, we incurred charges for algorithmic content to enhance the search results of our metasearch engine.

General and administrative

General and administrative expenses include the salaries and associated costs of employment of executive management and finance personnel, including stock-based compensation. These costs also include facility charges, investor relations related costs as well as legal, tax and accounting, consulting and professional service fees associated with operating our business.

General and administrative expenses increased to $3,771,658 as compared to $2,255,099 in the previous year and $1,978,130 in 2002. In 2004, the increase of $1,516,559 as compared to 2003 is mainly due to the following items: professional fees of approximately $410,000 incurred for the SEC inquiry; $260,000 of non-cash expense related to issued warrants to the investment banker, an increase of approximately $245,000 in stock-based compensations costs mainly due to the issuance of new options; an increase in salaries and benefits of approximately $132,000 which mainly reflects the normal raise in salaries, increased incentive compensation since the Company attained required performance and new headcount in order to meet SOX 404 requirements; an increase of approximately $100,000 in the compensation for the board members, mainly due to the costs of fringe benefits on stock options exercised in 2004 and additional consulting fees paid to our Executive Chairman; an increase in annual audit fees and review of quarterly financial statements for approximately $210,000 compensated by a decline in legal fees of $119,000 following the conclusion of two legal claims against the Company in 2002; and finally $204,000 of general and administrative expenses for Digital Arrow, which represents costs incurred for the seven months of operations.

In 2003, general and administrative expenses increased by $276,969 as compared to 2002. The rise in expenses is primarily attributable to salaries and other benefits which increased by $291,000 mainly due to an increase in incentive compensation due to the improvement of the financial results as compared to 2002 and expensing of stock-based compensation in 2003. Consulting fees increased by approximately $130,000 reflecting a full year’s compensation for the board members in 2003 and an increase of the CEO’s fee. Directors and officers insurance increased by $41,000 in 2003 due to higher risk for corporations listed on the NASDAQ. These increases were partially off set by non-recurring elements in 2002 such as the inclusion of $410,000 in legal fees in 2002 due to settlements of two outstanding legal claims partially offset by a reduction of expenses of the master option agreement for $195,000.

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our technical team including administrative related functions involved in the development and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits and future benefit of non-refundable tax credits are also recorded against product development and technical support expenses.

Product development and technical support expenses reached $891,540 in 2004, as compared to $599,383 in the previous year and $534,324 in 2002. The increase of $292,157 in 2004 as compared to 2003 primarily includes additional salary and benefits from the growth in headcount, increased benefits due to the exercise of stock options and consulting fees incurred to enhance our metasearch engine. For the year ended December 31, 2004, we recorded R&D tax credits and future benefit of non-refundable tax credits of $85,639 as compared to $113,516 and $1,297 in 2003 and 2002 respectively.

In 2003, the increase of $65,059 as compared to 2002 is attributable primarily to an increase in salaries due to increased needs on improving new features and normal salary increase.

Amortization of property, plant and equipment

Amortization of property, plant and equipment stands at $146,621 for the year ended December 31, 2004 compared to $140,090 in 2003 and $148,435 in 2002. The slight increase in 2004 reflects the amortization of the assets of Digital Arrow partially offset by the normal decrease of the assets net book value. Acquisition of property, plant and equipment, excluding those acquired through business acquisitions, total $70,284 in 2004, $47,432 in 2003 and $48,875 in 2002. The increase in 2004 mainly reflects the purchase of computer equipment for the renewal of our local network.

Amortization of intangible assets

Amortization of intangible assets increased to $377,583 in 2004 compared with $178,509 in 2003 and $38,196 in 2002. The increase of $199,074 in 2004 relates to the acquisition of the intangible assets of Digital Arrow acquired on June 10, 2004. The intangible assets total $1,442,831 and they are being amortized on a straight-line basis over 4 years.

The increase of $140,313 from 2002 to 2003, relates to the acquisition of the focusIN Brand name, technology and customer lists on November 27, 2002. The intangible assets total $894,539 and they are being amortized on a straight-line basis over 5 years for brand names and acquired technology whereas the customer lists are amortized over 10 years.

Interest income

Interest income increased in 2004 to $233,059 from $15,869 in 2003 and $54,170 in 2002. The increase for the current year primarily reflects the interest earned on cash and cash equivalents following the issuance of capital stock. On June 30, 2004, the Company realized a private placement where the net proceeds totalled $15,541,162. The remaining issuance of capital stock relates to the exercise of employee stock options and warrants.

The small decrease of interest of $38,301 for 2003 as compared to 2002 is mainly due a decline in annual interest rates and fluctuations of average cash and cash equivalents.

Loss on foreign exchange

Loss on foreign exchange stands at $68,275 for the year ended December 31, 2004 compared to $210,888 in 2003 and $12,536 in 2002. The improvement in 2004 as compared to the previous year mainly reflects the change in functional currency, from the Canadian dollar to the U.S. dollar, for the Company’s wholly owned subsidiary, Mamma.com Enterprises Inc. The details of the change in functional currency are described in note 4 of the present audited financial statements. The increase in the loss on foreign exchange for 2003 as compared to 2002 is a factor of the sharp decline in the U.S. dollar exchange rate from the beginning of 2003 as compared to the end of the year.

Restructuring charges (recovery)

In 2002, $70,453 of charges related to the restructuring of the investment management segment, segment which existed as of that date, were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations.

Segment information

Beginning on the first quarter of 2004, the Company has changed the way in which it evaluates the performance of the business such that the Company now has only one reporting segment. Prior to this year, the Company had two reportable segments: Investment Management and Media Solutions. In 2003, the Company decided to concentrate exclusively on its Media Solutions service, consequently in 2003, the Company divested its interest in IBT, its wireless billing subsidiary, which is presented as discontinued operations since the third quarter of 2003 and the Company no longer performs investment activities, our remaining investments reflect minority interest in Companies which were acquired prior to 2003.

Unrealized loss on investments and write-down of advances

As at December 31, 2004, based on its assessment of the fair value of the Company’s investment in LTRIM Technologies Inc., the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286.

In 2002, based on its assessment of the economic value of its marketable securities and an other than temporary decline in the value of its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totalling $82,616.

As at December 31, 2004, all marketable securities had been sold and all investments and advances had been written-down to nil except for the investment of $720,000 in LTRIM Technologies Inc.

Income taxes (recovery)

The provision for current and future income taxes is $554,680 in 2004 as compared to a recovery of income taxes of $77,636 in 2003 and $273,782 in 2002.

The provision for income taxes is due to the utilization of non-capital losses for which future income taxes have been previously recorded.

In 2003, the media solutions segment which represented a separate legal entity (Mamma.com Enterprises Inc.) recorded a net future recovery of income taxes of $77,636 which included a standard tax provision on earnings of $460,456 (representing earnings for 2003 of $1,466,909 at a current taxable rate of 31.4%) and a tax recovery of $538,092 which represented the total outstanding amount of prior year losses that the media solutions segment expects to use in the future. In 2003, after two consecutive years of profitability for the segment and profitability expectations forecasted for 2004, management determined that it was more likely than not that the future tax assets would be realized.

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

Results of discontinued operations

In July 2003, the board of directors of the Company approved and committed to a plan to divest its telecommunications segment in order to concentrate exclusively on its profitable and growing media solutions segment. Therefore, since this date, IBT is presented as discontinued operations and the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations, cash flows under a one line.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The remaining assets and liabilities consist primarily of trade accounts receivable and payable existing at the date of the disposal. The Company expects to collect these accounts receivables and pay its liabilities of IBT and has segregated them on the consolidated balance sheets.

In 2004 the results of discontinued operations totalling $1,043,996 primarily consists of the gain on disposal of the assets of IBT. In 2003, IBT generated revenues of $6,493,986 and had expenses before taxes of $6,526,206 compared to revenues of $7,602,630 and expenses before taxes of $7,136,746 in 2002. In 2003, no new contract had been signed explaining the reduction of revenues and during the same year, IBT terminated employees and reduced expenses in response to lower revenue activities. In 2003, IBT recorded a tax provision of $267,833 to reflect a likely reassessment of R&D deductions claimed by the UK operation in prior years.

The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations.

Earnings (loss) for the year

In accordance with Canadian GAAP, earnings from continuing operations total $60,411 ($0.01 per share) in 2004, $88,990 ($0.01 per share) in 2003, compared with a loss from continuing operations of $782,878 ($0.18 per share) in 2002. For 2004 and 2003, there is no difference between earnings (loss) from continuing operations or earnings (loss) under US GAAP as compared to Canadian GAAP. For 2002, differences between Canadian GAAP and US GAAP arise from different accounting treatments of stock-based compensation costs and unrealized losses on marketable securities.

Liquidity and capital resources

As at December 31, 2004, the Company had liquidities of $27,631,244 which were composed of $20,609,089 in cash and cash equivalents, $148,000 of restricted cash and $6,874,155 in temporary investments compared to $4,489,077 in 2003 which consisted mainly of cash and cash equivalents of $4,465,901 with temporary investments of $23,176. For the year ended December 31, 2004, working capital stood at $27,528,003 compared to $4,351,746 for the previous year.

Operating activities generated cash of $1,006,093 in 2004 compared to requiring cash of $61,957 in 2003, and generating cash of $729,090 in 2002. In 2004, adjustments for non-cash items such as future income taxes of $400,855, amortization of intangible assets and amortization of property, plant and equipment of $377,583 and $146,621 respectively, write-down of investment of $365,286, stock-based compensation costs of $281,367 and financial fees paid by issuance of capital stock and warrants of $260,301 mainly explain the positive cash flows. The net change in non-cash working capital items partially offset the above-mentioned items mainly due to an increase in our accounts receivable, a direct result of the growth of our sales. However, discontinued operations partially offset positive cash flows from continuing operations by $838,668. The cash used for operating activities from discontinued operations is primarily generated by the net change in non-cash working capital items mainly due to a decrease in accounts payable and accrued liabilities and income taxes payable.

In 2003, operating activities used cash of $61,957 mainly due to the fact that the accounts receivable increased by $1,033,078 during the year due to increased revenues offset by cash flow from operating activities of discontinued operations of $479,852.

Investing activities required cash of $6,495,722, $95,167 and $1,774,315 in 2004, 2003 and 2002 respectively. The use of cash in 2004 mainly reflects the net increase in short-term investments of $6,850,979 composed of commercial paper with maturity dates in excess of 90 days and the acquisition of Digital Arrow on June 10, 2004 for a cash consideration of $1,264,210, partially compensated by cash from discontinued operations of $1,699,185, which reflects the cash consideration for the sale of the assets of IBT. The cash required for investing activities in 2002 is primarily due to the acquisition of focusIN assets for a cash consideration of $1,625,151.

Financing activities generated $21,701,442 in 2004 compared to $585,598 in 2003 and $2,475,251 in 2002. Financing activities consisted mainly of issuance of common shares and warrants through several private placements and exercised options.

The Company considers that cash and cash equivalents as at December 31, 2004 will be sufficient to meet normal operating requirements throughout 2005. Cash and cash equivalent balances may be used to fund strategic acquisitions of other companies that are complementary to our business. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Concentration of credit risk with customers

As at December 31, 2004, four customers represented 33% of net trade accounts receivable compared with 57% for the previous year resulting in a significant concentration of credit risk. Management monitors closely the evolution of these customers in order to be rapidly informed of any potential problems. These customers generally have paid receivables as per the commercial agreement, however we cannot assure that they will continue to do so in the future. The Company also monitors the other accounts receivable and there is no indication of material credit risk deterioration.

Off balance sheet arrangements

As at December 31, 2004, the Company has no off balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Years:	Operating leases $
2005	154,000
2006	114,000
2007	114,000
2008	114,000
2009	114,000
Thereafter	19,000

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2004, approximately 29% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 33% and 8% of our revenues in 2003 and 16% and 8% of our revenues in 2002. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation and the activities of our Special Independent Committee could negatively affect our results of operations.

Our legal, public relations and accounting expenses have increased considerably with estimated additional expenses in the first quarter of 2005 of approximately $1 million reflecting costs associated with responding to the SEC investigation. In addition, the independent investigation by our Special Independent Committee incurred costs of approximately one-half million dollars. These expenses will adversely impact our first quarter 2005 results. While we are not able to estimate, at this time, the amount of the expenses that we will incur in future connection with the investigation, we expect that they may continue to be significant.

Adverse results in purported securities class action lawsuits could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our co-branded web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and co-branded web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenues from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2004, the closing per share price of our Common Shares has varied from $3.26 to $15.90. During that same period, the daily trading volume of our Common Shares has varied between 27,000 and 68,314,304 with an average daily trading of 2,806,539 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003. Working capital may be inadequate.

Prior to December 31, 2004, we have reported net losses and net losses per share in each of the previous five years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold in a $16.6 million private placement an aggregate of 1,515,980 Common Shares. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date. Management considers that cash and cash equivalents as at December 31, 2004 will be sufficient to meet normal operating requirements throughout 2005. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which amounts to approximately $1.4M as at December 31, 2004, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.4M as at December 31, 2004, may be written-down in the future.

Minority interest in LTRIM may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All our minority interests, except the investment in LTRIM Technologies Inc. (“LTRIM”), have been written-down to nil as of December 31, 2002. LTRIM is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in LTRIM, which has been written-down to $720,000 in 2004, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digital Arrow subsidiary engages in. Among other things, the CAN SPAM Act requires e-mail marketers to maintain specific procedures as to who can be sent e-mail solicitations and what must be done when an Internet user “opts out” of further e-mailings. The enactment of any additional laws or regulations in Canada or the United States, or any state or province of either of them may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at December 31, 2004, we had 646,392 warrants and 461,334 stock options outstanding. As at December 31, 2004, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued pursuant to our stock option plan are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some or all the warrants and options, their exercise could result in the issuance of up to an additional 1,107,726 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Selected Annual Information

(In thousand of US dollars, except per share data in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2004 $	2003 $	2002 $

Revenue	15,809	8,939	4,222
Earnings (loss) from continuing operations	60	89	(783)
Results of discontinued operations, net of income taxes	1,044	(300)	466
Net earnings (loss) for the year	1,104	(211)	(317)
Earnings (loss) per share from continuing operations
Basic	0.01	0.01	(0.18)
Diluted	0.01	0.01	(0.18)
Net earnings (loss) per share
Basic	0.10	(0.03)	(0.07)
Diluted	0.10	(0.03)	(0.07)
Total assets	35,166	11,736	9,971

Quarterly Financial Highlights

(in thousand of US dollars, except per share data in accordance with generally accepted accounting principles in Canada)

	2004				2003 restated
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenue	3,869	3,764	3,964	4,212	3,057	1,983	2,110	1,789
Earnings (loss) from continuing
operations	(705)	240	116	409	855	(143)	(305)	(318)
Results of discontinued operations,
net of income taxes	33	44	(8)	975	(701)	328	(138)	211
Net earnings (loss) for the period	(672)	284	108	1,384	154	185	(443)	(107)
Earnings (loss) per share from
continuing operations
Basic	(0.06)	0.02	0.01	0.05	0.10	(0.02)	(0.05)	(0.05)
Diluted	(0.06)	0.02	0.01	0.04	0.10	(0.02)	(0.05)	(0.05)
Net earnings (loss) per share
Basic	(0.05)	0.02	0.01	0.17	0.02	0.03	(0.07)	(0.02)
Diluted	(0.05)	0.02	0.01	0.14	0.02	0.03	(0.07)	(0.02)

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Guy Fauré	Director and Officer	President & CEO, Mamma.com Inc.	May 23, 2002

Consultant
Claude E. Forget	Director	Formerly CEO, Intasys Billing	October 11, 1999
Technologies

David Goldman	Director and Officer	Executive Chairman, Mamma.com Inc.	May 24, 2001

Irwin Kramer	Director	President, iCongo, Inc.	May 24, 2001

Associate Professor, Bar Ilan
Dr. David Schwartz	Director	University	May 23, 2002
School of Business Administration

Executive Vice-President and Chief
Daniel Bertrand	Officer	Financial Officer	July 8, 1999
Mamma.com Inc.

Patrick Gagné	Officer	Vice-President-Sales	January 12, 2004
Mamma.com Inc.

Patrick Hopf	Officer	Vice-President-Business Development	January 12, 2004
Mamma.com Inc.

Joel Lamantia	Officer	Vice-President-Operations	January 12, 2004
Mamma.com Inc.

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

Statement of Corporate Governance Practices

The directors of the Corporation strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Corporation:

On August 1, 2002 the Board of Directors approved and adopted a document entitled “Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee” which sets forth the responsibilities for the Board and these two committees. This document was revised and approved by the Board of Directors on May 10, 2004. It was prepared in response to certain corporate governance concerns. This document includes the Corporation’s insider trading policy and code of ethics.

1.	Composition of the Board of Directors

Fifty percent of the directors of the Corporation are “unrelated” directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than relationships arising from the holding of shares.

The directors consider the following nominees to be unrelated to the Corporation: Claude E. Forget, Irwin Kramer and Dr. David Schwartz.

2.	Committees of Directors

As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On May 10, 2004, the Board approved a new statement of the responsibilities of the Audit and Finance Committee of the Corporation. These responsibilities provide that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Corporation and in the quality and integrity of financial reports of the Corporation. The Audit and Finance Committee meets with the financial officers of the Corporation, including the Chief Financial Officer, who reports to the Chairman of the Audit Committee, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition the Audit Committee fixes the compensation and other terms of engagement of the Corporation’s independent auditors. The auditors of the Corporation are entitled to notice of and to attend all meetings of the Audit and Finance Committee. In 2004, the Audit and Finance Committee met 9 times.

The Corporation maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on the following matters:

(i)	the search for and compensation of all senior executives and management of the Corporation and its subsidiaries, including periodic review of same;

(ii)	the Corporation’s management structure and succession plans;

(iii)	the incentive plans for employees of the Corporation and its subsidiaries; and

(iv)	the Corporation’s Stock Option Plan and the granting of stock options thereunder

(v)	the recommendation of new candidates as potential directors of the Corporation and the assessment of the performance of current directors and committees; and

(vi)	the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

Composition of the Compensation Committee

During the most recently completed year and as of the date hereof, the members of the Nominating, Human Resource and Governance Committee are David Goldman, Claude Forget, Irwin Kramer and David Schwartz. David Goldman is Executive Chairman of the Corporation. Claude Forget was formerly Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Corporation, whose business was subsequently sold.

Report on Executive Compensation

As part of its ongoing dedication to creating shareholder value and promoting corporate success, the Nominating, Human Resource and Governance Committee establishes executive compensation in order to attract, retain and motivate key executives and to reward significant performance achievements.

Consistent with the Corporation’s objectives, and in order to further align shareholder and executive interests, the Nominating, Human Resource and Governance Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

Consequently, the standard executive compensation package of the Corporation is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation and (iii) long-term incentive compensation.

i)	Salary and Benefits

Salary and benefits policies of the Corporation are determined by looking at similar businesses in the Internet sector and are kept at the mid range in the industry, taking into account the economic trends, the Corporation’s profitability and return on its investments.

ii)	Short Term Incentive Compensation

The Corporation provides cash bonuses to those individuals of senior management of the Corporation and its subsidiaries whose responsibilities and attainment of personal objectives exceed expectations, based on operating results, budget expectations and financial performance. The amount of these payments must be approved by the Nominating, Human Resource and Governance Committee and are based on parameters established at the beginning of each year.

In the case of Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibility of the individual. When such objectives are exceeded bonuses are higher, when objectives are not met the incentive bonuses are lower or nil depending on the circumstances.

For the year ended December 31, 2004, the bonus amounts for each Named Executive Officer were as follows: the Executive Chairman received no bonus; the President and CEO of the Corporation received 88% of his base salary and the Executive Vice President and Chief Financial Officer of the Corporation received 52% of his base salary.

iii)	Retention Compensation

In view of the current circumstances in which the Company finds itself, in April 2005 the board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf, Patrick Gagné, and Joel Lamantia will receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period will be the date of the 2006 Annual General Meeting (but not later than June 30, 2006). Awards are forfeited if the executive leaves voluntarily before the end of the retention period, or is terminated for cause.

iv)	Long Term Incentive Compensation

The long term incentive component consists of the stock option plan of the Corporation which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Corporation. The stock option plan of the Corporation is described below under the heading “Stock Option Plan”.

The Nominating, Human Resource and Governance Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Corporation’s common shares as traded on the NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined on a discretionary basis.

The Nominating, Human Resource and Governance Committee may at its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Nominating, Human Resource and Governance Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Corporation. In the event of death, any vested option of the holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the options for one (1) year after the date of termination of employment. If the holder is terminated for cause, such options terminate immediately.

In 2004, the only grants of options to named Executive Officers were made in favour of Mr. Goldman, Mr. Fauré and Mr. Bertrand. Note that in the first quarter of 2005, Messrs Goldman, Fauré, and Bertrand voluntarily withdrew their entitlement to options granted on November 2, 2004 and these options were cancelled.

Compensation of the Chief Executive Officer and President

Prior to January 12, 2004, the Chairman and CEO of the Corporation was David Goldman who is now Executive Chairman. On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Corporation. On August 12th, 2004, the Corporation amended the employment arrangement of the President and CEO. As a result, should there be a change of control in the Corporation, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

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

In 2004, Mr. Fauré’s base salary was $167,083 and he received a bonus of $147,097 based upon corporate performance. He also received taxable benefits of $496,295 related to exercised options. In establishing the Chief Executive Officer and President’s salary, the Human Resources, Nominating and Governance Committee assesses his overall performance as well as the publicly disclosed compensation of chief executive officers of companies in the Internet and telecommunications sectors, taking into account the Corporation’s revenues, profitability and market capitalization. The Human Resources, Nominating and Governance Committee considers the bonus provided to senior officers based on the achievement of certain objectives, namely operating results, budget expectations and financial performance.

Conclusion

By way of application of the Corporation’s executive compensation policy, executive compensation is linked to corporate and individual performance, as well as stock performance and long-term results. The Human Resources, Nominating and Governance Committee continuously reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Nominating, Human Resource and Governance Committee may also recommend employment terms and conditions that deviate from the above described policies. Consequently, the Corporation or its subsidiaries may enter into employment or management contracts on a case by case basis.

For the Nominating, Human Resource and Governance Committee.

Claude Forget David Goldman Irwin Kramer David Schwartz

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Corporation and its affiliates for the fiscal years ended December 31, 2002, 2003 and 2004 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2004 and whose total salary and bonus exceeded CA$150,000; and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Corporation at the end of December 31, 2004,
(collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation

Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options)

Guy Fauré	2004	167,083	147,097	496,295
President & CEO	2003	146,840	136,811	42,825
	2002	124,262	53,433	Nil

David Goldman	2004	Nil	Nil	718,352
Executive Chairman	2003	Nil	Nil	67,125
	2002	Nil	Nil	Nil

Daniel Bertrand	2004	119,841	62,752	172,128
Executive Vice-President	2003	100,281	49,769	49,600
and Chief Financial	2002	79,655	23,196	Nil
Officer

Patrick Hopf	2004	94,689	39,792	88,261
VP of Business
Development

		Long Term Compensation				All Other Compensation

Name and Principal Occupation	Year	Awards			Payouts	U.S. $

		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)

Guy Fauré	2004	75,000	[3]	Nil	Nil	Nil
President & CEO	2003	69,000		Nil	Nil	Nil
	2002	Nil		Nil	Nil	Nil

David Goldman	2004	75,000	[3]	Nil	Nil	159,573	[1]
Executive Chairman	2003	54,000		Nil	Nil	130,222	[1]
	2002	25,000		Nil	Nil	96,685	[1]

Daniel Bertrand	2004	50,000	[3]	Nil	Nil	Nil
Executive Vice-President	2003	39,000		Nil	Nil	Nil
and Chief Financial	2002	20,000		Nil	Nil	Nil
Officer

Patrick Hopf[2]	2004	Nil		Nil	Nil	Nil
VP of Business
Development

1	The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options to acquire Common Shares of the Company.

2	Appointed officer of the Company in January 2004.

3	In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily withdrew their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Termination of Employment

Change in Responsibilities and Employment

The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation. All sums mentioned herein are in U.S. Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$165,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options.

On August 12, 2004, the Corporation amended the employment arrangement of the Executive Vice-President and CFO. As a result, should there be a change of control in the Corporation, Daniel Bertrand will receive a lump sum payment equal to the greater of the past 18 months consulting payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

On September 10, 2001, Guy Fauré, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, Mr. Fauré is entitled to an annual salary of CA$242,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 95% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options.

On August 12, 2004, the Corporation amended the employment arrangement of the President and CEO. As a result, should there be a change of control in the Corporation, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

David Goldman was Chairman and CEO of the Company until January 12, 2004 when he became the Executive Chairman of the Company. On August 12, 2004, the Corporation amended the employment arrangement of the Executive Chairman. As a result, should there be a change of control in the Corporation, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

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

The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This company was remunerated for services rendered on an hourly rate of CA$200. These consulting arrangements may be terminated on sixty (60) days notice by either party.

There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

On January 12, 2004, the Corporation appointed three new officers. Patrick Hopf, Vice-President-Business Development, is paid an annual salary of CA$125,000. Mr. Hopf is also entitled to a bonus ranging from a minimum of 25% of base salary for meeting minimum financial and individual performance levels, to a maximum of 62% for far exceeding expected performance levels. Mr. Hopf is also entitled to receive stock options. Patrick Gagné, Vice-President-Sales, is paid an annual salary of CA$97,000. Mr. Gagné is also entitled to a bonus ranging from a minimum of 25% of base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Gagné is also entitled to receive stock options. Joel Lamantia, Vice-President-Operations, is paid an annual salary of CA$87,000. Mr. Lamantia is also entitled to a bonus ranging from a minimum of 10% of base salary for meeting minimum financial and individual performance levels, to a maximum of 21% for far exceeding expected performance levels. Mr. Lamantia is also entitled to receive stock options.

Compensation of Directors

During the fiscal year ended December 31, 2004, directors were each paid $2,500 quarterly for the first two quarters and $5,000 quarterly for the last two quarters, as well as $1,000 per Board meeting attended. Effective July 1, 2004 the Chair of the Board received $10,000/annum and the Chair of the Audit Committee received a payment increase from $4,000/annum to $8,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day. The directors received no fees for teleconference board meetings nor the signing of any resolution of directors or documents on half of the Company. Effective April 1, 2005, director compensation was revised as follows: directors receive $6,250 quarterly, the Chair of the Board receives a payment of $12,500/annum, the Chair of the Audit Committee receives a payment of $10,000/annum, and the Chair of the Nominating, Human Resources and Governance Committee receives a payment of $5,000/annum. In addition to payment of $1,000 for attending board and committee meetings on the same day, effective April 1, 2005, members of the Audit and Nominating, Human Resources and Governance committees receive a $1,000 payment if a committee meeting is held on a day other the day of a board meeting and, if a board meeting is held via teleconference, directors receive a payment of $500.

Robert Raich was a director of the Corporation until March 11, 2005 and is a partner of Spiegel Sohmer, a general partnership of attorneys. The Corporation pays fees to Spiegel Sohmer for legal services rendered.

Directors and Officers Insurance

The Corporation has purchased liability insurance in the name of each director and officer of the Corporation. The present insurance policy provides coverage for the directors and officers of the Corporation for liability up to $10,000,000 and expires on March 28, 2006. In addition to this coverage, a supplemental $5,000,000 policy was subscribed for Directors and Officers on March 28, 2006 effective for twelve months.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors and executive officers of the Corporation and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries.

Stock Option Plan

In 1999, the Corporation adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Corporation, to provide eligible officers, directors, employees and consultants of the Corporation and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Corporation’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Corporation’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Corporation (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year).

The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,000,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Corporation reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding common shares of the Corporation, and (ii) at no time may any optionee hold more than 5% of the outstanding common shares of the Corporation under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Corporation pursuant to the Plan for the financial year ended December 31, 2004.

Option Grants During the Most Recently Completed Financial Year

Names	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Average Exercise or Base Price (U.S. $/Security)	Average Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

David Goldman	75,000	24.5	7.08	7.08	November 2, 2009

Guy Fauré	75,000	24.5	7.08	7.08	November 2, 2009

Daniel Bertrand	50,000	16.4	7.08	7.08	November 2, 2009

In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily withdrew their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

The following table discloses the exercise of options to purchase or acquire common shares of the Corporation by the Named Executive Officers during the financial year ended December 31, 2004.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/Unexercisable

David Goldman	70,000	101,320	8,083 / 110,917	28,097 / 640,893

Guy Fauré	57,500	90,395	15,583 / 120,917	47,372 / 666,593

Daniel Bertrand	20,000	37,780	3,500 / 75,500	12,530 / 427,220

Patrick Hopf	11,511	18,681	1,625 / 10,709	5,818 / 27,519

Option and Sar Repricing

No options were repriced during the year ended December 31, 2004.

Securities Authorized For Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)

Equity compensation plans	295,000	$ 7.08	538,666
approved by securityholders

Equity compensation plans
not approved by
securityholders	NIL	NIL	NIL

Total	295,000	$ 7.08	538,666

Note: On November 2, 2004, a total of 295,000 options were awarded to directors and officers at an exercise price of $7.08. In January 2005, all of the individuals awarded these options voluntarily withdrew their entitlement to these options and the 295,000 options were cancelled.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2004

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date

Daniel Bertrand	5,000	1.986	1.986	January 16, 2013

Daniel Bertrand	10,000	2.57	2.57	April 30, 2013

Daniel Bertrand	14,000	3.58	3.58	November 5, 2010

Daniel Bertrand	50,000	7.08	7.08	November 2, 2009

Guy Fauré	7,500	1.986	1.986	January 16, 2013

Guy Fauré	25,000	2.57	2.57	April 30, 2013

Guy Fauré	29,000	3.58	3.58	November 5, 2010

Guy Fauré	75,000	7.08	7.08	November 2, 2009

Claude E. Forget	25,000	7.08	7.08	November 2, 2009

David Goldman	7,500	1.986	1.986	January 16, 2013

David Goldman	7,500	2.57	2.57	April 30, 2013

David Goldman	29,000	3.58	3.58	November 2, 2010

David Goldman	75,000	7.08	7.08	November 2, 2009

Irwin Kramer	25,000	7.08	7.08	November 2, 2009

David Schwartz	20,000	7.08	7.08	November 2, 2009

Patrick Hopf	3,334	1.53	1.53	February 25, 2009

Patrick Hopf	2,500	1.986	1.986	January 16, 2013

Patrick Hopf	6,500	3.58	3.58	November 5, 2010

Share Ownership

The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at May 12, 2005.

Director/ Named Executive Officer	Number of Company Shares Held

Guy Fauré, President & CEO, Director Mamma.com Inc.	3,500

Claude E. Forget, Director	30,000

David Goldman, Executive Chairman, Director Mamma.com Inc.	75,000

Irwin Kramer, Director	2,000

Dr. David Schwartz, Director	7,000

Daniel Bertrand, Executive Vice-President and Chief Financial Officer Mamma.com Inc.	Nil

Patrick Hopf, Vice-President-Business Development Mamma.com Inc.	Nil

Employees

The following table provides a breakdown of persons employed by main category of activity for each of the past five financial years.

Number of Employees by Category of Activity

Year	Mamma.com Inc.	Discontinued operations (billing systems)

2004	53	0

2003	37	65

2002	43	79

2001	40	84

2000	47	112

Pension and Retirement Benefits

The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits. The Company provides statutory benefits and Group Insurance.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of the Company, no shareholder currently owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attaching to any class of voting securities of the Company.

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

As reported in this Annual Report on Form 20-F, on May 14, 2000, the Company initiated a series of transactions pursuant to which it subscribed to a CA$850,000 secured debenture convertible into 12.75% of the equity of LTRIM Technologies Inc. (“LTRIM”) as well as to 207,323 preferred shares of LTRIM for a total of CA$900,000 (US$588,594). The preferred shares were subscribed to and entirely paid for by May 2001 and represent an additional 13.50% of LTRIM’s equity. Mamma assigned to Manitex 15% of its original rights and obligations under the subscription agreements and secured convertible debenture, including 15% of original CA$1,000,000 debenture in exchange for CA$150,000. Manitex also participated in subsequent subscriptions for preferred shares of LTRIM upon the same terms and conditions as those provided to the Company.

On March 30, 2000, the Company acquired a 6% secured debenture of $2.625 million issued by TechnologyEvaluation.com (“TEC.com”) for a cash consideration of $1.625 million and in exchange for a $1.0 million note receivable and accrued interest. Manitex also participated and subscribed to $375,000 of debt upon the same terms and conditions as those provided to Mamma.

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

Part of the compensation packages originally offered to the Company’s former President and the former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Mamma, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the “Master Option Agreement”). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of the Company’s investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the options expired.

Interest of Experts and Counsel

Not Applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

The consolidated financial statements and other financial information of the Company are included under Item 17 of this Annual Report on Form 20-F.

Legal or Arbitration Proceedings

See the discussions below under the headings SEC Investigation and Purported Securities Class Action Lawsuits.

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

Significant Changes

Several significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

SEC Investigation

On March 18, 2004 the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004 trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits may be consolidated for pretrial purposes. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

Special Investigation of Independent Committee.

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that an individual and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

Late filing of 2004 Audited Financial Statements.

On February 16, 2005 the Company announced that PricewaterhouseCoopers LLP would be unable to act as the Company’s independent auditor in connection with the audit of its 2004 annual consolidated financial statements. On March 18, 2005 the Company announced that it had retained RSM Richter LLP as its new auditor. As a result of this change of auditor, the audit was delayed and the Company advised investors that the filing of its annual financial statements would likely be delayed. On March 31, 2005, the Company confirmed that the filing of its financial statements for the year ended December 31, 2004 would be delayed. On April 14, 2005, the Company announced that it would not file its interim financial statements for the first quarter of 2005 until it had filed its annual financial statements for 2004, which would be on or before May 31, 2005.

As a result of its failure to file the Annual Financial Statements on or before March 31, 2005, the Ontario Securities Commission, consistent with Ontario Securities laws, has imposed a cease trade order affecting directors, officers and insiders of the Company (a management cease trade order). The Company had, prior to March 31, 2005, advised directors and officers, in accordance with the Company’s insider trading policy, that they were subject to a blackout period with respect to trading in securities of the Company until such time as all regulatory filings have been made.

Cancellation of stock options

On November 2, 2004, the Company granted to Officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. For the year ended December 31, 2004, general and administration expenses include $138,395 of stock-based compensation costs relating to these stock options.

On February 7, 2005, the Officers and Members of the Board of Directors of the Company to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensations costs recorded as of December 31, 2004 pertaining to these options will be reversed in the first quarter of 2005.

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

NASDAQ Small Cap Market®Annual High and Low Market Prices — 5 Years Ended
December 31, 2004 (based on closing prices)

Year	High	Low

2004	15.90	3.26

2003	4.51	1.25

2002	2.70	0.92

2001	8.40	1.25

2000	141.87	2.81

NASDAQ Small Cap Market® Quarterly High and Low Market Prices — 2 Years Ended
March 31, 2005 (based on closing prices)

Quarter End	High	Low

03/31/05	6.275	3.11

12/31/04	7.49	5.80

09/30/04	11.82	4.64

06/30/04	15.90	10.06

03/31/04	13.68	3.26

12/31/03	4.25	2.47

09/30/03	4.51	2.00

06/30/03	2.75	1.91

03/31/03	2.35	1.25

Monthly High and Low Market Prices – 6 Months Ended
April 30, 2005 (based on closing prices)

Month	High	Low

April 2005	3.83	2.56

March 2005	3.75	3.11

February 2005	6.275	3.55

January 2005	6.12	4.49

December 2004	6.97	6.02

November 2004	7.49	5.80

Frankfurt Exchange (based on closing prices) — High and Low Market Prices – 4 Years Ended
December 31, 2004 (in euros)

Year	High	Low

2004	13.80	2.58

2003	4.10	1.00

2002	2.80	0.85

2001	8.50	2.20

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended
April 30, 2005 and Latest Quarter (in euros)

Quarter	High	Low

03/31/05	4.52	2.32

12/31/04	6.40	4.35

09/30/04	9.80	4.00

06/30/04	13.80	8.30

03/31/04	8.70	2.58

12/31/03	3.60	2.12

09/30/03	4.10	1.60

06/30/03	2.65	1.60

03/31/03	2.00	1.05

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended
April 30, 2005 (in euros)

Month	High	Low

April 2005	2.90	1.96

March 2005	2.78	2.32

February 2005	4.32	2.50

January 2005	4.52	3.40

December 2004	5.15	4.40

November 2004	5.73	4.35

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

Material Contracts

Merriman Curhan Ford & Co.

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant give the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For merger and acquisition, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with same parameters of an acquisition except for the minimum fee which is $500,000.

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement.

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

The term of this agreement was indefinite. However, the Company or Maxim could terminate it upon 30 days written notice. If such a notice was sent by the Company, the monetary consideration was payable by the Company for the ensuing five months; however, the warrant consideration would cease after the 30 days written notice. If Maxim sent such a notice, both the monetary and warrant consideration will cease immediately. The preceding statements notwithstanding, the agreement could also be terminated upon 30 days written notice by either party any time after the 6th month anniversary of the agreement. On October 30, 2003 the Company advised Maxim of termination of this agreement effective November 30, 2003. In 2003, the Company granted a total of 105,000 warrants at an average price of $2.50 to Maxim Group LLC for financial advisory fees.

Maxim Group was paid a $200,000 success fee related to the acquisition of Digital Arrow in June 2004.

As at March 30, 2005, Maxim Group, LLC had exercised all its warrants.

Global Capital Securities Corporation

On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, the Company and Lomond modified the terms of the agreement and consequently all the warrants were returned to the Company for cancellation.

Recent Financings

On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,599,981. Net proceeds from the offering amounted to $15,541,162, net of issue cost of $1,058,819, $996,000 of which was paid to MCF. For this specific transaction, MCF waived their entitlement to a warrant component of the financing completion fee. Each warrant entitles the accredited investors to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date.

On December 12, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2003 and November 2003 respectively. A sum of $5,904,354 accrued to the treasury of the Company and a further 4,071,968 common shares of the Company were issued.

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

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

Acquisition of Digital Arrow LLC and High Performance Broadcasting, Inc. by Mamma

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc., (“Digital Arrow”) privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow has been determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

Acquisition of focusIN assets by Mamma

On November 27, 2002, the Company acquired certain of the assets of the focusIN business of ZAQ Inc. in exchange for a total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. This acquisition has been accounted for using the purchase method. The net earnings of the business have been included in the Company’s financial statements from the above-noted date of acquisition. focusIN is an on-line media placement business with a current base of over 5,000 client web sites. These sites, with monthly traffic of 25 million unique users and more than 700 million page impressions, cover a wide array of vertical markets, mostly in the United States.

Acquisition of Remaining Minority Shareholder Interests in Mamma.com Enterprises Inc.

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

Divestiture of Intasys Billing Technologies Subsidiaries (“IBT”)

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

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and will be released in the second quarter of 2005.

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

Dave Goldman Advisors Ltd.

On October 30, 2001 the Company entered into a service agreement with David Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company at an hourly rate of CA$200. This agreement was renewed on May 1, 2002 and may be terminated on a sixty (60) day notice by either party. On August 12th, 2004, the Corporation amended the employment arrangement of the Executive Chairman. As a result, should there be a change of control in the Corporation, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000.

Sam Luft

As of April 1, 2002, the Company entered into a month-to-month service agreement with Sam Luft, whereby Mr. Luft, in exchange for a $6,000 monthly fee, serves as a financial advisor to the Company. The agreement expired on March 1, 2003. On May 5, 2003 Mr. Luft resigned as board member of the Company.

Master Option Agreement

Part of the compensation packages originally offered to the Company’s former President and its former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Mamma, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives, (the “Master Option Agreement”). On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred, to the former CEO and Chairman, all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001 the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of the Company’s investment in Tri-Link Technologies Inc. and LTRIM up until December 31, 2002 for total cash consideration of $410,425. Thereafter this percentage and the exercise price were reduced to 5% and $136,808, respectively through February 28, 2004, at which time the option expired.

Exchange Controls

There is no Canadian law, government decree or regulation that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the Company equalled or exceeded $223,000,000 Canadian for investments made in 2003. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

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

Taxation

The following is a summary of certain income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the “ITA”). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (i) is neither resident nor deemed to be resident in Canada, but is resident in the United States for the purposes of the Canada – United States Income Tax Convention (1980) (the “Treaty”); (ii) deals at arm’s length with Mamma.c and is not affiliated with Mamma; (iii) does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (iv) is not an insurer or a financial institution .

For United States federal income tax purposes, a United States corporation, citizen or resident alien generally will realize, to the extent of the Company’s current or accumulated earnings and profits, taxable ordinary income on the receipt of cash dividends on the Common Shares equal to the gross amount of such dividends without reduction for any Canadian withholding tax. Subject to certain limitations, such withholding tax generally may be credited, against the holder’s United States federal income tax liability or, alternatively, may be deducted in computing the holder’s United States federal taxable income. Dividends paid on the Common Shares will not be eligible for the “dividends received” deduction, available under certain circumstances to United States corporations.

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

Documents on Display

Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company’s operating subsidiaries. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Daniel Bertrand, Eecutive Vice-President and Chief Financial Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

The Company has employees located in Canada and the United States where the local currency is used. No forward exchange contracts are used to sell currencies at fixed forward rates.

Interest Rate Risk

The Company has short term investments and temporary investments bearing average interest rates between 2.25% and 5.20%. No other financial instruments are used.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

(a)     Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Executive Chairman, our President and Chief Executive Officer, and our Executive Vice-President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Executive Chairman, our President and Chief Executive Officer, and our Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 20-F.

Based upon that evaluation, the President and Chief Executive Officer and our Executive Vice-President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2004.

(b)     Changes in Internal Controls.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.   [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that a member of its Audit Committee, Mr. Irwin Kramer, is an Audit Committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B.   CODE OF ETHICS

The Company’s board of directors has adopted a Code of Ethics that applies to all of the Company’s employees, including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Company’s Code of Ethics is available on the Company’s website at www mammainc.com.

ITEM 16C.   ACCOUNTANT’S FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Company’s independent public accountants for each of the fiscal years in the three year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually by the Company’s shareholders at the Annual General Meeting. In February 2005, PricewaterhouseCoopers LLP notified the Company that it would not act as the Company’s independent auditor during 2005 in connection with preparation of the Company’s 2004 audited financial statements. In March 2005 the Company’s Audit Committee engaged RSM Richter LLP to audit the Company’s financial statements for the 2004 fiscal year.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to the Company in 2004 and 2003.

	2004	2003

Audit (1)	$150,698	$119,018

Audit Related (2)	$472,724	$ 10,559

Tax (3)	$ 61,307	$ 44,443

All Other (4)	--	--

TOTAL:	$684,729	$174,020

(1)     Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the audit of its financial statements; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

(2)     Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions.

(3)     Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17.   FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 28 to our consolidated financial statements.

Mamma.com Inc.
(formerly Intasys Corporation)

Consolidated Financial Statements
December 31, 2004 and 2003
(expressed in U.S. dollars)

Independent Registered Public Accounting Firms’ Reports

To the Shareholders and Board of Directors of Mamma.com Inc.
(formerly Intasys Corporation)

We have audited the accompanying consolidated balance sheet of Mamma.com Inc. (formerly Intasys Corporation) as at December 31, 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

s/s RSM Richter LLP

Montreal, Canada
May 13, 2005

To the Board of Directors and Shareholders of Mamma.com Inc.:

We have audited the accompanying consolidated balance sheet of Mamma.com Inc. and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations, of shareholders’ equity and of cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mamma.com Inc. and its subsidiaries as at December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Canada.

s/s PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Quebec, Canada
February 24, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 a) to the consolidated financial statements. Our report to the Directors and Shareholders dated February 24, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

s/s PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Quebec, Canada
February 24, 2004

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(expressed in U.S. dollars)
	2004 $	2003 $
Assets
Current assets
Cash and cash equivalents	20,609,089	4,465,901
Restricted cash (note 5)	148,000	--
Temporary investments (note 7)	6,874,155	23,176
Accounts receivable (note 8)	2,689,540	2,286,751
Income taxes receivable	120,590	16,461
Prepaid expenses	135,110	89,739
Future income taxes (note 21)	--	264,014
Current assets of discontinued operations (note 5)	82,045	921,980

	30,658,529	8,068,022
Future income taxes (note 21)	--	232,968
Assets of discontinued operations (note 5)	--	200,802
Investments (note 9)	720,000	1,085,286
Property, plant and equipment (note 10)	374,819	367,464
Intangible assets (note 11)	2,010,244	935,562
Goodwill (note 11)	1,402,506	846,310

	35,166,098	11,736,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	2,646,316	2,252,242
Deferred revenue	256,984	140,727
Liabilities of discontinued operations (note 5)	227,226	1,323,307

	3,130,526	3,716,276

Contingencies and commitments (note 25)
Shareholders’ Equity
Capital stock (note 14)
Authorized
Unlimited common shares, no par value
Issued and outstanding 12,263,029 common shares (2003 – 6,508,610)	90,496,088	70,522,179
Additional paid-in capital (note 15)	5,255,249	1,166,814
Deferred stock-based compensation (note 15)	(1,333,443)	(262,806)
Cumulative translation adjustment	360,884	441,564
Accumulated deficit	(62,743,206)	(63,847,613)

	32,035,572	8,020,138

	35,166,098	11,736,414

See accompanying notes.
Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
David Goldman, Executive Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)
	2004 $	2003 $	2002 $

Revenue (note 17)	15,808,999	8,938,863	4,222,352

Expenses
Search, graphic ad and e-mail serving	309,854	305,951	127,394
Marketing, sales and services	9,496,150	5,285,957	2,555,387
General and administration	3,771,658	2,255,099	1,978,130
Product development and technical support (note 22)	891,540	599,383	534,324
Amortization of property, plant and equipment	146,621	140,090	148,435
Amortization of intangible assets	377,583	178,509	38,196
Recovery of restructuring charges (note 13)	--	--	(70,453)
Realized gain on disposal of marketable securities	--	--	(73,383)
Realized gain on disposal of investment (note 9)	--	(32,499)	--
Unrealized loss on investments and write-down of advances(note 18)	365,286	--	82,616
Interest income	(233,059)	(15,869)	(54,170)
Loss on foreign exchange	68,275	210,888	12,536

	15,193,908	8,927,509	5,279,012

Earnings (loss) from continuing operations
before income taxes	615,091	11,354	(1,056,660)
Provision for (recovery of) income taxes (note 21)	554,680	(77,636)	(273,782)

Earnings (loss) from continuing operations	60,411	88,990	(782,878)
Results of discontinued operations (note 5)	1,043,996	(300,053)	465,884

Net earnings (loss) for the year	1,104,407	(211,063)	(316,994)

Basic and diluted earnings (loss) per share from
continuing operations	0.01	0.01	(0.18)
Basic and diluted earnings (loss) per share from
discontinued operations	0.09	(0.04)	0.11

Basic and diluted net earnings (loss) per share	0.10	(0.03)	(0.07)

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2004, 2003 and 2002

(expressed in U.S. dollars)
	Number of common shares	Common Shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Accumulated deficit $
Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes on shares
and warrants issued for
financial services	--	(54,114)	(214,363)	408,060	--	--
Shares and warrants issued on
private placement	1,893,939	1,912,879	587,121	--	--	--
Shares and warrants issued for
financial services	142,045	143,465	44,034	--	--	--
Forfeited options	--	6,231	(6,231)	--	--	--
Share issue costs	--	(212,248)	--	--	--	--
Translation adjustment for the year	--	--	--	--	(32,488)	--
Net loss for the year	--	--	--	--	--	(316,994)

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effect of changes on shares
and warrants issued for
financial services	--	6,333	--	10,667	--	--
Warrants issued for financial
services	--	--	84,566	--	--	--
Options granted	--	--	388,391	(376,171)	--	--
Amortization of deferred
stock-based compensation	--	--	--	113,365	--	--
Options exercised	129,678	185,887	(12,220)	--	--	--
Warrants exercised	284,090	455,965	(44,034)	--	--	--
Translation adjustment for the year	--	--	--	--	717,257	--
Net loss for the year	--	--	--	--	--	(211,063)

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Warrants issued for financial
services	--	--	260,301	--	--	--
Options granted	--	--	1,378,787	(1,378,787)	--	--
Amortization of deferred
stock-based compensation	--	--	--	301,944	--	--
Options exercised	255,561	483,593	(82,127)	--	--	--
Warrants exercised	3,892,878	6,430,500	(671,687)	--	--	--
Forfeited options	--	--	(18,967)	6,206	--	--
Shares issued for acquisition
of Digital Arrow	90,000	740,782	--	--	--	--
Shares and warrants issued on
private placement	1,515,980	13,158,329	3,441,652	--	--	--
Share issue cost	--	(839,295)	(219,524)	--	--	--
Translation adjustment for the year	--	--	--	--	(80,680)	--
Net earnings for the year	--	--	--	--	--	1,104,407

Balance, December 31, 2004	12,263,029	90,496,088	5,255,249	(1,333,443)	360,884	(62,743,206)

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(expressed in U.S. dollars)
	2004 $	2003 $	2002 $
Cash flows from
Operating activities
Earnings (loss) from continuing operations	60,411	88,990	(782,878)
Adjustments for
Amortization of property, plant and equipment	146,621	140,090	148,435
Amortization of intangible assets	377,583	178,509	38,196
Realized loss (gain) on disposal of property, plant and equipment	--	(455)	784
Realized gain on disposal of marketable securities	--	--	(73,383)
Realized gain on disposal of investment (note 9)	--	(32,499)	--
Employee stock-based compensation	281,367	94,654	--
Former Board member compensation paid by issuance
of capital stock	--	12,220	--
Interest income on investments and management fees	--	--	(33,477)
Unrealized loss on investments and write-down of
advances (note 18)	365,286	--	82,616
Financial fees paid by issuance of capital stock and warrants	260,301	101,566	139,583
Future income taxes	400,855	(77,636)	(271,464)
Tax credits	81,505	(77,925)	--
Unrealized loss on foreign exchange	14,622	--	--
Net change in non-cash working capital items (note 20)	(143,790)	(969,323)	736,717

Cash from (used for) operating activities from continuing operations	1,844,761	(541,809)	(14,871)
Cash from (used for) operating activities from discontinued operations	(838,668)	479,852	743,961

	1,006,093	(61,957)	729,090

Investing activities
Business acquisitions (note 6)	(1,264,210)	--	(1,625,151)
Purchase of intangible assets	(9,434)	(3,026)	(51,086)
Purchase of property, plant and equipment	(70,284)	(47,432)	(48,875)
Investments	--	--	(1,612)
Net increase in temporary investments	(6,850,979)	(6,217)	(2,024)
Proceeds on disposal of investments	--	32,499	--
Proceeds on disposal of property, plant and equipment	--	1,199	191

Cash used for investing activities from continuing operations	(8,194,907)	(22,977)	(1,728,557)
Cash from (used for) investing activities from discontinued operations	1,699,185	(72,190)	(45,758)

	(6,495,722)	(95,167)	(1,774,315)

Financing activities
Issuance of capital stock	22,760,261	585,598	2,500,000
Share issue costs	(1,058,819)	--	(24,749)

	21,701,442	585,598	2,475,251

Effect of foreign exchange rate changes on cash
and cash equivalents	79,375	250,063	58,201

Net change in cash and cash equivalents and restricted cash
during the year	16,291,188	678,537	1,488,227
Cash and cash equivalents – Beginning of year	4,465,901	3,787,364	2,299,137

Cash and cash equivalents and restricted cash – End of year	20,757,089	4,465,901	3,787,364

Cash and cash equivalents comprise:
Cash	1,565,600	2,265,000	1,287,364
Short-term investments	19,043,489	2,200,901	2,500,000

	20,609,089	4,465,901	3,787,364
Restricted cash	148,000	--	--

	20,757,089	4,465,901	3,787,364

Supplemental cash flow information
Cash paid for interest	673	328	5,542
Cash paid for income taxes	288,147	--	--

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

1	Nature of business

Mamma.com Inc. (formerly Intasys Corporation) (the “Company”) is focused on innovative direct on-line Internet electronic marketing solutions to advertisers through keyword search listings and graphic ad units. The Company also offers on-line, opt-in e-mail marketing services through its wholly owned subsidiary, Mamma.com USA, Inc. and its newly acquired subsidiaries, Digital Arrow LLC and High Performance Broadcasting, Inc. (see note 6). The Company’s customers are mainly located in the United States. The Company’s wholly owned subsidiary, Intasys Billing Technologies (“IBT”), formerly provided global wireless Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia, the United States and Canada. The Company decided to sell IBT in 2003 and the divestiture was completed on February 12, 2004. Therefore, IBT has been presented as discontinued operations (see note 5). The Company also holds minority interests in companies operating in the analog-integrated circuit products, new media and telecommunications sectors.

On January 6, 2004, the Company changed its name from Intasys Corporation to Mamma.com Inc.

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc., which was originally focused on innovative direct on-line Internet electronic marketing solutions to advertisers through keyword search listings and graphic ad units, was wound up into the Company.

2	Change in accounting policies

a)	For changes affecting 2003

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

Impairment of long-lived assets

CICA Handbook section 3063, “Impairment of Long-Lived Assets”, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, “Property, Plant and Equipment”. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

Disposal of long-lived assets and discontinued operations

CICA Handbook section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, “Discontinued Operations” and Section 3061, “Property, Plant and Equipment”. The Section provides criteria for classifying assets as held for sale to be measured at the lower of carrying value and fair value less costs to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The adoption of this section did not have a significant impact on the financial statements.

b)	For changes affecting 2004 and future years

Asset retirement obligations

CICA Handbook section 3110, “Asset Retirement Obligations”, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this section did not have a significant impact on the financial statements.

Consolidation of variable interest entities

CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

Financial instruments

On April 1, 2005, the CICA issued three new Handbook sections: Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments –Recognition and Measurement”, and Section 3865 “Hedges”. These new sections apply to fiscal years beginning on or after October 1, 2006 with earlier adoption permitted as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 3855 “Financial Instruments – Recognition and Measurement” requires all financial instruments to be classified as either Held to Maturity, Loans and Receivables, Held for Trading, or Available for Sale. The Held to Maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and Receivables and Held to Maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as Held for Trading are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as Available for Sale and are measured at fair value with unrealized gains and losses, not affecting income, but reported in a new category in Shareholders’ equity called Other Comprehensive Income.

Section 3865 “Hedges” which replaces Accounting Guideline 13 “Hedging Relationships” requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in Other Comprehensive Income until the transaction being hedged affects net income.

Section 1530 “Other Comprehensive Income”, a new category in the Shareholders’equity section, includes in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

The Company is in the process of assessing the impact of these new recommendations on its financial position, results of operations and cash flows.

3	Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in note 28.

a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated on consolidation.

b)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Actual results could differ from those estimates.

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original terms to maturity of 90 days or less as of the date of acquisition.

d)	Temporary investments

Temporary investments are valued at the lower of cost and market value.

e)	Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statement of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

f)	Investments

The Company has investments in equity instruments of privately-held companies. These investments are generally accounted for under the cost method, as the Company does not have the ability to exercise significant influence over operations. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. The Company monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Duration of lease

h)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Brand names	20% to 25%
Acquired technology	20% to 25%
Customer list	10% to 25%
Software	30%
E-mail data base	25%

i)	Goodwill

Goodwill represents the excess of purchase price of businesses acquired over the fair value of the underlying net identifiable assets acquired. Goodwill related to business combinations is not amortized.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value.

j)	Impairment of long-lived assets

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

k)	Revenue recognition

The Company recognizes revenue from search advertising, graphic advertising and e-mail advertising services when the following criteria are satisfied:

i) persuasive evidence of an arrangement exists;

ii) service is performed;

iii) the fee is fixed or determinable;

iv) collectibility is reasonably assured.

Search service revenue is generated as users click on an advertiser’s sponsored link, giving rise to direct revenue or a revenue share if the paid placement was provided by a third party provider (“partner”). Advertisers buy key words, and when these key words are searched by a user, the advertiser’s website will be listed in a premium position in the search results. Advertisers are charged on a pay-per-click basis. Revenue from such clicks is recognized as the clicks occur, provided the above criteria are met.

Graphic advertising revenue is generated from advertising delivered on a Web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising graphic advertisement. Advertising includes different size banners, pop-ups and rich media which are targeted through the Company’s network of publishers (“members”). The publisher network consists of small to medium size websites that subscribe to the Company’s service through an on-line contract. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed graphic advertisement occur, provided the above criteria are met and that no significant Company obligations or commitments relating to a minimum number of impressions remain.

E-mail advertising revenue is generated from an e-mail drop of the Company’s advertisers products based on its business or consumer e-mails lists. The Company may also partner with other list owners. The revenue model is either CPM based (cost per one thousand impressions pushed) or CPA based (cost per valid leads to advertisers). Revenue from advertising arrangements is recognized as the e-mail drop is delivered or as valid leads are provided to advertiser, provided the above criteria are met.

The majority of arrangements for these three types of revenue have terms less than one year and may be terminated at any time by the advertiser. In accordance with Emerging Issues Committee 123 “Reporting Revenue Gross as a Principal versus Net as an Agent”, search and graphic advertising derived from arrangements that involve services supplied by partners and members respectively is reported gross of the payment to them. This revenue is reported gross due to the fact that the Company is the primary obligor to the advertisers who are customers of the advertising service.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement on the accompanying consolidated balance sheets.

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

l)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2004 and 2003.

m)	Income taxes

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

n)	Foreign currency translation

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

o)	Foreign currency transactions

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

p)	Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (note 16).

Diluted earnings (loss) per share are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

q)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

4	Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date.

Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the consolidated statements of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

5	Discontinued operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the years ended December 31, 2003 and 2002 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and will be released in the second quarter of 2005.

The gain on disposal is detailed as follows:

$
Proceeds	1,699,185

Assets disposed and related fees
Equipment	210,916
Other assets, net	(22,843)
Legal and other fees	133,579
Cumulative translation adjustment related to the sales of IBT	(211,390)

110,262

Gain on disposal	1,588,923

Summary of assets and liabilities of discontinued operations

	As at December 31,
	2004 $	2003 $
Current assets
Accounts receivable	81,241	831,310
Other current assets	804	90,670

	82,045	921,980

Assets
Property, plant and equipment	--	200,802

Liabilities
Accounts payable and accrued liabilities	142,226	982,452
Deferred revenue	--	49,611
Income taxes payable	85,000	291,244

	227,226	1,323,307

Summary of discontinued operations

	2004 $	2003 $	2002 $
Revenue	621,296	6,493,986	7,602,630

Earnings (loss) before income taxes	1,043,996	(32,220)	465,884

Net earnings (loss)	1,043,996	(300,053)	465,884

For the years 2004 and 2002, earnings (loss) before income taxes are the same as net earnings (loss). In 2004 and 2002, this is due to benefits arising from prior years tax losses not previously recognized. In 2003, the Company recorded a provision for income taxes due to a tax assessment disallowing research and development tax credits claimed in prior years.

6	Business acquisitions

a)	Digital Arrow LLC and High Performance Broadcasting, Inc.

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”), privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow has been determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

The operations of the business have been included in these financial statements since June 1, 2004.

b)	focusIN assets

On November 27, 2002, the Company acquired through its subsidiary Mamma.com Enterprises Inc. certain of the assets of the focusIN business of ZAQ Inc. in exchange for total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. The net earnings of the business have been included in these financial statements from the above-noted date of acquisition. focusIN provides on-line media placement services.

These acquisitions have been accounted for using the purchase price method. The fair value of the net assets acquired is summarized below:

	Digital Arrow 2004 $	focusIN 2002 $
Cash	86,948	--
Accounts receivable	163,203	--
Prepaid expenses and other assets	5,442	--
Property, plant & equipment	83,692	31,287
Intangible assets:
Brand name	174,738	291,156
E-mail data base	750,000	--
Existing technology	238,535	252,208
Customer list	279,558	351,175

Total assets acquired	1,782,116	925,826
Accounts payable and accrued liabilities	246,372	--

Total liabilities assumed	246,372	--

Net identifiable assets acquired	1,535,744	925,826
Goodwill	556,196	699,325

Purchase price	2,091,940	1,625,151
Less:
Common shares issued	740,782	--
Cash	86,948	--

Cash paid net of cash acquired	1,264,210	1,625,151

For focusIN, approximately $521,000 of the above-noted goodwill is deductible for income tax purposes.

7	Temporary Investments

Temporary investments consist of commercial paper bearing a weighted average interest rate of 2.29% per annum (2003 – 5.10%) and maturing on various dates up to May 2005. The market value of the commercial paper as at December 31, 2004 and 2003 approximates the book value.

8	Accounts receivable

Accounts receivable comprise the following:

	2004 $	2003 $
Trade accounts receivable	2,799,705	2,433,064
Allowance for doubtful accounts	(239,177)	(203,129)

	2,560,528	2,229,935
Other	129,012	56,816

	2,689,540	2,286,751

9	Investments

a)	Investments comprise the following:

	2004 $	2003 $
LTRIM Technologies Inc. (4,891,686 Class "A"
common shares and 359,281 Class "A" preference shares) (i)	720,000	1,085,286
Tri-Link Technologies Inc. (4,054,874 Preference shares) (ii)	--	--
TECE, Inc. (5,000,000 Common shares) (ii)	--	--

	720,000	1,085,286

The fair value of LTRIM Technologies Inc. has been established at $720,000 and nil for Tri-Link Technologies Inc. and TECE, Inc. as of December 31, 2004.

i)	In 2004, due to a permanent impairment in value, the Company wrote off $365,286 of its investment in LTRIM Technologies Inc.

ii)	In 2001 and 2002, due to a permanent impairment in value, the Company wrote off its investments in Tri-Link Technologies Inc. and TECE, Inc.

iii)	On August 28, 2003, the Company sold its entire investment in uPath.com Inc. for CA$45,000 (US$32,499). As this investment had been written off in its entirety in 2002 due to a permanent impairment in value, the gain on disposal of the investment amounted to $32,499 in 2003.

b)	Master option agreement

Part of the compensation packages originally offered to the Company’s former President and former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives. On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred to the former CEO and Chairman all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001, the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys’ investment in Tri-Link Technologies Inc. and LTRIM Technologies Inc. up until December 31, 2002 for a total cash consideration of $410,425. Thereafter, this percentage and the exercise price are reduced to 5% and $136,808 respectively through February 28, 2004, at which time the option expired.

The fair value of these options was initially estimated using the Black-Scholes option pricing model and recorded as a liability. Since the terms of these options are variable, the fair value of these options is re-evaluated at each balance sheet date with any resulting adjustment to the fair value being included in the statement of operations. As a result, in 2003, the consolidated statement of operations includes a reversal of expenses recorded in previous years of $4,866. The consolidated statement of operations in 2002 includes a reversal of expenses recorded in previous years for an amount of $195,134.

10	Property, plant and equipment

			2004

	Cost $	Accumulated amortization $	Net $

Computer equipment	1,095,087	765,025	330,062
Furniture and fixtures	97,233	55,362	41,871
Leasehold improvements	88,243	85,357	2,886

	1,280,563	905,744	374,819

			2003

Computer equipment	1,004,476	695,220	309,256
Furniture and fixtures	83,712	45,928	37,784
Leasehold improvements	87,181	66,757	20,424

	1,175,369	807,905	367,464

11	Goodwill and other intangible assets

a)	Intangible assets

			2004

	Cost $	Accumulated amortization $	Net $

Brand names	587,607	208,316	379,291
Acquired technology	543,752	163,099	380,653
Customer list	704,543	128,209	576,334
Software	63,098	42,257	20,841
E-mail data base	750,000	96,875	653,125

	2,649,000	638,756	2,010,244

			2003

Brand names	412,869	103,396	309,473
Acquired technology	305,217	71,218	233,999
Customer list	424,985	49,582	375,403
Software	53,664	36,977	16,687

	1,196,735	261,173	935,562

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	focusIN $	Digital Arrow $	Total $

Balance - December 31, 2002	694,835	--	694,835
Currency translation adjustment	151,475	--	151,475

Balance - December 31, 2003	846,310	--	846,310
Business acquisitions (note 6)	--	556,196	556,196

Balance - December 31, 2004	846,310	556,196	1,402,506

12	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2004 $	2003 $
Trade accounts payable	1,868,307	1,460,631
Other
Accrued employee costs	363,025	328,250
Directors and officers payable	402,220	225,543
Payable to companies owned by current or former directors (a)	12,764	12,818
Other (note 25 a))	--	225,000

	2,646,316	2,252,242

(a)	The amount payable to companies owned by current and/or former directors relates to consulting agreements between the Company and companies owned by current and/or former directors.

13	Recovery of restructuring charges

In 2000 and 2001, the Company reduced its fixed costs by terminating certain employees and moving its head office to premises occupied by its subsidiary Mamma.com Enterprises Inc. In 2002, $70,453 of charges related to the restructuring of the Investment Management segment were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations.

14	Capital stock

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares, and common shares comprising the public float, as at December 31, 2004. The Company may purchase common shares at any time and from time to time until September 7, 2005. The common shares will be purchased for cancellation.

During the year ended December 31, 2004, the Company did not purchase any of its outstanding common shares.

a)	Stock options

The Company’s stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee designates eligible participants to be included under the plan, and designates the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The options vest in equal increments over a period of three or four years, commencing one year from the grant date. The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant.

Information with respect to stock option activity for 2002, 2003 and 2004 is as follows:

	Number of options	Weighted average exercise price $
Outstanding – December 31, 2001	451,750	2.29
Granted	135,000	1.22
Forfeited	(209,570)	2.56

Outstanding – December 31, 2002	377,180	1.76
Granted	227,500	2.71
Forfeited	(28,357)	1.74
Exercised	(129,678)	1.34

Outstanding – December 31, 2003	446,645	2.37
Granted	305,000	6.91
Forfeited	(16,000)	1.99
Expired	(18,750)	8.00
Exercised	(255,561)	1.57

Outstanding – December 31, 2004	461,334	5.60

Details of stock options outstanding as at December 31, 2004 are as follows:

	Outstanding options			Exercisable options

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

1.50 – 1.99	30,834	7.51	1.90	2,500	1.50
2.57 – 3.58	135,500	6.72	3.23	31,167	3.28
7.08	295,000	4.84	7.08	--	--

	461,334	5.57	5.60	33,667	3.15

As at December 31, 2003 and 2002, there were 222,478 and 320,429 options exercisable at weighted average prices of $1.99 and $1.80, respectively.

b)	Pro forma stock-based compensation disclosures

As described in note 2, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. Following is a summary of what the net earnings (loss) and related per share figures would have been for 2004, 2003 and 2002 if the Company had applied this change retroactively to all prior years.

	2004 $	2003 $	2002 $

Pro forma net earnings (loss)	1,086,911	(225,266)	(295,924)

Pro forma net earnings (loss) per share:
Basic	0.10	(0.04)	(0.07)
Diluted	0.10	(0.04)	(0.07)

The fair values of all options granted during 2004, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004 $	2003 $	2002 $

Expected option life (years)	4.00	4.04	4.00
Volatility	88%	82%	76%
Risk-free interest rate	3.70%	4.00%	3.09%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2004, 2003 and 2002 were $4.61, $2.71 and $1.22 per option, respectively.

15	Additional paid-in capital and deferred stock-based compensation

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant gives the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For merger and acquisition, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with the same parameters of an acquisition except for the minimum fee which is $500,000.

For the period ended December 31, 2004, 40,000 warrants were issued to MCF at an average price of $12.31, the fair value of which was $260,301 estimated as of grant date using the Black-Sholes pricing model, and charged to expense with a corresponding credit to additional paid-in capital. The following weighted average assumptions were used:

Expected option life	3.5 years
Volatility	86%
Risk-free interest rate	3.99%
Dividend yield	nil

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement.

On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,599,981. Net proceeds from the offering amounted to $15,541,162, net of issue cost of $1,058,819, $996,000 of which was paid to MCF. For this specific transaction, MCF waived their entitlement to a warrant component of the financing completion fee. Each warrant entitles the accredited investors to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date.

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants have been determined using the Black-Scholes pricing model and the following weighted average assumptions:

Expected option life	5 years
Volatility	86%
Risk-free interest rate	4.19%
Dividend yield	nil

In 2003, the Company granted 105,000 warrants at an average price of $2.50 to Maxim Group, LLC for financial advisory fees, the fair value of which was $84,566 estimated as of the grant date using the Black-Scholes pricing model, and charged to expense during the year with a corresponding credit to additional paid-in capital. These warrants vested immediately and expire after three years.

On December 12, 2002, the Company completed a private placement of 1,893,939 units, each unit consisting of one common share and one A warrant, for total gross proceeds amounting to $2,500,000, or $1.32 per unit. Each A warrant vests immediately, expires on November 30, 2004, and permits the holder to purchase one additional common share of the Company at an exercise price of $1.40 per share. The private placement agreement provides for a reload feature, whereby upon exercise of the entire A warrants, the holders are entitled to receive one new B warrant for each A warrant exercised. The B warrant vests immediately upon issuance, expires on November 30, 2006, and permits the holder to purchase an additional common share at an exercise price of $1.50 per share. As at December 31, 2004, the totality of the A and B warrants had been exercised.

The amounts allocated to the shares and warrants totalled $1,912,879 and $587,121, respectively. These amounts have been allocated based upon the relative fair values of the warrants and shares at the date the units were issued. The estimated fair value of the A and B warrants has been determined using the Binomial option pricing model and the following weighted average assumptions:

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

On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, the Company and Lomond modified the terms of the agreement and consequently all the warrants were returned to the Company for cancellation.

The Company recognized the cost of the services as the warrants and shares vest, at a rate of 13,889 warrants and 8,333 shares per month, based on the fair value of the Company’s common shares at the end of each month. Upon the cancellation of the warrants, the expense previously recognized was reversed. Information with respect to warrant activity for 2002, 2003 and 2004 is as follows:

	Number of warrants	Weighted average exercise price $

Outstanding - December 31, 2001	905,425	2.54
Issued	2,035,984	1.40
Expired	(250,000)	2.75
Forfeited	(654,000)	2.40

Outstanding - December 31, 2002	2,037,409	1.42
Issued (i)	247,045	1.94
Forfeited	(1,425)	30.80
Exercised	(284,090)	1.45

Outstanding - December 31, 2003	1,998,939	1.46
Issued - B warrants	1,893,939	1.50
Issued - Other	646,392	15.60
Exercised	(3,892,878)	1.48

Outstanding - December 31, 2004	646,392	15.60

(i)	Does not include warrants to be issued in connection with the B warrant reload feature described above.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2004 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $

11.34 – 13.89	40,000	4.41	12.31
15.82	606,392	4.50	15.82

	646,392	4.49	15.60

16	Earnings (loss) per share

	2004 $	2003 $	2002 $

Weighted average number of shares - Basic	10,758,604	6,207,360	4,356,751
Additions to reflect the impacts of:
Exercise of stock options	121,195	93,854	--
Exercise of warrants (i)	330,107	1,740,022	--

Weighted average number of shares - Diluted	11,209,906	8,041,236	4,356,751

(i)	In 2003, includes B warrants issuable upon exercise of the A warrants described in note 15.

Options to purchase 48,361 common shares (2003 – 18,750; 2002 – 377,180), warrants to purchase 327,712 common shares (2003 – 16,000, 2002 – 2,691,409) and 8,333 common shares (in 2002) issued for brokerage fees have been excluded from the above calculations since they would have an anti-dilutive effect.

17	Revenue

	2004 $	2003 $	2002 $

Search advertising	9,676,181	5,787,980	2,733,953
Graphic advertising	5,250,066	3,150,883	1,488,399
E-mail advertising	882,752	--	--

	15,808,999	8,938,863	4,222,352

18	Unrealized loss on investments and write-down of advances

In 2004, the Company recorded $365,286 of write-down of investment.

In 2002, the Company recorded $51,612 unrealized loss on investments and $31,004 of write-down of advances, totalling $82,616 for the year.

19	Consolidated statement of cash flows

In 2004, the consideration for the acquisition of Digital Arrow includes 90,000 of the Company’s common shares at a determined fair value of $8.23 per share. Therefore, $740,782 representing the value of the consideration paid by the issuance of capital stock is excluded from business acquisitions and issuance of capital stock.

In 2003, financial fees paid in shares in lieu of cash amounted to $17,000.

In 2002, the Company’s non-cash investing and financing activities consisted of: shares issued in lieu of fees related to private placement in the amount of $187,499; shares issued in lieu of financial fees in the amount of $98,667; interest income in the amount of $33,477 which was recorded in investments.

20	Net change in non-cash working capital items

	2004 $	2003 $	2002 $

Cash flows from (used for):
Marketable securities	--	--	314,026
Accounts receivable	(239,585)	(1,033,078)	(351,351)
Income taxes receivable	(104,129)	(15,259)	--
Prepaid expenses and other assets	(39,929)	(3,083)	(18,270)
Accounts payable and accrued liabilities	123,596	81,709	878,928
Reserve for restructuring	--	--	(98,555)
Deferred revenue	116,257	388	11,939

	(143,790)	(969,323)	736,717

21	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2004 $	2003 $	2002 $

Current (recovered)	153,825	--	(2,318)
Future	400,855	(77,636)	(271,464)

	554,680	(77,636)	(273,782)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2004 $	2003 $	2002 $

Earnings (loss) from continuing operations before income taxes	615,091	11,354	(1,056,660)

Expected provision for (recovery of) income taxes at the statutory rate	190,801	3,749	(370,042)

Impact of foreign and provincial rates	(5,500)	--	--
Unrecognized benefit of current year tax losses
and undeducted research and development
expenses, and other temporary differences	585,231	465,295	610,441
Benefit of prior years' tax losses not previously
recognized	(17,178)	--	(250,841)
Recognition of future benefit of prior years'
temporary differences, including tax losses
and undeducted research and development
expenses	--	(577,482)	(271,464)
Permanent difference, including amortization and
impairment of goodwill and non-controlling
interest	(198,674)	30,802	8,124

Provision for (recovery of) income taxes	554,680	(77,636)	(273,782)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2004 $	2003 $

Canada
Property, plant and equipment	2,558,945	2,850,585
Non-capital losses (expiring 2005-2014)	6,443,236	5,992,032
Net capital losses (unlimited)	2,683,509	2,518,766
Unrealized impairment losses on investments	740,295	1,373,914
Research and development expenses	--	274,062
Financing expenses	341,871	68,561
Goodwill	116,079	136,774
Other	--	84,631

	12,883,935	13,299,325

United Kingdom
Net operating losses (unlimited)	--	34,729
Property, plant and equipment	--	2,293
Other temporary differences	--	4,988

	--	42,010

United States
Net operating losses (expiring 2012-2024)	1,555,962	1,535,468
Property, plant and equipment	9,033	--
Intangible assets	(476,953)	--

	1,088,042	1,535,468

Australia
Net operating losses (unlimited)	667,543	417,790
Other temporary differences	11,131	52,288

	678,675	470,078

	14,650,652	15,346,881
Valuation allowance	(14,650,652)	(14,849,899)

Net future income tax asset	--	496,982

Presented as:
Current asset	--	264,014
Long-term asset	--	232,968

	--	496,982

d)	As at December 31, 2004, the Company has non-capital loss carryforwards totalling approximately $20,197,000 for Federal and provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2005	1,205,000
2006	3,810,000
2007	3,768,000
2008	2,764,000
2009	2,225,000
2010	3,269,000
2014	3,156,000

e)	As at December 31, 2004, the Company’s U.S. subsidiary has net operating loss carryforwards for Federal income tax purposes totalling approximately $4,099,000 which may be used to reduce Federal taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2012	127,000
2018	1,260,000
2019	2,166,000
2020	212,000
2021	99,000
2022	13,000
2023	5,000
2024	217,000

22	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2004 $	2003 $	2002 $

Product development and technical support expenses	809,346	477,634	514,403
Research and development expenses	168,715	249,906	40,891

	978,061	727,540	555,294
Less: research and development tax credits	86,521	128,157	20,970

	891,540	599,383	534,324

23	Segment information

In previous years, management evaluated the performance of the business based on two operating segments; in addition to being focused on providing information retrieval on the Internet through its metasearch engine and being a provider of online marketing solutions to advertisers through its subsidiary Mamma.com Enterprises Inc., the Company also acted as an incubator for new technologies, and thus held minority investments in various small technological companies. These segments were defined as investment management and media solutions. In the last quarter of 2003, the Company decided to concentrate exclusively on its profitable and growing metasearch engine and online marketing business and management proceeded to certain organizational changes in order to reflect the realignment of the Company’s activities. Therefore, commencing in January 2004, management evaluates the performance of the business such that the Company has only one reporting segment.

Geographic segment

	2004 $	2003 $	2002 $

Revenues:
Canada	233,089	238,655	188,946
United States	14,589,622	8,499,380	3,948,008
Europe	876,924	126,272	35,591
Other	109,364	74,556	49,807

	15,808,999	8,938,863	4,222,352

	2004 $	2003 $	2002 $

Long-lived assets and goodwill:
Canada	1,904,712	2,149,336	2,003,976
United States	1,882,857	--	--

	3,787,569	2,149,336	2,003,976

24	Major Customers

Two customers, each account for more than 10% of the Company’s sales. Sales for each of them represented approximately 29% (2003 — 33%; 2002 – 16%) and 11% (2003 — 8%; 2002 – 8%), respectively, of the Company’s sales. The outstanding accounts receivable from these customers as at December 31, 2004 amount to approximately 13% (2003 — 7%) and 5% (2003 – 47%), respectively, of the total accounts receivable.

25	Contingencies and commitments

a)	Contingencies

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

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”.

The Company believes that as part of its investigation, the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time.

b)	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2004 are as follows:

		$

Years ending December 31,	2005	154,000
	2006	114,000
	2007	114,000
	2008	114,000
	2009	114,000
Thereafter		19,000

c)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

26	Financial instruments

Currency risk

The Company operates internationally and is exposed to market risks principally from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk.

Credit risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash, short-term investments, temporary investments and accounts receivable. The Company’s cash, short-term investments and temporary investments are maintained at major financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

The Company is exposed to credit risk on accounts receivable from its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2004, approximately 30% of accounts receivable are due from four customers, as compared to 57% in the previous year.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, temporary investments, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments. The fair value of the Company’s investments is presented in note 9.

Interest rate risk

As at December 31, 2004, the Company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing to 4.75%
Short-term investments included in cash and cash equivalents	2.31%
Temporary investments	From 2.25% to 5.20%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

27	Related party transactions

Details of related party transactions not otherwise disclosed in the consolidated financial statements are as follows:

	2004 $	2003 $	2002 $

Companies owned by current and/or former
directors	182,687	171,465	183,975
Company subject to significant influence	--	--	33,477

A director and a former director entered into consulting agreements pursuant to which they provided services to the Company as an executive chairman and as a financial advisor respectively. Interest income was recorded in relation with the Company’s investment in LTRIM. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

28	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The following summary sets out the material adjustments to the Company’s reported net earnings (loss) and net earnings (loss) per share which would be made to conform with U.S. GAAP:

	2004 $	2003 $	2002 $

Earnings (loss) from continuing operations in
accordance with Canadian GAAP	60,411	88,990	(782,878)
Stock-based compensation costs (a)	--	--	92,000
Realized portion of prior year unrealized loss on
marketable securities (b)	--	--	(1,029,896)

Earnings (loss) from continuing operations in
accordance with U.S. GAAP	60,411	88,990	(1,720,774)
Results of discontinued operations	1,043,996	(300,053)	465,884

Net earnings (loss) in accordance with U.S. GAAP	1,104,407	(211,063)	(1,254,890)

Basic and diluted earnings (loss) per share from
continuing operations	0.01	0.01	(0.40)
Basic and diluted earnings (loss) per share from
discontinued operations	0.09	(0.04)	0.11

Basic and diluted net earnings (loss) per share	0.10	(0.03)	(0.29)

	2004 $	2003 $	2002 $

Other comprehensive income (loss)
Realized portion of prior year unrealized loss
on marketable securities (b)	--	--	1,029,896
Foreign currency translation adjustment (c)	(80,680)	717,257	(32,488)

	(80,680)	717,257	997,408

Net earnings (loss) in accordance with U.S. GAAP	1,104,407	(211,063)	(1,254,890)

Comprehensive income (loss)	1,023,727	506,194	(257,482)

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2004 $	2003 $

Capital stock
Capital stock in accordance with Canadian GAAP	90,496,088	70,522,179
Reduction of stated capital (d)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	107,265,658	87,291,749

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,255,249	1,166,814
Stock-based compensation costs (a)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,292,939	2,204,504

Deferred stock-based compensation costs in accordance with
Canadian and U.S. GAAP	(1,333,443)	(262,806)

Accumulated other comprehensive gain (loss) (c)
Cumulative translation adjustment in accordance with Canadian GAAP	360,884	441,564

Accumulated deficit
In accordance with Canadian GAAP	(62,743,206)	(63,847,613)
Reduction of stated capital to deficit (d)	(16,769,570)	(16,769,570)
Stock-based compensation costs (a)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(80,550,466)	(81,654,873)

Total shareholders' equity in accordance with U.S. GAAP	32,035,572	8,020,138

Consolidated statement of cash flows

The consolidated statement of cash flows was prepared under Canadian GAAP. There are no measurement differences between Canadian GAAP and U.S. GAAP as they specifically apply to the Company.

a)	Stock-based compensation costs

Grant of options

As described in note 2, in 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for 2004 and 2003 under U.S. GAAP as compared to Canadian GAAP.

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

b)	Temporary investments

Under U.S. GAAP, temporary investments would be classified as “available-for-sale” securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net of tax basis. Under Canadian GAAP, marketable securities are carried at the lower of cost and market value.

c)	Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for the year. Under Canadian GAAP, there is no requirement to report comprehensive income (loss).

d)	Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

e)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the year; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be as follows:

	2004 $	2003 $	2002 $

Earnings (loss) from continuing
operations before income taxes	561,369	(66,571)	(1,994,556)
Recovery of income taxes
Current	153,825	--	(2,318)
Future	347,133	(155,561)	(271,464)

29	Subsequent events

a)	Cancellation of stock options

On November 2, 2004, the Company granted to Officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. For the year ended December 31, 2004, general and administration expenses include $138,395 of stock-based compensation costs relating to these stock options.

On February 2, 2005, the Officers and Members of the Board of Directors of the Company to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensations costs recorded as of December 31, 2004 pertaining to these options will be reversed in the first quarter of 2005.

b)	Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004 trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

c)	Employee stock option plan

On February 16, 2005, 94,996 options were granted to the Company’s officers and employees vesting over a three and four year period.

d)	Late filing of 2004 Audited Financial Statements

On February 16, 2005 the Company announced that PricewaterhouseCoopers LLP would be unable to act as the Company’s independent auditor in connection with the audit of its 2004 annual consolidated financial statements. On March 18, 2005 the Company announced that it had retained RSM Richter LLP as its new auditor. As a result of this change of auditor, the audit was delayed and the Company advised investors that the filing of its annual financial statements would likely be delayed. On March 31, 2005, the Company confirmed that the filing of its financial statements for the year ended December 31, 2004 would be delayed. On April 14, 2005, the Company announced that it would not file its interim financial statements for the first quarter of 2005 until it had filed its annual financial statements for 2004, which would be on or before May 31, 2005.

As a result of its failure to file the Annual Financial Statements on or before March 31, 2005, the Ontario Securities Commission, consistent with Ontario Securities laws, has imposed a cease trade order affecting directors, officers and insiders of the Company (a management cease trade order). The Company had, prior to March 31, 2005, advised directors and officers, in accordance with the Company’s insider trading policy, that they were subject to a blackout period with respect to trading in securities of the Company until such time as all regulatory filings have been made.

e)	Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits may be consolidated for pretrial. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

f)	Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

g)	Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

h)	Normal Course Issuer Bid

The Company had not purchased any of its outstanding shares as of May 13, 2005.

Directors	Executive Officers
(as at May 27, 2005)

David Goldman	David Goldman
Executive Chairman of the Board	Executive Chairman of the Board
Mamma.com Inc.
Montreal, Canada	Guy Fauré
President and Chief Executive Officer
Guy Fauré	Mamma.com Inc.
President & CEO
Mamma.com Inc.	Daniel Bertrand
Montreal, Canada	Executive Vice-President and Chief Financial Officer

Claude Forget(1)(2)	Patrick Hopf
Business Consultant	Vice-President-Business Development
Montreal, Canada
Patrick Gagné
Vice-President-Sales
Irwin Kramer (1)
President and Chief Executive Officer	Joel Lamantia
iCongo.com Inc.	Vice-President-Operations
Montreal, Canada

David Schwartz(1)
Senior Lecturer
Bar Ilan University Faculty of Social Sciences
Ramat Gan, Israel

(1)	Member, Audit and Finance Committee
(2)	Member, Human Resources, Nominating and Governance Committee

Shareholder Information

Transfer Agent	Annual Meeting
Equity Transfer Services Inc.	The annual meeting of shareholders will be held at
120 Adelaide Street West	11:00 a.m. EDT on June 28, 2005 at the
Suite 420	Inter-Continental Hotel, Banquet Hall Saint-Jacques,
Toronto, Ontario M5H 4C3	360 St. Antoine Street West, 3rd Floor, Montreal,
Canada	Quebec Canada.
Telephone: (416) 361-0152
Fax: (416) 361-0470	Public Marketplaces
Small Cap Market® of the Nasdaq Stock Market
Corporate Counsel – United States	Third Market Segment of the Frankfurt and
Blair & Roach LLP	Berlin Stock Exchanges
2645 Sheridan Drive
Tonawanda, New York 14150	Trading Symbols
USA	Nasdaq: MAMA
Telephone: (716) 834-9181	Frankfurt and Berlin Stock Exchanges: MAMA.F
Fax: (716) 834-9197
2004 Stock Listing and Prices
Corporate Counsel – Canada	High Low
Goodmans LLP	4th Q 8.18 5.78
250 Yonge Street	3rd Q 12.15 4.64
Suite 2400	2nd Q 17.49 9.81
Toronto, Ontario M5B 2M6	1st Q 15.80 3.11
Canada
Telephone: (416) 979-2211	Mamma.com Inc.
Fax: (416) 979-1234	388 St. Jacques Street West
9th Floor
Independent Auditors	Montreal, Quebec H2Y 1S1
RSM Richter LLP	Canada
2 Place Alexis Nihon	Telephone: (514) 844-2700
Suite 1820	Fax: (514) 874-0886
Montreal, Quebec H3Z 3C2
Canada
Telephone: (514) 934-3400
Fax: (514) 934-3408

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.    See Item 17 above.

ITEM 19.    EXHIBITS

The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1*	Articles of Incorporation of Mamma.com Inc, as amended.

1.2*	By laws of Mamma.com Inc., as amended.

4.1*	Placement Agreement entered into as of October 30, 2002, between Intasys Corporation and Lines Overseas Management Limited relating to the arrangement of the financing referred to in Exhibit 4.2 below.

4.2*	Form of subscription agreements entered into as of October 30, 2002 between private investors and Intasys Corporation, including the form of warrants issued pursuant thereto.

4.3*	Asset Purchase Agreement entered into at the city of Montreal, province of Quebec on the 27 day of November, 2002 between ZAQ Interactive Solutions Inc., ZAQ Inc. and Mamma.com Inc.

4.4*	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002.

4.5*	Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003, the Amended Agreement dated May 5, 2003 and the termination letter regarding the investment banking agreement.

4.6*	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003.

4.7*	Asset Purchase Agreement dated January 27, 2004 (without Exhibits and Schedules), the Amendment to Asset Purchase Agreement dated February 12, 2004, the Escrow Agreement dated February 12, 2004 and the Indemnity Agreement dated February 12, 2004 between Mamma.com Inc. and ACE*COMM.

4.8*	Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letter dated March 16, 2004.

4.9*	Securities Purchase Agreement among the Company, Chris Tsistinas, Erik Kretschmar, DigitalArrow LLC and High Performance Broadcasting, Inc. dated June 10, 2004.

* Filed as an Exhibit to this Annual Report on Form 20-F.

4.10*	Securities Purchase Agreement among the Company and the several purchasers thereunder dated June 30, 2004.

4.11*	Revised Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letters dated July 16 and September 8, 2004.

4.12*	Amendment to Consulting Agreement by and between Mamma.com Inc. and Dave Goldman Advisors Ltd. and David Goldman dated May 23, 2005.

8.1*	List of Subsidiaries of Mamma.com Inc.

11*	Code of Ethics

12.1*	Certification of Guy Fauré under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers LLP.

15.2*	Consent of RSM Richter LLP.

* Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: May 27, 2005

MAMMA.COM INC.

By:	/s/ David Goldman
Name: David Goldman
Title: Executive Chairman

/s/ Guy Fauré
Name: Guy Fauré
Title: President and Chief Executive Officer

/s/ Daniel Bertrand
Name: Daniel Bertrand
Title: Executive Vice President and Chief Financial Officer