Form 20-F
MAMMA COM INC
filed 2006-04-03
CIK 839435

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of March 15, 2006:

14,340,864 Common Shares

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003, and consolidated balance sheets data as at December 31, 2005 and 2004 is derived from the audited consolidated financial statements included in item 17, all other financial information below is unaudited and derived from sources not included in item 17.

CANADIAN GAAP
YEAR ENDED DECEMBER 31st

Consolidated Statements of
Operations Data	2005	2004	2003	2002	2001
	$	$	$	$	$
Revenue	9,464,560	14,636,318	8,938,863	4,222,352	4,195,342
Earnings (loss) from continuing
operations	(3,342,983)	370,753	88,990	(782,878)	(14,874,318)
Results of discontinued
operations	(2,315,335)	733,654	(300,053)	465,884	267,635
Net earnings (loss) for the year	(5,658,318)	1,104,407	(211,063)	(316,994)	(14,606,683)
Basic and diluted earnings (loss)
per share from continuing
operations	(0.27)	0.03	0.01	(0.18)	(4.63)
Basic and diluted earnings (loss)
per share from discontinued
operations	(0.19)	0.07	(0.04)	0.11	0.08
Basic and diluted net earnings
(loss) per share	(0.46)	0.10	(0.03)	(0.07)	(4.55)
Weighted average number of
shares – basic	12,168,117	10,758,604	6,207,360	4,356,751	3,206,996

Weighted average number of
shares – diluted	12,168,117	11,209,906	8,041,236	4,356,751	3,206,996

Consolidated Balance
Sheets Data	2005	2004	2003	2002	2001
	$	$	$	$	$
Total assets	38,327,198	35,166,098	11,736,414	9,971,214	7,139,984
Total liabilities	5,810,217	3,130,526	3,716,276	3,270,019	2,704,141
Net Assets	32,516,981	32,035,572	8,020,138	6,701,195	4,435,843
Working capital	8,944,985	27,528,003	4,351,746	3,357,422	2,202,718
Capital stock	95,298,234	90,496,088	70,522,179	69,873,994	68,077,781
Additional paid-in
capital	5,985,077	5,255,249	1,166,814	750,111	339,550
Deferred stock-based compensation	(735,175)	(1,333,443)	(262,806)	(10,667)	(418,727)
Cumulative translation
adjustment	370,369	360,884	441,564	(275,693)	(243,205)
Accumulated deficit	(68,401,524)	(62,743,206)	(63,847,613)	(63,636,550)	(63,319,556)
Shareholders’ equity	32,516,981	32,035,572	8,020,138	6,701,195	4,435,843

Other
Cash Dividends	None	None	None	None	None

U.S. GAAP YEAR ENDED DECEMBER 31st

	2005	2004	2003	2002	2001
	$	$	$	$	$
Consolidated Statements of
Operations Data
Revenue	9,464,560	14,363,318	8,938,863	4,222,352	4,195,342
Earnings (loss) from continuing
operations	(3,342,983)	370,753	88,990	(1,720,774)	(16,811,300)
Results of discontinued
operations	(2,315,335)	733,654	(300,053)	465,884	267,635
Net earnings (loss) for the year	(5,658,318)	1,104,407	(211,063)	(1,254,890)	(16,543,665)
Basic and diluted earnings (loss)
per share from continuing
operations	(0.27)	0.03	0.01	(0.40)	(5.24)
Basic and diluted earnings (loss)
per share from discontinued
operations	(0.19)	0.07	(0.04)	0.11	0.08
Basic and diluted net earnings
(loss) per share	(0.46)	0.10	(0.03)	(0.29)	(5.16)
Weighted average number of
shares – basic	12,168,117	10,758,604	6,207,360	4,356,751	3,206,996
Weighted average number of
shares – diluted	12,168,117	11,209,906	8,041,236	4,356,751	3,206,996

Consolidated Balance Sheets	2005	2004	2003	2002	2001
Data	$	$	$	$	$
Total assets	38,327,198	35,166,098	11,736,414	9,971,214	7,139,984
Total liabilities	5,810,217	3,130,526	3,716,276	3,270,019	2,704,141
Net assets	32,516,981	32,035,572	8,020,138	6,701,195	4,435,843
Working capital	8,944,985	27,528,003	4,351,746	3,357,422	2,202,718
Capital stock	112,067,804	107,265,658	87,291,749	86,643,564	84,847,351
Additional paid-in capital	7,022,767	6,292,939	2,204,504	1,787,801	1,469,240
Deferred stock-based
compensation	(735,175)	(1,333,443)	(262,806)	(10,667)	(418,727)
Accumulated other
comprehensive gain (loss)	370,369	360,884	441,564	(275,693)	(1,273,101)
Accumulated deficit	(86,208,784)	(80,550,466)	(81,654,873)	(81,443,810)	(80,188,920)
Shareholders’ equity	32,516,981	32,035,572	8,020,138	6,701,195	4,435,843

Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2005 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2005 $
Cash and cash equivalents	4,501,201
Temporary investments	4,013,312
Indebtness
current liabilities	3,138,181
Future income taxes	2,672,036
Shareholders’ Equity
Capital stock	95,298,234
Additional paid-in capital	5,985,077
Deferred stock-based compensation	(735,175)
Cumulative translation adjustment	370,369
Accumulated deficit	(68,401,524)
Total shareholders’ equity	32,516,981
Total capitalization	38,327,198

(Prepared in accordance with US GAAP)	As at December 31, 2005 $
Cash and cash equivalents	4,501,201
Temporary investments	4,013,312
Indebtness
current liabilities	3,138,181
Future income taxes	2,672,036
Shareholders’ Equity
Capital stock	112,067,804
Additional paid-in capital	7,022,767
Deferred stock-based compensation	(735,175)
Cumulative translation adjustment	370,369
Accumulated deficit	(86,208,784)
Total shareholders’ equity	32,516,981
Total capitalization	38,327,198

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

You should consider carefully the following risk factors inherent in and affecting the Company’s business, as well as all other information set forth in this Annual Report on Form 20-F and in the reports and other information that the Company files or furnishes with the SEC and/or OSC.

Our future growth significantly depends to a high degree on our ability to integrate our recent acquisition of Copernic, and any failure or delays in that integration would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic which should be accretive to earnings in 2006 and should position the Company as a leader in search technologies and applications and as a multi-channel on-line marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. This world-class software has already seen a healthy adoption rate in blue chip customer agreements and we expect that other major portals will also want to adopt CDS in order to protect against user attrition and generate more cost per click revenues from their search partners. Any failure or delay in successfully integrating Copernic into the Company’s operations could adversely affect our business and results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2005, approximately 14% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 2% and 11% of our revenues in 2004 and 0% and 8% of our revenues in 2003. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

  Our ability to continue to attract users to our web sites.
  Our ability to monetize (or generate revenue from) traffic on our web sites and our network of advertisers’ web sites.
  Our ability to attract advertisers.

  The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
  Our focus on long term goals over short term results.
  The results of any investments in risky projects.
  Payments that may be made in connection with the resolution of litigation matters.
  General economic conditions and those economic conditions specific to the Internet and Internet advertising.
  Our ability to keep our web sites operational at a reasonable cost and without service interruptions.
  Geopolitical events such as war, threat of war or terrorist actions.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

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

Expenses relating to the SEC investigation could negatively affect our results of operations.

While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation, we expect that it could negatively affect our results of operations.

Adverse results in purported securities class action lawsuit could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these law suits have been consolidated and the lead plaintiff has filed an amended complaint in the case. On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

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

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

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

Our revenues declined in 2005 and we anticipate downward pressure on our operating margin in the future.

Our revenues declined in 2005 due to increased demand for better converting traffic on loss of several of our Ad network sales staff who formed a competing business. We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

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

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands is critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Mamma” and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues in 2005 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. We therefore, from time to time cease sending advertisements to what we qualify a low quality publishers. This can reduce our revenues in the short term in order to create adverstiser retention in the long term.

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

We face significant competition from Microsoft, Yahoo, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2005, the closing per share price of our Common Shares has varied from $2.12 to $6.28. During that same period, the daily trading volume of our Common Shares has varied between 22,500 and 12,871,300 with an average daily trading of 325,730 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the year ended December 31, 2005. Working capital may be inadequate.

Prior to December 31, 2004 and for the year ended December 31, 2005, we have reported net losses and net losses per share during these years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2005 will be sufficient to meet normal operating requirements throughout 2006. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which amounts to approximately $16.3M as at December 31, 2005, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $9.2M as at December 31, 2005, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down in the past to $720,000, may be written-down again in the future.

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

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than now expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

  the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

  insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;
  negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and
  financial instability of e-commerce customers.

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

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. For example, because our web search technology ranks a web page’s relevance based in part on the importance of the web sites that link to it, people have attempted to link a group of web sites together to manipulate web search results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Websites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable websites to provide users with a more customized experience. Cookie information is passed to the website through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s website and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioral information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

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

As at December 31, 2005, we had 646,392 warrants and 661,083 stock options outstanding. As at December 31, 2005, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some options and all the warrants, their exercise could result in the issuance of up to an additional 1,307,475 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

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

ITEM 4.   INFORMATION ON THE COMPANY

GENERAL INFORMATION

The Company was incorporated on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s principal executive officers are located at 388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1.

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

On December 12, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2004 and November 2004 respectively. A sum of $5,904,354 accrued to the treasury of the Company and a further 4,071,968 common shares of the Company were issued.

RECENT AGREEMENTS Merriman Curhan Ford & Co.

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant gives the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For mergers and acquisitions, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with the same parameters of an acquisition except for the minimum fee which is $500,000.

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

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004, on September 8, 2004 and subsequently on October 12, 2005. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement. In the event that the Board deems it necessary or appropriate for a fairness opinion to be rendered in connection with an acquisition transaction, MCF will receive a Fairness Opinion Fee of $200,000 for rendering its opinion, payable upon delivery of the Fairness Opinion and will be credited against the M&A Completion Fee due to MCF.

At the completion of Copernic acquisition, total fees paid to MCF was $618,468 including the fairness opinion fee of $200,000.

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

As at March 30, 2005, Maxim Group, LLC had exercised all its warrants.

ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

Acquisition of Copernic Technologies Inc.

On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic including an amount to cover Copernic’s outstanding stock appreciation right obligations.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily activities. Copernic is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company shares issued to owners of Copernic has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

Discontinued Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) Operations

In September 2005, following the poor performance of Digital Arrow located in Florida, management decided to discontinue its subsidiary’s operations. The Company has therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the years ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The Company had acquired Digital Arrow on June 10, 2004, a privately held marketing company that was engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow has been determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced. The operations of the business have been included in these financial statements since June 1, 2004.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired was $1,535,744 and goodwill of $556,196, for a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 was cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210.

Divestiture of Intasys Billing Technologies Subsidiaries (“IBT”)

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the year ended December 31, 2004 and 2003 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company was entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and has been released in 2005.

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

INCUBATOR ACTIVITIES

Prior to February 2001, when the Company announced a moratorium on new incubator activities, the Company had engaged in incubator management services and held investments in companies in the analog circuit, new media and telecommunications sectors. These companies included LTRIM Technologies Inc., (“LTRIM”), interWAVE communications International, Ltd.Tri-Link Technologies Inc., TEC Technology Evaluation.com Corporation, uPath.com Inc. and ESP Media Inc. The Company has written down completely or disposed of its interest in all of these companies except for LTRIM.

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

In 2004, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286.

As at December 31, 2005 and 2004, the investment in LTRIM was at $720,000 for approximately 8% of LTRIM.

BUSINESS OVERVIEW

Mamma.com Inc. is a provider of search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com, respectively. The Company, through its Mamma Media Solutions brand, is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from the Internet.

Through its Copernic Desktop Search product, Copernic Technologies Inc. (“Copernic”) develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.

The Company provides several types of revenues: Search advertising, Graphic advertising and other which includes license, development and support revenues from customers mainly located in the United States, Canada and Europe. The Company also holds investments in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc. (“LTRIM”), and TECE, Inc.

Copernic’s Role in our Strategy

The acquisition of Copernic fits well within our strategy. We believe it will increase our top line revenues and create more critical mass as we distribute the costs of running a public company.

We believe Copernic presents us with three principal synergies. By acquiring Copernic we:

1.	Enter into the highly sought after desktop search marketplace through the Copernic Desktop Search (CDS) product, an industry award winning product.

2.	Add to our existing search distribution network through the Copernic Agent user base.

3.	Expand our total reach for advertisers and allow cross-marketing in both our Search and Ad networks.

Copernic will increase our product offering with the addition of its CDS (Copernic Desktop Search) software. We already operate our own search web site (www.mamma.com ), as well as our own PPC (Pay-per-click) application and have developed a significant search distribution partner network. With the CDS application, we should be able to be present in more areas sought after by potential customers such as advertisers, owners of other search properties and owners of large portals. The large portal owners are potential prospects for the CDS offering as they want to retain their own user base and the CDS product allows them to do this. We believe the business model for CDS would allow us to conclude significant contracts with a license component and also a revenue share component, which provides a recurring revenue stream opportunity.

We believe the CDS revenue stream has the potential to enhance our overall margins because historically the CDS business has provided higher margins than we have experienced. If obtained, we believe such higher margins could result from our recapture of the development costs in the initial license contracts utilizing the CDS product.

With Copernic’s clients we will have an expanded client base including blue chip customers that should facilitate new market penetration. We also expect to be able to develop the CDS business throughout the North American, European and the Asian marketplaces.

We believe the addition of the Copernic Agent user base fits well into our existing search distribution partners’ network. Having better control of advertisers placement, we expect to be able to optimize to a greater extent on “pay-per-click” revenues within this service segment.

The addition of Copernic’s millions of users to our search network will generate more revenues, will give us the opportunity to optimize revenues and add to our ability to develop cross marketing opportunities for our advertisers. Through Copernic’s new technologies, these advertisers could reach users with targeted advertising either on our Search or Ad Network.

Also, Copernic’s market-leading product development experience and its highly skilled R&D team should allow us to add technologies to our existing products, making them more attractive to our users and enhancing our ability to compete.

PRINCIPAL MARKETS

Although we operate in the global on-line market, and now engage in the development and sale of information management and search solution products, the majority of our users and customers are concentrated in the U.S., Europe and Canada. Our total revenues in 2005 can be divided into several categories: search advertising, graphic advertising and other which include license, development and support revenues. The following table gives a breakdown of the total revenues by category for the last five financial years. The operations of Copernic have been included since December 23, 2005.

YEAR	SEARCH	GRAPHIC
	ADVERTISING	ADVERTISING	OTHER

	US$	US$	US$

2005	4,935,617	4,456,399	72,544

2004	9,659,024	4,965,198	12,096

2003	5,787,980	3,150,883	-

2002	2,733,953	1,488,399	-

2001	2,870,878	1,324,464	-

SEASONALITY

The Company is subject to seasonal fluctuations affecting its operations and results. Historically, the first and third quarters have shown significant decreases in operating revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and the Summer holiday season.

Copernic’s pay per click revenues from their agent user base has the same seasonality as Mamma’s pay per click search revenues. The CDS revenue base is from licensing and revenue share. We expect that the license revenue would be evenly distributed throughout the year and the revenue share portion would again be under the same seasonality as Mamma’s search revenues.

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

Mamma solicits graphic revenues by telephone or e-mail directly to the end client, through advertising agencies or network distribution business associates who mainly specialize in the online advertising market. Search listings are solicited either directly or through on-line marketing campaigns from the end client or through specialized search engines.

Copernic solicits through public relations campaigns, on-line advertising, press releases, industry and analyst reviews. Copernic has a sales force that actively prospects potential clients for its CDS technology which consists mainly of internet service providers, portals and content web sites.

DEPENDENCE ON INTELLECTUAL PROPERTY AND OTHER MATTERS MATERIAL TO PROFITABILITY

We rely upon a combination of trade secret, copyright, trademark, patent and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

GOVERNMENT REGULATION

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

COMPETITION

The Company primarily competes in the area of on-line advertising and marketing. The market for these services are in a constant state of flux and competition is intense.

Mamma faces intense competition and the Company expects competition will continue to intensify. Mamma’s market is subject to rapid changes in technology and marketing strategies and is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of Mamma’s current and potential competitors, including Google, Ask Jeeves, Miva, Looksmart, Findwhat, Microsoft, Yahoo!, Value Click, FastClick, Burst Media, Tribal Fusion, X1 and Exalead have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

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

ORGANIZATIONAL STRUCTURE

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The transaction has allowed the Company to use carry forward tax losses. As at March, 2006 the Company had these wholly-owned operating subsidiaries: Operating subsidiary Copernic Technologies, Inc. a corporation incorporated under the laws of Canada and Non-operating subsidiaries Mamma.com USA, Inc. who owned Digital Arrow, which discontinued operations in September 2005, Intasys Billing Technologies (Asia-Pacific) Pty Ltd, Intasys Billing Technologies (Canada) Inc., Intasys Billing Technologies Limited and Intasys Online Limited which are dormant corporations, that the Company will eventually disolve.

The Company leases three office locations. They are in Quebec City, Canada with 13,000 square feet, Montreal, Canada with 7,000 square feet, and Toronto, Canada with 150 square feet.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of Mamma.com Inc. (formerly Intasys Corporation) for the three years ended December 31, 2005, 2004 and 2003 should be read in conjunction with its consolidated financial statements and the related notes included with this form 20-F. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in the light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 26 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 15, 2006.

BUSINESS OVERVIEW

Mamma.com Inc. is a provider of search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com, respectively. The Company, through its Mamma Media Solutions brand, is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from the Internet.

Through its Copernic Desktop Search product, Copernic Technologies Inc. (“Copernic”) develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.

The Company provides several types of revenues: Search advertising, Graphic advertising and other which includes license, development and support revenues from customers mainly located in the United States, Canada and Europe. The Company also holds investments in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc. (“LTRIM”), Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Click) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has over 990 active publishers (combined search and graphic ad publishers).

Copernic Agent and Copernic Desktop Search users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal / Pro, Copernic Summarizer and Copernic Tracker software are sold from our e-commerce store.

Search advertising

Approximately 52% of Mamma.com Inc.’s revenues come from our search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results and is identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property because less or no payout costs are associated.

Graphic advertising

Approximately 47% of our revenues come from our Ad Network business. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, towers, pop-ups, rich media advertising) and can target them through our network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.) and site specific. The publisher network consists of about 850 active small to medium sized web sites that subscribe to our service (through an online or direct representation contract) and give us access to their advertising inventory on their property. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives. Publishers receive payouts for campaigns published on their websites; these payouts represent a percentage of the revenues generated from these campaigns.

Other

Approximately 1% of our revenues came from license, development and support services.

Trends of the industry have been released in recent publications such as:

1.	More than 83% of marketing executives plan to increase their investment in the Web this year (Source: WebTrends Inc. February 28, 2006)

2.	Online advertising revenues to increase 27.4% in 2006 (Source: Merill Lynch, February 2006)

3.	Online ad spending will reach $18.9 billion in 2010, double 2004’s expenditure. Specifically, display ads will increase by seven percent in five years to 7.2 billion by 2010, (Source: Jupiter Research February 26, 2006)

4.	Paid Search is expected to generate more than 14 billion globally in 2006 - Safa Rashtchy from Piper Jaffrey (Source: ClickZ News January 4, 2006)

5.	US Online Advertising Revenues projected increase from 2005 to 2006 is 33% and from 2006 to 2007 is 26% (Source: JMP Securities LLC, IAB, and McCann Erickson, December 2005)

RECENT EVENTS Business acquisition

On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic including an amount to cover Copernic’s outstanding stock appreciation right obligations.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize the use of their information assets and become more efficient and proactive in their daily activities. Copernic is dedicated to providing its customers with cost-effective web and desktop search technology that enables better decision-making and increased productivity.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company shares issued to owners of Copernic has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced. The operations of Copernic have been included in these financial statements since December 23, 2005.

Discontinued operation

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”) located in Florida, management decided to discontinue its subsidiary’s operations. The Company had therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the years ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The Company had acquired Digital Arrow on June 10, 2004.

Granting and cancellation of stock options

On November 8, 2005, the Company granted to Officers and Members of the Board 430,000 stock options at an exercise price of $2.28 expiring in five years.

On February 16, 2005, 94,996 options at an exercise price of $6.28 expiring in five years were granted to the Company’s officers and employees.

On February 2, 2005, the Officers and Members of the Board of Directors of Mamma.com to whom 295,000 stock options had been granted on November 2, 2004, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensation costs recorded as of December 31, 2004 pertaining to these options were reversed in the first quarter of 2005.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated.

We have director and officer liability insurance that, subject to paying a retention of $250,000, we expect will cover most costs of defending the purported securities class action. The insurer of the coverage has paid most of the fees and expenses to date, except an amount of approximately $26,000 which has not been paid; the insurer is asserting that some fees and expenses of the class action defense counsel were outside the scope of coverage. We do not believe the insurer will successfully maintain this position with respect to this minimal unpaid amount of fees and expenses.

On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue defend itself vigorously.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

Normal Course Issuer Bid

On September 7, 2004, the Company filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares, representing less than 5% of the issued and outstanding common shares of the Company. According to the Notice, the normal course issuer bid was scheduled to take place over a twelve-month period ending on the 7th day of September 2005. At the expiration period, the Company did not file a new notice.

During the year ended December 31, 2005, the Company redeemed 304,665 of its common shares at a weighted average price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital.

Informal SEC Inquiry to Formal Investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” above.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

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

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

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

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

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

Determination of the fair value of the intangible assets on Copernic acquisition

The acquisition of Copernic made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,408,721. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively, for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair value of the warrants has been determined using the Black-Scholes pricing model using Management’s best estimates of the volatility and the expected life of the warrants.

REVENUE RECOGNITION

Search advertising, graphic advertising, sales of software and support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement.

Support revenue is recognized on a straight-line basis over the term of the agreements.

Estimates of collection likelihood is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

RECENT ACCOUNTING CHANGES a) For changes affecting 2003

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures as if the fair value method of accounting had been applied retroactively.

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

c) For changes affecting 2005 and future years

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

Financial instruments

On April 1, 2005, the CICA issued three new Handbook sections: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. These new sections apply to fiscal years beginning on or after October 1, 2006 with earlier adoption permitted as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 3855, “Financial Instruments – Recognition and Measurement”, requires all financial instruments to be classified as either Held to Maturity, Loans and Receivables, Held for Trading, or Available for Sale. The Held to Maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and Receivables and Held to Maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as Held for Trading are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as Available for Sale and are measured at fair value with unrealized gains and losses, not affecting income, but reported in a new category in Shareholders’ equity called Other Comprehensive Income.

Section 3865, “Hedges”, which replaces Accounting Guideline 13, “Hedging Relationships”, requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in Other Comprehensive Income until the transaction being hedged affects net income.

Section 1530, “Other Comprehensive Income”, a new category in the Shareholders’ equity section, includes in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

The Company will adopt these recommendations for its fiscal year 2007.

RESULTS OF OPERATIONS

Revenues

2005 as compared to 2004

Revenues for the year 2005 were $9,464,560, a decrease of 35% from revenues $14,636,318 for the year 2004.

Search advertising revenues decreased by 49% from $9,659,024 in 2004 to $4,935,617. This decrease was mainly explained by a significant reduction in business with a major customer, which impacted our search revenues unfavourably by more than $3.8 million and to industry pressure to deliver better conversion rates and to improve traffic quality by cutting non-converting clicks.

Graphic advertising revenues decreased by 10% from $4,965,198 to $4,456,399 due to the loss of a significant number of sales people from our Ad Network team during the last quarter of 2005.

2004 as compared to 2003

During the financial year ended December 31, 2004, the Company generated revenues of $14,636,318, an increase of 64% from revenues of $8,938,863 during the previous year.

Search revenues were favourably affected by the Company’s positioning strategy and the industry’s strong growth represented the most of our growth in 2004.

Graphic advertising revenues, increased to $4,965,198, a 58% growth as compared to $3,150,883 in 2003. The growth is primarily due to an increase in unit pricing, a better product mix and an increase in the number of significant clients.

Expenses Cost of revenues

Cost of revenues represent partners’ payouts and bandwidth costs to deliver our services. For the year ended December 31, 2005, theses costs represented $4,204,030 or 44% over revenue compared to $6,539,213 or 45% over revenue in 2004 and $3,991,265 or 45% over revenue in 2003.

In 2005, the payouts stand at $3,924,065 or 41% over revenues compared to $6,324,612 or 43% in 2004 and $3,685,314 or 41% over revenue in 2003. In 2005, the decrease of costs as a percentage of revenues was mainly due to a higher proportion of revenues generated from our metasearch engine for which no payouts are incurred. The increase of 2% of partner payouts from 2003 to 2004 reflected the competitive landscape for which business partners require higher payouts in order to maintain their relationship by providing user traffic or content on the Company’s online media properties.

The bandwidth costs represented $279,965, or 3% over revenues compared to $214,601, or 3% in 2004 and $305,951 or 3% in 2003. The variance as a percentage of revenues in 2005 is explained by an increase in the bandwidth used for our metasearch engine and delivery of our services. The decrease of 2% from 2003 to 2004 is mainly due to the volume discount renegotiation of ISP fees following the integration of our search and graphic ad services.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For the year ended December 31, 2005, marketing, sales and services expenses stood at $2,023,925, whereas for 2004 and 2003, these expenses stood at $2,188,488 and $1,600,643 respectively. The decrease of $164,563 in 2005 is mainly explained by a decrease in salaries due to the loss of several sales employees and a network manager and a decrease in marketing campaign costs.

The increase of $587,845 in 2004 as compared to 2003 was primarily related to higher sales commission due to the growth of revenues, an increase in on-line marketing campaigns focused on attracting traffic to our metasearch engine, as well as an increase in the charges paid for algorithmic content from other search engines; a direct impact of the increased traffic to the Mamma.com metasearch engine.

General and administrative

General and administrative expenses include the salaries and associated costs of employment of executive management and finance personnel, including stock-based compensation. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

General and administrative expenses increased to $5,692,092 as compared to $3,567,247 in the previous year and $2,255,099 in 2003.

In 2005, the increase of $2,124,845 is explained by the following items: increase of $1,914,000 in professional fees in relation to the securities class action lawsuits and SEC investigation, increase of $481,000 in directors and officers insurance, $119,000 for investor relations and public reporting and $118,000 in salaries due to higher headcount offset by $284,000 of non-cash expenses related to issued warrant to investment banker recorded in Q2 2004, a reduction $236,000 of stock-based compensation expense due primarily the reversal of expense for the cancelled stock option granted in 2004 and a reduction of $106,000 of professional fees.

In 2004, the increase of $1,312,148, as compared to 2003 is mainly due to the following items: professional fees of approximately $410,000 incurred for the SEC inquiry; $260,000 of non-cash expense related to issued warrants to the investment banker, an increase of approximately $245,000 in stock-based compensation costs mainly due to the issuance of new options; an increase in salaries and benefits of approximately $132,000 which mainly reflects the normal raise in salaries, increased incentive compensation since the Company attained required performance and new headcount in order to meet SOX 404 requirements; an increase of approximately $100,000 in the compensation for the board members, mainly due to the costs of fringe benefits on stock options exercised in 2004 and additional consulting fees paid to our Executive Chairman; an increase in annual audit fees and review of quarterly financial statements of approximately $210,000 offset by a decline in legal fees of $119,000 following the conclusion of two legal claims against the Company in 2002.

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our team and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits and future benefit of non-refundable tax credits are also recorded against product development and technical support expenses.

Product development and technical support expenses totalled $1,286,345 in 2005, as compared to $891,541 in the previous year and $599,383 in 2003.

The increase of $394,804 is mainly explained by an increase of approximately $351,000 in salaries and related employment costs due to an increase in headcount; stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and a retention bonus.

The increase of $292,158 in 2004 as compared to 2003 primarily includes additional salary and benefits from the growth in headcount, increased benefits due to the exercise of stock options and consulting fees incurred to enhance our metasearch engine. For the year ended December 31, 2005, the Company recorded R&D tax credits and future benefit of non-refundable tax credits of $21,601 as compared to $86,521 and $128,157 in 2004 and 2003, respectively.

Amortization of property, plant and equipment

Amortization of property, plant and equipment stands at $106,788 for the year ended December 31, 2005 compared to $133,123 in 2004 and $140,090 in 2003. The slight decrease in 2004 reflects the normal decrease of the assets net book value. Acquisition of property, plant and equipment, excluding those acquired through business acquisitions, total $85,687 in 2005, $70,284 in 2004 and $47,432 in 2003.

Amortization of intangible assets

Amortization of intangible assets increased to $242,031 in 2005 compared with $191,218 in 2004 and $178,509 in 2003. The increase of $50,813 in 2005 relates to the acquisition of the intangible assets of Copernic acquired on December 22, 2005. The intangible assets totalled $8,601,848 and they are being amortized on a straight-line basis over a period of 3 to 10 years.

Interest and other income

Interest and other income stand at $768,738 in 2005 compared to $233,506 in 2004 and $15,869 in 2003. The increase in 2005 compared to 2004, reflected the interest earned on cash and cash equivalents and temporary investments on a full year in 2005 compared to half a year in 2004 due to significant amounts of cash and cash equivalents following the private placement close on June 2004.

The increase from 2003 to 2004 reflects the interest earned on cash and cash equivalents following the issuance of capital stock. On June 30, 2004, the Company realized a private placement where the net proceeds totalled $15,541,162. The remaining issuance of capital stock relates to the exercise of employee stock options and warrants.

Loss on foreign exchange

Loss on foreign exchange totalled at $47,080 for the year ended December 31, 2005 compared to $68,275 in 2004 and $210,888 in 2003. The improvement in 2004 as compared to 2003 mainly reflected the change in functional currency, from the Canadian dollar to the U.S. dollar, for the Company’s wholly owned subsidiary, Mamma.com Enterprises Inc.

Write-down of investment

In 2004, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286.

Income taxes (recovery)

The recovery for current and future income taxes is $26,010 in 2005 as compared to a provision of income taxes of $554,680 in 2004 and a recovery of income taxes of $77,636 in 2003.

In 2005, the recovery of income taxes is explained by the reassessment of previous years income tax returns for $12,046 and the reversal of future income taxes related to the acquisition of Copernic’s intangible assets of $13,964.

In 2004, the provision for income taxes is due to the utilization of non-capital losses for which future income taxes have been previously recorded.

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

Results of discontinued operations

In September 2005, following the poor performance of Digital Arrow located in Florida, management decided to discontinue its subsidiary’s operations. The Company has therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the years ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The Company had acquired Digital Arrow on June 10, 2004.

In 2005, the loss of discontinued operations amounting to $2,315,335 included a write-down of $1,625,898 for property, plant and equipment, intangible assets and goodwill.

In 2004, the results of discontinued operations totalling $733,654 include a gain on disposal of the assets of IBT of $1,588,923, net cost for an amount of $544,927 of IBT and net loss of Digital Arrow of $310,342. In 2003, IBT recorded a loss before income taxes of $32,220 and a tax provision of $267,833 to reflect a likely reassessment of R&D deductions claimed by the UK operation in prior years.

Earnings (loss) for the year

In accordance with Canadian GAAP, loss from continuing operations total $3,342,983 ($0.27 per share) in 2005, compared to earnings of $370,753 ($0.03 per share) in 2004 and $88,990 ($0.01 per share) in 2003. For 2005, 2004 and 2003, there is no difference between net earnings (loss) under US GAAP as compared to Canadian GAAP.

Liquidity and capital resources

As at December 31, 2005, the Company had liquidities of $8,514,513 which were composed of $4,501,201 in cash and cash equivalents and $4,013,312 in temporary investments compared to $27,631,244 in 2004 which consisted mainly of cash and cash equivalents of $20,609,089, $148,000 of restricted cash and $6,874,155 of temporary investments. For the year ended December 31, 2005, working capital was $8,944,985 compared to $27,528,003 for the previous year.

Operating activities used cash of $2,081,470 in 2005 compared to generating cash of $1,006,093 in 2004 and use of cash of $61,957 in 2003. In 2005, the cash used is mainly due to the loss from continuing operations of $3,342,983 offset by the net change in non-cash working capital of $1,420,013 mainly due to a decrease in accounts receivable of $1,266,077 and an increase in accounts payable of $277,841. The cash used from discontinued operation amounted to $630,288 in 2005.

In 2004, adjustments for non-cash items such as future income taxes of $400,855, amortization of intangible assets and amortization of property, plant and equipment of $191,218 and $133,123 respectively, write-down of investment of $365,286, stock-based compensation costs of $281,367 and financial fees paid by issuance of capital stock and warrants of $260,301 mainly explain the positive cash flows. The net change in non-cash working capital items partially offset the above-mentioned items mainly due to an increase in our accounts receivable, a direct result of the growth of our sales. However, discontinued operations partially offset positive cash flows from continuing operations by $790,370. The cash used for operating activities from discontinued operations is primarily related to the net change in non-cash working capital items mainly due to a decrease in accounts payable and accrued liabilities and income taxes payable.

In 2003, operating activities used cash of $61,957 mainly due to the fact that the accounts receivable increased by $1,033,078 during the year pursuant to increased revenues offset by cash flow from operating activities of discontinued operations of $479,852.

In 2005, investing activities used cash of $13,131,709 of which $15,851,922 was used for the acquisition of Copernic, $140,630 used for purchases of property, plant, equipment and intangibles assets and the decrease in temporary investments provided cash of $2,860,843. The use of cash in 2004 of $6,495,722 mainly reflected the net increase in short-term investments of $6,850,979 composed of commercial paper with maturity dates in excess of 90 days, purchases of property, plant, equipment and intangibles assets of $79,718 and cash provided from discontinued operations of $434,975 reflected the cash consideration for the sale of the assets of IBT of $1,699,185 partially compensated by the acquisition of Digital Arrow for a cash consideration of $1,264,210. In 2003, investing activities used cash of $95,167.

In 2005, financing activities used cash of $1,046,731 mainly explained by the redemption of common shares of the Company. In 2004 and 2003, financing activities generated $21,701,442 and $585,598 respectively due to issuance of common shares and warrants through a private placement and exercised options.

The Company considers that cash and cash equivalents will be sufficient to meet normal operating requirements until the end of 2006. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Concentration of credit risk with customers

As at December 31, 2005, two customers represented 39% of our accounts receivable compared to 30% from four customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid receivables as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Q4 2005 RESULTS

Revenues

Revenues for Q4 2005 totalled $1,659,017, compared to $3,416,315 for the same period in 2004. The decrease of $1,757,298 or 51% was explained by a reduction in search advertising revenues by $974,301 due to industry pressure to deliver better conversion rates and to improve traffic quality by cutting non-converting clicks and a reduction in graphic advertising revenue by $853,906 due to the loss of a significant number of sales people during the last quarter of the year. Other revenues increased by $70,909 mainly due to Copernic’s activity from the date of acquisition.

Expenses Cost of revenues

For Q4 2005, cost of revenues represented $739,276, or 45% over revenues compared to $1,404,294 or 41% in Q4 2004. The increase as a percentage of revenues is mainly explained by an increase in graphic payout costs due to competitive landscape; graphic partners require higher payouts in order to maintain their relationship with the Company.

Marketing, sales and services

For Q4 2005, marketing, sales and services expenses decreased to $321,541 compared to $679,964 for the same period in 2004, representing a decrease of $358,423. The variance reflected a decrease of approximately $149,000 in salaries and related employment costs explained by a lower number of people and lower commissions due to sales reduction, and the decrease of bad debt expense of $113,000 and of $63,000 for the charges paid for content from other search engines.

General and administration

General and administration expenses in Q4 2005 were $1,145,862 compared to $1,150,933 in Q4 2004, a decrease of $5,071. The decrease is mainly explained by a reduction of $237,000 in audit fees offset by $108,000 of directors and officers insurance due to higher risks for the Company, $81,000 of professional fees in relation to the securities class action lawsuits and SEC investigation, and $40,000 in consulting fees for SOX 404 compliant requirements.

Product development and technical support

Product development and technical support were $345,407 in Q4 2005 compared to $279,283 for the same period last year. The variance of $66,124 is explained by an increase of approximately $57,000 in salaries and related employment costs due to an increase in stock-based compensation and accrued retention bonuses.

Interest income

Interest and other income increased in Q4 2005 to $264,461 from $116,578 for the same period in 2004. Interest rates on cash equivalents and temporary investments were higher in 2005 and during Q4 2005, the Company received $41,878 from Tri-Link Technologies Inc. as interest from the Company’s investment already written-down.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported a loss from continuing operations of $739,711 ($0.06 per share), in Q4 2005, compared to a loss of $462,582 ($0.04 per share) in Q4 2004.

Results of discontinued operations and earnings (loss) per share from discontinued operations

In September 2005, following the poor performance of Digital Arrow located in Florida, management decided to discontinue its subsidiary’s operations. Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the three-month periods ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The loss from discontinued operations for Q4 2005 totalled $22,844 and $208,985 for Q4 2004.

Net earnings (loss) and net earnings (loss) per share

Net loss for the three months ended December 31, 2005 totalled $762,555 ($0.06 per share) compared to a net loss of $671,567 ($0.06 per share) for the same period in 2004.

Operating activities

In Q4 2005, operating activities from continuing operations provided cash totalling $521,654 compared to cash outflow of $658,986 for the same period in 2004. The positive variance is mainly explained by the improvement in net change in non-cash working capital items of $1,066,776 in Q4 2005 compared to a used of $834,691 in Q4 2004.

Investing activities

Investing activities from continuing operations in Q4 2005 used cash totalling $19,872,778 of which $15,851,922 was used in the acquisition of Copernic and $4,013,312 in the purchase of temporary investments, compared to $3,883,736 use for the corresponding quarter of 2004. The use of cash in the fourth quarter of 2004 was mainly due to the increase in temporary investments.

Financing activities

In Q4 2005 and 2004, no cash was provided by, nor used in, any financing activities of the Company.

Off balance sheet arrangements

As at December 31, 2005 and 2004, the Company has no off balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$
2006	329,000
2007	218,000
2008	182,000
2009	106,000
2010	71,000
Thereafter	-

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

Our future growth significantly depends to a high degree of our ability to integrate our recent acquisition of Copernic, failure or delays would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic which should be accretive to earnings in 2006 and should position the Company as a leader in search technologies and applications and as a multi-channel on-line marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. This world-class software has already seen a healthy adoption rate in blue chip customer agreements and we expect that other major portals will also want to adopt CDS in order to protect against user attrition and generate more cost per click revenues from their search partners. Any failure or delay in successfully integrating Copernic into the Company’s operations could adversely affect our business and results of operations

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2005, approximately 14% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 2% and 11% of our revenues in 2004 and 0% and 8% of our revenues in 2003.

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

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

  Our ability to continue to attract users to our web sites.
  Our ability to monetize (or generate revenue from) traffic on our web sites and our network of advertisers’ web sites.
  Our ability to attract advertisers.
  The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
  Our focus on long term goals over short term results.
  The results of any investments in risky projects.
  Payments that may be made in connection with the resolution of litigation matters.
  General economic conditions and those economic conditions specific to the Internet and Internet advertising.
  Our ability to keep our web sites operational at a reasonable cost and without service interruptions.
  Geopolitical events such as war, threat of war or terrorist actions.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

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

Expenses relating to the SEC investigation could negatively affect our results of operations.

While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation, we expect that it could negatively affect our results of operations.

Adverse results in purported securities class action lawsuit could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

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

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

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

Our revenues declined in 2005 and anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

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

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Mamma” and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues in 2005 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. We therefore, from time to time cease sending advertisements to what we qualify a low quality publishers. This can reduce our revenues in the short term in order to create adverstiser retention in the long term.

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

We face significant competition from Microsoft, Yahoo, Google and Ask.com.

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

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2005, the closing per share price of our Common Shares has varied from $2.12 to $6.28. During that same period, the daily trading volume of our Common Shares has varied between 22,500 and 12,871,300 with an average daily trading of 325,730 Common Shares. Future market conditions may adversely affect the market price and trading volume of our

Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the year ended December 31, 2005. Working capital may be inadequate.

Prior to December 31, 2004 and for the year ended December 31, 2005, we have reported net losses and net losses per share during these years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2005 will be sufficient to meet normal operating requirements throughout 2006. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which amounts to approximately $16.3M as at December 31, 2005, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $9.2M as at December 31, 2005, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down in the past to $720,000, may be written-down again in the future.

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

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than now expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

  the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;
  insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;
  negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and
  financial instability of e-commerce customers.

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

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. For example, because our web search technology ranks a web page’s relevance based in part on the importance of the web sites that link to it, people have attempted to link a group of web sites together to manipulate web search results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Websites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable websites to provide users with a more customized experience. Cookie information is passed to the website through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s website and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioral information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

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

As at December 31, 2005, we had 646,392 warrants and 661,083 stock options outstanding. As at December 31, 2005, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some options and all the warrants, their exercise could result in the issuance of up to an additional 1,307,475 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

CAPITAL STOCK INFORMATION

The following table discloses the Company’s outstanding share data:

	Number of issued and
	outstanding shares as at	Book value as at
	March 15, 2006	December 31, 2005

Common shares	14,340,864	95,298,234

As at March 29, 2006, the Company had 646,392 warrants and 720,744 stock options outstanding.

Forward-looking statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” "estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Selected Annual Information

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2005	2004	2003
	$	$	$

Revenues	9,465	14,636	8,939
Earnings (loss) from continuing operations	(3,343)	371	89
Results of discontinued operations, net of income	(2,315)	734	(300)
taxes
Net earnings (loss) for the year	(5,658)	1,104	(211)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.27)	0.03	0.01
Net earnings (loss) per share
Basic and diluted	(0.46)	0.10	(0.03)

Total assets	38,327	35,166	11,736

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

		2005				2004

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$

Revenues	1,659	2,391	2,413	3,002	3,416	3,291	3,716	4,213
Earnings (loss) from continuing
operations	(740)	(574)	(1,375)	(654)	(463)	326	98	410
Results of discontinued
operations, net of income taxes	(23)	(931)	(1,124)	(237)	(209)	(42)	10	975
Net earnings (loss) for the period	(763)	(1,505)	(2,499)	(891)	(672)	284	108	1,384

Earnings (loss) per share from
continuing operations
Basic	(0.06)	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01	0.05
Diluted	(0.06)	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01	0.04
Net earnings (loss) per share
Basic	(0.06)	(0.13)	(0.20)	(0.07)	(0.06)	0.02	0.01	0.17
Diluted	(0.06)	(0.13)	(0.20)	(0.07)	(0.06)	0.02	0.01	0.14

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Guy Fauré	Director and Officer	President & CEO, Mamma.com Inc.	May 23, 2002

Claude E. Forget	Director	Consultant Formerly CEO, Intasys Billing Technologies	October 11, 1999

David Goldman	Director and Officer	Executive Chairman, Mamma.com Inc.	May 24, 2001

Irwin Kramer	Director	President, iCongo, Inc.	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002

Daniel Bertrand	Officer	Executive Vice-President and Chief Financial Officer Mamma.com Inc.	July 8, 1999

Martin Bouchard	Officer	Executive Vice-President, Chief Strategist and Technology Officer	December 22, 2005

Patrick Hopf	Officer	Vice-President-Business Development Mamma.com Inc.	January 12, 2004

Joel Lamantia	Officer	Vice-President-Operations Mamma.com Inc.	January 12, 2004

Eric Bouchard	Officer	Vice-President-Products	December 22, 2005

Each Director’s term of office expires at the earliest of the next annual meeting of shareholders or his resignation as Director.

With the exception of Martin Bouchard and Eric Bouchard who are brothers, to the knowledge of the Company, there is no family relationship among any of the persons named in this Item 6 nor were any such persons selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

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

As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. A copy of this Charter is attached as an exhibit to this Form 20-F. The Charter provide that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, who reports to the Chairman of the Audit Committee, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2005, the Audit and Finance Committee met 8 times and the Company’s independent auditors were present at 6 of them.

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

Composition of the Nominating, Human Resource and Governance Committee

From January 1, 2005 to August 17, 2005, the members of the Nominating, Human Resource and Governance Committee, were David Goldman, Claude Forget, Irwin Kramer and David Schwartz. David Goldman who is Executive Chairman of the Company, resigned from this Committee on August 17, 2005. During 2000 up to October 2, 2001, Claude Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Company, whose business was subsequently sold.

As part of its ongoing review of corporate governance matters, on March 29, 2006 the Company’s Board of Directors approved a Charter constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as required by the listing standards of the National Association of Securities Dealers. Copies of the Compensation Committee Charter and Nominating and Governance Committee Charter are attached as Exhibits 15.4 and 15.5 to this Annual Report on Form 20-F Currently the Nominating, Human Resources and Governance Committee discharges the functions under each Charter.

Report on Executive Compensation

As part of its ongoing dedication to creating shareholder value and promoting corporate success, the Compensation Committee establishes executive compensation in order to attract, retain and motivate key executives and to reward significant performance achievements.

Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Compensation Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

Consequently, the standard executive compensation package of the Company is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation and (iii) long-term incentive compensation.

i)	Salary and Benefits

Salary and benefits policies of the Company are determined by looking at similar businesses in the Internet sector and are targeted at the mid range in the industry, taking into account the economic trends, the Company’s competitive position and performance and extraordinary contributions to the Company.

ii)	Short Term Incentive Compensation

The Company provides cash bonuses to those individuals of its senior management and its subsidiaries whose responsibilities and attainment of personal and Company objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments are approved by the Compensation Committee and are based on specific goals in these areas. Compensation and target bonuses for each individual are set at the beginning of each year. At the end of the year the Compensation Committee determines the bonus for each executive based on the attainment of the performance measures and individual contributions.

For the year ending December 31, 2005, none of the operating and financial performance objectives were met, but officers were awarded bonuses for their individual contribution recognizing the extraordinary efforts they made during the year to respond to and overcome damage to the Company’s business resulting from the SEC investigation and consolidated class action lawsuit.

In the case of Named Executive Officers, targeted incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally when operating results and financial performance objectives are exceeded bonuses are higher, when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individuals contribution to the Company.

In making compensation decisions with respect to each of these components, the Compensation Committee considers external market data for executives. Towers Perrin was retained by the Chair of the Compensation Committee in the most recent fiscal year to assist with preparing information and providing advice on officer and Board of Director compensation arrangements. Materials prepared by Towers Perrin have been presented by the Chair to the Compensation Committee for review and decisions. Towers Perrin’s scope of services in the fiscal year included providing advice and market data related to Board of Director and officer compensation arrangements, assisting with the design of special compensation programs, and other general executive compensation assistance. Towers Perrin does not provide any other services to the Company.

The Compensation Committee uses the compensation data from Towers Perin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Company’s executive officers.

In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Company’s shareholders.

iii)	Retention Compensation

In view of the current circumstances confronting the Company including the continuing pendency of the SEC investigation, the securities class action lawsuit, and defection of several of the Company’s Ad network sales employees to form a competing business. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf and Joel Lamantia will receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period will be the date of the 2006 Annual General Meeting (but not later than June 30, 2006). Awards are forfeited if the executive leaves voluntarily before the end of the retention period, or is terminated for cause.

iv)	Long Term Incentive Compensation

The long term incentive component consists of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Company. The stock option plan of the Company is described below under the heading “Stock Option Plan”.

The Compensation Committee determine the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company’s common shares as traded on the NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined on a discretionary basis.

The Compensation Committee may, in its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Compensation Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Company. In the event of death, any vested option of a holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the vested options for one (1) year after the date of termination of employment. If the holder is terminated for cause, vested options terminate immediately.

In 2005, the only grants of options to named Executive Officers were made in favour of Mr. Goldman, Mr. Fauré and Mr. Bertrand. During the first quarter of 2005, Messrs Goldman, Fauré, and Bertrand also voluntarily surrendered their entitlement to options granted on November 2, 2004 and these options were cancelled.

Compensation of the President and Chief Executive Officer

Prior to January 12, 2004, the Chairman and Chief Executive Officer of the Company was David Goldman who is now the Company’s Executive Chairman. On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Company. On August 12th, 2004, the Company amended the employment arrangement of the President and Chief Executive Officer. As a result, should there be a change of control in the Company, Guy Fauré will be entitled to a lump sum payment equal to 200% of his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

The President and Chief Executive Officer’s compensation is considered and determined by the Compensation Committee. The President and Chief Executive Officer does not participate in the Committee’s decisions relating to his Compensation.

The aggregate compensation of the President and Chief Executive Officer consists of three components: base salary, annual cash bonus and equity incentives. The Committee strives to balance the compensation among these three components to stay competitive in the market and align the compensation with shareholder interests.

In 2005, Mr. Fauré’s base salary was $199,520 US and he received a bonus of $168,952 US based upon individual contribution and extraordinary efforts in overcoming the negative effect on the Company’s business resulting from the SEC investigation, class action lawsuit and defection of several of the Company’s Ad network sale force to form a competing business. He also received taxable benefits of $3,980 US. In establishing Mr. Fauré’s salary, the Compensation Committee assesses his overall contribution as well as the publicly disclosed compensation of chief executive officers of companies in the Internet sector, taking into account the factors described above under Salary and Benefits.

Conclusion

The Company’s executive compensation policy links executive compensation to corporate results and individual contribution, as well as stock performance and long-term results. The Compensation Committee regularly reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Company’s objectives, values and business strategies.

Depending on specific circumstances, the Compensation Committee may also recommend employment terms and conditions that deviate from the above described policies. The members of the Compensation Committee are:

Claude Forget Irwin Kramer David Schwartz

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2003, 2004 and 2005 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2005 and whose total salary and bonus exceeded CA$150,000, and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2005, (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation

Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)

Guy Fauré	2005	199,520	168,952	3,980
President & CEO	2004	167,083	147,097	496,295
	2003	146,840	136,811	42,825

David Goldman	2005	Nil	Nil	Nil
Executive	2004	Nil	Nil	718,352
Chairman	2003	Nil	Nil	67,125

Daniel Bertrand
Executive Vice-	2005	136,040	89,397	3,990
President and Chief	2004	119,841	62,752	172,128
Financial Officer	2003	100,281	49,769	49,600

Patrick Hopf
VP of Business	2005	107,016	57,400	1,660
Development	2004	94,689	39,792	99,261

Annual compensation is paid in Canadian dollars and converted at the applicable exchange rates. Exchange rate conversions were .71629 in 2003, .77014 in 2004 and .82622 in 2005.

		Long Term Compensation			All Other
					Compensation

Name and Principal Occupation	Year	Awards		Payouts	U.S. $

		Securities Under Options #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $

Guy Fauré	2005	176,500	Nil	Nil	Nil
President & CEO	2004	75,000[3]	Nil	Nil	Nil
	2003	69,000	Nil	Nil	Nil

David Goldman	2005	75,000	Nil	Nil	173,859[1]
Executive	2004	75,000[3]	Nil	Nil	159,573[1]
Chairman	2003	54,000	Nil	Nil	130,222[1]

Daniel Bertrand	2005	87,500	Nil	Nil	Nil
Executive Vice-	2004	50,000[3]	Nil	Nil	Nil
President and Chief	2003	39,000	Nil	Nil	Nil
Financial Officer

Patrick Hopf[2]	2005	46,800	Nil	Nil	Nil
VP of Business	2004	Nil	Nil	Nil	Nil
Development

1.	The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

2.	Appointed officer of the Company in January 2004.

3.	In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily surrendered their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Employment Agreements and Change of Control Provisions

The Company has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Company. All sums mentioned herein are in U.S. Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$174,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the Executive Vice-President and Chief Financial Officer. As a result, if there is a change of control of the Company, Mr. Bertrand will receive a lump sum payment equal to the greater of the past 18 months salary payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

On September 10, 2001, Guy Fauré, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, Mr. Fauré is entitled to an annual salary of CA$255,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 95% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Corporation amended the employment arrangement of the President and Chief Executive Officer. As a result, if there is a change of control of the Company, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

David Goldman was Chairman and CEO of the Company until January 12, 2004 when he became the Executive Chairman of the Company. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Corporation but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance

Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Company.

The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This Company was remunerated for services rendered on an hourly rate of CA$250. These consulting arrangements may be terminated on sixty (60) days notice by either party.

On August 12, 2004, the Company amended the employment arrangement of the Executive Chairman. As a result, if there is change of control of the Company, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if Mr. Goldman:

(v)	is terminated;

(vi)	does not accept a relocation outside of the greater Montreal area;

(vii)	does not accept an offer of employment with reduced levels of responsibility; or

(viii)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

Following the completion of the Copernic acquisition, Martin Bouchard and Eric Bouchard became officers of the Company. Martin Bouchard, who is the Company’s Executive Vice-President, Chief Strategist and Technology Officer, is paid annual salary of CA$200,000 and is also entitled to a target bonus of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary atminimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. Similarly, Eric Bouchard, who is the Company’s Vice-President-Products, is paid annual salary of CA$170,000 and is also entitled to a target bonus of 40% of base salary ranging from a minimum of 20% of base salary for meeting minimu acceptable performance levels to a maximum of 60% for far exceeding targeted performance levels. Consistent with its executive compensation practices, the Compensation Committee will also take into account the individual contributions of Martin Bouchard and Eric Bouchard to the Company’s business in determining the total bonus paid to either of them

Compensation of Directors

During the fiscal year ended December 31, 2005, directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum and the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating, and Governance Committees receives a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day and members of the Audit, Compensation and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a board or committee meetings is held via teleconference, directors received a payment of $500.

Robert Raich was a director of the Company until March 11, 2005 and is a partner of Spiegel Sohmer, a general partnership of attorneys. In 2005, Spiegel Sohmer billed the Company for the amount of $233,134 for legal services and other expenses.

Directors and Officers Insurance

The Company has purchased liability insurance covering each director and officer of the Company. The present insurance policy provides coverage for the directors, officers and the Company for liability up to $10,000,000 and expires on March 28, 2007. In addition to this coverage, a supplemental $5,000,000 policy was subscribed for directors and officers on March 28, 2006 effective for twelve months.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors and executive officers of the Company and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Company or any of its subsidiaries.

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

The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,000,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding common shares of the Company, and (ii) at no time may any optionee hold more than 5% of the outstanding common shares of the Company under option. The Company’s Compensation Committee has recommended and the Board has approved for submission to the Company’s stockholders at the 2006 Annual General Meeting of an amendment to the Stock Option Plan to increase the aggregate maximum number of shares reserved for issuance under the Plan to 1,434,080, an amount less than 10% of the Company’s issued and outstanding shares of Common Stock.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2005.

Option Grants During the Most Recently Completed Financial Year

Names	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Average Exercise or Base Price (U.S.$/Security)	Average Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

David Goldman	75,000	14.3	2.28	2.28	November 8, 2010

Guy Fauré	26,500	5.0	6.28	6.28	February 15, 2012
	150,000	28.6	2.28	2.28	November 8, 2010

Daniel Bertrand	12,500	2.4	6.28	6.28	February 15, 2012
	75,000	14.3	2.28	2.28	November 8, 2010

Patrick Hopf	6,800	1.3	6.28	6.28	February 15, 2012
	40,000	7.6	2.28	2.28	November 8, 2010

Joel Lamantia	4,700	0.9	6.28	6.28	February 15, 2012
	15,000	2.9	2.28	2.28	November 8, 2010

In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily surrendered their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled. The following table discloses the exercise of options to purchase or acquire common shares of the Company by the Named Executive Officers during the financial year ended December 31, 2005.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/ Unexercisable

David Goldman	Nil	Nil	27,000 / 92,000	3,555 / 13,500
Guy Fauré	Nil	Nil	38,667 / 199,333	3,555 / 27,000
Daniel Bertrand	Nil	Nil	18,667 / 97,833	2,370 / 13,500
Patrick Hopf	Nil	Nil	9,084 / 50,050	4,286 / 7,200
Joel Lamantia	Nil	Nil	4,750 / 21,950	1,185 / 2,700

Option and SAR Repricing

No options were repriced during the year ended December 31, 2005.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2005

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date

Daniel Bertrand	10,000	2.57	2.57	4/30/2013

Daniel Bertrand	5,000	1.99	1.99	1/16/2013

Daniel Bertrand	12,500	6.28	6.28	2/15/2012

Daniel Bertrand	75,000	2.28	2.28	11/8/2010

Daniel Bertrand	14,000	3.58	3.58	11/5/2010

Guy Fauré	25,000	2.57	2.57	4/30/2013

Guy Fauré	7,500	1.99	1.99	1/16/2013

Guy Fauré	26,500	6.28	6.28	2/15/2012

Guy Fauré	150,000	2.28	2.28	11/8/2010

Guy Fauré	29,000	3.58	3.58	11/5/2010

Claude E. Forget	25,000	2.28	2.28	11/18/2010

David Goldman	7,500	2.57	2.57	4/30/2013

David Goldman	7,500	1.99	1.99	1/16/2013

David Goldman	75,000	2.28	2.28	11/8/2010

David Goldman	29,000	3.58	3.58	11/5/2010

Irwin Kramer	25,000	2.28	2.28	11/8/2010

David Schwartz	25,000	2.28	2.28	11/8/2010

Joel Lamantia	2,500	1.99	1.99	1/16/2013

Joel Lamantia	4,700	6.28	6.28	2/15/2012

Joel Lamantia	15,000	2.28	2.28	11/8/2010

Joel Lamantia	4,500	3.58	3.58	11/5/2010

Patrick Hopf	2,500	1.99	1.99	1/16/2013

Patrick Hopf	6,800	6.28	6.28	2/15/2012

Patrick Hopf	40,000	2.28	2.28	11/8/2010

Patrick Hopf	6,500	3.58	3.58	11/5/2010

Patrick Hopf	3 ,334	1.53	1.53	2/25/2009

Share Ownership

The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at February 28, 2006.

Director/ Named Executive Officer	Number of Company Shares Held	% of Total Number of shares Is Issued and Outstanding

Guy Fauré, President & CEO, Director	3,500	0.02%
Mamma.com Inc.

Claude E. Forget, Director	30,000	0.21%

David Goldman, Executive Chairman,	75,000	0.52%
Director
Mamma.com Inc.
Irwin Kramer, Director	2,000	0.01%

Dr. David Schwartz, Director	7,000	0.05%

Martin Bouchard, Executive Vice-President,	669,706	4.67%
Chief Strategist and Technology Officer

Daniel Bertrand, Executive Vice-President	Nil	Nil
and Chief Financial Officer
Mamma.com Inc.

Patrick Hopf, Vice-President-Business	Nil	Nil
Development
Mamma.com Inc.

Eric Bouchard, Vice-President-Products	334,853	2.33%

Employees

The following table provides a breakdown of persons employed by main category of activity for each of the past five financial years.

	NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY

YEAR	MAMMA.COM INC.	COPERNIC TECHNOLOGIES INC.	DISCONTINUED OPERATIONS (IBT AND DIGITAL ARROW)

2005	39	36	0
2004	53	-	12
2003	37	-	65
2002	43	-	79
2001	40	-	84

Pension and Retirement Benefits

The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits. Copernic has a Structured Group Registered Retirement Savings Plan which manages the employees’ contribution to a maximum of 2% of their base salaries. Copernic matches the employees’ contribution through a Deferred Profit Sharing Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of the Company, no shareholder currently owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attaching to any class of voting securities of the Company, except that a group consisting of Citadel LLC, Limited Partnership, Citadel Wellington Partnership LLC, Citadel Kensington Strategies Fund Ltd., Citadel Equity Fund Ltd. Citadel Depuratives Group LLC, Citadel Credit Products Ltd., and Kenneth Griffin (collectively “Citadel”) filed a Form 13-G/A indicating they beneficially owned 5.1% of our Common Stock on February 13, 2005

The Company’s Common Shares are widely held in the United States, Canada and Europe.

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

RELATED PARTY TRANSACTIONS

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman. Total fees for 2005 were $202,658 (2004 -$182,687; 2003 - $171,465). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

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

SIGNIFICANT CHANGES

There have been no significant changes since the date of the annual financial statements included in this Annual Report on Form 20-F.

SEC INVESTIGATION

ITEM 9. THE OFFER AND LISTING

U.S. and German Trading Markets

The Company’s Common Shares are quoted on the NASDAQ Stock Market® - Small Cap Tier under the symbol “MAMA” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “IYS1”. Prior to April 1999, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s common share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001.

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

NASDAQ Capital Market® Annual High and Low Market Prices– 5 Years Ended December 31, 2005 (based on closing prices)

Year	High	Low

2005	6.28	2.12

2004	15.90	3.26

2003	4.51	1.25

2002	2.70	0.92

2001	8.40	1.25

NASDAQ Capital Market® Quarterly High and Low Market Prices – 2 Years Ended December 31, 2005 (based on closing prices)

Quarter End	High	Low

12/31/05	2.75	2.12

9/30/05	3.27	2.61

6/30/05	3.83	2.56

03/31/05	6.28	3.11

12/31/04	7.49	5.80

09/30/04	11.82	4.64

06/30/04	15.90	10.06

03/31/04	13.68	3.26

NASDAQ Capital Market® Monthly High and Low Market Prices – 6 Months Ended February 28, 2006 (based on closing prices)

Month	High	Low

Feb	2.93	2.49

Jan	3.54	2.35

Dec	2.75	2.13

Nov	2.43	2.23

Oct	2.60	2.12

Sep	3.07	2.61

Frankfurt Exchange (based on closing prices) - High and Low Market Prices – 4 Years Ended December 31, 2005 (in euros)

Year	High	Low

2005	4.80	1.77

2004	13.80	2.58

2003	4.10	1.00

2002	2.80	0.85

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended December 31, 2005 and Latest Quarter (in euros)

Quarter	High	Low

12/31/05	2.22	1.77

09/30/05	2.75	2.15

06/30/05	3.01	2.06

03/31/05	4.80	2.37

12/31/04	6.40	4.35

09/30/04	9.80	4.00

06/30/04	13.80	8.30

03/31/04	8.70	2.58

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended February 28, 2006 (in euros)

Month	High	Low

February 2006	2.49	2.12

January 2006	2.65	1.93

December 2005	2.22	1.81

November 2005	2.03	1.92

October 2005	2.19	1.77

September 2005	2.40	2.15

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

The Company is authorized to only issue, and its share capital consists of only, Common Shares. Each common share entitles the holder to receive notice of, and to vote on the basis of one vote per common share, at all meetings of shareholders, to receive any dividend declared by the Company on the Common Shares and to receive the remaining property of the Company on its dissolution, liquidation or wind-up. The shareholders do not have the rights to share in the profits of the Company. The laws of most US states vest Common Shares with similar powers. The Company has never and does not have plans to declare any dividends.

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

MATERIAL CONTRACTS

The Company has not entered into any material contracts during the last two fiscal years other than in the ordinary course of business and other than those described in “Item 4 - Information on the Company” or elsewhere in this Annual Report on Form 20-F.

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

TAXATION

The following is a summary of certain income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the “ITA”). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (a) is neither resident nor deemed to be resident in Canada, but is resident in the United States for the purposes of the Canada – United States Income Tax Convention (1980) (the “Treaty”); (b) deals at arm’s length with Mamma and is not affiliated with Mamma; (c) does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (d) is not an insurer or a financial institution .

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

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a prescribed exchange under the Regulations to the ITA, the Common Shares will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned or had interests in or options in respect of 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

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

DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company’s operating subsidiaries. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Daniel Bertrand, Executive Vice-President and Chief Financial Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

CURRENCY RISK

The Company has employees located in Canada and the United States where the local currency is used. No forward exchange contracts are used to sell currencies at fixed forward rates.

INTEREST RATE RISK

The Company has short term investments and temporary investments bearing average interest rates between 4.06% and 4.12%. No other financial instruments are used.

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

Based upon that evaluation, the President and Chief Executive Officer and our Executive Vice-President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 at the reasonable assurance level.

[Paragraph omitted pursuant to SEC Release Nos. 33-8545 and 34-51293]

(b)      CHANGES IN INTERNAL CONTROLS.

During the year ended December 31, 2005, the Company has improved internal controls over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that a member of its Audit Committee, Mr. Irwin Kramer, an independent director, is an Audit Committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company’s board of directors has adopted a Code of Ethics that applies to all of the Company’s employees, including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. A copy of the Company’s Code of Ethics is attached as Exhibit II to this report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

RSM Richter LLP has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2005 and 2004. PricewaterhouseCoopers LLP served as the Company’s independent public accountants to audit our financial statements for the fiscal year ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The auditors are elected annually by the Company’s shareholders at the Annual General Meeting. In February 2005, PricewaterhouseCoopers LLP notified the Company that it would not act as the Company’s independent auditor during 2005 in connection with preparation of the Company’s 2004 audited financial statements. In March 2005 the Company’s Audit Committee engaged RSM Richter LLP to audit the Company’s financial statements for the 2004 fiscal year.

The following table presents the aggregate fees for professional services and other services rendered by RSM Richter LLP in 2005.

2005

Audit Fees(1)	$351,516
Audit Related Fees(2)	$81,905
Tax Fees(3)	--

TOTAL:	$433,421

These fees are subject to a pre-approval policy.

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the audit of its financial statements; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions.

(3)	Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS

I.	Audit Committee Pre-Approval of Services

In accordance with the requirements of securities regulations to which the Company is subject and to safeguard the continued independence of its external auditors, all audit and non-audit services to be rendered by the Company’s external auditors and any related entities (the “Auditors”) to the Company, its subsidiaries and any material related companies over which the Company exercises significant influence must be the subject of pre-approval by the Audit Committee of the Board.

Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.     Services that the Auditors may not Provide

The Auditors may not act in any capacity where they could reasonably be seen to:

  function in the role of the Company’s management;
  audit their own work; or
  serve in an advocacy role on behalf of the Company

Except as otherwise permitted and pre-approved hereby, the Auditors will not be asked to provide any services in the following areas (in each case as more fully defined in applicable corporate and securities regulations or the regulations and guidelines of the appropriate oversight authorities governing the accounting and auditing profession):

1.	Bookkeeping and related functions;

2.	Financial information systems design and implementation;

3.	Appraisal, valuation, fairness opinions or contribution-in-kind reports;

4.	Actuarial services;

5.	Internal audit outsourcing;

6.	Management functions and human resources functions;

7.	Broker-dealer, investment advisor or investment banking services;

8.	Legal services; and

9.	Expert services.

10.	Management consulting services

III. Pre-Approval of a Range of Services

The engagement for the annual audit of the Company’s consolidated financial statements is specifically approved on an annual basis by the execution of the audit engagement letter with the Auditors. Subject to paragraph IV below, engagements of the Auditors involving services for any of the Company’s entities that fall into the following service definitions are pre-approved by the Audit Committee.

Type of Service	Description

Audit Services

Financial statement audit	Recurring audit of consolidated financial statements
including subsidiary company and statutory audits and tax
services and accounting consultations required to perform
an audit in accordance with Generally Accepted Auditing
Standards.

Regulatory financial filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters. Statutory and regulatory filings including prospectuses and registration statements.

404 attestation services	Attestation services relating to the report on the entity’s

Type of Service	Description

internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under Canadian legislation/regulations.

Audit Related Services

Employee benefit plan audits	Audit of pension and other employee benefit plans and funds.

Financial due diligence in connection with acquisitions and divestitures	Assistance in financial and tax due diligence, including
review of financial statements, financial data and
records, tax returns, tax forms and tax filings, discussion
with target’s finance and accounting personnel.
Accounting consultation and audits in connection with
acquisitions and divestitures.

Other attest services	Attest services that are not required by statute or regulation. Quarterly reviews.

Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.

Consultation regarding GAAP	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP topics.

Tax Services

Tax compliance	Preparation and/or review of income, capital, sales, use,
property, excise, local, value added (VAT) and GST tax
returns, filings and forms. Consultation regarding
handling of items for tax returns, required disclosures,
elections, and filing positions available.

Tax consulting	Assistance with tax audits, examinations or requests for
information. Responding to requests regarding technical
interpretations, applicable laws and regulations, and tax
accounting. Tax advice on mergers, acquisitions,
restructurings, financings, inter-company transactions,
foreign tax credits, foreign income tax, tax accounting,
foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign
subsidiary income, VAT, GST, excise tax or equivalent
taxes in the jurisdiction. Assistance with tax appeals that
are not in front of a tax court or its equivalent. Advice
regarding tax legislation or codes including
interpretations, procedures and advance tax rulings or
private letter rulings thereof, or their equivalent, in

Type of Service	Description

applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.

Transfer pricing	Advice and assistance with respect to transfer pricing
matters, including preparation of reports used by the
company to comply with taxing authority documentation
requirements regarding royalties, services and inter-
company pricing and assistance with tax exemptions.

Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.

Expatriate tax services	Preparation of individual income tax returns, advice on
impact of changes in local tax laws and consequences of
changes in compensation programs or practices.
Compliance and advice in relation to benefits and
compensation, stock options, and tax equalization
policies.

Other Services

Valuation	Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by the Company or third parties.

Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.

IV.    Limits on the Pre-Approval of a Range of Services

In the case of proposed engagements of the Auditors involving any of the services covered under the range of services under paragraph III where the fees for a particular engagement are expected to exceed a total of CDN $5,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof.

The general pre-approval of the range of services covered under paragraph III will be brought to the Audit Committee for review and, if thought appropriate, renewal on an annual basis.

In respect of services under paragraph III where the fees for a particular engagement are expected to be less than or equal to a total of CDN $5,000, the Chairman of the Audit Committee shall be notified expeditiously of any such services commenced by the Auditors.

In the event that services under paragraph III are commenced by the Auditors where the fees for a particular engagement were expected to be less than or equal to a total of CDN $5,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof if such fees are later expected to exceed a total of CDN $5,000.

V. Pre-Approval of Individual Services

The Company’s management and/or the Auditors may seek pre-approval by the Audit Committee of the engagement of the Auditors to provide particular services in certain cases.

Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Committee.

Under no circumstances may the Audit Committee delegate its responsibilities to Company management.

For greater certainty, if an engagement with the Auditors for a particular service is contemplated that is neither forbidden under paragraph II hereof, nor covered under the range of services under paragraph III hereof, in order for such engagement to proceed it must be the subject of individual pre-approval under this paragraph.

It is the responsibility of management to determine whether a particular service is covered by the pre-approved range of services. Management should seek the guidance of the audit committee chair where there is any ambiguity about whether a particular service is pre-approved.

VI. Engagement Letters

Pre-approved non-audit services shall be provided by the Auditors pursuant to an engagement letter with the appropriate Company entity that satisfies each of the following requirements:

1.	the engagement letter shall be in writing and signed by the Auditors; and

2.	the engagement letter shall set out the particular non-audit services to be provided by the Auditors which, unless individually pre-approved, shall be within the categories of pre-approved non-audit services described in paragraph III hereof.

VII.    Reports of Services to the Audit Committee

At every regularly-scheduled meeting of the Audit Committee, management shall report on all new pre-approved engagements of the Auditors since the last such report. The Auditors may comment on the report if they wish to do so. All engagement letters entered into pursuant hereto shall be made available to the Audit Committee upon demand.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below sets forth the information with respect to purchases made by or on behalf of Mamma or any “affiliated purchase”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of Mamma’s Common Shares for the year ended December 31, 2005.

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to Make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares. The Company may purchase common shares at any time and from time to time until September 7, 2005. The common shares will be purchased for cancellation. During the period from June 8 to June 20, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital. The normal course issuer bid terminated September 7, 2005 in accordance with the Notice.

Maximum number
					Total Number of Shares	of Shares that May
			Total Number	Average	Purchased as Part of	Yet Be Purchased
			of Shares	Price Paid per	Publicly Announced	Under the Plans or
			Purchased	Share	Plans or Programs*	Programs

January	1/1/05	- 1/31/05				N/A
February	2/1/05	- 2/28/05
March	3/1/05	- 3/31/05
April	4/1/05	- 4/30/05
May	5/1/05	- 5/31/05
June	6/1/05	- 6/30/05	304,665	3.46	304,665
July	7/1/05	- 7/31/05
August	8/1/05	- 8/31/05
September	9/1/05	- 9/30/05
October	10/1/05	- 10/31/05
November	11/1/05	- 11/31/05
December	12/1/05	- 12/31/05

Total			304,665	3.46	304,665	N/A

*The total number of shares purchased were purchased through the Company’s Normal Course Issuer Bid. See “Item 5 Normal Course Issuer Bid.”

ITEM 17.   FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 26 to our consolidated financial statements.

RSM Richter S.E.N.C.R.L./LLP
Comptables agréés
Chartered Accountants

2, Place Alexis Nihon
Montréal (Quebec) H3Z 3C2
Téléphone: / Telephone : (514) 934-3400
Télécopieur / Facsimile : (514) 934-3408
www.rsmrichter.com

Independent Registered Public Accounting Firms’ Reports

To the Shareholders and Board of Directors of Mamma.com Inc.

We have audited the accompanying consolidated balance sheets of Mamma.com Inc. as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Canada

March 15, 2006, except for note 27 which is dated March 28, 2006

RSM Richter S.E.N.C.R.L. est un cabinet indépendant membre de RSM International, association de cabinets indépendants d'expertise comptable et de services conseils.	RSM Richter LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Mamma.com Inc
Consolidated Balance Sheets
As at December 31, 2005 and 2004

(Expressed in U.S. dollars)	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	4,501,201	20,609,089
Restricted cash (note 5)	-	148,000
Temporary investments (note 7)	4,013,312	6,874,155
Accounts receivable (note 8)	2,623,940	2,502,535
Income taxes receivable	606,226	120,590
Prepaid expenses	295,288	129,390
Future income taxes (note 20)	33,505	-
Current assets of discontinued operations (note 5)	9,694	274,770

	12,083,166	30,658,529
Future income taxes (note 20)	13,483	-
Income tax credit	54,912	-
Assets of discontinued operations (note 5)	-	1,882,857
Investments (note 9)	720,000	720,000
Property, plant and equipment (note 10)	598,758	304,624
Intangible assets (note 11)	8,601,848	753,778
Goodwill (note 11)	16,255,031	846,310

	38,327,198	35,166,098

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	2,690,943	2,244,958
Deferred revenue	249,953	233,459
Income tax payable	8,062	-
Liabilities of discontinued operations (note 5)	189,223	652,109

	3,138,181	3,130,526

Future income taxes (note 20)	2,672,036	-

Contingencies and commitments (note 24)

Shareholders’ Equity
Capital stock (note 13)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,340,864 common shares (2004-12,263,029)	95,298,234	90,496,088
Additional paid-in capital (note 14)	5,985,077	5,255,249
Deferred stock-based compensation (note 14)	(735,175)	(1,333,443)
Cumulative translation adjustment	370,369	360,884
Accumulated deficit	(68,401,524)	(62,743,206)

	32,516,981	32,035,572

	38,327,198	35,166,098

See accompanying notes.
Approved by the Board of Directors
/s/ David Goldman	/s/ Irwin Kramer
David Goldman, Executive Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Mamma.com Inc
Consolidated Statements of Operations
For the years ended December 31

(Expressed in U.S. dollars)	2005	2004	2003
	$	$	$

Revenues (note 16)	9,464,560	14,636,318	8,938,863

Cost of revenues (note 17)	4,204,030	6,539,213	3,991,265

Gross Margin	5,260,530	8,097,105	4,947,598

Expenses
Marketing, sales and services	2,023,925	2,188,488	1,600,643
General and administration	5,692,092	3,567,247	2,255,099
Product development and technical support (note 21)	1,286,345	891,541	599,383
Amortization of property, plant and equipment	106,788	133,123	140,090
Amortization of intangible assets	242,031	191,218	178,509
Realized gain on disposal of investment (note 9)	-	-	(32,499)
Write-down of investment (note 9)	-	365,286	-
Interest and other income	(768,738)	(233,506)	(15,869)
Loss on foreign exchange	47,080	68,275	210,888

	8,629,523	7,171,672	4,936,244

Earnings (loss) from continuing operations
before income taxes	(3,368,993)	925,433	11,354

Provision for (recovery of) income taxes (note 20)	(26,010)	554,680	(77,636)

Earnings (loss) from continuing operations	(3,342,983)	370,753	88,990

Results of discontinued operations, net of income taxes (note 5)	(2,315,335)	733,654	(300,053)

Net earnings (loss) for the year	(5,658,318)	1,104,407	(211,063)

Basic and diluted earnings (loss) per share from continuing
operations		0.03	0.01
Basic and diluted earnings (loss) per share from
discontinued operations	(0.19)	0.07	(0.04)

Basic and diluted net earnings (loss) per share	(0.46)	0.10	(0.03)

See accompanying notes.

Mamma.com Inc
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003

(Expressed in U.S. dollars)	Number of		Additional	Deferred	Cumulative
	common	Common	paid-in	stock-based	translation	Accumulated
	shares	shares	capital	compensation	adjustment	deficit
		$	$	$	$	$

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)

Effect of changes on shares and warrants
issued for financial services	-	6,333	-	10,667	-	-
Warrants issued for financial services	-	-	84,566	-	-	-
Options granted	-	-	388,391	(376,171)	-	-
Amortization of deferred stock-based
compensation	-	-	-	113,365	-	-
Options exercised	129,678	185,887	(12,220)	-	-	-
Warrants exercised	284,090	455,965	(44,034)	-	-	-
Translation adjustment for the year	-	-	-	-	717,257	-
Net loss for the year	-	-	-	-	-	(211,063)

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)

Warrants issued for financial services	-	-	260,301	-	-	-
Options granted	-	-	1,378,787	(1,378,787)	-	-
Amortization of deferred stock-based
compensation	-	-	-	301,944	-	-
Options exercised	255,561	483,593	(82,127)	-	-	-
Warrants exercised	3,892,878	6,430,500	(671,687)	-	-	-
Forfeited options	-	-	(18,967)	6,206	-	-
Shares issued for acquisition of Digital
Arrow	90,000	740,782	-	-	-	-
Shares and warrants issued on private
placement	1,515,980	13,158,329	3,441,652	-	-	-
Share issue cost	-	(839,295)	(219,524)	-	-	-
Translation adjustment for the year	-	-	-	-	(80,680)	-
Net earnings for the year	-	-	-	-	-	1,104,407

Balance, December 31, 2004	12,263,029	90,496,088	5,255,249	(1,333,443)	360,884	(62,743,206)

Redemption of common shares (note 13)	(304,665)	(2,248,302)	1,195,147	-	-	-
Options granted	-	-	994,908	(994,908)	-	-
Options exercised	2,500	10,408	(3,984)	-	-	-
Amortization of deferred stock-based
compensation	-	-	-	136,933	-	-
Options forfeited	-	-	(1,456,243)	1,456,243	-	-
Shares issued for acquisition of Copernic
(note 6)	2,380,000	7,040,040	-	-	-	-
Translation adjustment for the year	-	-	-	-	9,485	-
Net loss for the year	-	-	-	-	-	(5,658,318)

Balance, December 31, 2005	14,340,864	95,298,234	5,985,077	(735,175)	370,369	(68,401,524)

See accompanying notes.

Mamma.com Inc
Consolidated Statements of Cash Flows
For the years ended December 31

(Expressed in U.S. dollars)	2005	2004	2003
	$	$	$

Cash flows from (used for)

Operating activities
Earnings (loss) from continuing operations	(3,342,983)	370,753	88,990
Adjustments for
Amortization of property, plant and equipment	106,788	133,123	140,090
Amortization of intangible assets	242,031	191,218	178,509
Realized gain on disposal of property, plant and equipment	-	-	(455)
Realized gain on disposal of investment (note 9)	-	-	(32,499)
Employee stock-based compensation	136,933	281,367	94,654
Former Board member compensation paid by issuance
of capital stock	-	-	12,220
Write-down of investment (note 9)	-	365,286	-
Financial fees paid by issuance of capital stock and warrants	-	260,301	101,566
Future income taxes	(13,964)	400,855	(77,636)
Income tax credits	-	81,505	(77,925)
Unrealized loss on foreign exchange	-	14,622	-

Net change in non-cash working capital items (note 19)	1,420,013	(302,567)	(969,323)

Cash from (used for) operating activities from continuing operations	(1,451,182)	1,796,463	(541,809)
Cash from (used for) operating activities from discontinued operations	(630,288)	(790,370)	479,852

	(2,081,470)	1,006,093	(61,957)

Investing activities
Business acquisitions (note 6)	(15,851,922)	-	-
Purchase of intangible assets	(54,943)	(9,434)	(3,026)
Purchase of property, plant and equipment	(85,687)	(70,284)	(47,432)
Net decrease (increase) in temporary investments	2,860,843	(6,850,979)	(6,217)
Proceeds on disposal of investments	-	-	32,499
Proceeds on disposal of property, plant and equipment	-	-	1,199

Cash used for investing activities from continuing operations	(13,131,709)	(6,930,697)	(22,977)
Cash from (used for) investing activities from discontinued operations	-	434,975	(72,190)

	(13,131,709)	(6,495,722)	(95,167)

Financing activities
Issuance of capital stock	6,424	22,760,261	585,598
Share issue costs	-	(1,058,819)	-
Redemption of common shares	(1,053,155)	-	-

	(1,046,731)	21,701,442	585,598

Effect of foreign exchange rate changes on cash and cash equivalents	4,022	79,375	250,063

Net change in cash and cash equivalents and restricted cash during the
year	(16,255,888)	16,291,188	678,537
Cash and cash equivalents – Beginning of year	20,757,089	4,465,901	3,787,364

Cash and cash equivalents and restricted cash – End of year	4,501,201	20,757,089	4,465,901

Cash and cash equivalents comprise:
Cash	4,501,201	1,565,600	2,265,000
Short-term investments	-	19,043,489	2,200,901

	4,501,201	20,609,089	4,465,901
Restricted cash	-	148,000	-

	4,501,201	20,757,089	4,465,901

Supplemental cash flow information
Cash paid for interest	16,097	673	328
Cash paid for income taxes	17,189	288,147	-

See accompanying notes.

1 Nature of business

Mamma.com Inc. is a provider of search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com, respectively. The Company, through its Mamma Media Solutions brand, is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from the Internet.

Through its Copernic Desktop Search product, Copernic Technologies Inc. (“Copernic”) develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in note 26.

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

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances available, and highly liquid investments with an initial term of three months or less that are stated at cost, which approximates market value.

d) Temporary investments

Temporary investments are valued at the lower of cost and market value.

e) Income tax credits

Income tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statements of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

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

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Trade names	14%	to	25%
Technology	20%	to	25%
Customer relationships	10%	to	33%
Software and patents	25%

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

k) Revenue recognition

The Company recognizes revenue from search advertising, graphic advertising services, sale of software and support services when the following criteria are satisfied:

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

The majority of arrangements for all types of revenue have terms of less than one year and may be terminated at any time by the advertiser. In accordance with Emerging Issues Committee 123 “Reporting Revenue Gross as a Principal versus Net as an Agent”, search and graphic advertising derived from arrangements that involve services supplied by partners and members respectively is reported gross of the payment to them. This revenue is reported gross due to the fact that the Company is the primary obligor to the advertisers who are customers of the advertising service.

Support revenue is recognized on a straight-line basis over the term of the agreements.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement on the accompanying consolidated balance sheets.

l)   Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2005 and 2004.

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

n)   Foreign currency translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries, except for Copernic, have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate. Revenue and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

Copernic follows the current rate method of accounting for translation of foreign currency amounts into Canadian dollars. Under this method, all assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Exchange gains or losses resulting from translation are included in the cumulative translation adjustment. Changes in the cumulative translation adjustment during the year result solely from the application of this translation method.

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

p) Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (note 15).

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

3 Change in accounting policies a) For changes affecting 2003

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures as if the fair value method of accounting had been applied retroactively.

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

c) For changes affecting 2005 and future years Consolidation of variable interest entities

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

The Company will adopt these recommendations for its fiscal year 2007.

4 Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date.

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

5 Discontinued operations

Digital Arrow LLC and High Performance Broadcasting, Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”) located in Florida, management decided to discontinue its subsidiary’s operations. The Company has therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the years ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The Company had acquired Digital Arrow on June 10, 2004, a privately held marketing company that was engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow was determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced. The operations of the business have been included in these financial statements since June 1, 2004.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired was $1,535,744 and goodwill of $556,196, for a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 was cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210.

IBT

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the year ended December 31, 2004 and 2003 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company was entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and has been released in 2005. In 2005, no events occurred or conditions were met for the remaining contingent consideration of $150,000.

The gain on disposal is detailed as follows:

			$
Proceeds			1,699,185

Assets disposed and related fees
Equipment			210,916
Other assets, net			(22,843)
Legal and other fees			133,579
Cumulative translation adjustment related to the sales of IBT			(211,390)

			110,262

Gain on disposal			1,588,923

Summary of assets and liabilities of discontinued operations

		As at December 31,
		2005	2004
		$	$

Current assets
Accounts receivable		9,694	268,246
Other current assets		-	6,524

		9,694	274,770

Assets
Property, plant and equipment		-	70,195
Intangible assets		-	1,256,466
Goodwill		-	556,196

		-	1,882,857

Liabilities

Accounts payable and accrued liabilities		189,223	543,584
Deferred revenue		-	23,525
Income taxes payable		-	85,000

		189,223	652,109

Summary of discontinued operations

	2005	2004	2003
	$	$	$

Revenues	474,409	1,793,977	6,493,986

Earnings (loss) before income taxes	(2,315,335)	733,654	(32,220)

Net earnings (loss)	(2,315,335)	733,654	(300,053)

For the years 2005 and 2004, earnings (loss) before income taxes are the same as net earnings (loss). In 2004, this was due to benefits arising to prior years tax losses not previously recognized. In 2003, the Company recorded a provision for income taxes due to a tax assessment disallowing research and development tax credits claimed in prior years.

6 Business acquisitions

Copernic Technologies Inc.

On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic including an amount to cover Copernic's outstanding stock appreciation right obligations.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily activities. Copernic is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company shares issued to owners of Copernic has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired is summarized below:

Copernic
2005
$
Cash	851,130
Accounts receivable	1,383,228
Prepaid	65,994
Income tax receivable	496,219
Future income taxes (current)	33,403
Future income taxes (long-term)	13,442
Income tax credit	54,746
Property, plant and equipment	314,284
Software	65,220

Patents	69,527
Trade names	2,500,000
Customer relationships	2,000,000
Technology	3,400,000

Total assets acquired	11,247,193

Accounts payable and accrued liabilities	226,822
Future income taxes	2,686,000

Total liabilities assumed	2,912,822

Net identifiable assets acquired	8,334,371
Goodwill	15,408,721

Purchase price	23,743,092
Less:
Common shares issued	7,040,040
Cash acquired	851,130

Consideration paid net of cash acquired	15,851,922

Goodwill is not deductible for income tax purposes.

7 Temporary Investments

Temporary investments consist of commercial paper bearing a weighted average interest rate 4.09% per annum (2004 – 2.29%) and maturing on various dates up to April 2006. The market value of the commercial paper as at December 31, 2005 and 2004 approximates its book value.

8 Accounts receivable
Accounts receivable comprise the following:
	2005	2004
	$	$
Trade accounts receivable	2,689,648	2,578,745
Allowance for doubtful accounts	(276,402)	(205,223)

	2,413,246	2,373,522
Other	210,694	129,013

	2,623,940	2,502,535

9 Investments

Investments comprise the following:

	2005	2004
	$	$

LTRIM Technologies Inc. (4,891,686 Class “A”
common shares and 359,281 Class “A” preference shares) (i)	720,000	720,000
Tri-Link Technologies Inc. (4,054,874 Preference shares) (ii)	-	-
TECE, Inc. (5,000,000 Common shares) (ii)	-	-

	720,000	720,000

The fair value of LTRIM Technologies Inc. has been established at $720,000 by independent appraisal and nil for Tri-Link Technologies Inc. and TECE, Inc. as of December 31, 2005.

i)	In 2004, due to a permanent impairment in value, the Company wrote off $365,286 of its investment in LTRIM Technologies Inc.

ii)	In 2001 and 2002, due to a permanent impairment in value, the Company wrote off its investments in Tri-Link Technologies Inc. (“Tri-Link”) and TECE, Inc. In 2005, The Company received $41,878 from Tri-Link, this amount has been recorded in other income.

iii)	On August 28, 2003, the Company sold its entire investment in uPath.com Inc. for CA$45,000 (US$32,499). As this investment had been written off in its entirety in 2002 due to a permanent impairment in value, the gain on disposal of the investment amounted to $32,499 in 2003.

10	Property, plant and equipment

				2005

			Accumulated
		Cost	amortization	Net
		$	$	$

	Computer equipment	1,221,578	821,160	400,418
	Furniture and fixtures	171,485	62,921	108,564
	Leasehold improvements	177,642	87,866	89,776

		1,570,705	971,947	598,758

				2004

	Computer equipment	1,022,586	754,127	268,459
	Furniture and fixtures	87,104	53,825	33,279
	Leasehold improvements	87,181	84,295	2,886

		1,196,871	892,247	304,624

11 Goodwill and other intangible assets

Intangible assets

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Trade names	2,912,869	276,148	2,636,721
Technology	3,705,217	211,961	3,493,256
Customer relationships	2,424,985	149,210	2,275,775
Software	181,760	56,920	124,840
Patents	71,439	183	71,256

	9,296,270	694,422	8,601,848

			2004

Trade names	412,869	185,745	227,124
Technology	305,217	132,289	172,928
Customer relationships	424,985	92,100	332,885
Software	63,098	42,257	20,841

	1,206,169	452,391	753,778

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	Copernic	focusIN	Total

	$	$	$

Balance – December 31, 2003 and 2004	-	846,310	846,310
Business acquisitions (note 6)	15,408,721	-	15,408,721

Balance – December 31, 2005	15,408,721	846,310	16,255,031

12 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2005	2004
	$	$

Trade accounts payable	1,860,183	1,513,127
Other
Accrued employee costs	415,942	285,666
Directors and officers payable	384,102	433,401
Payable to a company owned by a current director (a) (b)	30,716	12,764

	2,690,943	2,244,958

(a)	The amount payable to a company owned by a current director relates to consulting agreement between the Company and the company owned by a current director.

(b)	Services provided by a director acting as an Executive Chairman for 2005 were $202,658 (2004 – $182,687; 2003 – $171,465). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

13 Capital stock

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares, and common shares comprising the public float, as at December 31, 2004. At the expiration period, on September 7, 2005, the Company did not file a new notice.

During the year ended December 31, 2004, the Company did not purchase any of its outstanding common shares. During the year ended December 31, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital.

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

In 2003, 227,500 stock options at exercise prices between $1.99 and $3.58 expiring between seven and ten years were granted to officers and employees of the Company.

In 2004, 10,000 stock options were cancelled and granted with new conditions. The fair value of these new granted options were estimated as the date of grant using the Black-Scholes option pricing model.

On November 2, 2004, the Company granted to Officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08 expiring in five years.

On February 2, 2005, the Officers and Members of the Board of Directors of the Company to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensation costs of $138,395 recorded as of December 31, 2004 pertaining to these options was reversed in the first quarter of 2005.

On February 16, 2005, 55,800 and 39,196 stock options at an exercise price of $6.28 expiring in five years were granted to officers and employees of the Company, respectively.

On November 8, 2005, the Company granted to Officers and Members of Board of the Company, 430,000 stock options at an exercise price of $2.28 expiring in five years.

Information with respect to stock option activity for, 2003, 2004 and 2005 is as follows:

		Weighted average
	Number of options	exercise price
		$

Outstanding – December 31, 2002	377,180	1.76

Granted	227,500	2.71
Forfeited	(28,357)	1.74
Exercised	(129,678)	1.34

Outstanding – December 31, 2003	446,645	2.37

Granted	305,000	6.91
Forfeited	(16,000)	1.99
Expired	(18,750)	8.00
Exercised	(255,561)	1.57

Outstanding – December 31, 2004	461,334	5.60

Granted	524,996	3.00
Forfeited	(322,747)	6.94
Exercised	(2,500)	2.57

Outstanding – December 31, 2005	661,083	2.90

Details of stock options outstanding as at December 31, 2005 are as follows:

		Outstanding options		Exercisable options

Range of	Number of	Weighted	Weighted average	Number of	Weighted average
exercise prices	options	average remaining	exercise price	options	exercise price
$		contractual life	$		$
		(years)
1.50 – 1.99	30,834	6.51	1.90	30,834	1.90
2.38 – 3.58	555,500	5.05	2.50	69,834	3.17
6.28	74,749	6.13	6.28	-	-

	661,083	5.24	2.90	100,668	2.78

As at December 31, 2004 and 2003 there were 33,667 and 222,478 options exercisable at weighted average prices of $3.15 and $1.99, respectively.

The fair values of all options granted during 2005, 2004 and 2003 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
	$	$	$

Expected option life (years)	4.21	4.00	4.04
Volatility	79%	88%	82%
Risk-free interest rate	3.78%	3.70%	4.00%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2005, 2004 and 2003 were $1.90, $4.61 and $2.71 per option, respectively.

Stock-based compensation expense recognized in 2005, 2004 and 2003 in regards to the stock options was $136,933, $301,944 and $113,365, respectively.

Pro forma stock-based compensation disclosures

As described in note 3, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. Following is a summary of what the net earnings (loss) and related per share figures would have been for 2005, 2004 and 2003 if the Company had applied this change retroactively to all prior years.

		2005	2004	2003
		$	$	$
	Net earnings (loss) for the year	(5,658,318)	1,104,407	(211,063)
	Additional compensation costs	17,496	17,496	14,203

	Pro forma net earnings (loss)	(5,675,814)	1,086,911	(225,266)

	Pro forma net earnings (loss) per share:
	Basic	(0.47)	0.10	(0.04)
	Diluted	(0.47)	0.10	(0.04)

14	Additional paid-in capital and deferred stock-based compensation

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant gives the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company's common shares at the date of the capital raising transaction. For mergers and acquisitions, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with the same parameters of an acquisition except for the minimum fee which is $500,000.

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

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004, on September 8, 2004 and subsequently on October 12, 2005. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company's entire entitlement. In the event that the Board deems it necessary or appropriate for a fairness opinion to be rendered in connection with an acquisition transaction, MCF will receive a Fairness Opinion Fee of $200,000 for rendering its opinion, payable upon delivery of the Fairness Opinion and will be credited against the M&A Completion Fee due to MCF.

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

Information with respect to warrant activity for 2003, 2004 and 2005 is as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding – December 31, 2002	2,037,409	1.42

Issued (i)	247,045	1.94
Forfeited	(1,425)	30.80
Exercised	(284,090)	1.45

Outstanding – December 31, 2003	1,998,939	1.46

Issued - B warrants	1,893,939	1.50
Issued - Other	646,392	15.60
Exercised	(3,892,878)	1.48

Outstanding – December 31, 2004 and 2005	646,392	15.60

(i) Does not include warrants to be issued in connection with the B warrant reload feature described above. For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2005 were as follows:

		Weighted average
Range of	Number of	remaining	Weighted average
exercise prices	warrants	contractual life	exercise price
$		(years)	$

11.34 – 13.89	40,000	3.41	12.31
15.82	606,392	3.50	15.82

	646,392	3.49	15.60

15      Earnings (loss) per share

	2005	2004	2003
	$	$	$

Weighted average number of shares – Basic	12,168,117	10,758,604	6,207,360

Additions to reflect the impacts of:
Exercise of stock options	-	121,195	93,854
Exercise of warrants (i)	-	330,107	1,740,022

Weighted average number of shares – Diluted	12,168,117	11,209,906	8,041,236

(i) In 2003, includes B warrants issuable upon exercise of the A warrants described in note 14.

Options to purchase 309,895 common shares (2004 – 48,361; 2003 – 18,750), warrants to purchase 646,392 common shares (2004 – 327,712; 2003 – 16,000) have been excluded from the above calculations since they would have an anti-dilutive effect.

16	Revenues

		2005	2004	2003
		$	$	$

	Search advertising	4,935,617	9,659,024	5,787,980
	Graphic advertising	4,456,399	4,965,198	3,150,883
	Other	72,544	12,096	-

		9,464,560	14,636,318	8,938,863

17      Cost of revenues

	2005	2004	2003
	$	$	$

Partner payouts	1,637,878	3,940,350	2,471,927
Media Purchase	2,264,700	2,384,262	1,213,387
ISP Charges	279,965	214,601	305,951
Other	21,487	-	-

	4,204,030	6,539,213	3,991,265

18      Consolidated statement of cash flows

In 2005, the consideration for the acquisition of Copernic (Digital Arrow in 2004) includes 2,380,000 (90,000 for Digital Arrow) of the Company’s common shares at a determined fair value of $2.958 ($8.23 for Digital Arrow) per share. Therefore, $7,040,040 ($740,782 for Digital Arrow) representing the value of the consideration paid by the issuance of capital stock are excluded from business acquisitions and issuance of capital stock.

In 2003, financial fees paid in lieu of cash amounted to $17,000.

19      Net change in non-cash working capital items

	2005	2004	2003
	$	$	$

Cash flows from (used for):

Accounts receivable	1,266,077	(215,782)	(1,033,078)
Income taxes receivable	12,100	(104,129)	(15,259)
Prepaid expenses and other assets	(99,707)	(39,651)	(3,083)
Accounts payable and accrued liabilities	227,841	(35,737)	81,709
Deferred revenue	13,702	92,732	388

	1,420,013	(302,567)	(969,323)

20      Income taxes

a)      The provision for (recovery of) income taxes is detailed as follows:

	2005	2004	2003
	$	$	$

Current	(12,046)	153,825	-
Future (recovered)	(13,964)	400,855	(77,636)

	(26,010)	554,680	(77,636)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2005	2004	2003
	$	$	$

Earnings (loss) from continuing operations
before income taxes	(3,368,993)	925,433	11,354

Expected provision for (recovery of) income
taxes at the statutory rate	(1,070,666)	287,069	3,749

Impact of foreign and provincial rates	(348)	10,965	-
Change in future income tax balance due to
change in rate	(947,104)	-	-
Unrecognized benefit of current year tax losses
and undeducted research and development
expenses, and other temporary differences	2,067,696	500,116	465,295
Benefit of prior years’ tax losses not previously
recognized	(93,681)	(17,178)	-
Recognition of future benefit of prior years’
temporary differences, including tax
losses and undeducted research and
development expenses	-	-	(577,482)
Permanent difference, including amortization
and impairment of goodwill and write-
down of investment	18,093	(226,292)	30,802

Provision for (recovery of) income taxes	(26,010)	554,680	(77,636)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2005	2004
	$	$

Assets
Property, plant and equipment	2,839,093	2,558,945
Non-capital losses (expiring 2006-2015)	8,635,786	6,443,236
Unrealized impairment losses on investments	764,853	740,295
Research and development expenses	362,077	-
Financing expenses	257,648	341,871
Intangible assets	217,521	-
Goodwill	188,693	116,079
Other	39,971	-

	13,305,642	10,200,426

Liabilities
Intangible assets	2,672,036	-

Net future income tax assets before valuation	10,633,606	10,200,426
Valuation allowance	(13,258,654)	(10,200,426)

	(2,625,048)	-

Presented as:
Current asset	33,505	-
Long-term asset	13,483	-
Long-term liability	2,672,036	-

	(2,625,048)	-

As at December 31, 2005, the Company also has temporary differences in United Kingdom of $60,974 (2004-nil), in United States of America for $2,084,346 (2004-$1,088,042) and in Australia for $628,937 (2004- $678,675) with no expiration date. No future tax assets were recognized in 2005 and in 2004 for these temporary differences.

In addition, the Company has capital losses amounting to $14,724,484 in 2005 (2004-$14,107,504) without expiring date. No future tax assets were recognized in 2005 and in 2004 for these capital losses.

d)	As at December 31, 2005, the Company has non-capital loss carryforwards totalling approximately $25,210,000 for Federal and provincial income tax purposes which may be used to reduce taxable income in future years.

These losses may be claimed no later than fiscal years ending December 31:

$

2006	4,438,000
2007	4,817,000
2008	3,509,000
2009	2,558,000
2010	3,417,000
2014	852,000
2015	5,619,000

21      Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2005	2004	2003
	$	$	$

Product development and technical support expenses	1,276,346	809,347	477,634
Research and development expenses	31,600	168,715	249,906

	1,307,946	978,062	727,540

Less: research and development tax credits	21,601	86,521	128,157

	1,286,345	891,541	599,383

22      Segment information

The Company had a single reporting segment until the acquisition of Copernic on December 22, 2005, resulting in the creation of a second reporting segment from that date forward. Since the Company reports Copernic’s operations from the date of the acquisition transaction (duration of 8 days), revenues of this segment are included in Other specified in the table below.

Geographic segment

	2005	2004	2003
	$	$	$
Revenues:
Canada	207,048	225,773	238,655
United States	7,449,614	13,427,257	8,499,380
Europe	1,650,907	873,924	126,272
Other	156,991	109,364	74,556

	9,464,560	14,636,318	8,938,863

	2005	2004	2003
	$	$	$
Long-lived assets and goodwill:
Canada	25,455,637	1,904,712	2,149,336

	25,455,637	1,904,712	2,149,336

23      Major Customers

The Company has two major customers, each account for more than 10% of the Company's sales. Sales for each of them represented approximately 14% (2004 - 2%; 2003 - 0%) and 11% (2004 - 11%; 2003 - 8%), respectively, of the Company's sales. The outstanding accounts receivable from these customers as at December 31, 2005 amount to approximately 8% (2004 - 4%) and 1% (2004 - 14%), respectively, of the total accounts receivable.

24      Contingencies and commitments

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid. The insurer has paid most of the fees and expenses to date, except an amount of approximately $26,000 which has not been paid; the insurer is asserting that some fees and expenses of the class action defense counsel were outside the scope of coverage. The Company does not believe the insurer will successfully maintain this position with respect to the minimal unpaid amount of fees and expenses.

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

Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2005 are as follows:

		$

Years ending December 31,
	2006	329,000
	2007	218,000
	2008	182,000
	2009	106,000
	2010	71,000
Thereafter		-

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

25 Financial instruments Currency risk

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

The Company is exposed to credit risk on accounts receivable from its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2005, approximately 39% of accounts receivable are due from two customers, as compared to 30% from four customers in the previous year.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, bank overdraft, temporary investments, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments. The fair value of the Company’s investments is presented in note 9.

Interest rate risk

As at December 31, 2005, the Company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rates
Temporary investments	From 4.06% to 4.12%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

26     United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2005, 2004 and 2003, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

	2005	2004	2003
	$	$	$
Other comprehensive income (loss)
Foreign currency translation adjustment (a)	9,485	(80,680)	717,257

Net earnings (loss) in accordance with U.S. GAAP	(5,658,318)	1,104,407	(211,063)

Comprehensive income (loss)	(5,648,833)	1,023,727	506,194

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2005	2004
	$	$
Capital stock
Capital stock in accordance with Canadian GAAP	95,298,234	90,496,088
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	112,067,804	107,265,658

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,985,077	5,255,249
Stock-based compensation costs (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	7,022,767	6,292,939

Deferred stock-based compensation costs in accordance with
Canadian and U.S. GAAP	(735,175)	(1,333,443)

Accumulated other comprehensive gain (loss) (a)
Cumulative translation adjustment in accordance with
Canadian GAAP	370,369	360,884

Accumulated deficit
In accordance with Canadian GAAP	(68,401,524)	(62,743,206)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(86,208,784)	(80,550,466)

Total shareholders’ equity in accordance with U.S. GAAP	32,516,981	32,035,572

Consolidated statement of cash flows

The consolidated statement of cash flows was prepared under Canadian GAAP. There are no measurement differences between Canadian GAAP and U.S. GAAP as they specifically apply to the Company.

a) Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for the year. Under Canadian GAAP, there is no requirement to report comprehensive income (loss).

b) Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

c) Stock-based compensation costs

As described in note 3, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no difference between the Company’s net earnings (loss) for 2005, 2004 and 2003 under U.S. GAAP as compared to Canadian GAAP.

d) Non-refundable tax credits

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

	2005	2004	2003
	$	$	$
Earnings (loss) from continuing operations before income taxes	(3,368,993)	871,711	(66,571)
Provision for (recovery) of income taxes
Current	(12,046)	153,825	-
Future	(13,964)	347,133	(155,561)

27 Subsequent Events Fees incurred in SEC investigation

On March 28, 2006, the Company's insurance broker advised the Company's that its insurance carrier was willing to pay an amount up to $460,000 in settlement of claims to date for the legal representation costs incurred in 2005 for directors and officers of the Company with respect to their appearance at the SEC investigation and for legal counsel for named individuals in the securities class action. The settled amount will be recorded in the first quarter of 2006.

Purported Securities Class Action Lawsuits

On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue defend itself vigorously (see note 24).

ITEM 18. FINANCIAL STATEMENTS Not applicable. See Item 17 above. ITEM 19. EXHIBITS

The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1	Articles of Incorporation of Mamma.com Inc, as amended. (Filed as Exhibit 1.1 to the Company’s Form 20-F filed May 31, 2005)

1.2	Bylaws of Mamma.com Inc., as amended. (Filed as Exhibit 1.2 to the Company’s Form 20-F filed May 31, 2005)

4.1	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002. (Filed as Exhibit 4.4 to the Company’s Form 20-F filed May 31, 2005)

4.2	Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003, the Amended Agreement dated May 5, 2003 and the termination letter regarding the investment banking agreement. (Filed as Exhibit 4.5 to the Company’s Report on Form 20-F filed May 31, 2005)

4.3	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003. (Filed as Exhibit 4.6 to the Company’s Form 20-F filed May 31, 2005)

4.4	Asset Purchase Agreement dated January 27, 2004 (without Exhibits and Schedules), the Amendment to Asset Purchase Agreement dated February 12, 2004, the Escrow Agreement dated February 12, 2004 and the Indemnity Agreement dated February 12, 2004 between Mamma.com Inc. and ACE*COMM. (Filed as Exhibit 4.7 to the Company’s Form 20-F filed May 31, 2005)

4.5	Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letter dated March 16, 2004 (Filed as Exhibit 4.8 to the Company’s Form 20-F filed May 31, 2005)

4.6	Securities Purchase Agreement among the Company, Chris Tsistinas, Erik Kretschmar, Digital Arrow LLC and High Performance Broadcasting, Inc. dated June 10, 2004. (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed May 31, 2005)

4.7	Securities Purchase Agreement among the Company and the several purchasers thereunder dated June 30, 2004. (Filed as Exhibit 4.10 to the Company’s Form 20-F filed May 31, 2005)

4.8	Revised Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letters dated July 16 and September 8, 2004. (Filed as Exhibit 4.11 to the Company’s Form 20-F filed May 31, 2005).

4.9	Amendment to Consulting Agreement among Mamma.com Inc. and Dave Goldman Advisors Ltd. and David Goldman dated May 23, 2005.

4.10	Share Purchase Agreement among Mamma.com Inc., Martin Bouchard, Eric Bouchard, 4332903 Canada, Inc., 4332911 Canada, Inc. and others, (Filed as Exhibit 99.2 to the Company’s Form 6-K filed December 29, 2005)

4.11	Share Purchase Agreement among Mamma.com Inc., Copernic Technologies, Inc. and others dated December 22, 2005 (Filed as Exhibit 99.3 to the Company Form 6-K filed December 29, 2005).

8.1*	List of Subsidiaries of Mamma.com Inc.

11*	Code of Ethics

12.1*	Certification of Guy Fauré under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers LLP.

15.2*	Consent of RSM Richter LLP.

15.3*	Audit and Finance Committee Charter

15.4*	Compensation Committee Charter

15.5*	Nominating and Corporate Governance Committee Charter

* Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 29, 2006
MAMMA.COM INC.

	By:	/s/ David Goldman
		Name:	David Goldman
		Title:	Executive Chairman

/s/ Guy Fauré
		Name:	Guy Fauré
		Title:	President and Chief Executive Officer

/s/ Daniel Bertrand
		Name:	Daniel Bertrand
		Title:	Executive Vice President and Chief Financial Officer