Form 20-F/A
period 2005-12-31
MAMMA COM INC
filed 2006-05-12
CIK 839435

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
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

14,340,864 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act

Yes  ___    No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X     No  __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerate filer” in Rule 12b of the Exchange Act. (Check one):

Large Accelerated Filer __    Accelerated Filer __    Non-Accelerated Filer   X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X     Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  __    No   X

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE.

EXPLANATORY NOTE

This Form 20-F/A is being filed by Mamma.com Inc. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F filed on March 31, 2006 (the “Form 20-F”). The purpose of this Amendment No. 1 is (i) to amend and restate the information concerning bonuses in the Summary Compensation Table and narrative description in Item 6 to report bonuses earned, as opposed to bonuses paid, in the applicable fiscal years; (ii) to amend the information under the subheading “Statement of Corporate Governance Practices” in Item 6 to include certain additional disclosures regarding corporate governance practices relative to Ontario that will be contained in the Company’s Management Information Circular pertaining to its Annual and Special Meeting of Shareholders for 2006; (iii) to amend information under the subheading “Compensation of the President and Chief Executive Officer” in Item 6 to clarify that the bonus paid to the Company’s President and Chief Executive Officer in 2005, which was U.S. $157,484 at applicable 2004 exchange rates, was based on the Company’s 2004 results rather than its 2005 activities, and correctly indicate that the maximum bonus available to the President and Chief Executive Officer is 96% rather than 95% of salary; (iv) to amend the language in the Report of the Executive Compensation Committee in Item 6 to describe the issuance of options to Joel Lamantia and Patrick Hopf; and (v) to correct a typographical error by the Company's Edgar filing agent made while converting the Form 20-F to Edgar format that omitted to set forth in the Company's Consolidated Statements of Operations in Item 17 of the Form 20-F the Company's basic and diluted net earnings (loss) per share from continuing operations of (0.27) in 2005. This Form 20-F/A does not change the other disclosures set forth in the Form 20-F as originally filed and, except as expressly indicated herein, does not reflect events occurring after, or provide information subsequent to, the original filing date of the Form 20-F. Please read our Exchange Act Reports filed with or furnished to the Securities and Exchange Commission since the date of the Form 20-F, which update and supersede information contained in the Form 20-F and this Amendment No. 1.

PART 1

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Guy Fauré	Director and Officer	President & CEO, Mamma.com Inc.	May 23, 2002

Claude E. Forget	Director	Consultant	October 11, 1999
Formerly CEO, Intasys Billing
Technologies

David Goldman	Director and Officer	Executive Chairman, Mamma.com Inc.	May 24, 2001

Irwin Kramer	Director	President, iCongo, Inc.	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan	May 23, 2002
University
School of Business Administration

Daniel Bertrand	Officer	Executive Vice-President and Chief	July 8, 1999
Financial Officer
Mamma.com Inc.

Martin Bouchard	Officer	Executive Vice-President,	December 22, 2005
Chief Strategist and Technology Officer

Patrick Hopf	Officer	Vice-President-Business Development	January 12, 2004
Mamma.com Inc.

Joel Lamantia	Officer	Vice-President-Operations	January 12, 2004
Mamma.com Inc.

Eric Bouchard	Officer	Vice-President-Products	December 22, 2005

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

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Company:

On August 1, 2002 the Board of Directors approved and adopted a document entitled “Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee” which set forth the responsibilities for the Board and these two committees. This document was revised and approved by the Board of Directors on March 29, 2006. It was prepared in response to certain corporate governance concerns. This document includes the Company’s insider trading policy and code of ethics. In accordance with the policies and guidelines outlined in this document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board does not act until all factors have been adequately considered. This approach is demanded of management and, to a relevant degree, all employees of the Company.

1.	Composition of the Board of Directors

More than fifty percent of the directors of the Company are “unrelated” directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, as required by the standards of the NASDAQ Stock Market and the Ontario Securities Commission. The directors consider the following nominees to be unrelated to the Company: Claude E. Forget, Irwin Kramer, Dr. David Schwartz and W. Brian Edwards. Unrelated directors meet regularly through in camera sessions conducted after or during each meeting of the Board. The Chairman of the Board of Directors is David Goldman, who is not an unrelated director. The Board feels strongly that Mr. Goldman’s abilities and role in the Company make him best suited to this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an unrelated director and, if circumstances change, will take action to adjust the composition of the Board accordingly.

In an effort to ensure that the Board of Directors is performing adequately, the Nominating, Human Resource and Governance Committee regularly assesses the performance of the Board, committees of the Board and each director and, if necessary, makes appropriate recommendations. The Board is kept well apprised of all activities at the Company and, as resources allow, the Company will provide each director with opportunities to advance their skills as relevant to their role on the Board. New directors are carefully integrated and briefed on the ongoing business of the Company and any relevant history.

2.	Committees of Directors

Composition of the Audit and Finance Committee

As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On March 29, 2006, the Board approved a new Charter. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, who reports to the Chairman of the Audit Committee, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2005, the Audit and Finance Committee met 8 times and the Company’s independent auditors were present at 6 of them.

Composition of the Nominating, Human Resource and Governance Committee

The Company maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on various matters including the following:

(i)	the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the Company’s management structure and succession plans;

(iii)	the incentive plans for employees of the Company and its subsidiaries;

(iv)	the Company’s Stock Option Plan and the granting of stock options thereunder;

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

As part of its ongoing review of corporate governance matters, on March 29, 2006 the Company’s Board of Directors approved a Charter constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as contemplated by the listing standards of the National Association of Securities Dealers. The Nominating, Human Resources and Governance Committee discharges the functions under each Charter. Copies of the Compensation Committee Charter and Nominating and Governance Committee Charter are attached as Exhibits 15.4 and 15.5 to this Annual Report on Form 20-F Currently the Nominating, Human Resources and Governance Committee discharges the functions under each Charter.

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

Consequently, the standard executive compensation package of the Company is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation, (iii) retention compensation and (iv) long-term incentive compensation.

i)	Salary and Benefits

Salary and benefits policies of the Company are determined by looking at similar businesses in the Internet sector and are targeted at the mid range in the industry, taking into account the economic trends, the Company’s competitive position and performance and extraordinary contributions to the Company.

ii)	Short-Term Incentive Compensation

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

In the case of Named Executive Officers, targeted incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally when operating results and financial performance objectives are exceeded bonuses are higher; when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Company.

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

The Compensation Committee uses the compensation data from Towers Perrin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Company’s executive officers.

In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Company’s shareholders.

iii)	Retention Compensation

In view of the current circumstances confronting the Company including the pending status of the SEC investigation, the securities class action lawsuit, and defection of several of the Company’s Ad network sales employees to form a competing business, a retention compensation program was initiated. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf and Joel Lamantia will receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period will be the date of the 2006 Annual General Meeting (but not later than June 30, 2006). Awards are forfeited if the executive leaves voluntarily before the end of the retention period, or is terminated for cause.

iv)	Long-Term Incentive Compensation

The long-term incentive component consists of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Company. The stock option plan of the Company is described below under the heading “Stock Option Plan”.

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

In 2005, grants of options to named Executive Officers were made in favour of Mr. Goldman, Mr. Fauré, Mr. Bertrand, Mr. Hopf and Mr. Lamantia. During the first quarter of 2005, Messrs Goldman, Fauré, and Bertrand also voluntarily surrendered their entitlement to options granted on November 2, 2004 and these options were cancelled.

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

In 2005, Mr. Fauré’s base salary was $199,520 US and he received a bonus of $157,484 US based upon 2004 results and related criteria. In 2006 Mr. Fauré was paid a bonus of $49,573 US based upon individual contribution and extraordinary efforts during 2005 in overcoming the negative effect on the Company’s business resulting from an SEC investigation, class action lawsuit and the defection of several of the Company’s Ad network sales force to a competing business. In 2005, he also received taxable benefits of $3,980 US. In establishing Mr. Fauré’s salary, the Compensation Committee assesses his overall contribution as well as the publicly disclosed compensation of chief executive officers of companies in the Internet sector, taking into account the factors described above under Salary and Benefits.

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

Depending on specific circumstances, the Compensation Committee may also recommend employment terms and conditions that deviate from the above-described policies. The members of the Compensation Committee are:

Claude Forget Irwin Kramer David Schwartz

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2003, 2004 and 2005 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2005 and whose total salary and bonus exceeded CA$150,000, and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2005, (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation

Name and Principal Occupation	Year	Salary U.S.$	Bonus(1) U.S.$	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)

Guy Fauré	2005	199,520	49,573	3,980
President & CEO	2004	167,083	157,484	496,295
	2003	146,840	136,811	42,825

David Goldman(2)	2005	Nil	Nil	Nil
Executive Chairman	2004	Nil	Nil	718,352
	2003	Nil	Nil	67,125

Daniel Bertrand	2005	136,040	57,835	3,990
Executive Vice-President and	2004	119,841	77,168	172,128
Chief Financial Officer	2003	100,281	49,768	49,600

Patrick Hopf	2005	107,016	16,524	1,660
VP of Business Development	2004	94,689	53,503	99,261

(1)	Represents bonuses earned during the relevant fiscal year. Summary compensation tables in past management information circulars have reported bonuses actually paid in the relevant fiscal year. Going forward management has determined that bonuses will be reported by period earned although actually paid in the next fiscal year.

(2)	David Goldman receives compensation indirectly through a consulting agreement between the Company and Dave Goldman Advisors Ltd. See “Management Contracts”.

Annual compensation is paid in Canadian dollars and converted at the applicable exchange rates. Exchange rate conversions were 0.71629 in 2003, 0.77014 in 2004 and 0.82622 in 2005.

		Long Term Compensation				All Other Compensation

Name and Principal Occupation	Year	Awards			Payouts	U.S. $

		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $

Guy Fauré	2005	176,500		Nil	Nil	Nil
President & CEO	2004	75,000	(3)	Nil	Nil	Nil
	2003	69,000		Nil	Nil	Nil

David Goldman	2005	75,000		Nil	Nil	173,859	(1)
Executive Chairman	2004	75,000	(3)	Nil	Nil	159,573	(1)
	2003	54,000		Nil	Nil	130,222	(1)

Daniel Bertrand	2005	87,500		Nil	Nil	Nil
Executive Vice-President	2004	50,000	(3)	Nil	Nil	Nil
and Chief Financial	2003	39,000		Nil	Nil	Nil
Officer

Patrick Hopf(2)	2005	46,800		Nil	Nil	Nil
VP of Business	2004	Nil		Nil	Nil	Nil
Development

(1)	The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

(2)	Appointed officer of the Company in January 2004.

(3)	In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily surrendered their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Employment Agreements and Change of Control Provisions

The Company has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Company. All sums mentioned herein are in U.S. Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, for the year 2006 Mr. Bertrand is paid an annual salary of CA$174,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Company’s stock option plan.

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

On September 10, 2001, Guy Fauré, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, for the year 2006 Mr. Fauré is entitled to an annual salary of CA$255,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 96% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the President and Chief Executive Officer. As a result, if there is a change of control of the Company, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

David Goldman was Chairman and CEO of the Company until January 12, 2004 when he became the Executive Chairman of the Company. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Company but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Company.

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

Following the completion of the Copernic acquisition, Martin Bouchard and Eric Bouchard became officers of the Company. Martin Bouchard, who is the Company’s Executive Vice-President, Chief Strategist and Technology Officer, is paid for the year 2006 an annual salary of CA$200,000 and is also entitled to a target bonus of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. Similarly, Eric Bouchard, who is the Company’s Vice-President-Products, is paid for the year 2006 an annual salary of CA$170,000 and is also entitled to a target bonus of 40% of base salary ranging from a minimum of 20% of base salary for meeting minimum acceptable performance levels to a maximum of 60% for far exceeding targeted performance levels. Consistent with its executive compensation practices, the Compensation Committee will also take into account the individual contributions of Martin Bouchard and Eric Bouchard to the Company’s business in determining the total bonus paid to either of them

Stock Option Plan

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

The current 1 million share maximum was approved at the 2002 AGM and Special Annual Meeting when there were 4,058,858 shares issued. As there are now 14,340,800 shares issued, the Company’s Compensation Committee has recommended and the Board has approved for submission to the Company’s stockholders at the 2006 Annual General Meeting an amendment to the Stock Option Plan to increase the aggregate maximum number of shares reserved for issuance under the Plan to 1,400,000, an amount less than 10% of the Company’s issued and outstanding shares of Common Stock.

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

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#)Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/Unexercisable

David Goldman	Nil	Nil	27,000 / 92,000	3,555 / 13,500

Guy Fauré	Nil	Nil	38,667 / 199,333	3,555 / 27,000

Daniel Bertrand	Nil	Nil	18,667 / 97,833	2,370 / 13,500

Patrick Hopf	Nil	Nil	9,084 / 50,050	4,286 / 7,200

Joel Lamantia	Nil	Nil	4,750 / 21,950	1,185 / 2,700

Option and SAR Repricing

No options were repriced during the year ended December 31, 2005

Securities Under Option to Directors and Named Executive Officers as at December 31, 2005

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date

Daniel Bertrand	10,000	2.57	2.57	4/30/2013

Daniel Bertrand	5,000	1.99	1.99	1/16/2013

Daniel Bertrand	12,500	6.28	6.28	2/15/2012

Daniel Bertrand	75,000	2.28	2.28	11/8/2010

Daniel Bertrand	14,000	3.58	3.58	11/5/2010

Guy Fauré	25,000	2.57	2.57	4/30/2013

Guy Fauré	7,500	1.99	1.99	1/16/2013

Guy Fauré	26,500	6.28	6.28	2/15/2012

Guy Fauré	150,000	2.28	2.28	11/8/2010

Guy Fauré	29,000	3.58	3.58	11/5/2010

Claude E. Forget	25,000	2.28	2.28	11/18/2010

David Goldman	7,500	2.57	2.57	4/30/2013

David Goldman	7,500	1.99	1.99	1/16/2013

David Goldman	75,000	2.28	2.28	11/8/2010

David Goldman	29,000	3.58	3.58	11/5/2010

Irwin Kramer	25,000	2.28	2.28	11/8/2010

David Schwartz	25,000	2.28	2.28	11/8/2010

Joel Lamantia	2,500	1.99	1.99	1/16/2013

Joel Lamantia	4,700	6.28	6.28	2/15/2012

Joel Lamantia	15,000	2.28	2.28	11/8/2010

Joel Lamantia	4,500	3.58	3.58	11/5/2010

Patrick Hopf	2,500	1.99	1.99	1/16/2013

Patrick Hopf	6,800	6.28	6.28	2/15/2012

Patrick Hopf	40,000	2.28	2.28	11/8/2010

Patrick Hopf	6,500	3.58	3.58	11/5/2010

Patrick Hopf	3 ,334	1.53	1.53	2/25/2009

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

Director/Named Executive Officer	Number of Company Shares Held	% of Total Number of Shares Outstanding

Guy Fauré, President & CEO, Director	3,500	0.02%
Mamma.com Inc.

Claude E. Forget, Director	30,000	0.21%

David Goldman, Executive Chairman, Director	75,000	0.52%
Mamma.com Inc.

Irwin Kramer, Director	2,000	0.01%

Dr. David Schwartz, Director	7,000	0.05%

Martin Bouchard, Executive Vice-President,	669,706	4.67%
Chief Strategist and Technology Officer

Daniel Bertrand, Executive Vice-President and	Nil	Nil
Chief Financial Officer Mamma.com Inc.

Patrick Hopf, Vice-President-Business	Nil	Nil
Development Mamma.com Inc.

Eric Bouchard, Vice-President-Products	334,853	2.33%

Employees

The following table provides a breakdown of persons employed by main category of activity for each of the past five financial years.

Number of Employees by Category of Activity

Year	Mamma.com Inc.	Copernic Technologies Inc.	Discontinued Operations (IBT and Digital Arrow)

2005	39	36	0

2004	53	--	12

2003	37	--	65

2002	43	--	79

2001	40	--	84

Pension and Retirement Benefits

The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits. Copernic has a Structured Group Registered Retirement Savings Plan which manages the employees’ contribution to a maximum of 2% of their base salaries. Copernic matches the employees’ contribution through a Deferred Profit Sharing Plan.

Compensation of Directors

During the fiscal year ended December 31, 20056, directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum and the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating, and Governance Committees received a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day and members of the Audit, Compensation and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a board or committee meetings is held via teleconference, directors received a payment of $500.

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

ITEM 19. EXHIBITS

The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed as Exhibits to the Form 20-F with the Commission:

12.3*	Certification of Guy Fauré under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.4*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.2*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

* Filed as an Exhibit to this Form 20-F/A.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on its behalf.

MAMMA.COM INC.

May 12, 2006	By: /s/ David Goldman
Name: David Goldman
Title: Executive Chairman

By: /s/ Guy Fauré
Name: Guy Fauré
Title: President and Chief Executive Officer

By: /s/ Daniel Bertrand
Daniel Bertrand
Executive Vice President and Chief Financial Officer