Form 20-F
period 2006-12-31
MAMMA COM INC
filed 2007-03-29
CIK 839435

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of March 16, 2007:

14,454,629 Common Shares

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b of the Exchange Act (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “BELIEVES,” “EXPECTS,” “MAY,” “DESIRES,” “WILL,” “SHOULD,” “PROJECTS,” “ESTIMATES,” “CONTEMPLATES,” “ANTICIPATES,” “INTENDS,” OR ANY NEGATIVE SUCH AS “DOES NOT BELIEVE” OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ CAPITAL MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; AND THE ADVERSE RESOLUTION OF LITIGATION. DEVELOPMENTS IN THE SEC INQUIRY, PURPORTED CLASS ACTION LITIGATION OR RELATED EVENTS COULD HAVE A NEGATIVE IMPACT ON THE COMPANY, INCREASE COMPANY EXPENSES OR CAUSE EVENTS OR RESULTS TO DIFFER FROM CURRENT EXPECTATIONS. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR THE ONTARIO SECURITIES COMMISSION (“OSC”) RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM, OR THE COMPANY’S WEBSITE AT WWW.MAMMAINC.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PE RIOD-TO-PERIOD COMPARISONS

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

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004, and consolidated balance sheets data as at December 31, 2006 and 2005 is derived from the audited consolidated financial statements included in item 17. All other financial information below is unaudited and derived from sources not included in item 17. The selected consolidated financial data in the following tables should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and “Item 5 – Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

CANADIAN GAAP

	YEAR ENDED DECEMBER 31st
	2006	2005	2004	2003	2002
Consolidated Statements of Operations Data
Revenues	$9,596,402	$9,443,975	$14,636,318	$8,938,863	$4,222,352
Earnings (loss) from continuing operations	(4,358,708)	(3,342,983)	370,753	88,990	(782,878)
Results of discontinued operations	89,328	(2,315,335)	733,654	(300,053)	465,884
Net earnings (loss) for the year	(4,269,380)	(5,658,318)	1,104,407	(211,063)	(316,994)
Basic and diluted earnings (loss) per share from continuing operations	(0.31)	(0.27)	0.03	0.01	(0.18)
Basic and diluted earnings (loss) per share from discontinued operations	0.01	(0.19)	0.07	(0.04)	0.11
Basic and diluted net earnings (loss) per share	(0.30)	(0.46)	0.10	(0.03)	(0.07)
Weighted average number of shares – basic	14,340,864	12,168,117	10,758,604	6,207,360	4,356,751
Weighted average number of shares – diluted	14,340,864	12,168,117	11,209,906	8,041,236	4,356,751

	2006	2005	2004	2003	2002
Consolidated Balance Sheets Data
Total assets	$33,339,488	$38,327,198	$35,166,098	$11,736,414	$9,971,214
Total liabilities	4,444,838	5,810,217	3,130,526	3,716,276	3,270,019
Net assets	28,894,650	32,516,981	32,035,572	8,020,138	6,701,195
Working capital	8,533,546	8,944,985	27,528,003	4,351,746	3,357,422
Capital stock	95,298,234	95,298,234	90,496,088	70,522,179	69,873,994
Additional paid-in capital	5,706,183	5,249,902	3,921,806	904,008	739,444
Accumulated other comprehensive gain (loss)	561,137	370,369	360,884	441,564	(275,693)
Accumulated deficit	(72,670,904)	(68,401,524)	(62,743,206)	(63,847,613)	(63,636,550)
Shareholders’ equity	28,894,650	32,516,981	32,035,572	8,020,138	6,701,195

Other
Cash dividends	None	None	None	None	None

U.S. GAAP

	YEAR ENDED DECEMBER 31st
	2006	2005	2004	2003	2002
Consolidated Statements of Operations Data
Revenues	$9,596,402	$9,443,975	$14,636,318	$8,938,863	$4,222,352
Earnings (loss) from continuing operations	(4,358,708)	(3,342,983)	370,753	88,990	(1,720,774)
Results of discontinued operations	89,328	(2,315,335)	733,654	(300,053)	465,884
Net earnings (loss) for the year	(4,269,380)	(5,658,318)	1,104,407	(211,063)	(1,254,890)
Basic and diluted earnings (loss) per share from continuing operations	(0.31)	(0.27)	0.03	0.01	(0.40)
Basic and diluted earnings (loss) per share from discontinued operations	0.01	(0.19)	0.07	(0.04)	0.11
Basic and diluted net earnings (loss) per share	(0.30)	(0.46)	0.10	(0.03)	(0.29)
Weighted average number of shares – basic	14,340,864	12,168,117	10,758,604	6,207,360	4,356,751
Weighted average number of shares – diluted	14,340,864	12,168,117	11,209,906	8,041,236	4,356,751

	2006	2005	2004	2003	2002
Consolidated Balance Sheets Data
Total assets	$33,339,488	$38,327,198	$35,166,098	$11,736,414	$9,971,214
Total liabilities	4,444,838	5,810,217	3,130,526	3,716,276	3,270,019
Net assets	28,894,650	32,516,981	32,035,572	8,020,138	6,701,195
Working capital	8,533,546	8,944,985	27,528,003	4,351,746	3,357,422
Capital stock	112,067,804	112,067,804	107,265,658	87,291,749	86,643,564
Additional paid-in capital	6,743,873	6,287,592	4,959,496	1,941,698	1,777,134
Accumulated other comprehensive gain (loss)	561,137	370,369	360,884	441,564	(275,693)
Accumulated deficit	(90,478,164)	(86,208,784)	(80,550,466)	(81,654,873)	(81,443,810)
Shareholders’ equity	28,894,650	32,516,981	32,035,572	8,020,138	6,701,195

Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2006 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2006
Cash and cash equivalents	$2,379,617
Temporary investments	5,591,842
Indebtedness
current liabilities	2,543,972
Future income taxes	1,900,866
Shareholders’ Equity
Capital stock	95,298,234
Additional paid-in capital	5,706,183
Cumulative translation adjustment	561,137
Accumulated deficit	(72,670,904)
Total shareholders’ equity	28,894,650
Total capitalization	33,339,488

(Prepared in accordance with US GAAP)	As at December 31, 2006
Cash and cash equivalents	$2,379,617
Temporary investments	5,591,842
Indebtedness
current liabilities	2,543,972
Future income taxes	1,900,866
Shareholders’ Equity
Capital stock	112,067,804
Additional paid-in capital	6,743,873
Cumulative translation adjustment	561,137
Accumulated deficit	(90,478,164)
Total shareholders’ equity	28,894,650
Total capitalization	33,339,488

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2006, approximately 22% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 16% and 11% of our revenues in 2005 and 2% and 11% of our revenues in 2004. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.

•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

•	Our ability to generate CDS revenues through licensing and revenue share.

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

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation, we expect that further expenses in connection with the investigation could continue to negatively affect our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The

Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the securities class action filed against it; however, if this settlement is not approved by the Court at the hearing scheduled July 9, 2007, an adverse result in this lawsuit could result in significantly higher than the settlement damages and adversely affect the Company’s financial condition and results of operations.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations. On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action currently pending in the U.S. District Court for the Southern District of New York. The settlement, which has been preliminarily approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. The court has scheduled a hearing July 9, 2007 to hear objections in connection with the courts consideration of whether the settlement is fair and all procedural requisites have been met. For more information regarding the settlement procedures, refer to the section of Management’s Discussion and Analysis of Results of Operations captioned “Recent events – Settlement of class action lawsuit”.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

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

Some of our revenues declined in 2006 and we anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues in 2006 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time cease sending advertisements to what we determine are a low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term. For the year 2006, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

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

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2006, the closing per share price of our Common Shares has varied from $0.97 to $7.95. During that same period, the daily trading volume of our Common Shares has varied between 13,900 and 53,459,600 with an average daily trading of 1,430,483 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

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

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 and 2006. Working capital may be inadequate.

Prior to December 31, 2004 and for the years ended December 31, 2005 and December 31, 2006, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2006 will be sufficient to meet normal operating requirements throughout 2007. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at December 31, 2006, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $6.7M as at December 31, 2006, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

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

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

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

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

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

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

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

As at March 16, 2007, we had 646,392 warrants and 655,482 stock options outstanding. As at March 16, 2007, the exercise price of a significant portion of warrants issued were lower than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,301,874 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. Any failure or significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

GENERAL INFORMATION

The legal name of the Company is Mamma.com Inc. and the Company operates under the commercial names Mamma.com and Copernic. The Company was incorporated on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s principal executive officers are located at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, Canada H2Y 1S1.

The Company maintains its registered office c/o Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.

RECENT EVENTS

Resignation of Guy Fauré

In January of 2007, the Company announced that Mr. Guy Fauré would be resigning from his positions as the Company’s President, Chief Executive Officer and member of the Company’s Board of Directors effective as of January 31, 2007. Mr. Fauré, who had been serving the Company since September 10, 2001, was replaced by Mr. Martin Bouchard as President and Chief Executive Officer.

Settlement of class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. Under the terms of the settlement agreement, plaintiffs would receive U.S. $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company.

On March 1, 2007, an order by the court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class. Under the settlement agreement, the Company is responsible for paying $650,000 which we paid on March 7, 2007 and we understand our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

In accordance with the order, notice of the proposed settlement was mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007 at 2:00 pm, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

Write-down of assets

In Q3 2006, based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to graphic advertising had suffered a loss in value and that the carrying value of property and equipment and intangible assets were significantly higher than the fair value for each of these assets due to a significant decrease of graphic advertising revenue. Therefore, write-downs of $413,238 were recorded to bring them to nil which corresponds to their fair value.

Write-down of investment

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of LTRIM’s technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

Wind-up of Copernic

On May 31, 2006, the wholly-owned subsidiary, Copernic Technologies Inc. (“Copernic”) which was acquired on December 22, 2005, was wound up into the Company. We believe the wind-up will allow the Company to use carry forward tax losses when needed.

Reimbursement related to Copernic business acquisition

Copernic had to file amended tax returns for the year ended June 30, 2005 in order to reduce its research and development tax credits. The Copernic sellers have agreed to reimburse the Company for the entire amount of the adjustment. In June and July 2006 a total of $379,382 was collected in connection with this adjustment. The total amount reduced the goodwill of the Copernic transaction.

Granting, exercising and cancellation of stock options

The Company granted options as follows:

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

On January 23, 2007, the Company granted 70,500 and 21,803 stock options at an exercise price of $5.15 expiring in five years were granted to officers and employees of the Company, respectively.

On February 26, 2007, the Company granted 10,000 stock options at an exercise price of $4.99 expiring in five years were granted to an employee of the Company.

As at March 16, 2007, 113,765 stock options were exercised with exercise prices ranging between $1.53 and $2.57 and 15,288 options were cancelled.

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

On December 12, 2002, the Company entered into subscription agreements to sell 1,893,939 Units, for a purchase price of $1.32 per Unit or total proceeds of $2.5 million. Each Unit consisted of one share of Common Shares plus one nontransferable “A Warrant” that entitled the holder to purchase one additional Common Share at a price of $1.40 on or before November 30, 2004. Only in the event and upon the exercise of each respective A Warrant, the holder thereof was entitled to be issued one “B Warrant” that would entitle such holder to purchase one additional Common Share at a price of $1.50 on or before November 30, 2006. A placement fee of 142,045 Units was paid to a placement agent for arranging this financing and the A and B warrants attached were exercised in September 2004 and November 2004, respectively. A sum of $5,904,354 accrued to the treasury of the Company and a further 4,071,968 common shares of the Company were issued.

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

At the completion of Copernic acquisition, total fees paid to MCF were $618,468 including the fairness opinion fee of $200,000.

Maxim Group, LLC

On January 29, 2003, the Company retained Maxim Group LLC (“Maxim”), on a non-exclusive basis, as its investment banker, strategic advisor and financial advisor. In consideration for these services, the Company paid a retainer of $25,000 for the first month and a monthly fee of $5,000 for the duration of the agreement. Upon execution of the agreement, the Company issued a warrant to purchase 25,000 of the Company’s Common Shares at an exercise price of $2.15 expiring on June 30, 2006. Under the agreement, on a monthly basis, commencing 30 days after execution of the agreement, the Company was obligated to issue additional warrants, each to purchase 8,000 Common Shares, at an exercise price equal to the market price, for the duration of the agreement upon the same terms and conditions. For any Transaction completed by the Company with Maxim Group LLC, the Company agreed to pay a success fee upon closing equal to the sum of 2 1/2% of the aggregate transaction value, provided that Maxim either introduced and/or performed specific services for the Transaction. The minimum success fee for any transaction was $200,000. On May 5, 2003, an amendment was made to the agreement to increase the success fee for a specific Transaction from 2 1/2% to 3 1/2%.

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

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company shares issued to owners of Copernic has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for the two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the Company’s statement of operations from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

On May 31, 2006, Copernic was wound up into the Company. The wind-up will allow the Company to use carry forward tax losses where needed.

In 2006, the purchase price allocation was adjusted to reflect additional assets and liabilities assumed by the Company. These adjustments resulted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

In 2006, $379,382 was received by the Company from the sellers of Copernic to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

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

The Company had acquired Digital Arrow on June 10, 2004, a privately held marketing company that was engaged in the distribution of online, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow was determined to be $8.23 per share. The operations of the business have been included in these financial statements since June 1, 2004.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired was $1,535,744 and goodwill of $556,196, for a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 for cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210.

Divestiture of Intasys Billing Technologies Subsidiaries (“IBT”)

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the year ended December 31, 2004 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company was entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. No events or conditions were met for the remaining contingent consideration of $150,000. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 had been kept in escrow and was released in 2005.

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

INCUBATOR ACTIVITIES

Prior to February 2001, when the Company announced a moratorium on new incubator activities, the Company had engaged in incubator management services and held positions in companies in the analog circuit, new media and telecommunications sectors. These companies included LTRIM Technologies Inc., (“LTRIM”), interWAVE communications International, Ltd. Tri-Link Technologies Inc., TEC Technology Evaluation.com Corporation, uPath.com Inc. and ESP Media Inc. The Company has written down completely or disposed of its interest in all of these companies, except for LTRIM.

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

In 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $570,000.

As at December 31, 2006, the investment in LTRIM was carried at a value of $150,000 for approximately 4% of LTRIM.

BUSINESS OVERVIEW

Mamma.com Inc. is a provider of search technology for both the Web and desktop search space. The Company owns multiple Web properties such as, www.mamma.com, www.mammahealth.com, www.mammajobs.com and www.copernic.com. In addition, through its Mamma Media Solutions® brand, the Company is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com – The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from many information sources on the Internet.

MammaHealth.com’s Deep Web Health Search uses advanced metasearch technology to search deep into health sites and extract information that people would not get on a standard search engine. MammaHealth does not search the entire Web: it focuses exclusively on relevant health information by crawling only authoritative, hand-picked health sources.

MammaJobs.com aggregates job listings from a myriad of sources and uses a relevancy algorithm to provide our users with the most relevant job listing for their geographic location. Listings can be sorted by most relevant to most current based on date and time of posting.

Copernic Desktop Search is a powerful yet easy-to-use search engine right to the user’s PC. It allows instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. This technology is also licensed to companies such as ISPs and portals.

The Company generates several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers mainly located in the United States, Canada and Europe.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions® Publisher Network has over 495 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal/Pro®, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

PRINCIPAL MARKETS

Although we operate in the global on-line market, and now engage in the development and sale of information management and search solution products, the majority of our users and customers are concentrated in the U.S., Europe and Canada. Our total revenues in 2006 can be divided into several categories: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues. The following table gives a breakdown of the total revenues by category for the last five financial years. The operations of Copernic have been included since December 23, 2005.

YEAR	SEARCH ADVERTISING US$	GRAPHIC ADVERTISING US$	SOFTWARE LICENSING US$	CUSTOMIZED DEVELOPMENT AND MAINTENANCE SUPPORT US$

2006	7,197,868	827,104	957,488	613,942

2005	4,970,373	4,456,399	6,671	10,532

2004	9,659,024	4,965,198	—	12,096

2003	5,787,980	3,150,883	—	—

2002	2,733,953	1,488,399	—	—

SEASONALITY

The Company is subject to seasonal fluctuations affecting its operations and results. Historically, the first and third quarters have shown significant decreases in search and graphic revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and the Summer holiday season.

The software licensing revenues fluctuate on a yearly basis.

MARKETING CHANNELS AND SALES METHODS

The Company maintains its own sales and marketing staff and has its own experienced direct sales force to address the new and evolving requirements of its target markets. Although the Company itself does not expend significant resources on public relations, the Company markets itself through public relations campaigns, on-line advertising, press releases, internally sponsored events and trade shows.

The Company solicits revenues by telephone, e-mail directly to the end client, or through specialized search engines through advertising agencies or network distribution business associates who mainly specialize in the online advertising market. Search listings are solicited either directly or through on-line marketing campaigns from the end client.

DEPENDENCE ON INTELLECTUAL PROPERTY AND OTHER MATTERS MATERIAL TO PROFITABILITY

We rely upon a combination of trade secret, copyright, trademark, patent and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these assets and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

GOVERNMENT REGULATION

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by users of other services similar to ours. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, online gambling, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these and similar regulations in other jurisdictions may subject us to additional liabilities.

COMPETITION

The Company primarily competes in the areas of on-line advertising, marketing, and software licensing. The market for these services are in a constant state of flux and competition is intense.

The Company faces intense competition expects this competition will continue to intensify. the Company’s markets are subject to rapid changes in technology and marketing strategies and is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of Mamma’s current and potential competitors, including Google,

Ask.com, Miva, Looksmart, Findwhat, Microsoft, Yahoo!, Value Click, FastClick, Burst Media, Tribal Fusion and X1 have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

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

ORGANIZATIONAL STRUCTURE

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The transaction has allowed the Company to use carry forward tax losses. On May 31, 2006, the wholly owned subsidiary, Copernic Technologies Inc. which was acquired on December 22, 2005, was wound up into the Company. On February 28, 2007, the wholly owned subsidiary, Intasys Billing Technologies (Canada) Inc. was wound up into the Company. These transactions will allow the company to use carry forward tax losses when needed. As at March 29, 2007 the Company had an active wholly-owned subsidiary, Mamma.com USA, Inc. and non-operating, wholly-owned subsidiaries: Intasys Billing Technologies (Asia-Pacific) Pty Ltd, , Intasys Billing Technologies Limited which are dormant corporations that the Company will be wound up.

The Company leases three office locations. They are in Quebec City, Canada with 13,000 square feet, Montreal, Canada with 7,000 square feet, and San Francisco, California with 150 square feet.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of Mamma.com Inc. for the three years ended December 31, 2006, 2005 and 2004 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 27 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 29, 2007.

Business overview

Mamma.com Inc. is a provider of search technology for both the Web and desktop search space. The Company owns multiple Web properties such as, www.mamma.com, www.mammahealth.com, www.mammajobs.com and www.copernic.com. In addition, through its Mamma Media Solutions brand, the Company is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com – The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from many information sources on the Internet.

MammaHealth.com’s Deep Web Health Search uses advanced metasearch technology to search deep into health sites and extract information that people would not get on a standard search engine. MammaHealth does not search the entire Web: it focuses exclusively on relevant health information by crawling only authoritative, hand-picked health sources.

MammaJobs.com aggregates job listings from a myriad of sources and uses a relevancy algorithm to provide our users with the most relevant job listing for their geographic location. Listings can be sorted by most relevant to most current based on date and time of posting.

Copernic Desktop Search is a powerful yet easy-to-use search engine right to the user’s PC. It allows instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. This technology is also licensed to companies such as ISPs and portals. Copernic Desktop Search has garnered several prestigious awards and recognition including top honors from PC Magazine and CNET, among others.

The Company generates several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers mainly located in the United States, Canada and Europe.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions® Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions® Publisher Network.

Mamma Media Solutions® Publisher Network has over 495 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal/Pro®, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search advertising

Approximately 75% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com “The Mother of All Search Engines” and Copernic Agent®) and third party search properties of approximately 376 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 9% of our revenues were generated from our ad network business. The revenue model in this sector is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 119 active small to medium sized Web sites that subscribe to our service through an online or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts of a percentage of revenues generated from campaigns published on their Web sites.

Software licensing

Approximately 10% of our revenues came from software licensing. This type of revenue is provided entirely by Copernic, which we acquired on December 22, 2005. The business model is based on selling licenses of Copernic Desktop Search to ISPs and portals as well as Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues came from customized development and maintenance support. This type of revenue is also provided entirely by Copernic. The business model is based on billing our technical team for software customization and maintenance support.

Trends of the industry have been released in recent publications such as:

1.	Investment bank Jefferies & Co. “raised its estimates for the worldwide online advertising industry to more than $60 billion by 2010 – up from the $54 billion it projected in 2006. The bank also revised its estimates of $26 billion in total revenues for fiscal year 2006 to $30 billion, up 34% year-over-year.” Investment bank Jefferies & Co. added “It’s no secret that search is fuelling a lot of the growth in online advertising: Jefferies projects it will reach $14 billion for fiscal year 2006, with a 25% compound annual growth rate through 2010. It says search will account for nearly half of all ad dollars spent online.” (March 2007) source: http://publications.mediapost.com/index.cfm?fuseaction=Articles.showArticleHomePage&artaid=56363

2.	eMarketer “predicts that online ad spending will rise from $16.4 billion, or 5.8% of total U.S. ad spending, in 2006 to $36.5 billion, or 11.3% of total spending by 2011. While paid search will continue to claim the lion’s share of online ad buys over the next several years, spending on rich media and video ad formats is expected to enjoy the fastest growth.” eMarketer added “Paid search will roughly double during that period to $16.1 billion from $8.2 billion.” (February 2007) source: http://publications.mediapost.com/index.cfm?fuseaction=Articles.showArticle&art_aid=56141

3.	Outsell, Inc. “has just released its second annual report on ad spending, forecasting U.S. advertising to grow 5.8 percent in 2007. This comprehensive national study of advertisers, who control about $6.5 billion of spending, shows that companies plan to increase their online spending by 18 percent this year, faster than for any other major media type. Advertisers also plan to raise their spending for advertising on search engines by 39 percent, the fastest of any online media method.” (January 2007) source: http://www.outsellinc.com/press/press_releases/ad_spending_online_search_engine_print

4.	Piper Jaffray: “We expect global online advertising revenue to reach $81.1 billion by 2011, representing a 21% CAGR (2006 – 2011). We expect U.S. online advertising revenue to reach $42 billion by 2011, representing 11.4% of total advertising budgets, up from approximately 6.6% of total advertising budgets in 2006. In the United States, we expect search revenues to reach $21.5 billion by 2011, slightly ahead of non-search revenues of $20.5 billion, while we expect both segments to grow at a CAGR of around 17% (2006-2011).” (February 2007) source: http://searchviews.com/archives/2007/02/piper_jaffray_study.php

Recent events

Resignation of Guy Fauré

In January of 2007, the Company announced that Mr. Guy Fauré would be resigning from his positions as the Company’s President, Chief Executive Officer and member of the Company’s Board of Directors effective as of January 31, 2007. Mr. Fauré, who had been serving the Company since September 10, 2001, was replaced by Mr. Martin Bouchard as President and Chief Executive Officer.

Settlement of class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. Under the terms of the settlement agreement, plaintiffs would receive U.S. $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company.

On March 1, 2007, an order by the court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class. Under the settlement agreement, the Company is responsible for paying $650,000, which we paid on March 7, 2007, and we understand our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

In accordance with the order notice of the proposed settlement was mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007 at 2:00 pm, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

Write-down of assets

In Q3 2006, based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to graphic advertising had suffered a loss in value and that the carrying value of property and equipment and intangible assets was significantly higher than the fair value for each of these assets due to a significant decrease of graphic advertising revenue. Therefore, write-downs of $413,238 were recorded to bring them to nil which corresponds to their fair value.

Write-down of investment

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of LTRIM’s technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

Wind-up of Copernic

On May 31, 2006, the wholly-owned subsidiary, Copernic Technologies Inc. (“Copernic”) which was acquired on December 22, 2005, was wound up into the Company. We believe the wind-up will allow the Company to use carry forward tax losses when needed.

Reimbursement related to Copernic business acquisition

Copernic had to file amended tax returns for the year ended June 30, 2005 in order to reduce its research and development tax credits. The Copernic sellers have agreed to reimburse the Company for the entire amount of the adjustment. In June and July 2006 a total of $379,382 was collected in connection with this adjustment. The total amount reduced the goodwill of the Copernic transaction.

Granting, exercising and cancellation of stock options

The Company granted options as follows:

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

On January 23, 2007, the Company granted 70,500 and 21,803 stock options at an exercise price of $5.15 expiring in five years were granted to officers and employees of the Company, respectively.

On February 26, 2007, the Company granted 10,000 stock options at an exercise price of $4.99 expiring in five years were granted to an employee of the Company.

As at March 16, 2007, 113,765 stock options were exercised with exercise prices ranging between $1.53 and $2.57 and 15,288 options were cancelled.

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

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on Copernic acquisition, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

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

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually in the fourth quarter of the year, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

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

Determination of the fair value of the intangible assets on Copernic acquisition

The acquisition of Copernic made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,408,721. In 2006, as described in note 11, two items reduced the goodwill to $14,571,534. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

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

Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent accounting changes

a)	For changes affecting 2004

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

b)	For changes affecting 2005

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

In April 2005, the CICA issued three new accounting standards: Section 1530 (“Comprehensive Income”), Section 3855 (“Financial Instruments – Recognition and Measurement”) and Section 3865 (“Hedges”). These standards became effective for interim periods beginning on or after October 1, 2006. We do not anticipate that these changes will have a significant impact on the Company’s results.

Comprehensive income

This new standard describes how comprehensive income (and its components) should be presented. Comprehensive income corresponds to the variation in an enterprise’s net assets resulting from transactions, events and circumstances from non-shareholder sources. The main components include unrealized currency translation adjustments arising from self-sustaining foreign operations and fair value adjustments of the effective portion of hedging instruments.

Financial Instruments – Recognition and Measurement

This new standard establishes the timing and method of accounting for financial instruments in the balance sheet. In some cases, fair value may be used; in other cases, a method based on the historical cost may apply. This standard also describes how gains and losses on financial instruments should be presented.

Hedges

Hedge accounting is discretionary. This standard makes it possible for entities to apply accounting treatments other than those set out in Section 3855 (“Financial Instruments – Recognition and Measurement”) to eligible transactions that the entities choose to designate (for accounting purposes) as components of a hedging relationship. This new standard adds to Accounting Guideline no. 13 (AcG-13), Hedging Relationships, and Section 1650 (“Foreign Currency Translation”) by specifying how hedge accounting may be applied and the related disclosure requirements.

Results of Operations

Revenues

2006 as compared to 2005

In 2006, the company generated revenues of $9,596,402 compared to $9,443,975 for the previous year, an increase of 2%.

Mamma Media Solutions

During the financial year ended December 31, 2006, search revenues increased by $1,178,412 or 24% to $6,114,450 from $4,936,038 during the previous year. The increase is explained mostly by an expanded distribution network and new clients.

In 2006, graphic advertising revenues totalled $827,104 compared to $4,456,399 for the same period last year, a decrease of $3,629,295 or 81%. The variance is explained by the decline in pop-up campaigns, a decrease in demand for all other graphic ad units and significant delays in re-orientating our sales team’s focus on quality top-tier agencies as opposed to low-tier broker business.

Copernic

In 2006, revenues generated by Copernic amounted $2,654,848 compared to $51,538 for the same period last year. Revenues of 2006 are composed of $1,083,418 of search revenues, $957,488 of software licensing and $613,942 of customized development and maintenance. Revenues of 2005 represented mainly search revenues generated after the acquisition date of December 22, 2005.

2005 as compared to 2004

Revenues for the year 2005 were $9,443,975, a decrease of 36% from revenues $14,636,318 for the year 2004.

Mamma Media Solutions

Search advertising revenues decreased by 49% from $9,659,024 in 2004 to $4,936,038. This decrease was mainly explained by a significant reduction in business with a major customer, which impacted our search revenues unfavourably by more than $3.8 million and to industry pressure to deliver better conversion rates and to improve traffic quality by cutting non-converting clicks.

Graphic advertising revenues decreased by 11% from $4,965,198 to $4,456,399 due to the loss of a significant number of sales people from our Ad Network team during the last quarter of 2005.

Copernic

Revenues for Copernic in 2005 were $51,538 since the acquisition date of December 22, 2005.

Expenses

Cost of revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services.

2006 as compared to 2005

For fiscal year ended December 31, 2006, cost of revenues represented $2,704,101 or 34% over search and graphic advertising revenues compared to $4,183,445 or 44% over search and graphic advertising revenues for the same period in 2005 due to our product explained below.

Mamma Media Solutions

In 2006, search payouts totalled $1,999,368 compared to $1,637,878 for the same period last year, both represented 33% over search revenues. For the fiscal year 2006, graphic payouts stood at $286,919 or 35% over graphic revenue compared to $2,264,700 or 51% over related revenue for the same period in 2005. The decrease in percentage over revenue in 2006 is explained by the reversal of old accruals amounting to $144,671. If we exclude this adjustment, the payouts for 2006 would have stood at $431,590 representing 52% over graphic revenues compared to 51% for the same period last year.

The bandwidth costs were $281,322 for the twelve month period ended December 31, 2006, compared to $279,965 for the same period last year.

Copernic

For the fiscal year 2006, costs of revenues amounted to $136,492 represented mainly by bandwidth costs, compared to $902 of search payout in 2005 in which we included only 7 days of Copernic’s operations.

2005 as compared to 2004

For the year ended December 31, 2005, theses costs represented $4,183,445 or 44% over search and graphic revenues compared to $6,539,213 or 45% over similar revenues in 2004.

In 2005, the search payouts stood at $1,638,780 or 33% over search revenues compared to $3,940,350 or 41% in 2004 over related revenue. The decrease of costs as a percentage of revenues was mainly due to a higher proportion of revenues generated from our metasearch engine for which no payouts are incurred. Graphic payouts totalled $2,264,700 or 51% over graphic revenue in 2005 compared to $2,384,262 or 48%. The percentage of graphic payout in 2005 increased reflecting the competitive landscape for which business partners require higher payout in order to maintain their relationships by providing user traffic or content.

In 2005, bandwidth costs amounted $279,965 compared $214,601. The variance is explained by an increase in the bandwidth rates.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

2006 as compared to 2005

For the fiscal year ended December 31, 2006, marketing, sales and services decreased to $1,850,176 from $2,023,925 in 2005, representing a decrease of $173,749 or 9%.

Mamma Media Solutions

In 2006, marketing, sales and services expenses decreased to $1,414,074 as compared to $2,022,142 in 2005. The decrease of $608,068 is explained by the decrease of $264,000 in salaries and related employment costs, decrease of charges paid for algorithmic content of $162,000, decrease of publicity and bad debt expense of respectively $69,000 and $62,000.

Copernic

For the fiscal year ended December 31, 2006, marketing, sales and services expenses stood at $436,102 and represents salaries and related costs of $226,000, recruiting fees of $97,000 and professional services of $65,000. For the period of 7 days in 2005, marketing sales and services expenses amounted at $1,783 and represented salaries.

2005 as compared to 2004

For the year ended December 31, 2005, marketing, sales and services expenses stood at $2,023,925, whereas for 2004 these expenses stood at $2,188,488. The decrease of $164,563 in 2005 is mainly explained by a decrease in salaries due to the loss of several sales employees and a network manager and a decrease in marketing campaign costs.

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

2006 as compared to 2005

For the fiscal year ended December 31, 2006, general and administrative expenses decreased by $1,695,765 to $3,996,327 from $5,692,092 in 2005. The decrease is mainly explained by the reduction of $2,278,000 of professional fees, which included a reimbursement of $460,000 by our insurance company in relation with the SEC investigation. This reduction was mainly offset by two items: an increase of $306,000 in stock-based compensation explained by a combination of a reversal of expenses after the cancellation of options in 2005 and new options granted, an increase of $245,000 of salaries and related costs mainly related to Copernic.

2005 as compared to 2004

In 2005, general and administrative expenses increased to $5,692,092 as compared to $3,567,247 in the previous year.

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

2006 as compared to 2005

For the fiscal year 2006, product development and technical support expenses increased by $1,252,522 to $2,538,867 from $1,286,345 in 2005.

Mamma Media Solutions

In 2006, product development and technical support expenses amounted to $1,049,714 compared to $1,258,162. The decrease of $208,448 is explained by reduction of salary expenses of $207,000 due to the reorganization of the R&D department.

Copernic

In 2006, product development and technical support stood at $1,489,153 compared to $28,183 for the 7 day period in 2005 and represents mainly salaries and related costs.

2005 as compared to 2004

Product development and technical support expenses totalled $1,286,345 in 2005, as compared to $891,541 in the previous year.

The increase of $394,804 is mainly explained by an increase of approximately $351,000 in salaries and related employment costs due to an increase in headcount; stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and a retention bonus.

Amortization of property and equipment

2006 as compared to 2005

Amortization of property and equipment stood at $178,192 for the year ended December 31, 2006 compared to $106,788 in 2005.

Acquisition of property and equipment, excluding those acquired through business acquisitions, totalled $76,104 in 2006, $85,687 in 2005 and $70,284 in 2004.

Mamma Media Solutions

Amortization of property and equipment totalled $88,466 in 2006 compared to $104,330 in 2005. The slight decrease of $ 15,864 in 2006 reflects the normal decrease of the assets’ net book value.

Copernic

In 2006, amortization property and equipment amounted to $89,726 compared to $2,458 in 2005. The expense of 2005 represents only 7 days of operations as compared to a full year in 2006.

2005 as compared to 2004

In 2005, amortization of property and equipment totalled $106,788 compared to $133,123 in 2004. The slight decrease in 2005 reflects the normal decrease of the assets net book value.

Amortization of intangible assets

2006 as compared to 2005

Amortization of intangible assets totalled $2,067,009 for the year ended December 31, 2006 compared to $242,031 in 2005.

Mamma Media Solutions

In 2006 amortization of intangible assets stood at $161,809 as compared to $200,226 in 2005. The decrease is explained by the write off in 2006 of the remaining balance of intangible assets of focusIN.

Copernic

For the fiscal year ended December 31, 2006 amortization of intangible assets stood at $1,905,200 compared to $41,805 in 2005. It represents mainly amortization of trade-name, technology and customer relationships. The increase results from including amortization of intangible assets of Copernic acquired on December 22, 2005 for a full 12 months during the 2006 fiscal year.

2005 as compared to 2004

Amortization of intangible assets totalled $242,031 in 2005 compared to $191,218 in 2004. The increase of $50,813 relates to the acquisition of the intangible assets of Copernic acquired on December 22, 2005.

Write-downs, settlement and other costs

In 2006 the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM investment of $570,000.

In 2004, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286.

Interest and other income

Interest and other income stood at $415,950 in 2006 compared to $768,738 in 2005 and $233,506 in 2004. The decrease in 2006 reflects the lower liquidities following the acquisition of Copernic at the end of December 2005.

The increase in 2005 compared to 2004, reflected the interest earned on cash and cash equivalents and temporary investments on a full year in 2005 compared to half a year in 2004 due to significant amounts of cash and cash equivalents following the private placement close on June 2004.

Loss on foreign exchange

Loss on foreign exchange totalled at $82,203 for the year ended December 31, 2006 compared to $47,080 in 2005 and $68,275 in 2004.

Income taxes (recovery) provision

For the fiscal year 2006, the recovery for current and future income taxes stood at $729,053 in 2006 as compared to a recovery of income taxes of $26,010 in 2005 and a provision of income taxes of $554,680 in 2004.

In 2006, the recovery of income taxes is explained by a recovery of previous year’s income tax for $4,876 and the reversal of $724,177 of future income tax liability due to the current amortization of Copernic’s intangible assets.

In 2005, the recovery of income taxes is explained by the reassessment of previous year’s income tax returns for $12,046 and the reversal of future income taxes related to the acquisition of Copernic’s intangible assets of $13,964.

In 2004, the provision for income taxes is due to the utilization of non-capital losses for which future income taxes have been previously recorded.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported loss from continuing operations of $4,358,708 ($0.31 per share) in 2006 compared to a loss of $3,342,983 ($0.27 per share) in 2005 and earnings of $370,753 (0.03 per share) in 2004.

Results of discontinued operations

In 2006, results from discontinued operations contributed to earnings of $89,328 ($0.01 per share) compared to a loss of $2,315,335 ($0.19 per share) in 2005 and earnings of $733,654 ($0.07 per share) in 2004.

In 2006, the contribution of Digital Arrow was due to a reversal of a reserve for salary expenses after a settlement with two former employees and the reversal of the provision for remaining restructuring costs.

In 2005, the loss from discontinued operations of Digital Arrow amounting to $2,315,335 included a write-down of $1,625,898 for property and equipment, intangible assets and goodwill.

In 2004, the results of discontinued operations totalling $733,654 include a gain on disposal of the assets of IBT of $1,588,923, net costs for an amount of $544,927 of IBT and net loss of Digital Arrow of $310,342.

Earnings (loss) for the year

In accordance with Canadian GAAP, loss totalled $4,269,380 ($0.30 per share) in 2006 compared to a loss of $5,658,318 ($0.46 per share) in 2005 and compared to earnings of $1,104,407 ($0.10 per share) in 2004. For 2006, 2005 and 2004, there is no difference between net earnings (loss) under US GAAP as compared to Canadian GAAP.

Liquidity and capital resources

As at December 31, 2006, the Company had liquidities of $7,971,459 which were composed of $2,379,617 in cash and cash equivalents and $5,591,842 in temporary investments compared to $8,514,513 in 2005 which consisted of $4,501,201 in cash and cash equivalents and $4,013,312 in temporary investments. For the year ended December 31, 2006, working capital was $8,533,546 compared to $8,944,985 for the previous year.

Operating activities

Operating activities used cash of $911,582 compared $2,081,470 in 2005 and generating cash of $1,006,093 in 2004.

In 2006, the cash used is explained by the loss from continuing operations of $4,358,708 offset by the amortization of property and equipment and intangible assets of $2,245,201, write-downs of $983,238 and stock-based compensation of $456,281. The cash used for discontinued operations in 2006 stood at $83,948.

In 2005, the cash used is mainly due to the loss from continuing operations of $3,342,983 offset by the net change in non-cash working capital of $1,420,013 mainly due to a decrease in accounts receivable of $1,266,077 and an increase in accounts payable of $227,841. The cash used from discontinued operation amounted to $630,288 in 2005.

In 2004, adjustments for non-cash items such as future income taxes of $400,855, amortization of intangible assets and amortization of property and equipment of $191,218 and $133,123 respectively, write-down of investment of $365,286, stock-based compensation costs of $281,367 and financial fees paid by issuance of capital stock and warrants of $260,301 mainly explain the positive cash flows. The net change in non-cash working capital items partially offset the above-mentioned items mainly due to an increase in our accounts receivable, a direct result of the growth of our sales. However, discontinued operations partially offset positive cash flows from continuing operations by $790,370. The cash used for operating activities from discontinued operations is primarily related to the net change in non-cash working capital items mainly due to a decrease in accounts payable and accrued liabilities and income taxes payable.

Investing Activities

In 2006, investing activities used cash of $1,326,652 mainly explained by the purchase of temporary investments of $1,578,530 offset by a reimbursement related to Copernic business acquisition of $379,382.

In 2005, investing activities used cash of $13,131,709 of which $15,851,922 was used for the acquisition of Copernic, $140,630 used for purchases of property and equipment and intangibles assets and the decrease in temporary investments provided cash of $2,860,843.

The use of cash in 2004 of $6,495,722 mainly reflected the net increase in short-term investments of $6,850,979 composed of commercial paper with maturity dates in excess of 120 days, purchases of property and equipment and intangibles assets of $79,718 and cash provided from discontinued operations of $434,975 reflected the cash consideration for the sale of the assets of IBT of $1,699,185 partially compensated by the acquisition of Digital Arrow for a cash consideration of $1,264,210.

Financing Activities

In 2006, no cash was provided by, nor used in the financing activities of the Company. In 2005, financing activities used cash of $1,046,731 mainly explained by the redemption of common shares of the Company. In 2004, financing activities generated $21,701,442 due to issuance of common shares and warrants through a private placement and exercised options.

The Company considers that cash and cash equivalents will be sufficient to meet normal operating requirements until the end of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Concentration of credit risk with customers

As at December 31, 2006, three customers represented 54% of our accounts receivable compared to 39% from two customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers, which represented more than 10% of the Company’s net accounts receivable, have paid receivables as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Q4 2006 Results

Revenues

Revenues for the three-month period ended December 31, 2006 (“Q4”) totalled $3,566,421 compared to $1,638,431 for the same period in 2005, an increase of $1,927,990 or 118%. This increase is mainly explained by a significant increase in business in search advertising, software licensing and customized development and maintenance support.

Mamma Media Solutions

In Q4 2006, search revenues totalled $2,243,983 compared to $1,039,068 for the same period last year, an increase of $1,204,915 or 116%. The increase is explained by an expanded distribution network and new clients.

In Q4 2006, graphic advertising revenues totalled $131,633 compared to $547,826 for the same period last year, a decrease of $416,193 or 76%. The variance is explained by the decline in pop-up campaigns, a decrease in demand for all other graphic ad units and significant delays in re-orientating our sales team’s focus on quality top-tier agencies as opposed to low-tier broker business.

Copernic

In Q4 2006, Copernic generated revenues totalling $1,190,805 compared to $51,537 for the same period last year. Revenues in Q4 2006 are comprised of $259,789 of search advertising revenues ($34,335 in 2005), $701,181 of software licensing ($6,670 in 2005) and $229,835 in customized development and maintenance ($10,532 in 2005). Copernic was acquired on December 22, 2005, therefore, in Q4 2005, there were only a few days of operations included in our results.

Cost of Revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. For the quarter ended December 31, 2006, cost of revenues represented $918,920 or 35% over search and graphic advertising revenues compared to $718,690 or 44% over search and graphic advertising revenues for the same period in 2005.

Mamma Media Solutions

In Q4 2006, search payouts totalled $754,628 compared to $366,734 for the same period last year and respectively represented 34% and 35% over search revenues. In Q4 2006, graphic payouts stood at $77,044 or 59% over graphic revenue compared to $280,707 or 51% over related revenue for the same period in 2005. The increase in percentage over revenue in Q4 2006 is explained by a fixed payout of $10,000. Excluding that payout the percentage over revenue for Q4 2006 would have been 51%.

The bandwidth costs were $61,874 for the three-month period ended December 31, 2006, compared to $70,347 for the same period last year.

Copernic

In Q4 2006, costs of revenues amounted to $25,374 represented mainly by bandwidth costs, compared to $902 of search payout in Q4 2005.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q4 2006, marketing, sales and services increased to $502,415 from $321,541 in Q4 2005, representing an increase of $180,874 or 56%.

Mamma Media Solutions

In Q4 2006, marketing, sales and services expenses decreased to $296,868 as compared to $319,757 in Q4 2005. The variance of $22,889 for the quarter reflects a decrease of publicity expense of $24,000 and a decrease of $30,000 for the charges paid for algorithmic content from other search engines, offset by an increase of bad debt expense of $26,000.

Copernic

In Q4 2006, marketing, sales and services expenses stood at $205,547 and represents salaries and related costs of $83,000, recruiting fees of $97,000 and professional services of $25,000. In Q4 2005 the marketing expense amounted $1,784 and represented a few days of expenses.

General and administration

General and administrative expenses in Q4 2006 totalled $1,029,243 as compared to $1,145,862 for the same period last year, a decrease of $116,619 or 10%.

The decrease is mainly due to the reduction of $58,000 of professional fees and decrease of $57,000 of investor relations and public reporting.

Product development and technical support

Product development and technical support expenses amounted to $614,340 in Q4 2006 compared to $345,407 for the same period last year.

Mamma Media Solutions

In Q4 2006, product development and technical support expenses totalled $184,340 compared to $317,224 for the same period last year. The decrease for Q4 is explained by the reduction of salary expenses.

Copernic

For the three months ended December 31, 2006, product development and technical support amounted $430,000 and $28,183 in Q4 2005 and represents mainly salaries and related costs for the entire quarter of 2006 compared to a few days for the same period in 2005.

Amortization of property and equipment

Amortization of property and equipment totalled $48,968 in Q4 2006 compared to $31,647 for the same period last year, an increase of $17,321.

Mamma Media Solutions

Amortization of property and equipment stood at $24,442 as compared to a similar expense amount of $29,189 for the same period last year.

Copernic

Amortization of property and equipment for Q4 2006 amounted to $24,526 compared to $2,458 for the same period last year.

Amortization of intangible assets

Amortization of intangible assets increased to $487,914 in Q4 2006 compared to $94,317 for the same period last year.

Mamma Media Solutions

Amortization of intangible assets totalled $9,868 for in Q4 2006 compared to $52,511 for the same period in 2005. The decrease is explained by the write off in Q3 2006 of intangible assets of FocusIN.

Copernic

For the three month period ended December 31, 2006, amortization of intangible assets stood at $478,046 compared to $41,806 in 2005 and represents mainly amortization of trade-name, technology and customer relationships.

Interest and other income

Interest income decreased in Q4 2006 to $102,978 from $264,461 for the same period in 2005. The decrease for the three month period ended December 31, 2006, reflects the lower liquidities following the acquisition of Copernic at the end of December 2005.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $51,392 for Q4 2006 compared to a loss of $23,876 for the same period last year. The variation is explained by a significant change in the foreign exchange rate during Q4 2006.

Current income taxes

Current income taxes are nil in Q4 2006 compared to $24,773 for the same period last year. The 2005 current income taxes reflects income tax assessments relating to prior years.

Future income taxes

Recovery of future income taxes totalled $246,356 compared to $13,964 in Q4 2005. The recovery of future income taxes recorded in 2006 relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported earnings from continuing operations of $365,347 ($0.03 per share) in Q4 2006 compared to a loss of $739,711 ($0.06 per share) for the same period last year. The Q4 earnings are mainly explained by the increase of revenues and recovery of future income taxes.

Results of discontinued operations and earnings (loss) per share from discontinued operations

Results from discontinued operations of Digital Arrow for the quarter ended December 31, 2006 contributed to earnings of $54,828 ($0.00 per share) compared to a loss of $22,844 ($0.00 per share) for the three month period ended December 31, 2005. In 2006, the contribution was due to the reversal of the provision for remaining restructuring costs.

Net earnings (loss) and net earnings (loss) per share

In Q4 2006, net earnings totalled $420,175 ($0.03 per share) compared to a loss of $762,555 ($0.06 per share) for the same period last year.

Operating activities

In Q4 2006, operating activities from continuing operations used cash totalling $514,762 compared to cash inflow of $521,654 for the same period in 2005. The decrease is mainly due to an increase in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable of approximately $1,637,000 which a significant portion has been subsequently collected in 2007.

Investing activities

Investing activities from continuing operations in Q4 2006 used cash of $2,592,407 and is mainly explained by the purchase of temporary investments of $2,557,521.

Investing activities from continuing operations in Q4 2005 used cash totalling $19,872,778 of which $15,851,922 was used in the acquisition of Copernic and $4,013,312 in the purchase of temporary investments.

Financing activities

In Q4 2006 and 2005, no cash was provided by, nor used in, any financing activities of the Company.

Off-balance sheet arrangements

As at December 31, 2006 and 2005, the Company has no off-balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Years:	Operating leases
2007	$444,000
2008	189,000
2009	112,000
2010	18,000
Thereafter	—

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

For the year ended December 31, 2006, approximately 22% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 16 % and 11% of our revenues in 2005 and 2% and 11% of our revenues in 2004. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.

•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

•	Our ability to generate CDS revenues through licensing and revenue share.

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

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation, we expect that further expenses in connection with the investigation could continue to negatively affect our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the securities class action filed against it; however, if this settlement is not approved by the Court at the hearing scheduled July 9, 2007, an adverse result in this lawsuit could result in significantly higher than the settlement damages and adversely affect the Company’s financial condition and results of operations.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations. On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action currently pending in the U.S. District Court for the Southern District of New York. The settlement, which has been preliminarily approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. The court has scheduled a hearing July 9, 2007 to hear objections in connection with the courts consideration of whether the settlement is fair and all procedural requisites have been met. For more information regarding the settlement procedures, refer to the section of this Managements’ Discussion and Analysis of Results of Operations captioned “Recent events – Settlement of class action lawsuit”.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

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

Some of our revenues declined in 2006 and we anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues in 2006 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time cease sending advertisements to what we determine are a low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term. For the year 2006, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

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

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2006, the closing per share price of our Common Shares has varied from $0.97 to $7.95. During that same period, the daily trading volume of our Common Shares has varied between 13,900 and 53,459,600 with an average daily trading of 1,430,483 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

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

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 and 2006. Working capital may be inadequate.

Prior to December 31, 2004 and for the years ended December 31, 2005 and December 31, 2006, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2006 will be sufficient to meet normal operating requirements throughout 2007. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at December 31, 2006, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $6.7M as at December 31, 2006, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

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

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

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

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

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

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

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

As at March 16, 2007, we had 646,392 warrants and 655,482 stock options outstanding. As at March 16, 2007, the exercise price of a significant portion of warrants issued were lower than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,301,874 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. Any failure or significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2006. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

Changes in Internal Control Over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. During 2006, the Company took certain steps to improve its internal control over financial reporting. These improvements included:

•	Engaging outside independent consultant to assist in the evaluation, design and implementation of improved internal controls;

•	Adopting a revised/formal policy on various accounting matters;

•

Providing additional training to our accounting staff and acquiring other accounting resources to improve our ability to report our financial statements in accordance with generally accepted accounting principles;

•	Formally documenting our accounting policies and procedures;

•	Improving segregation of duties of accounting staff;

•	Improving procedures for reviewing business agreements and analyzing, reviewing and documenting the support of management’s accounting entries and significant transactions;

•

Providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members; including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of changes;

•

Made various minor adjustments to our internal control processes as a result of our detailed documentation and evaluation process in preparation for compliance with Section 404 of the Sarbanes Oxley Act of 2002;

•	Formalized security policy and various security improvements;

•	Improved process for dealing with third parties;

•	Centralized and improved authentication and access controls;

•	Improved process for responding to and resolving IT problems.

•

Performed a security review of our network infrastructure and found various vulnerabilities. Formulated a remediation plan, and started upgrading and restructuring the infrastructure to address the issues. This project will be completed by end of Q3 2007.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at March 16, 2007	Book value as at December 31, 2006 under Canadian GAAP	Book value as at December 31, 2006 under US GAAP
14,454,629	$95,298,234	$112,067,804

As at March 16, 2007, the Company also had 646,392 warrants and 655,482 stock options outstanding.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s Web site at corporate.mamma.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Selected Annual Information

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

	For the years ended December 31,
	2006	2005	2004
Revenues	$9,596	$9,444	$14,636
Earnings (loss) from continuing operations	(4,358)	(3,343)	371
Results of discontinued operations, net of income taxes	89	(2,315)	734
Net earnings (loss) for the year	(4,269)	(5,658)	1,104
Earnings (loss) per share from continuing operations
Basic and diluted	(0.31)	(0.27)	0.03
Net earnings (loss) per share
Basic and diluted	(0.30)	(0.46)	0.10

Total assets	$33,339	$38,327	$35,166

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$3,566	$1,891	$1,929	$2,210	$1,638	$2,391	$2,413	$33,002
Earnings (loss) from continuing operations	365	(2,553)	(1,270)	(900)	(740)	(574)	(1,375)	(654)
Results of discontinued operations, net of income taxes	55	5	4	25	(23)	(931)	(1,124)	(237)
Net earnings (loss) for the period	420	(2,548)	(1,266)	(875)	(763)	(1,505)	(2,499)	(891)
Earnings (loss) per share from continuing operations
Basic	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)
Diluted	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)
Net earnings (loss) per share
Basic	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)
Diluted	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name ¹	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Martin Bouchard	Director and Officer	President, and Chief Executive Officer Mamma.com Inc.	December 22, 2005

Claude E. Forget	Director	Consultant Formerly CEO, Intasys Billing Technologies	October 11, 1999

David Goldman	Director and Officer

Executive Chairman,

Mamma.com Inc.

Director, SNC-Lavalin Group Inc. (an engineering and construction company listed on the Toronto Stock Exchange),

Director, Workbrain (an enterprise software provider listed on the Toronto Stock Exchange)

May 24, 2001

Irwin Kramer	Director	President, iCongo, Inc. (an e-commerce and service company)	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002

Daniel Bertrand	Officer	Executive Vice President and Chief Financial Officer Mamma.com Inc.	July 8, 1999

Patrick Hopf	Officer	Executive Vice President – Business Development Mamma.com Inc.	January 12, 2004

W. Brian Edwards	Director

Chairman, Miranda Technologies Inc. (manufacturer of high-performance hardware and software for the television broadcast industry),

Chairman, Biotonix Inc. (an iHealth company) and

Director, Camoplast, Inc. (a company, who designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles)

March 17, 2006

Éric Bouchard	Officer	Vice President – Products Mamma.com Inc.	December 22, 2005

¹ Guy Fauré resigned as President and CEO and as a Director effective January 31, 2007.

Each Director’s term of office expires at the earliest of the next annual meeting of shareholders or his resignation as Director.

With the exception of Martin Bouchard and Éric Bouchard who are brothers, to the knowledge of the Company, there is no family relationship among any of the persons named in this Item 6, nor were any such persons selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Company:

The Board of Directors has approved and adopted a document entitled “Responsibilities of the Board of Directors and its three Committees which sets forth the responsibilities for the Board and these three committees. This document was revised and approved by the Board of Directors on March 29, 2006. It was prepared in response to certain corporate governance concerns. This document includes the Company’s insider trading policy and code of ethics. In accordance with the policies and guidelines outlined in this document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board does not act until all factors have been adequately considered. This approach is expected of management and, to a relevant degree, all employees of the Company.

1.	Composition of the Board of Directors

More than fifty percent of the directors of the Company are “independent” directors. An independent director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, as required by the standards of the NASDAQ Stock Exchange and the Ontario Securities Commission.

Independent directors meet regularly through in camera sessions conducted after or during each meeting of the Board. The Chair of the Board of Directors is David Goldman, who is not an independent director. The Board feels strongly that Mr. Goldman’s abilities, extensive experience as a director of listed companies and role in the Company make him best suited for this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent.

The directors consider the following nominees to be independent to the Company: Claude E. Forget, Irwin Kramer, Dr. David Schwartz and W. Brian Edwards. Through October 2, 2001, Claude E. Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Company, whose business subsequently sold.

2.	Committees of the Board of Directors

The Company maintains 3 standing committees, the Audit and Finance Committee, the Nominating and Governance Committee and the Compensation Committee.

As part of its ongoing review of corporate governance matters, on March 29, 2007 the Company’s Board of Directors approved Charts constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as required by the standards of the NASDAQ Stock Exchange.

Prior to that time the nominating and executive compensation functions were administered in a single committee.

Composition of the Audit and Finance Committee

As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, W. Brian Edwards and Claude E. Forget, all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2006, the Audit and Finance Committee met 10 times and the Company’s independent auditors were present at 6 of them.

Composition of the Nominating and Governance Committee

As of the date hereof, the members of the Nominating and Governance Committee are Irwin Kramer, David Schwartz, Claude E. Forget and W. Brian Edwards.

The Nominating and Governance Committees responsible, among other things, for overseeing and making recommendations to the Board on the following matters:

(i)	the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the Company’s management structure and succession plans;

(iii)	the recommendation of new candidates as potential directors of the Company and the assessment of the performance of current directors and committees; and

(iv)	the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

The current members of the Nominating and Governance Committee are Irwin Kramer, David Schwartz, Claude E. Forget and W. Brian Edwards.

Composition of the Compensation Committee

The current members of the Compensation Committee are Irwin Kramer, David Schwartz, Claude E. Forget and W. Brian Edwards.

The Compensation Committee is responsible, among other things, for overseeing and making recommendations to the Board on the following matters:

(i)	the compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the incentive plans for employees of the Company and its subsidiaries; and

(iii)	the Company’s Stock Option Plan and the granting of stock options thereunder.

Report on Executive Compensation

As part of its ongoing dedication to creating shareholder value and promoting corporate success, the Compensation Committee establishes executive compensation in order to attract, retain and motivate key executives in the increasing competitive Internet and information technology sectors and to reward significant performance achievements.

Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Compensation Committee places emphasis on base salary, incentive compensation, discretionary bonus, retention compensation and long-term incentive compensation by granting of stock options in establishing executive compensation. Consequently, the standard executive compensation package of the Company is composed of four major components: (i) base salary and benefits, (ii) short-term incentive, (iii) retention and (iv) long-term incentive compensation.

In making compensation decisions with respect to each of these components, the Compensation Committee considers external market data for executives. Towers Perrin was retained by the Chair of the Compensation Committee in 2006 and 2005 to assist with preparing information and providing advice on officer and Board of Director compensation arrangements. Materials prepared by Towers Perrin have been presented by the Chair to the Compensation Committee for review and decisions. Towers Perrin’s scope of services in the most recent fiscal year included providing advice and market data related to Board of Director and officer compensation arrangements, assisting with the design of special compensation programs, and other general executive compensation assistance. Towers Perrin does not provide any other services to the Company. The Compensation Committee uses the compensation data from Towers Perrin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Company’s executive officers.

In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Company’s shareholders.

i)	Salary and Benefits

Salary and benefits policies of the Company are determined by bench marking similar businesses in the Internet sector and are targeted at the mid range in the sectors, taking into account the economic trends, the Company’s competitive position and performance and extraordinary contributions to the Company.

ii)	Short Term Incentive Compensation

The Company provides short term cash incentive compensation to those individuals of its senior management and its subsidiaries whose responsibilities and attainment of personal and Company objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments are approved by the Compensation Committee and are based on specific goals in these areas. Incentive compensation targets for each individual are set during the first quarter of each year.

In the case of Named Executive Officers, targeted incentive compensation varies in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally when operating results and financial performance objectives are exceeded bonuses are higher, when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individuals contribution to the Company.

The Board of Directors, upon recommendation of the Compensation Committee, also may award bonuses as deemed necessary to compensate management for circumstances where warranted to reward extraordinary contributions to the Company not reflected in our results of operations if and when deemed in the Company’s best interest.

For the year ended December 31, 2006, for all of the officers, no incentive compensation was earned related to Company objectives as minimal financial targets were not met, however, some executive officers were paid bonuses based upon their contributions to the Company.

iii)	Retention Compensation

In view of the circumstances in 2005 confronting the Company including the continuing pendency of the SEC investigation, the securities class action lawsuit, and defection of several of the Company’s Ad network sales employees to form a competing business, a retention compensation program was initiated. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf, Patrick Gagné and Joel Lamantia would receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period would be the date of the 2006 annual general meeting (but no later than June 30, 2006). Awards were forfeited if the executive left voluntarily before the end of the retention period, or was terminated for cause. Patrick Gagné left the Company before the end of the retention period, therefore, no retention bonus was paid to him.

and

iv)	Long Term Incentive Compensation

The long term incentive component of the Company’s compensation program consists of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Company. The stock option plan of the Company is described below under the heading “Stock Option Plan”.

The Compensation Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company’s common shares as traded on the NASDAQ Stock Exchange in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined by the Compensation Committee on a discretionary basis.

The Compensation Committee may, in its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Compensation Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holder ceases to be employed by the Company. In the event of death, any vested option of a holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the vested options for one (1) year after the date of termination of employment. If the holder is terminated for cause, vested options terminate immediately.

Compensation of the Chief Executive Officer

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

In 2006, Mr. Fauré’s base salary was $224,705 and he received a bonus of $52,924 and a retention bonus of $157,448 as explained under retention compensation section. He also received taxable benefits of $3,718. In establishing Mr. Fauré’s salary, the Compensation Committee assessed his overall contribution as well as the publicly disclosed compensation of chief executive officers of companies in the Internet sector, taking into account the factors described above under Salary and Benefits.

Effective January 31, 2007, Mr. Fauré resigned as President and CEO and Director of the Company and was replaced by Martin Bouchard in these positions.

Martin Bouchard was Executive Vice President, Chief Strategist and Technology Officer from December 22, 2005 to January 31, 2007. Martin Bouchard’s annual salary of CA$200,000 with a short term annual incentive compensation at a mid point of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other executive officers given Martin Bouchard’s position as the No. 2 officer in the company. As Martin Bouchard was not a director at the time of these contractual negotiations, he was not involved in any discussions or approval by the Compensation Committee and the Board of these employment conditions. On February 1, 2007, Martin Bouchard was appointed President and CEO of the Company. The Compensation Committee has deferred any decision with respect to Martin Bouchard’s compensation package as a result of this appointment pending a competitive compensation study now being carried out for the Company by an external consultant. Martin Bouchard is not a member of the Compensation Committee and will not be involved in such determination.

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

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2004, 2005 and 2006 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2006 and whose total salary and bonus exceeded CA$150,000, and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2006, (collectively, the “Named Executive Officers”).

Summary Compensation Table

Annual compensation is paid in Canadian dollars and converted at the applicable exchange rates. Exchange rate conversions were .77014 in 2004, .82622 in 2005 and .88206 in 2006.

	Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $		Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)
Guy Fauré[1]	2006	224,705	179,940	[2]	3,718
President & CEO	2005	199,520	49,573		3,980
	2004	167,083	57,484		496,295

David Goldman[3]	2006	Nil	Nil		Nil
Executive Chairman	2005	Nil	Nil		Nil
	2004	Nil	Nil		718,352

Daniel Bertrand	2006	153,326	116,644		3,722
Executive Vice-President and Chief Financial Officer	2005	136,040	57,835		3,990
	2004	119,841	77,168		172,128

Martin Bouchard	2006	176,158	13,231		2,382
Executive Vice President	2005	—	—		—
	2004	—	—		—

Éric Bouchard	2006	149,798	23,992		2,373
Vice President – Products	2005	—	—		—
	2004	—	—		—

Patrick Hopf	2006	125,816	88,488	[4]
Executive Vice President – Business Development	2005	107,016	16,524
	2004	94,688	53,504

[1]

Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company will pay Mr. Fauré termination compensation and record the termination costs of CDN$510,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting of options. These changes will represent an additional non-cash item expense of approximately $267,000 which will be recorded in Q1 2007.

[2]	Includes a bonus of $22,492 and retention compensation of $157,448.
[3]

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

[4]	Includes a bonus of $6,986 and retention compensation of $81,502.

Name and Principal Occupation		Long Term Compensation				All Other Compensation U.S. $
	Year	Awards			Payouts
		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $
Guy Fauré[1]	2006	Nil		Nil	Nil	Nil
President & CEO	2005	176,500		Nil	Nil	Nil
	2004	75,000	[2]	Nil	Nil	Nil

David Goldman[3]	2006	Nil		Nil	Nil	125,004	[3]
Executive Chairman	2005	75,000		Nil	Nil	173,859	[3]
	2004	75,000	[4]	Nil	Nil	159,573	[3]

Daniel Bertrand	2006	Nil		Nil	Nil	Nil
Executive Vice-President and Chief Financial Officer	2005	87,500		Nil	Nil	Nil
	2004	50,000	[5]	Nil	Nil	Nil

Martin Bouchard	2006	Nil		Nil	Nil	Nil
Executive Vice President	2005	N/A		N/A	N/A	N/A
	2004	N/A		N/A	N/A	N/A

Éric Bouchard	2006	Nil		Nil	Nil	Nil
Vice President - Products	2005	N/A		N/A	N/A	N/A
	2004	N/A		N/A	N/A	N/A

Patrick Hopf	2006	Nil		Nil	Nil	Nil
Executive Vice President – Business Development	2005	46,800		Nil	Nil	Nil
	2004	Nil		Nil	Nil	Nil

[1]	Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007.

[2]	In February 2005, Guy Fauré voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

[3]

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

[4]	In February 2005, David Goldman voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

[5]	In February 2005, Daniel Bertrand voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Employment Agreements and Change of Control Provisions

During 2006, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$185,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the Executive Vice President and Chief Financial Officer. As a result, if there is a change of control of the Company, Mr. Bertrand will receive a lump sum payment equal to the greater of the past 18 months salary payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

On September 10, 2001, Guy Fauré, the former President and Chief Executive Officer of the Company who resigned effective January 31, 2007, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, Mr. Fauré was entitled to an annual salary of CA$255,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 96% for far exceeding expected performance levels. Mr. Fauré was also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the President and Chief Executive Officer. As a result, if there is a change of control of the Company, Guy Fauré was entitled to a lump sum payment equal to two times his annual base salary if he:

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

Éric Bouchard has been Vice President – Products since the acquisition of Copernic by the Company. In 2006, Éric Bouchard’s annual salary of CA$170,000 with an short term annual incentive compensation at a mid point of 40% of base salary for meeting targeted financial performance ranging from a minimum of 20% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 60% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other officers. On January 1, 2007, Éric Bouchard’s compensation was increased to CA$181,000 consistent with compensation data provided by Towers Perrin. The Company is presently having a competitive compensation/incentive plan study carried out by a consultant to review 2007 compensation packages for officers.

There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

Compensation of Directors

During the fiscal year ended December 31, 2006 directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum and the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating, and Governance Committees receives a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day and members of the Audit, Compensation and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a board or committee meetings is held via teleconference, directors received a payment of $500.

Directors and Officers Insurance

The Company has purchased director and officer liability insurance covering each director and executive officer of the Company. The insurance which provided coverage for the directors, officers and the Company for liability up to $15,000,000, was scheduled to expire on March 28, 2007. On March 27, 2007 the Company renewed its director and officer liability insurance for a total coverage of $20,000,000.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors and executive officers of the Company and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Company or any of its subsidiaries.

Stock Option Plan

In 1999, the Company adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Company’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year). The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000, May 23, 2002 and June 7, 2006 provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,400,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding common shares of the Company, and (ii) at no time may any optionee hold more than 5% of the outstanding common shares of the Company under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2006. No option granted to officers in 2006.

Option Grants During the Most Recently Completed Financial Year

The Company granted options as follows:

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable			Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/ Unexercisable
David Goldman	Nil	Nil	61,750	/	57,250	132,923	/	139,998
Guy Fauré*	Nil	Nil	110,875	/	127,125	238,773	/	270,498
Daniel Bertrand	Nil	Nil	53,625	/	62,875	116,725	/	135,085
Patrick Hopf	Nil	Nil	25,741	/	33,393	59,645	/	71,732
Joel Lamanthia	Nil	Nil	12,050	/	14,650	24,731	/	27,574
Martin Bouchard	Nil	Nil	Nil	/	Nil	Nil	/	Nil
Éric Bouchard	Nil	Nil	Nil	/	Nil	Nil	/	Nil
Claude E. Forget	Nil	Nil	8,333	/	16,667	21,749	/	43,501
David Schwartz	Nil	Nil	8,333	/	16,667	21,749	/	43,501
Irwin Kramer	Nil	Nil	8,333	/	16,667	21,749	/	43,501
W. Brian Edwards	Nil	Nil	Nil	/	25,000	Nil	/	69,000

Option and SAR Repricing

No options were repriced during the year ended December 31, 2006.

*	As part of his termination agreement effective January 31, 2007, vesting of unvested options was accelerated.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2006

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Daniel Bertrand	10,000	2.57	2.57	4/30/2013
Daniel Bertrand	5,000	1.99	1.99	1/16/2013
Daniel Bertrand	12,500	6.28	6.28	2/15/2012
Daniel Bertrand	75,000	2.28	2.28	11/8/2010
Daniel Bertrand	14,000	3.58	3.58	11/5/2010
W. Brian Edwards	25,000	2.13	2.13	3/17/2011
Guy Fauré	25,000	2.57	2.57	4/30/2013
Guy Fauré	7,500	1.99	1.99	1/16/2013
Guy Fauré	26,500	6.28	6.28	2/15/2012
Guy Fauré	150,000	2.28	2.28	11/8/2010
Guy Fauré	29,000	3.58	3.58	11/5/2010
Claude E. Forget	25,000	2.28	2.28	11/18/2010
David Goldman	7,500	2.57	2.57	4/30/2013
David Goldman	7,500	1.99	1.99	1/16/2013
David Goldman	75,000	2.28	2.28	11/8/2010
David Goldman	29,000	3.58	3.58	11/5/2010
Irwin Kramer	25,000	2.28	2.28	11/8/2010
David Schwartz	25,000	2.28	2.28	11/8/2010
Joel Lamantia	2,500	1.99	1.99	1/16/2013
Joel Lamantia	4,700	6.28	6.28	2/15/2012
Joel Lamantia	15,000	2.28	2.28	11/8/2010
Joel Lamantia	4,500	3.58	3.58	11/5/2010
Patrick Hopf	2,500	1.99	1.99	1/16/2013
Patrick Hopf	6,800	6.28	6.28	2/15/2012
Patrick Hopf	40,000	2.28	2.28	11/8/2010
Patrick Hopf	6,500	3.58	3.58	11/5/2010
Patrick Hopf	3,334	1.53	1.53	2/25/2009

Share Ownership

The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at March 16, 2007.

Director/ Named Executive Officer[1]	Number of Company Shares Held[2]	% of Total Number of shares Issued and Outstanding
Martin Bouchard, Director and President and CEO	50,000	0.3%

Claude E. Forget, Director	50,000	0.3%

W. Brian Edwards, Director	—	—

David Goldman, Executive Chairman, Director	75,000	0.5%

Irwin Kramer, Director	20,000	0.1%

Dr. David Schwartz, Director	3,000	0%

Daniel Bertrand, Executive Vice President and Chief Financial Officer	100	0%

Éric Bouchard, Vice President – Products	25,000	0.2%

Patrick Hopf, Executive Vice President – Business Development	—	—

[1]	Guy Fauré resigned as President, Chief Executive Officer and a member of the Board of directors of the Company effective as of January 31, 2007.

[2]	Does not include shares subject to receipt upon exercise of options.

Employees

The following table provides a breakdown of persons employed by main category of activity for each of the past five financial years.

	NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY
YEAR	MAMMAMEDIA SOLUTIONS (Montreal)	COPERNIC (Quebec City)	DISCONTINUED OPERATIONS (IBT AND DIGITAL ARROW)
2006	23	36	0
2005	39	36	0
2004	53	—	12
2003	37	—	65
2002	43	—	79

Pension and Retirement Benefits

The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

RELATED PARTY TRANSACTIONS

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman at an hourly fee of CA$250. Total fees for 2006 were $125,003 (2005 – $202,685; 2004 – $182,687). The payment of these sums has been approved by the Compensation Committee. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

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

Resignation of Guy Fauré

In January of 2007, the Company announced that Mr. Guy Fauré would be resigning from his positions as the Company’s President, Chief Executive Officer and member of the Company’s Board of Directors effective as of January 31, 2007. Mr. Fauré, who had been serving the Company since September 10, 2001, was replaced by Mr. Martin Bouchard as President and Chief Executive Officer. In connection with his resignation, the Company will pay Mr. Fauré termination compensation and record most of the termination costs of CDN$510,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting options for one of the officers. These changes will represent an additional non-cash item expense of approximately $267,000 which will be recorded in Q1 2007.

Settlement of class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. Under the terms of the settlement agreement, plaintiffs would receive U.S. $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company.

On March 1, 2007, an order by the court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class. Under the settlement agreement, the Company is responsible for paying $650,000 which we paid on March 7, 2007 and we understand our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

In accordance with the order notice of the proposed settlement was mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007 at 2:00 pm, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

Write-down of assets

In Q3 2006, based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to graphic advertising had suffered a loss in value and that the carrying value of property and equipment and intangible assets were significantly higher than the fair value for each of these assets due to a significant decrease of graphic advertising revenue. Therefore, write-downs of $413,238 were recorded to bring them to nil which corresponds to their fair value.

Write-down of investment

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of LTRIM’s technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

Wind-up of Copernic

On May 31, 2006, the wholly-owned subsidiary, Copernic Technologies Inc. (“Copernic”) which was acquired on December 22, 2005, was wound up into the Company. We believe the wind-up will allow the Company to use carry forward tax losses when needed.

Reimbursement related to Copernic business acquisition

Copernic had to file amended tax returns for the year ended June 30, 2005 in order to reduce its research and development tax credits. The Copernic sellers have agreed to reimburse the Company for the entire amount of the adjustment. In June and July 2006 a total of $379,382 was collected in connection with this adjustment. The total amount reduced the goodwill of the Copernic transaction.

Granting, exercising and cancellation of stock options

The Company granted options as follows:

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

On January 23, 2007, the Company granted 70,500 and 21,803 stock options at an exercise price of $5.15 expiring in five years to officers and employees of the Company, respectively.

On February 26, 2007, the Company granted 10,000 stock options at an exercise price of $4.99 expiring in five years to an employee of the Company.

As at March 16, 2007, 113,765 stock options were exercised with exercise prices ranging between $1.53 and $2.57 and 15,288 options were cancelled.

ITEM 9.	THE OFFER AND LISTING

U.S. and German Trading Markets

The Company’s Common Shares are quoted on the NASDAQ Stock Exchange® – Market under the symbol “MAMA” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “IYS1”. Prior to April 1999, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s common share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001.

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

NASDAQ Capital Market® Annual High and Low Market Prices – 5 Years Ended December 31, 2006 (based on closing prices)

Year	High	Low

2006	7.95	0.97

2005	6.28	2.12

2004	15.90	3.26

2003	4.51	1.25

2002	2.70	0.92

NASDAQ Capital Market® Quarterly High and Low Market Prices – 2 Years Ended December 31, 2006 (based on closing prices)

Quarter End	High	Low

12/31/06	7.95	1.11

9/30/06	1.34	0.97

6/30/06	2.07	1.13

03/31/06	3.54	2.03

12/31/05	2.75	2.12

09/30/05	3.27	2.61

06/30/05	3.83	2.56

03/31/05	6.28	3.11

NASDAQ Capital Market® Monthly High and Low Market Prices – 6 Months Ended February 28, 2007 (based on closing prices)

Month	High	Low
Feb	5.43	4.39
Jan	5.90	4.39
Dec	7.95	2.11
Nov	2.51	1.86
Oct	2.15	1.11
Sep	1.22	1.03

Frankfurt Exchange (based on closing prices) – High and Low Market Prices – 4 Years Ended December 31, 2006 (in Euros)

Year	High	Low
2006	5.94	0.70
2005	4.80	1.77
2004	13.80	2.58
2003	4.10	1.00

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended December 31, 2006 and Latest Quarter (in euros)

Quarter	High	Low
12/31/06	5.94	0.89
09/30/06	1.13	0.70
06/30/06	1.73	0.91
03/31/06	2.65	1.70
12/31/05	2.22	1.77
09/30/05	2.75	2.15
06/30/05	3.01	2.06
03/31/05	4.80	2.37

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended February 28, 2007 (in euros)

Month	High	Low
February 2007	4.13	3.37
January 2007	4.59	3.26
December 2006	5.94	1.50
November 2006	2.06	1.47
October 2006	1.68	0.89
September 2006	0.92	0.81

Equity Transfer Services, Inc. of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

ITEM 10.	ADDITIONAL INFORMATION

SHARE CAPITAL

Not Applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of the Province of Ontario on July 5, 1985 as ‘Quartet Management Ltd.’, and has an Ontario Corporation Number of 630609. By articles of amendment filed on March 27, 1987, the Company changed its name to ‘Health Care Products Inc.’ By articles of amendment filed on March 28, 1994, the Company changed its name to ‘Celltech Media Inc.’. By articles of amendment filed on June 21, 1995, the Company changed its name to ‘Smartel Communications Corporation’ and by articles of amendment filed on July 29, 1996, the Company changed its name to ‘Intasys Corporation’. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. By articles of amendment filed on January 8, 2004 the Company changed its name to ‘Mamma.com Inc.’

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

The annual meeting of shareholders shall be held at such time, day and place as the Board, Chairman of the Board or the President may from time to time determine, provided that an annual meeting must be called not later than 15 months after the holding of the immediately preceding annual meeting. The Board, the Chairman of the Board, the President, the Managing Director or Vice President shall have the power to call a special meeting of shareholders at any time.

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

MATERIAL CONTRACTS

The Company has not entered into any material contracts during the last two fiscal years other than in the ordinary course of business and other than those described in “Item 4 – Information on the Company” or elsewhere in this Annual Report on Form 20-F.

EXCHANGE CONTROLS

There is no Canadian law, government decree or regulation that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the Company equaled or exceeded $223,000,000 Canadian for investments made in 2003. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

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

TAXATION

The following is a summary of certain federal income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the “ITA”). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (a) is neither resident nor deemed to be resident in Canada for the purposes of the ITA, but is resident in the United States for the purposes of the Canada – United States Income Tax Convention (1980) (the “Treaty”); (b) deals at arm’s length with the Company and is not affiliated with the Company; (c) holds the Common Shares as capital property and does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (d) is not an insurer or a financial institution.

This summary is based on the current provisions of the Treaty and accompanying protocols, the ITA, the regulations under the ITA, specific proposals to amend the ITA or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and our understanding of the current administrative and assessing practices of the Canada Revenue Agency (or CRA). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws or considerations of any province or territory of Canada.

The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares or warrants of the Company based on their specific circumstances, including any consequences of an investment in the Common Shares or warrants arising under state, local or provincial tax laws of other jurisdiction, including the United States.

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

Dividends paid to a holder on Common Shares, including deemed dividends and stock dividends, will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15% of the gross amount of the dividend. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%.

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a prescribed exchange under the Regulations to the ITA), the Common Shares will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned or had interests in or options in respect of 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid. Under The Budget Plan 2007, tabled in the House of Commons by the Canadian Minister on March 19, 2007, the list of prescribed stock exchanges will be replaced with a new 3-tier system. Under those proposals all prescribed stock exchanges would become “designated stock exchanges”. We expect that the rules described above in respect of “prescribed stock exchanges” will apply to “designated stock exchanges”.

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

DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company’s operating subsidiaries. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY RISK

The Company has employees located in Canada and the United States where the local currency is used. No forward exchange contracts are used to sell currencies at fixed forward rates.

INTEREST RATE RISK

The Company has short term investments and temporary investments bearing average interest rates between 4.06% and 5.23%. No other financial instruments are used.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Executive Chairman, our President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Executive Chairman, our President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 20-F.

Based upon that evaluation, the President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 at the reasonable assurance level.

(b)	CHANGES IN INTERNAL CONTROLS.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. During 2006, the Company took certain steps to improve its internal control over financial reporting. These improvements included:

•	Engaging outside independent consultant to assist in the evaluation, design and implementation of improved internal controls;

•	Adopting a revised/formal policy on various accounting matters;

•

Providing additional training to our accounting staff and acquiring other accounting resources to improve our ability to report our financial statements in accordance with generally accepted accounting principles;

•	Formally documenting our accounting policies and procedures;

•	Improving segregation of duties of accounting staff;

•	Improving procedures for reviewing business agreements and analyzing, reviewing and documenting the support of management’s accounting entries and significant transactions;

•

Providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members; including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of changes;

•

Made various minor adjustments to our internal control processes as a result of our detailed documentation and evaluation process in preparation for compliance with Section 404 of the Sarbanes Oxley Act of 2002;

•	Formalized security policy and various security improvements;

•	Improved process for dealing with third parties;

•	Centralized and improved authentication and access controls;

•	Improved process for responding to and resolving IT problems;

•

Performed a security review of our network infrastructure and found some potential vulnerabilities. Formulated a remediation plan, and started upgrading the infrastructure to address the issues. This project will be completed in 2007.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

RSM Richter LLP has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2006, 2005 and 2004.

The following table presents the aggregate fees for professional services and other services rendered by RSM Richter LLP in 2006.

	2006	2005
Audit Fees(1)	$175,096	$351,516
Audit Related Fees(2)	$115,108	$81,905
Tax Fees(3)	—	—

TOTAL:	$290,204	$433,421

These fees are subject to a pre-approval policy.

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the audit of its financial statements; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions.

(3)	Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS

I.	Audit Committee Pre-Approval of Services

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

Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.	Services that the Auditors may not Provide

The Auditors may not act in any capacity where they could reasonably be seen to:

•	function in the role of the Company’s management;

•	audit their own work; or

•	serve in an advocacy role on behalf of the Company

Except as otherwise permitted and pre-approved hereby, the Auditors will not be asked to provide any services in the following areas (in each case as more fully defined in applicable corporate and securities regulations or the regulations and guidelines of the appropriate oversight authorities governing the accounting and auditing profession):

1.	Bookkeeping and related functions;

2.	Financial information systems design and implementation;

3.	Appraisal, valuation, fairness opinions or contribution-in-kind reports;

4.	Actuarial services;

5.	Internal audit outsourcing;

6.	Management functions and human resources functions;

7.	Broker-dealer, investment advisor or investment banking services;

8.	Legal services;

9.	Expert services; and

10.	Management consulting services.

III.	Pre-Approval of a Range of Services

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

Type of Service	Description

Audit Services

Financial statement audit	Recurring audit of consolidated financial statements including subsidiary company and statutory audits and tax services and accounting consultations required to perform an audit in accordance with Generally Accepted Auditing Standards.

Regulatory financial filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters. Statutory and regulatory filings including prospectuses and registration statements.

404 attestation services	Attestation services relating to the report on the entity’s internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under Canadian legislation/regulations.

Audit Related Services

Employee benefit plan audits	Audit of pension and other employee benefit plans and funds.

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

Tax consulting

Assistance with tax audits, examinations or requests for information. Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, restructurings, financings, inter-company transactions, foreign tax credits, foreign income tax, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST, excise tax or equivalent taxes in the jurisdiction. Assistance with tax appeals that are not in front of a tax court or its equivalent. Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.

Type of Service	Description

Transfer pricing	Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and inter-company pricing and assistance with tax exemptions.

Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.

Expatriate tax services	Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices. Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies.

Other Services

Valuation	Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by the Company or third parties.

Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.

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

None.

ITEM 17.	FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 27 to our consolidated financial statements.

Independent Registered Public Accounting Firm’s Report

To the Shareholders and Board of Directors of Mamma.com Inc.

We have audited the accompanying consolidated balance sheets of Mamma.com Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ RSM Richter LLP
Montreal, Canada March 29, 2007

Mamma.com Inc.

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(expressed in U.S. dollars)

	2006	2005
Assets
Current assets
Cash and cash equivalents	$2,379,617	$4,501,201
Temporary investments (note 7)	5,591,842	4,013,312
Accounts receivable (note 8)	2,734,172	2,623,940
Income taxes receivable	110,002	606,226
Prepaid expenses	261,885	295,288
Future income taxes (note 21)	—	33,505
Current assets of discontinued operations (note 5)	—	9,694

	11,077,518	12,083,166
Future income taxes (note 21)	—	13,483
Income tax credits	—	54,912
Investments (note 9)	150,000	720,000
Property and equipment (note 10)	503,828	598,758
Intangible assets (note 11)	6,190,298	8,601,848
Goodwill (note 11)	15,417,844	16,255,031

	33,339,488	38,327,198

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	2,289,686	2,690,943
Deferred revenue	227,660	249,953
Deferred rent	12,273	—
Income tax payable	8,100	8,062
Liabilities of discontinued operations (note 5)	6,253	189,223

	2,543,972	3,138,181

Future income taxes (note 21)	1,900,866	2,672,036

Contingencies and commitments (note 25)
Shareholders’ Equity
Capital stock (note 13)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,340,864 common shares	95,298,234	95,298,234
Additional paid-in capital (note 14)	5,706,183	5,249,902
Cumulative translation adjustment	561,137	370,369
Accumulated deficit	(72,670,904)	(68,401,524)

	28,894,650	32,516,981

	33,339,488	38,327,198

See accompanying notes.

Approved by the Board of Directors

/s/ David Goldman	/s/ Irwin Kramer
David Goldman, Executive Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Mamma.com Inc.

Consolidated Statements of Operations

For the years ended December 31

(expressed in U.S. dollars)

	2006	2005	2004
Revenues (note 16)	$9,596,402	$9,443,975	$14,636,318

Cost of revenues (note 17)	2,704,101	4,183,445	6,539,213

Gross Margin	6,892,301	5,260,530	8,097,105

Expenses
Marketing, sales and services	1,850,176	2,023,925	2,188,488
General and administration	3,996,327	5,692,092	3,567,247
Product development and technical support (note 22)	2,538,867	1,286,345	891,541
Amortization of property and equipment	178,192	106,788	133,123
Amortization of intangible assets	2,067,009	242,031	191,218
Write-downs and settlement costs (note 18)	1,683,238	—	365,286
Interest and other income	(415,950)	(768,738)	(233,506)
Loss on foreign exchange	82,203	47,080	68,275

	11,980,062	8,629,523	7,171,672

Earnings (loss) from continuing operations before income taxes	(5,087,761)	(3,368,993)	925,433
Provision for (recovery of) income taxes (note 21)	(729,053)	(26,010)	554,680

Earnings (loss) from continuing operations	(4,358,708)	(3,342,983)	370,753
Results of discontinued operations, net of income taxes (note 5)	89,328	(2,315,335)	733,654

Net earnings (loss) for the year	(4,269,380)	(5,658,318)	1,104,407

Basic and diluted earnings (loss) per share from continuing operations	(0.31)	(0.27)	0.03
Basic and diluted earnings (loss) per share from discontinued operations	0.01	(0.19)	0.07

Basic and diluted net earnings (loss) per share	(0.30)	(0.46)	0.10

See accompanying notes.

Mamma.com Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2006, 2005 and 2004

(expressed in U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Cumulative translation adjustment	Accumulated deficit
Balance, December 31, 2003	6,508,610	$70,522,179	$904,008	$441,564	$(63,847,613)
Warrants issued for financial services	—	—	260,301	—	—
Amortization of deferred stock-based compensation	—	—	301,944	—	—
Options exercised	255,561	483,593	(82,127)	—	—
Warrants exercised	3,892,878	6,430,500	(671,687)	—	—
Forfeited options	—	—	(12,761)	—	—
Shares issued for acquisition of Digital Arrow	90,000	740,782	—	—	—
Shares and warrants issued on private placement	1,515,980	13,158,329	3,441,652	—	—
Share issue cost	—	(839,295)	(219,524)	—	—
Translation adjustment for the year	—	—	—	(80,680)	—
Net earnings for the year	—	—	—	—	1,104,407

Balance, December 31, 2004	12,263,029	$90,496,088	$3,921,806	$360,884	$(62,743,206)
Redemption of common shares (note 13)	(304,665)	(2,248,302)	1,195,147	—	—
Options exercised	2,500	10,408	(3,984)	—	—
Amortization of deferred stock-based compensation	—	—	136,933	—	—
Shares issued for acquisition of Copernic (note 6)	2,380,000	7,040,040	—	—	—
Translation adjustment for the year	—	—	—	9,485	—
Net loss for the year	—	—	—	—	(5,658,318)

Balance, December 31, 2005	14,340,864	$95,298,234	$5,249,902	$370,369	$(68,401,524)
Amortization of deferred stock-based compensation	—	—	485,660	—	—
Options forfeited	—	—	(29,379)	—	—
Translation adjustment for the year	—	—	—	190,768	—
Net loss for the year	—	—	—	—	(4,269,380)

Balance, December 31, 2006	14,340,864	$95,298,234	$5,706,183	$561,137	$(72,670,904)

See accompanying notes.

Mamma.com Inc.

Consolidated Statements of Cash Flows

For the years ended December 31

(expressed in U.S. dollars)

	2006	2005	2004
Cash flows from (used for)
Operating activities
Earnings (loss) from continuing operations	$(4,358,708)	$(3,342,983)	$370,753
Adjustments for
Amortization of property and equipment	178,192	106,788	133,123
Amortization of intangible assets	2,067,009	242,031	191,218
Employee stock-based compensation	456,281	136,933	281,367
Write-down of investment (note 9)	570,000	—	365,286
Write-down of intangible assets (note11)	403,425	—	—
Write-down of property and equipment (note 11)	9,813	—	—
Long term income tax credits	54,912	—	—
Financial fees paid by issuance of capital stock and warrants	—	—	260,301
Future income taxes	(724,177)	(13,964)	400,855
Income tax credits	—	—	81,505
Unrealized loss on foreign exchange	—	—	14,622
Net change in non-cash working capital items (note 20)	515,619	1,420,013	(302,567)

Cash from (used for) operating activities from continuing operations	(827,634)	(1,451,182)	1,796,463
Cash used for operating activities from discontinued operations	(83,948)	(630,288)	(790,370)

	(911,582)	(2,081,470)	1,006,093

Investing activities
Business acquisition (note 6)	—	(15,851,922)	—
Reimbursement related to Copernic’s business acquisition (note 6)	379,382	—	—
Purchase of intangible assets	(51,400)	(54,943)	(9,434)
Purchase of property and equipment	(76,104)	(85,687)	(70,284)
Net decrease (increase) in temporary investments	(1,578,530)	2,860,843	(6,850,979)

Cash used for investing activities from continuing operations	(1,326,652)	(13,131,709)	(6,930,697)
Cash from investing activities from discontinued operations	—	—	434,975

	(1,326,652)	(13,131,709)	(6,495,722)

Financing activities
Issuance of capital stock	—	6,424	22,760,261
Share issue costs	—	—	(1,058,819)
Redemption of common shares	—	(1,053,155)	—

	—	(1,046,731)	21,701,442

Effect of foreign exchange rate changes on cash and cash equivalents	116,650	4,022	79,375

Net change in cash and cash equivalents and restricted cash during the year	(2,121,584)	(16,255,888)	16,291,188
Cash and cash equivalents – Beginning of year	4,501,201	20,757,089	4,465,901

Cash and cash equivalents and restricted cash – End of year	2,379,617	4,501,201	20,757,089

Cash and cash equivalents comprise:
Cash	777,637	4,501,201	1,565,600
Short-term investments	1,601,980	—	19,043,489

	2,379,617	4,501,201	20,609,089
Restricted cash	—	—	148,000

	2,379,617	4,501,201	20,757,089

Supplemental cash flow information
Cash paid for interest	4,862	16,097	673
Cash (received) paid for income taxes	(64,900)	17,189	288,147

See accompanying notes.

Mamma.com Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(expressed in U.S. dollars)

1	Nature of business

Mamma.com Inc. is a provider of search technology for both the Web and desktop search space. The Company owns multiple Web properties such as, www.mamma.com, www.mammahealth.com, www.mammajobs.com and www.copernic.com. In addition, through its Mamma Media Solutions brand, the Company is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com - The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from many information sources on the Internet.

MammaHealth.com’s Deep Web Health Search uses advanced metasearch technology to search deep into health sites and extract information that people would not get on a standard search engine. MammaHealth does not search the entire Web: it focuses exclusively on relevant health information by crawling only authoritative, hand-picked health sources.

Copernic Desktop Search is a powerful yet easy-to-use search engine right to the user’s PC. It allows instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. This technology is also licensed to companies such as ISPs and portals.

The Company generates several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers mainly located in the United States, Canada and Europe.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions® Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions® Publisher Network.

Mamma Media Solutions® Publisher Network has over 495 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal / Pro®, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

2	Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in note 27.

a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated on consolidation.

b)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Actual results could differ from those estimates.

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

g)	Property and equipment

Property and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

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

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Trade names	14%
Technology	25%
Customer relationships	33%
Software and patents	25%

i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. Any impairment loss is charged to earnings in the period in which the loss is incurred. The Company uses the discounted cash flows method to determine the fair value of reporting units.

j)	Impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

k)	Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement on the accompanying consolidated balance sheets.

l)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2006 and 2005.

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

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries, except for Copernic, have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate. Revenues and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

Prior to the wind up of Copernic into Mamma.com Inc. as of May 31, 2006, Copernic followed the current rate method of accounting for translation of foreign currency amounts into Canadian dollars. Under this method, all assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Exchange gains or losses resulting from translation are included in the cumulative translation adjustment. Changes in the cumulative translation adjustment during the year result solely from the application of this translation method.

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

a) For changes affecting 2004

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

b) For changes affecting 2005

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

c) Future accounting changes

In April 2005, the CICA issued three new accounting standards: Section 1530 (“Comprehensive Income”), Section 3855 (“Financial Instruments – Recognition and Measurement”) and Section 3865 (“Hedges”). These standards became effective for interim periods beginning on or after October 1, 2006. We do not anticipate that these changes will have a significant impact on the Company’s results.

Comprehensive income

This new standard describes how comprehensive income (and its components) should be presented. Comprehensive income corresponds to the variation in an enterprise’s net assets resulting from transactions, events and circumstances from non-shareholder sources. The main components include unrealized currency translation adjustments arising from self-sustaining foreign operations and fair value adjustments of the effective portion of hedging instruments.

Financial Instruments – Recognition and Measurement

This new standard establishes the timing and method of accounting for financial instruments in the balance sheet. In some cases, fair value may be used; in other cases, a method based on the historical cost may apply. This standard also describes how gains and losses on financial instruments should be presented.

Hedges

Hedge accounting is discretionary. This standard makes it possible for entities to apply accounting treatments other than those set out in Section 3855 (“Financial Instruments – Recognition and Measurement”) to eligible transactions that the entities choose to designate (for accounting purposes) as components of a hedging relationship. This new standard adds to Accounting Guideline no. 13 (AcG-13), Hedging Relationships, and Section 1650 (“Foreign Currency Translation”) by specifying how hedge accounting may be applied and the related disclosure requirements.

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

The Company had acquired Digital Arrow on June 10, 2004, a privately held marketing company that was engaged in the distribution of online, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow was determined to be $8.23 per share. The operations of the business have been included in these financial statements since June 1, 2004.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired was $1,535,744 and goodwill of $556,196, for a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 for cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210.

IBT

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the year ended December 31, 2004 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company was entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. No events or conditions were met for the remaining contingent consideration of $150,000. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 had been kept in escrow and was released in 2005.

The gain on disposal is detailed as follows:

Proceeds	$1,699,185
Assets disposed and related fees
Equipment	210,916
Other assets, net	(22,843)
Legal and other fees	133,579
Cumulative translation adjustment related to the sales of IBT	(211,390)

110,262

Gain on disposal	1,588,923

Summary of assets and liabilities of discontinued operations

	As at December 31,
	2006	2005
Current assets
Accounts receivable	$—	$9,694

	—	9,694

Liabilities
Accounts payable and accrued liabilities	6,253	189,223

	6,253	189,223

Summary of discontinued operations

	2006	2005	2004
Revenues	$—	$474,409	$1,793,977

Earnings (loss) before income taxes	89,328	(2,315,335)	733,654

Net earnings (loss)	89,328	(2,315,335)	733,654

For the years 2006, 2005 and 2004, earnings (loss) before income taxes are the same as net earnings (loss).

6	Business acquisition

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

The fair value of the net assets acquired is summarized below:

Cash	$851,130
Accounts receivable	1,383,228
Prepaid	65,994
Income tax receivable	496,219
Future income taxes (current)	33,403
Future income taxes (long-term)	13,442
Income tax credits	54,746
Property and equipment	314,284
Software	65,220
Patents	69,527
Trade names	2,500,000
Customer relationships	2,000,000
Technology	3,400,000

Total assets acquired	11,247,193
Accounts payable and accrued liabilities	226,822
Future income taxes	2,686,000

Total liabilities assumed	2,912,822
Net identifiable assets acquired	8,334,371
Goodwill	15,408,721

Purchase price	23,743,092
Less:
Common shares issued	7,040,040
Cash acquired	851,130

Consideration paid net of cash acquired	15,851,922

Goodwill is not deductible for income tax purposes.

In 2006, the purchase price allocation was adjusted to reflect additional assets and liabilities assumed by the Company. These adjustments resulted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

In 2006, $379,382 was received by the Company from the sellers of Copernic to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

7	Temporary Investments

Temporary investments consist of commercial paper bearing a weighted average interest rate 5.09% per annum (2005 – 4.09%) and maturing on various dates up to March 2007. The market value of the commercial paper as at December 31, 2006 and 2005 approximates its book value.

8	Accounts receivable

Accounts receivable comprise the following:

	2006	2005
Trade accounts receivable	$2,783,834	$2,646,051
Allowance for doubtful accounts	(78,104)	(276,402)

	2,705,730	2,369,649
Other	28,442	254,291

	2,734,172	2,623,940

9	Investments

Investments comprise the following:

	2006	2005
LTRIM Technologies Inc. (4,891,686 Class “A” common shares and 359,281 Class “A” preference shares)	$150,000	$720,000
Tri-Link Technologies Inc. (4,054,874 Preference shares)	—	—
TECE, Inc. (5,000,000 Common shares)	—	—

	150,000	720,000

In 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring it to $150,000. The fair value of LTRIM has been established by independent appraisal as of September 30, 2006. In 2004, the Company also wrote off $365,286 of this investment due to permanent impairment in value.

In 2001 and 2002, due to a permanent impairment in value, the Company wrote off its investments in Tri-Link Technologies Inc. (“Tri-Link”) and TECE, Inc. The Company received respectively in 2006 and 2005 $28,759 and $41,878 from Tri-Link, this amount has been recorded in other income.

10	Property and equipment

	2006
	Cost	Accumulated amortization	Net
Computer equipment	$1,256,254	$920,578	$335,676
Furniture and fixtures	176,750	85,543	91,207
Leasehold improvements	189,230	112,285	76,945

	1,622,234	1,118,406	503,828

	2005
Computer equipment	1,221,578	821,160	400,418
Furniture and fixtures	171,485	62,921	108,564
Leasehold improvements	177,642	87,866	89,776

	1,570,705	971,947	598,758

11	Goodwill and other intangible assets

a)	Intangible assets

	2006
	Cost	Accumulated amortization	Net
Trade names	$2,560,518	$422,206	$2,138,312
Technology	3,400,000	868,630	2,531,370
Customer relationships	2,000,000	681,279	1,318,721
Software	218,085	85,878	132,207
Patents	77,622	7,934	69,688

	8,256,225	2,065,927	6,190,298

	2005
Trade names	2,912,869	276,148	2,636,721
Technology	3,705,217	211,961	3,493,256
Customer relationships	2,424,985	149,210	2,275,775
Software	181,760	56,920	124,840
Patents	71,439	183	71,256

	9,296,270	694,422	8,601,848

The Company’s graphic advertising revenues have constantly declined from $4,456,399 in 2005 to $827,104 in 2006. Based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to it had suffered a loss in value and the carrying value of property and equipment and intangible assets are significantly less than its fair value for each of these assets. Therefore, write-downs of $413,238 were recorded to bring them to nil.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 are as follows:

	Copernic	focusIN	Total
Balance – December 31, 2004	—	$846,310	$846,310
Business acquisition (note 6)	15,408,721	—	15,408,721

Balance – December 31, 2005	15,408,721	846,310	16,255,031

Purchase price allocation adjustment (note 6)	(457,805)	—	(457,805)
Reimbursement related to Copernic acquisition (note 6)	(379,382)	—	(379,382)

Balance – December 31, 2006	14,571,534	846,310	15,417,844

12	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2006	2005
Trade accounts payable	$1,814,362	$1,860,183
Other
Accrued employee costs	293,834	415,942
Directors and officers payable	165,469	384,102
Payable to a company owned by a current director (a) (b)	16,021	30,716

	2,289,686	2,690,943

(a)	The amount payable to a company owned by a current director relates to consulting agreement between the Company and the company owned by a current director.

(b)	Services provided by a director acting as an Executive Chairman for 2006 were $141,971 (2005 - $202,404; 2004 - $182,687). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

13	Capital stock

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

During the year ended December 31, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital. During the year ended December 31, 2006, the Company did not purchase any of its outstanding common shares.

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

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, 25,000 stock options were granted to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Information with respect to stock option activity for, 2004, 2005 and 2006 is as follows:

	Number of options	Weighted average exercise price
Outstanding – December 31, 2003	446,645	$2.37

Granted	305,000	6.91
Forfeited	(16,000)	1.99
Expired	(18,750)	8.00
Exercised	(255,561)	1.57

Outstanding – December 31, 2004	461,334	5.60

Granted	524,996	3.00
Forfeited	(322,747)	6.94
Exercised	(2,500)	2.57

Outstanding – December 31, 2005	661,083	2.90

Granted	59,661	2.28
Forfeited	(38,512)	1.64

Outstanding – December 31, 2006	682,232	2.84

Details of stock options outstanding as at December 31, 2006 are as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$1.50 – 1.99	30,834	5.51	$1.90	30,834	$1.90
2.11 – 3.58	583,426	4.05	2.48	248,066	2.66
6.28	67,972	5.13	6.28	19,420	6.28

	682,232	4.23	2.84	298,320	2.81

As at December 31, 2005 and 2004 there were 100,668 and 33,667 options exercisable at weighted average prices of $2.78 and $3.15, respectively.

The fair values of all options granted during 2006, 2005 and 2004 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected option life (years)	$4.00	$4.21	$4.00
Volatility	75.81	79%	88%
Risk-free interest rate	4.01%	3.78%	3.70%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2006, 2005 and 2004 were $1.34, $1.90 and $4.61 per option, respectively.

Stock-based compensation expense recognized in 2006, 2005 and 2004 in regards to the stock options was $456,281, $136,933 and $301,944, respectively.

b)	Pro forma stock-based compensation disclosures

As described in note 3, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. Following is a summary of what the net earnings (loss) and related per share figures would have been for 2006, 2005 and 2004 if the Company had applied this change retroactively to all prior years.

	2006	2005	2004
Net earnings (loss) for the year	$(4,269,380)	$(5,658,318)	$1,104,407
Compensation costs	—	17,496	17,496

Pro forma net earnings (loss)	(4,269,380)	(5,675,814)	1,086,911

Pro forma net earnings (loss) per share:
Basic	(0.30)	(0.47)	0.10
Diluted	(0.30)	(0.47)	0.10

14	Additional paid-in capital

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

Information with respect to warrant activity for 2004, 2005 and 2006 is as follows:

	Number of warrants	Weighted average exercise price
Outstanding – December 31, 2003	1,998,939	$1.46
Issued - B warrants	1,893,939	1.50
Issued - Other	646,392	15.60
Exercised	(3,892,878)	1.48

Outstanding – December 31, 2004, 2005 and 2006	646,392	15.60

(i)	Does not include warrants to be issued in connection with the B warrant reload feature described above.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2006 were as follows:

Range of exercise prices	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price
$11.34 – 13.89	40,000	2.41	$12.31
15.82	606,392	2.50	15.82

	646,392	2.49	15.60

15	Earnings (loss) per share

	2006	2005	2004
Weighted average number of shares – Basic	$14,340,864	$12,168,117	$10,758,604
Additions to reflect the impacts of:
Exercise of stock options	—	—	121,195
Exercise of warrants (i)	—	—	330,107

Weighted average number of shares – Diluted	14,340,864	12,168,117	11,209,906

Options to purchase 702,358 common shares (2005 – 309,895; 2004 – 48,361), warrants to purchase 646,392 common shares (2005 – 646,392; 2004 – 327,712) have been excluded from the above calculations since they would have an anti-dilutive effect.

16	Revenues

	2006	2005	2004
Search advertising	$7,197,868	$4,970,373	$9,659,024
Graphic advertising	827,104	4,456,399	4,965,198
Software licensing	957,488	6,671	—
Customized development and maintenance support	613,942	10,532	12,096

	9,596,402	9,443,975	14,636,318

17	Cost of revenues

	2006	2005	2004
Search payouts	$2,022,516	$1,638,780	$3,940,350
Banner payouts	286,919	2,264,700	2,384,262
ISP Charges	394,666	279,965	214,601

	2,704,101	4,183,445	6,539,213

18	Write-downs and settlement costs

	2006	2005	2004
Class action settlement costs (note 25)	$650,000	$—	$—
Class action closure costs (note 25)	50,000	—	—
Write-downs of property and equipment and intangible assets (note 11)	413,238	—	—
Write-down of investment (note 9 )	570,000	—	365,286

	1,683,238	—	365,286

19	Consolidated statement of cash flows

In 2005, the consideration for the acquisition of Copernic (Digital Arrow in 2004) includes 2,380,000 (90,000 for Digital Arrow) of the Company’s common shares at a determined fair value of $2.958 ($8.23 for Digital Arrow) per share. Therefore, $7,040,040 ($740,782 for Digital Arrow) representing the value of the consideration paid by the issuance of capital stock are excluded from business acquisition and issuance of capital stock.

20	Net change in non-cash working capital items

	2006	2005	2004
Cash flows from (used for):
Accounts receivable	$418,842	$1,266,077	$(215,782)
Income taxes receivable	525,447	12,100	(104,129)
Prepaid expenses and other assets	36,912	(99,707)	(39,651)
Accounts payable and accrued liabilities	(454,958)	227,841	(35,737)
Income taxes payable	(415)	—	—
Deferred rent	12,108	—	—
Deferred revenue	(22,317)	13,702	92,732

	515,619	1,420,013	(302,567)

21	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2006	2005	2004
Current	$(4,876)	$(12,046)	$153,825
Future (recovered)	(724,177)	(13,964)	400,855

	(729,053)	(26,010)	554,680

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	$(5,087,761)	$(3,368,993)	$925,433

Expected provision for (recovery of) income taxes at the statutory rate	(1,629,101)	(1,070,666)	287,069
Impact of foreign and provincial rates	(3,676)	(348)	10,965
Change in future income tax balance due to change in rate	1,475,114	(947,104)	—
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	(571,165)	2,067,696	500,116
Benefit of prior years’ tax losses not previously recognized	(27,891)	(93,681)	(17,178)
Permanent difference, including amortization and impairment of goodwill and write-down of investment	27,666	18,093	(226,292)

Provision for (recovery of) income taxes	(729,053)	(26,010)	554,680

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2006	2005
Assets
Property and equipment	$2,627,190	$2,839,093
Non-capital losses (expiring 2007-2015)	6,656,115	8,636,086
Unrealized impairment losses on investments	848,548	764,853
Research and development expenses	487,753	362,077
Financing expenses	156,411	257,648
Intangible assets	459,966	363,640
Goodwill	57,001	42,574
Other	171,295	39,971

	11,464,279	13,305,942

Liabilities
Intangible assets	1,900,866	2,672,036

Net future income tax assets before valuation	9,563,413	10,633,906
Valuation allowance	(11,464,279)	(13,258,954)

	(1,900,866)	(2,625,048)

Presented as:
Current asset	—	33,505
Long-term asset	—	13,483
Long-term liability	(1,900,866)	(2,672,036)

	(1,900,866)	(2,625,048)

As at December 31, 2006, the Company also has temporary differences in United Kingdom of $17,946 (2005-$60,974), in United States of America for $2,075,622 (2005-$2,084,346) and in Australia for $684,770 (2005- $628,937) with no expiration date. No future tax assets were recognized in 2006 and in 2005 for these temporary differences.

In addition, the Company has capital losses amounting to $16,734,752 in 2005 (2005-$17,158,792) with no expiration date. No future tax assets were recognized in 2006 and in 2005 for these capital losses.

d)	As at December 31, 2006, the Company has non-capital loss carryforwards totalling approximately $21,564,000 for Federal and Provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

2007	$4,818,000
2008	3,510,000
2009	2,559,000
2010	3,417,000
2014	1,738,000
2015	4,623,000
2016	899,000

22	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2006	2005	2004
Product development and technical support expenses	$2,268,310	$1,276,346	$809,347
Research and development expenses	485,944	31,600	168,715

	2,754,254	1,307,946	978,062
Less: research and development tax credits	215,387	21,601	86,521

	2,538,867	1,286,345	891,541

As of December 31, 2006 the Company has non-refundable tax credits of $140,598 (2005-$54,912) with no expiration date.

23	Segment information

Since December 22, 2005, management decided to follow and measure its operations using two separate segments.

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•

Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

The segmented information is presented for the continuing operations.

	For the twelve months ended
	December 31, 2006
	Mamma Media Solutions	Copernic	Total
Revenues	$6,941,554	$2,654,848	$9,596,402
Costs of revenues	2,567,609	136,492	2,704,101
Marketing, sales and services	1,414,074	436,102	1,850,176
Product development and technical support	1,049,714	1,489,153	2,538,867
Amortization of property and equipment	88,466	89,726	178,192
Amortization of intangible assets	161,809	1,905,200	2,067,009
Write-downs and settlement costs	1,683,238	—	1,683,238

Segmented operating loss	(23,356)	(1,401,825)	(1,425,181)

Unallocated expenses
General and administration expenses, interest and loss on foreign exchange	—	—	3,662,580

Loss from continuing operations before income taxes	—	—	(5,087,761)

	For the twelve months ended
	December 31, 2005
	Mamma Media Solutions	Copernic	Total
Revenues	$9,392,437	$51,538	$9,443,975
Costs of revenues	4,182,543	902	4,183,445
Marketing, sales and services	2,022,142	1,783	2,023,925
Product development and technical support	1,258,162	28,183	1,286,345
Amortization of property and equipment	104,330	2,458	106,788
Amortization of intangible assets	200,226	41,805	242,031

Segmented operating income (loss)	1,625,034	(23,593)	1,601,441

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			4,970,434

Loss from continuing operations before income taxes			(3,368,993)

Geographic segment

	2006	2005	2004
Revenues:
Canada	$884,494	$206,446	$225,773
United States	4,682,376	7,435,905	13,427,257
Europe	3,728,775	1,644,632	873,924
Australia	241,137	—	—
Other	59,620	156,992	109,364

	9,596,402	9,443,975	14,636,318

	2006	2005	2004
Long-lived assets and goodwill:
Canada	$22,111,970	$25,455,637	$1,904,712

	22,111,970	25,455,637	1,904,712

24	Major Customers

The Company has two major customers, each account for more than 10% of the Company’s sales. Sales for each of them represented approximately 22% (2005 - 16%; 2004 - 2%) and 11% (2005 - 11%; 2004 – 11%), respectively, of the Company’s sales. The outstanding accounts receivable from these customers as at December 31, 2006 amount to approximately 20% (2005 - 10%) and 8% (2005 – 1%), respectively, of the total accounts receivable.

25	Contingencies and commitments

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions, which have been consolidated for trial, appear to be based on unsubstantiated rumours and newspaper reports. The Company has denied the allegations of wrongdoing against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. The Court in the consolidated case is considering approval of the settlement, including scheduling a fairness hearing that might take place sometime during the third quarter 2007. There can be no assurance that the court will approve the settlement on the terms agreed to.

Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company. The Company has recorded in Q3 2006 $650,000 as settlement costs and an additional $50,000 has been also accrued for professional fees related to finalizing the settlement.

Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as at December 31, 2006 are as follows:

Years ending December 31,
2007	$444,000
2008	189,000
2009	112,000
2010	18,000
Thereafter	—

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

The Company is exposed to credit risk on accounts receivable from its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2006, approximately 54% of accounts receivable are due from three customers, as compared to 39% from two customers in the previous year.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, temporary investments, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments. The fair value of the Company’s investments is presented in note 9.

Interest rate risk

As at December 31, 2006, the Company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rates
Temporary investments	From 4.85% to 5.23%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

27	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2006, 2005 and 2004, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

	2006	2005	2004
Other comprehensive income (loss)
Foreign currency translation adjustment (a)	$190,768	$9,485	$(80,680)

Net earnings (loss) in accordance with U.S. GAAP	(4,269,380)	(5,658,318)	1,104,407

Comprehensive income (loss)	(4,078,612)	(5,648,833)	1,023,727

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2006	2005
Capital stock
Capital stock in accordance with Canadian GAAP	$95,298,234	$95,298,234
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	112,067,804	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,706,183	5,249,902
Stock-based compensation costs (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,743,873	6,287,592

Accumulated other comprehensive gain (loss) (a)
Cumulative translation adjustment in accordance with Canadian GAAP	561,137	370,369

Accumulated deficit
In accordance with Canadian GAAP	(72,670,904)	(68,401,524)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(90,478,164)	(86,208,784)

Total shareholders’ equity in accordance with U.S. GAAP	28,894,650	32,516,981

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

The Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no difference between the Company’s net earnings (loss) for 2006, 2005 and 2004 under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

The Company has conformed with Share-Based Payment FAS 123(R) and therefore certain figures have been reclassified accordingly.

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

	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	$(5,087,761)	$(3,368,993)	$871,711
Provision for (recovery) of income taxes
Current	(4,876)	(12,046)	153,825
Future	(724,177)	(13,964)	347,133

28	Subsequent Events

a) Resignation of Two Officers

In January 2007, two officers resigned from their positions. In connection with their resignations, the Company will pay and record most of the termination costs of CDN$550,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting options for one of the officers. These changes will represent an additional non-cash item expense of approximately $270,000 which most of the amount will be recorded in Q1 2007.

b) Granting and Exercising of Options

On January 23, 2007, 70,500 and 21,803 stock options at an exercise price of $5.15 expiring in five years were granted to officers and employees of the Company, respectively.

On February 26, 2007, 10,000 stock options at an exercise price of $4.99 expiring in five years were granted to an employee of the Company.

As at March 16, 2007, 113,765 stock options were exercised with exercise prices ranging between $1.53 and $2.57 and 15,288 options were cancelled.

c) Purported Securities Class Action Lawsuit

On March 1, 2007, an order by the court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directs that on or before Friday, March 9, the Company and its insurance carrier shall pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class. Under the settlement agreement, the Company is responsible for paying $650,000 which was paid on March 7, 2007 and our insurance carrier for paying the balance of the Cash Settlement Amount.

The order provides for notice of the proposed settlement to be mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19.	EXHIBITS

The following are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1	Articles of Incorporation of Mamma.com Inc, as amended. (Filed as Exhibit 1.1 to the Company’s Form 20-F filed May 31, 2005)

1.2	Bylaws of Mamma.com Inc., as amended. (Filed as Exhibit 1.2 to the Company’s Form 20-F filed May 31, 2005)

4.1	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002. (Filed as Exhibit 4.4 to the Company’s Form 20-F filed May 31, 2005)

4.2	Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003, the Amended Agreement dated May 5, 2003 and the termination letter regarding the investment banking agreement. (Filed as Exhibit 4.5 to the Company’s Report on Form 20-F filed May 31, 2005)

4.3	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003. (Filed as Exhibit 4.6 to the Company’s Form 20-F filed May 31, 2005)

4.4	Asset Purchase Agreement dated January 27, 2004 (without Exhibits and Schedules), the Amendment to Asset Purchase Agreement dated February 12, 2004, the Escrow Agreement dated February 12, 2004 and the Indemnity Agreement dated February 12, 2004 between Mamma.com Inc. and ACE*COMM. (Filed as Exhibit 4.7 to the Company’s Form 20-F filed May 31, 2005)

4.5	Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letter dated March 16, 2004 (Filed as Exhibit 4.8 to the Company’s Form 20-F filed May 31, 2005)

4.6	Securities Purchase Agreement among the Company, Chris Tsistinas, Erik Kretschmar, Digital Arrow LLC and High Performance Broadcasting, Inc. dated June 10, 2004. (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed May 31, 2005)

4.7	Securities Purchase Agreement among the Company and the several purchasers thereunder dated June 30, 2004. (Filed as Exhibit 4.10 to the Company’s Form 20-F filed May 31, 2005)

4.8	Revised Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letters dated July 16 and September 8, 2004. (Filed as Exhibit 4.11 to the Company’s Form 20-F filed May 31, 2005).

4.9	Amendment to Consulting Agreement among Mamma.com Inc. and Dave Goldman Advisors Ltd. and David Goldman dated May 23, 2005. (Filed as Exhibit 4.12 to the Company’s Form 20-F filed May 31, 2005)

4.10	Share Purchase Agreement among Mamma.com Inc., Martin Bouchard, Éric Bouchard, 4332903 Canada, Inc., 4332911 Canada, Inc. and others, (Filed as Exhibit 99.2 to the Company’s Form 6-K filed December 29, 2005)

4.11	Share Purchase Agreement among Mamma.com Inc., Copernic Technologies, Inc. and others dated December 22, 2005 (Filed as Exhibit 99.3 to the Company’s Form 6-K filed December 29, 2005).

8.1*	List of Subsidiaries of Mamma.com Inc.

11	Code of Ethics (filed as Exhibit 11 to the Company’s Form 20-F filed March 31, 2006)

12.1*	Certification of Martin Bouchard under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of RSM Richter LLP.

15.2	Audit and Finance Committee Charter (filed as Exhibit 15.3 to the Company’s Form 20-F filed March 31, 2006)

15.3	Compensation Committee Charter (filed as Exhibit 15.4 to the Company’s Form 20-F filed March 31, 2006)

15.4	Nominating and Corporate Governance Committee Charter (filed as Exhibit 15.5 to the Company’s Form 20-F filed March 31, 2006)

*	Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 29, 2007

MAMMA.COM INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	Executive Chairman

/s/ Martin Bouchard
	Name:	Martin Bouchard
	Title:	President and Chief Executive Officer

/s/ Daniel Bertrand
	Name:	Daniel Bertrand
	Title:	Executive Vice President and Chief Financial Officer