Form 20-F/A
period 2006-12-31
MAMMA COM INC
filed 2007-05-14
CIK 839435

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of April 30, 2007:

14,589,197 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act.

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

NOT APPLICABLE.

EXPLANATORY NOTE

This Form 20-F/A is being filed by Mamma.com Inc. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F filed on March 29, 2007 (the “Form 20-F”). The purpose of this Amendment No. 1 is (i) to correct a typographical error by the Company’s Edgar filing agent made in the table entitled “Quarterly Financial Highlights” in Item 5 while converting the Form 20-F to Edgar format; (ii) to amend the information under the subheading “Statement of Corporate Governance Practices” in Item 6 to include certain additional disclosures regarding corporate governance practices relative to Ontario that will be contained in the Company’s Management Information Circular pertaining to its Annual and Special Meeting of Shareholders for 2007; (iii) to correct typographical errors in the “Summary Compensation Table” to reflect the correct bonus amount reported in 2004 for Guy Fauré and to include values for other annual compensation reported for Patrick Hopf for the years 2004, 2005 and 2006, which were inadvertently omitted; (iv) to indicate that under an applicable exemption from the listing standards of The Nasdaq Stock Exchange®, the quorum for any meeting of the Company’s shareholders is two or more shareholders present in person or represented by proxy holding at least 20% of the total number of votes attaching to all shares carrying the right to vote at the meeting; and (v) to update the Report on Executive Compensation to include results of a meeting of the Compensation Committee on March 29, 2007 wherein the Compensation Committee increased Martin Bouchard’s annual salary effective February 1, 2007 to CA $240,000. This Form 20-F/A does not change the other disclosures set forth in the Form 20-F as originally filed and, except as expressly indicated herein, does not reflect events occurring after, or provide information subsequent to, the original filing date of the Form 20-F. Please read our Exchange Act Reports filed with or furnished to the Securities and Exchange Commission since March 29, 2007, the filing date of the Form 20-F, which update and supersede information contained in the Form 20-F and this Amendment No. 1.

Part I

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

Copernic Desktop Search® is a powerful yet easy-to-use search engine right to the user’s PC. It allows instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. This technology is also licensed to companies such as ISPs and portals. Copernic Desktop Search® has garnered several prestigious awards and recognition including top honors from PC Magazine and CNET, among others.

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

Copernic Desktop Search® licensing to ISPs, portals and E-commerce sites generate license, maintenance and customization revenues.

Copernic Agent Personal/Pro®, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search advertising

Approximately 75% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The

Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com “The Mother of All Search Engines®” and Copernic Agent®) and third party search properties of approximately 376 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

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

Software licensing

Approximately 10% of our revenues came from software licensing. This type of revenue is provided entirely by Copernic, which we acquired on December 22, 2005. The business model is based on selling licenses of Copernic Desktop Search® software to ISPs and portals as well as Copernic Agent Personal/Pro®, Copernic Summarizer® and Copernic Tracker® software through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues came from customized development and maintenance support. This type of revenue is also provided entirely by Copernic. The business model is based on billing our technical team’s software customization services and maintenance support.

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

4.	Piper Jaffray: “We expect global online advertising revenue to reach $81.1 billion by 2011, representing a 21% CAGR (2006 –2011). We expect U.S. online advertising revenue to reach $42 billion by 2011, representing 11.4% of total advertising budgets, up from approximately 6.6% of total advertising budgets in 2006. In the United States, we expect search revenues to reach $21.5 billion by 2011, slightly ahead of non-search revenues of $20.5 billion, while we expect both segments to grow at a CAGR of around 17% (2006-2011).” (February 2007) source: http://searchviews.com/archives/2007/02/piper_jaffray_study.php

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

Settlement of class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York (the “Court”). The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. Under the terms of the settlement agreement, plaintiffs would receive U.S. $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company.

On March 1, 2007, an order by the Court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class (as defined in the settlement agreement). Under the settlement agreement, the Company is responsible for paying $650,000, which we paid on March 7, 2007, and we understand our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

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

Granting, exercising and cancellation of stock options

During the period beginning January 1, 2006 and ending March 29, 2007, the following options were granted, exercised and cancelled:

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

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported loss from continuing operations of $4,358,708 ($0.31 per share) in 2006 compared to a loss of $3,342,983 ($0.27 per share) in 2005 and earnings of $370,753 ($0.03 per share) in 2004.

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

In 2005, investing activities used cash of $13,131,709 of which $15,851,922 was used for the acquisition of Copernic, $140,630 used for purchases of property and equipment and intangible assets and the decrease in temporary investments provided cash of $2,860,843.

The use of cash in 2004 of $6,495,722 mainly reflected the net increase in short-term investments of $6,850,979 composed of commercial paper with maturity dates in excess of 120 days, purchases of property and equipment and intangible assets of $79,718 and cash provided from discontinued operations of $434,975 reflected the cash consideration for the sale of the assets of IBT of $1,699,185 partially compensated by the acquisition of Digital Arrow for a cash consideration of $1,264,210.

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

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York (the “Court”) against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations. On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action currently pending in the Court. The settlement, which has been preliminarily approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. The Court has scheduled a hearing July 9, 2007 to hear objections in connection with the courts consideration of whether the settlement is fair and all procedural requisites have been met. For more information regarding the settlement procedures, refer to the section of this Managements’ Discussion and Analysis of Results of Operations captioned “Recent events – Settlement of class action lawsuit”.

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

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2006, the closing per share price of our Common Shares has varied from $0.97 to $7.95. During that same period, the daily trading volume of our Common Shares has varied between 13,900 and 53,459,600 with an average daily trading of 1,430,483 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from The NASDAQ Stock Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

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

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 and December 31, 2006, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at December 31, 2006 will be sufficient to meet normal operating requirements throughout 2007. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

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

Selected Annual Information

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

	For the years ended December 31,
	2006	2005	2004
Revenues	$9,596	$9,444	$14,636
Earnings (loss) from continuing operations	(4,358)	(3,343)	371
Results of discontinued operations, net of income taxes	89	(2,315)	734
Net earnings (loss) for the year	(4,269)	(5,658)	1,104
Earnings (loss) per share from continuing operations
Basic and diluted	(0.31)	(0.27)	0.03
Net earnings (loss) per share
Basic and diluted	(0.30)	(0.46)	0.10

Total assets	$33,339	$38,327	$35,166

Quarterly Financial Highlights

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$3,566	$1,891	$1,929	$2,210	$1,638	$2,391	$2,413	$3,002
Earnings (loss) from continuing operations	365	(2,553)	(1,270)	(900)	(740)	(574)	(1,375)	(654)
Results of discontinued operations, net of income taxes	55	5	4	25	(23)	(931)	(1,124)	(237)
Net earnings (loss) for the period	420	(2,548)	(1,266)	(875)	(763)	(1,505)	(2,499)	(891)
Earnings (loss) per share from continuing operations
Basic	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)
Diluted	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)
Net earnings (loss) per share
Basic	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)
Diluted	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

QUORUM FOR SHAREHOLDER MEETINGS

In accordance with an exemption from the requirements of The Nasdaq Stock Exchange® applicable to home country practices, the quorum for any meeting of the Company’s shareholders is two or more shareholders present in person or represented by proxy holding at least 20% of the total number of votes attaching to all shares carrying the right to vote at the meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Company.

The Board of Directors has approved and adopted a document entitled “Responsibilities of the Board of Directors and its Three Committees” which sets forth the responsibilities for the Board and these three committees. That document was revised and approved by the Board of Directors on March 29, 2006 and is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. It was prepared in response to certain corporate governance concerns. That document includes the Board’s mandate, the Charters of the Board’s three committees and the Company’s insider trading policy and code of ethics. The Company’s code of ethics is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. In accordance with the policies and guidelines outlined in that document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board of Directors does not act until all factors have been adequately considered. This approach is expected of management and, to a relevant degree, all employees of the Company.

1.	Composition of the Board of Directors

More than fifty percent of the directors of the Company are “independent” directors. An independent director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, as required by the standards of The NASDAQ Stock Exchange® and the Ontario Securities Commission.

The Chair of the Board of Directors is David Goldman, who is not an independent director. The Board feels strongly that Mr. Goldman’s abilities, extensive experience as a director of listed companies and role in the Company make him best suited for this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent. Independent directors meet regularly through in camera sessions conducted after or during each meeting of the Board. The independent directors, when they deem it advisable, make recommendations to the Board on various matters. The Board will continue to encourage regular meetings of the independent directors through in camera sessions as it feels that it is a good way to facilitate Board operations independently of management and to maintain and improve the quality of governance.

The directors consider the following directors to be independent to the Company: Claude E. Forget, Irwin Kramer, Dr. David Schwartz and W. Brian Edwards. Through October 2, 2001, Claude E. Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Company, whose business was subsequently sold. The Board of Directors has determined that Martin Bouchard and David Goldman are not independent because they are officers of the Company.

During the 2006 fiscal year the Board of Directors met 11 times and all of the Directors attended all of the meetings, except for Brian Edwards, who attended 10 of the 11 meetings, and Dr. David Schwartz, who attended 9 of the 11 meetings.

The Board of Directors’ mandate is set forth in the document entitled “Responsibilities of the Board of Directors and its Three Committees,” which provides in pertinent part:

It is the explicit responsibility of the Board of Directors to assume the global stewardship of the Company and to ensure itself of the pertinence and efficiency of the key functions and of the following matters:

•	Strategic planning.

•	Financial management.

•	Identification of the principal risks associated with the activities of the Company and the establishment of an appropriate system to manage these risks.

•	Succession planning, including appointing, training and monitoring officers.

•	The communications policy of the Company with its shareholders.

•	The integrity of the Company’s internal control and management information systems.

The Board has drawn up a written position description for the Chairman of the Board and for the CEO. The Chairman of a Board committee is mainly responsible for overseeing how the committee is managed and that it effectively performs its duties and to guide the committee in the performance of its charter mandate and any other matter which the Board delegates to the committee.

The Board ensures that each new director has the necessary abilities, expertise, availability and knowledge to properly perform his duties and provides him with the corporate information and documentation required to do so. Additional education of directors and information about our activities is available upon request.

All directors, officers and employees who have information giving them reasonable grounds to believe that certain accounting practices or the auditing of the Company are illegal or irregular, or that other violations of our Code of Ethics have or are occurring, can and are encouraged to utilize the Company’s Whistleblower Policy.

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2006.

Our Code of Ethics clearly states that the directors and executive officers must avoid any transaction or event which could give rise to a conflict of interest. If an event or transaction occurs in which a director has a material interest, he must disclose his interest to the Board and refrain from voting with respect to any matter related thereto.

The role of the Nominating and Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors.

2.	Committees of the Board of Directors

The Company maintains three standing committees: the Audit and Finance Committee, the Nominating and Governance Committee and the Compensation Committee.

As part of its ongoing review of corporate governance matters, on March 29, 2006 the Company’s Board of Directors approved Charters constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as required by the standards of The NASDAQ Stock Exchange®.

Prior to that time the nominating and executive compensation functions were administered in a single committee.

Composition of the Audit and Finance Committee

The current members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, W. Brian Edwards and Claude E. Forget, all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2006, the Audit and Finance Committee met ten times and the Company’s independent auditors were present at six of these meetings.

Composition of the Nominating and Governance Committee

The current members of the Nominating and Governance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and W. Brian Edwards.

The Nominating and Governance Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

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

Composition of the Compensation Committee

The current members of the Compensation Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and W. Brian Edwards.

The Compensation Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

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

In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Company’s shareholders. The compensation packages include:

i)	Salary and Benefits

Salary and benefits policies of the Company are determined by bench marking similar businesses in the Internet sector and are targeted at the mid range in the sectors, taking into account the economic trends, the Company’s competitive position and performance and extraordinary contributions to the Company.

ii)	Short-Term Incentive Compensation

The Company provides short-term cash incentive compensation to those individuals of its senior management and its subsidiaries whose responsibilities and attainment of personal and Company objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments are approved by the Compensation Committee and are based on specific goals in these areas. Incentive compensation targets for each individual are set during the first quarter of each year.

In the case of Named Executive Officers, as defined hereinafter under the heading “Statement of Executive Compensation”, targeted incentive compensation varies in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally, when operating results and financial performance objectives are exceeded bonuses are higher, when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Company.

The Board of Directors, upon recommendation of the Compensation Committee, also may award bonuses as deemed necessary to compensate management for circumstances where warranted to reward extraordinary contributions to the Company not reflected in our results of operations if and when deemed in the Company’s best interest.

For the year ended December 31, 2006, for all of the officers, no incentive compensation was earned related to Company objectives as minimal financial targets were not met; however, some executive officers were paid bonuses base upon their contributions to the Company.

iii)	Retention Compensation

In view of the circumstances in 2005 confronting the Company, including the continuing pendency of the SEC investigation, the securities class action lawsuit, and defection of several of the Company’s advertising network sales employees to form a competing business, a retention compensation program was initiated. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf, Patrick Gagné and Joel Lamantia would receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period would be the date of the 2006 annual general meeting (but no later than June 30, 2006). Awards were forfeited if the executive left voluntarily before the end of the retention period, or was terminated for cause. Patrick Gagné left the Company before the end of the retention period, therefore, no retention bonus was paid to him.

iv)	Long-Term Incentive Compensation

The long-term incentive component of the Company’s compensation program consists of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Company. The stock option plan of the Company is described below under the heading “Stock Option Plan”.

The Compensation Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company’s common shares as traded on The NASDAQ Stock Exchange® in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined by the Compensation Committee on a discretionary basis.

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

Effective January 31, 2007, Mr. Fauré resigned as President and Chief Executive Officer and Director of the Company and was replaced by Martin Bouchard in these positions.

Martin Bouchard was Executive Vice President, Chief Strategist and Technology Officer from December 22, 2005 to January 31, 2007. Martin Bouchard’s annual salary of CA$200,000 with a short term annual incentive compensation at a mid point of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other executive officers given Martin Bouchard’s position as the No. 2 officer in the Company. As Martin Bouchard was not a director at the time of these contractual negotiations, he was not involved in any discussions or approval by the Compensation Committee and the Board of these employment conditions. On February 1, 2007, Martin Bouchard was appointed President and Chief Executive Officer of the Company. On March 29, 2007, the Compensation Committee increased Martin Bouchard’s annual salary to CA$240,000 effective February 1, 2007 following a competitive compensation study carried out for the Company by an external consultant. Martin Bouchard is not a member of the Compensation Committee and was not involved in such determination.

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

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2006 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate. Exchange rate conversions were .77014 in 2004, .82622 in 2005 and .88206 in 2006.

Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $		Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)
Guy Fauré[1] President and Chief Executive Officer	2006 2005 2004	224,705 199,520 167,083	179,940 49,573 157,484	[2]	3,718 3,980 496,295
David Goldman[3] Executive Chairman	2006 2005 2004	Nil Nil Nil	Nil Nil Nil		Nil Nil 718,352
Daniel Bertrand Executive Vice President and Chief Financial Officer	2006 2005 2004	153,326 136,040 119,841	116,644 57,835 77,168	[4]	3,722 3,990 172,128
Martin Bouchard Executive Vice President	2006 2005 2004	176,158 — —	13,231 — —		2,382 — —
Éric Bouchard Vice President - Products	2006 2005 2004	149,798 — —	23,992 — —		2,372 — —
Patrick Hopf Executive Vice President - Business Development	2006 2005 2004	125,816 107,016 94,688	88,488 16,524 53,503	[5]	2,869 1,660 99,261

[1]

Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company will pay Mr. Fauré termination compensation and record the termination costs of CDN$510,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting of options. These changes will represent an additional non-cash item expense of approximately US$267,000 which will be recorded in Q1 2007.

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

[4]	Includes a bonus of $9,209 and retention compensation of $107,435.

[5]	Includes a bonus of $6,986 and retention compensation of $81,502.

		Long Term Compensation				All Other Compen- sation U.S. $
Name and Principal Occupation	Year	Awards			Payouts
		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $
Guy Fauré[1] President and Chief Executive Officer	2006 2005 2004	Nil 176,500 75,000	[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Goldman[3] Executive Chairman	2006 2005 2004	Nil 75,000 75,000	[4]	Nil Nil Nil	Nil Nil Nil	125,004 173,859 159,573	[3] [3] [3]
Daniel Bertrand Executive Vice President and Chief Financial Officer	2006 2005 2004	Nil 87,500 50,000	[5]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Martin Bouchard Executive Vice President	2006 2005 2004	Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Éric Bouchard Vice President – Products	2006 2005 2004	Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Patrick Hopf Executive Vice President – Business Development	2006 2005 2004	Nil 46,800 Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

[1]	Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007.

[2]	In February 2005, Guy Fauré voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

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

David Goldman was Chairman and Chief Executive Officer of the Company until January 12, 2004 when he became the Executive Chairman of the Company. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Company but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Company.

The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This company was remunerated for services rendered on an hourly rate of CA$250. These consulting arrangements may be terminated on sixty (60) days’ notice by either party.

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

Éric Bouchard has been Vice President - Products since the acquisition of Copernic by the Company. In 2006, Éric Bouchard’s annual salary of CA$170,000 with a short term annual incentive compensation at a mid point of 40% of base salary for meeting targeted financial performance ranging from a minimum of 20% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 60% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other officers. On January 1, 2007, Éric Bouchard’s compensation was increased to CA$181,000 consistent with compensation data provided by Towers Perrin. The Company is presently having a competitive compensation/incentive plan study carried out by a consultant to review 2007 compensation packages for officers.

There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

Compensation of Directors

During the fiscal year ended December 31, 2006, directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum, the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating and Governance Committees received a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending Board and committee meetings on the same day and members of the Audit, Compensation, and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a Board or committee meeting held via teleconference, directors received a payment of $500.

Directors and Officers Insurance

The Company has purchased director and officer liability insurance covering each director and executive officer of the Company. The insurance, which provided coverage for the directors, officers and the Company for liability up to $15,000,000, was scheduled to expire on March 28, 2007. On March 27, 2007, the Company renewed its director and officer liability insurance for a total coverage of $20,000,000.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors and executive officers of the Company and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Company or any of its subsidiaries.

Stock Option Plan

In 1999, the Company adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding ten years. The exercise price of the options may not be less than the market price of the Company’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within three months and disability in which event they are exercisable within one year). The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000, May 23, 2002 and June 7, 2006 provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,400,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed fifteen percent (15%) of the outstanding common shares of the Company, and (ii) at no time may any optionee hold more than five percent (5%) of the outstanding common shares of the Company under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2006. No options were granted to officers in 2006.

Option Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officers during the financial year ended December 31, 2006.

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Aggregate Options Exercised During the Most Recently Completed Financial Year and

Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/Unexer- cisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/Unexer- cisable
David Goldman	Nil	Nil	61,750 / 57,250	132,923 / 139,998
Guy Fauré*	Nil	Nil	110,875 / 127,125	238,773 / 270,498
Daniel Bertrand	Nil	Nil	53,625 / 62,875	116,725 / 135,085
Patrick Hopf	Nil	Nil	25,741 / 33,393	59,645 / 71,732
Joel Lamantia	Nil	Nil	12,050 / 14,650	24,731 / 27,574
Martin Bouchard	Nil	Nil	Nil / Nil	Nil / Nil
Éric Bouchard	Nil	Nil	Nil / Nil	Nil / Nil
Claude E. Forget	Nil	Nil	8,333 / 16,667	21,749 / 43,501
Dr. David Schwartz	Nil	Nil	8,333 / 16,667	21,749 / 43,501
Irwin Kramer	Nil	Nil	8,333 / 16,667	21,749 / 43,501
W. Brian Edwards	Nil	Nil	Nil / 25,000	Nil / 69,000

*	As part of his termination agreement effective January 31, 2007, vesting of unvested options was accelerated.

Option and SAR Repricing

No options were repriced during the year ended December 31, 2006.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2006

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Daniel Bertrand	10,000	2.57	2.57	4/30/2013
Daniel Bertrand	5,000	1.99	1.99	1/16/2013
Daniel Bertrand	12,500	6.28	6.28	2/15/2012
Daniel Bertrand	75,000	2.28	2.28	11/8/2010
Daniel Bertrand	14,000	3.58	3.58	11/5/2010
W. Brian Edwards	25,000	2.13	2.13	3/17/2011
Guy Fauré	25,000	2.57	2.57	4/30/2013
Guy Fauré	7,500	1.99	1.99	1/16/2013
Guy Fauré	26,500	6.28	6.28	2/15/2012
Guy Fauré	150,000	2.28	2.28	11/8/2010
Guy Fauré	29,000	3.58	3.58	11/5/2010
Claude E. Forget	25,000	2.28	2.28	11/18/2010
David Goldman	7,500	2.57	2.57	4/30/2013
David Goldman	7,500	1.99	1.99	1/16/2013
David Goldman	75,000	2.28	2.28	11/8/2010
David Goldman	29,000	3.58	3.58	11/5/2010
Irwin Kramer	25,000	2.28	2.28	11/8/2010
Dr. David Schwartz	25,000	2.28	2.28	11/8/2010
Joel Lamantia	2,500	1.99	1.99	1/16/2013
Joel Lamantia	4,700	6.28	6.28	2/15/2012
Joel Lamantia	15,000	2.28	2.28	11/8/2010
Joel Lamantia	4,500	3.58	3.58	11/5/2010
Patrick Hopf	2,500	1.99	1.99	1/16/2013
Patrick Hopf	6,800	6.28	6.28	2/15/2012
Patrick Hopf	40,000	2.28	2.28	11/8/2010
Patrick Hopf	6,500	3.58	3.58	11/5/2010
Patrick Hopf	3,334	1.53	1.53	2/25/2009

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2006, the information with respect to all of our compensations plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by shareholders	682,232	$2.84	717,768
Total:	682,232	$2.84	717,768

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

SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the NASDAQ Composite Index for the five-year period commencing December 31, 2001 and ending December 31, 2006.*

	2002	2003	2004	2005	2006
Mamma	59	147	288	114	226
NASDAQ	68	103	112	113	124

*	The above graph assumes an initial investment in the NASDAQ Composite Index and in the Company’s common shares of $100 as of December 31, 2001, as well as the reinvestment of all subsequent dividends, if any. All prices for the NASDAQ Composite Index and the Company’s common shares were obtained from The NASDAQ Stock Exchange®.

ITEM	19. EXHIBITS

The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed as Exhibits to the Form 20-F with the Commission:

12.3*	Certification of Martin Bouchard under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.4*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.2*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

*	Filed as an Exhibit to this Form 20-F/A.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

MAMMA.COM INC.

May 14, 2007

	By:	/s/ David Goldman
		Name:	David Goldman
		Title:	Executive Chairman

	By:	/s/ Martin Bouchard
		Name:	Martin Bouchard
		Title:	President and Chief Executive Officer

	By:	/s/ Daniel Bertrand
		Name:	Daniel Bertrand
		Title:	Executive Vice President and Chief Financial Officer