Form 20-F
period 2007-12-31
COPERNIC INC
filed 2008-03-28
CIK 839435

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________

0-17164
(Commission file number)

COPERNIC INC.
(Exact name of registrant as specified in its charter)

(FORMERLY MAMMA.COM INC.)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares, as of March 19, 2008:

14,637,531 Common Shares

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Act.

Yes	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	☒

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

Large Accelerated Filer	Accelerated Filer	Non-Accelerated Filer	☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☒	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE.

EXPLANATORY NOTES

On June 14, 2007, the Company changed its name from Mamma.com Inc. to Copernic Inc.

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all monetary amounts are expressed in United States dollars.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS	4
PART I	5
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
OFFER STATISTICS AND EXPECTED TIMETABLE	5
KEY INFORMATION	5
INFORMATION ON THE COMPANY	16
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
FINANCIAL INFORMATION	63
THE OFFER AND LISTING	65
ADDITIONAL INFORMATION	69
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II	73
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
CONTROLS AND PROCEDURES	74
AUDIT COMMITTEE FINANCIAL EXPERT	76
CODE OF ETHICS	76
PRINCIPAL ACCOUNTANT FEES AND SERVICES	76
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	81
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	82
FINANCIAL STATEMENTS	82
EXHIBITS	114
SIGNATURES	116

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “BELIEVES,” “EXPECTS,” “MAY,” “DESIRES,” “WILL,” “SHOULD,” “PROJECTS,” “ESTIMATES,” “CONTEMPLATES,” “ANTICIPATES,” “INTENDS,” OR ANY NEGATIVE SUCH AS “DOES NOT BELIEVE” OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; DELAYS IN MARKET ACCEPTANCE OF NEW PRODUCTS; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ CAPITAL MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; AND THE ADVERSE RESOLUTION OF LITIGATION OR RELATED EVENTS COULD HAVE A NEGATIVE IMPACT ON THE COMPANY, INCREASE COMPANY EXPENSES OR CAUSE EVENTS OR RESULTS TO DIFFER FROM CURRENT EXPECTATIONS. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR THE ONTARIO SECURITIES COMMISSION (“OSC”) RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM, OR THE COMPANY’S WEB SITE AT WWW.COPERNIC-INC.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2007, 2006 and 2005, and consolidated balance sheets data as at December 31, 2007 and 2006 is derived from the audited consolidated financial statements included in Item 17. All other financial information below is unaudited and derived from sources not included in Item 17. The selected consolidated financial data in the following tables should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

CANADIAN GAAP
YEAR ENDED DECEMBER 31st

	2007	2006	2005	2004	2003
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	8,116,408	9,596,402	9,443,975	14,636,318	8,938,863
Earnings (loss) from continuing operations	(14,430,826)	(4,358,708)	(3,342,983)	370,753	88,990
Results of discontinued operations, net of income taxes	-	89,328	(2,315,335)	733,654	(300,053)
Net earnings (loss) for the year	(14,430,826)	(4,269,380)	(5,658,318)	1,104,407	(211,063)
Basic and diluted earnings (loss) per share from continuing operations	(0.99)	(0.31)	(0.27)	0.03	0.01
Basic and diluted earnings (loss) per share from discontinued operations	-	0.01	(0.19)	0.07	(0.04)
Basic and diluted net earnings (loss) per share	(0.99)	(0.30)	(0.46)	0.10	(0.03)
Weighted average number of shares – basic	14,564,894	14,340,864	12,168,117	10,758,604	6,207,360
Weighted average number of shares – diluted	14,564,894	14,340,864	12,168,117	11,209,906	8,041,236

	2007	2006	2005	2004	2003
	$	$	$	$	$
Consolidated Balance Sheets Data
Total assets	18,357,856	33,339,488	38,327,198	35,166,098	11,736,414
Total liabilities	2,557,462	4,444,838	5,810,217	3,130,526	3,716,276
Net assets	15,800,394	28,894,650	32,516,981	32,035,572	8,020,138
Working capital	6,413,044	8,533,546	8,944,985	27,528,003	4,351,746
Capital stock	96,556,485	95,298,234	95,298,234	90,496,088	70,522,179
Additional paid-in capital	5,784,502	5,706,183	5,249,902	3,921,806	904,008
Accumulated other comprehensive gain	561,137	561,137	370,369	360,884	441,564
Accumulated deficit	(87,101,730)	(72,670,904)	(68,401,524)	(62,743,206)	(63,847,613)
Shareholders’ equity	15,800,394	28,894,650	32,516,981	32,035,572	8,020,138

Other
Cash dividends	None	None	None	None	None

U.S. GAAP
YEAR ENDED DECEMBER 31st

	2007	2006	2005	2004	2003
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	8,116,408	9,596,402	9,443,975	14,636,318	8,938,863
Earnings (loss) from continuing operations	(14,430,826)	(4,358,708)	(3,342,983)	370,753	88,990
Results of discontinued operations, net of income taxes	-	89,328	(2,315,335)	733,654	(300,053)
Net earnings (loss) for the year	(14,430,826)	(4,269,380)	(5,658,318)	1,104,407	(211,063)
Basic and diluted earnings (loss) per share from continuing operations	(0.99)	(0.31)	(0.27)	0.03	0.01
Basic and diluted earnings (loss) per share from discontinued operations	-	0.01	(0.19)	0.07	(0.04)
Basic and diluted net earnings (loss) per share	(0.99)	(0.30)	(0.46)	0.10	(0.03)
Weighted average number of shares – basic	14,564,894	14,340,864	12,168,117	10,758,604	6,207,360
Weighted average number of shares – diluted	14,564,894	14,340,864	12,168,117	11,209,906	8,041,236

	2007	2006	2005	2004	2003
	$	$	$	$	$
Consolidated Balance Sheets Data
Total assets	18,357,856	33,339,488	38,327,198	35,166,098	11,736,414
Total liabilities	2,557,462	4,444,838	5,810,217	3,130,526	3,716,276
Net assets	15,800,394	28,894,650	32,516,981	32,035,572	8,020,138
Working capital	6,413,044	8,533,546	8,944,985	27,528,003	4,351,746
Capital stock	113,326,055	112,067,804	112,067,804	107,265,658	87,291,749
Additional paid-in capital	6,822,192	6,743,873	6,287,592	4,959,496	1,941,698
Accumulated other comprehensive gain	561,137	561,137	370,369	360,884	441,564
Accumulated deficit	(104,908,990)	(90,478,164)	(86,208,784)	(80,550,466)	(81,654,873)
Shareholders’ equity	15,800,394	28,894,650	32,516,981	32,035,572	8,020,138

Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2007 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2007 $
Cash, cash equivalents and restricted cash	2,907,028
Temporary investments	3,965,384
Indebtness
current liabilities	1,807,261
Obligations under capital leases	99,788
Future income taxes	650,413
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,784,502
Cumulative translation adjustment	561,137
Accumulated deficit	(87,101,730)
Total shareholders’ equity	15,800,394
Total capitalization	18,357,856

(Prepared in accordance with US GAAP)	As at December 31, 2007 $
Cash and cash equivalents and restricted cash	2,907,028
Temporary investments	3,965,384
Indebtness
current liabilities	1,807,261
Obligations under capital leases	99,788
Future income taxes	650,413
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,822,192
Cumulative translation adjustment	561,137
Accumulated deficit	(104,908,990)
Total shareholders’ equity	15,800,394
Total capitalization	18,357,856

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2007, approximately 20% and 14% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 22% and 11% of our revenues in 2006 and 16 % and 11% of our revenues in 2005. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Copernic Inc. in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.
•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.
•	Our ability to attract advertisers.
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
•	Our focus on long term goals over short term results.
•	The results of any investments in risky projects.
•	Payments that may be made in connection with the resolution of litigation matters.
•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.
•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.
•	Geopolitical events such as war, threat of war or terrorist actions.
•	Our ability to generate Copernic Desktop Search (“CDS”) revenues through licensing and revenue share.

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

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft, Yahoo, Google and Ask.com have a variety of Internet products, services and content that directly competes with our products, services, content and advertising solutions. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us.

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

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services. Barriers to entry in our business are generally low and products, once developed, can be distributed quickly and to a wide range of customers at a reasonably low cost.

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

Our revenues declined in 2007 and we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. Also, our operating margin has declined as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

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

We generated a significant portion of our revenues in 2007 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

New technologies could block our ads, which would harm our business.

Technologies are being developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2006 and 2007, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from The NASDAQ Stock Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Through the month of December 2007 our stock price had steadily declined and as of December 31, 2007 our stock price was $1.41 per share. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

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

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favorable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at December 31, 2007 will be sufficient to meet normal operating requirements throughout 2008. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $7.4M as at December 31, 2007, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.8M as at December 31, 2007, may be written-down in the future.

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

Our business depends on the continued growth and maintenance of the Internet infrastructure.

The success and availability of our internet based products and services depend on the continued growth, maintenance and use of the Internet. Spam, viruses, worms, spyware, denial of service attacks, phishing and other acts of malice may affect not only the Internet’s speed and reliability but also its desirability for use by customers. If the Internet is unable to meet these threats placed upon it, our business, advertiser relationships, and revenues could be adversely affected.

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

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud or other malicious applications or activity of others, we could lose the confidence of our advertisers as well as face potential litigation, government regulation or legislation, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads and other clicks that advertisers may perceive as undesirable. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. These types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. Advertiser dissatisfaction with click fraud and other traffic quality related claims has lead to litigation and possible governmental regulation of advertising. Any increase in costs due to any such litigation, government regulation, or refund could negatively impact our profitability.

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

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt and where adopted, strengthen laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

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

As at March 19, 2008, we had 646,392 warrants at a weighted average exercise price of $15.60 and 860,801 stock options at a weighted average exercise price of $2.69 outstanding. As at March 19, 2008, the exercise prices of all outstanding warrants and options were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,507,193 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. In 2007, revenues were increased by approximately $128,000 and total expenses were also increased by $348,000 resulting in a net loss $220,000 due to the fluctuation of foreign currencies.

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

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. Although we have high expectations for the Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. Any failure or continued significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

GENERAL INFORMATION

The legal name of the Company is Copernic Inc. and the Company operates under the commercial names Mamma.com and Copernic. The Company was incorporated on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s principal executive officers are located at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, Canada H2Y 1S1.

The Company maintains its registered office c/o Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.

RECENT EVENTS

Resignation and departure of two officers

On February 11, 2008 the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development. 117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which will be recorded in Q1 2008.

On February 8, 2008 the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which will be recorded in Q1 2008. Mr. Marc Ferland, a director of the Company, is appointed President and CEO commencing on March 3, 2008.

Write-down of intangible assets and goodwill

In Q4 2007, the Company concluded that its software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were significantly less than their carrying value. Therefore, write-downs of $1,333,415 for trade names, $652,055 for customer relationships and goodwill of $7,214,531 were recorded in 2007.

Also in Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks, pop-up campaigns and general demand for all graphic ads. Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill related to this unit had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value. Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

Write-down of investment

In Q4 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

Closure of SEC investigation

On September 19, 2007, the United States Securities and Exchange Commission (“SEC”) informed the Company by letter that it had closed its investigation of the Company, commenced in 2004, concerning certain trading in the shares of the Company and other matters, and that the SEC did not intend to recommend enforcement action against the Company.

Settlement of class action lawsuit

On July 16, 2007, the Company announced that the United States District Court, Southern District of New York (the “Court”) had approved the settlement of the class action following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement was fair and all procedural requisites were met. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, was distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration. Subsequently, one of the three shareholders has declined its right to the class action lawsuit.

Name change of Mamma.com Inc. to Copernic Inc.

On June 8, 2007, the Company’s shareholders approved changing the Company’s name from Mamma.com Inc. to Copernic Inc. at its Annual General and Special Meeting of the Shareholders. On June 14, 2007, articles of amendment were filed at the Ministry of Consumer and Business Services of Ontario effecting the name change. On June 21, 2007, the Company’s stock ticker symbol was changed to “CNIC”.

Agreement for financial advisory services

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

Resignation of two officers

In January 2007, two officers resigned from their positions. In connection with their resignations, the Company paid and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $4.90 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new board members at an exercise price of $1.67 expiring in five years.

As at September 30, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 59,037 stock options were cancelled.

As at November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

As at December 31, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 83,065 were cancelled or had expired.

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

RECENT AGREEMENT

ThomasLloyd Capital LLC

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

OTHER AGREEMENTS

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

At the completion of the Copernic Technologies Inc. acquisition, total fees paid to MCF were $618,468 including the fairness opinion fee of $200,000.

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

As at March 30, 2005, Maxim Group, LLC had exercised all its warrants.

ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

Acquisition of Copernic Technologies Inc.

On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic Technologies Inc. including an amount to settle Copernic Technologies Inc.’s outstanding stock appreciation right obligations.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic Technologies Inc.’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company’s common shares issued to owners of Copernic Technologies Inc. has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common shares for the two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the Company’s statement of operations from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

On May 31, 2006, Copernic Technologies Inc. was wound up into the Company. The wind-up allows the Company to use carry forward tax losses where needed.

In 2006, the purchase price allocation was adjusted to reflect additional assets and liabilities assumed by the Company. These adjustments resulted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic Technologies Inc. at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

In 2006, $379,382 was received by the Company from the sellers of Copernic Technologies Inc. to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

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

Digital Arrow, which the Company acquired on June 10, 2004, was a privately held marketing company that was engaged in the distribution of online, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly-owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow was determined to be $8.23 per share. The operations of the business have been included in the Company’s consolidated financial statements since June 1, 2004.

This acquisition has been accounted for using the purchase method. The fair value of the net assets acquired was $1,535,744, which with goodwill of $556,196, resulted in a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 for cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210.

INCUBATOR ACTIVITIES

Prior to February 2001, when the Company announced a moratorium on new incubator activities, the Company had engaged in incubator management services and held positions in companies in the analog circuit, new media and telecommunications sectors. These companies included LTRIM Technologies Inc., (“LTRIM”), interWAVE communications International, Ltd. Tri-Link Technologies Inc., TEC Technology Evaluation.com Corporation, uPath.com Inc. and ESP Media Inc. The Company had written down completely or disposed of its interest in all of these companies, except for LTRIM.

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

In 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to significant corporate restructuring and therefore recorded a write-down of $150,000 to bring its investment value to nil.

BUSINESS OVERVIEW

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, e-mails and e-mail attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement - advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units - priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 221 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Copernic Desktop Search Corporate Edition® software is sold from our e-commerce store or direct from corporate sales on a per license basis to businesses, academic institutions, non-profit organizations and government environments.

PRINCIPAL MARKETS

Although we operate in the global on-line market, and now engage in the development and sale of information management and search solution products, the majority of our users and customers are concentrated in the U.S., Europe and Canada. Our total revenues in 2007 can be divided into several categories: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues. The following table gives a breakdown of the total revenues by category for the last five financial years. The operations of Copernic Technologies Inc. have been included since December 23, 2005.

				CUSTOMIZED
	SEARCH	GRAPHIC	SOFTWARE	DEVELOPMENT AND
YEAR	ADVERTISING	ADVERTISING	LICENSING	MAINTENANCE SUPPORT
	US$	US$	US$	US$
2007	7,246,838	107,871	415,263	346,436

2006	7,197,868	827,104	957,488	613,942

2005	4,970,373	4,456,399	6,671	10,532

2004	9,659,024	4,965,198	-	12,096

2003	5,787,980	3,150,883	-	-

SEASONALITY AND FLUCTUATION IN REVENUES

The Company is subject to seasonal fluctuations affecting its operations and results. Historically, the first and third quarters have shown significant decreases in search and graphic revenues, which the Company believes are respectively attributable to decreased advertising and Internet use during the post-Christmas lull and the Summer holiday season.

Although not seasonal, our software licensing revenues fluctuate from quarter to quarter based upon the quarters in which we obtain new agreements or existing agreements terminate.

MARKETING CHANNELS AND SALES METHODS

The Company maintains its own sales and marketing staff and has its own experienced direct sales force to address the new and evolving requirements of its target markets. Although the Company itself does not expend significant resources on public relations, the Company markets itself through on-line advertising, press releases, internally sponsored events and trade shows.

The Company solicits revenues by direct sales force, e-mail directly to the end client, or through specialized search engines through advertising agencies or network distribution business associates who mainly specialize in the online advertising market. Search listings are solicited either directly or through on-line marketing campaigns from the end client.

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

COMPETITION

The Company primarily competes in the areas of on-line advertising and software licensing which includes sales of licenses, customization and maintenance support.  The market for these services are in a constant state of flux and competition is intense.

The Company faces intense competition expects this competition will continue to intensify. The Company’s markets are subject to rapid changes in technology and marketing strategies and the Company is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of the Company’s current and potential competitors in on-line advertising and software licensing, includes Google, Ask.com, Miva, Looksmart, Findwhat, Microsoft, Yahoo!, Value Click, FastClick, Burst Media, Tribal Fusion and X1 have significant operating histories, larger customer bases, greater brand name recognition, greater access to proprietary content and significantly greater financial, marketing and other resources which give them a competitive advantage.

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

ORGANIZATIONAL STRUCTURE

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The transaction has allowed the Company to use carry forward tax losses. On May 31, 2006, the wholly owned subsidiary, Copernic Technologies Inc. which was acquired on December 22, 2005, was wound up into the Company. During 2007 and 2008, a few non-active companies were wound up into the Company. As at March 27, 2008 the Company had an active wholly-owned subsidiary, Mamma.com USA, Inc. and non-operating, wholly-owned subsidiaries which are dormant corporations that the Company will be winding up.

The Company leases two office locations. They are in Quebec City, Canada with 13,000 square feet and Montreal, Canada with 3,400 square feet.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of Copernic Inc. for the three years ended December 31, 2007, 2006 and 2005 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 27 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 27, 2008.

Business overview

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, e-mails and e-mail attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 221 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal / Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Copernic Desktop Search Corporate Edition® software is sold from our e-commerce store or direct from corporate sales on a per license basis to businesses, academic institutions, non-profit organizations and government environments.

Search advertising

Approximately 89% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com "The Mother of All Search Engines" and Copernic Agent®) and third party search properties of approximately 117 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 1% of our revenues were generated from our ad network business. The revenue model in this sector is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (ex: travel, entertainment, finance). The publisher network consists of about 104 active small to medium sized Web sites that subscribe to our service through an online or direct representation contract and give us access to their advertising inventory. The Company recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts of a percentage of revenues generated from campaigns published on their Web sites.

Software licensing

Approximately 5% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search to ISPs and portals as well as Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker through our e-commerce store.

Customized development and maintenance support

Approximately 5% of our revenues were as a result of customized development and maintenance support. The business model is based on billing our technical team for software customization and maintenance support.

Industry Trends and Facts released in publications:

1. According to eMarketer, online advertising is expected to grow by 28.5% in 2008 up from 26.8% in 2007.  Additionally, spending on paid search advertising is expected to grow by 27.5% in 2008 up from 26.8% in 2007. (January 7th, 2008)
Source: http://www.brandcurve.com/online-advertising-to-grow-285-in-2008/

2.  By 2011, 75% of the US workforce will be mobile. Pressure on companies to provide work/life balance programs for employees combined with advances in mobile technologies is increasing the number of mobile workers in the U.S. and around the world. By year-end 2011, IDC expects nearly 75% of the US workforce will be mobile (February 10, 2008)
Source: http://www.itfacts.biz/category/wireless-data

3. The time spent looking for and not finding information costs an organization $6 million a year. Including the cost of reworking information because it hasn’t been found costs that organization an additional $12 million a year.
Source: IDC and KMWorld

4. More than 100 million handsets with touch screens will be shipped in 2008.
Source: ABI Research, October 2007

5. Business mobile data application to generate $100 billion by 2012.
Source: ABI Research, September 2007

Recent events

Resignation and departure of two officers

On February 11, 2008 the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development. 117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which will be recorded in Q1 2008.

On February 8, 2008 the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which will be recorded in Q1 2008. Mr. Marc Ferland, a director of the Company, is appointed President and CEO commencing on March 3, 2008.

Write-down of intangible assets and goodwill

In Q4 2007, the Company concluded that its software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were significantly less than their carrying value. Therefore, write-downs of $1,333,415 for trade names, $652,055 for customer relationships and goodwill of $7,214,531 were recorded in 2007.

Also in Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks, pop-up campaigns and general demand for all graphic ads. Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill related to this unit had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value. Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

Write-down of investment

In Q4 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

Closure of SEC investigation

On September 19, 2007, the United States Securities and Exchange Commission (“SEC”) informed the Company by letter that it had closed its investigation of the Company, commenced in 2004, concerning certain trading in the shares of the Company and other matters, and that the SEC did not intend to recommend enforcement action against the Company.

Settlement of class action lawsuit

On July 16, 2007, the Company announced that the United States District Court, Southern District of New York (the “Court”) had approved the settlement of the class action following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement was fair and all procedural requisites were met. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, was distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration. Subsequently, one of the three shareholders has declined its right to the class action lawsuit.

Name change of Mamma.com inc. to Copernic Inc.

On June 8, 2007, the Company’s shareholders approved changing the Company’s name from Mamma.com Inc. to Copernic Inc. at its Annual General and Special Meeting of the Shareholders. On June 14, 2007, articles of amendment were filed at the Ministry of Consumer and Business Services of Ontario effecting the name change. On June 21, 2007, the Company’s stock ticker symbol was changed to “CNIC”.

Agreement for financial advisory services

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

Resignation of two officers

In January 2007, two officers resigned from their positions. In connection with their resignations, the Company paid and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $4.90 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new board members at an exercise price of $1.67 expiring in five years.

As at September 30, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 59,037 stock options were cancelled.

As at November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

As at December 31, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 83,065 were cancelled or had expired.

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

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments and determination of the fair value of the intangible assets on recent acquisitions. Each of these critical accounting policies is described in more detail below.

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

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

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

Recent accounting changes

a) For changes affecting 2005

Consolidation of variable interest entities

The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this section did not have a significant impact on the financial statements.

b) For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook. This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company. The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

c) Recently published accounting changes

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

d) Future accounting changes

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this new Section.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these new Sections.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8th, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives. It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract will not have any impact on the Company’s financial statements.

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this new Section.

Transition to International Financial Reporting Standards (“IFRS”)

The CICA has announced the final date for the required conversion of publicly accountable enterprises from Canadian GAAP to IFRS. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Results of Operations

Revenues

2007 as compared to 2006

In 2007, the Company generated revenues of $8,116,408 compared to $9,596,402 for the previous year, a decrease of 15%.

During 2007, search advertising revenues increased to $7,246,838 from $7,197,868 in 2006, an increase of $48,970 or 0.7%. In the first half of 2007, revenues were higher than the same period in 2006 but were lower during the second half of 2007.

In 2007, graphic advertising totalled $107,871 compared to $827,104 for the same period last year, a decrease of $719,233 or 87%. The decrease is due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units.

Software licensing stood at $415,263 in 2007 compared to $957,488 in 2006, a decrease of $542,225 or 57%. The decrease is explained by the sale of one major CDS license in 2006 compared to two smaller CDS licenses in 2007.

Customized development and maintenance support revenues generated $346,436 in 2007 compared to $613,942 for the same period last year, a decrease of $267,506 or 44%. The decrease is explained by maintenance support contracts that were not renewed in 2007.

2006 as compared to 2005

Revenues for 2006 were $9,596,402 compared to $9,443,975 in 2005, an increase of 2%.

In 2006 search advertising revenues increased by $2,227,495 or 45% to $7,197,868 from $4,970,373 in 2005. The increased is explained mainly by an expanded distribution network and new clients and additional revenues generated by the acquisition of Copernic Technologies Inc. at the end of 2005.

Graphic advertising revenues totalled $827,104 in 2006 compared to $4,456,399 for the same period in 2005, a decrease of $3,629,295 or 81%. The variance is explained by the decline of pop-up campaigns, a decrease in demand for all other graphic ad units and significant delays in re-orientating our sales team’s focus on quality top-tier agencies as opposed to low-tier broker business.

Software licensing went from $6,671 in 2005 to $957,488 in 2006 an increase of $950,817. The 2005 results represents only 7 days of operations of Copernic Technologies Inc. as compared to a full year in 2006 and by a sale of one major CDS license during 2006.

In 2006, customized development and maintenance support amounted $613,942 compared to $10,532 in 2005 an increase of $603,410. The 2005 results represents only 7 days of operations of Copernic Technologies Inc. as compared to a full year of operation in 2006.

Expenses

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services.

2007 as compared to 2006

In 2007, cost of revenues represented $2,636,410 or 36% over search and graphic advertising revenues, compared to $2,704,101 or 34% over search and graphic advertising revenues for the same period in 2006.

Search payouts totalled $2,244,715 in 2007 compared to $2,022,516 for the same period last year and represented respectively 31% and 28% over search revenues. The increase in percentage in 2007 is explained by higher payouts to partners which deliver better quality traffic.

In 2007, graphic payouts amounted to $17,641 compared to $286,919 for the same period in 2006 and represented respectively 16% and 35% over graphic advertising revenues. The decrease in percentage is explained by reversal of old graphic payable payouts that totalled respectively $42,037 in 2007 compared to $144,671 in 2006. Excluding the cumulative reversals of both years, the percentage of payouts over graphic revenues would both have been respectively 55% and 52%. The increase in percentage in 2007 is also explained by higher payouts to partners which deliver better quality traffic.

In 2007, bandwidth costs decreased by $20,612 or 5% to $374,054 from $394,666 for the same period last year. These reductions were due to lower traffic.

2006 as compared to 2005

For the fiscal year ended December 31, 2006, cost of revenues represented $2,704,101 or 34% over search and graphic advertising revenues, compared to $4,183,445 or 44% over search and graphic revenues for the same period in 2005.

In 2006, search payouts totalled $2,022,516 compared to $1,638,780 for the same period last year and represented respectively 28% and 33% over search revenues. The decrease in percentage in 2006 is explained by new search revenues through Copernic Agent® and Copernic Desktop Search® that have no payout associated to them.

For the twelve-month period ended December 31, 2006, graphic payouts stood at $286,919 or 35% over graphic revenue compared to $2,264,700 or 51% over related revenue for the same period in 2005. The decrease in percentage over revenue in 2006 is explained by the reversal of old accruals amounting to $144,671. If we exclude this adjustment, the payouts for 2006 would have stood at $431,590, representing 52% over graphic revenues compared to 51% for the same period last year.

The bandwidth costs were $394,666 for the twelve-month period ended December 31, 2006, compared to $279,965 for the same period in 2005.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, marketing, sales and services increased by $47,646 or 3% from $1,850,176 in 2006 to $1,897,822. The variance for the twelve-month period reflected an increase in salaries due to reorganization of the department, professional services due to new sales consultants for CDS and stock-based compensation of respectively $127,000, $93,000 and $67,000. The increases were offset by a decrease in purchase of algorithmic contents and publicity and promotion of respectively of $137,000 and $117,000 due to reduced revenue.

2006 as compared to 2005

For the year ended December 31, 2006, marketing, sales and services expenses stood at $1,850,176 compared to $2,023,925 in 2005, representing a decrease of $173,749 or 9%.

The variance for the year is explained by the decrease of charges paid for algorithmic content of $162,000, decrease of publicity, bad debt expense and salaries and related costs of respectively $69,000, $62,000 and $38,000. The decrease was offset by an increase in recruiting fees and professional services of respectively $97,000 and $65,000.

General and administration

General and administrative expenses include in the salaries and associated costs of employment of executive management and finance personnel, including stock-based compensation. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

2007 as compared to 2006

For the year ended December 31, 2007, general and administrative expenses increased by $695,245 to $4,691,572 from $3,996,327 in 2006. The increase is mainly explained by the termination costs of approximately $695,000, which included a non-cash item for accelerated vesting options of $253,236, related to the departure of the former President and CEO of the Company in January 2007.

2006 as compared to 2005

In 2006, general and administrative expenses amounted to $3,996,327 compared to $5,692,092 in 2005, a decrease of $1,695,765.
The decrease is mainly explained by the reduction of $2,278,000 of professional fees, which included a reimbursement of $460,000 by our insurance company in relation with the SEC investigation. This reduction was mainly offset by two items: an increase of $306,000 in stock-based compensation explained by a combination of a reversal of expenses due to cancellation of options in 2005 and new options granted and an increase of $245,000 of salaries and related costs mainly related to the acquisition of Copernic Technologies Inc.

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our team software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, product development and technical support decreased to $2,416,410 from $2,538,867 in 2006, representing a decrease of $122,457. The decrease is explained by a reduction in salaries due to a reorganization of our R&D team.

2006 as compared to 2005

In 2006, product development and technical support expenses amounted to $2,538,867 compared to $1,286,345 in 2005, an increase of $1,252,522 and mainly explained by additional expenses of $1,460,970 related to the acquisition of Copernic Technologies Inc. in December 2005 and offset by a reduction in salaries expenses of $207,000 due to the reorganization of the R&D department in Montreal.

Amortization of property and equipment

2007 as compared to 2006

Amortization of property and equipment totalled $302,509 for the year ended December 31, 2007, compared to $178,192 for the same period last year. The increase is explained by acquisitions of equipment during the year of approximately $150,000 and the change in the amortization rates, from 30% in 2006 to 50% in 2007 and from 20% to 33% for computer equipment and for furniture respectively.

2006 as compared to 2005

In 2006, amortization of property and equipment stood at $178,192 compared to $106,788 in 2005. The increase was related to acquisition of Copernic Technologies Inc. at the end of December 2005 and acquisitions of equipment during 2006 for approximately $76,000.

Amortization of intangible assets

2007 as compared to 2006

For the fiscal year ended December 31, 2007, amortization of intangible assets decrease to $1,991,286 from $2,067,009 in 2006. The decrease is explained by the write-down of intangible assets recorded in Q3 2006 of $413,238.

2006 as compared to 2005

Amortization of intangible assets stood at $2,067,009 in 2006 compared to $242,031 in 2005. The increase is explained by the amortization of intangible assets resulting from the acquisition of Copernic Technologies Inc. on December 22, 2005.

Write-downs and settlement costs

2007 as compared to 2006

In 2007, write-downs and settlement costs amounted to $10,146,311 compared to $1,683,238 for the same period last year.

In Q4 2007, the Company recorded write-downs of goodwill and intangible assets related to Copernic Technologies Inc. acquisition of respectively $7,214,531 and $1,985,470. The Company’s software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the assessment of the fair value of the Company’s assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of goodwill and intangible assets were significantly less than the carrying value for these assets.

In Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and general decrease for all graphic ads. Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value. Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

Also in Q4 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

These expenses were offset by the reversal of $50,000 of class action settlement costs.

In 2006, the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM investment of $570,000.

2006 as compared to 2005

In 2006, the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM investment of $570,000, none in 2005.

Interest and other income

2007 as compared to 2006

Interest and other income stood at $401,183 in 2007 compared to $415,950 in 2006.

2006 as compared to 2005

Interest income and other income decreased to $415,950 in 2006 from $768,738 in 2005. The decrease reflected lower liquidities following the acquisition of Copernic Technologies Inc. at the end of 2005.

Loss on foreign exchange

Loss on foreign exchange totalled $115,071 for the year ended December 31, 2007 compared to $82,203 in 2006 and $47,080 in 2005.

The increased loss is mainly due to the appraisal of the Canadian dollar in 2007.

Recovery of income taxes

For the fiscal year 2007, the recovery for current and future income taxes amounted to $1,248,974 compared to $729,053 in 2006 and $26,010 in 2005.

In 2007, the recovery of income taxes is explained by current income tax paid of $1,479 and the reversal of $1,250,453 of future income tax liability due to the current amortization and write-downs of Copernic Technologies Inc.’s intangible assets.

In 2006, the recovery of future income taxes is explained by a recovery of previous year’s income tax for $4,876 and the reversal of $724,177 of future income tax liability related to the amortization of Copernic Technologies Inc.’s intangible assets.

In 2005, the recovery of income taxes is explained by the reassessment of previous year’s income tax returns for $12,046 and the reversal of future income tax liability related to the amortization of Copernic Technologies Inc.’s intangible assets for $13,964.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $14,430,826 ($0.99 per share) in 2007, compared to a loss of $4,358,708 ($0.31 per share) in 2006 and a loss of $3,342,983 ($0.27 per share) in 2005.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow are nil in 2007 compared to contribution to earnings of $89,328 ($0.01 per share) in 2006 and a loss of $2,315,335 ($0.19 per share) in 2005.

In 2006, the contribution of Digital Arrow was due to a reversal of a reserve for salary expenses after a settlement with two former employees and a reversal of the provision for remaining restructuring costs.

In 2005, the loss from discontinued operations of Digital Arrow amounting to $2,315,335 included a write-down of $1,625,898 for property and equipment, intangible assets and goodwill.

Loss for the year

The loss for the year totalled $14,430,826 ($0.99 per share) in 2007 compared to a loss of $4,269,380 ($0.30 per share) in 2006 and a loss of $5,658,318 ($0.46 per share in 2005). For 2007, 2006 and 2005, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Liquidity and capital resources

As at December 31, 2007, the Company had liquidities of $6,872,412 which were composed of $2,099,560 in cash and cash equivalents, restricted cash of $807,468 and $3,965,384 in temporary investments compared to $7,971,459 in 2006 which consisted of $2,379,617 in cash and cash equivalents and $5,591,842 in temporary investments. For the year ended December 31, 2007, working capital was $6,413,044 compared to $8,533,546 for the previous year.

Operating activities

In 2007, the cash used for operating activities of $1,527,890 is mainly due to the loss from continuing operations net of non-cash items of $2,518,048 offset by net change in non-cash working capital items of $990,158. The cash used for discontinued operations in 2007 totalled $6,253.

In 2006, the cash used is explained by the loss from continuing operations net of non-cash items of $1,343,253 offset by net change in non-cash working capital items of $515,619. The cash used for discontinued operations in 2006 stood at $83,948.

In 2005, the cash used is mainly due to the loss from continuing operations net of non-cash items of $2,871,195 offset by the net change in non-cash working capital of $1,420,013. The cash used from discontinued operations amounted to $630,288 in 2005.

Investing activities

In 2007, investing activities provided cash of $1,408,367 mainly explained by the decrease of temporary investments of $1,626,458 offset by the purchases of property and equipment and intangible assets of $218,091.

In 2006, investing activities used cash of $1,326,652 mainly explained by the purchase of temporary investments of $1,578,530 offset by a reimbursement related to Copernic Technologies Inc. business acquisition of $379,382 and purchases of intangible assets and property and equipment of $127,504.

In 2005, investing activities used cash of $13,131,709 of which $15,851,922 was used for the acquisition of Copernic Technologies Inc., $140,630 used for purchases of property and equipment an intangible assets and the decrease in temporary investments provided cash of $2,860,843.

Financing activities

In 2007, financing activities provided cash totalling $676,258 from issuance of capital stock upon exercise of options offset by repayment of obligations under capital leases of $23,071. In 2006, no cash was provided by, nor used in the financing activities of the Company. In 2005, financing activities used cash of $1,046,731 mainly explained by the redemption of common shares of the Company.

Liquidity and capital resources

The Company considers that its liquidities will be sufficient to meet normal operating requirements until the end of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.

Concentration of credit risk with customers

As at December 31, 2007, four customers represented 54% of our accounts receivable compared to 54% from three customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers, which represented more than 10% of the Company’s net accounts receivable, have paid accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Q4 2007 Results

Revenues

Revenues for the three-month period ended December 31, 2007 (“Q4”) totalled $1,654,352 compared to $3,566,421 for the same period in 2006, a decrease of $1,912,069 or 54%. In Q4 2007, each revenue type was lower than the same period in 2006.

Search advertising revenues went from $2,503,771 in Q4 2006 to $1,431,583 in Q4 2007, a decrease of $1,072,188 or 43%. The decrease is explained by a change of our client mix.

Graphic advertising totalled $14,584 for the three-month period ended December 31, 2007 compared to $131,634 for the same period last year, a decrease of $117,050 or 89%. The decrease is due to the decline in pop-up campaigns and a general decrease in demand for all other graphic ad units.

Software licensing stood at $85,751 in Q4 2007 compared to $701,181 in Q4 2006, a decrease of $615,430 or 88%. The decrease is explained by the sale of one significant CDS license in Q4 2006 of approximately $570,000 compared to no significant one in 2007.

Customized development and maintenance support revenues generated $122,434 in Q4 2007 compared to $229,834 for the same period last year, a decrease of $107,400 or 47%. The decrease is explained by two contracts that were not renewed in 2007 for a total amount of $192,000 offset by various new small contracts.

Expenses

Cost of revenues

In Q4 2007, cost of revenues represented $543,763 or 38% over search and graphic advertising revenues, compared to $918,920 or 35% over search and graphic advertising revenues for the same period in 2006.

In Q4 2007, search payouts totalled $428,193 compared to $754,628 for the same period last year, represented 35% and 34% over search revenues respectively.

In Q4 2007, graphic payouts stood at $5,321 compared to $77,044 for the same period in 2006, represented respectively 36% and 59% over graphic advertising revenue. In 2007, the payouts were reduced by the reversal of old graphic payable of $3,019. Excluding the adjustment, the percentage of payout over revenue would have been 57%. The higher percentage in Q4 2006 is explained by a fixed payout of $10,000 for a specific partner who got cancelled.

The bandwidth costs were $110,249 in Q4 2007 compared to $87,248 for the same period in 2006. The bandwidth costs were higher in Q4 2007 due to the transition period of shifting data centers.

Marketing, sales and services

In Q4 2007, marketing, sales and services expenses decreased to $480,531 from $502,415 in Q4 2006, a decrease of $21,884. The variance is mainly explained by the decrease in training and recruiting fees of $96,000 for our US team incurred in Q4 2006 offset by the increase in stock based compensation costs and sales consulting fees of respectively $46,000 and $29,000.

General and administration

General and administrative expenses in Q4 2007 totalled $1,020,709 as compared to $1,029,243 for the same period last year, a decrease of $8,534 or 1%. The variance is explained by a decrease of insurance expense and salaries offset by an increase in legal fees and stock-based compensation.

Product development and technical support

Product development and technical support expenses amounted to $651,830 in Q4 2007, compared to $614,340 for the same period last year, an increase of $37,490 or 6%. The increase is explained by the increase in stock based compensation costs of $43,000 offset by the increase of tax credit of $62,000 and the reversal in Q4 2006 of a provision for litigation of $27,000.

Amortization of property and equipment

Amortization of property and equipment totalled $119,220 in Q4 2007, compared to $48,968 for the same period last year. The increase is explained by acquisitions of equipment and the change in the amortization rates, from 30% in 2006 to 50% in 2007 and from 20% to 33% for computer equipment and for furniture respectively.

Amortization of intangible assets

Amortization of intangible assets increased to $511,384 in Q4 2007, compared to $487,914 for the same period last year. The increase is explained by acquisitions of software and the change in the amortization rates, from 30% in 2006 to 50% in 2007 for software.

Write-downs, settlement and other costs

In Q4 2007, write-downs and settlement costs amounted to $10,146,311.

In Q4 2007, the Company recorded write-downs of goodwill and intangible assets related to Copernic Technologies Inc. acquisition of respectively $7,214,531 and $1,985,470. The Company’s software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of the assets related to the software unit, the Company concluded that its assets had suffered a loss in value and the fair value of intangible assets was significantly less than the carrying value for these assets. A write-down of goodwill of $846,310 due to industry pressures on advertising rates, slow down in sponsored clicks and general decrease for all graphic ads related to search / media and a write-down of LTRIM investment of $150,000 were also recorded. These expenses were offset by the reversal of $50,000 for class action settlement costs.

Interest and other income

Interest income and other income decreased to $74,078 in Q4 2007 from $102,978 in Q4 2006. The decrease is explained by lower liquidities during Q4 2007 compared to the same period last year.

Loss on foreign exchange

Loss on foreign exchange totalled $41,164 for Q4 2007, compared to a gain of $51,392 for the same period last year mainly due to the appraisal of the Canadian dollar in Q4 2007.

Income taxes

The recovery of future income taxes relates to the amortization of intangible assets which does not have the same asset base for accounting and tax purposes. Recovery of future income taxes totalled $796,401 in Q4 2007, compared to $246,356 for the same period last year. The increase of recovery for income taxes is explained by the reversal of future income taxes liability in relation with the write-downs of intangible assets in Q4 2007.

Loss (earnings) from continuing operations and loss (earnings) per share from continuing operations

The Company reported a loss from continuing operations of $10,990,081 ($0.75 per share) in Q4 2007, compared to earnings of $365,347 ($0.03 per share) for the same period last year.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow in Q4 2007 are $nil compared to contribution to earnings of $54,828 ($0.00 per share) in Q4 2006.

Net loss (earnings) and net loss (earnings) per share

Net loss for the three-month period ended December 31, 2007, totalled $10,990,081 ($0.75 per share), compared to net earnings of $420,175 ($0.03) per share for the same period last year.

Off-balance sheet arrangements

As at December 31, 2007 and 2006, the Company has no off-balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$
2008	524,000
2009	174,000
2010	56,000
2011	33,000
2012	22,000
Thereafter	-

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

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

As at December 31, 2007, the Company has change of control agreements with certain executive officers. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $1,018,000 for these specific officers.

Risks and uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2007, approximately 20% and 14% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 22% and 11% of our revenues in 2006 and 16 % and 11% of our revenues in 2005. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Copernic Inc. in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

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

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft, Yahoo, Google and Ask.com have a variety of Internet products, services and content that directly competes with our products, services, content and advertising solutions. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us.

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

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services. Barriers to entry in our business are generally low and products, once developed, can be distributed quickly and to a wide range of customers at a reasonably low cost.

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

Our revenues declined in 2007 and we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. Also, our operating margin has declined as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

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

We generated a significant portion of our revenues in 2007 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

New technologies could block our ads, which would harm our business.

Technologies are being developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2006 and 2007, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from licensing of Copernic ® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from The NASDAQ Stock Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Through the month of December 2007 our stock price had steadily declined and as of December 31, 2007 our stock price was $1.41 per share. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

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

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favorable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at December 31, 2007 will be sufficient to meet normal operating requirements throughout 2008. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $7.4M as at December 31, 2007, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.8M as at December 31, 2007, may be written-down in the future.

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

Our business depends on the continued growth and maintenance of the Internet infrastructure.

The success and availability of our internet based products and services depend on the continued growth, maintenance and use of the Internet. Spam, viruses, worms, spyware, denial of service attacks, phishing and other acts of malice may affect not only the Internet’s speed and reliability but also its desirability for use by customers. If the Internet is unable to meet these threats placed upon it, our business, advertiser relationships, and revenues could be adversely affected.

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

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud or other malicious applications or activity of others, we could lose the confidence of our advertisers as well as face potential litigation, government regulation or legislation, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads and other clicks that advertisers may perceive as undesirable. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. These types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. Advertiser dissatisfaction with click fraud and other traffic quality related claims has lead to litigation and possible governmental regulation of advertising. Any increase in costs due to any such litigation, government regulation, or refund could negatively impact our profitability.

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

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt and where adopted, strengthen laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

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

As at March 19, 2008, we had 646,392 warrants at a weighted average exercise price of $15.60 and 860,801 stock options at a weighted average exercise price of $2.69 outstanding. As at March 19, 2008, the exercise prices of all outstanding warrants and options, were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,507,193 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

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

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. In 2007, revenues were increased by approximately $128,000 and total expenses were also increased by $348,000 resulting in a net loss $220,000 due to the fluctuation of foreign currencies.

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

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. Although we have high expectations for the Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. Any failure or continued significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2007.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.” Management’s evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 identified the following material weaknesses in our internal control over financial reporting:

Area	Deficiencies	Remediation actions	Scheduled date for remediation
Security	No user session time out in place	An automatic lock has been implemented for all workstations and servers	Done on March 3rd 2008

Security	No efficient log of activities for US servers is available for appropriate monitoring of activity by IT management	The US datacenters will be closed by end of March 31, 2008 and replaced by Canadian datacenters already in operations. All processes are in place and well documented for new data centers.	Done on February 18th 2008

Entity level	Conflict of segregation of duties: Search application programmer and Database Administrator	More control will be put in place and a design accommodation Implementation of internal controls have been done by end of February 2008 to mitigate situation.	Done on February 28th 2008

Security	No monitoring of access granted to temporary users
A procedure will be put in place in order to ensure that all 3rd party consultants will sign the following forms: NDA, Security Policy. Also a timeframe for the user access will also be documented. This will be reviewed by the security committee in its first quarter meeting.
To be done on March 31st 2008

Security	Access rights review does not include shared folders and database	New policies will be implemented as per target date.	To be done on April 15th 2008

Entity level	Privileged access to financial application to be improved	A solution will be designed to have a super user password for accounting software that will not be known by anyone. Two people will have a portion of the password in order to improve the control.	To be done on March 31st 2008

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

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at March 19, 2008	Book value as at December 31, 2007 under Canadian GAAP	Book value as at December 31, 2007 under US GAAP
14,637,531	$96,556,485	$113,326,055

As at March 19, 2008, the Company also had 646,392 warrants and 860,801 stock options outstanding.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” "estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations.  For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic-inc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Selected Annual Information

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2007 $	2006 $	2005 $	2004 $	2003 $

Revenues	8,116	9,596	9,444	14,636	8,939
Earnings (loss) from continuing operations	(14,431)	(4,358)	(3,343)	371	89
Results of discontinued operations, net of income taxes	-	89	(2,315)	734	(300)
Earnings (loss) for the year	(14,431)	(4,269)	(5,658)	1,104	(211)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.99)	(0.31)	(0.27)	0.03	0.01
Net earnings (loss) per share
Basic and diluted	(0.99)	(0.30)	(0.46)	0.10	(0.03)

Total assets	18,358	33,339	38,327	35,166	11,736

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	2007				2006
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenues	1,654	1,867	1,953	2,642	3,566	1,891	1,929	2,210
Earnings (loss) from continuing operations	(10,990)	(975)	(1,085)	(1,381)	365	(2,553)	(1,270)	(900)
Results of discontinued operations, net of income taxes	-	-	-	-	55	5	4	25
Net earnings (loss) for the period	(10,990)	(975)	(1,085)	(1,381)	420	(2,548)	(1,266)	(875)

Earnings (loss) per share from continuing operations
Basic	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)
Diluted	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)
Net earnings (loss) per share
Basic	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)
Diluted	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Marc Ferland	Director and Officer	President, and Chief Executive Officer Copernic Inc.	September 21, 2007

Daniel Bertrand	Officer	Executive Vice President and Chief Financial Officer Copernic Inc.	July 8, 1999

Éric Bouchard	Officer	Vice President - Products Copernic Inc.	December 22, 2005

David Goldman	Director and Officer	Executive Chairman, Copernic Inc. Director, SNC-Lavalin Group Inc. (an engineering and construction company listed on the Toronto Stock Exchange)	May 24, 2001

Martin Bouchard	Director	Consultant	December 22, 2005

Claude E. Forget	Director	Consultant	October 11, 1999

Irwin Kramer	Director	President, iCongo, Inc. (an e-commerce and service company)	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002

Lawrence Yelin	Director	Attorney, Fasken Martineau DuMoulin LLP	September 21, 2007

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

The Board of Directors has approved and adopted a document entitled “Responsibilities of the Board of Directors and its three Committees” which sets forth the responsibilities for the Board and these three committees. That document is available on SEDAR at www.sedar.com. That document includes the Board’s mandate, the Charters of the Board’s three committees and the Company’s insider trading policy and code of ethics. The Company’s code of ethics is available on SEDAR at www.sedar.com. In accordance with the policies and guidelines outlined in that document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board of Directors does not act until all factors have been adequately considered. This approach is expected of management and, to a relevant degree, all employees of the Company.

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

The Chair of the Board of Directors is David Goldman, who is not an independent director. Mr. Goldman also sits on the board of directors of SNC-Lavalin Group Inc. The Board feels strongly that Mr. Goldman’s abilities, extensive experience as a director of listed companies and role in the Company make him best suited for this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent. Independent directors meet, when they deem it advisable, through in camera sessions conducted after or during each meeting of the Board. The independent directors, when they deem it advisable, make recommendations to the Board on various matters. The Board will continue to encourage regular meetings of the independent directors through in camera sessions as it feels that it is a good way to facilitate Board operations independently of management and to maintain and improve the quality of governance.

The directors consider the following nominees to be independent to the Company: Claude E. Forget, Irwin Kramer, Dr. David Schwartz, and Lawrence Yelin. Through October 2, 2001, Claude E. Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Company, whose business was subsequently sold. The Board of Directors has determined that Marc Ferland and David Goldman are not independent because they are officers of the Company. Martin Bouchard is not independent because he was President and Chief Executive Officer of the Company until March 3, 2008.

During the 2007 fiscal year, the Board of Directors met 8 times and all of the Directors attended all of the meetings. Brian Edwards attended 4 of the meetings since he resigned on June 2007. Marc Ferland and Lawrence Yelin attended the last 3 meetings since they joined the Company as Directors on September 21, 2007. During the 2007 fiscal year, there were no meetings of the independent directors.

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

The Board has drawn up a written position description for the Chairman of the Board and CEO. The Chairman of a Board committee is mainly responsible for overseeing how the committee is managed and that it effectively performs its duties and to guide the committee in the performance of its charter mandate and any other matter which the Board delegates to the committee.

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

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2007.

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

Composition of the Audit and Finance Committee

The current members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and Lawrence Yelin all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2007, the Audit and Finance Committee met 8 times and the Company’s independent auditors were present at 6 of these meetings.

Composition of the Nominating and Governance Committee

The current members of the Nominating and Governance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and Lawrence Yelin.

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

Composition of the Compensation Committee

The current members of the Compensation Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and Lawrence Yelin.

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

Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Compensation Committee places emphasis on base salary, incentive compensation, discretionary bonus and long-term incentive compensation by granting of stock options in establishing executive compensation. Consequently, the standard executive compensation package of the Company is composed of four major components: (i) base salary and benefits, (ii) short-term incentive and (iii) long-term incentive compensation.

In making compensation decisions with respect to each of these components, the Compensation Committee considers external market data for executives. Towers Perrin was retained by the Chair of the Compensation Committee in 2007, 2006 and 2005 to assist with preparing information and providing advice on officer and Board of Director compensation arrangements. Materials prepared by Towers Perrin have been presented by the Chair to the Compensation Committee for review and decisions. Towers Perrin’s scope of services in the most recent fiscal year included providing advice and market data related to Board of Director and officer compensation arrangements, assisting with the design of special compensation programs, and other general executive compensation assistance. Towers Perrin does not provide any other services to the Company. The Compensation Committee uses the compensation data from Towers Perrin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Company’s executive officers.

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

For the year ended December 31, 2007, for all of the officers, no incentive compensation was earned related to Company objectives as minimal financial targets were not met; however, some executive officers were paid bonuses based upon their contributions to the Company.

iii)	Long-Term Incentive Compensation

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

In July 2007, the Company reviewed its stock option plan to assess its retention potential for key employees. The review was initiated following the resignation of a number of key employees due to a competitive labor market in the high tech industry in the Quebec City region. PCI Perrault Consulting Inc. was retained by the Chair of the Compensation Committee to assist with preparing information and providing advice.

In light of the above and consistent with the Company’s objectives to retain key employees, the Board of Directors has, on September 18, 2007, reviewed and accepted stock option grants to key employees that would vest on equal increments over a three-year period.

At the time that the Stock Option Plan was reviewed in July 2007, 1,400,000 Common Shares were reserved for issuance under this plan. Taking into account options that have been cancelled of forfeited, options to acquire a net total of 652,000 Common Shares have been granted on September 18, 2007 under the Stock Option Plan. As of January 1, 2008, 186,565 Common Shares remain available for future grants.

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

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2005, 2006 and 2007 to:

(i)	the Chief Executive Officer;
(ii)	the Chief Financial Officer;
(iii)
each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2007 and whose total salary and bonus exceeded CA$150,000, and

(iv)
such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2007 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate. Exchange rate conversions were .82622 in 2005, .88206 in 2006 and 0.93565 in 2007.

Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $		Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)
Guy Fauré[1] President and Chief Executive Officer	2007 2006 2005	46,403 224,705 199,520	- 179,940 49,573	[2]	502,977 3,718 3,980

David Goldman[3] Executive Chairman	2007 2006 2005	Nil Nil Nil	Nil Nil Nil		78,430 Nil Nil

Martin Bouchard[4] President and Chief Executive Officer	2007 2006 2005	220,526 176,158 -	22,456 13,231 -		3,813 2,382 -

Daniel Bertrand Executive Vice President and Chief Financial Officer	2007 2006 2005	172,897 153,326 136,040	12,982 116,644 57,835	[5]	117,534 3,722 3,990

Éric Bouchard Vice President - Products	2007 2006 2005	169,155 149,798 -	10,161 23,992 -		3,813 2,372 -

Patrick Hopf[6] Vice President - Business Development	2007 2006 2005	154,145 125,816 107,016	- 88,488 53,503	[7]	47,817 2,869 1,660

1Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company paid Mr. Fauré termination compensation and recorded the termination costs of CDN$510,000 in Q1 2007, changed the duration of option agreements and allowed accelerated vesting of options. These changes represented an additional non-cash item expense of approximately US$267,000 which was recorded in Q1 2007.
2 Performance bonus of $22,492 and retention compensation of $157,448.
3 The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.
4 Martin Bouchard resigned from his position as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
5 Performance bonus of $9,209 and retention bonus of $107,435.
6 On February 11, 2008, the Company announced the departure of Patrick Hopf, effective February 11, 2008.
7 Performance bonus of $6,986 and retention bonus of $81,502.

Option Grants During the Most Recently Completed Financial Year

		Long Term Compensation			All Other Compensation
		Awards		Payouts	U.S. $
Name and Principal Occupation	Year	Securities Under Options #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $
Guy Fauré[1] President and Chief Executive Officer	2007 2006 2005	Nil Nil 176,500	Nil Nil Nil	Nil Nil Nil	477,182 Nil Nil

David Goldman[2] Executive Chairman	2007 2006	20,000 Nil	Nil Nil	Nil Nil	108,291 125,004	[2]
	2005	75,000	Nil	Nil	173,859	[2]

Martin Bouchard[3] President and Chief Executive Officer	2007 2006 2005	155,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

Daniel Bertrand Executive Vice President and Chief Financial Officer	2007 2006 2005	98,000 Nil 87,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Éric Bouchard Vice President – Products	2007 2006 2005	78,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

Patrick Hopf[4] Vice President–Business Development	2007 2006 2005	73,000 Nil 46,800	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1.
Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company paid Mr. Fauré termination compensation and recorded the termination costs of CDN$510,000 in Q1 2007, changed the duration of option agreements and allowed accelerated vesting of options. These changes represented an additional non-cash item expense of approximately US$267,000 which was recorded in Q1 2007.

2.
The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

3.	Martin Bouchard resigned from his position as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
4.	On February 11, 2008, the Company announced the departure of Patrick Hopf, effective February 11, 2008.

Employment Agreements and Change of Control Provisions

During 2007, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$192,400. Mr. Bertrand is also entitled to a bonus for meeting financial and individual performance levels, to a maximum of 60% of his base salary for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Company’s stock option plan.

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

On May 1, 2002, the Company entered into a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. These consulting arrangements may be terminated on sixty (60) days’ notice by either party. On August 12, 2004, the Company amended the consulting agreement with Dave Goldman Advisors Ltd. As a result, if there is change of control of the Company, Dave Goldman Advisors Ltd. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if:

(i)	the consultant agreement is terminated;

(ii)	Mr. Goldman does not accept a relocation or to perform a substantial part of his services outside of the greater Montreal area;

(iii)	Mr. Goldman’s responsibilities are greatly reduced for which reason he terminates the agreement; or

(iv)	the total compensation offered to the consultant is reduced.

On May 23, 2005, the consulting agreement was further amended to increase the hourly rate of Dave Goldman Advisors Ltd. for services rendered from CA$200 to CA$250. Total fees for 2007 were $108,291 (2006: $141,971; 2005: $202,404). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties

Martin Bouchard signed an employment agreement with the Company on December 22, 2005. In 2007, Martin Bouchard’s annual salary was established at CA$240,000 with an entitlement to short term annual incentive compensation for meeting targeted financial performance, to a maximum of 75% of his base salary for far exceeding targeted performance levels.

Martin Bouchard’s employment agreement provides that in the event of a change of control or sale of the Company, Martin Bouchard may terminate his employment agreement and will be entitled to one year’s base salary. The employment agreement also provides that the Company may at any time with or without cause terminate the agreement. In such event, the Company must pay Martin Bouchard the lesser of (i) the base salary of Martin Bouchard from the date of termination until December 31, 2008, and (ii) one year’s base salary. Martin Bouchard’s resignation on March 3, 2008 did not trigger the termination provision of the employment agreement and therefore, no termination payment was paid by the Company to Martin Bouchard under the employment agreement.

On March 3, 2008, the Company entered into a consulting agreement with Martin Bouchard through 4332903 Canada Inc. This company is remunerated for services rendered on an hourly rate of CA$250. These consulting arrangements may be terminated on sixty (60) days’ notice by either party.

Éric Bouchard has been Vice President - Products since the acquisition of Copernic Technologies Inc. by the Company. Eric Bouchard signed an employment agreement with the Company on December 22, 2005. Éric Bouchard’s annual salary is CA$188,200 with an entitlement to short term annual incentive compensation for meeting targeted financial performance, to a maximum of 60% of his base salary for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic Technologies Inc. and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other officers.

Eric Bouchard’s employment agreement provides that in the event of a change of control or sale of the Company, Eric Bouchard may terminate his employment agreement and will be entitled to one year’s base salary. The employment agreement also provides that the Company may at any time with or without cause terminate the agreement. In such event, the Company must pay Eric Bouchard the lesser of (i) the base salary of Eric Bouchard from the date of termination until December 31, 2008, and (ii) one year’s base salary.

On October 11, 2007, the Company entered into a consulting agreement with Marc Ferland through Gen24 Marketing, a division of 6556027 Canada Inc. The agreement provided for a USD$5,000 per month retainer and 5% commissions on recognized revenue of customers and investment proceeds for a 3-year period received from certain specified customers brought in by Gen24 Marketing to the Company. The consulting agreement is cancellable on thirty (30) days’ notice by either party. Total fees for 2007 were $15,454.

The monthly retainer of Gen24 Marketing was increased to $10,000 for the month of February, 2008 and the consulting agreement was terminated as of February 29, 2008.

On March 3, 2008, Marc Ferland entered into an employment agreement with the Company regarding his appointment as President and Chief Executive Officer. Pursuant to the terms and conditions of his employment agreement, Mr. Ferland is paid an annual salary of CA$250,000. Mr. Ferland is also entitled to a bonus for meeting certain financial performance levels, to a maximum of 50% of his base salary. Under his employment agreement, Mr. Ferland is also entitled to receive, before April 27, 2008, 100,000 stock options under the Company’s stock option plan. If there is a change of control of the Company, Mr. Ferland will receive a lump sum payment equal to one and a half times his annual base salary if he:

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

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2007.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/ Unexercisable
David Goldman	40,000	78,430	54,000 / 45,000	Nil / Nil
Daniel Bertrand	40,000	103,370	45,250 / 129,250	Nil / Nil
Patrick Hopf	15,000	40,061	27,401 / 89,733	Nil / Nil
Martin Bouchard	Nil	Nil	Nil / 155,000	Nil / Nil
Éric Bouchard	Nil	Nil	Nil / 78,000	Nil / Nil
Claude E. Forget	Nil	Nil	16,667 / 18,333	Nil / Nil
Dr. David Schwartz	8,333	26,416	8,334 / 18,333	Nil / Nil
Irwin Kramer	Nil	Nil	Nil / Nil	Nil / Nil
W. Brian Edwards	8,334	18,543	Nil / Nil	Nil / Nil
Marc Ferland	Nil	Nil	Nil / 25,000	Nil / Nil
Lawrence Yelin	Nil	Nil	Nil / 25,000	Nil / Nil
Guy Fauré	177,500	458,746	60,500 / Nil	Nil / Nil

Option and SAR Repricing

No options were repriced during the year ended December 31, 2006 and 2007.

Remainder of page intentionally left blank.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2007

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Daniel Bertrand	85,000	1.74	1.74	09/18/2012
Daniel Bertrand	50,000	2.28	2.28	11/08/2010
Daniel Bertrand	14,000	3.58	3.58	11/05/2010
Daniel Bertrand	13,000	5.15	5.15	01/23/2012
Daniel Bertrand	12,500	6.28	6.28	02/15/2012
Claude E. Forget	25,000	2.28	2.28	11/08/2010
Claude E. Forget	10,000	4.24	4.24	06/08/2012
David Goldman	50,000	2.28	2.28	11/08/2010
David Goldman	29,000	3.58	3.58	11/05/2010
David Goldman	20,000	4.24	4.24	06/08/2012
Irwin Kramer	25,000	2.28	2.28	11/08/2010
Irwin Kramer	10,000	4.24	4.24	06/08/2012
Dr. David Schwartz	16,667	2.28	2.28	11/08/2010
Dr. David Schwartz	10,000	4.24	4.24	06/08/2012
Patrick Hopf	60,000	1.74	1.74	09/18/2012
Patrick Hopf	30,834	2.28	2.28	11/08/2010
Patrick Hopf	6,500	3.58	3.58	11/05/2010
Patrick Hopf	13,000	5.15	5.15	01/23/2012
Patrick Hopf	6,800	6.28	6.28	02/15/2012
Éric Bouchard	65,000	1.74	1.74	09/18/2012
Éric Bouchard	13,000	5.15	5.15	01/23/2012
Martin Bouchard	130,000	1.74	1.74	09/18/2012
Martin Bouchard	25,000	5.15	5.15	01/23/2012
Guy Fauré	5,000	2.57	2.57	01/31/2009
Guy Fauré	29,000	3.58	3.58	01/31/2009
Guy Fauré	26,500	6.28	6.28	01/31/2009
Marc Ferland	25,000	1.67	1.67	09/21/2012
Lawrence Yelin	25,000	1.67	1.67	09/21/2012

Share Ownership

The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at March 19, 2008.

Director/ Named Executive Officer	Number of Company Shares Held[1]	% of Total Number of shares Is Issued and Outstanding

Marc Ferland, President and Chief Executive Officer, Director	0	0%

Martin Bouchard, Director	50,000	0.3%

Claude E. Forget, Director	65,000	0.4%

David Goldman, Executive Chairman, Director	75,000	0.5%

Irwin Kramer, Director	2,000	0%

Dr. David Schwartz, Director	3,533	0%

Daniel Bertrand, Executive Vice President and Chief Financial Officer	100	0%

Éric Bouchard, Vice President - Products	25,000	0.2%

Lawrence Yelin, Director	0	0%

On May 10, 2007, the Company adopted minimum shareholding requirements for directors and officers. Minimum shareholding requirements are 100,000 shares for the CEO, 40,000 shares for the Chair, 20,000 shares for Executive and Senior Vice Presidents, 10,000 shares for Vice Presidents, and 10,000 shares for directors with current officers and directors having five years from this date to achieve these levels or, for new officers and directors, five years from the effective date of their appointment.

1.  Does not include shares subject to receipt upon exercise of options.

Employees

The following table provides a breakdown of persons employed by main category of activity for each of the past three financial years.

NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY
YEAR	SEARCH / MEDIA	SOFTWARE

2007	16	36
2006	23	36
2005	39	36

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

RELATED PARTY TRANSACTIONS

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman at an hourly fee of CA$250. Total fees for 2007 were $108,291, (2006 -$125,003; 2005 - $202,685). The payment of these sums has been approved by the Compensation Committee. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Marc Ferland, a member of the board of directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects. He is remunerated $5,000 per month retainer and 5% commissions on recognized revenue (as per Canadian GAAP) of customers and investment proceeds for a 3 year period brought in by his corporation, Gen24 Marketing, to the Company. Total fees for 2007 were $15,454. On March 3, 2008 Mr. Ferland was appointed President and CEO. The consulting agreement was therefore terminated when Mr. Ferland was appointed President and CEO of the Company.

INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited consolidated financial statements of the Company and certain other financial information of the Company are included under Item 17 of this Annual Report on Form 20-F.

LEGAL OR ARBITRATION PROCEEDINGS

None.

POLICY ON DIVIDEND DISTRIBUTIONS

The Company has never declared or paid dividends on its Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

SIGNIFICANT CHANGES

There have been no significant changes since the date of the audited, consolidated financial statements of the Company included in this Annual Report on Form 20-F.

Resignation and departure of two officers

On February 11, 2008 the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development. 117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which will be recorded in Q1 2008.

On February 8, 2008 the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which will be recorded in Q1 2008. Mr. Marc Ferland, a director of the Company, is appointed President and CEO commencing on March 3, 2008.

Write-down of intangible assets and goodwill

In Q4 2007, the Company concluded that its software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were significantly less than their carrying value. Therefore, write-downs of $1,333,415 for trade names, $652,055 for customer relationships and goodwill of $7,214,531 were recorded in 2007.

Also in Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks, pop-up campaigns and general demand for all graphic ads. Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill related to this unit had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value. Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

Write-down of investment

In Q4 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

Closure of SEC investigation

On September 19, 2007, The United States Securities and Exchange Commission (“SEC”) informed the Company by letter that it had closed its investigation of the Company, commenced in 2004, concerning certain trading in the shares of the Company and other matters, and that the SEC did not intend to recommend enforcement action against the Company.

Settlement of class action lawsuit

On July 16, 2007, the Company announced that the United States District Court, Southern District of New York (the “Court”) had approved the settlement of the class action following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement was fair and all procedural requisites were met. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, was distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration. Subsequently, one of the three shareholders has declined its right to the class action lawsuit.

Name change of Mamma.com Inc. to Copernic Inc.

On June 8, 2007, the Company’s shareholders approved changing the Company’s name from Mamma.com Inc. to Copernic Inc. at its Annual General and Special Meeting of the Shareholders. On June 14, 2007, articles of amendment were filed at the Ministry of Consumer and Business Services of Ontario effecting the name change. On June 21, 2007, the Company’s stock ticker symbol was changed to “CNIC”.

Agreement for financial advisory services

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

Resignation of two officers

In January 2007, two officers resigned from their positions. In connection with their resignations, the Company paid and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $4.90 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new board members at an exercise price of $1.67 expiring in five years.

As at September 30, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 59,037 stock options were cancelled.

As at November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

As at December 31, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 83,065 were cancelled or had expired.

As at March 19, 2008, 352,634 stock options were cancelled or expired.

ITEM 9. THE OFFER AND LISTING

U.S. and German Trading Markets

The Company’s Common Shares are quoted on the NASDAQ Stock Exchange® - Capital Market under the symbol “CNIC” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “IYS1”. On June 21, 2007 following the change of the Company’s name to Copernic Inc., the Company’s shares begin to trade under the symbol CNIC. Prior to June, 2007, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s Common Share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001.

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

NASDAQ Stock Exchange Capital Market® Annual High and Low Market Prices– 5 Years Ended December 31, 2007 (based on closing prices)

Year	High	Low

2007	5.90	1.41

2006	7.95	0.97

2005	6.28	2.12

2004	15.90	3.26

2003	4.51	1.25

NASDAQ Stock Exchange Capital Market® Quarterly High and Low Market Prices – 2 Years Ended December 31, 2007 (based on closing prices)

Quarter End	High	Low

12/31/07	3.47	1.41

9/30/07	3.56	1.45

6/30/07	5.60	2.62

3/31/07	5.90	4.07

12/31/06	7.95	1.11

9/30/06	1.34	0.97

6/30/06	2.07	1.13

03/31/06	3.54	2.03

NASDAQ Stock Exchange Capital Market® Monthly High and Low Market Prices – 6 Months Ended February 29, 2008 (based on closing prices)

Month	High	Low

Feb	1.41	1.24

Jan	1.55	1.03

Dec	1.92	1.41

Nov	3.07	1.67

Oct	3.47	2.83

Sep	3.56	1.66

Frankfurt Exchange (based on closing prices) - High and Low Market Prices – 4 Years Ended December 31, 2007 (in euros)

Year	High	Low

2007	2.65	0.60

2006	5.94	0.70

2005	4.80	1.77

2004	13.80	2.58

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended December 31, 2007 and Latest Quarter (in euros)

Quarter	High	Low

12/31/07	2.59	0.78

9/30/07	2.65	0.97

6/30/07	4.12	1.91

3/31/07	4.59	3.19

12/31/06	5.94	0.89

09/30/06	1.13	0.70

06/30/06	1.73	0.91

03/31/06	2.65	1.70

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended February 29, 2008 (in euros)

Month	High	Low

February 2008	0.99	0.82

January 2008	1.07	0.67

December 2007	1.29	0.78

November 2007	2.14	1.14

October 2007	2.59	2.07

September 2007	2.65	1.21

Equity Transfer Services, Inc. of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not Applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of the Province of Ontario on July 5, 1985 as ‘Quartet Management Ltd.’, and has an Ontario Corporation Number of 630609. By articles of amendment filed on March 27, 1987, the Company changed its name to ‘Health Care Products Inc. By articles of amendment filed on March 28, 1994, the Company changed its name to ‘Celltech Media Inc.’. By articles of amendment filed on June 21, 1995, the Company changed its name to ‘Smartel Communications Corporation’ and by articles of amendment filed on July 29, 1996, the Company changed its name to ‘Intasys Corporation’. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. By articles of amendment filed on January 8, 2004 the Company changed its name to ‘Mamma.com Inc.’ By articles of amendment filed on June 14, 2007 the Company changed its name to ‘Copernic Inc.’

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

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the Company equaled or exceeded $295,000,000 Canadian for investments made in 2008. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

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

The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares of the Company based on their specific circumstances, including any consequences of an investment in the Common Shares arising under state, local or provincial tax laws of other jurisdictions, including the United States.

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

Dividends paid to a holder on Common Shares, including deemed dividends and stock dividends, will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15% of the gross amount of the dividend. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%. Under the terms of the proposed Protocol amending the Treaty between Canada and the United States, which was signed on September 21, 2007 but which is not yet in force, a company that is resident of the United States will be considered to own the voting stock owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada in proportion to the company’s ownership interest in the Company. This proposed amendment to the Treaty will have effect for amounts paid or credited on or after the first day of the second month that begins after the date on which the proposed Protocol enters into force.

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a designated stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a designated stock exchange under the ITA), the Common Shares (as well as any interests in or options for Common Shares) will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

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

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2007.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.” Management’s evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 identified the following material weaknesses in our internal control over financial reporting:

Remainder of page intentionally left blank.

Area	Deficiencies	Remediation actions	Scheduled date for remediation
Security	No user session time out in place	An automatic lock has been implemented for all workstations and servers	Done on March 3rd 2008

Security	No efficient log of activities for US servers is available for appropriate monitoring of activity by IT management	The US datacenters will be closed by end of March 31, 2008 and replaced by Canadian datacenters already in operations. All processes are in place and well documented for new data centers.	Done on February 18th 2008

Entity level	Conflict of segregation of duties: Search application programmer and Database Administrator	More control will be put in place and a design accommodation Implementation of internal controls have been done by end of February 2008 to mitigate situation.	Done on February 28th 2008

Security	No monitoring of access granted to temporary users
A procedure will be put in place in order to ensure that all 3rd party consultants will sign the following forms: NDA, Security Policy. Also a timeframe for the user access will also be documented. This will be reviewed by the security committee in its first quarter meeting.
To be done on March 31st 2008

Security	Access rights review does not include shared folders and database	New policies will be implemented as per target date.	To be done on April 15th 2008

Entity level	Privileged access to financial application to be improved	A solution will be designed to have a super user password for accounting software that will not be known by anyone. Two people will have a portion of the password in order to improve the control.	To be done on March 31st 2008

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

The Company’s auditors were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting at December 31, 2007.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that a member of its Audit Committee, Mr. Irwin Kramer, an independent director (as defined in the Rules of the National Association of Securities Dealers, Inc.), is an Audit Committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company’s board of directors has adopted a Code of Ethics that applies to all of the Company’s employees, including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

RSM Richter LLP has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2007, 2006 and 2005.

The following table presents the aggregate fees for professional services and other services rendered by RSM Richter LLP in 2007.

	2007	2006
Audit Fees(1)	$255,629	$175,096
Audit Related Fees(2)	$97,048	$115,108
Tax Fees(3)	$3,209	-
Other Fees(4)
TOTAL:	$355,886	$290,204

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

(4)	Related to assistance for SOX compliance.

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS

I.	Audit Committee Pre-Approval of Services

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

Independent Registered Public Accounting Firm’s Report

To the Shareholders and Board of Directors of Copernic Inc.

We have audited the accompanying consolidated balance sheets of Copernic Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting at December 31, 2007 included in item 15 of Form 20-F for the year ended December 31, 2007 and, accordingly, we do not express an opinion thereon.

/s/ RSM Richter LLP
Montreal, Canada
March 27, 2008

Copernic Inc.
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in U.S. dollars)

	2007 $	2006 $
Assets

Current assets
Cash and cash equivalents	2,099,560	2,379,617
Restricted cash (note 5)	807,468	-
Temporary investments (note 7)	3,965,384	5,591,842
Accounts receivable (note 8)	918,033	2,734,172
Income taxes receivable	221,205	110,002
Prepaid expenses	208,655	261,885

	8,220,305	11,077,518

Investments (note 9)	-	150,000

Property and equipment (note 10)	459,872	503,828

Intangible assets (note 11)	2,320,676	6,190,298

Goodwill (note 11)	7,357,003	15,417,844

	18,357,856	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	1,520,619	2,289,686
Deferred revenue	211,455	227,660
Deferred rent	11,016	12,273
Income taxes payable	8,100	8,100
Liabilities of discontinued operations (note 5)	-	6,253
Current portion of obligations under capital leases (note 13)	56,071	-

	1,807,261	2,543,972

Obligations under capital leases (note 13)	99,788	-

Future income taxes (note 21)	650,413	1,900,866

Commitments (note 25)

Shareholders’ Equity

Capital stock (note 14)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares (14,340,864 in 2006)	96,556,485	95,298,234

Additional paid-in capital	5,784,502	5,706,183

Cumulative translation adjustment	561,137	561,137

Accumulated deficit	(87,101,730)	(72,670,904)

	15,800,394	28,894,650

	18,357,856	33,339,488

See accompanying notes.

Approved by the Board of Directors

/s/ David Goldman	/s/ Irwin Kramer
David Goldman, Executive Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Copernic Inc.
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)

	2007 $	2006 $	2005 $

Revenues (note 16)	8,116,408	9,596,402	9,443,975

Cost of revenues (note 17)	2,636,410	2,704,101	4,183,445

Gross Margin	5,479,998	6,892,301	5,260,530

Expenses
Marketing, sales and services	1,897,822	1,850,176	2,023,925
General and administration	4,691,572	3,996,327	5,692,092
Product development and technical support (note 22)	2,416,410	2,538,867	1,286,345
Amortization of property and equipment	302,509	178,192	106,788
Amortization of intangible assets	1,991,286	2,067,009	242,031
Write-downs and settlement costs (note 18)	10,146,311	1,683,238	-
Interest and other income	(401,183)	(415,950)	(768,738)
Loss on foreign exchange	115,071	82,203	47,080

	21,159,798	11,980,062	8,629,523

Loss from continuing operations before income taxes and discontinued operations	(15,679,800)	(5,087,761)	(3,368,993)

Recovery of income taxes (note 21)	(1,248,974)	(729,053)	(26,010)

Loss from continuing operations before discontinued operations	(14,430,826)	(4,358,708)	(3,342,983)

Results of discontinued operations, net of income taxes (note 5)	-	89,328	(2,315,335)

Loss for the year	(14,430,826)	(4,269,380)	(5,658,318)
Basic and diluted loss per share from continuing operations	(0.99)	(0.31)	(0.27)
Basic and diluted earnings (loss) per share from discontinued operations	-	0.01	(0.19)
Basic and diluted net loss per share	(0.99)	(0.30)	(0.46)

See accompanying notes.

Copernic Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31

(expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2004	12,263,029	90,496,088	3,921,806	360,884	(62,743,206)	32,035,572
Stock-based compensation			136,933			136,933
Comprehensive income:
Net loss for the year					(5,658,318)	(5,658,318)
Foreign currency translation adjustments for the year				9,485		9,485
Comprehensive income				9,485	(5,658,318)	(5,648,833)
Redemption of common shares	(304,665)	(2,248,302)	1,195,147			(1,053,155)
Options exercised	2,500	10,408	(3,984)			6,424
Shares issued for acquisition of Copernic Technologies Inc.	2,380,000	7,040,040				7,040,040

Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)	32,516,981
Stock-based compensation			456,281			456,281
Comprehensive income:
Net loss for the year					(4,269,380)	(4,269,380)
Foreign currency translation adjustments for the year				190,768		190,768
Comprehensive income				190,768	(4,269,380)	(4,078,612)

Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			407,076			407,076
Comprehensive income:
Net loss for the year					(14,430,826)	(14,430,826)
Comprehensive income					(14,430,826)	(14,430,826)
Options exercised	296,667	1,258,251	(581,993)			676,258
Options which conditions have changed (note 14)			253,236			253,236

Balance, December 31, 2007	14,637,531	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394

See accompanying notes.

Copernic Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)
	2007 $	2006 $	2005 $

Cash flows from (used for)

Operating activities
Loss from continuing operations	(14,430,826)	(4,358,708)	(3,342,983)
Adjustments for
Amortization of property and equipment	302,509	178,192	106,788
Amortization of intangible assets	1,991,286	2,067,009	242,031
Employee stock-based compensation	660,312	456,281	136,933
Write-down of goodwill (note 11)	8,060,841	-	-
Write-down of intangible assets (note 11)	1,985,470	403,425	-
Write-down of investment (note 9)	150,000	570,000	-
Write-down of property and equipment	-	9,813	-
Long-term income tax credits	-	54,912	-
Future income taxes	(1,250,453)	(724,177)	(13,964)
Unrealized loss on foreign exchange	12,813	-	-
Net change in non-cash working capital items (note 20)	990,158	515,619	1,420,013

Cash used for operating activities from continuing operations	(1,527,890)	(827,634)	(1,451,182)
Cash used for operating activities from discontinued operations	(6,253)	(83,948)	(630,288)

	(1,534,143)	(911,582)	(2,081,470)

Investing activities
Business acquisition (note 6)	-	-	(15,851,922)
Reimbursement related to Copernic Technologies Inc.’s business acquisition (note 6)	-	379,382	-
Purchase of intangible assets	(68,433)	(51,400)	(54,943)
Purchase of property and equipment	(149,658)	(76,104)	(85,687)
Net decrease (increase) in temporary investments	1,626,458	(1,578,530)	2,860,843

Cash provided from (used for) investing activities	1,408,367	(1,326,652)	(13,131,709)

Financing activities
Issuance of capital stock	676,258	-	6,424
Repayment of obligations under capital leases	(23,071)	-	-
Redemption of common shares	-	-	(1,053,155)

Cash provided from (used for) financing activities	653,187	-	(1,046,731)

Effect of foreign exchange rate changes on cash and cash equivalents	-	116,650	4,022

Net change in cash, cash equivalents and restricted cash during the year	527,411	(2,121,584)	(16,255,888)

Cash, cash equivalents and restricted cash – Beginning of year	2,379,617	4,501,201	20,757,089

Cash, cash equivalents and restricted cash – End of year	2,907,028	2,379,617	4,501,201

Cash and cash equivalents comprise:
Cash	596,493	777,637	4,501,201
Short-term investments	1,503,067	1,601,980	-

	2,099,560	2,379,617	4,501,201
Restricted cash (note 5)	807,468	-	-

	2,907,028	2,379,617	4,501,201

Supplemental cash flow information
Cash paid for interest	7,426	4,862	16,097
Cash (received) paid for income taxes	1,479	(64,900)	17,189

See accompanying notes.

Copernic Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(expressed in U.S. dollars)

1	Nature of business

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, e-mails and e-mail attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 221 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Copernic Desktop Search Corporate Edition® software is sold from our e-commerce store or direct from corporate sales on a per license basis to businesses, academic institutions, non-profit organizations and government environments.

Search advertising

Approximately 89% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com, "The Mother of All Search Engines®," and Copernic Agent®) and third party search properties of approximately 117 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 1% of our revenues were generated from our ad network business. The revenue model in this sector is cost per thousand (CPM) based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance). The publisher network consists of 104 active small to medium sized Web sites that subscribe to our service through an on-line or direct representation contract and give us access to their advertising inventory. The Company recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts of a percentage of revenues generated from campaigns published on their Web sites.

Software licensing

Approximately 5% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs and portals as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 5% of our revenues were as a result of customized development and maintenance support. The business model is based on billing for our technical team’s software customization and maintenance support.

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

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments and determination of the fair value of the intangible assets on recent acquisitions. Actual results could differ from those estimates.

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances available, and highly liquid investments with an initial term of three months or less that are stated at cost, which approximates market value.

d)	Temporary investments

Temporary investments are valued at the amortized cost using the effective interest rate method.

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

Property and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

h)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Customer relationships	Straight-line	33%
Patents	Straight-line	10%
Software	Declining balance	50%

i)	Goodwill

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

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture or other concessions.

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

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2007 and 2006.

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

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries, except for Copernic Technologies Inc., have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate. Revenues and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

Prior to the wind up of Copernic Technologies Inc. into the Company as of May 31, 2006, Copernic Technologies Inc. followed the current rate method of accounting for translation of foreign currency amounts into Canadian dollars. Under this method, all assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Exchange gains or losses resulting from translation are included in the cumulative translation adjustment.

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

p)	Stock-based compensation

The Company has one share option plan (described in note 14) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. Cash Consideration received from employees when they exercise the option is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of highly subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized on the Consolidated Statements of Operations.

q)	Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (note 15).

Diluted earnings (loss) per share, are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

r)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3	Change in accounting policies

a) For changes affecting 2005

Consolidation of variable interest entities

The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this section did not have a significant impact on the financial statements.

b)	For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook. This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company. The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments - Recognition and Measurement”; and Section 3865, “Hedges”. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

c)	Recently published accounting changes

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

d)	Future accounting changes:

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this new Section.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these new Sections.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8th, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives. It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract will not have any impact on the Company’s financial statements.

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this new Section.

Transition to International Financial Reporting Standards (“IFRS”)

The CICA has announced the final date for the required conversion of publicly accountable enterprises from Canadian GAAP to IFRS. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

4	Financial Instruments

Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income (loss) during the period. Cash and cash equivalents are classified as held for trading.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income (loss). When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in net income (loss). Investments which are measured at cost, are classified as available-for-sale.

Held-to-maturity

Securities that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Temporary investments are classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets in return for a promise to repay on a specified date, or on demand, usually with interest. Loans and receivables are accounted for at amortized cost using the effective interest rate method. Accounts receivable are classified as loans and receivable.

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income (loss) during the period. No liabilities are classified as held for trading.

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable are classified as other liabilities.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the statement of earnings (operations) as an element of financial expenses. The Company has no embedded derivatives.

Determination of fair value

The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, fair value is determined by using valuation techniques which refer to observable market data.

Comprehensive income

Comprehensive income is composed of the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on available-for-sale securities, changes in the fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes. The components of comprehensive income are presented in the statement of shareholders’ equity.

5	Discontinued operations

Digital Arrow LLC and High Performance Broadcasting, Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”) located in Florida, management decided to discontinue its subsidiary’s operations. The Company had therefore not renewed the lease in Florida and recorded closing costs.

Consequently, the results of the operations of Digital Arrow have been recorded as discontinued operations and the results of the Company for the years ended December 31, 2007, 2006 and 2005 have been reclassified to account for the closure of the subsidiary’s operations.

Summary of assets and liabilities of discontinued operations

	As at December 31,
	2007 $	2006 $

Liabilities
Accounts payable and accrued liabilities	-	6,253

	-	6,253

Summary of discontinued operations

	2007 $	2006 $	2005 $

Revenues	-	-	474,409
Earnings (loss) before income taxes	-	89,328	(2,315,335)
Net earnings (loss)	-	89,328	(2,315,335)

For the years 2007, 2006 and 2005, earnings (loss) before income taxes are the same as net earnings (loss).

Sale of Intasys Billing Technologies’ assets

On February 12, 2004, the Company concluded the sale of Intasys Billing Technologies (“IBT”) assets which include contracts, customer lists, intellectual property, property and equipment and tangible and intangible assets relating to the business. In February 2007, the Company started the process of liquidating the wholly owned IBT subsidiaries which became dormant corporations after the sale of the assets. As at December 31, 2007, $807,468 of restricted cash was kept in IBT UK until the final liquidation VAT clearance is received. On January 14, 2008, $347,373 became available as a pre-liquidation VAT clearance was received. The remaining balance of $460,095 should be released when the final liquidation VAT clearance is received.

6	Business acquisition

Copernic Technologies Inc.

On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic Technologies Inc. including an amount to settle Copernic Technologies Inc.'s outstanding stock appreciation right obligations.

This acquired company develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily activities. Copernic Technologies Inc. is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,851,922 in cash including $3,297,007 paid to settle Copernic Technologies Inc.’s stock appreciation right and severance obligations net of cash acquired. The Company also issued 2,380,000 common shares as part of the consideration paid. The fair value of the Company shares issued to owners of Copernic Technologies Inc. has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for two days before and after August 17, 2005, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

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

In 2006, the purchase price allocation was adjusted to reflect additional assets and liabilities assumed by the Company. These adjustments resulted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic Technologies Inc. at the date of acquisition, was due to a revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

In 2006, $379,382 was received by the Company from the sellers of Copernic Technologies Inc. to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

7	Temporary Investments

Temporary investments consist of commercial paper, with ratings of A1+ and P1 as per Standard & Poor and Moody’s respectively, bearing a weighted average interest rate 4.51% per annum (2006 - 5.09%) and maturing on various dates up to March 2008. The market value of the commercial paper as at December 31, 2007 and 2006 approximates its book value.

8	Accounts receivable

Accounts receivable comprise of the following:

	2007 $	2006 $

Trade accounts receivable	842,459	2,783,834
Allowance for doubtful accounts	(9,808)	(78,104)

	832,651	2,705,730
Other	85,382	28,442

	918,033	2,734,172

9	Investments

Investments comprise of the following:

	2007 $	2006 $

LTRIM Technologies Inc. (4,891,686 Class “A” common shares and 359,281 Class “A” preference shares)	-	150,000
Tri-Link Technologies Inc. (4,054,874 Preference shares)	-	-
TECE, Inc. (5,000,000 Common shares)	-	-

	-	150,000

In 2007, based on the assessment of the fair value of the Company’s investment in LTRIM Technologies Inc. (“LTRIM”), the Company concluded that its investment has suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

In 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring it to $150,000. The fair value of LTRIM has been established by independent appraisal as of September 30, 2006. In 2004, the Company also wrote-off $365,286 of this investment due to a permanent impairment in value.

10	Property and equipment

			2007
	Cost $	Accumulated amortization $	Net $
Computer equipment	1,513,749	1,167,247	346,502
Furniture and fixtures	176,750	115,946	60,804
Leasehold improvements	189,230	136,664	52,566

	1,879,729	1,419,857	459,872

			2006
	Cost $	Accumulated amortization $	Net $

Computer equipment	1,256,254	920,578	335,676
Furniture and fixtures	176,750	85,543	91,207
Leasehold improvements	189,230	112,285	76,945

	1,622,234	1,118,406	503,828

Computer and equipment include assets under capital leases with an original cost of $108,895 (2006 - nil) and accumulated depreciation of $22,627 (2006 - nil) as at December 31, 2007. Property and equipment also include computer equipment that are not depreciated since they are not yet put in operation with an original cost of $99,672 (2006 - nil).

Effective January 1, 2007, the Company changed its depreciation estimates for computer equipment and furniture and fixtures from 30% to 50%, and from 20% to 33%, respectively. This change was made as management believes that technological advances in the computer industry have reduced the useful life of computer software. Management also believes that the new depreciation rate for furniture and fixtures better reflect their useful life. This change of estimate has been applied prospectively and the effect of this change is to increase the amortization for the year by approximately $135,000 and accordingly, decrease property and equipment and increase the deficit by the same amount.

Amortization of property and equipment includes $22,627 (2006 - nil) of amortization on computer equipment under capital leases.

11	Goodwill and other intangible assets

a)	Intangible assets

				2007
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	782,633	1,333,415	444,470
Technology	3,400,000	1,718,630	-	1,681,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	325,218	192,328	-	132,890
Patents	77,622	15,676	-	61,946

	8,363,358	4,057,212	1,985,470	2,320,676

The Company’s software unit is facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that the assets related to it had suffered a loss in value and the fair value of intangible assets was significantly less than its carrying value for these assets. Therefore, write-downs of $1,333,415 for trade names and $652,055 for customer relationships were recorded in 2007.

Effective January 1, 2007, the Company changed its depreciation estimate for software from 30% to 50%. This change was made as management believes that technological advances in the computer industry have reduced the useful life of software. Management also believes that the new depreciation rate for software better reflect their useful life. This change of estimate has been applied prospectively and the effect of this change is to increase the amortization for the year by approximately $55,000, decrease software and increase the deficit by the same amount.

			2006
	Cost $	Accumulated amortization $	Net $
Trade names	2,560,518	422,206	2,138,312
Technology	3,400,000	868,630	2,531,370
Customer relationships	2,000,000	681,279	1,318,721
Software	218,085	85,878	132,207
Patents	77,622	7,934	69,688

	8,256,225	2,065,927	6,190,298

The Company’s graphic advertising revenues have constantly declined from $4,456,399 in 2005 to $827,104 in 2006. Based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to it had suffered a loss in value and the fair values of property and equipment and intangible assets were significantly less than their carrying values for each of these assets. Therefore, write-downs of $413,238 were recorded in 2006 to bring them to nil.

Intangible assets include assets under capital leases with an original cost of $38,701 (2006 - nil) and accumulated depreciation of $9,675 (2006 - nil) as at December 31, 2007. Intangible assets also include software that is not depreciated since it is not yet in operation with an original cost of $ 26,439 (2006 - nil).

Amortization of intangible assets includes $9,675 (2006 - nil) of amortization on software under capital leases.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	Copernic Technologies Inc.	focusIN	Total
	$	$	$

Balance - December 31, 2005	15,408,721	846,310	16,255,031

Purchase price allocation adjustment (note 6)	(457,805)	-	(457,805)
Reimbursement related to Copernic acquisition (note 6)	(379,382)	-	(379,382)
Balance - December 31, 2006	14,571,534	846,310	15,417,844

Write-down	(7,214,531)	(846,310)	(8,060,841)

Balance - December 31, 2007	7,357,003	-	7,357,003

Based on the Company’s assessment of the fair value of its assets related to the software and search / media units, the Company concluded that the related goodwill had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value. Therefore, write-downs of $7,214,531 for the software unit due to delays in execution and changes in market conditions of its commercial deployment solutions and $846,310 for the search / media unit, explained by decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and general decrease for all graphic ads, were recorded in 2007.

12	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise of the following:

	2007 $	2006 $

Trade accounts payable	971,474	1,814,362
Other
Accrued employee costs	412,759	293,834
Directors and officers payable	123,541	165,469
Companies owned by current directors (a) (b)	12,845	16,021

	1,520,619	2,289,686

(a) The amount payable to companies owned by current directors relates to consulting agreement between the Company and the companies owned by current directors.

(b) Services provided by two directors for 2007 were $123,746 (2006 - $141,971; 2005 - $202,404). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

13	Obligations under capital leases

As at December 31, 2007, future minimum payments for obligations under capital leases are as follows:

	2007 $	2006 $

2008	70,449	-
2009	70,449	-
2010	38,552	-
	179,450	-

Less: Interest (Weighted average rate of 10.99%)	23,591	-

Less: Current portion	56,071	-

	99,788	-

14	Capital stock

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares, and common shares comprising the public float, as at December 31, 2004. At the expiration date, on September 7, 2005, the Company did not file a new notice.

During the year ended December 31, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital.

a)	Stock options

The Company’s stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee designates eligible participants to be included under the plan, and designates the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The options vest in equal increments over a period of three or four years, commencing one year from the grant date. The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant. The fair value of granted options are estimated as the date of grant using the Black-Scholes option pricing model.

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

On January 23, 2007, the Company granted to Officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

In January 2007, in connection with the resignation of two Officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $4.90 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to Officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new Members of the Board of the Company at an exercise price of $1.67 expiring in five years.

As at November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

As at December 31, 2007, 296,667 (2006 - nil) stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 83,065 (2006 - 38,512) were forfeited or expired.

Information with respect to stock option activity for, 2005, 2006 and 2007 is as follows:

	Number of options	Weighted average exercise price $

Outstanding - December 31, 2004	461,334	5.60

Granted	524,996	3.00
Forfeited	(322,747)	6.94
Exercised	(2,500)	2.57

Outstanding - December 31, 2005	661,083	2.90

Granted	59,661	2.28
Forfeited	(38,512)	1.64

Outstanding - December 31, 2006	682,232	2.84

Granted	910,935	2.43
Forfeited	(71,215)	4.03
Expired	(11,850)	3.57
Exercised	(296,667)	2.28

Outstanding - December 31, 2007	1,213,435	2.59

Details of stock options outstanding as at December 31, 2007 are as follows:

	Outstanding options			Exercisable options

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

1.50 - 1.99	699,500	4.71	1.73	2,500	1.50
2.11 - 3.58	285,001	2.67	2.64	192,669	2.82
6.28	228,934	3.85	5.15	38,513	6.28

	1,213,435	4.07	2.59	233,682	3.37

As at December 31, 2006 and 2005 there were 298,320 and 100,668 options exercisable at weighted average prices of $ 2.81 and $2.78, respectively.

The fair values of all options granted during 2007, 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected option life (years)	3.03	4.00	4.21
Volatility	86.09%	75.81%	79%
Risk-free interest rate	4.28%	4.01%	3.78%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2007, 2006 and 2005 were $2.43, $1.34 and $1.90 per option, respectively.

Stock-based compensation expense recognized in 2007, 2006 and 2005 in regards to the stock options was $660,312, $456,281 and $136,933, respectively.

b)	Pro forma stock-based compensation disclosures

The Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. The following is a summary of what the net earnings (loss) and related per share figures would have been for 2007, 2006 and 2005 if the Company had applied this change retroactively to all prior years.

	2007 $	2006 $	2005 $
Net loss for the year	(14,430,826)	(4,269,380)	(5,658,318)
Compensation costs	-	-	17,496
Pro forma net loss	(14,430,826)	(4,269,380)	(5,675,814)
Pro forma net loss per share:
Basic	(0.99)	(0.30)	(0.47)
Diluted	(0.99)	(0.30)	(0.47)

Information with respect to warrant activity for 2005, 2006 and 2007 is as follows:

	Number of warrants	Weighted average exercise price $

Outstanding - December 31, 2005, 2006 and 2007	646,392	15.60

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2007 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $

11.34 - 13.89	40,000	2.41	12.31
15.82	606,392	2.50	15.82

	646,392	2.49	15.60

15	Earnings (loss) per share

	2007	2006	2005

Weighted average number of shares - Basic and Diluted	14,564,894	14,340,864	12,168,117

Options, at weighted average exercise price of $3.37 to purchase 233,682 common shares (2006 - 298,320; 2005 - 100,668), warrants at weighted average exercise price of $15.60 to purchase 646,392 common shares
(2006 - 646,392; 2005 - 646,392) have been excluded from the above calculations since they would all have an anti-dilutive effect.

16	Revenues

	2007 $	2006 $	2005 $

Search advertising	7,246,838	7,197,868	4,970,373
Graphic advertising	107,871	827,104	4,456,399
Software licensing	415,263	957,488	6,671
Customized development and maintenance support	346,436	613,942	10,532

	8,116,408	9,596,402	9,443,975

17	Cost of revenues

	2007 $	2006 $	2005 $

Search payouts	2,244,715	2,022,516	1,638,780
Graphic payouts	17,641	286,919	2,264,700
ISP charges	374,054	394,666	279,965

	2,636,410	2,704,101	4,183,445

18	Write-downs and settlement costs

	2007 $	2006 $	2005 $

Write-down of goodwill (note 11)	8,060,841	-	-
Write-downs of property and equipment and intangible assets (note 11)	1,985,470	413,238	-
Write-down of investment (note 9)	150,000	570,000	-
Class action closure costs	(50,000)	50,000	-
Class action settlement costs	-	650,000	-
	10,146,311	1,683,238	-

19	Consolidated statement of cash flows

In 2005, the consideration for the acquisition of Copernic Technologies Inc. includes 2,380,000 of the Company’s common shares at a determined fair value of $2.958 per share. Therefore, $7,040,040 representing the value of the consideration paid by the issuance of capital stock are excluded from business acquisition and issuance of capital stock.

In 2007, the Company acquired $108,895 of computer equipment and $38,701 of software equipment under capital leases.

20	Net change in non-cash working capital items

	2007 $	2006 $	2005 $

Cash flows provided from (used for):
Accounts receivable	1,816,139	418,842	1,266,077
Income taxes receivable	(111,203)	525,447	12,100
Prepaid expenses and other assets	71,751	36,912	(99,707)
Accounts payable and accrued liabilities	(769,067)	(454,958)	227,841
Income taxes payable	-	(415)	-
Deferred rent	(1,257)	12,108	-
Deferred revenue	(16,205)	(22,317)	13,702

	990,158	515,619	1,420,013

21	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2007 $	2006 $	2005 $

Current	1,479	(4,876)	(12,046)
Future (recovered)	(1,250,453)	(724,177)	(13,964)

	(1,248,974)	(729,053)	(26,010)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2007 $	2006 $	2005 $

Loss from continuing operations before income taxes	(15,679,799)	(5,087,761)	(3,368,993)

Expected provision for (recovery of) income taxes at the statutory rate	(5,020,672)	(1,629,101)	(1,070,666)
Impact of foreign and provincial rates	3,654	(3,676)	(348)
Change in future income tax balance due to change in rate	1,316,637	1,475,114	(947,104)
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	(176,111)	(571,165)	2,067,696
Benefit of prior years’ tax losses not previously recognized	-	(27,891)	(93,681)
Permanent difference:
Impairment of goodwill	2,367,218	-	-
Non-deductible expenses	260,300	27,666	18,093

Provision for (recovery of) income taxes	(1,248,974)	(729,053)	(26,010)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2007 $	2006 $

Assets
Property and equipment	2,802,656	2,627,190
Non-capital losses (expiring 2008-2027)	6,515,429	6,656,115
Unrealized impairment losses on investments	932,368	848,548
Research and development expenses	668,801	487,753
Financing expenses	89,657	156,411
Intangible assets	476,619	459,966
Goodwill	284,206	57,001
Other	62,352	171,295
	11,832,088	11,464,279

Liabilities
Intangible assets	650,413	1,900,866

Net future income tax assets before valuation	11,181,675	9,563,413
Valuation allowance	(11,832,088)	(11,464,279)
	(650,413)	(1,900,866)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	(650,413)	(1,900,866)
	(650,413)	(1,900,866)

As at December 31, 2007, the Company also has temporary differences in United States of America consisting mainly of non-capital losses for $2,590,457 (2006 - $2,075,622). No future tax assets were recognized in 2007 and in 2006 for these temporary differences.

In addition, the Company has capital losses amounting to $20,031,365 in 2007 (2006 - $16,734,752) with no expiration date. No future tax assets were recognized in 2007 and in 2006 for these capital losses.

d)
As at December 31, 2007, the Company has non-capital loss carryforwards totalling approximately $24,260,000 for Federal and Provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2008	4,169,000
2009	3,040,000
2010	4,060,000
2014	1,006,000
2015	6,548,000
2026	879,000
2027	4,558,000

22	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2007 $	2006 $	2005 $

Product development and technical support expenses	2,050,266	2,268,310	1,276,346
Research and development expenses	567,825	485,944	31,600
	2,618,091	2,754,254	1,307,946

Less: research and development tax credits	201,681	215,387	21,601

	2,416,410	2,538,867	1,286,345

As of December 31, 2007 the Company has non-refundable tax credits of $315,001 (2006 - $140,598) with no expiration date.

23	Segment information

In 2007, following the corporate name change, the Company launched a new corporate image and Web site describing our overall objective of combining our strengths in Web search, media services and innovative software development.

Management decided to follow and measure its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com - The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Health - Focuses its search exclusively on relevant health information by crawling only authoritative, hand picked health sources.
▪	Mamma Videos - Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.
▪	Mamma Jobs - Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising - Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network - Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds - Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
 Copernic Desktop Search® - Software that allows to find files and e-mails with the power of a search engine right on a desktop. With the Company’s new mobile plug-in, PC files can be accessed by mobile devices. There are two product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is ad supported and
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy.
▪	Copernic Agent® - An Internet search and tracking tool software.
▪	Copernic Tracker® - A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® - Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment includes also software customization and maintenance.

The segmented information is presented for the continuing operations.

	For the twelve months ended
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	7,354,709	761,699	8,116,408

Costs of revenues	2,636,410	-	2,636,410
Marketing, sales and services	1,084,777	813,045	1,897,822
Product development and technical support	980,360	1,436,050	2,416,410
Amortization of property and equipment	164,783	137,726	302,509
Amortization of intangible assets	49,515	1,941,771	1,991,286
Write-downs and settlement costs	846,310	9,200,001	10,046,311
Segmented operating income (loss)	1,592,554	(12,766,894)	(11,174,340)

Unallocated expenses
General and administration expenses, interest and loss on foreign exchange			4,505,460
Loss from continuing operations before income taxes and discontinued operations			(15,679,800)

	As at
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Property and equipment	277,394	182,478	459,872
Intangible assets	72,671	2,248,005	2,320,676
Goodwill	-	7,357,003	7,357,003
	350,065	9,787,486	10,137,551

	For the twelve months ended
	December 31, 2006
	Search/Media	Software	Total
	$	$	$
Revenues	8,024,972	1,571,430	9,596,402

Costs of revenues	2,704,101	-	2,704,101
Marketing, sales and services	1,414,074	436,102	1,850,176
Product development and technical support	1,049,714	1,489,153	2,538,867
Amortization of property and equipment	88,466	89,726	178,192
Amortization of intangible assets	161,809	1,905,200	2,067,009
Write-downs and settlement costs	1,063,238	-	1,063,238
Segmented operating income (loss)	1,543,570	(2,348,751)	(805,181)

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			4,282,580
Loss from continuing operations before income taxes and discontinued operations			(5,087,761)

	As at
	December 31, 2006
	Search/Media	Software	Total
		$	$
Property and equipment	236,175	267,653	503,828
Intangible assets	67,681	6,121,617	6,189,298
Goodwill	846,310	14,571,534	15,417,844
	1,150,166	20,960,804	22,110,970

Geographic segment

	2007 $	2006 $	2005 $
Revenues:
Canada	204,820	884,494	206,446
United States	3,730,229	4,682,376	7,435,905
Europe	3,217,451	3,728,775	1,644,632
Australia	542,571	241,137	-
Other	421,337	59,620	156,992
	8,116,408	9,596,402	9,443,975

	2007 $	2006 $	2005 $
Long-lived assets and goodwill:
Canada	10,137,551	22,111,970	25,455,637
	10,137,551	22,111,970	25,455,637

24	Major Customers

The Company has two major customers, each account for more than 10% of the Company's sales. Sales for each of them represented approximately 20% (2006 - 22%; 2005 - 16%) and 14% (2006 - 11%; 2005 - 11%), respectively, of the Company's sales. The outstanding accounts receivable from these customers as at December 31, 2007 amount to approximately 15% (2006 - 20%) and 18% (2006 - 8%), respectively, of the total accounts receivable.

25	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as at December 31, 2007 are as follows:

$

2008	524,000
2009	174,000
2010	56,000
2011	33,000
2012	22,000

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

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

As at December 31, 2007, the Company has change of control agreements with certain executive officers. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $1,018,000 for these specific officers.

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

The Company is exposed to credit risk on accounts receivable from its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2007, approximately 54% of accounts receivable are due from four customers, as compared to 54% from three customers in the previous year.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, temporary investments, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments. The fair value of the Company’s investments is presented in note 9.

Interest rate risk

As at December 31, 2007, the Company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rates
Temporary investments	From 4.32% to 4.57%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Capital lease	From 10.41% to 11.45%

27	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2007, 2006 and 2005, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2007 $	2006 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,556,485	95,298,234
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	113,326,055	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,784,502	5,706,183
Stock-based compensation costs (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,822,192	6,743,873

Accumulated deficit
In accordance with Canadian GAAP	(87,101,730)	(72,670,904)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(104,908,990)	(90,478,164)

Shareholders’ equity in accordance with U.S. GAAP	15,800,394	28,894,650

a)	Consolidated statement of cash flows

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

The Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no difference between the Company’s net earnings (loss) for 2007, 2006 and 2005 under U.S. GAAP as compared to Canadian GAAP.

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

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the year; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be different. Since the Company has not recorded any non-refundable tax credits for 2007, 2006 and 2005, a reconciliation is not required.

28	Subsequent events

Resignation and departure of two officers

On February 11, 2008 the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development. 117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which will be recorded in Q1 2008.

On February 8, 2008 the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which will be recorded in Q1 2008. Mr. Marc Ferland, a director of the Company, is appointed President and CEO commencing on March 3, 2008.

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

4.11	Share Purchase Agreement among Mamma.com Inc., Copernic Technologies, Inc. and others dated December 22, 2005 (Filed as Exhibit 99.3 to the Company’s Form 6-K filed December 29, 2005).

4.12*	Consulting Agreement between ThomasLloyd Capital LLC and Copernic Inc. dated June 7, 2007 and expired on December 31, 2007.

8.1*	List of Subsidiaries of Copernic Inc.

11	Code of Ethics (filed as Exhibit 11 to the Company’s Form 20-F filed March 31, 2006).

12.1*	Certification of Marc Ferland under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Daniel Bertrand under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of RSM Richter LLP.

15.2	Audit and Finance Committee Charter (filed as Exhibit 15.3 to the Company’s Form 20-F filed March 31, 2006).

15.3	Compensation Committee Charter (filed as Exhibit 15.4 to the Company’s Form 20-F filed March 31, 2006).

15.4	Nominating and Corporate Governance Committee Charter (filed as Exhibit 15.5 to the Company’s Form 20-F filed March 31, 2006).

* Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 27, 2008
COPERNIC INC.

	By:	/s/ David Goldman
		Name:	David Goldman
		Title:	Executive Chairman

/s/ Marc Ferland
		Name:	Marc Ferland
		Title:	President and Chief Executive Officer

/s/ Daniel Bertrand
		Name:	Daniel Bertrand
		Title:	Executive Vice President and Chief Financial Officer