Form 20-F
period 2008-12-31
COPERNIC INC
filed 2009-03-30
CIK 839435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________

For the transition period from to

Commission file number 0-17164

COPERNIC INC.
(Exact name of registrant as specified in its charter) (formerly MAMMA.COM)

(Translation of Registrant’s name into English)

PROVINCE OF ONTARIO (CANADA)
(Jurisdiction of incorporation or organization)

360 Franquet Street, Suite 60
Sainte-Foy, Quebec
Canada, G1P 4N3
(Address of principal executive offices)

Marc Ferland
Telephone: (418) 527-0528, E-mail address: mferland@copernic.com, Facsimile: (418) 527-1751, Address: 360 Franquet Street, Suite 60, Sainte-Foy, Quebec, G1P 4N3

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

14,637,531 Common Shares

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No
Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1932 from their obligations under those Sections.

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

EXPLANATORY NOTES

On June 14, 2007, the Company changed its name from Mamma.com Inc. to Copernic Inc.

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all monetary amounts are expressed in United States dollars.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS	4
PART I	5
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
OFFER STATISTICS AND EXPECTED TIMETABLE	5
KEY INFORMATION	5
INFORMATION ON THE COMPANY	17
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
FINANCIAL INFORMATION	64
THE OFFER AND LISTING	66
ADDITIONAL INFORMATION	70
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75
PART II	75
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	76
CONTROLS AND PROCEDURES	76
AUDIT COMMITTEE FINANCIAL EXPERT	76
CODE OF ETHICS	77
PRINCIPAL ACCOUNTANT FEES AND SERVICES	77
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	82
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	83
FINANCIAL STATEMENTS	83
EXHIBITS	114
SIGNATURES	114

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

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2008, 2007 and 2006, and consolidated balance sheets data as at December 31, 2008 and 2007 is derived from the audited consolidated financial statements included in Item 17. All other financial information below is unaudited and derived from sources not included in Item 17.  The selected consolidated financial data in the following tables should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and “Item 5 – Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

CANADIAN GAAP YEAR ENDED DECEMBER 31st

	2008	2007	2006	2005	2004
	$	$	$	$	$
Consolidated Statements of
Operations Data
Revenues	7,011,631	8,116,408	9,596,402	9,443,975	14,636,318
Earnings (loss) from continuing
operations	(6,490,704)	(14,430,826)	(4,358,708)	(3,342,983)	370,753
Results of discontinued
operations, net of income taxes	-	-	89,328	(2,315,335)	733,654
Net earnings (loss) for the year	(6,490,704)	(14,430,826)	(4,269,380)	(5,658,318)	1,104,407
Basic and diluted earnings (loss)
per share from continuing
operations	(0.44)	(0.99)	(0.31)	(0.27)	0.03
Basic and diluted earnings (loss)
per share from discontinued
operations	-	-	0.01	(0.19)	0.07
Basic and diluted net earnings
(loss) per share	(0.44)	(0.99)	(0.30)	(0.46)	0.10
Weighted average number of
shares – basic	14,637,531	14,564,894	14,340,864	12,168,117	10,758,604
Weighted average number of
shares – diluted	14,637,531	14,564,894	14,340,864	12,168,117	11,209,906

Consolidated Balance Sheets	2008	2007	2006	2005	2004
Data	$	$	$	$	$
Total assets	10,782,059	18,357,856	33,339,488	38,327,198	35,166,098
Total liabilities	1,509,843	2,557,462	4,444,838	5,810,217	3,130,526
Net assets	9,272,216	15,800,394	28,894,650	32,516,981	32,035,572
Working capital	5,051,474	6,413,044	8,533,546	8,944,985	27,528,003
Capital stock	96,556,485	96,556,485	95,298,234	95,298,234	90,496,088
Additional paid-in capital	5,747,028	5,784,502	5,706,183	5,249,902	3,921,806
Accumulated other
comprehensive gain	561,137	561,137	561,137	370,369	360,884
Accumulated deficit	(93,592,434)	(87,101,730)	(72,670,904)	(68,401,524)	(62,743,206)
Shareholders’ equity	9,272,216	15,800,394	28,894,650	32,516,981	32,035,572

Other
Cash dividends	None	None	None	None	None

U.S. GAAP YEAR ENDED DECEMBER 31st

	2008	2007	2006	2005	2004
	$	$	$	$	$
Consolidated Statements of
Operations Data
Revenues	7,011,631	8,116,408	9,596,402	9,443,975	14,636,318
Earnings (loss) from continuing
operations	(6,490,704)	(14,430,826)	(4,358,708)	(3,342,983)	370,753
Results of discontinued
operations, net of income taxes	-	-	89,328	(2,315,335)	733,654
Net earnings (loss) for the year	(6,490,704)	(14,430,826)	(4,269,380)	(5,658,318)	1,104,407
Basic and diluted earnings (loss)
per share from continuing
operations	(0.44)	(0.99)	(0.31)	(0.27)	0.03
Basic and diluted earnings (loss)
per share from discontinued
operations	-	-	0.01	(0.19)	0.07
Basic and diluted net earnings
(loss) per share	(0.44)	(0.99)	(0.30)	(0.46)	0.10
Weighted average number of
shares – basic	14,637,531	14,564,894	14,340,864	12,168,117	10,758,604
Weighted average number of
shares – diluted	14,637,531	14,564,894	14,340,864	12,168,117	11,209,906

Consolidated Balance Sheets	2008	2007	2006	2005	2004
Data	$	$	$	$	$
Total assets	10,782,059	18,357,856	33,339,488	38,327,198	35,166,098
Total liabilities	1,509,843	2,557,462	4,444,838	5,810,217	3,130,526
Net assets	9,272,216	15,800,394	28,894,650	32,516,981	32,035,572
Working capital	5,051,474	6,413,044	8,533,546	8,944,985	27,528,003
Capital stock	113,326,055	113,326,055	112,067,804	112,067,804	107,265,658
Additional paid-in capital	6,784,718	6,822,192	6,743,873	6,287,592	4,959,496
Accumulated other
comprehensive gain	561,137	561,137	561,137	370,369	360,884
Accumulated deficit	(111,399,694)	(104,908,990)	(90,478,164)	(86,208,784)	(80,550,466)
Shareholders’ equity	9,272,216	15,800,394	28,894,650	32,516,981	32,035,572

Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS
The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2008 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2008 $
Cash and cash equivalents	2,067,705
Temporary investments	3,005,227
Indebtedness
Current liabilities	1,210,003
Obligations under capital leases	39,992
Future income taxes	259,848
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,747,028
Cumulative translation adjustment	561,137
Accumulated deficit	(93,592,434)
Total shareholders’ equity	9,272,216
Total capitalization	10,782,059

(Prepared in accordance with US GAAP)	As at December 31, 2008 $
Cash and cash equivalents	2,067,705
Temporary investments	3,005,227
Indebtedness
Current liabilities	1,210,003
Obligations under capital leases	39,992
Future income taxes	259,848
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,784,718
Cumulative translation adjustment	561,137
Accumulated deficit	(111,399,694)
Total shareholders’ equity	9,272,216
Total capitalization	10,782,059

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS
Our revenues depend to some degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2008, approximately 13% of our revenues were derived from an agreement with our largest customer. Revenues from this customer represented 14% of our revenues in 2007 and 11% of our revenues in 2006. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying its payables to Copernic Inc. in accordance with the terms of its agreement with the Company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

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

Our revenues declined in 2008 and we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

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

We generated a significant portion of our revenues in 2008 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

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

We have made and will continue to make investments in research, development and marketing for new products, services and technologies.  Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution.  We may not achieve significant revenue from a new product for a number of years, if at all.  For the years 2007 and 2008, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

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

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.  While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture (owned by Ask.com) will not pursue its alleged patent rights against other companies. In addition, X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

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

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at December 31, 2008 will be sufficient to meet normal operating requirements throughout 2009. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.0M as at December 31, 2008, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $1.2M as at December 31, 2008, may be written-down in the future.

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

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

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

As at March 25, 2009, we had 646,392 warrants at a weighted average exercise price of $15.60 expiring from April to July 2009 and 693,993 stock options at a weighted average exercise price of $1.54 outstanding. As at March 25, 2009, the exercise prices of all outstanding warrants and options, were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,320,385 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems.  We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

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

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.  In 2008, revenues were decreased by approximately $101,000 and total expenses were increased by $50,000 resulting in a net loss $151,000 due to the fluctuation of foreign currencies.

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

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider.  Although we have high expectations for the

Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. However in 2008, we have generated subscription sales of $636,893 through new products and sales channel expansion which appears to have reversed the previous trend.

ITEM 4.   INFORMATION ON THE COMPANY

GENERAL INFORMATION
The legal name of the Company is Copernic Inc. and the Company operates under the commercial names Mamma.com and Copernic.  The Company was incorporated on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s principal executive officers are located at 360 Franquet Street, Suite 60, Sainte-Foy, Quebec, Canada G1P 4N3.

The Company maintains its registered office c/o Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.

RECENT EVENTS
Write-down of intangible assets and goodwill

In Q4 2008, the Company concluded that its software unit was still facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were less than their carrying value.  Therefore, write-downs of $140,000 for trade names, $192,000 for technology and goodwill of $3,995,000 were recorded in 2008.

Normal course issuer bid

On November 11, 2008 the Company announced a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the normal course issuer bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its normal course issuer bid at any time.  As of March 2009, no shares have been acquired by the Company.

Cost reduction plan

In Q4 2008, the Company continued to execute its cost reduction plan announced at the end of Q1 2008.  Total costs in 2008 excluding write-downs, termination costs and restructuring costs were at $6,678,774 compared to $10,318,889 in 2007.

In addition, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company has recorded $101,012 of restructuring costs.

Resignation and departure of officers

Éric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons, did not renew his employment contract which expired on December 31, 2008, with the Company. In relation with this departure, 51,999 stock options were cancelled, resulting in a reversal of employee stock-based compensation expense of $40,878 that was recorded in Q4 2008.

The Company accepted the resignation of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer, effective September 8, 2008. Furthermore Ms. Claire Castonguay, the Company’s Controller for the past three years was appointed Vice President, Finance and Controller while Mr. Ferland, President and CEO assumed the additional responsibilities of Chief Financial Officer on an interim basis. In relation with this resignation, the Company recorded and paid termination costs of $149,420 in Q3 2008. Furthermore, 121,791 non vested  stock options held by Mr. Bertrand were cancelled, resulting in a reversal of employee stock-based compensation expense of $104,741 that was recorded in Q3 2008. In Q4 2008, an additional 52,709 vested stock options held by Mr. Bertrand were cancelled.

On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development.  117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which was recorded in Q1 2008.

On February 8, 2008, the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which was recorded in Q1 2008.  Mr. Marc Ferland, a director of the Company, was appointed President and CEO commencing on March 3, 2008.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at any time before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

Granting, exercising and cancellation of stock options

On April 2, 2008, the Company granted 100,000 stock options to an officer, at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to directors and a new officer, at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to two officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, 785,819 stock options were forfeited.

RECENT FINANCINGS
On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,599,981. Net proceeds from the offering amounted to $15,541,162, net of issue cost of $1,058,819, $996,000 of which was paid to Merriman Curhan Ford & Co. (“MCF”). For this specific transaction, MCF waived their entitlement to a warrant component of the financing completion fee. Each warrant entitles the accredited investors to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants are exercisable beginning six months after the closing date, and have a term of five years from the closing date.

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

RECENT AGREEMENT ThomasLloyd Capital LLC

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven  months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.  This agreement has been terminated in 2008.

OTHER AGREEMENTS

Merriman Curhan Ford & Co.

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants; each warrant gives the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For mergers and acquisitions, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with the same parameters of an acquisition except for the minimum fee which is $500,000.

For the period ended December 31, 2004, 40,000 warrants were issued to MCF at an average price of $12.31, the fair value of which was $260,301 estimated as of the grant date using the Black-Sholes pricing model, and charged to expense with a corresponding credit to additional paid-in capital. The following weighted average assumptions were used:

Expected option life	3.5 years
Volatility	86%
Risk-free interest rate	3.99%
Dividend yield	nil

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004, on September 8, 2004 and subsequently on October 12, 2005. The Company then was committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement. In the event that the Board deems it necessary or appropriate for a fairness opinion to be rendered in connection with an acquisition transaction, MCF will receive a Fairness Opinion Fee of $200,000 for rendering its opinion, payable upon delivery of the Fairness Opinion and will be credited against the M&A Completion Fee due to MCF.

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

This acquisition has been accounted for using the purchase method.  The fair value of the net assets acquired was $1,535,744, which with goodwill of $556,196, resulted in a total purchase price of $2,091,940. From this purchase price, $740,782 was paid by issuance of the Company’s common shares, $86,948 for cash acquired at the transaction for a cash paid net of cash acquired of $1,264,210. Digital Arrow LLC and High Performance Broadcasting, Inc. have since been liquidated.

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

On May 4, 2000, the Company initiated a series of transactions pursuant to which it subscribed to a CDN $850,000 secured debenture convertible into 12.75% of the equity of LTRIM. On February 23, 2001, the Company started acquiring preferred shares by step purchase and by May 2001, a total of 207,323 preferred shares were subscribed to and entirely paid. These shares were subsequently split 10 for 1, resulting in 2,073,230 shares.

On December 13, 2002, LTRIM closed the first round of an intended two-round financing transaction with new investors. As part of the transaction, the Company converted all preference shares and the secured debenture into 4,891,686 Class A Common Shares. Accrued interest on the debenture in the amount of CDN $137,014 (US $80,038) was converted into 359,281 Class A preference shares. On February 11, 2004, LTRIM closed the second round of financing.

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

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, calendar, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors’ Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search won first prize for innovation in the enterprise solutions category.  Also in 2008, Copernic Desktop Search® 3.0 received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneous searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic’s search division handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and elsewhere.  The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 98 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals, enterprise search providers and e-commerce sites generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

PRINCIPAL MARKETS
Although we operate in the global on-line market, and now engage in the development and sale of information management and search solution products, the majority of our users and customers are concentrated in the U.S., Europe and Canada. Our total revenues in 2008 can be divided into several categories: search and graphic advertising, software licensing, customized development and maintenance support revenues. The following table gives a breakdown of the total revenues by category for the last five financial years. The operations of Copernic Technologies Inc. have been included since December 23, 2005.

	search and graphic	Software	Customized Development and
year	advertising	Licensing	Maintenance Support
	US $	US $	US $
2008	5,606,383	951,022	454,226
2007	7,354,709	415,263	346,436
2006	8,024,972	957,488	613,942
2005	9,426,772	6,671	10,532
2004	14,624,222	-	12,096

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

COMPETITION
The Company primarily competes in the areas of on-line advertising and software licensing which includes sales of licenses, customization and maintenance support.  The market for these services is in a constant state of flux and competition is intense.

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

ORGANIZATIONAL STRUCTURE
On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The transaction has allowed the Company to use carry forward tax losses.  On May 31, 2006, the wholly owned subsidiary, Copernic Technologies Inc. which was acquired on December 22, 2005, was wound up into the Company.  During 2007 and 2008, a few non-active companies were wound up into the Company.  As at March 27, 2009 the Company had an active wholly-owned subsidiary, Mamma.com USA, Inc.

The Company leases two office locations. They are in Quebec City, Canada with 13,000 square feet and Montreal, Canada with 3,400 square feet. The Montreal office will be closed March 31, 2009.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of Copernic Inc. for the three years ended December 31, 2008, 2007 and 2006 should be read in conjunction with its consolidated financial statements and the related notes.  All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements.  Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note.  The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 27 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 27, 2009.

Business overview

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, calendar, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors’ Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search won first prize for innovation in the enterprise solutions category.  Also in 2008, Copernic Desktop Search® 3.0 received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneous searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic’s search division handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and elsewhere.  The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 98 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals, enterprise search providers and e-commerce sites generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search and graphic advertising

Approximately 80% of our revenues come from our search based businesses which are:  search property Mamma.com, “The Mother of All Search Engines®” and its search publisher network of approximately 98 partners representing 68% of these revenues and Copernic Agent® and Copernic Desktop Search® for 12% of these revenues respectively.  The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property.  Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

The other revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance).

Software licensing

Approximately 14% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs, portals, enterprises, international distributors and resellers as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues were the result of customized development and maintenance support.  The business model is based on billing our technical team for software customization and maintenance support.

Recent events

Write-down of intangible assets and goodwill

In Q4 2008, the Company concluded that its software unit was still facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were less than their carrying value.  Therefore, write-downs of $140,000 for trade names, $192,000 for technology and goodwill of $3,995,000 were recorded in 2008.

Normal course issuer bid

On November 11, 2008 the Company announced a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the normal course issuer bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its normal course issuer bid at any time. As of March 2009, no shares have been acquired by the Company.

Cost reduction plan

In Q4 2008, the Company continued to execute its cost reduction plan announced at the end of Q1 2008.  Total costs in 2008 excluding write-downs, termination costs and restructuring costs were at $6,678,774 compared to $10,318,889 in 2007.

In addition, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company has recorded $101,012 of restructuring costs.

Resignation and departure of officers

Éric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons, did not renew his employment contract which expired on December 31, 2008, with the Company. In relation with this departure, 51,999 stock options were cancelled, resulting in a reversal of employee stock-based compensation expense of $40,878 that was recorded in Q4 2008.

The Company accepted the resignation of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer, effective September 8, 2008. Furthermore Ms. Claire Castonguay, the Company’s Controller for the past three years was appointed Vice-President Finance and Controller while Mr. Ferland, President and CEO assumed the additional responsibilities of Chief Financial Officer on an interim basis. In relation with this resignation, the Company recorded and paid termination costs of $149,420 in Q3 2008. Furthermore, 121,791 non vested  stock options held by Mr. Bertrand were cancelled, resulting in a reversal of employee stock-based compensation expense of $104,741 that was recorded in Q3 2008. In Q4 2008, an additional 52,709 vested stock options held by Mr. Bertrand were cancelled.

On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development.  117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which was recorded in Q1 2008.

On February 8, 2008, the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which was recorded in Q1 2008.  Mr. Marc Ferland, a director of the Company, was appointed President and CEO commencing on March 3, 2008.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating, “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

Granting, exercising and cancellation of stock options

On April 2, 2008, the Company granted 100,000 stock options to an officer, at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to directors and a new officer, at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to two officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, 785,819 stock options were forfeited.

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

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions.  Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices.  The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

Significant judgment is used in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually on December 31st of each year or when events or changed circumstances indicate impairment may have occurred.  In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment.  We have determined that in our case, the reporting units is the operating segment or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by management at that level. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of each reporting unit incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment for the individual units as of December 31, 2008. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

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

 a)  For changes affecting 2007

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

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

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

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

b)  For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 – Capital Disclosures.  The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007.  The Company has adopted this new Section in its first quarter.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world.  The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

c)  Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated.  This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged.  The adoption of this new standard will not have any impact on the Company’s financial statements.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant to the Company and a review of the alternatives available upon adoption.  In Q4 2008, the Company performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

Results of Operations

Revenues

2008 as compared to 2007

Revenues for 2008 were $7,011,631 compared to $8,116,408 in 2007, a decrease of 14%.

In 2008 search and graphic advertising revenues decreased by $1,748,326 or 24% to $5,606,383 from $7,354,709 last year. The variance is explained by a decrease in search advertising revenues due to a change in client mix and reduced traffic.  In 2008, the revenues decrease was offset by the reversal of old prepayments totalling $80,000.

Software licensing went from $415,263 in 2007 to $951,022 in 2008, an increase of $535,759. The increase is explained by the sales of a new product “CDS Corporate Edition” in 2008. Also, the launch of the new CDS Pro version in late Q3 2008 started having an impact on  Q4 2008 results.

In 2008, customized development and maintenance support amounted to $454,226 compared to $346,436 in 2007 an increase of $107,790.
The difference is explained by the maintenance fees included in the sales of “CDS Corporate Edition” launched in 2008.

2007 as compared to 2006

In 2007, the Company generated revenues of $8,116,408 compared to $9,596,402 for the previous year, a decrease of 15%.

Search and graphic advertising revenues totalled $7,354,709 in 2007 compared to $8,024,972 for the same period in 2006, a decrease of $670,263 or 8%. The decrease is due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units.

Software licensing stood at $415,263 in 2007 compared to $957,488 in 2006, a decrease of $542,225 or 57%.  The decrease is explained by the sale of one major CDS license in 2006 compared to two smaller CDS licenses in 2007.

Customized development and maintenance support revenues generated $346,436 in 2007 compared to $613,942 for the same period the previous year, a decrease of $267,506 or 44%. The decrease is explained by maintenance support contracts that were not renewed in 2007.

Expenses

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, cost of revenues represented $2,530,908 or 45% of search and graphic advertising revenues, compared to $2,636,410 or 36% of search and graphic revenues for the same period last year, due to the loss of a high margin account in 2007.

In 2008, search and graphic payouts totalled $2,169,916 compared to $2,262,356 for the same period last year and represented respectively 39% and 31% over search and graphic revenues. The increase in percentage in 2008 is explained by higher payouts to retain partners which deliver better quality traffic.

The bandwidth costs were $360,992 for the twelve-month period ended December 31, 2008, compared to $374,054 for the same period in 2007.

2007 as compared to 2006

In 2007, cost of revenues represented $2,636,410 or 36% over search and graphic advertising revenues, compared to $2,704,101 or 34% over search and graphic advertising revenues for the same period in 2006.

Search and graphic payouts totalled $2,262,356 in 2007 compared to $2,309,435 for the same period in 2006 and represented respectively 31% and 29% over search revenues.  The increase in percentage in 2007 is explained by gradually increasing payouts to partners which deliver better quality traffic.

In 2007, bandwidth costs decreased by $20,612 or 5% to $374,054 from $394,666 in 2006.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2008 as compared to 2007

For the year ended December 31, 2008, marketing, sales and services expenses stood at $938,611 from $1,897,822 in 2007, a decrease of $959,211 or 51%. The variance for the year is explained by the decrease in salaries and related employment costs of $540,000, decrease in stock options compensation of $206,000 in relation with the termination of employees and employee departures, decrease in training and recruiting costs and purchase of algorithmic contents of respectively $121,000 and $77,000.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, marketing, sales and services increased by $47,646 or 3% from $1,850,176 in 2006 to $1,897,822. The variance for the twelve-month period reflected an increase in salaries due to reorganization of the department, professional services due to new sales consultants for CDS and stock-based compensation of respectively $127,000, $93,000 and $67,000. The increases were offset by a decrease in purchase of algorithmic contents and publicity and promotion of respectively $137,000 and $117,000 due to reduced revenue.

General and administration

General and administrative expenses include salaries, stock-based compensation and associated costs of employment of executive management and finance personnel. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

2008 as compared to 2007

In 2008, general and administrative expenses amounted to $2,907,964 compared to $4,691,572 in 2007, a decrease of $1,783,608. Salaries and stock-based compensation expenses decreased by respectively $338,000 and $428,000. In 2008, salaries included termination costs of $149,000 related to the resignation of the former CFO offset by a decrease in salaries of $53,000 due to employee departures. In 2007, salaries included termination costs of $434,000 related to the departure of the former President and CEO. The decrease in stock-based compensation expenses is mainly explained by the reversal of expenses in 2008 of $154,000 due to the departure of two officers compared to an additional expense of $261,000 in 2007 related to the departure of the former CEO. In 2008, professional fees decreased by $650,000 explained mainly by the reduction of legal fees,  the investor relation expenses decreased by $147,000 due to decrease expenses related to the annual reporting and the insurance expenses decreased by $142,000 due to lower premium for D&O insurance.

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

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our team’s software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

2008 as compared to 2007

In 2008, product development and technical support expenses amounted to $1,938,724 compared to $2,416,410 last year, a decrease of $477,686 and mainly explained by a decrease in salaries and related employment costs of $313,000, lower stock-based compensation expenses of $63,000 and lower technical fees of $60,000.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, product development and technical support decreased to $2,416,410 from $2,538,867 in 2006, representing a decrease of $122,457. The decrease is explained by a reduction in salaries due to a reorganization of our R&D team.

Amortization of property and equipment

2008 as compared to 2007

In 2008, amortization of property and equipment stood at $211,056 compared to $302,509 in 2007 explained by the decrease of the asset’s net book value at the beginning of 2008.

2007 as compared to 2006

Amortization of property and equipment totalled $302,509 for the year ended December 31, 2007, compared to $178,192 in 2006. The increase is explained by acquisitions of equipment during the year of approximately $150,000 and the change in the amortization rates, from 30% in 2006 to 50% in 2007 and from 20% to 33% for computer equipment and for furniture respectively.

Amortization of intangible assets

2008 as compared to 2007

Amortization of intangible assets stood at $1,019,159 in 2008 compared to $1,991,286 in 2007. The decrease is explained by the write-downs of intangible assets of $1,985,470 recorded in Q4 2007.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, amortization of intangible assets decreased to $1,991,286 from $2,067,009 in 2006. The decrease is explained by the write-down of intangible assets recorded in Q3 2006 of $413,238.

Write-downs and settlement costs

2008 as compared to 2007

For the twelve-month period ended December 31, 2008, write-down and settlement costs totalled $4,432,264 compared to $10,146,311 in 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000 in 2007.  Also, in 2007 the Company recorded a write-down of goodwill of $846,310 in relation to the acquisition of FocusIN.

In 2008, faced with improved competitive offerings the underlying core technology in Copernic desktop search needed to be significantly enhanced and therefore, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair values of goodwill and intangible assets were less than the carrying value for these assets.

2007 as compared to 2006

In 2007, write-downs and settlement costs amounted to $10,146,311 compared to $1,683,238 for the same period last year.

In Q4 2007, the Company recorded write-downs of goodwill and intangible assets related to Copernic Technologies Inc.’s acquisition of respectively $7,214,531 and $1,985,470. The Company’s software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the assessment of the fair value of the Company’s assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of goodwill and intangible assets were significantly less than the carrying value for these assets.

In Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and a general decrease for all graphic ads.  Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value.  Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

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

In 2006, the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM’s investment of $570,000.

Restructuring charges

2008 as compared to 2007

In order to reduce its costs, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company recorded $101,012 as restructuring costs.

Interest and other income

2008 as compared to 2007

Interest income and other income decreased to $162,880 in 2008 from $401,183 in 2007. The decrease reflected lower liquidities and lower interest rates in 2008.

2007 as compared to 2006

Interest and other income stood at $401,183 in 2007 compared to $415,950 in 2006.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $24,440 for the year ended December 31, 2008 compared to a loss of $115,071 in 2007 and $82,203 in 2006.

The gain in foreign exchange is mainly due to the depreciation of the Canadian dollar in 2008.

Recovery of income taxes

For the fiscal year 2008, the recovery for current and future income taxes amounted to $390,043 compared to $1,248,974 in 2007 and $729,053 in 2006.

In 2008, the recovery of income taxes is explained by current income taxes paid of $522 and the reversal of $390,565 of future income taxes due to current amortization and write-downs of Copernic Technologies Inc.’s intangible assets.

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

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $6,490,704 ($0.44 per share) in 2008, compared to a loss of $14,430,826   ($0.99 per share) in 2007 and a loss of $4,358,708 ($0.31 per share) in 2006.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow are nil in 2008 and 2007 compared to contribution to earnings of $89,328 ($0.01 per share) in 2006.

In 2006, the contribution of Digital Arrow was due to a reversal of a reserve for salary expenses after a settlement with two former employees and a reversal of the provision for remaining restructuring costs.

Loss for the year

The loss for the year totalled $6,490,704 ($0.44 per share) in 2008 compared to a loss of $14,430,826 ($0.99 per share) in 2007 and a loss of $4,269,380 ($0.30 per share) in 2006. For 2008, 2007 and 2006, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Liquidity and capital resources

As at December 31, 2008, the Company had liquidities of $5,072,932 which were composed of $2,067,705 in cash and cash equivalents and $3,005,227 in temporary investments compared to $6,872,412 in 2007 which consisted of $2,099,560 in cash and cash equivalents, restricted cash of $807,468 and $3,965,384 in temporary investments. For the year ended December 31, 2008, working capital was $5,051,474 compared to $6,413,044 for the previous year.

Operating activities

In 2008, the cash used for operating activities of $1,720,571 is explained by the loss from continuing operations net of non-cash items of $1,281,463 and net change in non-cash working capital items of $439,108.

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

Investing activities

In 2008, investing activities provided cash of $939,224 explained by the decrease of temporary investments of $960,157 offset by the purchases of property and equipment and intangible assets of $20,933.

In 2007, investing activities provided cash of $1,408,367 mainly explained by the decrease of temporary investments of $1,626,458 offset by the purchases of property and equipment and intangible assets of $218,091.

In 2006, investing activities used cash of $1,326,652 mainly explained by the purchase of temporary investments of $1,578,530 offset by a reimbursement related to Copernic Technologies Inc.’s business acquisition of $379,382 and purchases of intangible assets and property and equipment of $127,504.

Financing activities

In 2008, financing activities used cash of $57,976 for the repayment of obligations under capital leases.

In 2007, financing activities provided cash totalling $676,258 from issuance of capital stock upon exercise of options offset by repayment of obligations under capital leases of $23,071.

In 2006, no cash was provided by, nor used in the financing activities of the Company.

Liquidity and capital resources

The Company considers that its liquidities will be sufficient to meet normal operating requirements until the end of 2009. It has no plans for a significant capital expenditures program nor does it view its Notice of Intention to purchase up to 700,000 common shares as material in the light of its current cash position. Furthermore, the company intends to fund its growth through internal cash generation and has no plans to enter into debt or equity financing at this time. In the long term, the Company may take advantage of favourable market conditions to gain additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Concentration of credit risk with customers

As at December 31, 2008, four customers represented 52% of our accounts receivable compared to 54% from four customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers, which represented more than 10% of the Company’s net accounts receivable, have paid accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Q4 2008 Results

Revenues

Revenues for the three-month period ended December 31, 2008 (“Q4”) totalled $1,909,648 compared to $1,654,352 for the same period in 2007, an increase of $255,296 or 15%. The increase is mainly explained by software licensing.

Search and graphic advertising revenues went from $1,446,167 in Q4 2007 to $1,435,148 in Q4 2008, a decrease of $11,019. In Q4 2008, the revenues decrease was offset partially by the reversal of old prepayments of $80,000.

Software licensing stood at $325,025 in Q4 2008 compared to $85,751 in Q4 2007, an increase of $239,274. The increase is mainly due to the launch of new products “CDS Corporate Edition” and “CDS Pro”.

Customized development and maintenance support revenues generated $149,475 in Q4 2008 compared to $122,434 for the same period last year, an increase of $22,041.

Expenses

Cost of revenues

In Q4 2008, cost of revenues represented $601,519 or 42% over search and graphic advertising revenues, compared to $543,763 or 38% over search and graphic advertising revenues for the same period in 2007.

In Q4 2008, search and graphic advertising payouts totalled $552,605 compared to $433,514 for the same period last year, representing 39% and 30% of search and graphic revenues respectively.  In 2007, payouts were reduced by the reversal of old inactive payables of $79,342. Excluding the adjustment, the percentage of payouts over revenue would have been 35%. In 2008, the percentage of payouts was increased to retain partners with good quality traffic.

The bandwidth costs were $48,914 in Q4 2008 compared to $110,249 for the same period in 2007.  In Q4 2007, two new data centers were opened in Canada and were run in parallel with the ones located in the US. The data centers located in the US were shut down in Q2 2008.

Marketing, sales and services

In Q4 2008, marketing, sales and services expenses decreased to $160,802 from $480,531 in Q4 2007, a decrease of $319,729. The variance is mainly explained by the decrease in salaries and fringe benefits and stock-based compensation of respectively $173,000 and $47,000, a decrease in purchase of algorithmic contents and professional services by respectively $25,000 and $21,000. Other expenses also decreased by $54,000 in Q4 2008.

General and administration

General and administrative expenses in Q4 2008 totalled $525,309 as compared to $1,020,709 for the same period last year, a decrease of $495,400 or 49%. The variance is explained by a decrease in professional fees of $258,000 a decrease in salaries, stock-based compensation, investor relation and other expenses of respectively $79,000, $60,000, $34,000 and $64,000.

Product development and technical support

Product development and technical support expenses amounted to $332,145 in Q4 2008, compared to $651,830 for the same period last year, a decrease of $319,685 or 49%. The decrease is explained by the decrease in salaries and other employment costs of $220,000 and a decrease in stock-based compensation of $75,000 due lower headcount.

Amortization of property and equipment

Amortization of property and equipment totalled $55,353 in Q4 2008, compared to $119,220 for the same period last year. The decrease is explained by lower net book value at the beginning of the year.

Amortization of intangible assets

Amortization of intangible assets decreased to $254,746 in Q4 2008, compared to $511,384 for the same period last year.  The decrease is explained by the write-downs of intangible assets at the end of Q4 2007.

Write-downs, settlement and other costs

In Q4 2008, write-downs and settlement costs amounted to $ 4,410,733 compared to $10,146,311 in Q4 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000.  Also, in 2007 the Company recorded a write-down of goodwill of $846,310 in relation to the acquisition of FocusIN.

In 2008, still facing delays in execution and changes of market conditions of its commercial deployment solutions, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair values of goodwill and intangible assets were less than the carrying value for these assets.

Restructuring charges

In Q4 2008, $69,621 was recorded as restructuring charges in relation with the Company’s decision to close its Montreal office in Q1 2009.

Interest and other income

Interest income and other income decreased to $40,762 in Q4 2008 from $74,078 in Q4 2007. The decrease is explained by lower liquidities during Q4 2008 compared to the same period last year.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $18,218 for Q4 2008, compared to a loss of $41,164 for the same period last year mainly due to the depreciation of the Canadian dollar in Q4 2008.

Income taxes

The recovery of future income taxes relates to the amortization of intangible assets which does not have the same asset base for accounting and tax purposes.  Recovery of future income taxes totalled $181,163 in Q4 2008, compared to $796,401 for the same period last year.  In 2007, the recovery for income taxes included a more significant reversal of future income taxes liability in relation with the write-downs of intangible assets in Q4 2007 compared to Q4 2008.

Loss and loss per share

Loss for the three-month period ended December 31, 2008, totalled $4,260,437 ($0.29 per share), compared to a loss of $10,990,081 ($0.75) per share for the same period last year.

Off-balance sheet arrangements

As at December 31, 2008 and 2007, the Company has no off-balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$
2009	249,000
2010	46,000
2011	27,000
2012	18,000
2013	-

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

As at December 31, 2008, the Company has change of control agreements with certain executive officers and a few employees.  If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $614,181 for these specific people.

Subsequent Events

On January 28, 2009, the Board of Director’s unanimously approved an adjustment to Mr. David Goldman’s consultancy agreement, to which David Goldman concurred, that the change of control clause is amended to an entitlement to the lesser of $300,000 or 3% of the transaction triggering a change of control. The Board further specified that the resulting payment would be made in the same currency as the transaction itself. The previous agreement stipulated that in the case of change of control, David Goldman was entitled to receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN$300,000.

On February 2, 2009, the Company sold 5,200,000 shares of TECE Inc. for CDN $208,000.  The Company’s investment in TECE Inc. was completely written off in 2001.

On February 3, 2009, a lawsuit was filed against the Company by one former officer. The plaintiff alleges an unlawful dismissal by the Company and seeks damages amounting to CDN $256,775. The Company denies the allegations against it, believes that the claim is without merit, and intends to defend itself.

On March 4, 2009 the Company announced that Claire Castonguay, Vice President, Finance and Controller will terminate her employment with the Company at the end of the quarter consistent with the closure of the Montreal office at that time. Jean-Rock Fournier, Vice President Finance since the beginning of the quarter and also located in Quebec City will assume the duties of Chief Financial Officer, effective March 31st. Mr. Fournier is a  Chartered Accountant since 2000, practiced public accounting with KPMG, and has been Vice President Finance with Axion Technologies and PGI, both companies in the Information Technology sector.

Risks and uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to some degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2008, approximately 13% of our revenues were derived from an agreement with our largest customer. Revenues from this customer represented 14% of our revenues in 2007 and 11% of our revenues in 2006. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying its payables to Copernic Inc. in accordance with the terms of its agreement with the Company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

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

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft, Yahoo, Google and Ask.com have a variety of Internet products, services and content that directly compete with our products, services, content and advertising solutions.  We expect that Microsoft will increasingly use its financial and engineering resources to compete with us.

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

Our revenues declined in 2008 and we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

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

We generated a significant portion of our revenues in 2008 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

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

We have made and will continue to make investments in research, development and marketing for new products, services and technologies.  Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution.  We may not achieve significant revenue from a new product for a number of years, if at all.  For the years 2007 and 2008, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

• Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at any time before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

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

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.  While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture (owned by Ask.com) will not pursue its alleged patent rights against other companies. In addition, X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

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

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at December 31, 2008 will be sufficient to meet normal operating requirements throughout 2009. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.0M as at December 31, 2008, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $1.2M as at December 31, 2008, may be written-down in the future.

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

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

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

As at March 25, 2009, we had 646,392 warrants at a weighted average exercise price of $15.60 expiring from April to July 2009 and 693,993 stock options at a weighted average exercise price of $1.54 outstanding. As at March 25, 2009, the exercise prices of all outstanding warrants and options, were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,320,385 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems.  We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

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

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.  In 2008, revenues were decreased by approximately $101,000 and total expenses were increased by $50,000 resulting in a net loss $151,000 due to the fluctuation of foreign currencies.

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

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider.  Although we have high expectations for the Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. However in 2008, we have generated subscription sales of $636,893 through new products and sales channel expansion which appears to have reversed the previous trend.

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

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Vice President Finance, as to the effectiveness of our disclosure controls and procedures as of December 31, 2008.

Based upon that evaluation, our Chief Executive Officer and Vice President Finance concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at March 25, 2009	Book value as at December 31, 2008 under Canadian GAAP	Book value as at December 31, 2008 under US GAAP
14,637,531	$96,556,485	$113,326,055

As at March 25, 2009, the Company also had 646,392 warrants and 693,993 stock options outstanding.

Forward-Looking Statements

 Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology.  No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur.  Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation.  For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic-inc.com.  All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Selected Annual Information

(In thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2008 $	2007 $	2006 $	2005 $	2004 $

Revenues	7,012	8,116	9,596	9,444	14,636
Earnings (loss) from continuing operations	(6,491)	(14,431)	(4,358)	(3,343)	371
Results of discontinued operations, net of income taxes	-	-	89	(2,315)	734
Earnings (loss) for the year	(6,491)	(14,431)	(4,269)	(5,658)	1,104

Earnings (loss) per share from continuing operations
Basic and diluted	(0.44)	(0.99)	(0.31)	(0.27)	0.03
Net earnings (loss) per share
Basic and diluted	(0.44)	(0.99)	(0.30)	(0.46)	0.10

Total assets	10,782	18,358	33,339	38,327	35,166

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	2008				2007
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenues	1,910	1,672	1,721	1,709	1,654	1,867	1,953	2,642

Loss for the period	(4,261)	(622)	(522)	(1,086)	(10,990)	(975)	(1,085)	(1,381)

Loss per share basic and diluted	(0.29)	(0.04)	(0.04)	(0.07)	(0.75)	(0.07)	(0.07)	(0.10)

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT
Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Marc Ferland[1]	Director and Officer	President, and Chief Executive Officer and acting CFO Copernic Inc.	September 21, 2007

Éric Bouchard[2]	Officer	Vice President - Products Copernic Inc.	December 22, 2005

David Goldman	Director	Chairman, Copernic Inc. Director, SNC-Lavalin Group Inc. (an engineering and construction company listed on the Toronto Stock Exchange)	May 24, 2001

Claude E. Forget	Director	Consultant	October 11, 1999

Irwin Kramer	Director	President, iCongo, Inc. (an e-commerce and service company)	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002

Lawrence Yelin	Director	Attorney, Lawrence Yelin, Attorney	September 21, 2007

Claire Castonguay	Officer	Vice President - Finance and Controller Copernic Inc.	September 8, 2008

Dennis Dion	Officer	Vice President - Sales Copernic Inc.	November 11, 2008

Benoit Godbout	Officer	Vice President - Chief Technology Officer Copernic Inc.	June 17, 2008

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

The Board of Directors has approved and adopted a document entitled “Responsibilities of the Board of Directors and its three

1 Marc Ferland is acting CFO until March 31, 2009.
2 Eric Bouchard did not renew his employment contract which expired on December 31, 2008.

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

In June 2008, David Goldman resigned as an officer of the Company.

During the 2008 fiscal year, the Board of Directors met 10 times and all of the Directors attended all of the meetings.  Martin Bouchard attended 6 of the meetings since he resigned on June 17, 2008.  During the 2008 fiscal year, there were no meetings of the independent directors.

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

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2008.

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

Composition of the Audit and Finance Committee

The current members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and Lawrence Yelin all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2008, the Audit and Finance Committee met 7 times and the Company’s independent auditors were present at 6 of these meetings.

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

ii)           Short-Term Incentive Compensation

The Company provides short-term cash incentive compensation to employees and officers whose responsibilities and attainment of personal and Company objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments is approved by the Compensation Committee and is based on specific goals in these areas. Incentive compensation targets for each individual are set during the first quarter of each year.

In the case of Named Executive Officers, as defined hereinafter under the heading “Statement of Executive Compensation”, targeted incentive compensation varies in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally,  bonuses are higher when operating results and financial performance objectives are exceeded and when the objectives are not met, the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Company.

The Board of Directors, upon recommendation of the Compensation Committee, also may award bonuses as deemed necessary to compensate management for circumstances where warranted to reward extraordinary contributions to the Company not reflected in our results of operations if and when deemed in the Company’s best interest.

For the year ended December 31, 2008, for all employees, no incentive compensation was earned related to Company objectives as minimal financial targets were not realized; however, some officers were paid bonuses based upon achieving Q2 and Q4 2008 financial targets.

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

At the time that the Stock Option Plan was reviewed in July 2007, 1,400,000 Common Shares were reserved for issuance under this plan. Taking into account options that have been cancelled of forfeited, options to acquire a net total of 652,000 Common Shares have been granted on September 18, 2007 under the Stock Option Plan. As of January 1, 2009, 622,384 Common Shares remain available for future grants.

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

Statement of Executive and Board Compensation

In the first half of 2008, the Directors received US $6,250 per quarter and US $1,000 per meeting in person and US $500 by phone. Per quarter, the Chairman of the Board also received US $3,125, the Audit Committee Chairman received US $2,500 and of the other two Board Committees received US $1,250 each.  On June 17th, 2008, the Board reduced its compensation by US $1,250 per quarter in favour of the grant of 19,000 stock options for each member and 24,000 for the Chairman all at an exercise price of US $0.62 per share.

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2006, 2007 and 2008 to:

(i)	the Chief Executive Officer;
(ii)	the Chief Financial Officer;
(iii)
each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2008 and whose total salary and bonus exceeded CDN $150,000, and

(iv)
such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2008 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.  Exchange rate conversions were 0.8821 in 2006, 0.9352 in 2007 and 0.9443 in 2008.

Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)
Marc Ferland President and Chief Executive Officer and Acting CFO	2008 2007 2006	190,636 N/A N/A	Nil N/A N/A	7,077 N/A N/A
Éric Bouchard[1] Vice President - Products	2008 2007 2006	177,560 169,155 149,798	18,882 10,161 23,992	3,813 3,813 2,372
Daniel Bertrand[2] Executive Vice President and Chief Financial Officer	2008 2007 2006	136,310 172,897 153,326	9,441 12,982 116,644[3]	3,387 117,534 3,722
Martin Bouchard[4] President and Chief Executive Officer	2008 2007 2006	60,999 220,526 176,158	Nil 22,456 13,231	750 3,813 2,382
Guy Fauré[5] President and Chief Executive Officer	2008 2007 2006	N/A 46,403 224,705	N/A Nil 179,940[6]	N/A 502,977 3,718
Patrick Hopf[7] Vice President - Business Development	2008 2007 2006	21,569 154,145 125,816	Nil Nil 88,488[8]	750 47,817 2,869

1 Eric Bouchard did not renew his employment contract which expired on December 31, 2008.
2 Daniel Bertrand resigned from his position as Executive Vice President and Chief financial Officer on September 8, 2008. In connection with his resignation, the Company paid Mr. Bertrand termination compensation and recorded termination costs of CDN$159,100 in Q3
2008.
3 Performance bonus of $9,209 and retention bonus of $107,435.
4 Martin Bouchard resigned from his position as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
5 Guy Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company paid Mr. Fauré termination compensation and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of option agreements and allowed accelerated vesting of options. These changes represented an additional non-cash item expense of approximately US $267,000 which was recorded in Q1 2007.
6 Performance bonus of $22,492 and retention compensation of $157,448.
7 On February 11, 2008, the Company announced the departure of Patrick Hopf, effective February 11, 2008.
8 Performance bonus of $6,986 and retention bonus of $81,502.

Option Grants During the Most Recently Completed Financial Year

		Long Term Compensation			All Other Compensation
Name and Principal Occupation	Year	Awards		Payouts	U.S. $
		Securities Under Options #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $
Marc Ferland President and Chief Executive Officer and Acting CFO	2008 2007 2006	100,000 25,000 N/A	Nil Nil N/A	Nil Nil N/A	16,245 15,455 N/A
Éric Bouchard[1] Vice President – Products	2008 2007 2006	Nil 78,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Daniel Bertrand[2] Executive Vice President and Chief Financial Officer	2008 2007 2006	Nil 98,000 Nil	Nil Nil Nil	Nil Nil Nil	149,420 Nil Nil
Martin Bouchard[3] President and Chief Executive Officer	2008 2007 2006	Nil 155,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Goldman[4] Chairman	2008 2007 2006	24,000 20,000 Nil	Nil Nil Nil	Nil Nil Nil	41,455 108,291 125,004[3]
Claire Castonguay Vice President, Finance and Controller	2008 2007 2006	Nil 22,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dennis Dion Vice President, Sales	2008 2007 2006	25,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Benoit Godbout Vice President, Chief Technology Officer	2008 2007 2006	30,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Guy Fauré[5] President and Chief Executive Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 477,182 Nil
Patrick Hopf[6] Vice President –Business Development	2008 2007 2006	Nil 73,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 Eric Bouchard did not renew his employment contract which expired on December 31, 2008.
2 Daniel Bertrand resigned from his position as Executive Vice President and Chief financial Officer on September 8, 2008. In connection with his resignation, the Company paid Mr. Bertrand termination compensation and recorded terminiation costs of CDN $159,100 in Q3 2008.
3 Martin Bouchard resigned from his position as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
4 The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.
5 Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company paid Mr. Fauré termination compensation and recorded termination costs of CDN $510,000 in Q1 2007, changed the duration of option agreements and allowed accelerated vesting of options. These changes represented an additional non-cash item expense of approximately US $267,000 which was recorded in Q1 2007.
6 On February 11, 2008, the Company announced the departure of Patrick Hopf, effective February 11, 2008.

Employment Agreements and Change of Control Provisions

During 2008, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

David Goldman was Chairman and Chief Executive Officer of the Company until January 12, 2004 when he became the Executive Chairman of the Company. In June 2008, David Goldman resigned as an officer and became Chairman of the Company. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Company but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Company.

On May 1, 2002, the Company entered into a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. These consulting arrangements may be terminated on sixty (60) days’ notice by either party.  On August 12, 2004, the Company amended the consulting agreement with Dave Goldman Advisors Ltd. As a result, if there is change of control of the Company, Dave Goldman Advisors Ltd. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN $300,000 if:

(i)	the consultant agreement is terminated;

(ii)	Mr. Goldman does not accept a relocation or to perform a substantial part of his services outside of the greater Montreal area;

(iii)	Mr. Goldman’s responsibilities are greatly reduced for which reason he terminates the agreement; or

(iv)	the total compensation offered to the consultant is reduced.

On May 23, 2005, the consulting agreement was further amended to increase the hourly rate of Dave Goldman Advisors Ltd. for services rendered from CDN $200 to CDN $250. In June 2008, as Mr. Goldman resigned as an officer and became Chairman of the Company, the consulting agreement was amended to fixed fees of CDN $7,500 per quarter. Total fees for 2008 were $41,455 (2007: $108,291; 2006: $141,971). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

On January 28, 2009, the Board of Director’s unanimously approved an adjustment to Mr. David Goldman’s consultancy agreement, to which David Goldman concurred, that the change of control clause is amended to an entitlement to the lesser of $300,000 or 3% of the transaction triggering a change of control. The Board further specified that the resulting payment would be made in the same currency as the transaction itself. The previous agreement stipulated that in the case of change of control, David Goldman was entitled to receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN $300,000.

On March 3, 2008, the Company entered into a consulting agreement with Martin Bouchard through 4332903 Canada Inc. This company is remunerated for services rendered on an hourly rate of CDN $250. These consulting arrangements may be terminated on sixty (60) days’ notice by either party. There were no fees for 2008.

Éric Bouchard has been Vice President - Products since the acquisition of Copernic Technologies Inc. by the Company.  Éric Bouchard signed an employment agreement with the Company on December 22, 2005.  Éric Bouchard’s annual salary is CDN $188,200 with an entitlement to short term annual incentive compensation for meeting targeted financial performance, to a maximum of 60% of his base salary for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic Technologies Inc. and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other officers.

Éric Bouchard’s employment agreement provides that in the event of a change of control or sale of the Company, Éric Bouchard may terminate his employment agreement and will be entitled to one year’s base salary. The employment agreement also provides that the Company may at any time with or without cause terminate the agreement.  In such event, the Company must pay Éric Bouchard the lesser of (i) the base salary of Éric Bouchard from the date of termination until December 31, 2008, and (ii) one year’s base salary.  Eric Bouchard’s employment contract expired on December 31, 2008.

On October 11, 2007, the Company entered into a consulting agreement with Marc Ferland through Gen24 Marketing, a division of 6556027 Canada Inc. The agreement provided for a US $5,000 per month retainer and 5% commissions on recognized revenue of customers and investment proceeds for a 3-year period received from certain specified customers brought in by Gen24 Marketing to the Company. The consulting agreement is cancellable on thirty (30) days’ notice by either party.  Total fees for 2008 were $16,245 (2007: $15,454).

The monthly retainer of Gen24 Marketing was increased to $10,000 for the month of February, 2008 and the consulting agreement was terminated as of February 29, 2008.

On March 3, 2008, Marc Ferland entered into an employment agreement with the Company regarding his appointment as President and Chief Executive Officer for a period ending on April 20, 2010. Pursuant to the terms and conditions of his employment agreement, Mr. Ferland is paid an annual salary of CDN $250,000 for a period ending on April 20, 2010. Mr. Ferland is also entitled to a bonus for meeting certain financial performance levels, to a maximum of 50% of his base salary. Under his employment agreement, Mr. Ferland received 100,000 stock options under the Company’s stock option plan.

Mr. Ferland’s agreement was amended on September 30, 2008 by adding a retention incentive bonus equal to one and one-half times his annual salary. The bonus is earned on a monthly basis at the rate of 1/25th per each month (commencing as of March 3, 2008). In addition, Mr. Ferland is also entitled to a bonus of $125,000 in the event of either a transactional event occurring or the meeting of certain financial performance levels, whichever occurs first. In addition, Mr. Ferland shall be entitled to a $10,000 bonus for each quarter that certain other financial performance levels are met.

If there is a change in control of the Company, Mr. Ferland will receive a lump sum payment equal to one and a half times his annual base salary if the following occurs within one (1) year of such change in control:

(i)	Mr. Ferland is terminated; or

(ii)	If he does not accept a relocation outside of the Province of Quebec; or

(iii)	If he does not accept an offer of employment at reduced levels of responsibility; or

(iv)	If he does not accept an offer of compensation (including performance/incentive plan targets and long-term compensations) which is less than his current level.

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

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2008.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/ Unexercisable
David Goldman	Nil	Nil	85,667 / 37,333	Nil / Nil
Daniel Bertrand	Nil	Nil	Nil / Nil	Nil / Nil
Patrick Hopf	Nil	Nil	Nil / Nil	Nil / Nil
Martin Bouchard	Nil	Nil	Nil / Nil	Nil / Nil
Éric Bouchard	Nil	Nil	26,001 / Nil	Nil / Nil
Claude E. Forget	Nil	Nil	28,334 / 25,666	Nil / Nil
Dr. David Schwartz	Nil	Nil	20,001 / 25,666	Nil / Nil
Irwin Kramer	Nil	Nil	28,334 / 25,666	Nil / Nil
W. Brian Edwards	Nil	Nil	Nil / Nil	Nil / Nil
Marc Ferland	Nil	Nil	8,334 / 116,666	Nil / Nil
Lawrence Yelin	Nil	Nil	8,334 / 35,666	Nil / Nil
Guy Fauré	Nil	Nil	60,500 / Nil	Nil / Nil
Claire Castonguay	Nil	Nil	7,334 / 14,666	Nil / Nil
Dennis Dion	Nil	Nil	Nil / 25,000	Nil / Nil
Benoit Godbout	Nil	Nil	Nil / 30,000	Nil / Nil

Option and SAR Repricing

No options were repriced during the year ended December 31, 2007 and 2008.

Remainder of page intentionally left blank.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2008

Names	Securities Under Options Granted (#)	Exercise or Base Price (US $/Security)	Market Value of Securities Underlying Options on the Date of Grant (US $/Security)	Expiration Date
Claude E. Forget	25,000	2.28	2.28	11/08/2010
Claude E. Forget	10,000	4.24	4.24	06/08/2012
Claude E. Forget	19,000	0.62	0.62	06/17/2013
David Goldman	50,000	2.28	2.28	11/08/2010
David Goldman	29,000	3.58	3.58	11/05/2010
David Goldman	20,000	4.24	4.24	06/08/2012
David Goldman	24,000	0.62	0.62	06/17/2013
Irwin Kramer	25,000	2.28	2.28	11/08/2010
Irwin Kramer	10,000	4.24	4.24	06/08/2012
Irwin Kramer	19,000	0.62	0.62	06/17/2013
Dr. David Schwartz	16,667	2.28	2.28	11/08/2010
Dr. David Schwartz	10,000	4.24	4.24	06/08/2012
Dr. David Schwartz	19,000	0.62	0.62	06/17/2013
Éric Bouchard	21,667	1.74	1.74	09/18/2012
Éric Bouchard	4,334	5.15	5.15	01/23/2012
Guy Fauré	5,000	2.57	2.57	01/31/2009
Guy Fauré	29,000	3.58	3.58	01/31/2009
Guy Fauré	26,500	6.28	6.28	01/31/2009
Marc Ferland	25,000	1.67	1.67	09/21/2012
Marc Ferland	100,000	1.00	1.00	04/02/2013
Lawrence Yelin	25,000	1.67	1.67	09/21/2012
Lawrence Yelin	19,000	0.62	0.62	06/17/2013
Claire Castonguay	22,000	1.74	1.74	09/18/2012
Dennis Dion	25,000	0.22	0.22	11/11/2013
Benoit Godbout	25,000	0.62	0.62	06/17/2013
Benoit Godbout	5,000	0.22	0.22	11/11/2013

Share Ownership
The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at March 19, 2009.

Director/ Named Executive Officer	Number of Company Shares Held[1]	% of Total Number of shares Is Issued and Outstanding

Marc Ferland, President and Chief Executive Officer, Director	0	0%

Claude E. Forget, Director	80,000	0.5%

David Goldman, Chairman, Director	159,044	1.1%

Irwin Kramer, Director	0	0%

Dr. David Schwartz, Director	3,533	0%

Éric Bouchard	0	0%

Lawrence Yelin, Director	0	0%

Claire Castonguay, Vice President, Finance and Controller	0	0%

Dennis Dion, Vice President, Sales	0	0%

Benoit Godbout, Vice President, Chief Technology Officer	0	0%

On May 10, 2007, the Company adopted minimum shareholding requirements for directors and officers. Minimum shareholding requirements are 100,000 shares for the CEO, 40,000 shares for the Chair, 20,000 shares for Executive and Senior Vice Presidents, 10,000 shares for Vice Presidents, and 10,000 shares for directors with current officers and directors having five years from this date to achieve these levels or, for new officers and directors, five years from the effective date of their appointment as the case may be.

1 Does not include shares subject to receipt upon exercise of options.

Employees
The following table provides a breakdown of persons employed by main category of activity for each of the past three financial years.

	NUMBER OF EMPLOYEES BY CATEGORY OF ACTIVITY
YEAR	SEARCH / MEDIA	SOFTWARE

2008	15	30
2007	16	36
2006	23	36

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

RELATED PARTY TRANSACTIONS
The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman at an hourly fee of CDN $250. . In June 2008, as Mr. Goldman resigned as an officer and became Chairman of the Company, the consulting agreement was amended to fixed fees of CDN $7,500 per quarter.. Total fees for 2008 were $41,455, (2007 - $108,291; 2006 - $141,971). The payment of these sums has been approved by the Compensation Committee.  The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Marc Ferland, a member of the board of directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects.  He is remunerated $5,000 per month retainer and 5% commissions on recognized revenue (as per Canadian GAAP) of customers and investment proceeds for a 3 year period brought in by his corporation, Gen24 Marketing, to the Company. Total fees for 2008 were $16,245 (2007 - $15,454).  On March 3, 2008, Mr. Ferland was appointed President and CEO.  The consulting agreement was therefore terminated when Mr. Ferland was appointed President and CEO of the Company.

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

SIGNIFICANT CHANGES
There have been no significant changes since the date of the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F.

 Write-down of intangible assets and goodwill

In Q4 2008, the Company concluded that its software unit was still facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were less than their carrying value.  Therefore, write-downs of $140,000 for trade names, $192,000 for technology and goodwill of $3,995,000 were recorded in 2008.

Normal course issuer bid

On November 11, 2008 the Company announced a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the normal course issuer bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  As of March 2009, no shares have been acquired by the Company. The Company reserves the right to discontinue its normal course issuer bid at any time.

Cost reduction plan

In Q4 2008, the Company continued to execute its cost reduction plan announced at the end of Q1 2008.  Total costs in 2008 excluding write-downs, termination costs and restructuring costs were at $6,678,775 compared to $10,268,891 in 2007.

In addition, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company has recorded $101,012 of restructuring costs.

Resignation and departure of officers

Éric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons, did not renew his employment contract which expired on December 31, 2008, with the Company. In relation with this departure, 51,999 stock options were cancelled, resulting in a reversal of employee stock-based compensation expense of $40,878 that was recorded in Q4 2008.

The Company accepted the resignation of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer, effective September 8, 2008. Furthermore Ms. Claire Castonguay, the Company’s Controller for the past three years was appointed Vice President, Finance and Controller while Mr. Ferland, President and CEO assumed the additional responsibilities of Chief Financial Officer on an interim basis. In relation with this resignation, the Company recorded and paid termination costs of $149,420 in Q3 2008. Furthermore, 121,791 non vested  stock options held by Mr. Bertrand were cancelled, resulting in a reversal of employee stock-based compensation expense of $104,741 that was recorded in Q3 2008. In Q4 2008, an additional 52,709 vested stock options held by Mr. Bertrand were cancelled.

On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development.  117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which was recorded in Q1 2008.

On February 8, 2008, the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which was recorded in Q1 2008.  Mr. Marc Ferland, a director of the Company, was appointed President and CEO commencing on March 3, 2008.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance. If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

Granting, exercising and cancellation of stock options

On April 2, 2008, the Company granted 100,000 stock options to an officer, at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to directors and a new officer, at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to two officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, 785,819 stock options were forfeited.

ITEM 9. THE OFFER AND LISTING
U.S. and German Trading Markets
The Company’s Common Shares are quoted on the NASDAQ Stock Exchange® - Capital Market under the symbol “CNIC” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “IYS1”. On June 21, 2007 following the change of the Company’s name to Copernic Inc., the Company’s shares began to trade under the symbol CNIC.  Prior to June 2007, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s Common Share trading symbol was changed to “INTAF” and in April 1999 the symbol was changed to “INTA”. On January 12, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. The Company’s Common Shares started trading on the NASDAQ Small Cap Market® on a consolidated basis at the opening of the markets on July 13, 2001.

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

NASDAQ Stock Exchange Capital Market® Annual High and Low Market Prices– 5 Years Ended December 31, 2008 (based on closing prices)

Year	High	Low
2008	1.55	0.11
2007	5.90	1.41
2006	7.95	0.97
2005	6.28	2.12
2004	15.90	3.26

NASDAQ Stock Exchange Capital Market® Quarterly High and Low Market Prices – 2 Years Ended December 31, 2008 (based on closing prices)

Quarter End	High	Low
12/31/08	0.28	0.11
9/30/08	0.46	0.23
6/30/08	1.13	0.44
3/31/08	1.55	1.01
12/31/07	3.47	1.41
9/30/07	3.56	1.45
6/30/07	5.60	2.62
3/31/07	5.90	4.07

NASDAQ Stock Exchange Capital Market® Monthly High and Low Market Prices – 6 Months Ended February 28, 2009 (based on closing prices)

Month	High	Low
Feb	0.17	0.15
Jan	0.20	0.14
Dec	0.18	0.13
Nov	0.28	0.16
Oct	0.23	0.11
Sep	0.31	0.23

Frankfurt Exchange (based on closing prices) - High and Low Market Prices – 4 Years Ended December 31, 2008 (in euros)

Year	High	Low
2008	1.03	0.10
2007	2.65	0.60
2006	5.94	0.70
2005	4.80	1.77

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended December 31, 2008 and Latest Quarter (in euros)

Quarter	High	Low
12/31/08	0.24	0.10
9/30/08	0.31	0.17
6/30/08	0.68	0.26
3/31/08	1.03	0.60
12/31/07	2.59	0.78
9/30/07	2.65	0.97
6/30/07	4.12	1.91
3/31/07	4.59	3.19

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended February 28, 2009 (in euros)

Month	High	Low
February 2009	0.16	0.09
January 2009	0.13	0.07
December 2008	0.14	0.12
November 2008	0.24	0.14
October 2008	0.16	0.10
September 2008	0.20	0.19

Equity Transfer & Trust Company of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL Not Applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of the Province of Ontario on July 5, 1985 as ‘Quartet Management Ltd.’, and has an Ontario Corporation Number of 630609. By articles of amendment filed on March 27, 1987, the Company changed its name to ‘Health Care Products Inc.’.  By articles of amendment filed on March 28, 1994, the Company changed its name to ‘Celltech Media Inc.’. By articles of amendment filed on June 21, 1995, the Company changed its name to ‘Smartel Communications Corporation’ and by articles of amendment filed on July 29, 1996, the Company changed its name to ‘Intasys Corporation’. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding Common Shares on the basis of one post-consolidation common share for every ten pre-consolidation Common Shares. By articles of amendment filed on January 8, 2004, the Company changed its name to ‘Mamma.com Inc.’.  By articles of amendment filed on June 14, 2007, the Company changed its name to ‘Copernic Inc.’.

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

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the

Company equalled or exceeded $295,000,000 Canadian for investments made in 2008. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

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

For United States federal income tax purposes, a United States corporation, citizen or resident alien generally will realize, to the extent of the Company’s current or accumulated earnings and profits, taxable ordinary income (which may, in certain circumstances, in the case of qualified dividend income received by non corporate shareholders before 2011, be taxed at capital gain rates) on the receipt of cash dividends on the Common Shares equal to the gross amount of such dividends without reduction for any Canadian withholding tax. Subject to certain limitations, such withholding tax generally may be credited, against the holder’s United States federal income tax liability or, alternatively, may be deducted in computing the holder’s United States federal taxable income. Dividends paid on the Common Shares will not be eligible for the “dividends received” deduction, available under certain circumstances to United States corporations.

Dividends paid to a holder on Common Shares, including deemed dividends and stock dividends, will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15% of the gross amount of the dividend. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%. Pursuant to the Treaty, a resident of the United States will be considered to own the voting stock owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada in proportion to such resident’s ownership interest in the fiscally transparent entity. This proposed amendment to the Treaty will have effect for amounts paid or credited on or after the first day of the second month that begins after the date on which the proposed Protocol enters into force.

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a designated stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a designated stock exchange under the ITA), the Common Shares (as well as any interests in or options for Common Shares) will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. In the event that the Common Shares are not listed on a designated stock exchange, the Common Shares will be “taxable Canadian property” for the purposes of the ITA. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. In the event that the Common Shares do constitute “taxable Canadian property”, one half of a capital gain realized by a holder must be included in the income of a holder while one half of any capital loss realized by a holder is deductible against the taxable portion of capital gains realized in the three preceding years or in subsequent years, subject to the rules of the ITA, however, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. The ITA provides for a withholding procedure under which a purchaser of taxable Canadian property from a non-resident of Canada is required to withhold certain amounts from the purchase price. In certain circumstances, a “clearance certificate” may be obtained that relieves, wholly or in part, the purchaser’s obligation to withhold on the purchase price. As long as any income or gain from the disposition or deemed disposition of the Common Shares would be exempt from tax under Part 1 of the ITA due to the application of the Treaty, the withholding requirements and the clearance certificate process may not apply. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

For United States federal income tax purposes, upon a sale or exchange of a Common Share, a holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the holder’s tax basis in such common share. For non-corporate taxpayers, the maximum tax rates currently imposed are 15% on net long-term capital gains and 35% on net short-term capital gains and ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer’s income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions which may increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. Holders of Common Shares must consult their own tax advisers to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

DOCUMENTS ON DISPLAY
Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company as well as the executive or operating offices of the Company’s operating subsidiaries. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Marc Ferland, President and Chief Executive Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY RISK
The Company has employees located in Canada where the local currency is used. No forward exchange contracts are used to sell currencies at fixed forward rates.

The Company is exposed to foreign exchange rate risk in that a higher proportion of the expenses are denominated in foreign currencies relative to revenue.  Accordingly, the results are affected, and may be affected in the future, by exchange rate fluctuations of the foreign currencies relative to the US dollar.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

	As at
	2008 $				2007 $
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash and cash equivalents	56,223	-	-	-	46,794	-	-	428
Restricted cash	-	-	-	-	-	404,280	-	-
Accounts receivable	60,864	87,803	51,591	43,331	93,875	125,964	74,292	110,290
Income taxes receivable	134,572	-	-	-	216,995	-	-	-
Accounts payable and accrued liabilities	840,457	-	-	-	1,027,761	5,732	-	6,289
Deferred rent	5,872	-	-	-	10,806	-	-	-
Capital lease obligations	118,855	-	-	-	155,859	-	-	-

The following exchange rates applied during the years 2008 and 2007:

	2008		2007
	Average Rate	Reporting date	Average Rate	Reporting date
$CDN per $US	0.9443	0.8183	0.9352	1.0194
$Australian per $US	0.8531	0.6907	0.8387	0.8767
GBP per $US	1.8552	1.4470	2.0016	1.9973
EUR per $US	1.4712	1.4097	1.3704	1.4729

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a one (1) percent weakening of the US dollar would have increased the net loss by approximately $61,000 (2007- $255,000,  2006 - $334,000) assuming that all other variables remained constant.  An assumed one (1) percent strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

INTEREST RATE RISK

The Company is subject to interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and temporary investments is limited because these have short-term maturities and are generally held to maturity.

The Company’s exposure to interest rate risk is as follows:

	2008		2007
	Maturity	Interest rate	Interest rate
Cash and cash equivalents	Less than 30 days	0.9% to 3.3%	3.3% to 4.2%
Temporary investments	120 days and more	1.75% to 1.80%	4.32% to 4.57%
Capital lease obligations	4 years (2007- 5 years)	10.41% to 13.08%	10.41% to 11.45%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

We carried out an evaluation, under the supervision of and with the participation of our management, including our President and Chief Executive Officer and Vice President Finance, as to the effectiveness of our disclosure controls and procedures as of December 31, 2008.

Based upon that evaluation, our Chief Executive Officer and Vice President Finance concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

The Company’s board of directors has adopted a Code of Ethics that applies to all of the Company’s employees, including the Chairman, Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

RSM Richter LLP has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2008, 2007, 2006 and 2005.

The following table presents the aggregate fees billed for professional services and other services rendered by RSM Richter LLP in 2008.

	2008	2007
Audit Fees(1)	$219,205	$255,629
Audit Related Fees(2)	$68,237	$97,048
Tax Fees(3)	-	-
Other Fees(4)	-	$3,209
TOTAL:	$287,443	$355,886

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

(3)	Related to assistance for SOX compliance.

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS

I.	Audit Committee Pre-Approval of Services

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

Independent Registered Public Accounting Firm’s Report

To the Shareholders and Board of Directors of Copernic Inc.

We have audited the accompanying consolidated balance sheets of Copernic Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting at December 31, 2008 included in the Controls and Procedures section of Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 27, 2009 and, accordingly, we do not express an opinion thereon.

s/s RSM Richter LLP
Montreal, Canada
March 27, 2009

Copernic Inc.
Consolidated Balance Sheets
As at December 31, 2008 and 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Assets

Current assets
Cash and cash equivalents	2,067,705	2,099,560
Restricted cash (note 6)	-	807,468
Temporary investments (note 7)	3,005,227	3,965,384
Accounts receivable (note 8)	907,560	918,033
Income taxes receivable	110,121	221,205
Prepaid expenses	170,864	208,655

	6,261,477	8,220,305

Property and equipment (note 9)	240,094	459,872

Intangible assets (note 10)	918,485	2,320,676

Goodwill (note 10)	3,362,003	7,357,003

	10,782,059	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	991,142	1,520,619
Deferred revenue	156,789	211,455
Deferred rent	4,805	11,016
Income taxes payable	-	8,100
Current portion of obligations under capital leases (note 14)	57,267	56,071

	1,210,003	1,807,261

Obligations under capital leases (note 14)	39,992	99,788

Future income taxes (note 22)	259,848	650,413

Commitments (note 26)

Shareholders’ Equity

Capital stock (note 15)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,747,028	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(93,592,434)	(87,101,730)

	9,272,216	15,800,394

	10,782,059	18,357,856

See accompanying notes.

Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
David Goldman, Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Copernic Inc.
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)

	2008 $	2007 $	2006 $

Revenues (note 17)	7,011,631	8,116,408	9,596,402

Cost of revenues (note 18)	2,530,908	2,636,410	2,704,101

Gross Margin	4,480,723	5,479,998	6,892,301

Expenses
Marketing, sales and services	938,611	1,897,822	1,850,176
General and administration	2,907,964	4,691,572	3,996,327
Product development and technical support (note 23)	1,938,724	2,416,410	2,538,867
Amortization of property and equipment	211,056	302,509	178,192
Amortization of intangible assets	1,019,159	1,991,286	2,067,009
Write-downs and settlement costs (note 19)	4,432,264	10,146,311	1,683,238
Restructuring charges (note 13)	101,012	-	-
Interest and other income	(162,880)	(401,183)	(415,950)
Loss (gain) on foreign exchange	(24,440)	115,071	82,203

	11,361,470	21,159,798	11,980,062

Loss from continuing operations before income taxes and discontinued operations	(6,880,747)	(15,679,800)	(5,087,761)

Recovery of income taxes (note 22)	(390,043)	(1,248,974)	(729,053)

Loss from continuing operations before discontinued operations	(6,490,704)	(14,430,826)	(4,358,708)

Results of discontinued operations, net of income taxes (note 6)	-	-	89,328

Loss for the year	(6,490,704)	(14,430,826)	(4,269,380)
Basic and diluted loss per share from continuing operations	(0.44)	(0.99)	(0.31)
Basic and diluted earnings per share from discontinued operations	-	-	0.01
Basic and diluted net loss per share	(0.44)	(0.99)	(0.30)

See accompanying notes.

Copernic Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31

(expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)	32,516,981
Stock-based compensation			456,281			456,281
Comprehensive income:
Net loss for the year					(4,269,380)	(4,269,380)
Foreign currency translation adjustments for the year				190,768		190,768
Comprehensive income				190,768	(4,269,380)	(4,078,612)

Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			407,076			407,076
Comprehensive income:
Net loss for the year					(14,430,826)	(14,430,826)
Comprehensive income					(14,430,826)	(14,430,826)
Options exercised	296,667	1,258,251	(581,993)			676,258
Options which conditions have changed (note 15)			253,236			253,236

Balance, December 31, 2007	14,637,531	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			(37,474)			(37,474)
Comprehensive income:
Net loss for the year					(6,490,704)	(6,490,704)
Comprehensive income					(6,490,704)	(6,490,704)

Balance, December 31, 2008	14,637,531	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216

See accompanying notes.

Copernic Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)

	2008 $	2007 $	2006 $

Cash flows from (used for)

Operating activities
Loss from continuing operations	(6,490,704)	(14,430,826)	(4,358,708)
Adjustments for
Amortization of property and equipment	211,056	302,509	178,192
Amortization of intangible assets	1,019,159	1,991,286	2,067,009
Employee stock-based compensation	(37,474)	660,312	456,281
Write-down of goodwill (note 10)	3,995,000	8,060,841	-
Write-down of intangible assets (note 10)	394,192	1,985,470	403,425
Write-down of investment (note 11)	-	150,000	570,000
Write-down of property and equipment (note 9)	43,072	-	9,813
Long-term income tax credits	-	-	54,912
Future income taxes	(390,565)	(1,250,453)	(724,177)
Unrealized loss (gain) on foreign exchange	(25,201)	12,813	-
Net change in non-cash working capital items (note 21)	(439,106)	990,158	515,619

Cash used for operating activities from continuing operations	(1,720,571)	(1,527,890)	(827,634)
Cash used for operating activities from discontinued operations	-	(6,253)	(83,948)

	(1,720,571)	(1,534,143)	(911,582)

Investing activities
Reimbursement related to Copernic Technologies Inc.’s business acquisition (note 10)	-	-	379,382
Purchase of intangible assets	(5,054)	(68,433)	(51,400)
Purchase of property and equipment	(15,879)	(149,658)	(76,104)
Net decrease (increase) in temporary investments	960,157	1,626,458	(1,578,530)

Cash provided from (used for) investing activities	939,224	1,408,367	(1,326,652)

Financing activities
Issuance of capital stock	-	676,258	-
Repayment of obligations under capital leases	(57,976)	(23,071)	-

Cash provided from (used for) financing activities	(57,976)	653,187	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	-	116,650

Net change in cash, cash equivalents and restricted cash during the year	(839,323)	527,411	(2,121,584)

Cash, cash equivalents and restricted cash – Beginning of year	2,907,028	2,379,617	4,501,201

Cash, cash equivalents and restricted cash – End of year	2,067,705	2,907,028	2,379,617

Cash and cash equivalents comprise:
Cash	1,066,817	596,493	777,637
Short-term investments	1,000,888	1,503,067	1,601,980

	2,067,705	2,099,560	2,379,617
Restricted cash (note 6)	-	807,468	-

	2,067,705	2,907,028	2,379,617

Supplemental cash flow information
Cash paid for interest	17,314	7,426	4,862
Cash (received) paid for income taxes	522	1,479	(64,900)

See accompanying notes.

Copernic Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006

(expressed in U.S. dollars)

1	Nature of business

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, calendar, emails, and email attachments stored anywhere on a PC hard drive.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic’s search division handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia.

Search and graphic advertising

Approximately 80% of our revenues come from our search based businesses which are:  search property Mamma.com, “The Mother of All Search Engines®” and its search publisher network representing 68% of these revenues and Copernic Agent® and Copernic Desktop Search® for 12% of these revenues respectively.  The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property.  Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

The other revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance).

Software licensing

Approximately 14% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs, portals, enterprises, international distributors and resellers as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues were the result of customized development and maintenance support.

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

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions.  Actual results could differ from those estimates.

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

g)	Financial Instruments

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

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents are classified as held for trading.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income, except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in net income (loss). No assets are classified as available-for-sale.

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

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. No liabilities are classified as held for trading.

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable are classified as other liabilities.

h)	Property and equipment

Property and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

i)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Customer relationships	Straight-line	33%
Patents	Straight-line	10%
Software	Declining balance	50%

j)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.  Goodwill is tested for impairment annually on December 31st  of each year or more often if events or changes in circumstances indicate that it might be impaired.  The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount.  When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  Any impairment loss is charged to earnings in the period in which the loss is incurred. Management’s determination of the fair value of each reporting unit incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment for the individual units as of December 31, 2008.

k)	Impairment of long-lived assets

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

l)	Revenue recognition

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

m)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2008 and 2007.

n)	Income taxes

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

o)	Foreign currency translation

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

p)	Foreign currency transactions

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

q)	Stock-based compensation

The Company has one share option plan (described in note 15) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. Cash consideration received from employees when they exercise the option is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized on the Consolidated Statements of Operations.

r)	Earnings (loss) per share

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

a)  For changes affecting 2007

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

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

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

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

b)  For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 – Capital Disclosures.  The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007.  The Company has adopted this new Section in its first quarter.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world.  The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

c)  Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated.  This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged.  The adoption of the new standard will not have any impact on the Company’s financial statements.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that  publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant for the Company and the review of the alternatives available upon adoption.  In Q4 2008, the Company has performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

4	Capital structure financial policies

The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•    to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance our ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any capital requirements imposed by a regulator.

The Company’s capital is composed exclusively of shareholders’ equity. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures. The Company currently funds these requirements out of its liquidities.

The primary measure used by the Company to monitor its liquidity situation is by maintaining liquidities at a minimum of cash used for operating activities from continuing operations of the previous year adjusted by net change in non-cash working capital items, current portion of obligations under capital leases and expected capital expenditures for the next year.

	2008 $	2007 $
Cash used for operating activities from continuing operations	(1,720,569)	(1,527,890)
Add: net change in non-cash working capital items	439,106	(990,158)
current portion of obligations under capital leases	(57,267)	(56,071)
expected capital expenditures for the next year	(45,000)	(21,000)
	(1,383,730)	(2,595,119)

Minimum required liquidities for the coming year	1,400,000	2,600,000

	2008 $	2007 $
Total cash, cash equivalents and temporary investments	5,072,932	6,064,944
Minimum required liquidities	(1,400,000)	(2,600,000)

Available liquidities	3,672,932	3,464,944

5	Financial Instruments

On January 1, 2008, the Company adopted the requirements of the CICA Handbook Section 3862, “Financial Instruments Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”.  These Handbook Sections require disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument.  These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a higher proportion of the expenses are denominated in foreign currencies relative to revenue.  Accordingly, the results are affected, and may be affected in the future, by exchange rate fluctuations of the foreign currencies relative to the US dollar.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

As at
	2008 $				2007 $
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash and cash equivalents	56,223	-	-	-	46,794	-	-	428
Restricted cash	-	-	-	-	-	404,280	-	-
Accounts receivable	60,864	87,803	51,591	43,331	93,875	125,964	74,292	110,290
Income taxes receivable	134,572	-	-	-	216,995	-	-	-
Accounts payable and accrued liabilities	840,457	-	-	-	1,027,761	5,732	-	6,289
Deferred rent	5,872	-	-	-	10,806	-	-	-
Capital lease obligations	118,855	-	-	-	155,859	-	-	-

The following exchange rates applied during the years 2008 and 2007:

	2008		2007
	Average Rate	Reporting date	Average Rate	Reporting date
$CDN per $US	0.9443	0.8183	0.9352	1.0194
$Australian per $US	0.8531	0.6907	0.8387	0.8767
GBP per $US	1.8552	1.4470	2.0016	1.9973
EUR per $US	1.4712	1.4097	1.3704	1.4729

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a one (1) percent weakening of the US dollar would have increased the net loss by approximately $61,000 (2007- $255,000,  2006 - $334,000) assuming that all other variables remained constant.  An assumed one (1) percent strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.  The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit risk history of each customer.  As at December 31, 2008, four customers (with AR higher than 10% of net trade AR) represented 52% of net trade accounts receivable, compared to 54% from four customers for the same period last year, resulting in a significant concentration of credit risk. As at December 31, 2008, the Company did have a significant exposure with one of the four customers which represented 15% of net trade accounts receivable.  The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances.  The Company does not believe it is exposed to an unusual level of customer credit risk except for the specific customer mentioned.  As of December 31, 2008, trade receivables of $82,081 (2007 - $73,677) were over 60 days but not impaired.  As of March 27, 2009, most of these trade receivable have been collected. These relate to a number of independent customers for whom there is no history of default.

Interest Rate Risk

The Company is subject to interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and temporary investments is limited because these have short-term maturities and are generally held to maturity.

The Company’s exposure to interest rate risk is as follows:

	2008		2007
	Maturity	Interest rate	Interest rate
Cash and cash equivalents	Less than 30 days	0.9% to 3.3%	3.3% to 4.2%
Temporary investments	120 days and more	1.75% to 1.80%	4.32% to 4.57%
Capital lease obligations	4 years (2007- 5 years)	10.41% to 13.08%	10.41% to 11.45%

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach in managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company also manages liquidity risk by continuously monitoring actual budgeted cash flows.  Also, the Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.  Accounts payable and accrued liabilities will be entirely paid between 0 to 12 months.

The Company had no derivative financial liabilities as at December 31, 2008 and December 31, 2007.

6	Discontinued operations

Digital Arrow LLC and High Performance Broadcasting, Inc.

In September 2005, following the poor performance of Digital Arrow LLC (“Digital Arrow”) and High Performance Broadcasting, Inc. located in Florida, management decided to discontinue its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow have been recorded as discontinued operations and the results of the Company for the years ended December 31, 2008, 2007 and 2006 have been reclassified to account for the closure of the subsidiary’s operations.

Summary of discontinued operations

	2008 $	2007 $	2006 $

Revenues	-	-	-
Earnings before income taxes	-	-	89,328
Net earnings	-	-	89,328

For the year 2006, earnings before income taxes is the same as net earnings.

Liquidation of IBT UK

As at December 31, 2007, $807,468 of restricted cash was kept in IBT UK until the final liquidation VAT clearance was received.  On January 14, 2008, $347,373 became available as a pre-liquidation VAT clearance was received.  The remaining balance of $460,095 was released June 18, 2008.

7	Temporary Investments

In 2008, temporary investments consist of term deposits issued by the Royal Bank of Canada, bearing a weighted average interest rate of 1.78% per annum and maturing on various dates up to May 2009. The market value of term deposits as at December 31, 2008 approximates its book value.

In 2007, temporary investments consisted of commercial paper, with ratings of A1+ and P1 as per Standard & Poor and Moody’s respectively, bore a weighted average interest rate 4.51% per annum and matured on various dates up to March 2008. The market value of the commercial paper as at December 31, 2007 approximates its book value.

8	Accounts receivable

Accounts receivable comprise of the following:

	2008 $	2007 $

Trade accounts receivable	839,245	842,459
Allowance for doubtful accounts	(1,185)	(9,808)

	838,060	832,651
Other	69,500	85,382

	907,560	918,033

9	Property and equipment

			2008
	Cost $	Accumulated amortization $	Net $
Computer equipment	916,169	735,421	180,748
Furniture and fixtures	152,575	119,603	32,972
Leasehold improvements	95,691	69,317	26,374

	1,164,435	924,341	240,094

			2007
	Cost $	Accumulated amortization $	Net $

Computer equipment	1,513,749	1,167,247	346,502
Furniture and fixtures	176,750	115,946	60,804
Leasehold improvements	189,230	136,664	52,566

	1,879,729	1,419,857	459,872

Computer equipment include assets under capital leases with an original cost of $127,366 (2007 - $108,895) and accumulated depreciation of $61,896 (2007 - $22,627) as at December 31, 2008. Property and equipment also includes computer equipment that  is not depreciated since they are not yet put in operation with an original cost of $26,263 (2007 - $99,672). In 2008, a write-down of

$43,072 for property and equipment was recorded as the Company estimated that the fair value of these assets were lower than their carrying value.

Amortization of property and equipment includes $39,269 (2007 – $22,627) of amortization on computer equipment under capital leases.

10	Goodwill and other intangible assets

a)	Intangible assets

				2008
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	873,091	1,473,415	214,012
Technology	3,400,000	2,568,630	192,000	639,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	336,378	263,924	7,351	65,103
Patents	77,622	22,781	54,841	-

	8,374,518	5,076,371	2,379,662	918,485

				2007
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	782,633	1,333,415	444,470
Technology	3,400,000	1,718,630	-	1,681,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	325,218	192,328	-	132,890
Patents	77,622	15,676	-	61,946

	8,363,358	4,057,212	1,985,470	2,320,676

In 2008, the Company’s software unit is still facing delays in execution and changes in market conditions of its commercial deployment solutions.  Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that the assets related to it had suffered a loss in value and the fair value of intangible assets was less than its carrying value for these assets.  Therefore, write-downs of $140,000 for trade names and $192,000 for technology were recorded in 2008.  Also, in 2008, write-downs of $54,841 for patents and $7,351 for software were recorded as the Company estimated that the fair value of these intangible assets was lower than their carrying value. For the same reasons, in 2007, write-downs of $1,333,415 for trade names and $652,055 for customer relationships were recorded.

Intangible assets include assets under capital leases with an original cost of $44,807 (2007 - $38,701) and accumulated depreciation of $27,255 (2007 - $9,675) as at December 31, 2008. Intangible assets also include software that is not depreciated since it is not yet in operation with an original cost of nil (2007 - $26,439).

Amortization of intangible assets includes $17,580 (2007 - $9,675) of amortization on software under capital leases.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	Copernic Technologies Inc.	FocusIN	Total
	$	$	$

Balance – December 31, 2006	14,571,534	846,310	15,417,844

Write-down	(7,214,531)	(846,310)	(8,060,841)

Balance – December 31, 2007	7,357,003	-	7,357,003

Write-down	(3,995,000)	-	(3,995,000)

Balance – December 31, 2008	3,362,003	-	3,362,003

The Company’s software unit is still facing delays in execution and changes in market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software and search / media units, the Company concluded that the related goodwill had suffered a loss in value and the fair value of the related goodwill was less than its carrying value.  Therefore, a write-down of $3,995,000 was recorded in 2008 for the software unit. For the same reasons, the Company recorded in 2007, write-downs of $7,214,531 for the software unit due to delays in execution and changes in market conditions of its commercial deployment solutions and $846,310 for the search / media unit, explained by decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and general decrease for all graphic ads.

In 2006, $379,382 was received by the Company from the sellers of Copernic Technologies Inc. to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

11	Investments

Investments comprise of the following:
	2008 $	2007 $

LTRIM Technologies Inc. (4,891,686 Class “A” common shares and 359,281 Class “A” preference shares)	-	-
Tri-Link Technologies Inc. (4,054,874 Preference shares)	-	-
TECE, Inc. (5,000,000 Common shares)	-	-

	-	-

In 2007, based on the assessment of the fair value of the Company’s investment in LTRIM Technologies Inc. (“LTRIM”), the Company concluded that its investment has suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

12	Trade accounts payable and accrued liabilities

Trade accounts payable and accrued liabilities comprise of the following:

	2008 $	2007 $

Trade accounts payable and accrued liabilities	618,685	971,474
Other
Accrued employee costs	163,019	412,759
Directors and officers payable	201,982	123,541
Companies owned by directors (a) (b) (c)	7,456	12,845

	991,142	1,520,619

(a) The amount payable to companies owned by directors relates to consulting agreement between the Company and the companies owned by current directors.

(b) Services provided by two directors for 2008 were $57,700 (2007 - $123,746; 2006 - $141,971). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

(c) David Goldman resigned as an officer and became Chairman of the Company in June 2008.

13	Restructuring charges

	2008 $	2007 $
Restructuring charges
Lease termination cost	31,391	-
Severance	18,093	-
Head hunters’ fees	49,769	-
Other	1,759	-
	101,012	-
Disbursements	16,561	-

Restructuring accounts payable and accrued liabilities Balance, beginning of year	-	-
Balance, end of year	84,451	-

In order to reduce its costs, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000 of which $101,012 was recorded in 2008.

14	Obligations under capital leases

As at December 31, 2008, future minimum payments for obligations under capital leases are as follows:

	2008 $	2007 $

2008	-	70,449
2009	65,302	70,449
2010	39,697	38,552
2011	2,188	-
	107,187	179,450

Less: Interest (Weighted average rate of 11.20%; 2007- 10.99%)	9,928	23,591

Less: Current portion	57,267	56,071

	39,992	99,788

15	Capital stock

On November 11, 2008 the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“The Notice”). In the Notice, the Company stated its intention to purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the Normal Course Issuer Bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its Normal Course Issuer Bid at any time.

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

On November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

On April 2, 2008, the Company granted 100,000 stock options to an Officer at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to Directors and a new Officer at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, no stock options were exercised (2007 - 296,667) and 785,819 (2007 - 83,605) stock options were forfeited or expired.

Information with respect to stock option activity for 2006, 2007 and 2008 is as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2005	661,083	2.90

Granted	59,661	2.28
Forfeited	(38,512)	1.64

Outstanding – December 31, 2006	682,232	2.84

Granted	910,935	2.43
Forfeited	(71,215)	4.03
Expired	(11,850)	3.57
Exercised	(296,667)	2.28

Outstanding – December 31, 2007	1,213,435	2.59

Granted	350,000	0.59
Forfeited	(785,819)	2.43

Outstanding – December 31, 2008	777,616	1.85

Details of stock options outstanding as at December 31, 2008 are as follows:

	Outstanding options			Exercisable options

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

0.22 – 1.50	352,500	4.53	0.59	2,500	1.50
1.51 – 3.58	328,834	2.52	2.26	245,505	2.45
3.59 – 6.28	96,282	2.44	5.02	55,016	5.48

	777,616	3.42	1.85	303,021	2.99

As at December 31, 2007 and 2006 there were 233,862 and 298,320 options exercisable at weighted average prices of $3.37 and $2.81, respectively.

The fair values of all options granted during 2008, 2007 and 2006 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected option life (years)	2.86	3.03	4.00
Volatility	87.49%	86.09%	75.81%
Risk-free interest rate	2.85%	4.28%	4.01%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2008, 2007 and 2006 were $0.33, $1.40 and $1.34 per option, respectively.

Stock-based compensation (recovery) expense recognized in 2008, 2007 and 2006 in regards to the stock options was ($37,474), $660,312 and $456,281, respectively.

Information with respect to warrant activity for 2006, 2007 and 2008 is as follows:

	Number of warrants	Weighted average exercise price $

Outstanding – December 31, 2006, 2007 and 2008	646,392	15.60

The warrants will expire from April to July 2009.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2008 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $

11.34 – 13.89	40,000	2.41	12.31
15.82	606,392	2.50	15.82

	646,392	2.49	15.60

16	Earnings (loss) per share

	2008	2007	2006

Weighted average number of shares – Basic and Diluted	14,637,531	14,564,894	14,340,864

Options, at weighted average exercise price of $2.99 to purchase 303,021 common shares (2007 – 233,682; 2006 – 298,320), warrants at weighted average exercise price of $15.60 to purchase 646,392 common shares (2007 - 646,392; 2006 - 646,392) have been excluded from the above calculations since they would all have an anti-dilutive effect.

17	Revenues

	2008 $	2007 $	2006 $

Search and graphic advertising	5,606,383	7,354,709	8,024,972
Software licensing	951,022	415,263	957,488
Customized development and maintenance support	454,226	346,436	613,942

	7,011,631	8,116,408	9,596,402

18	Cost of revenues

	2008 $	2007 $	2006 $

Search and graphic advertising payouts	2,169,916	2,262,356	2,309,435
ISP charges	360,992	374,054	394,666

	2,530,908	2,636,410	2,704,101

19	Write-downs and settlement costs

	2008 $	2007 $	2006 $

Write-down of goodwill (note 10)	3,995,000	8,060,841	-
Write-downs of property and equipment and intangible assets (notes 9 and 10)	437,264	1,985,470	413,238
Write-down of investment (note 11)	-	150,000	570,000
Class action closure costs	-	(50,000)	50,000
Class action settlement costs	-	-	650,000
	4,432,264	10,146,311	1,683,238

20	Consolidated statement of cash flows

In 2008, the Company acquired $18,471 of computer equipment (2007- $108,895) and $6,106 of software equipment under capital leases (2007- $38,701).

21	Net change in non-cash working capital items

	2008 $	2007 $	2006 $

Cash flows provided from (used for):
Accounts receivable	10,473	1,816,139	418,842
Income taxes receivable	111,084	(111,203)	525,447
Prepaid expenses and other assets	37,791	71,751	36,912
Accounts payable and accrued liabilities	(529,477)	(769,067)	(454,958)
Income taxes payable	(8,100)	-	(415)
Deferred rent	(6,211)	(1,257)	12,108
Deferred revenue	(54,666)	(16,205)	(22,317)

	(439,106)	990,158	515,619

22	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2008 $	2007 $	2006 $

Current	522	1,479	(4,876)
Future (recovered)	(390,565)	(1,250,453)	(724,177)

	(390,043)	(1,248,974)	(729,053)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2008 $	2007 $	2006 $

Loss from continuing operations before income taxes	(6,880,747)	(15,679,800)	(5,087,761)
Expected recovery of income taxes at the statutory rate	(2,126,151)	(5,020,672)	(1,629,101)
Impact of foreign and provincial rates	9,200	3,654	(3,676)
Change in future income tax balance due to change in rate	41,582	1,316,637	1,475,114
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	208,650	(176,111)	(571,165)
Benefit of prior years’ tax losses not previously recognized	-	-	(27,891)
Permanent difference:
Impairment of goodwill	1,234,455	2,367,218	-
Non-deductible expenses	242,221	260,300	27,666

Recovery of income taxes	(390,043)	(1,248,974)	(729,053)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2008 $	2007 $

Assets
Property and equipment	2,343,235	2,802,656
Non-capital losses (expiring 2009-2028)	4,328,865	6,515,429
Unrealized impairment losses on investments	748,437	932,368
Research and development expenses	616,339	668,801
Financing expenses	-	89,657
Intangible assets	382,595	476,619
Goodwill	228,140	284,206
Other	117,331	62,352
	8,764,942	11,832,088

Liabilities
Intangible assets	259,848	650,413

Net future income tax assets before valuation	8,505,094	11,181,675
Valuation allowance	(8,764,942)	(11,832,088)
	(259,848)	(650,413)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	(259,848)	(650,413)
	(259,848)	(650,413)

As at December 31, 2008, the Company also has temporary differences in the United States of America consisting mainly of non-capital losses for $1,929,723 (2007 - $2,214,559).  No future tax assets were recognized in 2008 and in 2007 for these temporary differences.

In addition, the Company has capital losses amounting to $16,075,738 in 2008 (2007 - $19,650,152) with no expiration date. No future tax assets were recognized in 2008 and in 2007 for these capital losses.

d)
As at December 31, 2008, the Company has non-capital loss carryforwards totalling approximately $16,130,000 for Federal and Provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2009	2,440,000
2010	3,259,000
2014	808,000
2015	5,256,000
2026	706,000
2027	3,616,000
2028	45,000

23	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2008 $	2007 $	2006 $

Product development and technical support expenses	1,719,804	2,050,266	2,268,310
Research and development expenses	398,763	567,825	485,944
	2,118,567	2,618,091	2,754,254

Less: research and development tax credits	179,843	201,681	215,387

	1,938,724	2,416,410	2,538,867

As of December 31, 2008 the Company has non-refundable tax credits of $319,179 (2007 - $315,001) with no expiration date.

24	Segment information

Management follows and measures its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com – The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Videos – Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.
▪	Mamma Jobs – Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising – Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network – Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds – Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
 Copernic Desktop Search® – Software that allows to find files and e-mails with the power of a search engine right on a desktop.  With the Company’s new mobile plug-in, PC files can be accessed by mobile devices.  There are three product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is now ad supported.
•	Copernic Desktop Search® Pro Edition for SMEs with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes.
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy and provides searches on Intranets.
▪	Copernic Agent® – An Internet search and tracking tool software.
▪	Copernic Tracker® – A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® – Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment also includes software customization and maintenance.

The segmented information is presented for the continuing operations.

	For the twelve months ended
	December 31, 2008
	Search/Media	Software	Total
	$	$	$
Revenues	5,606,383	1,405,248	7,011,631

Costs of revenues	2,530,908	-	2,530,908
Marketing, sales and services	499,788	438,823	938,611
Product development and technical support	556,988	1,381,736	1,938,724
Amortization of property and equipment	121,887	89,169	211,056
Amortization of intangible assets	38,875	980,284	1,019,159
Write-downs and settlement costs	50,424	4,381,840	4,432,264
Segmented operating income (loss)	1,807,513	(5,866,604)	(4,059,091)

Unallocated expenses
General and administration expenses, interest, loss on foreign exchange and restructuring charges			2,821,656
Loss from continuing operations before income taxes and discontinued operations			(6,880,747)

	As at
	December 31, 2008
	Search/Media	Software	Total
	$	$	$
Property and equipment	135,579	104,515	240,094
Intangible assets	32,550	885,935	918,485
Goodwill	-	3,362,003	3,362,003
	168,129	4,352,453	4,520,582

	For the twelve months ended
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	7,354,709	761,699	8,116,408

Costs of revenues	2,636,410	-	2,636,410
Marketing, sales and services	1,084,777	813,045	1,897,822
Product development and technical support	980,360	1,436,050	2,416,410
Amortization of property and equipment	164,783	137,726	302,509
Amortization of intangible assets	49,515	1,941,771	1,991,286
Write-downs and settlement costs	846,310	9,200,001	10,046,311
Segmented operating income (loss)	1,592,554	(12,766,894)	(11,174,340)

Unallocated expenses
General and administration expenses, interest and loss on foreign exchange			4,505,460
Loss from continuing operations before income taxes and discontinued operations			(15,679,800)

	As at
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Property and equipment	277,394	182,478	459,872
Intangible assets	72,671	2,248,005	2,320,676
Goodwill	-	7,357,003	7,357,003
	350,065	9,787,486	10,137,551

Geographic segment

	2008 $	2007 $	2006 $
Revenues:
Canada	124,621	204,820	884,494
United States	3,746,538	3,730,229	4,682,376
Europe	2,794,957	3,217,451	3,728,775
Australia	212,309	542,571	241,137
Other	133,206	421,337	59,620
	7,011,631	8,116,408	9,596,402

	2008 $	2007 $	2006 $
Long-lived assets and goodwill:
Canada	4,520,582	10,137,551	22,111,970
	4,520,582	10,137,551	22,111,970

25	Major Customer

The Company has one major customer that accounts for more than 10% of the Company’s sales.  Sales to this customer represents approximately 10% (2007 - 14%; 2006 - 11%) of the Company’s sales. The outstanding accounts receivable from this customer as at December 31, 2008 amount to approximately 13% (2007 - 18%) of the total accounts receivable.

26	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as at December 31, 2008 are as follows:

$

2009	249,000
2010	46,000
2011	27,000
2012	18,000
2013	-

Other commitments

The Company maintains directors and officers insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at December 31, 2008, the Company has change of control agreements with certain executive officers and a few employees.  If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $614,181 for these specific executive officers and employees.

27	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2008, 2007 and 2006, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2008 $	2007 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,747,028	5,784,502
Stock-based compensation costs (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,784,718	6,822,192

Accumulated deficit
In accordance with Canadian GAAP	(93,592,434)	(87,101,730)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(111,399,694)	(104,908,990)

Shareholders’ equity in accordance with U.S. GAAP	9,272,216	15,800,394

a)	Consolidated statement of cash flows

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

The Company prospectively adopted the fair value method of accounting for stock options granted to employees.  As a result of this change, there is no difference between the Company’s net earnings (loss) for 2008, 2007 and 2006 under U.S. GAAP as compared to Canadian GAAP.

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

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the year; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be different.  Since the Company has not recorded any non-refundable tax credits for 2008, 2007 and 2006, a reconciliation is not required.

28	Subsequent events

On January 28, 2009, the Board of Director’s unanimously approved an adjustment to Mr. David Goldman’s consultancy agreement, to which David Goldman concurred, that the change of control clause is amended to an entitlement to the lesser of  $300,000 or 3% of the transaction triggering a change of control. The Board further specified that the resulting payment would be made in the same currency as the transaction itself. The previous agreement stipulated that in the case of change of control, David Goldman was entitled to receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN $300,000.

On February 2, 2009, the Company sold 5,200,000 shares of TECE Inc. for CDN $208,000.  The Company’s investment in TECE Inc. was completely written off in 2001.

On February 3, 2009, a lawsuit was filed against the Company by one former officer. The plaintiff alleges an unlawful dismissal by the Company and seeks damages amounting to CDN $256,775. The Company denies the allegations against it, believes that the claim is without merit, and intends to defend itself.

On March 4, 2009 the Company announced that Claire Castonguay, Vice President, Finance and Controller will terminate her employment with the Company at the end of the quarter consistent with the closure of the Montreal office at that time. Jean-Rock Fournier, Vice President Finance since the beginning of the quarter and also located in Quebec City will assume the duties of Chief Financial Officer, effective March 31st. Mr. Fournier is a  Chartered Accountant since 2000, practiced public accounting with KPMG, and has been Vice President Finance with Axion Technologies and PGI, both companies in the Information Technology sector.

ITEM 18. FINANCIAL STATEMENTS Not applicable. See Item 17 above. ITEM 19. EXHIBITS
The following are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1	Articles of Incorporation of Mamma.com Inc., as amended. (Filed as Exhibit 1.1 to the Company’s Form 20-F filed May 31, 2005).

1.2	Bylaws of Mamma.com Inc., as amended. (Filed as Exhibit 1.2 to the Company’s Form 20-F filed May 31, 2005).

4.1	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002. (Filed as Exhibit 4.4 to the Company’s Form 20-F filed May 31, 2005).

4.2
Consulting Agreement between Maxim Group LLC and Intasys Corporation dated January 29, 2003, the Amended Agreement dated May 5, 2003 and the termination letter regarding the investment banking agreement. (Filed as Exhibit 4.5 to the Company’s Report on Form 20-F filed May 31, 2005).

4.3	Consulting Agreement between Sam Luft and Intasys Corporation dated April 1, 2002 and expired on March 1, 2003. (Filed as Exhibit 4.6 to the Company’s Form 20-F filed May 31, 2005).

4.4
Asset Purchase Agreement dated January 27, 2004 (without Exhibits and Schedules), the Amendment to Asset Purchase Agreement dated February 12, 2004, the Escrow Agreement dated February 12, 2004 and the Indemnity Agreement dated February 12, 2004 between Mamma.com Inc. and ACE*COMM. (Filed as Exhibit 4.7 to the Company’s Form 20-F filed May 31, 2005).

4.5	Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letter dated March 16, 2004 (Filed as Exhibit 4.8 to the Company’s Form 20-F filed May 31, 2005).

4.6
Securities Purchase Agreement among the Company, Chris Tsistinas, Erik Kretschmar, Digital Arrow LLC and High Performance Broadcasting, Inc. dated June 10, 2004. (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed May 31, 2005).

4.7	Securities Purchase Agreement among the Company and several purchasers thereunder dated June 30, 2004. (Filed as Exhibit 4.10 to the Company’s Form 20-F filed May 31, 2005).

4.8	Revised Merriman Curhan Ford & Co. Advisory Agreement and Engagement Letters dated July 16 and September 8, 2004. (Filed as Exhibit 4.11 to the Company’s Form 20-F filed May 31, 2005).

4.9	Amendment to Consulting Agreement among Mamma.com Inc. and Dave Goldman Advisors Ltd. and David Goldman dated May 23, 2005. (Filed as Exhibit 4.12 to the Company’s Form 20-F filed May 31, 2005)

4.10
Share Purchase Agreement among Mamma.com Inc., Martin Bouchard, Éric Bouchard, 4332903 Canada, Inc., 4332911 Canada, Inc. and others, (Filed as Exhibit 99.2 to the Company’s Form 6-K filed December 29, 2005).

4.11	Share Purchase Agreement among Mamma.com Inc., Copernic Technologies, Inc. and others dated December 22, 2005 (Filed as Exhibit 99.3 to the Company’s Form 6-K filed December 29, 2005).

4.12	Consulting Agreement between ThomasLloyd Capital LLC and Copernic Inc. dated June 7, 2007 and expired on December 31, 2007.

8.1*	Subsidiary of Copernic Inc.

11	Code of Ethics (filed as Exhibit 11 to the Company’s Form 20-F filed March 31, 2006).

12.1*	Certification of Marc Ferland under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Claire Castonguay under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of RSM Richter LLP.

15.2	Audit and Finance Committee Charter (filed as Exhibit 15.3 to the Company’s Form 20-F filed March 31, 2006).

15.3	Compensation Committee Charter (filed as Exhibit 15.4 to the Company’s Form 20-F filed March 31, 2006).

15.4	Nominating and Corporate Governance Committee Charter (filed as Exhibit 15.5 to the Company’s Form 20-F filed March 31, 2006).

* Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 27, 2009
COPERNIC INC.

	By:	s/s David Goldman
		Name:	David Goldman
		Title:	Chairman

s/s Marc Ferland
		Name:	Marc Ferland
		Title:	President and Chief Executive Officer and Acting CFO

s/s Claire Castonguay
		Name:	Claire Castonguay
		Title:	Vice President Finance and Controller