Form 20-F
period 2009-12-31
COPERNIC INC
filed 2010-04-01
CIK 839435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from _______________________________ to _______________________________

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

2,091,437 Common Shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
by the International Accounting Standards
U.S. GAAP ☐	Board ☐	Other ☒

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

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007, and consolidated balance sheets data as at December 31, 2009 and 2008 is derived from the audited consolidated financial statements included in Item 17. All other financial information below is unaudited and derived from sources not included in Item 17.  The selected consolidated financial data in the following tables should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and “Item 5 – Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

  CANADIAN GAAP
YEAR ENDED DECEMBER 31

	2009	2008	2007	2006	2005
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	1,653,026	2,218,264	1,702,256	2,654,848	9,443,975
Earnings (loss) from continuing operations	(2,285,514)	(7,529,104)	(15,461,176)	(5,621,340)	-
Results of discontinued operations, net of income taxes	4,399,406	1,038,400	1,030,350	1,351,960	(5,658,318)
Net earnings (loss) for the year	2,113,892	(6,490,704)	(14,430,826)	(4,269,380)	(5,658,318)
Basic and diluted earnings (loss) per share from continuing operations	(1.09)	(3.60)	(7.43)	(2.74)	-
Basic and diluted earnings (loss) per share from discontinued operations	2.10	0.50	0.50	0.66	(2.76)
Basic and diluted net earnings (loss) per share	1.01	(3.10)	(6.93)	(2.08)	(2.76)
Weighted average number of shares – basic	2,091,437	2,091,437	2,080,699	2,049,049	2,049,049
Weighted average number of shares – diluted	2,091,437	2,091,437	2,080,699	2,049,049	2,049,049
	2009 $	2008 $	2007 $	2006 $	2005 $
Consolidated Balance Sheets Data
Total assets	12,711,841	10,782,059	18,357,856	33,339,488	38,327,198
Total liabilities	1,219,024	1,509,843	2,557,462	4,444,838	5,810,217
Net assets	11,492,817	9,272,216	15,800,394	28,894,650	32,516,981
Working capital	4,172,099	5,051,474	6,413,044	8,533,546	8,944,985
Capital stock	96,556,485	96,556,485	96,556,485	95,298,234	95,298,234
Contributed surplus	5,853,737	5,747,028	5,784,502	5,706,183	5,249,902
Accumulated other comprehensive income	561,137	561,137	561,137	561,137	370,369
Accumulated deficit	(91,478,542)	(93,592,434)	(87,101,730)	(72,670,904)	(68,401,524)
Shareholders’ equity	11,492,817	9,272,216	15,800,394	28,894,650	32,516,981
Other
Cash dividends	None	None	None	None	None

U.S. GAAP
YEAR ENDED DECEMBER 31st

	2009	2008	2007	2006	2005
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	1,653,026	2,218,264	1,702,256	2,654,848	9,443,975
Earnings (loss) from continuing operations	(2,285,514)	(7,529,104)	(15,461,176)	(5,621,340)	-
Results of discontinued operations, net of income taxes	4,399,406	1,038,400	1,030,350	1,351,960	(5,658,318)
Net earnings (loss) for the year	2,113,892	(6,490,704)	(14,430,826)	(4,269,380)	(5,658,318)
Basic and diluted earnings (loss) per share from continuing operations	(1.09)	(3.60)	(7.43)	(2.74)	-
Basic and diluted earnings (loss) per share from discontinued operations	2.10	0.50	0.50	0.66	(2.76)
Basic and diluted net earnings (loss) per share	1.01	(3.10)	(6.93)	(2.08)	(2.76)
Weighted average number of shares – basic	2,091,437	2,091,437	2,080,699	2,049,049	2,049,049
Weighted average number of shares – diluted	2,091,437	2,091,437	2,080,699	2,049,049	2,049,049
	2009 $	2008 $	2007 $	2006 $	2005 $
Consolidated Balance Sheets Data
Total assets	12,711,841	10,782,059	18,357,856	33,339,488	38,327,198
Total liabilities	1,219,024	1,509,843	2,557,462	4,444,838	5,810,217
Net assets	11,492,817	9,272,216	15,800,394	28,894,650	32,516,981
Working capital	4,172,099	5,051,474	6,413,044	8,533,546	8,944,985
Capital stock	113,326,055	113,326,055	113,326,055	112,067,804	112,067,804
Contributed surplus	6,891,427	6,784,718	6,822,192	6,743,873	6,287,592
Accumulated other comprehensive income	561,137	561,137	561,137	561,137	370,369
Accumulated deficit	(109,285,802)	(111,399,694)	(104,908,990)	(90,478,164)	(86,208,784)
Shareholders’ equity	11,492,817	(9,272,216)	15,800,394	28,894,650	32,516,981
Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2009 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2009 $
Cash	465,949
Temporary investments	3,504,930
Indebtedness
Current liabilities	1,165,972
Obligations under capital leases	7,906
Future income taxes	45,146
Shareholders’ Equity
Capital stock	96,556,485
Contributed surplus	5,853,737
Cumulative translation adjustment	561,137
Accumulated deficit	(91,478,542)
Total shareholders’ equity	11,492,817
Total capitalization	12,711,841

(Prepared in accordance with US GAAP)

As at December 31, 2009 $
Cash	465,949
Temporary investments	3,504,930
Indebtedness
Current liabilities	1,165,972
Obligations under capital leases	7,906
Future income taxes	45,146
Shareholders’ Equity
Capital stock	113,326,055
Contributed surplus	6,891,427
Cumulative translation adjustment	561,137
Accumulated deficit	(109,285,802)
Total shareholders’ equity	11,492,817
Total capitalization	12,711,841

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

Risks associated with recently announced transactions.

Copernic announced, on February 12, 2010, that it had amended the terms and conditions of its previously announced private placement with 2208720, Ontario Limited. As described under the section Item 4. Information on the Company Subsequent Events in this report the proposed amended requires a series of transactions to be consummated.  Although a break fee is payable in the event of a failure by the investors to close the transaction, there is no assurance that the transaction will close in a timely manner or at all.  In addition, the consummation of such transaction will result in a substantial change in the nature of the business of Copernic. There is no assurance that if conusummated such new business shall be profitable in the short or medium term.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2009, the Company had two major customers from which 45% or more of total revenues are derived. Revenues from these customers represented 34% (an ad placement agency settling revenues for thousands of retail transactions) and 11% of the Company’s revenues as compared to 28% and 10% for the same period last year. These customers have traditionally been good payers.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

●	Our ability to continue to attract users to our Web site

●	Our ability to monetize new products

●	Our ability to attract advertisers

●	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure

●	Our focus on long term goals over short term results

●	The results of any investments in risky projects

●	Payments that may be made in connection with the resolution of litigation matters

●	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising

●	Our ability to keep our Web site operational at a reasonable cost and without service interruptions

●	Geopolitical events such as war, threat of war or terrorist actions

●	Our ability to generate revenues through licensing, subscriptions and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the Company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007 and 2008 and 2009, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

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

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

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

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for year ended December 31, 2009, we have reported net losses from continuing operations. On June 30, 2009, the sale of Mamma.com and its AD Network for $5 million was consummated. The purchase price is to be paid in equal payments of $100,000 per month for 36 months beginning at the end of Q3 2009. The remaining balance will be payable at the end of the 36-month period. Management considers that liquidities as at December 31, 2009 will be sufficient to meet normal operating requirements throughout December 31, 2010. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desired result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 million to be paid in equal monthly instalments of $200,000 over 25 months (“Payments”) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly Payment. Should the Purchaser make a Monthly Payment of less than $200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as Balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

There can be no assurance that the purchaser will not be in default, or that in the case of repossession the value of the assets can be maintained by operating the asset, or that the asset can be re-sold.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at December 31, 2009, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.5M as at December 31, 2009, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

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

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. For year ended December 31, 2009, the increase of the net results is $160,000. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment.

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in 2009. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

ITEM 4.   INFORMATION ON THE COMPANY

GENERAL INFORMATION

The legal name of the Company is Copernic Inc. and the Company operates under the commercial name Copernic.  The Company was incorporated on July 5, 1985, pursuant to the Business Corporations Act (Ontario), promulgated under the laws of the Province of Ontario, Canada. The Company’s principal executive officers are located at 360 Franquet Street, Suite 60, Sainte-Foy, Quebec, Canada G1P 4N3.

The Company maintains its registered office c/o Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.

RECENT EVENTS

Cost Reduction Plan

In Q4 2009, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. Total expenses in 2009, excluding write-downs, termination costs and restructuring costs, were at $4,486,484 compared to $6,013,570 in 2008. Total expenses in Q4 2009, excluding write-downs, gain on disposal, termination costs and restructuring costs, were at $1,118,473 compared to $1,100,097 in Q4 2008.

In addition, the Company has closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City.

The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. In 2008, the Company recorded $101,012 of restructuring costs. For 2009, an amount of $33,677 was recorded.

Nomination of Officers

Jean-Rock Fournier, Vice-President Finance since the beginning of Q1 2009, based in Quebec City, has assumed the duties of Chief Financial Officer (CFO) effective March 31, 2009. In addition, since November 12, 2009, Jean-Rock Fournier has assumed responsibility for the operations of the Company as Executive Vice-President.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company. The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance.

If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in the Company’s Common Shares and could also adversely affect our ability to access capital.

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

Since your company had 59 calendar days remaining in its compliance period as of October 16, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholders’ approval to complete a share consolidation (the ‘‘Consolidation’’ also known as reverse stock split) on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares.

During a special meeting of the shareholders on September 11, 2009, the Consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The Consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market’s minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this Consolidation.

As at December 31, 2009, the Company’s closing stock price was $2.70.

Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted 3,571 stock options to a new officer, at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted 17,856 stock options to directors at an exercise price of $2.17 expiring in five years.

On June 30, 2009, the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

As at December 31, 2009, 23,737 stock options were forfeited or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

RECENT AGREEMENT Sale of Mamma.com

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

SUBSEQUENT EVENTS

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (“Sunbay”), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

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

BUSINESS OVERVIEW
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

The desktop search application won the CNET Editors’ Choice Award, as well as the PC World Class award in 2005. In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search Wireless Access won first prize for innovation in the enterprise solutions category. Also in 2008, Copernic Desktop Search® 3.0 (Home Edition) received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site. In 2009, Germany’s Bilt magazine featured the privacy functions of Copernic Desktop Search® 3.0 (Home Edition) distributing over 800,000 copies.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search® (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneously searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop Search Product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of its search / media segment defined as Mamma.com and its AD Network which closed an important chapter in the history of the Company (For more details, see the “Recent Event” section).

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today’s challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

In Q4 2009, as part of its ongoing marketing and product efforts, Copernic engaged in 2 major initiatives:

a)	Optimization of its web site, its most important distribution channel to increase the traffic and the conversion rate from visitors to customers;

b)	Strategic planning to set the strategic direction based on in-depth customer insights through surveys, customer meetings and pilot product testing.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from myCopernicTM personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernicTM search portal are sold with annual renewable subscription fees.

PRINCIPAL MARKETS
Although we operate in the global on-line market, and now engage in the development and sale of information management and search solution products, the majority of our users and customers are concentrated in the U.S., Europe and Canada. Our total revenues in 2009 can be divided into several categories: search and graphic advertising, software licensing, customized development and maintenance support revenues. The following table gives a breakdown of the total revenues by category for the last five financial years. The operations of Copernic Technologies Inc. have been included since December 23, 2005.

year	search and graphic advertising	Software Licensing	Customized Development and Maintenance Support
	US $	US $	US $

2009	640,103	574,536	438,387

2008	5,606,383	951,022	454,226

2007	7,354,709	415,263	346,436

2006	8,024,972	957,488	613,942

2005	9,426,772	6,671	10,532

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

The Company faces intense competition expects this competition will continue to intensify. The Company’s markets are subject to rapid changes in technology and marketing strategies and the Company is significantly affected by new product introductions and other market activities of its existing and potential competitors. The Company believes the principal competitive factors in this market are name recognition, product performance and functionality, ease of use, size of the Web index, user traffic, the speed with which search results return and the relevance of results, pricing and quality of customer support. Many of the Company’s current and potential competitors and software licensing, includes Google, Microsoft, Yahoo and X1 have significant operating histories, larger customer bases, greater brand name recognition, and significantly greater financial, marketing and other resources which give them a competitive advantage.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

ORGANIZATIONAL STRUCTURE
On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The transaction has allowed the Company to use carry forward tax losses.  On May 31, 2006, the wholly owned subsidiary, Copernic Technologies Inc. which was acquired on December 22, 2005, was wound up into the Company.  During 2007 and 2008, a few non-active companies were wound up into the Company.  As at March 26, 2010 the Company had an active wholly-owned subsidiary, Mamma.com USA, Inc.

Until March 31, 2009, the Company had leased two office locations: One in Quebec City, Canada with 13,000 square feet and one in Montreal, Canada with 3,400 square feet. The Montreal office was closed on March 31, 2009.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Copernic Inc. for the three years ended December 31, 2009, 2008 and 2007 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. It should be noted that the consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network while the 2008 Annual Report includes operating details of the assets. For ease of comparison, the consolidated financial statements of 2008 have been re-casted.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in Note 23 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 26, 2010.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

The desktop search application won the CNET Editors’ Choice Award, as well as the PC World Class award in 2005. In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search Wireless Access won first prize for innovation in the enterprise solutions category. Also in 2008, Copernic Desktop Search® 3.0 (Home Edition) received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site. In 2009, Germany’s Bilt magazine featured the privacy functions of Copernic Desktop Search® 3.0 (Home Edition) distributing over 800,000 copies.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search® (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneously searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop Search Product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of its search / media segment defined as Mamma.com and its AD Network which closed an important chapter in the history of the Company (For more details, see the “Recent Event” section).

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today’s challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

In Q4 2009, as part of its ongoing marketing and product efforts, Copernic engaged in 2 major initiatives:

a)	Optimization of its web site, its most important distribution channel to increase the traffic and the conversion rate from visitors to customers;

b)	Strategic planning to set the strategic direction based on in-depth customer insights through surveys, customer meetings and pilot product testing.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from myCopernicTM personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernicTM search portal are sold with annual renewable subscription fees.

Recent Events

Cost Reduction Plan

In Q4 2009, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. Total expenses in 2009, excluding write-downs, termination costs and restructuring costs, were at $4,486,484 compared to $6,013,570 in 2008. Total expenses in Q4 2009, excluding write-downs, gain on disposal, termination costs and restructuring costs, were at $1,118,473 compared to $1,100,097 in Q4 2008.

In addition, the Company has closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City.

The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. In 2008, the Company recorded $101,012 of restructuring costs. For 2009, an amount of $33,677 was recorded.

Nomination of Officers

Jean-Rock Fournier, Vice-President Finance since the beginning of Q1 2009, based in Quebec City, has assumed the duties of Chief Financial Officer (CFO) effective March 31, 2009. In addition, since November 12, 2009, Jean-Rock Fournier has assumed responsibility for the operations of the Company as Executive Vice-President.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company. The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance.

If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in the Company’s Common Shares and could also adversely affect our ability to access capital.

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

Since your company had 59 calendar days remaining in its compliance period as of October 16, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholders’ approval to complete a share consolidation (the ‘‘Consolidation’’ also known as reverse stock split) on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares.

During a special meeting of the shareholders on September 11, 2009, the Consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The Consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market’s minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this Consolidation.

As at December 31, 2009, the Company’s closing stock price was $2.70.

Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted 3,571 stock options to a new officer, at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted 17,856 stock options to directors at an exercise price of $2.17 expiring in five years.

On June 30, 2009, the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

As at December 31, 2009, 23,737 stock options were forfeited or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

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

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009. As the results in 2009 are in line with the forecast and as assumptions used for the impairment test in 2008 remain the same, the goodwill assessment was completed without any impairment. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

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

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

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

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

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

This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted this new Section in its first quarter of 2008.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter of 2008.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued on January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once an entity adopts this new section it may no longer apply the guidance in Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period”. This section applies to interim and annual consolidated financial statements relating to fiscal year beginning on or after October 1, 2008. This new section sets out standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets and it reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. The adoption of this section did not have a significant impact on the Company’s consolidated financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

CICA, Amendments to Section 3862, Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures, that are effective for the Company’s financial statements for the year ended December 31, 2009. The amendments are intended to enhance disclosure regarding fair value measurement and liquidity risk of financial instruments. The additional disclosures are presented in Note 21.

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue  Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

Results from Continuing Operations

Revenues

2009 as compared to 2008

Revenues for 2009 were $1,653,026 compared to $ 2,218,264 in 2008, a decrease of 25%.

In 2009 search revenues decreased by $172,911 or 21% to $640,103 from $813,014 last year. The variance is explained by reduced traffic.

Software licensing went from $951,023 in 2008 to $574,536 in 2009, a decrease of $376,486 or 39.5%. The decrease is explained by the importance of corporate sales in 2008 versus the poor economic conditions experienced in 2009 which resulted in no corporate sales in that period.

In 2009, customized development and maintenance support amounted to $438,387 compared to $454,227 in 2008, a decrease of $15,841.

2008 as compared to 2007

In 2008, the Company generated revenues of $2,218,264 compared to $1,702,256 for the previous year, an increase of 30%.

In 2008 search revenues decreased by $127,543 or 13.5% to $813,014 from $940,557 for the previous year. The variance is explained by reduced traffic.

Software licensing stood at $951,023 in 2008 compared to $415,263 in 2007, an increase of $535,760.  The increase is explained by the sales of a new product ‘CDS Corporate Edition’ in 2008. Also, the launch of the new CDS Pro version in late Q3 2008 started having an impact on Q4 2008 results.

Customized development and maintenance support revenues generated $454,227 in 2008 compared to $346,436 for the same period the previous year, an increase of $107,791 or 31.1%.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services.

2009 as compared to 2008

For the fiscal year ended December 31, 2009 cost of revenues represented $62,304 or 9.5% of search revenues compared to $105,338 or 13% of search revenues last year. The decrease is explained by the opening of two (2) new data centers in Canada which were run in parallel with the ones in the US. In April 2008, our US data centers were shutdown and bandwidth costs related to these locations were eliminated in July 2008.

2008 as compared to 2007

For the fiscal year ended December 31, 2008 cost of revenues represented $105,338 or 13% of search revenues compared to $106,511 or 11% of search revenues for the same period last year.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2009 as compared to 2008

For the year ended December 31, 2009, marketing, sales and services expenses stood at $625,243 compared to $386,486 in 2008, an increase of $238,757 or 61%. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division, as the Company focused extra resources to mitigate the lost of Corporate accounts.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, marketing, sales and services decreased by $420,305 from $806,791 in 2007 to $386,486. The variance for the year is explained by the decrease in salaries and relating costs and a decrease of stock-based compensation expenses in relation with the termination of employments and employees departures.

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

2009 as compared to 2008

In 2009, general and administrative expenses amounted to $2,329,947 compared to $2,907,964 in 2008, a decrease of $578,017. The variance is explained by the decrease in salaries, bonuses and stock-based compensation expenses for $306,834 and the reduction in insurance cost for $100,536. These differences occurred following the cost reduction plan which includes a reduction of our number of employees. The Company also has a better control on its professional service fees.

2008 as compared to 2007

In 2008, general and administrative expenses amounted to $2,907,964 compared to $4,691,572 in 2007, a decrease of $1,783,608. Salaries and stock-based compensation expenses were decreased by respectively $338,000 and $428,000. The difference is also related to the decrease in professional fees for $650,000 mainly due to the reduction of legal fees. Finally, investor relation expenses were decreased by $147,000 due to lower expenses related to the annual reporting and the insurance expenses decreased by $142,000 due to lower premium for D&O insurance.

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

2009 as compared to 2008

In 2009, product development and technical support expenses amounted to $1,125,102 compared to $1,836,986 last year, a decrease of $711,884 mainly explained by a decrease in salaries, bonuses and stock-based compensation expenses for $645,171.

2008 as compared to 2007

In 2008, product development and technical support expenses amounted to $1,836,986 compared to $2,198,673 for the previous year, a decrease of $361,687.

Amortization of Property and Equipment

2009 as compared to 2008

In 2009, amortization of property and equipment stood at $117,909 compared to $89,169 in 2008. j

2008 as compared to 2007

In 2008, amortization of property and equipment stood at $89,169 compared to $138,515 in 2007 explained by the decrease of the asset’s net book value at the beginning of 2008.

Amortization of Intangible Assets

2009 as compared to 2008

Amortization of intangible assets stood at $720,729 in 2009 compared to $980,285 in 2008. The decrease is explained by the write-downs of intangible assets of $343,768 recorded in Q4 2008.

2008 as compared to 2007

Amortization of intangible assets stood at $980,285 in 2008 compared to $1,941,771 in 2007. The decrease is explained by the write-downs of intangible assets of $1,985,470 recorded in Q4 2007.

Write-downs and Settlement Costs

2009 as compared to 2008

For the fiscal year ended December 31, 2009, write-down and settlement costs totalled $10,924 compared to $4,381,840 in 2008.

In 2009, the low amount of write-down of intangibles is explained by the accuracy of the fair value of the Company’s assets.

In 2008, faced with improved competitive offerings, the underlying core technology in Copernic Desktop Search® needed to be significantly enhanced and therefore, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair value of goodwill and intangible assets was less than the carrying value of these assets.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, write-down and settlement costs totalled $4,381,840 compared to $9,300,001 in 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000 in 2007.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in Q1 2009 and concentrate all its activities in Quebec City.

2009 as compared to 2008

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $33,677 in 2009 and $101,012 in 2008.

Interest and Other Income

2009 as compared to 2008

Interest and other income increased to $333,979 in 2009 from $162,880 in 2008. The increase is explained by the interest earned on the balance of sale receivable. On the other hand, rates on investments were lower for last year.

2008 as compared to 2007

Interest and other income decreased to $162,880 in 2008 from $401,183 in 2007. The decrease reflected lower liquidities and lower interest rates in 2008.

Gain on Disposal of an Investment

2009 as compared to 2008

In Q1 2009, the Company sold shares it owned in a private company for the amount of $169,239. This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain /Loss on Foreign Exchange

Loss on foreign exchange totalled $70,772 for the year ended December 31, 2009 compared to a gain of $24,440 in 2008 and a loss of $115, 071 in 2007.

The gain / loss in foreign exchange is mainly due to the fluctuation of the Canadian dollar in 2009.

Income Taxes

For the fiscal year ended December 31, 2009, the recovery for current and future income taxes amounted to $654,849 compared to $854,392 in 2008 and $2,005,279 in 2007.

In 2009, the income tax provision is explained by current income taxes paid of $1,498 and the recovery of future income taxes in the amount of $656,347 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

In 2008, the income tax provision is explained by current income taxes paid of $522 and the recovery of future income taxes in the amount of $854,914 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

In 2007, the income tax provision is explained by current income taxes paid of $1,479 and the recovery of future income taxes in the amount of $1,735,769 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

Net Loss and Net Loss per Share from Continuing Operations

The Company reported a loss from continuing operations of $2,285,514 ($1.09 per share) in 2009, compared to a loss of $7,529,104 ($3.60 per share) in 2008 and a loss of $15,461,176 ($7.43 per share) in 2007.

Net Earnings and Earnings per Share (Basic and Diluted) from Discontinued Operations

The Company reported a net income from discontinued operations of $4,399,406 ($2.10 per share) in 2009, compared to a net income of $1,038,400 ($0.50 per share) in 2008 and a net income of $1,030,350 ($0.50 per share) in 2007.

Net Earnings (Loss) for the Year

The net earnings for the year totalled $2,113,892 ($1.01 per share) in 2009 compared to a net loss of $6,490,704 ($3.10 per share) in 2008 and net loss of $14,430,826 ($6.93 per share) in 2007. For 2009, 2008 and 2007, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Q4 2009 Results from Continuing Operations

Revenues

Revenues for the three-month period ended December 31, 2009 totalled $372,943 compared to $693,467 for the same period in 2008, a decrease of $320,524 or 46%. The variance is mainly explained by the decrease in software licensing revenues in the corporate sales channel.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q4 2009, cost of revenues represented $7,136, compared to $16,513 for the same period in 2008.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q4 2009, marketing, sales and services expenses increased to $193,312 from $72,239 in Q4 2008, an increase of $121,073. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division.

General and Administration

General and administrative expenses in Q4 2009 totalled $566,536 as compared to $525,309 for the same period last year, an increase of $41,227 or 8%.

Product Development and Technical Support

Product development and technical support expenses amounted to $271,085 in Q4 2009, compared to $315,403 for the same period last year. These amounts are net of tax credits of $83,884 for Q4 2009 and $7,578 for Q4 2008.

The difference is mainly explained by a decrease in salaries, fringe benefits and bonuses. Following the cost reduction plan, management changed the R&D strategy to an approach allowing them to integrate existing technology.

Amortization of Property and Equipment

Amortization of property and equipment totalled $30,834 in Q4 2009, compared to $979 for the same period last year.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $182,335 in Q4 2009, compared to $244,688 for the same period last year. The decrease is explained by the write-down of intangible assets in Q4 2008.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in 2009 and concentrate all its activities in Quebec City.

For the year 2009, an amount of $33,677 was recorded.

Interest and Other Income

Interest and other income increased to $149,272 in Q4 2009 from $40,306 in Q4 2008. The increase is explained by the interests earned on the balance of sale receivable. On the other hand, rates on investments were lower than last year.

Gain /Loss on Foreign Exchange

Loss on foreign exchange totalled $23,643 for Q4 2009, compared to a gain of $18,218 for the same period in 2008.

Income Taxes

The recovery of future income taxes relates to the amortization of intangible assets which do not have the same asset bases for accounting and tax purposes. Recovery of future income taxes totalled $60,067 in Q4 2009, compared to $314,960 for the same period last year. The decrease of the future income taxes recovery is explained by the write-down of intangible assets in Q4 2008.

Net Loss and Net Loss per Share from Continuing Operations

Net loss from continuing operations for the three months ended December 31, 2009 totalled $716,576 ($0.34 per share) compared to $4,559,641 ($2.18 per share) for the same period last year.

Net Earnings (Loss) and Earnings (Loss) per Share (Basic and Diluted) from Discontinued Operations

Net earnings from discontinued operations for the three months ended December 31, 2009 totalled $14,295 or $0.01 per share compared to net earnings of $ 299,204 or $0.14 per share for the same period last year.

Selected Annual Information

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2009 $	2008 $	2007 $	2006 $	2005 $
Revenues	1,653	2,218	1,702	2,655	-
Earnings (loss) from continuing operations	(2,285)	(7,529)	(15,461)	(5,621)	-
Results of discontinued operations, net of income taxes	4,399	1,038	1.030	1,352	(5,658)
Earnings (loss) for the year	2,114	(6,490)	(14,431)	(4,269)	(5,658)
Loss per share from continuing operations (basic and diluted)	(1.09)	(3.60)	(7.43)	(2.74)	-
Earnings (loss) per share from discontinued operations (basic and diluted)	2.10	0.50	0.50	0.66	(2.76)
Net earnings (loss) per share (basic and diluted)	1.01	(3.10)	(6.93)	(2.08)	(2.76)
Total assets	12,712	10,782	18,358	33,339	38,327

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	2009				2008
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenues	373	353	413	514	693	498	599	428

Net loss from continuing operations	(716)	(783)	(261)	(525)	(4,560)	(916)	(599)	(1,453)

Net loss per share from continuing operations (basic and diluted)	(0.34)	(0.37)	(0.12)	(0.25)	(2.18)	(0.44)	(0.29)	(0.69)

Concentration of Credit Risk with Customers

As at December 31, 2009, one customer represented 34% of net trade accounts receivable, compared to 32% from one customer for the same period last year, resulting in a significant concentration of credit risk. Management maintains that this is in fact a short term credit risk since it involves a revenue share deal in that the company sends thousands of retail transactions to an ad placement agency that collects settlement funds and remits a portion to the Company. Should the customer become delinquent in its payments, the Company can immediately switch its traffic to comparable suppliers on similar terms and conditions. This customer has paid its accounts receivable as per commercial agreement. The Company also monitors all other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating Activities

In 2009, the cash used for operating activities of $2,214,826 is explained by the loss from continuing operations net of non-cash items of $2,345,123 offset by net change in non-cash working capital items of $130,297.

In 2008, the cash used for operating activities of $3,340,687 is mainly due to the loss from continuing operations net of non-cash items of $2,949,676 and net change in non-cash working capital items of $391,011.

In 2007, the cash used for operating activities was $5,070,217 explained by the loss from continuing operations net of non-cash items of $5,136,122 offset by net change in non-cash working capital items of $65,905.

Investing Activities

In 2009, investing activities generated cash of $3,129,466 mainly explained by the decrease in temporary investments of $3,005,224, the disposal of an investment of $169,239 and the purchase of property and equipment and intangible assets of $45,000.

In 2008, investing activities provided cash of $939,224 mainly explained by the decrease in temporary investment of $960,157 offset by the purchases of property and equipment and intangible assets of $20,933.

In 2007, investing activities provided cash of $1,408,367 mainly explained by the decrease in temporary investment of $1,626,458 offset by the purchases of property and equipment and intangible assets of $218,091.

Financing Activities

In 2009, financing activities used cash of $62,106 for the repayment of obligations under capital leases.

In 2008, financing activities used cash of $57,976 for the repayment of obligations under capital leases.

In 2007, financing activities provided cash totalling $676,258 from issuance of capital stock upon exercise of options offset by repayment of obligations under capital leases of $23,071.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q4 of 2010. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend Policy

The Company has never paid dividends on any class of its common stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

The Company is committed under operating and capital lease agreements expiring at various dates until 2014. Future minimum payments under these leases as at December 31, 2009 are as follows:

$

2010	135,870
2011	90,609
2012	31,042
2013	22,914
2014	1,673

Off-balance Sheet Arrangements

As at December 31, 2009, the Company has no off-balance sheet arrangements.

Financial Instruments

As at December 31, 2009, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for 2009 and 2008 were respectively $31,651 and $41,455. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the Board of Directors of the Company, entered into an agreement pursuant to which Marc Ferland performed various sales and marketing projects.  Total fees for 2008 were $16,245 and $ nil for 2009. On March 3, 2008, Mr. Ferland was appointed President and CEO, and the consulting agreement was thereby terminated.

As at December 31, 2009, the Company owes its currents directors $9,074 compared to $7,456 at the end of 2008.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at March 26, 2010	Book value as at December 31, 2009 under Canadian GAAP	Book value as at December 31, 2009 under US GAAP
2,091,913	$96,556,485	$113,326,055

As at March 26, 2010, the Company had no warrants and 132,343 stock options outstanding.

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

Subsequent Events

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

Risks and Uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

Copernic announced, on February 12, 2010, that it had amended the terms and conditions of its previously announced private placement with 2208720, Ontario Limited. As described under the section Item 4, Information on the Company Subsequent Events in this report the proposed amended requires a series of transactions to be consummated.  Although a break fee is payable in the event of a failure by the investors to close the transaction, there is no assurance that the transaction will close in a timely manner or at all.  In addition, the consummation of such transaction will result in a substantial change in the nature of the business of Copernic. There is no assurance that if conusummated such new business shall be profitable in the short or medium term.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2009, the Company had two major customers from which 45% or more of total revenues are derived. Revenues from these customers represented 34% (an ad placement agency settling revenues for thousands of retail transactions) and 11% of the Company’s revenues as compared to 28% and 10% for the same period last year. These customers have traditionally been good payers.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

●	Our ability to continue to attract users to our Web site

●	Our ability to monetize new products

●	Our ability to attract advertisers

●	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure

●	Our focus on long term goals over short term results

●	The results of any investments in risky projects

●	Payments that may be made in connection with the resolution of litigation matters

●	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising

●	Our ability to keep our Web site operational at a reasonable cost and without service interruptions

●	Geopolitical events such as war, threat of war or terrorist actions

●	Our ability to generate revenues through licensing, subscriptions and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the Company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007 and 2008 and 2009, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares, including the current threat of delisting from Nasdaq Capital Markets. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance. If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in our Common Shares and could also adversely affect our ability to access capital.

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

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholder approval to complete a share consolidation on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares. The exact consolidation factor will be determined at the discretion of the board of directors. The proposed share consolidation is subject to shareholder approval, and to this end, will be submitted for approval by the shareholders at a special shareholders’ meeting scheduled to take place on Friday September 11, 2009 at 10 am at the offices of Fasken Martineau DuMoulin at 800 Place Victoria, 37th Floor, Montreal, Quebec. In addition to obtaining the requisite shareholder approval, the proposed share consolidation is subject to the ultimate discretion of the board of directors to implement the share consolidation.

In the event that the Consolidation Resolution does not receive the requisite approval, the articles will remain unchanged and then in all likelihood, the Company will not maintain its listing or re-list on any other exchange, or secondary markets, which could severely restrict trading activity in the common shares.

Furthermore despite the anticipated increase in the market value of the Company’s common shares following the Consolidation, the future effect of the Consolidation on the market price of the Company’s common shares cannot be accurately predicted.

In particular, there is no guarantee that after the Consolidation the price for the Company’s common shares will range between two (2) and ten (10) times the market price for common shares immediately prior to the Consolidation. This is particularly the case since there are numerous factors and contingencies which could affect such market price, including the status of the market for the common shares at the time, the Company’s reported results of operations in future periods and the general economic, political, stock market and industry conditions.

During a special meeting of the shareholders on September 11, 2009, the consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market’s minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

As at December 31, 2009, the Company’s closing stock price was $2.70.

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

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

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

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for year ended December 31, 2009, we have reported net losses from continuing operations. On June 30, 2009, the sale of Mamma.com and its AD Network for $5 million was consummated. The purchase price is to be paid in equal payments of $100,000 per month for 36 months beginning at the end of Q3 2009. The remaining balance will be payable at the end of the 36-month period. Management considers that liquidities as at December 31, 2009 will be sufficient to meet normal operating requirements throughout December 31, 2010. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desired result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 million to be paid in equal monthly instalments of $200,000 over 25 months (“Payments”) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly Payment. Should the Purchaser make a Monthly Payment of less than $200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable. Initially recorded on June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as Balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

There can be no assurance that the purchaser will not be in default or that in the case of repossession the value of the assets can be maintained by operating the asset, or that the asset can be re-sold.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at December 31, 2009, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.5M as at December 31, 2009, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

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

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. For year ended December 31, 2009, the increase of the net results is $160,000. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment.

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in 2009. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
March 26, 2010

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at December 31, 2009	Book value as at December 31, 2009 under Canadian GAAP	Book value as at December 31, 2009 under US GAAP
2,091,437	$96,556,485	$113,326,055

As at December 31, 2009, the Company also had no warrants and 132,343 stock options outstanding.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT
Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.
Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Marc Ferland1	Director and Officer	President, and Chief Executive Officer Copernic Inc.	September 21, 2007

David Goldman	Director	Chairman, Copernic Inc. Director, SNC-Lavalin Group Inc. (an engineering and construction company listed on the Toronto Stock Exchange)	May 24, 2001

Claude E. Forget	Director	Consultant	October 11, 1999

Irwin Kramer	Director	President, iCongo, Inc. (an e-commerce and service company)	May 24, 2001

Dr. David Schwartz	Director	Associate Professor, Bar Ilan University School of Business Administration	May 23, 2002

Lawrence Yelin	Director	Attorney, Lawrence Yelin, Attorney	September 21, 2007

Jean-Rock Fournier2	Officer	Executive Vice President - Chief Financial Officer.	March 31, 2009

Dennis Dion	Officer	Vice President - Sales Copernic Inc.	November 11, 2008

Benoit Godbout	Officer	Vice President - Chief Technology Officer Copernic Inc.	June 17, 2008

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

1 Marc Ferland served as acting CFO through March 31, 2009.
2 Jean-Rock Fournier was hired as Vice President Finances on January 5, 2009 and named Chief Financial Officer on March 31, 2009.

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

During the 2009 fiscal year, the Board of Directors met 15 times and all of the Directors attended all of the meetings, except for two directors, David Schwarz and David Goldman, who did not attend three special meetings.

The Board of Directors’ mandate is set forth in the document entitled “Responsibilities of the Board of Directors and its Three Committees,” which provides in pertinent part:

It is the explicit responsibility of the Board of Directors to assume the global stewardship of the Company and to ensure itself of the pertinence and efficiency of the key functions and of the following matters:

●	Strategic planning.

●	Financial management.

●	Identification of the principal risks associated with the activities of the Company and the establishment of an appropriate system to manage these risks.

●	Succession planning, including appointing, training and monitoring officers.

●	The communications policy of the Company with its shareholders.

●	The integrity of the Company’s internal control and management information systems.

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

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2009.

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

Composition of the Audit and Finance Committee

The current members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and Lawrence Yelin all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2009, the Audit and Finance Committee met 6 times and the Company’s independent auditors were present at 5 of these meetings.

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

The Company provides short-term cash incentive compensation to employees and officers whose responsibilities and attainment of Company objectives exceed established expectations, based on operating results and financial performance. The amount of these payments is approved by the Compensation Committee.and is based on specific goals in these areas. Incentive compensation targets are set during the first quarter of each year.

In the case of Named Executive Officers, as defined hereinafter under the heading “Statement of Executive Compensation”, targeted incentive compensation varies primarily on the level of responsibility of the individual. Generally, bonuses are higher when operating results and financial performance objectives are exceeded and when the objectives are not met, the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Company.

The Board of Directors, upon recommendation of the Compensation Committee, also may award bonuses as deemed necessary to compensate management for circumstances where warranted to reward extraordinary contributions to the Company not reflected in our results of operations if and when deemed in the Company’s best interest.

For the year ended December 31, 2009, for all employees,  incentive compensation was earned related to Company objectives as minimal financial targets were realized.

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

At the time that the Stock Option Plan was reviewed in July 2007, 200,000 Common Shares were reserved for issuance under this plan. Taking into account options that have been cancelled of forfeited, options to acquire a net total of 93,143 Common Shares have been granted on September 18, 2007 under the Stock Option Plan. As of January 1, 2010, 16,409 Common Shares remain available for future grants.

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

Statement of Executive and Board Compensation

In 2009, the Directors received US 5,000 per quarter and US $1,000 per meeting in person and US $500 by phone. Per quarter, the Chairman of the Board also received US $3,125, the Audit Committee Chairman received US $2,500 and of the other two Board Committees received US $1,250 each.

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2007, 2008 and 2009 to:

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

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate. Exchange rate conversions were 0.9352 in 2007, 0.9443 in 2008 and 0.8802 in 2009.

		Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation (Taxable Benefits Related to Exercised Options and Other)

Marc Ferland	2009	243,768	110,025	Nil
President and Chief Executive Officer and	2008	190,636	Nil	7,077
Acting CFO	2007	N/A	N/A	N/A
Éric Bouchard1	2009	17,843	8,802	Nil
Vice President - Products	2008	177,560	18,882	3,813
	2007	169,155	10,161	3,813
Daniel Bertrand2	2009	N/A	N/A	N/A
Executive Vice President and Chief Financial	2008	136,310	9,441	3,387
Officer	2007	172,897	12,982	117,534

Martin Bouchard3	2009	N/A	N/A	N/A
President and Chief Executive Officer	2008	60,999	Nil	750
	2007	220,526	22,456	3,813
Guy Fauré4	2009	N/A	N/A	N/A
President and Chief Executive Officer	2008	N/A	N/A	N/A
	2007	46,403	Nil	502,977
Patrick Hopf5	2009	N/A	N/A	N/A
Vice President - Business Development	2008	21,569	Nil	750
	2007	154,145	Nil	47,817
Jean-Rock Fournier	2009	109,179	17,604	Nil
Executive Vice President – Chief Financial	2008	N/A	N/A	N/A
Officer	2007	N/A	N/A	N/A

1 Eric Bouchard did not renew his employment contract which expired on December 31, 2008.
2 Daniel Bertrand resigned from his position as Executive Vice President and Chief Finacial Officer on September 8, 2008. In connection with his resignation, the Company paid Mr. Bertrand termination compensation and recorded termination costs of CDN159,100 in Q3 2008.
3 Martin Bouchard resigned from his position as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
4 Guy Fauré resigned from his positions as the President, Chief Executive Officer and member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company paid Mr. Fauré termination compensation and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of option agreements and allowed accelerated vesting of options. These changes represented an additional non-cash item expense of approximately US$ 267,000 which was recoreded in Q1 2007.
5 On February 11, 2008, the Company announcced the departure of Patrick Hopf, effective February 11, 2008.

Option Grants During the Most Recently Completed Financial Year

		Long Term Compensation			All other Compensation
Name and Principal Occupation	Year	Awards		Payouts	US$
		Securities under Options #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts
Marc Ferland	2009	2,857	Nil	Nil	Nil
President and Chief Executive Officer	2008	14,286	Nil	Nil	16,245
	2007	3,571	Nil	Nil	15,455
Éric Bouchard1	2009	N/A	N/A	N/A	N/A
Vice President - Products	2008	Nil	Nil	Nil	Nil
	2007	11,143	Nil	Nil	Nil
Daniel Bertrand2	2009	N/A	N/A	N/A	N/A
Executive Vice President and Chief Financial Officer	2008	Nil	Nil	Nil	149,420
	2007	14,000	Nil	Nil	Nil

Martin Bouchard3	2009	N/A	N/A	N/A	N/A
President and Chief Executive Officer	2008	Nil	Nil	Nil	Nil
	2007	22,143	Nil	Nil	Nil
Guy Fauré4	2009	N/A	N/A	N/A	N/A
President and Chief Executive Officer	2008	Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil	477,182
Patrick Hopf5	2009	N/A	N/A	N/A	N/A
Vice President - Business Development	2008	Nil	Nil	Nil	Nil
	2007	10,429	Nil	Nil	Nil
David Goldman	2009	3,571	Nil	Nil	Nil
Chariman of the Board	2008	3,428	Nil	Nil	41,455
	2007	2,857	Nil	Nil	108,291
Claire Castonguay6	2009	N/A	N/A	N/A	N/A
Vice President – Finances and Controller	2008	Nil	Nil	Nil	Nil
	2007	3,143	Nil	Nil	Nil
Dennis Dion	2009	1,429	Nil	Nil	Nil
Vice President – Sales and Marketing	2008	3,571	Nil	Nil	Nil
	2007	N/A	N/A	N/A	N/A
Benoit Godbout	2009	1,429	Nil	Nil	Nil
Vice President – Chief Technology Officer	2008	4,286	Nil	Nil	Nil
	2007	N/A	N/A	N/A	N/A
Jean-Rock Fournier	2009	20,000	Nil	Nil	Nil
Executive Vice President – Chief Financial Officer	2008	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A

Employment Agreements and Change of Control Provisions

During 2009, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

1 Eric Bouchard did not renew his employment contract which expired on December 31, 2008.
2 Daniel Bertrand resigned from his position as Executive Vice President and Chief Financial Officer on September 8, 2008.
3 Martin Bouchard resigned from his postion as the President and Chief Executive Officer effective as of March 3, 2008 for personal reasons. He was replaced by Marc Ferland.
4 Guy Fauré resigned from his positions as the President, Chief Executive Officer and member of the Board of Directors of the Company effective as of January 31, 2007.
5 On February 11, 2008, The Company announced the departureof Patrick Hopf, effective February 11, 2008.
6 Claire Castonguay resigned from her position as Vice President – Finances and Controller as of March 31, 2008.

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

On May 23, 2005, the consulting agreement was further amended to increase the hourly rate of Dave Goldman Advisors Ltd. for services rendered from CDN $200 to CDN $250. In June 2008, as Mr. Goldman resigned as an officer and became Chairman of the Company, the consulting agreement was amended to fixed fees of CDN $7,500 per quarter. Total fees for 2009 were 31,651 2008 were $41,455 (2007: $108,291). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

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

On March 3, 2008, the Company entered into a consulting agreement with Martin Bouchard through 4332903 Canada Inc. This company is remunerated for services rendered on an hourly rate of CDN $250. These consulting arrangements may be terminated on sixty (60) days’ notice by either party. There were no fees for 2008 and 2009.

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

On October 11, 2007, the Company entered into a consulting agreement with Marc Ferland through Gen24 Marketing, a division of 6556027 Canada Inc. The agreement provided for a US $5,000 per month retainer and 5% commissions on recognized revenue of customers and investment proceeds for a 3-year period received from certain specified customers brought in by Gen24 Marketing to the Company. The consulting agreement is cancellable on thirty (30) days’ notice by either party.  Total fees for 2009 were nil (2008: $16,245, 2007:15,454).

The monthly retainer of Gen24 Marketing was increased to $10,000 for the month of February, 2008 and the consulting agreement was terminated as of February 29, 2008.

On March 3, 2008, Marc Ferland entered into an employment agreement with the Company regarding his appointment as President and Chief Executive Officer for a period ending on April 20, 2010. Pursuant to the terms and conditions of his employment agreement, Mr. Ferland is paid an annual salary of CDN $250,000 for a period ending on April 20, 2010. Mr. Ferland is also entitled to a bonus for meeting certain financial performance levels, to a maximum of 50% of his base salary. Under his employment agreement, Mr. Ferland received 14,286 stock options under the Company’s stock option plan.

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

(v)
As of November 12, 2009, Mr. Ferland and Copernic Inc. entered into a second amended and restated employment agreement pursuant to which Mr. Ferland is paid an annual salary of CDN $250,000 per annual.  In the event that any acquisition by the Company takes place during the term of this agreement, Mr. Ferland’s annual salary will be increased to CDN 300,000, and his quarterly bonuses will be increased to  CDN $20,000 effective on the closing date of the acquisition.

Stock Option Plan

In 1999, the Company adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding ten years. The exercise price of the options may not be less than the market price of the Company’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within three months and disability in which event they are exercisable within one year). The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000, May 23, 2002 and June 7, 2006 provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 200,000 common shares.

During a special meeting of the shareholders on September 11, 2009, the Consolidation of issued and outstanding shares was approved effective as of September 14, 2009.  The Consolidation factor was 7:1.  As a result, the maximum number of shares reserved for issuance under the Plan went from 1,400,000 to 200,000 common shares.

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

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2009.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY- End (U.S. $) Exercisable / Unexercisable	Directors’ Fees for Meetings / Committees
David Goldman	Nil	Nil	14,334 / 21,143	Nil / Nil	41,644
Claude E. Forget	Nil	Nil	5,429 / 10,571	Nil / Nil	34,852
Dr. David Schwartz	Nil	Nil	4,239/ 9,381	Nil / Nil	32,211
Irwin Kramer	Nil	Nil	5,429/ 10,571	Nil / Nil	40.091
Marc Ferland	Nil	Nil	7,143/ 20,714	Nil / Nil	N/A
Lawrence Yelin	Nil	Nil	3,286/ 9,142	Nil / Nil	29,672
Claire Castonguay	Nil	Nil	Nil / Nil	Nil / Nil	N/A
Dennis Dion	Nil	Nil	1,191/ 5,000	Nil / Nil	N/A
Benoit Godbout	Nil	Nil	1,429/ 5,714	Nil / Nil	N/A
Jean-Rock Fournier	Nil	Nil	Nil / 20,000	Nil / Nil	N/A

Option and SAR Repricing

During a special meeting of the shareholders on September 11, 2009, the Consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The Consolidation factor was 7:1. As a result, the Option price was multiplied by this factor.

Remainder of page intentionally left blank.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2009

Names	Securities Under Options Granted (#)	Exercise or Base Price (US $/Security)	Market Value of Securities Underlying Options on the Date of Grant (US $ / Security)	Expiration Date
Claude E. Forget	3,571	15.96	15.96	11/08/2010
Claude E. Forget	1,429	29.68	29.68	06/08/2012
Claude E. Forget	2,714	4.34	4.34	06/17/2013
Claude E. Forget	2,857	2.17	2.17	06/17/2014
David Goldman	7,143	15.96	15.96	11/08/2010
David Goldman	4,143	25.06	25.06	11/05/2010
David Goldman	2,857	29.68	29.68	06/08/2012
David Goldman	3,429	4.34	4.34	06/17/2013
David Goldman	3,571	2.17	2.17	06/17/2014
Irwin Kramer	3,571	15.96	15.96	11/08/2010
Irwin Kramer	1,429	29.68	29.68	06/08/2012
Irwin Kramer	2,714	4.34	4.34	06/17/2013
Irwin Kramer	2,857	2.17	2.17	06/17/2014
Dr. David Schwartz	2,381	15.96	15.96	11/08/2010
Dr. David Schwartz	1,429	29.68	29.68	06/08/2012
Dr. David Schwartz	2,714	4.34	4.34	06/17/2013
Dr. David Schwartz	2,857	2.17	2.17	06/17/2014
Marc Ferland	3,571	11.69	11.69	09/21/2012
Marc Ferland	14,285	7.00	7.00	04/02/2013
Marc Ferland	2,857	2.17	2.17	06/17/2014
Lawrence Yelin	3,571	11.69	11.69	09/21/2012
Lawrence Yelin	2,714	4.34	4.34	06/17/2013
Lawrence Yelin	2,857	2.17	2.17	06/17/2014
Dennis Dion	3,571	1.54	1.54	11/11/2013
Dennis Dion	1,429	2.03	2.03	06/30/2014
Benoit Godbout	3,571	4.34	4.34	06/17/2013
Benoit Godbout	714	1.54	1.54	11/11/2013
Benoit Godbout	1,429	2.03	2.03	06/30/2014
Jean-Rock Fournier	3,571	1.33	1.33	03/04/2014
Jean-Rock Fournier	1,429	2.03	2.03	06/30/2014
Jean-Rock Fournier	15,000	1.98	1.98	11/13/2014

Share Ownership
The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for Common Shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at March 26, 2010.

Director/ Named Executive Officer	Number of Company Shares Held1	% of Total Number of shares Is Issued and Outstanding

Marc Ferland, President and Chief Executive Officer, Director	0	0%

Claude E. Forget, Director	11,429	0.5%

David Goldman, Chairman, Director	22,720	1.1%

Irwin Kramer, Director	286	0%

Dr. David Schwartz, Director	505	0%

Éric Bouchard	0	0%

Lawrence Yelin, Director	0	0%

Claire Castonguay, Vice President, Finance and Controller	0	0%

Dennis Dion, Vice President, Sales	0	0%

Benoit Godbout, Vice President, Chief Technology Officer	0	0%

On May 10, 2007, the Company adopted minimum shareholding requirements for directors and officers. Minimum shareholding requirements are 14,286 shares for the CEO, 5,714 shares for the Chair, 2,857 shares for Executive and Senior Vice Presidents, 1,428 shares for Vice Presidents, and 1,428 shares for directors with current officers and directors having five years from this date to achieve these levels or, for new officers and directors, five years from the effective date of their appointment as the case may be.

 1 Does not include shares subject to receipt upon exercise of options.

Employees
The following table provides a breakdown of persons employed by main category of activity for each of the past three financial years.

Number of Employees by Category of Activity
Year	Search / Media	Software
2009	4	21
2008	15	30
2007	16	36

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

Cost Reduction Plan

In Q4 2009, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. Total expenses in 2009, excluding write-downs, termination costs and restructuring costs, were at $4,486,484 compared to $6,013,570 in 2008. Total expenses in Q4 2009, excluding write-downs, gain on disposal, termination costs and restructuring costs, were at $1,118,473 compared to $1,100,097 in Q4 2008.

In addition, the Company has closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City.

The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. In 2008, the Company recorded $101,012 of restructuring costs. For 2009, an amount of $33,677 was recorded.

Nomination of Officers

Jean-Rock Fournier, Vice-President Finance since the beginning of Q1 2009, based in Quebec City, has assumed the duties of Chief Financial Officer (CFO) effective March 31, 2009. In addition, since November 12, 2009, Jean-Rock Fournier has assumed responsibility for the operations of the Company as Executive Vice-President.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

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

The following table sets forth the price history of the Company’s Common Shares reported on the NASDAQ Stock Market® and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany, which reflect inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions. As per the Explanatory Notes to this Annual Report on Form 20-F, all prices referred to below are adjusted to take into account the July 2007 consolidation of the Company’s Common Shares on the basis of 1 post-consolidation common share for every 10 pre-consolidation Common Shares and the September 2009 consolidation of the Company’Common shares on the basis of 1 post-consolidation common share for every 7 pre-consolidation.

NASDAQ Stock Exchange Capital Market® Annual High and Low Market Prices– 5 Years Ended December 31, 2009 (based on closing prices)

Year	High	Low
2009	3.79	0.91

2008	10.85	0.77

2007	41.30	9.87

2006	55.65	6.79

2005	43.96	14.84

NASDAQ Stock Exchange Capital Market® Quarterly High and Low Market Prices – 2 Years Ended December 31, 2009 (based on closing prices)

Quarter End	High	Low
12/31/09	3.79	1.70

9/30/09	2.38	1.54

6/30/09	3.08	1.05

3/31/09	1.40	0.91

12/31/08	1.96	0.77

9/30/08	3.22	1.61

6/30/08	7.91	3.08

3/31/08	10.85	7.07

NASDAQ Stock Exchange Capital Market® Monthly High and Low Market Prices – 6 Months Ended February 28, 2010 (based on closing prices)

Month	High	Low
Feb	2.92	2.50

Jan	2.96	2.46

Dec	3.19	2.70

Nov	3.79	1.90

Oct	2.42	1.70

Sep	2.24	1.78

Frankfurt Exchange (based on closing prices) - High and Low Market Prices – 4 Years Ended December 31, 2009 (in euros)

Year	High	Low
2009	2.48	0.49

2008	7.21	0.70

2007	18.55	4.20

2006	41.58	4.90

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices – 2 Years Ended December 31, 2009 and Latest Quarter (in euros)

Quarter	High	Low
12/31/09	2.48	1.12

9/30/09	1.47	0.87

6/30/09	2.12	0.63

3/31/09	1.09	0.49

12/31/08	1.68	0.70

9/30/08	2.17	1.19

6/30/08	4.76	1.82

3/31/08	7.21	4.20

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices – 6 Months Ended February 28, 2010 (in euros)

Month	High	Low
February 2010	2.06	1.79

January 2010	2.00	1.67

December 2009	2.12	1.84

November 2009	2.48	1.24

October 2009	1.68	1.12

September 2009	1.35	0.15

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

Pursuant to NASDAQ’s Listing Rule 5615(a)(3), the Company has elected to follow Canadian practices in lieu of NASDAQ Listing Rule 5635(d).  The Company’s practices with regard to these requirements are not prohibited by Canadian Law. Neither the OBCA nor the Securities Act requires shareholder approval for private placements, except in certain limited circumstances. The Company has elected to follow the home country rules with respect to the issuance of shares that may exceed the thresholds established by NASDAQ.

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

Dividends paid to a holder on Common Shares, including deemed dividends and stock dividends, will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15% of the gross amount of the dividend. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%. Pursuant to the Treaty, a resident of the United States will be considered to own the voting stock owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such resident’s ownership interest in the fiscally transparent entity.

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian income tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a designated stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a designated stock exchange under the ITA), the Common Shares (as well as any interests in or options for Common Shares) will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. In the event that the Common Shares are not listed on a designated stock exchange, the Common Shares will be, subject to the comments below, “taxable Canadian property” for the purposes of the ITA. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. Proposed amendments to the definition of ‘‘taxable Canadian property’’, announced as part of the March 4, 2010 Federal Budget measures, will significantly narrow this definition. Pursuant to the proposed amended definition, shares of a corporation that is not listed on a designated stock exchange will be taxable Canadian property only if, at that time, or at any time in the previous 60 month period, more that 50% of the fair market value of the share was derived, directly or  indirectly, for one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options or respect of properties described at (i)to (iii). In the event that the Common Shares do constitute “taxable Canadian property”, one half of a capital gain realized by a holder must be included in the income of a holder while one half of any capital loss realized by a holder is deductible against the taxable portion of capital gains realized in the three preceding years or in subsequent years, subject to the rules of the ITA, however, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. The ITA provides for a withholding procedure under which a purchaser of taxable Canadian property from a non-resident of Canada is required to withhold certain amounts from the purchase price. In certain circumstances, a “clearance certificate” may be obtained that relieves, wholly or in part, the purchaser’s obligation to withhold on the purchase price. As long as any income or gain from the disposition or deemed disposition of the Common Shares would be exempt from tax under Part 1 of the ITA due to the application of the Treaty, the withholding requirements and the clearance certificate process may not apply. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

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

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

US$ Currency

	As at December 31,
	2009				2008
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash	27,523		-	-	46,007	-	-	-
Accounts receivable	116,033		78,758	-	49,805	127,051	72,728	29,929
Accounts payable and accrued liabilities	887,465		-	-	687,746	-	-	-
Obligations under capital leases	58,536		-	-	97,259	-	-	-

The following exchange rates were applied during the years 2009 and 2008:

	2009		2008
	Average Rate	Reporting Date	Average Rate	Reporting Date

$CDN per $US	0.8802	0.9532	0.9443	0.8183
$Australian per $US	0.7924	0.8931	0.8531	0.6907
GBP per $US	1.5659	1.5928	1.8552	1.4470
EUR per $US	1.3946	1.4333	1.4712	1.4097

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% (1% in 2008 and 2007) weakening of the US dollar would have increased the net earnings by approximately $123,000, compared to the increase of the net loss of $61,000 in 2008 and $255,000 in 2007, assuming that all other variables remained constant. An assumed 5% (1% in 2008 and 2007) strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

INTEREST RATE RISK
The Company is subject to interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and temporary investments is limited because these investments can be withdrawn at any time.

The Company’s exposure to interest rate risk is as follows:

	2009		2008
	Maturity	Interest rate	Interest rate
Cash and cash equivalents	Less than 30 days	0.049% to 0.263%	0.9% to 3.3%
Temporary investments Mutual funds Obligations under capital lease	120 days and more Withdrawal at any time 5 years (4 years in 2008)	0.8% to 1.75% 0.12% 10.41% to 33.45%	0.9% to 3.3% - 10.41% to 13.08% -

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Controls and Procedures

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Managment’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Excange Commission that permit the Company to provide only management’s report in this annual report.

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

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2009.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the year 2009 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. In spite of the change of CFO, no such significant changes were identified through their evaluation.

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

This report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the S.E.C. that permit the Company to provide only management’s report in this report.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Raymond Chabot Grant Thornton LLP has served as the Company’s independent public accountants to audit our financial statements for the fiscal year ended December 31, 2009. RSM Richter Chamberland has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2008 and 2007.

The following table presents the aggregate fees billed for professional services and other services rendered by Raymond Chabot Grant ThorntonLLP. in 2009.

	2009	2008	2006
Audit Fees(1)	125,763	$219,205	$175,096
Audit Related Fees(2)	23,027	$68,237	$115,108
Tax Fees(3)	-	-	-
Other Fees(4)	-	-
TOTAL:	148,790	$287,443	$290,204

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

(4).	Related to assistance for SOX compliance

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

Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.     Services that the Auditors may not Provide

The Auditors may not act in any capacity where they could reasonably be seen to:

●	function in the role of the Company’s management;

●	audit their own work; or

●	serve in an advocacy role on behalf of the Company

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

1.	The engagement letter shall be in writing and signed by the Auditors,; and

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 17.   FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 23 to our consolidated financial statements.

Independent Registered Public Accounting Firm’s Report

To the Shareholders of Copernic Inc.

We have audited the consolidated balance sheet of Copernic Inc. (the “Company”) as of December 31, 2009 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at December 31, 2008 and 2007 and for the years then ended, before the effects of the reclassifications of the discontinued operations described in Note 4 (“the reclassifications”), were audited by other auditors whose report, dated March 27, 2009, expressed an unqualified opinion on those statements. We have audited the reclassifications on the 2008 and 2007 consolidated financial statements. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2008 and 2007 consolidated financial statements of the Company other than with respect to the reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2008 and 2007 consolidated financial statements taken as a whole.

/s/ RAYMOND CHABOT GRANT THORNTON LLP 1

Montréal, Canada, March 26, 2010

1 Chartered accountant auditor permit no. 20154

To the Shareholders and Board of Directors of Copernic Inc.

We have audited the accompanying consolidated balance sheet of Copernic Inc. as at December 31, 2008 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting at December 31, 2008 included in item 15 of Form 20-F for the year ended December 31, 2008 and, accordingly, we do not express an opinion thereon.

Montreal, Canada
March 27, 2009, except for note 4 which is dated June 30, 2009

1 CA auditor permit no14671

Copernic Inc.
Consolidated Balance Sheets
As at December 31, 2009 and 2008

(expressed in U.S. dollars)	2009 $	2008 $

Assets
Current assets
Cash	465,949	1,066,817
Temporary investments (Note 5)	3,504,930	4,006,115
Accounts receivable (Note 6)	256,110	907,560
Income taxes receivable	337,802	110,121
Balance of sale receivable (Note 4)	655,131	-
Prepaid expenses	118,149	170,864
	5,338,071	6,261,477
Balance of sale receivable (Note 4)	3,694,060	-
Property and equipment (Note 7)	115,110	240,094
Intangible assets (Note 8)	202,597	918,485
Goodwill (Note 8)	3,362,003	3,362,003
	12,711,841	10,782,059
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	1,010,140	991,142
Deferred revenue	103,668	156,789
Deferred rent	1,534	4,805
Current portion of obligations under capital leases (Note 10)	50,630	57,267
	1,165,972	1,210,003
Obligations under capital leases (Note 10)	7,906	39,992
Future income taxes (Note 11)	45,146	259,848
Commitments (Note 12)
Shareholders’ Equity
Capital stock (Note 13)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares	96,556,485	96,556,485
Contributed Surplus	5,853,737	5,747,028
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(91,478,542)	(93,592,434)
	11,492,817	9,272,216
	12,711,841	10,782,059

See accompanying notes.
Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
David Goldman, Chairman of the Board	Irwin Kramer, Director and Chairman of the Audit Committee

Copernic Inc. Consolidated Statements of Operations For the years ended December 31

(expressed in U.S. dollars)
	2009 $	2008 $	2007 $

Revenues (Note 14)	1,653,026	2,218,264	1,702,256

Cost of revenues	62,304	105,338	106,511

Gross Margin	1,590,722	2,112,926	1,595,745

Expenses
Marketing, sales and services	625,243	386,486	806,791
General and administration	2,329,947	2,907,964	4,691,572
Product development and technical support (Note 15)	1,125,102	1,836,986	2,198,673
Amortization of property and equipment	117,909	89,169	138,515
Amortization of intangible assets	720,729	980,285	1,941,771
Write-downs and settlement costs (Note 16)	10,924	4,381,840	9,300,001
Restructuring charges (Note 17)	33,677	101,012	-
Interest and other income	(333,979)	(162,880)	(401,183)
Gain on disposal of an investment (Note 16)	(169,239)	-	-
Loss (gain) on foreign exchange	70,772	(24,440)	115,071

	4,531,085	10,496,422	18,791,211

Loss from continuing operations before income taxes and discontinued operations	(2,940,363)	(8,383,496)	(17,195,466)

Current income taxes	1,498	522	1,479
Future income taxes	(656,347)	(854,914)	(1,735,769)

Recovery of income taxes (Note 11)	(654,849)	(854,392)	(1,734,290)

Loss from continuing operations	(2,285,514)	(7,529,104)	(15,461,176)

Results of discontinued operations, net of income taxes (Note 4)	4,399,406	1,038,400	1,030,350

Net earnings (loss) for the year	2,113,892	(6,490,704)	(14,430,826)
Basic and diluted loss / share - continuing operations (Note 18)	(1.09)	(3.60)	(7. 43)
Basic and diluted earnings / share - discontinued operations (Note 18)	2.10	0.50	0.50

Basic and diluted net earnings (loss) / share	1.01	(3.10)	(6.93)

See accompanying notes.

Copernic Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

Balance, December 31, 2006	2,049,049	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			407,076			407,076
Comprehensive income:
Net loss for the year					(14,430,826)	(14,430,826)
Comprehensive income					(14,430,826)	(14,430,826)
Options exercised	42,388	1,258,251	(581,993)			676,258
Options which conditions have changed (Note 13)			253,236			253,236

Balance, December 31, 2007	2,091,437	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			(37,474)			(37,474)
Comprehensive income:
Net loss for the year					(6,490,704)	(6,490,704)
Comprehensive income					(6,490,704)	(6,490,704)

Balance, December 31, 2008	2,091,437	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216
Stock-based compensation			106,709			106,709
Comprehensive income:
Net earnings for the year					2,113,892	2,113,892
Comprehensive income					2,113,892	2,113,892

Balance, December 31, 2009	2,091,437	96,556,485	5,853,737	561,137	(91,478,542)	11,492,817

See accompanying notes.

Copernic Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)

	2009 $	2008 $	2007 $

Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,285,514)	(7,529,104)	(15,461,176)
Adjustments for
Amortization of property and equipment	117,909	89,169	138,515
Amortization of intangible assets	720,729	980,285	1,941,771
Employee stock-based compensation	106,709	8,249	617,723
Write-down of goodwill (Note 16)	-	3,995,000	8,060,841
Write-down of intangible assets (Note 16)	1,462	343,768	1,139,160

Write-down of investment	-	-	150,000

Write-down of property and equipment (Note 16)	9,462	43,072	-

Gain on disposal of an investment	(169,239)	-	-
Future income taxes	(656,347)	(854,914)	(1,735,769)

Accreted interest on balance of sale receivable	(200,823)	-	-
Unrealized loss (gain) on foreign exchange	10,529	(25,201)	12,813
Net change in non-cash working capital items (Note 19)	130,297	(391,011)	65,905
Cash used for operating activities from continuing operations	(2,214,826)	(3,340,687)	(5,070,217)
Cash provided by discontinued operations (Note 4)	1,051,219	1,620,116	3,536,074
Cash used for operations	(1,163,607)	(1,720,571)	(1,534,143)

Investing activities

Proceeds on the disposal of an investment	169,239	-	-
Purchase of intangible assets	(14,373)	(5,054)	(68,433)
Purchase of property and equipment	(30,627)	(15,879)	(149,658)
Decrease in temporary investments	3,005,227	960,157	1,626,458
Cash provided by (used for) contiuning operations	3,129,466	939,224	1,408,367

Cash used in discontinued operations (Note 4)	(579)	-	-
Cash provided from (used for) investing activities	3,128,887	939,224	1,408,367

Financing activities

Issuance of capital stock	-	-	676,258
Repayment of obligations under capital leases	(62,106)	(57,976)	(23,071)
Cash provided from (used for) financing activities	(62,106)	(57,976)	653,187

Net change in cash and cash equivalents during the year	1,903,174	(839,323)	527,411
Cash and cash equivalents – Beginning of year	2,067,705	2,907,028	2,379,617

Cash and cash equivalents – End of year	3,970,879	2,067,705	2,907,028
Cash and cash equivalents comprise:
Cash	465,949	1,066,817	596,493
Temporary investments (Note 5)	3,504,930	4,006,115,	5,468,451
Less: Temporary investments with maturity date in excess of 3 months from date of issuance (Note 5)	-	(3,005,227)	(3,965,384)
	3,970,879	2,067,705	2,099,560
Restricted cash	-	-	807,468
	3,970,879	2,067,705	2,907,028
Supplemental cash flow information - continuing operations
Cash paid for interest	9,597	17,314	7,426
Cash paid for income taxes	1,498	522	1,479

See accompanying notes

Copernic Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007

(expressed in U.S. dollars)

1	Nature of Business

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com.

2	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in Note 23.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated upon consolidation.

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

c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and highly liquid investments with an initial term of three months or less.

d)	Income Tax Credits

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

e)	Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held for Trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and temporary investments (mutual funds) are classified as held for trading.

Held-to-Maturity

Non derivative financial assets that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. During 2009 and 2008, temporary investments other than investments in mutual funds were classified as held-to-maturity.

Loans and Receivables

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. Accounts receivable and balance of sale receivable are classified as loans and receivables.

Other Financial Liabilities

Other financial liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

f)	Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as held for trading) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

g)	Property and Equipment

Property and equipment are recorded at cost, less applicable tax credits, and accumulated amortization and impairment charge. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

h)	Intangible Assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and impairment charge. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Customer relationships	Straight-line	33%
Patents	Straight-line	10%
Software	Declining balance	50%

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2009 and 2008.

i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.  Goodwill is tested for impairment annually on December 31 of each year or more often if events or changes in circumstances indicate that it might be impaired. The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. Any impairment loss is charged to earnings in the period in which the loss is incurred. Management’s determination of the fair value incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009.

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

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

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

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenues.

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

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

o)	Stock-based Compensation

The Company has a share option plan (described in Note 13) granting options to employees and board members. Under this plan, options grants are accounted for using the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards. Cash consideration received from employees and board members when they exercise the options is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in forfeiture rate can affect the estimate of stock-based compensation expense.

p)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (Note 18).

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

q)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3	Change in Accounting Policies

a)	Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once an entity adopts this new section it may no longer apply the guidance in Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period”. This section applies to interim and annual consolidated financial statements relating to fiscal year beginning on or after October 1, 2008. This new section sets out standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets and it reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. The adoption of this section did not have a significant impact on the Company’s consolidated financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

CICA, Amendments to Section 3862, Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures, that are effective for the Company’s financial statements for the year ended December 31, 2009. The amendments are intended to enhance disclosure regarding fair value measurement and liquidity risk of financial instruments. The additional disclosures are presented in Note 21.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:         This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

Level 2:         This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.

Level 3:        This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

b)	Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

4	Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789 as presented below:

	2009 $	2008 $	2007 $
Selling price	4,447,230	-	-
Transaction fees	299,441	-	-
Gain on disposal of assets net of transaction fees	4,147,789	-	-

The results of discontinued operations are as follows:

	2009 $	2008 $	2007 $

Revenues	1,594,946	4,793,367	6,414,152
Cost of revenues	701,124	2,425,570	2,529,899
Gross Margin	893,822	2,367,797	3,884,253

Expenses
Marketing, sales and services	120,861	552,125	1,091,031
Product development and technical support	30,535	101,738	217,737
Amortization of property and equipment	3,707	121,887	163,994
Amortization of intangible assets	8,070	38,874	49,515
Write-down of property and equipment	37,387	50,424	846,310
	200,560	865,048	2,368,587

Income from operations	693,262	1,502,749	1,515,666

Gain on disposal of assets net of transaction fees	4,147,789	-	-

Results of discontinued operations, net of income taxes	4,841,051	1,502,749	1,515,666
Income taxes	441,645	464,349	485,316
Net income from discontinued operations	4,399,406	1,038,400	1,030,350

The cash provided by discontinued operations for operating activities is comprised of:

	2009 $	2008 $	2007 $
Net income from discontinued operations	4,399,406	1,038,400	1,030,350
Adjustment for:
Write-down of property and equipment	37,387	50,424	846,310
Gain on disposal of assets net of transaction fees	(4,147,789)	-	-
Amortization of property and equipment	3,707	121,887	163,994
Amortization of intangible assets	8,070	38,874	49,515
Future income taxes	441,645	464,349	485,316
Employee stock-based compensation	-	(45,723)	42,589
Net change in non-cash working capital items	308,793	(48,095)	918,000
Cash provided by discontinued operations for operating activities	1,051,219	1,620,116	3,536,074

The cash used by discontinued operations for investing activities is comprised of:

	2009 $	2008 $	2007 $
Transaction fees	(299,441)	-	-
Capital payment on balance of sale receivable	298,862	-	-
Cash used by discontinued operations for investing activities	(579)	-	-

5	Temporary Investments

In 2009, temporary investments consist of mutual funds (Money market) bearing interest at a weighted average rate of 0.12% per annum and possibility to withdraw at any time.

In 2008, temporary investments consist of term deposits, bearing a weighted average interest rate of 1.55% per annum and maturing on various dates up to May 2009. The market value of term deposits as at December 31, 2008 approximated their book value.

6	Accounts Receivable

Accounts receivable are comprised of the following:

	2009 $	2008 $

Trade accounts receivable	237,688	839,245
Allowance for doubtful accounts	(190)	(1,185)
	237,498	838,060

Other	18,612	69,500

	256,110	907,560

7	Property and Equipment

			2009
	Cost $	Accumulated amortization $	Net $
Computer equipment	841,719	749,385	92,334
Furniture and fixtures	73,136	54,876	18,260
Leasehold improvements	101,999	97,483	4,516

	1,016,854	901,744	115,110

	2008
	Cost $	Accumulated amortization $	Net $

Computer equipment	916,169	735,421	180,748
Furniture and fixtures	152,575	119,603	32,972
Leasehold improvements	95,691	69,317	26,374

	1,164,435	924,341	240,094

Computer equipment includes assets under capital leases with an original cost of $109,367 (2008 - $127,366) and accumulated amortization of $79,896 (2008 - $61,896) as at December 31, 2009. In 2009, a write-down of $10,924 for property and equipment was recorded as the Company estimated that the fair value of these assets was lower than their carrying value.

Amortization of property and equipment includes $21,446 (2008 – $39,629) of amortization on computer equipment under capital leases.

8	Intangible Assets and Goodwill

a)	Intangible Assets

	2009
		Accumulated amortization $	Impairment provision $	Net $
Trade names	377,833	219,282	-	158,551
Technology	2,614,790	2,614,790	-	-
Software	265,823	221,777	-	44,046

	3,258,446	3,055,849	-	202,597

	2008
		Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	873,091	1,473,415	214,012
Technology	3,400,000	2,568,630	192,000	639,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	336,378	263,924	7,351	65,103
Patents	77,622	22,781	54,841	-

	8,374,518	5,076,371	2,379,662	918,485

In 2008, the Company was still facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that these assets related to it had suffered a loss in value and that the fair value of intangible assets was less than the carrying value. Therefore, write-downs of $140,000 for trade names and $192,000 for technology were recorded in 2008. Also, in 2008, write-downs of $54,840 for patents were recorded as the Company estimated that the fair value of these intangible assets was lower than their carrying value. For the same reasons, in 2007, write-downs of $1,333,415 for trade names and $652,055 for customer relationships were recorded. No write-down has been recorded in 2009.

Intangible assets include assets under capital leases with an original cost of $44,807 (2008 - $44,807) and accumulated amortization of $36,031(2008 - $27,255) as at December 31, 2009.

Amortization of intangible assets includes $8,776 (2008 - $17,580) on software under capital leases.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

Balance – December 31, 2007	7,357,003

Write-down	(3,995,000)

Balance – December 31, 2008	3,362,003

Write-down	-

Balance – December 31, 2009	3,362,003

In 2008, the Company was facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets, the Company concluded that the related goodwill had suffered a loss in value and the fair value of the related goodwill was less than its carrying value. Therefore, a write-down of $3,995,000 was recorded in 2008. No write-down has been recorded in 2009.

9	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2009 $	2008 $

Accounts payable	155,229	332,641
Accrued employee costs	206,286	163,019
Directors and officers payable (a)	397,686	201,982
Companies owned by directors (a) (b) (c)	9,581	7,456
Accrued professional fees	165,359	153,732
Other accrued liabilities	75,999	132,312

	1,010,140	991,142

(a) These amounts payable relate, in large part, to consulting agreements.
(b) Services provided by one director for 2009 amounted to $31,651. Services provided by two directors amounted to $57,700 and $123,746 in 2008 and 2007 respectively. These transactions are concluded in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the parties. These trade accounts are subject to the same terms as trade accounts of unrelated parties.

(c) David Goldman resigned as an officer and became Chairman of the Company in June 2008.

10	Obligations under Capital Leases

In 2009, obligations under capital leases, bearing interest at effective rates varying from 10.41 % to 33.45%, payable in monthly instalments ranging from $228 to $3,264 including interest, maturing until September 2014 amounted to $64,165.

As at December 31, future minimum payments for obligations under capital leases are as follows:

	2009 $	2008 $
2009	-	65,302
2010	51,080	39,697
2011	6,952	2,188
2012	2,230	-
2013	2,230	-
2014	1,673	-
	64,165	107,187
Less: Interest (Weighted average rate of 10.76 % in 2009 – 11.20% in 2008)	5,629	9,928
	58,536	97,259
Less: Current portion	50,630	57,267
	7,906	39,992

11	Income Taxes

a)	A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2009 $	2008 $	2007 $

Loss from continuing operations before income Taxes	(2,940,363)	(8,383,496)	(17,195,466)
Expected recovery of income taxes at the statutory Rate 30.90% (2008 – 30.90%, 2007 – 32.02%)	(908,572)	(2,590,500)	(5,505,988)
Impact of foreign and provincial rates	186	9,200	3,654
Change in future income tax balance due to change in rate	-	41,582	1,316,637
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	272,763	208,650	(176,111)
Permanent difference:
Impairment of goodwill	-	1,234,455	2,367,218
Non-deductible expenses	(19,226)	242,221	260,300

Recovery of income taxes	(654,849)	(854,392)	(1,734,290)

b)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2009 $	2008 $

Assets
Property and equipment	2,857,726	2,343,235
Non-capital losses (expiring 2010 - 2029)	4,515,291	4,328,865
Unrealized impairment losses on investments	468,856	748,437
Research and development expenses	867,483	616,339
Financing expenses	-	-
Intangible assets	-	382,595
Goodwill	-	228,140
Other	57,665	117,331
	8,767,021	8,764,942

Liabilities
Intangible assets	45,146	259,848

Net future income tax assets before valuation	8,721,875	8,505,094
Valuation allowance	(8,767,021)	(8,764,942)
	(45,146)	(259,848)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	(45,146)	(259,848)
	(45,146)	(259,848)

c)     As at December 31, 2009, the Company also has temporary differences in the United States of America consisting mainly of non-capital losses for $4,661,146 (2008 - $1,929,723). No future tax assets were recognized in 2009 and 2008 for these temporary differences.

In addition, the Company has capital losses amounting to $25,190,250 in 2009 (2008 - $21,557,460) with no expiration date. No future tax assets were recognized in 2009 and in 2008 for these capital losses.

d)     As at December 31, 2009, the Company has non-capital loss carryforwards totalling approximately $16,399,000 for federal and provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2010	3,796,000
2014	941,000
2015	6,123,000
2026	822,000
2027	4,212,000
2028	-
2029	505,000

12	Commitments

The Company is committed under operating lease agreements expiring at various dates until 2013. Future minimum payments for the next years under these leases are as follows:

$

2010	84,790
2011	83,657
2012	28,812
2013	20,684

13	Capital Stock

During a special meeting of the shareholders held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended December 31, 2009 is as follows:

	Options		Warrants
	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Outstanding as of December 31, 2008	111,082	12.93	92,342	109.20
Granted	44,998	2.01	-	-
Forfeited	(15,094)	(10.40)	-	-
Expired	(8,643)	(32.75)	(92,342)	(109.20)
Outstanding as of December 31, 2009	132,343	8.21	-	-

b) Granting, Exercising and Cancellation of Stock Options

In 2007, the Company granted 130,133 options to employees, officers and directors at an exercise price between $11.69 and $36.05 expiring in five years. During that year, 10,173 options were forfeited and 1,693 options expired.

In January 2007, in connection with the resignation of two officersd, the Company changed the duration of their option agreement and allowed accelerated vesting options for one of the officers.  These changes represented an additional non cash item expense of $253,236 which was recorded in Q1 2007.

In 2008, the Company granted 50,000 options to employees, officers and directors at an exercise price between $1.54 and $7.00 expiring in five years. During that year, 112,260 options were forfeited.

On March 4, 2009, the Company granted to an officer, 3,571 stock options at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted to directors 17,856 stock options at an exercise price of $2.17 expiring in five years.

On June 30, 2009 the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

During the twelve-month period ended December 31, 2009, no options were exercised and 23,737 options were forfeited or expired.

Information with respect to stock option activity for 2007, 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price $
Outstanding – December 31, 2006	97,456	19.88

Granted	130,133	17.01
Forfeited	(10,173)	28.21
Expired	(1,693)	24.99
Exercised	(42,381)	15.96

Outstanding – December 31, 2007	173,342	18.13

Granted	50,000	4.13
Forfeited	(112,260)	17.01

Outstanding – December 31, 2008	111,082	12.93

Granted	44,998	2.01
Forfeited	(15,094)	10.40
Expired	(8,643)	32.75

Outstanding – December 31, 2009	132,343	8.21

The following table summarizes all outstanding and exercisable options by range of exercise price

Outstanding options					Exercisable options
Range of exercise price $		Number of options outstanding as at December 31, 2009	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at December 31, 2009	Weighted average exercise price $
1.01 to	5.00	74,279	4.18	2.49	10,239	3.16
5.01 to	10.00	14,286	3.25	7.00	4,762	7.00
10.01 to	15.00	14,500	2.69	11.89	9,788	11.88
15.01 to	20.00	16,667	0.85	15.96	16,667	15.96
25.01 to	30.00	11,287	1.85	27.98	8,907	27.53
35.01 to	36.05	1,324	2.06	36.05	885	36.05
Total		132,343	3.28	8.21	51,248	14.15

As at December 31, 2008 and 2007 there were 43,288 and 33,408 options exercisable at a weighted average exercise price of $20.93 and $23.59, respectively.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected option life (years)	3.00	2.86	3.03
Volatility	134.00%	87.49%	86.09%
Risk-free interest rate	1.67%	2.85%	4.28%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2009, 2008 and 2007 were $1.54, $2.31 and $9.80 per option, respectively.

All outstanding warrants had expired as at December 31, 2009. This does not have an impact on the financial statements.

c) Stock-based Compensation Costs

For the twelve-month periods ended December 31, 2009, 2008 and 2007, stock-based compensation costs by department were as follows:

	2009 $	2008 $	2007 $
General and administration	79,614	50,669	478,759
Marketing, sales and services	4,917	(55,601)	57,480
Product development and technical support	22,178	13,181	81,484
Total for continuing operations	106,709	8,249	617,723
Total for discontinued operations	-	(45,723)	42,589
Total	106,709	(37,474)	660,312

14	Revenues

	2009 $	2008 $	2007 $

Search	640,103	813,014	940,557
Software licensing	574,536	951,023	415,263
Customized development and maintenance Support	438,387	454,227	346,436
	1,653,026	2,218,264	1,702,256

15	Product Development and Technical Support Expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2009 $	2008 $	2007 $

Product development and technical support expenses	786,202	1,618,066	1,832,529
Research and development expenses	533,455	398,763	567,825
	1,319,657	2,016,829	2,400,354

Less: research and development tax credits	194,555	179,843	201,681

	1,125,102	1,836,986	2,198,673

As of December 31, 2009, the Company has non-refundable tax credits of $492,497 (2008 - $393,089) with expiring dates between 2023 and 2029. No tax assets were recognized in 2009 and 2008 for these credits.

16	Write-downs and Settlement Costs

	2009 $	2008 $	2007 $

Write-down of goodwill (Note 8)	-	3,995,000	8,060,841
Write-down of property and equipment and intangible assets (Notes 7 and 8)	10,924	386,840	1,139,160
Write-down of investment	-		150,000
Class action closure costs	-		(50,000)
	10,924	4,381,840	9,300,001

Gain on disposal of an investment

During the year, the company sold an investment in a private company for an amount of $169,239. The net book value of this investment was nil, therefore, the Company realized a gain on disposal for an amount equivalent to the proceeds.

17	Restructuring Charges

	2009 $	2008 $	2007 $
Restructuring charges
Lease termination costs	-	31,391	-
Severance	9,264	18,093	-
Other	24,413	51,528	-
	33,677	101,012	-
Disbursements	105,075	16,561	-

Restructuring charges included in accounts payable and accrued liabilities Balance, beginning of year	84,451	-	-
Balance, end of year	13,053	84,451	-

In order to reduce its costs, the Company has decided to close its Montreal office in first quarter of 2009 and concentrate all its activities in Quebec City.

The total cost of the restructuring charges including termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $134,689, of which $33,677 were recorded in 2009 and $101,012 in 2008.

18	Earnings (loss) per Share

	2009	2008	2007
Weighted average number of shares – Basic / diluted	2,091,437	2,091,437	2,080,699

Options, at weighted average exercise price of $14.15 to purchase 51,248 common shares (2008 – 43,288; 2007 – 33,408) and no warrant (2008 – 92,342; 2007 – 92,342) have been excluded from the above calculations since they would all have an anti-dilutive effect.

19	Consolidated Statement of Cash Flows

a)             In 2009, the Company acquired $12,854 (2008 - $18,471) of computer equipment and $0 (2008 - $6,106) of software equipment under capital leases

b)	Net Change in Non-cash Working Capital Items

	2009 $	2008 $	2007 $

Cash flows increase (decrease)
Accounts receivable	189,005	42,620	839,688
Income taxes receivable	(227,681)	111,084	(111,203)
Prepaid expenses	52,715	37,791	53,230
Accounts payable and accrued liabilities	172,650	(513,529)	(698,348)
Income taxes payable	-	(8,100)	-
Deferred revenue	(53,121)	(54,666)	(16,205)
Deferred rent	(3,271)	(6,211)	(1,257)

	130,297	(391,011)	65,905

20	Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

●	to pursue its strategy of organic growth through selective acquisitions

●	to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities.  The Company’s strategiy for managing capital remained unchanged from 2008.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2009 $	2008 $
Cash	(465,949)	(1,066,817)
Temporary investments	(3,504,930)	(4,006,115)
Shareholders’ equity	11,492,817	9,272,216
	7,521,938	4,199,284

21	Financial Instruments

a)	Financial Instrument – Fair Value

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

The Company has determined that the carrying value of its accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

The fair value of the balance of sale receivable and obligations under capital leases has been determined based on the discounted future cash flows.  The fair value of these instruments approximates the carrying value as at December 31, 2009.

Fair value hierarchy

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value on the consolidated balance sheet on a recurring basis as at December 31, 2009 classified using the fair value hierarchy:

Level 1		Level 2	Level 3	Total $
Financial assets:
Cash	465,949	-	-	465,949
Temporary investments	3,504,930	-	-	3,504,930

Fair value and classification of financial instruments

		Book value			Fair value
	Held for trading $	Held to maturity $	Loans and receivable $	Other financial liabilities $	$
Financial assets:
Cash	465,949				465,949
Temporary investments	3,504,930				3,504,930
Accounts receivable			256,110		256,110
Balance of sale receivable			4,349,191		4,349,191

Financial liabilities:
Accounts payable and accrued liabilities				1,010,140	1,010,140
Obligations under capital leases				58,536	58,536

b)	Foreign Currency Exchange Rate Risk

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

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

US$ Currency

	As at December 31,
	2009				2008
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash	27,523	-	-	-	46,007	-	-	-
Accounts receivable	116,033	-	78,758	-	49,805	127,051	72,728	29,929
Accounts payable and accrued liabilities	887,465	-	-	-	687,746	-	-	-
Obligations under capital leases	58,536	-	-	-	97,259	-	-	-

The following exchange rates were applied during the years 2009 and 2008:

	2009		2008
	Average rate	Reporting date	Average rate	Reporting date

$CDN per $US	0.8802	0.9532	0.9443	0.8183
$Australian per $US	0.7924	0.8931	0.8531	0.6907
GBP per $US	1.5659	1.5928	1.8552	1.4470
EUR per $US	1.3946	1.4333	1.4712	1.4097

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% (1% in 2008 and 2007) weakening of the US dollar would have increased the net earnings by approximately $123,000, compared to the increase of the net loss of $61,000 in 2008 and $255,000 in 2007, assuming that all other variables remained constant. An assumed 5% (1% in 2008 and 2007) strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

c)	Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit risk history of each customer. As at December 31, 2009, two customers with more than 10% of net trade accounts receivable represented 50% of net trade accounts receivable, compared to 47% from two customers for the same period last year, resulting in a significant concentration of credit risk. As at March 26, 2010, clients with a past due over 91 days have cleared their balance. The Company’s credit risk is considered to be low.

	2009 $	2008 $
Current	59,319	453,445
31-60 days	76,891	303,719
61-90 days (Past due)	26,254	36,773
Over 91 days (Past due)	75,224	45,308
Allowance for doubtful accounts	(190)	(1,185)
Balance as at December 31	237,498	838,060

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Accounts receivable outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors including the length of time accounts receivable are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible and any payments subsequently received on such accounts receivable are credited to consolidated operations. The allowance for doubtful accounts is primarily calculated on a specific identification of accounts receivable.

Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	2009 % of revenue	2008 % of revenue

Customer A	34%	28%
Customer B	11%	10%

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

d)	Interest Rate Risk

The Company is subject to minimal interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of the other instruments is limited and would not be material.

The Company’s exposure to interest rate risk is as follows:

		2009	2008
	Maturity	Interest rate	Interest rate
Cash	Less than 30 days	0.049% to 0.263%	0.9% to 3.3%
Temporary investments Mutual funds Obligations under capital leases	120 days and more Withdrawal at any time 5 years (4 years in 2008)	0.8% to 1.75% 0.12% 10.41% to 33.45%	0.9% to 3.3 - 10.41% to 13.08	% %

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company also manages liquidity risk by continuously monitoring actual budgeted cash flows. Also, the Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. The Company’s liquidity risk is considered to be low.

	Accounts payable and accrued liabilities	Obligations under capital leases	Total $
2010	1,010,140	51,080	1,061,220
2011	-	6,952	6,952
2012	-	6,952	6,952
2013	-	2,230	2,230
2014	-	1,673	1,673

22            Geographic Segment

a)              The geographic information for the continuing operations is as follows:

	2009 $	2008 $	2007 $
Revenues:
Canada	125,954	231,714	26,906
United States	1,330,758	1,661,707	1,219,358
Europe	196,314	324,843	455,992
	1,653,026	2,218,264	1,702,256

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are located / associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations, the entity now operates in a single segment and all information related to the discontinued operations has been presented in Note 4.

23	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the consolidated balance sheets of the Company are as follows:

	December 31, 2009 $	December 31, 2008 $
Capital stock

Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055
Contributed surplus
Contributed surplus in accordance with Canadian GAAP	5,853,737	5,747,028
Stock-based compensation cost (b)

Cumulative effect of prior years	1,037,690	1,037,690
Contributed surplus in accordance with U.S. GAAP	6,891,427	6,784,718
Accumulated deficit
In accordance with Canadian GAAP	(91,478,542)	(93,592,434)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)

Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(109,285,802)	(111,399,694)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	11,492,817	9,272,216

a)	(a) Reduction of Stated Capital

b)	Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

c)	(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

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

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

(d) Cash Flows

Under US GAAP, the cash flows reconciliation would have started with Net earnings (loss) for the year instead of Loss from continuing operations.

Accounting Changes

Fair value measurement

Effective January 1, 2009, the Company adopted Statement of FASB Accounting Standard Codification (“ASC”) 820-10 (formerly SFAS No. 157), “Fair Value Measurements”. FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years.

Useful life of intangible assets

Effective January 1, 2009, the Company adopted FASB ASC 350 (formerly FASB Staff Position (“FSP”) No. 142-3),”Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FASB ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.

Hierarchy of GAAP

During the year ended December 31, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB ASC (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of SFAS, FSP or Emerging Issues Task Force Abstracts but instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Subsequent events

In May 2009, the FASB issued Statement No. 165 “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. This Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009.

The adoption of these standards did not have an impact on the Company’s consolidated financial statements.

24	Subsequent Events

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19.	EXHIBITS

The following are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1	Articles of Incorporation of Mamma.com Inc., as amended. (Filed as Exhibit 1.1 to the Company’s Form 20-F filed May 31, 2005).

1.2	Bylaws of Mamma.com Inc., as amended. (Filed as Exhibit 1.2 to the Company’s Form 20-F filed May 31, 2005).

1.3*	Certificate of amendment

4.1	Consulting Agreement between Dave Goldman Advisors Ltd. and Intasys Corporation dated October 30, 2001 and renewed on May 1, 2002. (Filed as Exhibit 4.4 to the Company’s Form 20-F filed May 31, 2005).

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

4.11	Share Purchase Agreement among Mamma.com Inc., Copernic Technologies, Inc. and others dated December 22, 2005 (Filed as Exhibit 99.3 to the Company’s Form 6-K filed December 29, 2005).

4.12	Consulting Agreement between ThomasLloyd Capital LLC and Copernic Inc. dated June 7, 2007 and expired on December 31, 2007.

4.13*	Subscription agreement among 2208270 Ontario Limited and Copernic Inc.

4.14*	Amendment No. 2 to the subscription agreement among 2208270 Ontario Limited and Copernic Inc.

4.15*	Asset purchase agreement among Copernic inc. and Empresario inc.

4.16*	Garantee to the asset purchase agreement among Copernic inc. and Empresario inc

4.17*	Second amendment to the asset purchase agreement among Copernic inc. and Empresario inc

8.1*	Subsidiary of Copernic Inc.

11	Code of Ethics (filed as Exhibit 11 to the Company’s Form 20-F filed March 31, 2006).

12.1*	Certification of Marc Ferland under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Jean Rock Fournier under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of Raymond Chabot Grant Thornton LLP Consent of RSM Richter LLP.

15.12*	Consent of RSM Richter LLP.

15.2	Audit and Finance Committee Charter (filed as Exhibit 15.3 to the Company’s Form 20-F filed March 31, 2006).

15.3	Compensation Committee Charter (filed as Exhibit 15.4 to the Company’s Form 20-F filed March 31, 2006).

15.4	Nominating and Corporate Governance Committee Charter (filed as Exhibit 15.5 to the Company’s Form 20-F filed March 31, 2006).

* Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 26, 2010
COPERNIC INC.

	By:	s/s David Goldman
		Name:	David Goldman
		Title:	Chairman

s/s Marc Ferland
		Name:	Marc Ferland
		Title:	President and Chief Executive Officer

s/s Jean-Rock Fournier
		Name:	Jean-Rock Fournier
		Title:	Vice President Executive and Chief Financial Officer